Form 20-F
period 2022-06-30
IPERIONX Ltd
filed 2022-08-26
CIK 1898601

As filed with the Securities and Exchange Commission on August 26, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from __________ to __________

Commission File No. 001-41338
IPERIONX LIMITED
(Exact name of Registrant as specified in its charter)

N/A	AUSTRALIA
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

129 W Trade Street
Suite 1405
Charlotte, NC 28202
(Address of principal executive offices)
Anastasios Arima
Chief Executive Officer and Managing Director
(704) 578-3217 (telephone)
info@iperionx.com (e-mail)
129 W Trade Street
Suite 1405
Charlotte, NC 28202
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered or to be registered:
American Depositary Shares each representing 10 Ordinary Shares, no par value(1)	IPX	The Nasdaq Capital Market

(1)	Evidenced by American Depositary Receipts

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2022: 140,288,491 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act of 1934.

Yes  ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months.

Yes ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes  ☐ No ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company.

Yes  ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐ No  ☐

INTRODUCTION

IperionX Limited (“IperionX”) aims to be a leading developer of sustainable critical mineral and critical material supply chains in the United States, a mission we believe is important for the global transition towards a circular, low-carbon, resource efficient green economy. We aim to achieve this mission through a multi-pronged strategy comprising a variety of technology, integration, and sustainability focused initiatives.

Titanium metal technologies

IperionX aims to commercialize a series of patented titanium manufacturing technologies (the “Technologies”) that have the potential to reduce the cost and carbon emissions of titanium production relative to what is commercially available today. With these Technologies, which we do not currently own but hold an exclusive option to acquire, we plan to enable the widespread use of titanium and possibly displace metals like steel and aluminum which have lower strength-to-weight ratios, inferior corrosion resistance and likely higher net-carbon emissions.

IperionX holds an exclusive option to acquire Blacksand Technology, LLC (“Blacksand”), which holds the rights to commercialize the Technologies to produce metal products from titanium and/or its alloy. The Technologies were invented by Dr. Zhigang Zak Fang at the University of Utah with support from the Advanced Research Programs Agency – Energy (“ARPA-E”) within the Department of Energy (“DOE”). The partnership between Dr. Fang and ARPA-E focused largely on reducing vehicular weight through the use of titanium in place of steel to reduce energy consumption and emissions in the transportation sector.

The Technologies have successfully produced titanium at a pilot scale level and have shown the potential to be applied to other critical minerals as well.

The Technologies offer IperionX the potential to produce U.S.-sourced, low-carbon titanium metal products at potentially reduced cost and carbon emissions relative to what is commercially available today with higher strength-to-weight ratios and superior corrosion resistance. Such titanium is potentially substitutable for stainless steel and aluminum in a wide variety of applications.

The Technologies can utilize not only raw titanium minerals, but also titanium metal scrap as feedstock, potentially allowing for a 100% closed-loop, circular titanium process, once commercialized. These Technologies may also be applied to other metals including rare earth elements and zirconium. The Company has secured a prospective source of feedstock for these metals via its wholly owned critical minerals project (the “Titan Project”) in Tennessee.

Critical minerals project

We aim to vertically integrate these Technologies with sustainable, resource-efficient material feedstocks, to develop a U.S. based titanium and critical mineral supply chain.

We believe that one key competitive advantage of the Technologies is their ability to take titanium scrap as feedstock, which potentially facilitates the development of a circular and sustainable titanium metal supply chain.

Vertical integration and supply chain transparency are key components to IperionX’s strategy, and we aim to achieve this through the development of IperionX’s 100% interest in the Titan Project in Tennessee, U.S. The Titan Project represents a potential secure source of high-quality mineral feedstock for the Technologies, to supplement scrap titanium metal feedstocks.

The Titan Project forms part of a large-scale critical mineralization trend in the physiographical area of the United States known as the Mississippi embayment that contains significant potential for critical materials including titanium, zirconium, and rare earth elements. We believe that vertical integration with U.S.-based resource operations would be a major competitive advantage for IperionX, providing a potential source of critical mineral feedstock.

Using any potential future mineral feedstock from the Titan Project, if developed, is likely to be a strategic advantage for IperionX, but the commercial success of the Technologies is not reliant upon commercial success at the Titan Project.

On June 30, 2022, we reported the results of our initial scoping study for the Titan Project (the “Scoping Study”), which demonstrate the Titan Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other low carbon critical minerals needed for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications.

Sustainability

We believe the global transition towards the green economy could drive significant increased demand for sustainable critical minerals and advanced metals.

In particular, we believe high demand could arise for those minerals and metals needed for the drive to achieve decarbonization via electrification, especially those that enable advanced technologies including titanium and rare earth elements. We believe that these raw materials have historically been produced without a focus on environmental sustainability, resource scarcity, or social equity. Through the Technologies, the development of a circular and sustainable, sustainable titanium metal supply chain could be made possible for the first time.

IperionX’s efforts to develop the Titan Project (and any future critical mineral operations) would focus on environmental sustainability and improving the well-being of the surrounding communities, setting the standard for future development of similar critical mineral projects.

IperionX’s strategy, if successful, could allow for the substitution of titanium metal in structural applications providing for closed-loop recyclability, longer product lifetimes and increased product reusability. Together with the integration of the Titan Project, IperionX’s strategy aims to re-shore a fully integrated mineral-to-metal U.S. titanium supply chain in accordance with sustainable best practices.

The result would be the creation of a domestic U.S. circular titanium metal supply chain that would have a focus on environmental sustainability and social equity whilst also providing sustainable, low-carbon valuable critical minerals including rare earth elements.

Why Titanium?

Titanium is a strong, lightweight metal with ideal properties for broad applications in defense, aerospace, space exploration, transportation and electric vehicles, unmanned vehicles, and many other advanced manufacturing applications.

We believe the global transition towards the green economy could drive significant increased demand for critical materials. This is especially true of those needed to decarbonize and electrify the global economy and enable advanced technologies, like titanium and rare earth elements. These raw materials have historically been produced without a heavy focus on environmental sustainability, resource scarcity, or social equity.

We believe titanium has the potential to be a key green economy enabling critical material via its substitution for stainless steel and aluminum. In our opinion, the use of stainless steel or aluminum as structural metals, whether it be for the structural components in an electric vehicle battery pack, case components in consumer electronic devices, or the mounting structures in solar arrays, will increase with the transition to a green economy. We believe the existing production of these metals results in significant global carbon emissions which must be addressed to transition to net-zero economy.

We believe titanium is a superior metal to stainless steel and aluminum in many applications due to its combined superior properties including high strength-to-weight ratio and excellent corrosion resistance. In our opinion, only titanium’s historically high production cost has held it back from being widely used in place of stainless steel and aluminum.

Titanium metal manufacturing capacity in the U.S. from titanium minerals is almost non-existent. As of 2022, the current U.S. titanium metal demand from the aerospace, medical, space and defense sectors is heavily reliant on international supply chains. We believe these supply chains are not only environmentally and socially unsustainable but could also be a threat to U.S. national security given the reliance on imported titanium feedstocks for use within the U.S. defense sector.

The Technologies have the potential to create a cost-competitive production of low-carbon titanium via scrap-to-metal and mineral-to-metal manufacturing processes within the United States that has a focus on recyclability, environmental sustainability and social equity with the ultimate aim of allowing for the proliferation of titanium use across industries.

History of the Company

IperionX was originally incorporated in Western Australia as Tao Commodities Limited on May 5, 2017 and changed its name to Hyperion Metals Limited on April 14, 2021, following our acquisition of Hyperion Metals (Australia) Pty Ltd (“HMAPL”), which holds the Titan Project, on December 1, 2020, and most recently changed to its current name, IperionX Limited, on February 9, 2022. We are subject to the provisions of the Australian Corporations Act.

Our head office is located at 129 West Trade Street, Suite 1405, Charlotte, North Carolina 28202, United States. Our registered office is located at Level 9, 28 The Esplanade, Perth WA 6000, Australia, and our telephone number there is +61 (8) 9322-6322.

Our ordinary shares have been listed on the Australian Securities Exchange since 2018, previously under the symbols “TAO” and “HYM” and currently under the symbol “IPX.” Our American Depositary Shares (“ADSs”), each representing 10 of our ordinary shares, are listed on the Nasdaq Capital Market (“Nasdaq”) under the symbol “IPX.” The Bank of New York Mellon acts as depositary for the ADSs.

We also maintain a website at www.iperionx.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context implies otherwise, any reference in this annual report on Form 20-F to:

•	“IperionX” refers to IperionX Limited, an Australian corporation;

•	“the Company,” “the Group,” “we,” “us,” or “our” refer to IperionX and its consolidated subsidiaries, through which it conducts its business, unless otherwise indicated;

•	“shares” or “ordinary shares” refers to ordinary shares of IperionX;

•	“ADS” refers to the American depositary shares; and

•	“ASX” refers to the Australian Securities Exchange.

Unless otherwise indicated, all references to “A$” are to Australian dollars, and all references to “US$” are to United States dollars. Our financial statements are presented in U.S. dollars which is the Company’s presentation currency. This annual report on Form 20-F contains references to U.S. dollars where the underlying transaction or event was denominated in U.S. dollars. This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”

CAUTIONARY NOTE TO UNITED STATES INVESTORS

We are subject to the reporting requirements of the applicable U.S. and Australian securities laws, and as a result we will report any mineral reserves and mineral resources as required by both of these standards. As an Australian listed public company, we will be required to report any estimates of mineral resources and ore reserves in terms of “Measured, Indicated and Inferred” Mineral Resources and “Proved and Probable” Ore Reserves in compliance with the JORC 2012, Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). The JORC Code was prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. These defined terms contained within the JORC Code differ in some respects from the definitions under the U.S. Securities Act of 1933, as amended (the “Securities Act”), including in Regulation S-K, Subpart 1300 (“Subpart 1300”).

Information about mineral reserves and resources, if any, contained in our filings with the SEC also will be presented in compliance with Subpart 1300. While guidelines for reporting mineral resources, including subcategories of measured, indicated and inferred resources, are largely similar between JORC Code and Subpart 1300 standards, information contained in our future SEC filings that describes mineral deposits may not be directly comparable to similar information made public by other U.S. companies under the SEC’s old reporting standard, Industry Guide 7, or to similar information published by other ASX-listed companies. Investors are cautioned that any public disclosure we make in Australia as to mineral reserves or resources in accordance with ASX Listing Rules will not form a part of our SEC filings except to the extent stated therein.

INDUSTRY AND MARKET DATA

This annual report includes information with respect to market and industry conditions and market share from third-party sources or that is based upon estimates using such sources when available. We believe that such information and estimates are reasonable and reliable. We also believe the information extracted from publications of third-party sources has been accurately reproduced. However, we have not independently verified any of the data from third-party sources. Similarly, our internal research is based upon the understanding of industry conditions, and such information has not been verified by any independent sources.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of applicable securities laws. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to: risks related to the effects of health epidemics, including the COVID-19 pandemic; risks related to our limited operating history in the titanium metal manufacturing industry; risks related to our ability to commercialize our titanium metal technologies; risks related to our ability to produce titanium metal powders and products to customers’ exact specification; risks related to our ability to identify and contract long-term offtake customers for our titanium metal products; risks related to our limited operating history in the minerals extraction industry; risks related to our status as an exploration stage company; risks related to our ability to identify mineralization and achieve commercial minerals extraction; risks related to minerals extraction, exploration and extraction site construction, if warranted, on our properties; risks related to our ability to achieve and maintain profitability and to develop positive cash flow from any minerals extraction activities; risks related to investment risk and operational costs associated with our exploration activities; risks related to our ability to access capital and the financial markets; risks related to compliance with government regulations; risks related to our ability to acquire necessary minerals extraction licenses, permits or access rights; risks related to environmental liabilities and reclamation costs; risks related to volatility in minerals and metals prices or demand for minerals and metals; risks related to stock price and trading volume volatility; risks relating to the development of an active trading market for the ADSs; risks related to ADS holders not having certain shareholder rights; risks related to ADS holders not receiving certain distributions; risks related to our status as a foreign private issuer and emerging growth company; and risks related to the other matters described in the section titled “Risk Factors” beginning on page 10.

All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the United States and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this annual report on Form 20-F by the foregoing cautionary statements.

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; for example, fiscal 2022 refers to our fiscal year ended June 30, 2022. All dates in this annual report refer to calendar years, except where a fiscal year is indicated.

In fiscal 2021, on December 1, 2020, IperionX acquired 100% of HMAPL. The transaction was accounted for as a reverse acquisition with HMAPL as the accounting acquirer and IperionX as the accounting acquiree. Therefore, our consolidated financial statements have been prepared as a continuation of the consolidated financial statements of HMAPL. As HMAPL was only incorporated during fiscal 2021, on July 20, 2020, the comparative fiscal 2021 period information presented in our financial statements is for the period from July 20, 2020 to June 30, 2021. From the date of the reverse acquisition of IperionX, its financial results have been included in our consolidated financial results. The historical financial results of IperionX are not reflected in our consolidated financial results for any period prior to the acquisition date.

Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report are presented in U.S. dollars and have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. As a result, our financial statements may not be comparable to the financial statements of U.S. companies. Because the U.S. Securities and Exchange Commission (“SEC”) has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP from foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.

Our financial statements are presented in U.S. dollars, which is the Company’s presentation currency. This annual report contains translations of some Australian dollar amounts into U.S. dollars. Except as otherwise stated in this annual report, all translations from Australian dollars to U.S. dollars are based on the rates published by the Reserve Bank of Australia. No representation is made that the Australian dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars at such rate.

QUALIFIED PERSON

Unless otherwise indicated, the disclosure of exploration results and mineral resources included in this annual report is based on, and accurately reflects, information and supporting documentation prepared, reviewed and approved by Mr. Adam Karst, who is a qualified person (“QP”) within the meaning of Item 1300 of Regulation S-K. Mr. Karst is employed by Karst Geo Solutions, LLC, who is a consultant to the Company that is not affiliated with the Company.

Unless otherwise indicated, the disclosure of process design included in this annual report is based on, and accurately reflects, information and supporting documentation prepared, reviewed and approved by Mr. Eugene Dardengo, who is a QP within the meaning of Item 1300 of Regulation S-K. Mr. Dardengo consults to Primero Group Limited, which wholly owns Primero Group Americas Inc., who is a consultant to the Company that is not affiliated with the Company.

Unless otherwise indicated, the disclosure of mine design included in this annual report is based on, and accurately reflects, information and supporting documentation prepared, reviewed and approved by Mr. Stephen Miller, who is a QP within the meaning of Item 1300 of Regulation S-K. Mr. Miller consults to Primero Group Limited, which wholly owns Primero Group Americas Inc., who is a consultant to the Company that is not affiliated with the Company.

Unless otherwise indicated, the disclosure of cost estimates and financial analysis included in this annual report is based on, and accurately reflects, information and supporting documentation prepared, reviewed and approved by Mr. Stephane Normandin, who is a QP within the meaning of Item 1300 of Regulation S-K. Mr. Normandin was employed by Primero Group Americas Inc. who is a consultant to the Company that is not affiliated with the Company.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis was extracted from our ASX announcement dated June 30, 2022 which is available to view on the Company’s website at www.iperionx.com. We confirm to Australian investors that: a) we are not aware of any new information or data that materially affects the information included in the original ASX announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this annual report have not been materially changed from the original ASX announcement. “Competent Person” under the Australian rules is a minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a “Recognized Professional Organization”, as included in a list available on the JORC and ASX websites.

PART I.

ITEM 1	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3	KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. If any of the following risks occur, our business, financial condition and results of operations could be seriously harmed, and you could lose all or part of your investment. Further, if we fail to meet the expectations of the public market in any given period, the market price of the ADSs could decline. We operate in a competitive environment that involves significant risks and uncertainties, some of which are outside of our control. If any of these risks actually occurs, our business and financial condition could suffer and the price of the ADSs could decline.

Risks Related to Our Business

We have a history of financial losses and expect to incur continuing losses in the near future.

We incurred net losses of US$21.5 million and US$13.2 million for fiscal 2022 and fiscal 2021, respectively. We incurred net cash outflows from operating and investing activities of US$15.2 million and US$4.1 million for fiscal 2022 and fiscal 2021, respectively. We believe that we will continue to incur net losses until such time as we commence commercial scale production of our critical minerals and/or titanium metals. At June 30, 2022, we had cash reserves of US$5.7 million and net assets of US$7.4 million.

The ongoing operation of the Group will remain dependent upon the Group raising further additional funding from shareholders or other parties. There is no assurance that, in the current economic conditions, the Group will be able to raise additional funds on reasonable terms or at all. In the event that the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements.

In the longer term, the development of economically recoverable mineral deposits found on the Group’s existing or future exploration properties depends on the ability of the Group to obtain financing through equity financing, debt financing or other means. If the Group’s exploration programs are ultimately successful, additional funds will be required to develop the Group’s properties and to place them into commercial production. The only source of future funds presently available to the Group is the raising of equity capital by the Company. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There can be no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If adequate funding is not available, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration activities or relinquish rights to certain of its interests. Failure to obtain additional funding on a timely basis could cause the Group to forfeit its interests in some or all of its properties and reduce or terminate its operations. As a result of these matters, there is a material uncertainty that may cast significant doubt or substantial doubt as contemplated by Public Company Accounting Oversight Board ("PCAOB") standards about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

Our continued growth depends on our ability to commercialize our titanium metal production capacity.

Sustained growth of our company relies on successfully commercializing our titanium metal production capacity. Examples of things that could jeopardize that production progress include: an adverse event of some kind at our production facility in Salt Lake City, where we currently process our titanium; a delay in procuring necessary equipment for processing our titanium; and/or difficulty hiring and training qualified employees. If we are unsuccessful in reaching and maintaining expected production rates, including by failing to reach anticipated throughput, recoveries, uptimes, yields, or any combination thereof, within expected time frames or at all, we may not be able to build a sustainable or profitable metals technology business as currently expected or at all.

Our access to the Technologies depends on our ability to comply with the terms of third-party agreements.

We do not currently own the Technologies. We currently have access to the Technologies through a master services agreement (the “MSA”) with Blacksand pursuant to which we and Blacksand will investigate the scale up and commercialization of Blacksand’s HAMR and GSD patented technologies for the processing of titanium ore or feedstock and the production of titanium metal or alloy products under two statements of work. Separately, we and Blacksand entered into in an option agreement in October 2021 (the “Blacksand Option Agreement”) whereby Blacksand granted us an exclusive option to purchase 100% of the ownership interests of Blacksand. If we fail to comply with the terms of these agreements, are unable to pay the exercise price of the Blacksand Option Agreement or otherwise decide not to exercise the option pursuant to the Blacksand Option Agreement, we may lose access to the Technologies, which would adversely affect our business, prospects, financial condition and operating results. For more information on our agreements with Blacksand, see “Item 4. Information on the Company—B. Business Overview—Additional Business Information—Potential Acquisition of Blacksand.”

Failure to commercially scale our closed-loop titanium production processes may result in material adverse impacts to, or failure to achieve, our growth projections.

The Technologies have shown the potential to be capable of closed-loop titanium production, taking recycled titanium scrap metal as feedstock, at the pilot-scale level, but we have not yet reproduced this process at commercial-scale.

We may experience difficulty in commercially scaling our production processes at new or existing facilities. Failure to do so may result in material adverse impacts to, or failure to achieve, our growth projections. This could be due to a variety of factors, including hiring and training new personnel, implementing new production processes, recalibrating and re-qualifying existing processes, the inability to achieve repeatable processes, impurities, defects with respect to the equipment or facilities. and the inability to achieve required yield levels. In the future, we may face construction delays or interruptions, infrastructure failure, or delays in upgrading or expanding existing facilities or changing our process technologies, which may adversely affect our ability to scale up production in accordance with our plans. Our failure to scale up our production on a timely basis could cause delays in product deliveries, which may result in the loss of customers and sales. For products that cannot meet the quality standards of our customers, we may suffer indemnification losses in addition to the production cost. It could also prevent us from recouping our investments in a timely manner or at all, and otherwise adversely affect our business and operating results.

Unanticipated costs or delays associated with our ongoing titanium metal commercialization may materially and adversely affect our financial condition or results of operations.

The commercialization of the Technologies will require the commitment of substantial resources and capital expenditures. Our future expenditures may increase as consultants, personnel and equipment associated with our efforts are added. The success of the commercialization of the Technologies and the amounts and timing of expenditures to commercialize the Technologies will depend in part on the following: our ability to timely procure equipment or repair existing equipment, certain of which may involve long lead-times; maintaining, and procuring, as required, applicable federal, state and local permits; the results of consultants’ analysis and recommendations; negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work; effects of planned and unplanned shut-downs and delays in our production; effects of stoppages or delays on construction projects; disputes with contractors or other third parties; negotiating sales and offtake contracts for our planned production; the execution of any joint venture agreements or similar arrangements with strategic partners; the impact of COVID-19 or similar pandemics on our business, our strategic partners’ or suppliers’ businesses, logistics or the global economy; the impact of the war in Ukraine on the global economy; the effects of inflation; and other factors, many of which are beyond our control. Most of these activities require significant lead times and must be advanced concurrently. Unanticipated costs or delays associated with the commercialization of the Technologies could materially and adversely affect our financial condition or results of operations and could require us to seek additional capital.

We may encounter substantial delays in the engineering and design, manufacturing, regulatory approval, and commercial launch of our titanium metal products, which could prevent us from commercializing the Technologies on a timely basis, if at all.

Any delay in the development and manufacturing scale-up of our titanium metal products would adversely affect our business because it will delay our ability to generate revenue and adversely affect the development of customer relationships. Additionally, we may encounter delays in obtaining the necessary regulatory approvals or launching our titanium metal products on the market, including delays in entering into agreements for the supply of component parts and manufacturing tools and supplies. Delays in the launching of our product would materially and adversely affect our business, prospects, financial condition and operating results.

We rely and will rely on independent contractors, consultants and other third parties to provide key development and operational services, and any disruption of their services, or an increase in cost of these services, would adversely affect our financial condition and results of operations.

We depend and will depend on subcontractors, consultants and other third parties to provide supply chain functions, including sourcing certain subcomponents and assemblies, and in process development activities. Our operations and operating results may be adversely affected if we experience problems with our subcontractors, consultants or other third parties. These problems may include delays in software or hardware development timelines; prolonged inability to obtain components with competitive performance and cost attributes; inability to achieve adequate yields or timely delivery; inability to meet customer timelines or demands; disruption or defects in assembly, test or shipping services; or delays in stabilizing manufacturing processes or increasing production volumes. We are actively monitoring the impacts of Russia’s invasion of Ukraine and continuing to assess its potential to adversely affect our business. To date, we have not experienced any material disruption in our operations nor any material increase in our capital expenditures.  Accordingly, we have not yet taken measures to mitigate potential adverse effects of such conflict. The length and outcome of Russia’s invasion of Ukraine is highly unpredictable, however.  The conflict may continue to cause significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources and supply chain interruptions, which could adversely affect the ability of our third-party providers to offer their services at a rate reasonable to us or at all. If such providers were to reduce or discontinue services for us or their operations are disrupted, our financial condition and results of operations could be adversely affected.

We expect to incur significant research and development costs, which could materially reduce our profitability.

We intend to continue to incur costs and devote significant resources to the research and development of the Technologies and other metal processing technologies, which could significantly reduce our profitability. Our research and development efforts may not result in successful or commercially viable products. We also may elect to discontinue our research and development at any time, which may adversely affect our business prospects.

If our titanium metal products fail to perform as expected in our customers’ desired applications, our ability to develop, market and sell our products could be adversely affected.

Even if we are able to commence commercial production of titanium metal products, our products may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our products are inherently complex and incorporate technology and components that have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our planned products. We cannot assure you that we will be able to detect and fix any defects in our products prior to sale. If our products fail to perform as expected, we may lose customers or customers may delay or terminate orders, each of which could adversely affect our business, prospects and results of operations.

An inability to perfect the mineral extraction processes at our upstream Titan Project, or to perfect subsequent titanium metal production processes at our downstream titanium processing facility, may materially and adversely affect our financial condition or results of operations.

An inability to perfect the mineral extraction processes at our upstream Titan Project, or an inability to perfect subsequent titanium metal production processes at our downstream titanium processing facility, may materially and adversely affect our financial condition or results of operations. In addition, any delay or failure in developing processes to meet changing customer needs or specifications may materially and adversely affect our financial condition or results of operations.

We may be unable to adequately control the costs associated with building our planned titanium metal production capacity.

We require significant capital to develop and grow our business, and we expect to incur significant expenses, including those relating to research and development, raw material procurement, leases, sales and distribution, as we build our titanium metal production capacity. Our ability to become profitable will depend on our ability to successfully market our titanium metal products while controlling our costs. If we are unable to cost effectively design, manufacture, market, sell and distribute our titanium metal products, our margins, profitability and prospects would be materially and adversely affected.

Titanium mineral extraction and processing and the production of titanium products involves complex machinery and operational risks.

The extraction and processing of titanium minerals and the production of titanium metal products requires complex machinery, some of which has not yet been operated in large-scale manufacturing. As a result, there is a significant degree of uncertainty and risk and that the Technologies and related machinery will not operate as expected or will be more costly to operate than expected. In addition, operational problems with the machinery could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could materially and adversely affect our business, results of operations, cash flows, financial condition or prospects.

If we fail to accurately predict our manufacturing requirements and timelines, we could incur additional costs or experience delays.

We have not yet begun to commercialize our products. As a result, it is difficult to predict our future revenues and expenses or trends in such revenues or expenses. We have limited historical information to assess demand for our ability to extract and process titanium and to develop, manufacture and deliver titanium metal products.

We may be adversely affected by fluctuations in demand for, and prices of, titanium metal and products.

We expect to generate revenue from the sale of titanium metal and titanium products. As a result, our profitability could be adversely affected by changes in demand for, and the market price of, titanium metal and products.

The success of our business will depend on the growth of existing and emerging uses for titanium.

The success of our business will depend on the growth of existing and emerging uses for titanium. Our business strategy principally relies on commercializing the Technologies to produce titanium metal powders for high-growth markets, including the defense, space, aerospace and electric vehicle industries. Our long-term success depends on the continued growth of these markets and successfully commercializing titanium metal products in such markets. Our estimates of market opportunity and market growth, whether derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. If these markets do not grow as we expect or if the demand for our intended products decreases, then our business, prospects, financial condition and operating results could be adversely affected.

If we are unable to protect our intellectual property rights, our business and competitive position could be adversely affected.

We expect to rely heavily on our intellectual property portfolio. We may not be able to prevent unauthorized use of such intellectual property, which could harm our business and competitive position. We will rely upon a combination of patent, copyright, trademark and trade secret laws in the United States and other jurisdictions, as well as license agreements and other contractual protections, to establish, maintain and enforce rights in the Technologies. Despite our efforts to protect our proprietary rights, third parties may attempt to copy or otherwise obtain and use our intellectual property. Monitoring unauthorized use of our intellectual property is difficult and costly, and the steps we have taken or will take to prevent misappropriation may not be sufficient. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition. In addition, existing intellectual property laws and contractual remedies may afford less protection than needed to safeguard our intellectual property portfolio.

Patent, copyright, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in its revenue which would adversely affect our business, prospects, financial condition and operating results.

We may need to defend ourselves against intellectual property infringement claims, which may be time-consuming and could result in substantial costs to us.

Third parties may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to manufacture, develop or sell our products, which could make it more difficult for us to operate our business and generate revenue. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seeking court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to titanium metal products may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following: cease selling, incorporating or using products that incorporate the challenged intellectual property; pay substantial damages; obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or redesign our titanium metal products. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

We may not be able to obtain additional intellectual property rights or the legal protection afforded by any existing intellectual property rights we hold may not adequately protect us.

Our ability to obtain additional intellectual property rights is uncertain and the legal protection afforded by our existing intellectual property rights may not adequately protect us. In addition, the specific content required of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Changes in either intellectual property laws or interpretations of intellectual property laws in the United States or elsewhere may narrow or diminish the value of our intellectual property rights. For example, even if patents are issued regarding our products and processes, our competitors may challenge the validity of those patents or competitors may devise ways of making products without infringing our patents.

Changes in the U.S. political environment and federal policies, including changes in research grant funding policy or the potential critical materials designation of titanium metal may adversely affect our financial condition and results of operations.

Our sales may be adversely affected by the current and future political environment in the United States and the policies of the U.S. federal government, including changes in research grant funding policy or the potential critical materials designation of titanium metal, which may adversely affect our financial condition and results of operations.

Our operations may be further disrupted, and our financial results may be adversely affected by the novel coronavirus pandemic.

If a significant portion of our workforce or the consultants we have engaged to perform certain studies regarding our proposed operations becomes unable to work or travel to our operations due to illness or state or federal government restrictions in response to the COVID-19 pandemic, we may be forced to reduce or suspend our exploration, development or manufacturing activities, any of which could materially and adversely affect our business and results of operations.

There is no guarantee that our properties will result in the commercial extraction of mineral deposits.

In our upstream operations, we are engaged in the business of exploring and developing mineral properties with the intention of locating economic deposits of titanium metal. We cannot assure you that, to the extent economic deposits of minerals are located, such minerals can be commercially extracted. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing extraction sites. Major expenses may be required to establish reserves by drilling and to construct extraction and processing facilities. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, and future feasibility studies. Actual operating costs and economic returns of any and all exploration projects may materially differ from the costs and returns estimated, and accordingly our financial condition, results of operations, and cash flows may be adversely affected.

Because the probability of an individual prospect ever having reserves is not known, our properties may not contain any reserves, and any funds spent on exploration and evaluation may be lost.

We currently have no reserves, and we cannot assure you about the existence of economically extractable mineralization at this time, nor about the quantity or grade of any mineralization we may have found. Because the probability of an individual prospect ever having reserves is uncertain, our properties may not contain any reserves and any funds spent on evaluation and exploration may be lost. Even if we confirm reserves on our properties, any quantity or grade of reserves we indicate must be considered as estimates only until such reserves are actually extracted. We do not know with certainty that economically recoverable metals exist on our properties.

We face risks related to minerals extraction, exploration and site construction.

It is impossible to ensure that the current and future exploration programs or feasibility studies on our existing properties will establish reserves. Whether it will be economically feasible to extract metals depends on a number of factors, including, but not limited to: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; sales prices; minerals extraction, processing and transportation costs; the willingness of lenders and investors to provide project financing; labor costs and possible labor strikes; and governmental regulations, including, without limitation, regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting materials, foreign exchange, environmental protection, employment, worker safety, transportation, and reclamation and closure obligations. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us receiving an inadequate return on invested capital. In addition, we are subject to the risks normally encountered in the minerals extraction industry, such as: the discovery of unusual or unexpected geological formations; accidental fires, floods, earthquakes or other natural disasters; unplanned power outages and water shortages; controlling water and other similar extraction hazards; operating labor disruptions and labor disputes; the ability to obtain suitable or adequate machinery, equipment, or labor; our liability for pollution or other hazards; and other known and unknown risks involved in the conduct of exploration and operation of minerals extraction sites. The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our results of operations and financial viability.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future growth.

Until we achieve commercial production of titanium metals or titanium products, we will continue to incur operating and investing net cash outflows associated with, among other things, exploration and development activities and maintaining and acquiring exploration properties. As a result, we rely on access to capital markets as a source of funding for our capital and operating requirements. We will require substantial additional capital to fund ongoing operations, explore and define metal reserves and resources, conduct feasibility studies and construct extraction and manufacturing operations. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all. If we are unable to obtain additional financing, as needed and at competitive rates, our ability to implement our business plan and strategy will be adversely affected. We cannot assure you that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from: adverse economic conditions; adverse general capital market conditions; poor performance and health of the minerals and metals industry or minerals extraction in general; bankruptcy or financial distress of other metals companies; significant decrease in the demand for metals; or adverse regulatory actions that affect our exploration and construction plans.

We depend on key management employees.

The responsibility of overseeing the day-to-day operations and the strategic management of our business depends substantially on our senior management and our key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain key employees and hire qualified management, technical, engineering and sales personnel. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. Certain areas in which we operate are highly competitive regions and competition for qualified personnel is intense. We may be unable to hire suitable field personnel for our technical team or there may be periods of time where a particular position remains vacant while a suitable replacement is identified and appointed. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

Our growth will require new personnel, which we will be required to recruit, hire, train and retain.

Our ability to achieve our objectives depends on the ability of our directors, officers and management to implement current plans and respond to any unforeseen circumstances that require changes to those plans. The execution of our exploration and development plans will place demands on us and our management. Our ability to recruit and assimilate new personnel will be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees, which may adversely affect our plans.

Our success will depend in part on developing and maintaining relationships with local communities and other stakeholders.

Our success will depend in part on developing and maintaining productive relationships with the communities surrounding our operations and other stakeholders in our operating locations. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities, which may result in legal or administrative proceedings or campaigns against us, which could materially adversely affect our financial condition, results of operations and cash flows.

Our business could be materially adversely affected if our reputation is harmed.

Our reputation is important to the success of our business, including our ability to develop our minerals extraction operations, obtain required permits and license the Technologies. If our reputation is damaged, as a result of our actions or by events outside of our control, our business and results of operations could be adversely affected. If we fail to address, or appear to fail to address, successfully and promptly, the underlying causes of any reputational harm, we may be unsuccessful in repairing any damage to our reputation and our future business prospects would likely be materially adversely affected.

Our mineral properties may be subject to defects in title.

The ownership and validity or title of unpatented minerals extraction claims and concessions are often uncertain and may be contested. We also may not have, or may not be able to obtain, all necessary surface rights to develop a property. Although we have taken reasonable measures to ensure proper title to our properties, there is no guarantee that title to any of our properties will not be challenged or impugned. Title insurance is generally not available for mineral properties and our ability to ensure that we have obtained a secure claim to individual mineral properties or extraction concessions may be severely constrained. Our mineral properties may be subject to prior unregistered agreements, transfers or claims, and title may be affected by, among other things, undetected defects. We may incur significant costs related to defending the title to our properties. A successful claim contesting our title to a property may cause us to compensate other persons or perhaps reduce our interest in the affected property or lose our rights to explore and, if warranted, develop that property. This could result in us not being compensated for our prior expenditures relating to the property.

Our directors and officers may be in a position of conflict of interest.

Some of our directors and officers currently also serve as directors and officers of other companies involved in natural resource exploration, development and production, and any of our directors may in the future serve in such positions. In particular, Lamont Leatherman currently serves as chief geologist, of Piedmont Lithium Inc., and Gregory Swan serves as director and secretary of certain subsidiaries of Piedmont Lithium Inc. There exists the possibility that they may in the future be in a position of conflict of interest. Any decision made by such persons involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies. In addition, any such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

Lawsuits may be filed against us and an adverse ruling in any such lawsuit may adversely affect our business, financial condition or liquidity or the market price of the ADSs.

The products we intend to supply may be used in potentially hazardous or critical applications that could result in death, personal injury, property damage, loss of production, punitive damages and consequential damages. Actual or claimed defects in the products we supply could result in our being named as a defendant in lawsuits asserting potentially large claims. The outcome of outstanding, pending or future proceedings cannot be predicted with certainty and may be determined adversely to us and as a result, could have a material adverse effect on our assets, liabilities, business, financial condition or results of operations. Even if we prevail in any such legal proceeding, the proceedings could be costly and time-consuming and may divert the attention of management and key personnel from our business operations, which could adversely affect our financial condition.

Risks Related to Regulatory and Industry Matters

We will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act.

Minerals extraction activities in the United States are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses or restrictions on or suspensions of our operations and delays in the development of our properties.

We will be required to obtain governmental permits in order to conduct development and minerals extraction operations, a process which is often costly and time-consuming.

We are required to obtain and renew governmental permits for our exploration activities and, prior to developing or extracting any mineralization that we discover, we will be required to obtain new governmental permits. Obtaining and renewing governmental permits is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations, which in turn could materially adversely affect our future revenues and profitability. In addition, private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development or operation of a property.

Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.

Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development and land reclamation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. In connection with our current exploration activities or in connection with our prior extraction operations, we may incur environmental costs that could have a material adverse effect on financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other extraction companies many years ago at sites located on properties that we currently own or formerly owned. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows. If we violate or fail to comply with applicable environmental laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions. Such liability could materially adversely affect our reputation, business, results of operations and financial condition.

Mineral and metal prices are subject to unpredictable fluctuations.

We expect our future revenues, if any, to be derived in part from the extraction and sale of critical minerals including titanium, rare earth elements, silica sand and zircon. The price of such minerals and metals may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on metals prices, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted. Additionally, new production of critical minerals including titanium, rare earth elements, silica sand and zircon from current or new competitors in the critical minerals markets could adversely affect prices. In recent years, new and existing competitors have increased the supply of certain critical minerals including titanium, rare earth elements, silica sand and zircon, which has negatively affected its price. Further production increases could negatively affect prices. We cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational.

We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.

Our operating expenses are denominated in U.S. dollars and Australian dollars. Our cash and cash equivalents are denominated in U.S. dollars and Australian dollars. Because we have multiple functional currencies across different jurisdictions, changes in the exchange rate between these currencies and the foreign currencies of the transactions recorded in our accounts could materially impact our reported results of operations and distort period-to-period comparisons. More specifically, as a result of our cash and cash equivalents that are denominated in Australian dollars, any appreciation of the U.S. dollar against the Australian dollar would have a negative effect on the U.S. dollar amount available to us. Appreciation or depreciation in the value of the Australian dollar relative to the U.S. dollar would affect our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business or results of operations. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations.

Risks Related to Our ADSs

An active trading market for the ADSs may not develop and the trading price for our ADSs may fluctuate significantly.

Our ADSs are listed on the Nasdaq Capital Market. If an active public market in the United States for the ADSs does not develop the market price and liquidity of the ADSs may be adversely affected. A liquid public market in the United States for the ADSs may not develop or be sustained, which means you may experience a decrease in the value of the ADSs regardless of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

The market price and trading volume of the ADSs may be volatile and may be affected by economic conditions beyond our control.

The market price of the ADSs may be highly volatile and subject to wide fluctuations. In addition, the trading volume of the ADSs may fluctuate and cause significant price variations to occur. If the market price of the ADSs declines significantly, you may be unable to resell your ADSs at or above the purchase price, if at all. We cannot assure you that the market price of the ADSs will not fluctuate or significantly decline in the future. Some specific factors that could negatively affect the price of the ADSs or result in fluctuations in their price and trading volume include: actual or expected fluctuations in our prospects or operating results; changes in the demand for, or market price of, metals prices; additions to or departures of our key personnel; fluctuations of exchange rates between the U.S. dollar and the Australian dollar; changes or proposed changes in laws and regulations; changes in trading volume of ADSs on Nasdaq and of our ordinary shares on the ASX; sales or perceived potential sales of the ADSs or ordinary shares by us, our directors, senior management or our shareholders in the future; announcement or expectation of additional financing efforts; and conditions in the U.S. or Australian financial markets or changes in general economic conditions.

Our ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, issues and delivers ADSs. Our ADS holders will not be treated as shareholders and will not have shareholders rights. The depositary will be the holder of our ordinary shares underlying our ADSs. Holders of our ADSs will have ADS holder rights. A deposit agreement among us, the depositary, our ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights. For a description of the rights of our ordinary shares, see “Item 10. Additional Information—A. Share Capital.”

Our ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to receive our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. Our ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADS holders are not entitled to receive our notices of general meeting. Our ADS holders will not be entitled to attend and vote at a general meeting unless they surrender their ADSs and withdraw the ordinary shares. However, our ADS holders may not have sufficient advance notice about the meeting to surrender their ADSs and withdraw the shares. If we ask for our ADS holders’ instructions, the depositary will notify our ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the deposit agreement, to vote the shares as our ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure our ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which our ADS holders may not be able to exercise voting rights.

Our ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to any shares, the directors may determine that a dividend will be payable on our ordinary shares and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on our ordinary shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to our ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses and subject to the provisions of the deposit agreement. Before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADS depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. Our ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to our ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of our ADSs.

The deposit agreement with the depositary allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, our ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that our ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.

Holders of the ADSs may have difficulty in effecting service of process in the United States or enforcing judgments obtained in the United States.

We are a public company incorporated under the laws of Australia. Therefore, the rights of holders of our ordinary shares are governed by Australian law and our Constitution. These rights differ from the typical rights of shareholders in U.S. corporations. The rights of holders of ADSs are affected by Australian law and our Constitution but are governed by U.S. law. Circumstances that under U.S. law may entitle a shareholder in a U.S. company to claim damages may also give rise to a cause of action under Australian law entitling a shareholder in an Australian company to claim damages. However, this will not always be the case. Holders of the ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider whether: it did not have jurisdiction; it was not an appropriate forum for such proceedings; applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; or the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Certain of our directors and executive officers are residents of countries other than the United States. Furthermore, a portion of our and their assets are located outside the United States. As a result, it may not be possible for a holder of our ordinary shares or ADSs to: effect service of process within the United States upon certain directors and executive officers or on us; enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws; enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or bring an action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws. Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.

ADSs holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver of jury trial provision applies to all holders of our ADSs, including purchasers who acquire the ADSs on the open market. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other owner or holder of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owner or holder may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us and/or the depositary. If a lawsuit is brought against us and/or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder. By agreeing to the jury trial waiver provision in the deposit agreement, investors will not be deemed to have waived our compliance with or the depositary’s compliance with the federal securities laws and the rules and regulations promulgated thereunder.

The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.

Our ordinary shares are listed on the ASX and our ADSs are listed on Nasdaq. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.

Certain of outstanding securities may dilute the value of our ordinary shares.

As of June 30, 2022, we had 140,288,491 ordinary shares outstanding and 39,600,000 ordinary shares reserved for issuance upon conversion of performance shares upon the satisfaction of certain performance conditions. To the extent that the conditions to the vesting of such securities are satisfied, the value of our ordinary shares may be diluted.

Currency fluctuations may adversely affect the price of the ADSs relative to the price of our ordinary shares.

The price of our ordinary shares is quoted in Australian dollars, and the price of the ADSs is quoted in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of the ADSs and the U.S. dollar equivalent of the price of our ordinary shares. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ADSs could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. If we pay dividends, we will likely calculate and pay any cash dividends in Australian dollars and, as a result, exchange rate movements will affect the U.S. dollar amount of any dividends holders of the ADSs will receive from the depositary.

As a foreign private issuer, we are permitted and expect to follow certain home country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers.

As a foreign private issuer listed on Nasdaq, we are permitted to follow certain home country corporate governance practices in lieu of certain Nasdaq practices. Following our home country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq rules applicable to domestic issuers.

In particular, we follow home country law instead of Nasdaq practice regarding:

•
Nasdaq’s requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.

•
Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.

•
Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.

As a foreign private issuer, we are permitted to file less information with the SEC than a domestic issuer.

As a foreign private issuer, we are exempt from certain rules under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), that impose requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a domestic issuer, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information. Under Australian law, we prepare financial statements on an annual and semi-annual basis, we are not required to prepare or file quarterly financial information other than quarterly updates. Our quarterly updates have consisted of a brief review of operations for the quarter together with a statement of cash expenditure during the quarter and the cash and cash equivalents balance as at the end of the quarter.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices and to comply with United States generally accepted accounting principles, as opposed to IFRS. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.

We are an emerging growth company as defined in the U.S. Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. For example, we have elected to rely on an exemption from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) relating to internal control over financial reporting, and we will not provide such an attestation from our auditors. We may avail ourselves of these disclosure exemptions until we are no longer an emerging growth company. We cannot predict whether investors will find the ADSs less attractive because of our reliance on some or all of these exemptions. If investors find the ADSs less attractive, it may adversely affect the price of the ADSs and there may be a less active trading market for the ADSs. We will cease to be an emerging growth company upon the earliest of: the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more; June 30, 2027, being the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective annual report under the Securities Act; the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

We will incur significant costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to compliance initiatives.

As a company whose ADSs will be publicly traded in the United States, we will incur significant legal, accounting, insurance and other expenses that we did not previously incur. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we may need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We do not anticipate paying dividends in the foreseeable future.

We have not declared any dividends during the last three fiscal years and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of the Board on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law. As a result, a return on your investment will only occur if our ADS price appreciates. We cannot assure you that the ADSs will appreciate in value or even maintain the price at which you purchase the ADSs.

If U.S. securities or industry analysts do not publish research reports about our business, or if they issue an adverse opinion about our business, the market price and trading volume of our ordinary shares or ADSs could decline.

The trading market for our ordinary shares and ADSs will be influenced by the research and reports that U.S. securities or industry analysts publish about us or our business. Securities and industry analysts may discontinue research on us, to the extent such coverage currently exists, or in other cases, may never publish research on us. If no or too few U.S. securities or industry analysts commence coverage of our Company, the trading price for the ADSs would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the market price of the ADSs would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause our price and trading volume to decline. In addition, research and reports that Australian securities or industry analysts publish about us, our business or our ordinary shares may impact the market price of the ADSs.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We and the depositary are entitled to amend the deposit agreement and to change the rights of ADS holders under the terms of such agreement, and we may terminate the deposit agreement, without the prior consent of the ADS holders.

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. In the event that the terms of an amendment are materially prejudicial to ADS holders’ substantial rights, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason, or the depositary agent may on its own initiative terminate the deposit agreement. If the ADS facility will terminate, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is materially prejudicial to the substantial rights of the ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares, but will have no right to any compensation whatsoever.

ADS holders have limited recourse if we or the depositary fail to meet our respective obligations under the deposit agreement.

The deposit agreement expressly limits our obligations and liability and those of the depositary. We and the depositary are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs; are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement; are not liable if we or it exercises discretion permitted under the deposit agreement; are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement; have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and are not liable for the acts or omissions of any securities depository, clearing agency or settlement system.

Our Constitution and Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements may operate differently than those of many U.S. companies.

If we fail to maintain proper internal controls, our ability to produce accurate financial statements or comply with applicable regulations could be impaired.

We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting. If in the future we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended June 30, 2022, and we expect to be a PFIC for the taxable year ending June 30, 2023, which could have adverse tax consequences for our investors.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for the taxable year ended June 30, 2022 because we did not have active business income in that taxable year, and we expect to be a PFIC for the current taxable year ending June 30, 2023 because we do not expect to begin active business operations in the current taxable year.

If we are characterized as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information—E. Taxation—Material U.S. Federal Income Tax Considerations”) holds ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund (“QEF”) election or a mark to market election to avoid or minimize the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election. Potential investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs.

Our internal controls over financial reporting do not currently meet all of the standards contemplated by Section 404 of the Sarbanes-Oxley Act, and failure to achieve and maintain effective internal control over financial reporting in accordance with Section 404 could have a material adverse effect on our business and the price of our ordinary shares.

We are not currently required to comply with the rules of the SEC implementing Section 404 of the Sarbanes-Oxley Act, and therefore we and our independent registered public accounting firm were not required to, and did not, make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. We will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the SEC, being the annual report for the year ended June 30, 2023. As an emerging growth company, our independent registered public accounting firm will generally not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company (but in no case earlier than the year following our first annual report required to be filed with the SEC). If we cease to be an emerging growth company, we will be required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which will require management to certify financial and other information in our SEC reports and provide an annual management report on the effectiveness of control over financial reporting. If the Company is not able to complete its initial assessment of our internal controls and otherwise implement the requirements of Section 404 in a timely manner or with adequate compliance, the independent registered public accounting firm may not be able to certify as to the adequacy of the Company's internal controls over financial reporting.

Our management has not completed an assessment of the effectiveness of our internal control over financial reporting, and our independent registered public accounting firms have not conducted an audit of our internal control over financial reporting. In connection with the preparation of our financial statements for the year ended June 30, 2022 and period from July 20, 2020 to June 30, 2021, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission Internal Control—Integrated Framework (2013).

The material weaknesses identified by management relate to the following:

•
We have not sufficiently designed, implemented and documented internal controls at the entity level and across the key business and financial processes to allow us to achieve complete, accurate and timely financial reporting.

•	We have not designed and implemented controls to maintain appropriate segregation of duties in our manual and IT based business processes.

As of the date of this annual report these remain material weaknesses. We cannot assure you that we have identified all of our existing material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act. In addition, prior acquisitions, such as the HMAPL acquisition, and future acquisitions may present challenges in implementing appropriate internal controls. Any future material weaknesses in internal control over financial reporting could result in material misstatements in our financial statements.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our financial statements or result in our auditors issuing a qualified audit report. Moreover, any future disclosures of additional material weaknesses, or errors as a result of those weaknesses, could result in a negative reaction in the financial markets if there is a loss of confidence in the reliability of our financial reporting.

Our remediation plan is an evolving and ongoing process to improve our internal control over financial reporting, but there is no assurance that the measures that we have taken, and that will be taken, to remediate these material weaknesses will, in fact, remedy the material weaknesses or will be sufficient to prevent future material weaknesses from occurring. As part of this process, we plan to implement the following measures: (i) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures, (ii) implementing formal processes and controls to identify, monitor and mitigate segregation of duties conflicts, and (iii) improving our IT systems and monitoring of the IT function. We may incur substantial costs related to remediation of material weaknesses and to developing, implementing and testing changes to our internal controls.

Remediating material weaknesses will absorb management time and will require us to incur additional expenses, which could have a negative effect on the trading price of our shares. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

It is possible that, had we and our independent registered public accounting firm performed a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

If we fail to remediate our material weaknesses or fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

Any of the foregoing could harm our business. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, this may cause investors to lose confidence in our reported financial information, cause the price of our ordinary shares to decline or result in litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our head office is located at 129 West Trade Street, Suite 1405, Charlotte, North Carolina 28202, United States. Our registered office is located at 28 The Esplanade, Level 9, Perth WA 6000, Australia. The telephone number of our registered office is +(61) 8-9322-6322.

IperionX was originally incorporated in Western Australia as Tao Commodities Limited on May 5, 2017 and changed its name to Hyperion Metals Limited on April 14, 2021, following our acquisition of HMAPL, which holds the Titan Project, on December 1, 2020, and most recently changed to its current name, IperionX Limited, on February 9, 2022. HMAPL was originally incorporated in Western Australia as Hyperion Metals Pty Ltd on July 20, 2020 and changed its name to Hyperion Metals (Australia) Limited on April 14, 2021, following its acquisition by the Company. We are subject to the provisions of the Australian Corporations Act.

The SEC maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC.

We also maintain a web site at www.iperionx.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

B.	Business Overview

Our mission

Our mission is to be a leading developer of U.S.-based sustainable critical mineral and critical material supply chains, to facilitate the global transition towards a circular, low-carbon, resource efficient and socially inclusive green economy.

IperionX holds an exclusive option to acquire titanium processing technologies with the potential to enable the development of a mineral-to-metal, low-carbon, cost-competitive, high-quality titanium supply chain, and is rapidly working to expand its titanium metal production. These technologies have demonstrated to be effective means of producing titanium at the pilot scale and have shown the potential to be applied to other critical minerals as well.

IperionX’s immediate focus is on the commercialization of these Technologies to re-shore the titanium metal and other critical mineral supply chains in North America. To facilitate the commercialization of these Technologies, the Company has secured a potentially large source of titanium and other critical minerals, including rare earth elements, in Tennessee.

We aim to achieve this mission through a multi-pronged strategy focused on technology, integration, and sustainability.

Titanium metal technologies

Blacksand invented the Technologies at the University of Utah in partnership with the U.S. Department of Energy’s Advanced Research Projects Agency – Energy (ARPA-E) and industry leaders Boeing and Arconic. By combining the Technologies with wide scale industrial advanced manufacturing capabilities such as Additive Manufacturing (AM)/3D printing, MIM and other methods, there is a compelling market opportunity with the potential to produce low-carbon spherical titanium powders at a fraction of current costs.

We believe Titanium to be a superior metal to stainless steel and aluminum for a wide range of high-performance applications in the aerospace, medical, space and defense sectors. No metal has the same combined superior properties of light weight, strength and corrosive resistance as titanium. Only titanium’s historically high cost has held it back from being used in larger consumer markets.

The Technologies offers IperionX the potential to produce US-sourced, circular, low-carbon titanium that costs less and can reduce the carbon emissions of an advanced economy through replacing inferior metals. The potential exists to apply the Technologies to produce other metals as well.

Blacksand is a materials innovation company founded in 2013 by Dr. Z. Zak Fang, Professor of Materials Science and Engineering of the University of Utah. Blacksand has developed proprietary and patented technologies to produce low-cost, low carbon spherical and non-spherical titanium and its alloys, stainless-steel powders, and refractory metal alloy powders. Core competencies of Blacksand include expertise on metallic materials manufacturing processes, especially metal powders synthesis, characterization, processing, sintering, and mechanical properties. Blacksand expertise covers titanium, refractory metals, hard materials, and other specialty alloys.

The patented technology is a potential low-cost, low-carbon titanium powder production process that utilizes hydrogen to destabilize Ti-O, making it possible to turn the reduction of TiO2 with magnesium from thermodynamically impossible to thermodynamically favored. This allows TiO2 to be reduced and deoxygenated directly by magnesium to form TiH2, with low oxygen levels that can meet the needs of the industry. TiH2 can be further processed to titanium metal through standard industry methods. The patented Hydrogen Assisted Magnesiothermic Reduction (“HAMR”) process reduces the energy intensity and resulting carbon emissions and cost of producing titanium metals.

The Granulation-Sintering-Deoxygenation (“GSD”) process applies the HAMR technology to a simple process that has the potential to produce spherical titanium powders which can then be used in 3D printing and additive manufacturing. GSD significantly improves the yield of metal powders compared to traditional gas and plasma atomization techniques and produces a spherical powder with low oxygen, controllable particle size and excellent flowability.

The Hydrogen Sintering and Phase Transformation (“HSPT”) process is a patented technology that makes it possible to achieve a wrought-like microstructure in Ti-6Al-4V alloy parts without thermo-mechanical working. We believe the ability to leave out thermo-mechanical processing opens the door for potential production of Ti-6Al-4V parts at a fraction of the cost without compromising performance.

Importantly, with these Technologies the source material can be recycled titanium scrap material. The manufacturing of titanium components and structures can generate a large amount of titanium machining chips. This ‘scrap’ loss can account for a substantial portion of the weight of complex traditionally milled parts. This scrap titanium can be sorted, cleaned, and prepared for processing as a source material for the GSD process. This recycling pathway can reduce costs and significantly improve the sustainability of titanium metal manufacturing.

We currently have access to the Technologies through the MSA with Blacksand pursuant to which we and Blacksand will investigate the scale up and commercialization of Blacksand’s HAMR and GSD patented technologies for the processing of titanium ore or feedstock and the production of titanium metal or alloy products under two statements of work. The MSA and statements of work also grant us with options to enter into license agreements with Blacksand with respect to the same technologies. Separately, we and Blacksand have entered into the Blacksand Option Agreement whereby Blacksand granted us an exclusive option to purchase 100% of the ownership interests of Blacksand. If we choose not to exercise our option under the Blacksand Option Agreement, the existing MSA and statements of work will continue which provide us with options to enter into license agreements with Blacksand over the HAMR and GSD patented technologies and related products, to be applied to certain applications. For more information on our agreements with Blacksand, see “Item 4. Information on the Company—B. Business Overview—Additional Business Information—Potential Acquisition of Blacksand.”

Critical minerals project

Integration of these Technologies with sustainable, resource efficient material feedstocks could be accomplished (in part) by the development of a U.S.-based titanium mineral supply chain through the potential future development of IperionX’s 100% interest in the Titan Project in Tennessee, United States.

In addition to any future potential IperionX’s supply from the Titan Project, the Technologies can accept scrap metal feedstocks. The Technologies have demonstrated the effectiveness of using both mineral and scrap feedstock at the pilot scale and the Company is working to secure additional scrap feedstocks and to potentially develop the Titan Project to secure long-term vertically integrated supply of feedstock for the Technologies.

The Titan Project covers over 11,000 acres in Tennessee, United States, and is considered prospective for critical minerals including titanium, rare earth elements, zircon, and silica sand. The Titan Project is located in West Tennessee, a region the Company believes has access to world class infrastructure, with nearby access to excellent roads, rail, river, power and skilled labor.

The Titan Project forms part of a large-scale critical mineralization trend in the physiographical area of the United States known as the Mississippi embayment that contains significant potential for critical materials including titanium, zirconium and rare earth elements.

We believe that vertical integration with U.S.-based resource operations would be a major competitive advantage for IperionX, providing a potential source of critical mineral feedstock.

On June 30, 2022, we reported the results of the Scoping Study, which demonstrate the Titan Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other low carbon critical minerals needed for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications.

Sustainability

We believe the global transition towards the green economy could drive significant increased demand for critical minerals and advanced metals. In particular, we believe high demand could arise for those minerals and metals needed for the drive to achieve decarbonization via electrification, especially those that enable advanced technologies including titanium and rare earth elements. We believe these raw materials have historically been produced without a focus on environmental sustainability, resource scarcity, or social equity.

Through the Technologies, utilization of titanium scrap could result in the development of a circular and sustainable titanium metal supply chain. In addition, IperionX’s aim for the development of the Titan Project (and any future critical mineral operations) would focus on environmental sustainability and improving the well-being of the surrounding communities, setting the standard for future development of similar critical mineral projects.

Why Titanium?

Titanium is a strong, lightweight metal with ideal properties for broad applications in defense, aerospace, space exploration, transportation and electric vehicles, unmanned vehicles, and many other advanced manufacturing applications.

We believe titanium has the potential to be a key critical material via its substitution for stainless steel and aluminum. In our opinion, the use of stainless steel or aluminum as structural metals, whether it be for the structural components in an electric vehicle battery pack, light weighting components to reduce fuel emissions in the transport sector, or the mounting structures in solar arrays, will increase with the transition to a green economy. We believe the existing production of these metals results in carbon emissions which must be addressed to transition to a net-zero economy.

We believe titanium to be a superior metal to stainless steel and aluminum due to its combined superior properties including high strength-to-weight ratio and excellent corrosion resistance. In our opinion, only titanium’s historically high production cost has held it back from being widely used in place of stainless steel and aluminum.

Titanium metal manufacturing capacity in the United States from titanium minerals is almost non-existent. As of 2022, the current U.S. titanium metal demand from the aerospace, medical, space and defense sectors are heavily reliant on international supply chains. We believe these supply chains are not only environmentally and socially unsustainable but are also a threat to U.S. national security given the reliance on imported titanium feedstocks for use within the U.S. defense sector.

The Technologies have the potential to create a cost-competitive production of low-carbon titanium via scrap-to-metal and mineral-to-metal manufacturing processes within the U.S. The Company’s strategy would allow for the substitution of titanium metal in numerous applications ranging from aerospace and defense to electric vehicles and transportation. Widespread use of the Company’s titanium would enable a domestic, closed-loop supply chain, longer product lifetimes and increased product re-usability.

The United States is one of the largest global consumers of titanium metal for aerospace and defense applications and has become highly reliant on titanium feedstock imports to service these industries. IperionX aims to address this import dependence by developing a domestic supply chain in accordance with manufacturing and extraction industry best practices.

Domestic U.S. Titanium Market

Primary titanium metal is called titanium sponge and is produced from converting titanium minerals via the energy intensive and expensive Kroll process. Titanium products are produced by melting titanium sponge into semi-finished goods (ingot, billet) which are then used to create final products (wire, plate, bar, sheet).

In the report publicly delivered in July 2021 by the U.S. Department of Commerce Bureau of Industry and Security, The Effect of Imports of Titanium Sponge on The National Security, Congress noted that it has recognized that titanium sponge is critical to national security by including titanium as a strategic material in the Specialty Metals Clause, with all titanium used in national defense systems directed to be melted or produced in the United States or a qualifying country.

Titanium was further recognized as essential to U.S. security by the Department of the Interior. In 2018, the Department of the Interior found that the absence of a titanium sponge supply would have significant consequences for the U.S. economy and national security and added titanium to its List of Critical Minerals.

While the United States was the first nation ever to commercialize titanium sponge production in the 1950s, by 2020 the United States did not have a single large-scale titanium sponge plant.

The United States now has minimal commercial titanium sponge production capacity (approximately 500 tonnes per annum), a critical material for many U.S. defense systems, including fighter jets, bombers, attack aircraft, transports and helicopters, with newer aircraft using increased amounts of titanium, shown in the table below.

Titanium Content in Select U.S. Military Airframes
Airframe	Introduction into Service	% of Titanium Content
CH-47 Chinook	1962	8
F-15 Eagle	1976	10
F-16 Fighting Falcon	1978	7
F/A-18 Hornet	1984	12
F-22 Raptor	2005	39
V-22 Osprey	2007	31
F-35 Lightning II	2015	20

Military airframes entering service after 2000 have an average 30 percent titanium content; airframes entering service prior to 2000 had an average of just 9 percent.

Source: Arconic Engineered Structures, “World Titanium Trends in Defense”, Presentation at the Titanium USA conference, September 24, 2019

Titanium is frequently deployed in applications which require high strength and low weight, such as the A-10 Thunderbolt II attack aircraft, where a titanium cockpit tub has proved vital to the safe return of pilots despite heavy damage from enemy ground fire.

Titanium is also extensively used in naval applications due to its excellent anti-corrosion characteristics, as well as army ground vehicles due to its very high strength and light weight.

Currently only Japan, Russia, and Kazakhstan have titanium sponge plants certified to produce aerospace rotating-quality sponge that can be used for aerospace engine parts and other sensitive aerospace applications. In 2018, Russian and Chinese titanium sponge producers controlled 61% of the world’s titanium sponge production, an increase on their combined 55% share in 2008 and 37% share in 1998. In 2020, Russia and China’s control of global titanium sponge production had increased to approximately 70%.

Absent domestic titanium sponge production capacity, the United States is completely dependent on imports of titanium sponge and scrap and lacks the surge capacity required to support defense and critical infrastructure needs in an extended national emergency. IperionX’s potentially closed-loop titanium has the potential to supply additional markets and industries outside of defense. Titanium’s historical high-cost and high-carbon profile have precluded its use in a variety of other industries including consumer electronics and medical technology – IperionX’s potential low-cost, low carbon titanium supply opens up an array of these potential new applications.

Given the lack of domestic production capacity, and that the United States no longer maintains titanium sponge in the National Defense Stockpile, U.S. producers of titanium-containing products including fighter jets, bombers, attack aircraft, transports and helicopters are dependent on non-U.S. sources of titanium. We believe that this dependence presents the possibility that in a national emergency, U.S. titanium producers would be denied access to imports of titanium sponge and scrap.

In addition to bringing titanium production back to the United States, we believe IperionX’s potential low-cost, low carbon titanium supply opens up an array of potential new applications including in consumer electronics and medical technology.

Our Strategies

We aim to re-shore U.S. critical mineral supply at reduced carbon intensity through the continued development and growth of the closed-loop advanced metal Technologies and the development of our critical mineral properties.

Our objective is to create long-term shareholder value through the development, scale up and commercialization of the Technologies, and the potential development of additional critical metal and material products to support a future-facing, renewable and sustainable economy in the United States.

Additionally, we aim to create long-term, productive jobs for the communities in which we operate, and invest into our communities and ensure that they remain beneficiaries and participants in our continued growth as a company.

To achieve our stated mission and objectives, we currently have the following business strategies and prospects over the medium to long term:

•
Continue to research, investigate, scale-up and commercialize the Technologies to produce titanium metal powders for the stakeholders within defense, space, aerospace, electric vehicles and additive manufacturing.

•
Complete techno-economic evaluations, including providing titanium samples produced using the Technologies for potential customers, to outline material physical and economic metrics of the development of the Technologies as well as securing long term offtake contracts.

•
Continue to investigate potential alternative applications of the Technologies to develop additional value-added metal closed-loop production capabilities, including zircon and synthetic rutile, and the potential production of rare earth elements.

•
Continue to progress Environmental, Sustainability and Corporate Governance (“ESG”) assessments and integration studies to outline material physical and economic ESG metrics as well as major development milestones and timelines.

•	Continue discussions with potential customers and strategic partners for future production and sale of titanium metal products and critical minerals, including, but not limited to rare earth elements.

•	Continue to expand IperionX’s land position in the United States, explore for additional critical minerals and secure relevant permit and zoning approvals.

To date, we have only commenced pilot scale production of titanium metal but have not commenced commercial production of any titanium metal, titanium minerals or other minerals, nor have we identified any ore reserves.

Our Competitive Strengths

We believe that we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

•
Patented titanium metal production technologies. We have an exclusive option to acquire Blacksand which holds the exclusive commercial licensing rights for the patented Technologies to produce low carbon titanium metal and spherical powders developed by Blacksand at the University of Utah with support from ARPA-E.

•
Market opportunity that capitalizes on a shift to low carbon metal production. The social and macroeconomic shift to the low carbon production of metals and a circular economy provides a significant opportunity for IperionX to apply the Technologies and position us to take advantage of a compelling high growth market.

•
Ability to recycle existing titanium metal feedstock and titanium metal products in a closed-loop process. The Technologies have demonstrated, at pilot-scale, to be capable of producing fully recycled titanium metal powders using titanium scrap as feedstock in a closed-loop process, technology that potentially offers lower cost, low carbon titanium metal and powders. See “Item 3. Key Information—D. Risk Factors—Risks Related to our Business—Failure to commercially scale our closed-loop titanium production processes may result in material adverse impacts to, or failure to achieve, our growth projections”.

•
Differentiated and integrated U.S. domestic supply chain. We believe that our integrated business model in the U.S. will allow us to achieve our objective to provide a domestic end-to-end supply chain of low-cost and low carbon titanium metal for strategic and high value applications including light-weighting for electric vehicles and battery packs as well as broad defense and light-weighting applications for commercial and military applications.

•
Sales of critical minerals. The Titan Project contains titanium minerals that can supply the titanium pigment and metals markets as well as the Technologies. It also contains significant volumes of other highly valuable critical minerals which may be sold as co-products, including zircon and rare earth elements.

•
Strategically located close to existing processing facilities. The Titan Project is strategically located in the southeastern U.S., close to significant manufacturing capacity, including the Chemours facility in New Johnsonville, Tennessee, one of the world’s largest producers of titanium dioxide.

•
Significant existing infrastructure available. The Titan Project’s location enjoys low-cost access to road, rail and water logistics connecting it to world class manufacturing industries. The Titan Project is also well situated to take advantage of a highly skilled labor force and low-cost renewable baseload grid power.

•
First mover in restarting exploration of critical minerals in the West Tennessee area. As a first mover in restarting exploration of critical minerals in West Tennessee, IperionX aims to develop a strategic, U.S. domestic source of high-quality, low-cost and low carbon titanium metal products and other critical minerals, including rare earths and silica sand. The Titan Project is located in an area which saw significant historic exploration from the 1950’s to the 1990’s by companies including DuPont, Kerr-McGee Corp., BHP Group, RGC Ltd and Altair International Corp.

•
Experienced management team.  Our senior management team has significant experience in acquiring, developing, and financing minerals extraction projects in the United States. They have previously held senior business development, financial, and operational positions at both large, publicly traded extraction companies as well as successful private extraction operations.

Customers and Partnerships

IperionX is engaged in a wide range of commercial discussions that are advancing with potential customers, collaborators, and strategic partners interested in titanium metal and products produced with the Technologies.

Because IperionX is an early-stage company, we do not currently have established marketing or distribution channels or sales contracts. However, we have non-binding memoranda of understanding related to the development of sales channels for our products with the following companies:

•
IperionX has a non-binding Memorandum of Understanding (“MOU”) to potentially establish a partnership with Energy Fuels that aims to build an integrated, all-American rare earths supply chain. The MOU will evaluate the potential supply of rare earth minerals from the Titan Project to Energy Fuels for value added processing at Energy Fuels’ White Mesa Mill. Rare earths are highly valued as critical materials for magnet production essential for wind turbines, electric vehicles, consumer electronics and military applications.

•
IperionX has a non-binding MOU with Chemours to investigate a potential supply agreement between IperionX and Chemours for up to 50,000 metric tons of ilmenite, 10,000 metric tons of rutile, and 10,000 metric tons of staurolite. Chemours operates one of the largest titanium dioxide plants at its New Johnsonville plant which is located approximately 20 miles from IperionX’s Titan Project in Tennessee.

•
IperionX has a non-binding MOU with EOS to accelerate the deployment of the Technologies for the potential production of low-cost, low carbon titanium metal powders. IperionX and EOS have agreed to negotiate in good faith to enter into definitive agreements to give effect to a partnership that allows IperionX and EOS to work together to advance deployment of spherical and non-spherical titanium metal powders for use in the additive manufacturing industry.

•
IperionX has a non-binding MOU with Mario Pilato BLAT S.A. for the potential supply of zircon products. The MOU contemplates a supply agreement for an initial five-year term on an agreed market-based pricing methodology for the annual supply of up to 20,000 tonnes of zircon products from IperionX’s Titan Project in Tennessee.

Competition

IperionX competes with other metals technology, metal, natural resource, and exploration companies in what is a fragmented industry. For now, IperionX represents a small portion in this sector. Many of our competitors have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

While we compete with other companies in the metals and natural resource space, we believe that there are readily available purchasers of critical materials, including titanium metal, titanium minerals and rare earth minerals, if they are able to be produced by our business operations. The price of metals and minerals can be affected by a number of factors beyond our control, including:

•	Fluctuations in the market prices for critical materials, titanium metal, titanium minerals and rare earth minerals;

•	Fluctuating supplies of critical materials, titanium metal, titanium minerals and rare earth minerals;

•	Fluctuating demand for critical materials, titanium metal, titanium minerals and rare earth minerals; and

•	Metals and extraction activities of others.

Capital Expenditures

Our capital expenditures amounted to US$2.8 million for fiscal 2022 and US$0.6 million for fiscal 2021 which represents the purchase of exploration and evaluation properties and the purchase of property, plant, and equipment.

We expense all other exploration and evaluation expenditures when incurred (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners).

If we complete a definitive Feasibility Study for the Titan Project and ultimately make a decision to develop the Titan Project, this will require substantial additional funds, which would require future debt or equity financings. The Scoping Study estimates the Titan Project’s initial capital costs to be US$237 million for the construction of the mine, WCP (as defined herein), and MSP (as defined herein), including a 30% contingency. The intended accuracy of the initial capital cost estimate for the Titan Project is ± 35%.

EXPLORATION RESULTS

Since securing the initial Titan Project land position in late-2020, we have focused on proving the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 300 drill holes totaling more than 10,000 meters drilled during the fiscal periods ended June 30, 2021 and 2022. On June 30, 2022, we reported the results of the Scoping Study on the Titan Project, which demonstrate the Titan Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other low carbon critical minerals needed for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications. We also believe the results suggest that there is a significant potential to grow production and the Titan Project’s life in the future.  The Scoping Study, which adhered to the guidelines in Subpart 1300 of Regulation S-K, considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and government factors.

However, we remain an exploration stage minerals extraction company, and we have declared no reserves as defined under Subpart 1300 standards. See “Item 4. Information on the Company—D. Property, Plant and Equipment” for additional information relating to the Titan Project, including the relevant exploration results, which information is incorporated by reference.

EXPLORATION AND DEVELOPMENT PLANS

We are required by ASX Listing Rules to report ore reserves and mineral resources in Australia in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code 2012 Edition) prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC). In contrast, the SEC generally requires disclosure of extraction reserves in accordance with Regulation S-K, Subpart 1300. We are an exploration stage minerals extraction company, and we have no reserves as defined under Subpart 1300 standards. See “Cautionary Note to United States Investors.”

On June 30, 2022, we reported the results of the Scoping Study. Over the next twelve months we have plans to undertake further drilling to expand and increase confidence in Titan Project deposit, as well as further metallurgical testwork, hydrology and geotechnical studies, and economic studies to assess the economic potential of the Titan Project and define a critical minerals reserve base.

In addition to the Scoping Study, we may undertake additional technical studies, including pre-feasibility and/or feasibility studies. These additional studies will also adhere to the guidelines in Subpart 1300 of Regulation S-K. If we complete all technical studies (and all necessary permitting activities), we may then undertake minerals extraction and processing activities. However, we currently do not have detailed plans for any component of the exploration and development plans.

Subject to market conditions and the ability to define an economically viable critical minerals deposit, our separate business plan for the Titan Project is to become a strategic, U.S. domestic source of high-quality and sustainable titanium and other critical mineral feedstocks, including rare earths, to the United States. The titanium minerals could form an important sustainable feedstock for the Technologies and assist in the scale up of the Technologies to meet potential future market demand. We believe that vertical integration with U.S.-based resource operations is a major competitive advantage for IperionX, providing a potential source of critical mineral feedstock.

We plan to effect our business plan for the Titan Project by:

•	completing our exploration drilling program on initial land position and continuing to secure additional land leases to undertake additional exploration;

•	undertaking necessary technical studies to assess the economic potential of the Titan Project and defining a critical minerals reserve base;

•	completing required permitting and zoning activities;

•	undertaking discussions with potential customers for future sale of titanium and other critical minerals, including rare earths;

•	completing required financing activities;

•	completing construction of the Titan Project’s minerals extraction and processing facilities; and

•	commencing minerals extraction and processing activities to supply the United States demand for clean, low-cost domestic sources of titanium and other critical minerals, including rare earths.

ADDITIONAL BUSINESS INFORMATION

Potential Acquisition of Blacksand

IperionX and Blacksand entered into the Blacksand Option Agreement in October 2021 whereby Blacksand granted IperionX an exclusive option to purchase 100% of the ownership interests of Blacksand. The option period terminates upon the earliest to occur of (i) the closing of the purchase of Blacksand, (ii) termination of the existing Blacksand Research Agreement, (iii) December 31, 2022, or (iv) the termination of the Blacksand Option Agreement, which may be terminated by IperionX at any time for any reason upon 60 days’ notice to Blacksand or by either party if there is a breach, inaccuracy in, or failure to perform any representation, warranty, covenant or agreement made by the other party pursuant to the Blacksand Option Agreement and such breach, inaccuracy, or failure has not been cured by the other party within 30 days’ of receipt of written notice of such breach.

Separately, IperionX and Blacksand also have the MSA in place pursuant to which IperionX and Blacksand will investigate the scale up and commercialization of Blacksand’s HAMR and GSD patented technologies for the processing of titanium ore or feedstock and the production of titanium metal or alloy products under two statements of work. Under the first statement of work (“SOW 1”), Blacksand provides research and development services to investigate the scale up and commercialization of the HAMR technology for a cost of US$480,000. The term of SOW 1 ends on the earlier of (i) termination of the MSA or (ii) the completion of the research and development program. Under the second statement of work (“SOW 2”), Blacksand provides research and development services to investigate the scale up and commercialization of the GSD technology for a cost of US$1,200,000. The term of SOW 2 ends on the earliest of (i) termination of the MSA, (ii) the completion of the research and development program or (iii) June 1, 2023. The MSA continues until terminated (a) by IperionX at any time for any reason upon 90 days’ notice to Blacksand or (b) by either party if there is a breach of the MSA by the other party and such breach has not been cured by the other party within 15 days’ of receipt of written notice of such breach.

While the Blacksand Option Agreement (detailed above) gives IperionX exclusive rights to develop Blacksand’s patented technologies, including the HAMR and GSD patented technologies and related products, the MSA separately grants IperionX with options to enter into license agreements with Blacksand with respect to the same technologies. If IperionX exercises the option to license the HAMR technology, it will pay total license fees to Blacksand of US$1.9 million over a two-year period. From the third anniversary of the option exercise, IperionX will pay Blacksand the greater of the minimum annual license payment (between US$150,000 and US$250,000) and a royalty of 3% of the net value of licensed product sold. If IperionX exercises the option to license the GSD technology, it will pay total license fees to Blacksand of US$3 million over a two-year period. From the third anniversary of the option exercise, IperionX will pay Blacksand the greater of the minimum annual license payment (between US$250,000 and US$500,000) and a royalty of 5% of the net value of licensed product sold. The options to enter into license agreements can be exercised by IperionX at any time during the term of the MSA.

Blacksand holds the exclusive commercial licensing rights for more than forty global patents through a license agreement with the University of Utah (“UoU License Agreement”) including the global patents for the patented HAMR and GSD technologies that can produce low-cost and low carbon titanium metal. The License Agreement grants Blacksand a royalty bearing exclusive license to commercialize the intellectual property that Blacksand developed in conjunction with the University of Utah. The UoU License Agreement automatically continues unless one of the parties terminates. IperionX will be able to apply this patent and technology platform across a wider range of advanced metal alloys and powders for markets including space, aerospace, electric vehicles and 3D printing and additive manufacturing.

If IperionX chooses to exercise its option under the Blacksand Option Agreement, IperionX will: (i) pay US$12,000,000 to Blacksand and its members, of which the Company can elect to pay an amount (between 22.5% to 30%) in shares of the Company (based on a share price equal to 75% of the 10-day VWAP of IperionX shares on ASX immediately preceding the closing date, subject to a floor of A$0.85 and a ceiling of A$3.00), subject to IperionX obtaining shareholder approval; (ii) commit to invest US$1,000,000 over a 3 year period towards the establishment of an endowed chair professorship at the University of Utah, which shall be used to support research and development related to Blacksand and IperionX, and other related technologies in the field of titanium, critical metals, and minerals; and (iii) pay the Blacksand members a royalty equal to 0.5% of cumulative net sales that relate to Blacksand assets or properties above US$300,000,000.

If IperionX chooses not to exercise its option under the Blacksand Option Agreement, the existing MSA and statements of work will continue which provide IperionX with options to enter into license agreements with Blacksand over a suite of patents, including the HAMR and GSD patented technologies and related products, to be applied to certain applications.

Acquisition of the Titan Project

Following its acquisition of HMAPL in December 2020 (the “Acquisition”), IperionX holds a 100% interest in the Titan Project, covering over 11,000 acres of critical minerals properties in Tennessee, United States, considered prospective for critical minerals including titanium, rare earth elements, silica sand and zircon. The Titan Project is located in West Tennessee and we believe the Titan Project has access to world class infrastructure, with nearby access to excellent roads, rail, river, power and skilled labor. Mineral sands projects operational costs are heavily influenced by electricity and labor costs.

Since securing the initial Titan Project land position in late-2020, IperionX has successfully focused on proving the Titan Project’s potential. We have completed multiple drilling programs at the Titan Project, confirming consistent grade and thickness of critical minerals mineralization over approximately 2 miles of strike. Assays from all holes of the first two drilling programs and the first batch of the third program have returned thick zones of high-grade total heavy minerals near surface.

The Company completed its acquisition of HMAPL after issuing 26,500,000 ordinary shares, 5,000,000 unlisted options, 8,000,000 performance options and 36,000,000 performance shares in the Company to the vendors, following shareholder approval received at the Company’s general meeting of shareholders held on November 30, 2020. As a result of the acquisition, the former shareholders of HMAPL effectively obtained control of the combined entity. Accordingly, using the reverse acquisition principles of the business combination accounting standard, while the Company is the legal acquirer of HMAPL, for accounting purposes HMAPL is deemed to be the acquirer of the Company. Therefore, the consolidated financial statements of the Company have been prepared as a continuation of the consolidated financial statements of HMAPL. The deemed acquirer, HMAPL, has accounted for the acquisition of the Company from December 1, 2020. In addition, at the date of the transaction, it was determined that the Company was not a business. Accordingly, for accounting purposes, the acquisition has been treated as a share-based payment transaction. As a result of the reverse acquisition, during the prior fiscal 2021 period, the combined entity recognized an expense of US$5.1 million in its statement of profit or loss and other comprehensive income, effectively representing the cost of listing on the ASX. The cost is calculated as the difference in the fair value of the equity instruments that HMAPL is deemed to have issued to acquire the Company and the fair value of the Company’s identifiable net assets.

GOVERNMENTAL REGULATIONS

U.S. Securities Regulations

Emerging Growth Company Status

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,070,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;

•
June 30, 2027, being the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective annual report under the Securities Act;

•	the date on which we have, during the previous three-year period, issued more than US$1,070,000,000 in non-convertible debt; or

•
the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

An emerging growth company may take advantage of specified exemptions from various requirements that are otherwise applicable to public companies in the United States. Generally, a company that registers any class of its securities under Section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and an auditor attestation report on management’s assessment of the company’s internal control over financial reporting. However, for so long as we continue to qualify as an emerging growth company, we will be exempt from the requirement to include an auditor attestation report in our annual reports filed under the Exchange Act. In addition, Section 103(a)(3) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, has been amended by the JOBS Act, to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor’s report in which the auditor would be required to provide additional information about the audit and the financial statements of the company.

For information on the risks that accompany our status as an emerging growth company, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.”

In the event that we cease to qualify as an emerging growth company, we will still be exempt from certain rules under the Exchange Act as a foreign private issuer, as described immediately below.

Foreign Private Issuer Status

We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares or ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD (Fair Disclosure), which restricts the selective disclosure of material information.

Nasdaq also allows us a foreign private issuer to elect to follow certain home country laws instead of Nasdaq practices applicable to U.S. companies. In particular, we follow home country law instead of Nasdaq practice regarding:

•
Nasdaq’s requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.

•
Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.

•
Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.

For as long as we are a “foreign private issuer” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC for so long as we are subject to the reporting requirements of Section 13(g) or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the United States; or (3) our business is administered principally in the United States. Since more than 50% of our assets are located in the United States, we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year.

For information on the risks that accompany our status as a foreign private issuer, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a foreign private issuer, we are permitted to file less information with the SEC than a domestic issuer” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.”

U.S. Environmental, Health and Safety Laws

IperionX’s business operations, including the Technologies and the Titan Project, will be required to comply with applicable environmental protection laws and regulations and licensing and permitting requirements. The material environmental, health and safety laws and regulations that we must comply with include, among others, the following United States federal laws and regulations:

•	National Environmental Protection Act (“NEPA”), which requires careful evaluation of the environmental impacts of extraction operations that require federal approvals;

•	Clean Air Act (“CAA”) and its amendments, which governs air emissions;

•	Clean Water Act (“CWA”), which governs discharges to and excavations within the waters of the United States;

•	Safe Drinking Water Act (“SDWA”), which governs the underground injection and disposal of wastewater;

•	Resource Conservation and Recovery Act (“RCRA”), which governs the management of solid waste;

•
Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which imposes liability where hazardous substances have been released into the environment (commonly known as Superfund); and

•
Federal Mine Safety and Health Act, which established the primary safety and health standards regarding working conditions of employees engaged in extraction, related operations, and preparation and milling of the minerals extracted, as well as the Occupation Safety and Health Act, which regulates the protection of the health and safety of workers to the extent such protection is not already addressed by the Federal Mine Safety and Health Act.

Our operations may also be subject to state environmental law and regulations, including but not limited to laws and regulations related to the reclamation of mined lands, which may require reclamation permits to be acquired prior to the commencement of minerals extraction operations and may require substantial financial guarantees to cover the cost of future reclamation activities.

Solid and Hazardous Waste

RCRA, and comparable state statutes, affect our operations by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the United States Environmental Protection Agency (“EPA”), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.

In addition, the federal Superfund law can impose joint and several liability without regard to fault or legality of conduct on classes of persons who are statutorily responsible for the release of a hazardous substance into the environment. These persons can include the current and former owners, lessees or operators of a site where a release occurs, and anyone who disposes or arranges for the disposal of a hazardous substance. Under CERCLA, such persons may be subject to strict, joint and several liability for the entire cost of cleaning up hazardous substances that have been released into the environment and for other costs, including response costs, alternative water supplies, damage to natural resources and for the costs of certain health studies. Moreover, it is not uncommon for neighboring landowners, workers and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the indoor or outdoor environment. Each state also has environmental cleanup laws analogous to CERCLA. Hazardous wastes may have been previously handled, disposed of, or released on or under properties currently or formerly owned or leased by us or on or under other locations to which we sent waste for disposal. These properties and any materials disposed or released on them may subject us to liability under CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate disposed wastes or property contamination, to contribute to remediation costs, or to perform remedial activities to prevent future environmental harm.

Air Emissions

The federal CAA and comparable state laws restrict the emission of air pollutants from numerous sources through the issuance of permits and the imposition of other requirements. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements. Air pollution regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain air permits and comply with stringent permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our operations, and we may be required to incur capital expenditures for air pollution control equipment or other air emissions related obligations. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources.

Climate Change

Numerous regulatory initiatives have been enacted, and are likely to continue to be developed, at the international, national, regional and state levels of government to monitor and limit existing emissions of greenhouse gases (“GHGs”) as well as to restrict or eliminate such future emissions. At the federal level, in December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA began adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the CAA.

President Biden and the Democratic Party, which now controls the U.S. Congress, have identified climate change as a priority, and it is expected that new executive orders, regulatory action and/or legislation targeting greenhouse gas emissions, or prohibiting or restricting oil and gas development activities in certain areas, will be proposed and/or promulgated during the Biden Administration.

Congress has from time to time considered adopting legislation to reduce emissions of GHGs, and a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap-and-trade programs. Cap and trade programs typically require major sources of GHG emissions to acquire and surrender emission allowances in return for emitting those GHGs. Further, the United States has rejoined the Paris Agreement and has committed to reduce U.S. GHG emissions by up to 52% by 2030. The adoption of legislation or regulatory programs or other government action to reduce emissions of GHGs could require us to incur increased operating costs.

Clean Water Act

The CWA imposes restrictions and strict controls regarding the discharge of wastes, including mineral processing wastes, into waters of the United States, a term broadly defined to include, among other things, certain wetlands. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges, both routine and accidental, of pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties, and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that require permits to discharge storm water runoff, including discharges associated with construction activities. In the event of an unauthorized discharge of wastes, we may be liable for penalties and costs.

Pursuant to these laws and regulations, we may also be required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The CWA also prohibits the discharge of fill materials to regulated waters including wetlands without a permit from the USACE.

In May 2015, the EPA issued a final rule that attempted to clarify the federal jurisdictional reach over waters of the United States, but the agency repealed this rule in September 2019 and replaced it with the Navigable Water Protection Rule in April 2020, which narrowed federal jurisdictional reach relative to the 2015 rule. The repeal and replacement of the 2015 rule is currently subject to litigation and the scope of the jurisdictional reach of the Clean Water Act may therefore remain uncertain for several years, with a patchwork of legal guidelines applicable to various states potentially developing. We could face increased costs and delays with respect to obtaining permits for dredge and fill activities in wetland areas to the extent they are required.

Underground Injection Control Permits

The federal SDWA creates a nationwide regulatory program protecting groundwater. This act is administered by the EPA. However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the SDWA allows for the Underground Injection Control (“UIC”) permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the SDWA under two conditions. First, the state’s program must have been granted primacy. Second, the EPA must have granted, upon request by the state, an aquifer exemption. The EPA may delay or decline to process the state’s application if the EPA questions the state’s jurisdiction over the mine site. Permits must be obtained before developing and using deep injection wells for the disposal or storage of produced fluids, and well casing integrity monitoring must be conducted periodically to ensure the well casing is not leaking produced fluids to groundwater. Contamination of groundwater by natural gas and oil drilling, production and related operations may result in fines, penalties, remediation costs and natural resource damages, among other sanctions and liabilities under the SDWA and other federal and state laws. In addition, third-party claims may be filed by landowners and other parties claiming damages for groundwater contamination, alternative water supplies, property impacts and bodily injury.

NEPA

NEPA requires federal agencies to evaluate major agency actions having the potential to significantly impact the environment. The NEPA process involves public input through comments which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. This process may result in delaying the permitting and development of projects or increase the costs of permitting and developing some facilities.

Endangered Species Act

The federal Endangered Species Act (“ESA”) restricts activities that may affect endangered and threatened species or their habitats. Some of our operations may be located in areas that are designated as habitats for endangered or threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. The United States Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary. The ESA has not previously had a significant impact on our operations. However, the designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.

Environmental, Social and Governance

During fiscal 2021, IperionX engaged Presidio Graduate School’s expert consulting division, PGS Consults to commence an Environmental, Sustainability and Corporate Governance (“ESG”) assessment and subsequent integration study. PGS Consults is housed in Presidio Graduate School, the country’s first and only independent graduate school focused entirely on sustainability and social justice, with corporate clients including HP Inc., Flex Ltd., Granite Construction, Thermo Fisher Scientific and Domaine Chandon.

PGS Consults will undertake a materiality assessment, a life cycle assessment and create a playbook for ESG leadership. The review and assessment will identify priority ESG focus areas, highlight key ESG recommendations, and deliver an actionable life cycle assessment. PGS Consults will conduct the study in accordance with Global Reporting Initiative, UN Sustainable Development Goals, and Task Force on Climate-Related Financial Disclosures standards. The ESG integration study will outline material physical and economic ESG metrics as well as major development milestones and timelines. The study will be completed in the second half of 2022.

Extraction Permits and Approvals

We currently have permits authorizing the exploration drilling activities with respect to the Titan Project. We are required to obtain governmental permits for some of our exploration activities and may be required to renew the permits we already have. Prior to developing or extracting any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, any site development activities and site operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions. public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties.

See “Item 3. Key Information—D. Risk Factors—Risks Related to Regulatory and Industry Matters—We will be required to obtain governmental permits in order to conduct development and minerals extraction operations, a process which is often costly and time-consuming.”

Our exploration operations are subject to extensive laws and regulations, which are overseen and enforced by multiple U.S. federal, state and local authorities. These laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species and other matters. Mineral exploration operations are also subject to U.S. federal and state laws and regulations that seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted, and we cannot assure you such permits will be received. Environmental laws and regulations may also, among other things:

•	Require notice to stakeholders of proposed and ongoing operations.

•	Require the installation of pollution control equipment.

•	Restrict the types, quantities and concentration of various substances that can be released into the environment in connection with minerals extraction or drilling activities.

•
Limit or prohibit extraction or drilling activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources.

•	Impose substantial liabilities for pollution resulting from current or former operations on or for any preexisting environmental impacts at the Titan Project site.

•	Require preparation of an Environmental Assessment or an Environmental Impact Statement.

As of the date hereof, other than with respect to the acquisition of the Titan Project and related permitting activities, we have not been required to spend material amounts on compliance with environmental regulations. However, compliance with these laws and regulations may impose substantial costs on us, subject us to significant potential liabilities, and have an adverse effect upon our capital expenditures, results of operations or competitive position. Violations and liabilities with respect to these laws and regulations could result in significant administrative, civil, or criminal penalties, remedial clean-ups, natural resource damages, permit modifications or revocations, operational interruptions or shutdowns and other liabilities. The costs of remedying such conditions may be significant, and remediation obligations could adversely affect our business, results of operations and financial condition. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes in these regulations or the interpretations thereof could require us to expend significant resources to comply with new laws or regulations or changes to current requirements and could have a material adverse effect on our business operations.

C.	Organizational Structure

The following reflects our organizational structure. All our subsidiaries are wholly-owned.

D.	Property, Plant and Equipment

Titan Project

Overview

IperionX holds a 100% interest in the Titan Project, covering over 11,000 acres of critical minerals properties in Tennessee, United States, considered prospective for critical minerals including titanium, rare earth elements, silica sand and zircon.

The Titan Project is located in west Tennessee and we believe the Titan Project has access to world class infrastructure, with nearby access to excellent roads, rail, river, power and skilled labor. We believe mineral sands projects operational costs are heavily influenced by electricity and labor costs.

At June 30, 2022, the book carrying value of the Titan Project was US$2,431,229. See note 6 to our audited consolidated financial statements for the fiscal period ended June 30, 2022 for further details.

The Titan Project is located in an area which saw significant historic exploration from the 1950’s to the 1990’s by companies including DuPont, Kerr-McGee Corp., BHP Group, RGC Ltd and Altair International Corp. The Titan Project is also strategically located in the southeast of the United States, close to significant manufacturing capacity, including the Chemours facility in New Johnsonville, one of the world’s largest producers of titanium dioxide.

Geology and geological interpretation

The Titan Project’s location in western Tennessee represents the eastern flank of the Mississippi embayment, a large, southward plunging syncline within the Gulf Coastal Plain. This feature extends from southern Illinois to the north and to Mississippi and Alabama to the south. The embayment is filled with sediments and sedimentary rocks of Cretaceous to Quaternary age.

The McNairy Sand Formation represents a pro-grading deltaic environment during a regressive sequence. This is evidenced by the coarsening upward sequence grading from the glauconitic clay rich Coon Creek Formation to the fine lower member of the McNairy Formation to the coarser upper member of the McNairy Formation.

Mineralization at the Titan Project resides primarily in two zones within the primary McNairy Sand Formation. The main mineralized zone at the ‘Benton’ deposit is hosted stratigraphically in the lower member of the McNairy Formation. Mineralization averages 31 meters thick and has been traced, to date, for approximately 6 kilometers along strike at the Benton deposit.

The ‘Camden’ deposit represents the up-dip extension of the lower portion of the McNairy Sand formation encountered at the Company’s Benton deposit. The McNairy Sand dips gently to the west and the Camden deposit represents the most easterly outcrop of this formation.

Drilling and exploration

Since securing the initial Titan Project land position in late-2020, we have focused on proving the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 300 drill holes totaling more than 10,000 meters drilled during fiscal 2021 and fiscal 2022.

Our drilling was initially focused on our core property area covering approximately 3,675 acres, which we designated as the ‘Benton’ deposit. To date we have drilled 136 holes for a total of 5,428 meters at the Benton deposit. Drill assays received to-date at the Benton deposit have returned thick zones of high-grade total heavy minerals (“THM”) near surface.

The drilling results at the Benton deposit highlight a consistent grade and thickness of mineralization averaging 31 meters thickness, and to-date has been traced for approximately 6 kilometers along strike. The mineralization appears to occur as a single, large, and coherent near-surface deposit.

In addition to the Benton deposit, exploration drilling at other properties within the Titan Project, located approximately 4 kilometers southeast of the Benton deposit, has indicated additional near surface, high-grade mineralization. We have designated this new discovery as the ‘Camden’ deposit. The Camden deposit represents the up-dip extension of the lower portion of the McNairy Sand formation encountered at the Benton deposit.

Mineral resources

The mineral resource figures presented herein are estimates based on information available at the time of calculation. A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade, or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The reference point for mineral resources is in situ. Mineral resources are subdivided in order of increasing geological confidence into inferred, indicated and measured categories. Metric tons of mineral resources containing total heavy minerals (“THM”), included in the indicated, and inferred resources, are those contained prior to losses during metallurgical treatment. The terms “measured resource”, “indicated resource”, and “inferred resource” mean the part of a mineral resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling that is considered to be comprehensive, adequate, or limited, respectively.

Market fluctuations in the price of THM as well as increased production costs or reduced metallurgical recovery rates, could change future estimates of resources.

We have reported mineral resources, prepared in accordance with Subpart 1300 requirements of the SEC as part of our exploration and evaluation activities. On July 1, 2022, we filed a technical report summary for our Titan Project, dated June 30, 2022, which report is an exhibit to this Annual Report on Form 20-F. As of June 30, 2022, we have reported 431 million metric tons of mineral resources at a grade of 2.2% total heavy minerals (“THM”), containing 9.5 million metric tons of THM at a 0.4% cut-off. Slimes (“SL”) and oversize material accounts for approximately 20% and 2.5% of the THM fraction respectively. Mineralization occurs as a single, large, and coherent near-surface deposit. In addition, preliminary analysis of valuable heavy minerals (“VHM”) (which form a proportion of the THM) indicates a valuable mineral assemblage consisting of zircon, rutile, ilmenite, rare earth elements (“REE”), and staurolite.

Key assumptions and parameters relating to the THM mineral resources are discussed in technical report summary for our Titan Project, dated June 30, 2022, which is being filed as an exhibit to this annual report.

Titan Project – Mineral Resources as of June 30, 2022
Resource Category	Metric tons (in millions)	Grade (THM %)	THM (million metric tons)	Cut-off grade (THM %)	THM assemblage
					Zircon (% of THM)	Rutile (% of THM)	Ilmenite (% of THM)	REE (% of THM)	Staurolite (% of THM)
Measured	-	-	-	-	-	-	-	-	-
Indicated	241	2.2	5.3	0.4	11.3	9.3	39.7	2.1	15.6
Inferred	190	2.2	4.2	0.4	11.7	9.7	41.2	2.2	13.7
Total	431	2.2	9.5	0.4	11.5	9.5	40.3	2.1	14.8

Comparison of mineral resources as of June 30, 2022 and June 30, 2021

We did not have mineral resources estimates as of June 30, 2021. As a result, we are not providing an analysis of changes in estimates for mineral resources. Our mineral resource estimate (MRE) as of June 30, 2022 incorporates results from 107 sonic core drill holes for a total of 4,101 meters drilled by us during 2020 and 2021. We have subsequently completed drilling outside of the MRE area and it is anticipated that these drill hole results will be incorporated into a future upgraded MRE. For information about the assumptions and criteria used in preparing our mineral resources, our technical report summary, which is an exhibit to this Annual Report on Form 20-F, including Section 11 (Mineral Resource Estimate), Section 13 (Mining Methods) and Section 16 (Market Studies).

Mineral resource internal controls

We have internal controls for reviewing and documenting the information supporting the mineral resource estimates, describing the methods used, and ensuring the validity of the estimates. Information that is utilized to compile mineral resources is reviewed by appropriate QPs and is subject to our internal review process, which includes an internal peer-review. The QP reviews and validates the reasonableness of the criteria used for the purposes of estimating resources and reserves. We recognize the risks inherent in mineral resource and reserve estimates, such as the geological complexity, interpretation and extrapolation of data, changes in operating approach, macroeconomic conditions and new data, among others. Overestimated resources and reserves resulting from these risks could have a material effect on future profitability.

Scoping Study

The Company engaged Primero Group Americas Inc. (“Primero”) to manage the Scoping Study for the Titan Project near Camden, Tennessee.

The Scoping Study for our Titan Project is based on a mine life of 25 years and includes a mineral deposit with a nearby Wet Concentrator Plant (“WCP”) located approximately at 28 km northwest from the city of Camden. The Titan Project also includes a dry Mineral Separation Plant (“MSP”) located approximately 2 km southwest of the city of Camden. The distance separating the two plants is approximately 30 km and accessed via public roads and highways.

The products from the Titan Project include ilmenite, rutile, premium zircon, zircon concentrate and rare earth concentrate (mainly monazite). Key production values are presented below.

Titan Project – Key Scoping Study Outcomes

Titan Project Average Annual Production Targets over 25-year mine life :
Ilmenite	95,500 t/y
Rutile	16,700 t/y
Monazite	4,600 t/y
Zircon - premium	22,400 t/y
Zircon - concentrate	16,000 t/y

Operating and capital costs

The Scoping Study estimates the Titan Project’s annual average annual operating cost of approximately US$67 million per annum over the 25-year mine life, including royalties. The intended accuracy of the operating cost estimate for the Titan Project is ±35%.

The Scoping Study estimates the Titan Project’s initial capital costs to be US$237 million for the construction of the mine, WCP, and MSP, including a 30% contingency. The intended accuracy of the initial capital cost estimate for the Titan Project is ± 35%.

Land tenure status

At June 30, 2022, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee, of which approximately 453 acres are owned outright, approximately 1,357 acres are subject to exclusive option to purchase agreements, and approximately 10,618 acres are subject to exclusive option to lease agreements. Other than the option agreements described above, there currently are no material liens or encumbrances on the property comprising the Titan Project. However, in order to develop the project, we will need to obtain permits and approvals as described under “Item 4. Information on the Company—B. Business Overview—Governmental Regulations—Extraction Permits and Approvals.”

Our option to lease agreements, upon exercise, allow us to lease the surface property and associated mineral rights from the local landowners, and generally have expiry dates between mid-2026 to late-2027. During the option period, our option to lease agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Our annual option payments generally range between US$25.00 to US$75.00 per acre and our drilling bonuses generally average approximately US$1.00 per drill foot. Our obligation to make annual option payments and drilling bonus payments cease if we exercise our option to lease. Upon exercise, in the case of an option to lease, we will pay an annual minimum royalty, generally US$75 per acre, and a mining royalty, generally 5% of net revenues from products sold.

Our option to purchase agreements, upon exercise, allow us to purchase outright the surface property and associated mineral rights from the local landowners, and generally have expiry dates between 2022 to 2023. During the option period, our option to purchase agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Our annual option payments generally range between US$25.00 to US$50.00 per acre and our drilling bonuses generally average approximately US$1.00 per drill foot. Our obligation to make annual option payments and drilling bonus payments cease if we exercise our option to purchase. Upon exercise, in the case of a purchase, we will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

Exploration and development plans

During the next twelve months, we have plans to undertake further drilling to expand and increase confidence in Titan Project deposit, as well as further metallurgical testwork, hydrology and geotechnical studies, and economic studies to assess the economic potential of the Titan Project and define a critical minerals reserve base.

On June 30, 2022, we reported the results of the Scoping Study on the Titan Project, which demonstrate the Titan Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other low carbon critical minerals needed for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications. We also believe the results suggest that there is a significant potential to grow production and the Titan Project’s life in the future.  The Scoping Study, which adhered to the guidelines in Subpart 1300 of Regulation S-K, considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and government factors.

Following the completion of this initial scoping study, we may undertake additional technical studies, including pre-feasibility and/or feasibility studies. These additional studies will also adhere to the guidelines in Subpart 1300 of Regulation S-K. If we complete all technical studies (and all necessary permitting activities), we may then undertake minerals extraction and processing activities. However, we currently do not have detailed plans for any component of the exploration and development plans.

Subject to market conditions and the ability to define an economically viable critical minerals deposit, our separate business plan for the Titan Project is to become a strategic, U.S. domestic source of high-quality, sustainable, low-cost and low-carbon titanium and other critical mineral feedstocks, including rare earths, to the United States.

We plan to effect our business plan as described in “Item 4. Information on the Company—A. History and Development of the Company—Exploration and Development Plans.”

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly those in the section of this annual report on Form 20-F entitled “Risk Factors.” The consolidated general purpose financial statements of the consolidated group have been prepared in accordance with IFRS as issued by the IASB.

Material accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our financial statements for fiscal 2022 are presented in U.S. dollars and have been prepared in accordance with IFRS.

Business Strategy

IperionX’s mission is to be the leading developer of low-carbon, sustainable, critical materials supply chains for advanced American industries including space, aerospace, electric vehicles, and 3D printing. We plan to effect our business plan as described in “Item 4. Information on the Company—A. History and Development of the Company—Exploration and Development Plans.”

A.	Operating Results

Financial Overview of IperionX

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this annual report.

Year Ended June 30, 2022 Compared to Fiscal Period Ended June 30, 2021

Continuing operations	Year ended June 30, 2022 US$	July 20, 2020 to June 30, 2021 US$
Exploration and evaluation expenses	(7,268,268)	(2,568,386)
Corporate and administrative expenses	(3,056,249)	(852,944)
Business development expenses	(3,205,162)	(581,200)
Share-based payment expense	(8,340,328)	(4,084,764)
Finance income	401,045	5,075
Finance costs	(52,275)	(7,492)
Cost of listing on reverse acquisition	--	(5,141,126)

Exploration and evaluation expenses

Exploration and evaluation expenses encompasses expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable (other than costs associated with acquiring our exploration properties, which are capitalized), including drilling and sampling costs, technical and engineering studies, permitting costs and overhead costs associated with maintaining our exploration headquarters.

Exploration and evaluation expenses increased by US$4,699,882 from US$2,568,386 for the fiscal period ended June 30, 2021 to US$7,268,268 for the year ended June 30, 2022 principally due to increased exploration and appraisal activities, including drilling, metallurgical test work, and engineering work required to support our scoping study conducted on the Titan Project in Tennessee, and increased processing operations at our pilot-scale titanium metals facility in Utah.

Corporate and administrative expenses

Corporate and administrative expenses encompass overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services and legal compliance.

Corporate and administrative expenses increased by US$2,203,305 from US$852,944 for the fiscal period ended June 30, 2021 to US$3,056,249 for the year ended June 30, 2022, principally due to increased hiring and overheads to support (i) our increased exploration and appraisal activities on the Titan Project in Tennessee, and (ii) increased processing operations at our pilot-scale titanium metals facility in Utah.

Business development expenses

Business development expenses encompass costs of our secondary listing on Nasdaq, investor relations expenses, including costs for press releases, maintenance of the Company’s website and other investor marketing and information initiatives, and other fees for corporate advisory services.

Business development expenses increased by US$2,623,962 from US$581,200 for the fiscal period ended June 30, 2021 to US$3,205,162 for the year ended June 30, 2022, principally due to costs associated with our secondary listing on Nasdaq, which occurred on June 21, 2022, and increased investor marketing and information initiatives.

Share-based payment expense

Share-based payment expense encompasses expenses incurred by the Company in connection with Restricted Stock Units, Unlisted Options and Performance Rights granted by the Company to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements.

Share-based payment expenses from such remuneration arrangements increased by US$4,255,564 from US$4,084,764 for the fiscal period ended June 30, 2021 to US$8,340,328 for the year ended June 30, 2022, principally due to the ongoing expensing of existing equity awards over their vesting period and the decision to grant approximately 12.5 million additional equity awards during fiscal 2022 to secure the services of directors, employees and consultants to support our (i) increased exploration and appraisal activities on the Titan Project in Tennessee and (ii) increased processing operations at our pilot-scale titanium metals facility in Utah.

Finance income

Finance income encompasses interest income and foreign exchange gains.

Finance income increased by US$395,970 from US$5,075 for the fiscal period ended June 30, 2021 to US$401,045 for the year ended June 30, 2022, principally due to the result of increasing average cash and cash equivalents denominated in currencies other than the functional currency of the relevant group entity over this period.

Finance costs

Finance costs encompass interest expenses and foreign exchange losses.

Finance costs increased by US$44,783 from US$7,492 for the fiscal period ended June 30, 2021 to US$52,275 for the year ended June 30, 2022, principally due to new leases and borrowings for premises and vehicles entered into by the Group since the end of the period ended June 30, 2021.

Cost of primary listing on reverse acquisition

For the prior fiscal period ended June 30, 2021, the Company determined that the deemed consideration in respect of the reverse acquisition of the Company by HMAPL represents a share-based payment in accordance with IFRS 2. The Company determined the fair value of the deemed consideration to be US$7,055,446, of which US$1,914,320 of this was allocated to the fair value of the net assets acquired and US$5,141,126 was recognized as a share-based expense in the statement of profit and loss for the period from July 20, 2020 to June 30, 2021, representing the cost of the listing.

B.	Liquidity and Capital Resources

The liquidity and capital resources discussion that follows contains certain estimates as of the date of this annual report of our estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates reflect numerous assumptions made by us with respect to general business, economic, regulatory, market and financial conditions, industry conditions and other future events, and matters specific to our businesses, all of which are difficult or impossible to predict and many of which are beyond our control. Please carefully read the risks discussed in “Risk Factors” contained in this annual report which describe significant risks and uncertainties that may affect us and our financial conditions.

Sources and Uses of Liquidity

We have not yet commenced commercial production at any of our properties and expect to continue to incur losses during the exploration, evaluation, and development of the Titan Project. Our operations have been financed by proceeds from issuances of ordinary shares.

At June 30, 2022, we had cash reserves of US$5.7 million and net assets of US$7.4 million. Our primary use of cash currently comprises exploration and evaluation expenditures relating to the Titan Project and for ongoing operating expenses.

We incurred net losses of US$21.5 million and US$13.2 million for fiscal 2022 and fiscal 2021 respectively. We incurred net cash outflows from operating and investing activities of US$15.2 million and US$4.1 million for fiscal 2022 and fiscal 2021 respectively. We believe that we will continue to incur net losses until such time as we commence commercial scale production of our critical minerals and/or titanium metals.

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of increasing expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium metal technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. See Item 3. Key Information—D. Risk Factors— Risks Related to Our Business – We depend on our ability to successfully access the capital and financial markets. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests. The Directors are confident that they will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However, there is a material uncertainty that may cast significant doubt or substantial doubt as contemplated by PCAOB standards about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.
Until we have completed a definitive Feasibility Study for the Titan Project, we are not able to say if or when we will decide to develop the Titan Project. If we complete a definitive Feasibility Study for the Titan Project and ultimately make a decision to develop the Titan Project, this will require substantial additional funds, which would require future debt or equity financings.

We may decide to pursue additional financing activities to facilitate development activities at the Titan Project and to fund working capital and our corporate operations. We expect that such financing will result in additional sales or issuances of our ordinary shares or ADSs, but we also may engage in debt financing.

If we decide to raise capital by issuing equity securities, the issuance of additional ordinary shares or ADSs would result in dilution to our existing shareholders. We cannot assure you that we will be successful in completing any financings or that any such equity or debt financing will be available to us if and when required or on satisfactory terms.

Funding Requirements and Capital Expenditures

Our capital expenditures for fiscal 2022 amounted to US$2,816,467 which represents the purchase of exploration and evaluation properties and the purchase of property, plant and equipment.

We expense all other exploration and evaluation expenditures when incurred (other than expenditures incurred in the acquisition of the rights to explore, including option payments to landowners).

If we complete a definitive Feasibility Study for the Titan Project and ultimately make a decision to develop the Titan Project, this will require substantial additional funds, which would require future debt or equity financings. The Scoping Study estimates the Titan Project’s initial capital costs to be US$237 million for the construction of the mine, WCP, and MSP, including a 30% contingency. The intended accuracy of the initial capital cost estimate for the Titan Project is ± 35%.

Potential acquisition of Blacksand

IperionX has secured an exclusive option to acquire 100% of the ownership interests in Blacksand, valid until December 31, 2022. Blacksand holds the rights to produce low carbon titanium metal and spherical powders using the patented Technologies. Upon exercise of the option under the Blacksand Option Agreement, IperionX will: (i) pay US$12,000,000 to Blacksand and its members, of which IperionX can elect to pay an amount (between 22.5% to 30%) in shares of IperionX (based on a share price equal to 75% of the 10-day VWAP of IperionX shares on ASX immediately preceding the closing date, subject to a floor of A$0.85 and a ceiling of A$3.00), subject to IperionX obtaining shareholder approval; (ii) commit to invest US$1,000,000 over a 3 year period towards the establishment of an endowed chair professorship at the University of Utah, which shall be used to support research and development related to Blacksand and IperionX and other related technologies in the field of titanium, critical metals, and minerals; and (iii) pay the Blacksand members a royalty equal to 0.5% of cumulative net sales that relate to Blacksand assets or properties above US$300,000,000. If we choose to exercise our option under the Blacksand Option Agreement this will require additional funds, which would require future debt or equity financings.

Cash Flows

The following table summarizes our sources and uses of cash for year ended June 30, 2022 and the fiscal period from July 20, 2020 to June 30, 2021:

	Year Ended June 30,	July 20, 2020 to June 30, 2021
	2022	2021
Net cash provided by (used in):
Operating activities	$(12,134,077)	$(3,558,025)
Investing activities	(3,066,467)	(571,568)
Financing activities	19,392,099	5,829,916
Net increase in cash and cash equivalents	US$4,191,555	US$1,700,323

Operating Activities

For fiscal 2022, net cash used in operating activities was US$12,134,077. For the period from July 20, 2020 to June 30, 2021, net cash used in operating activities was US$3,558,025. Net cash used in operating activities represents payments to suppliers and employees and interest paid and received.

Investing Activities

For fiscal 2022, net cash used in investing activities was US$3,066,467. For the period from July 20, 2020 to June 30, 2021, net cash used in investing activities was US$571,568. Net cash used in investing activities represents the purchase of exploration and evaluation properties, and the purchase of property, plant and equipment, and the purchase of investments.

Financing Activities

For fiscal 2022, net cash provided by financing activities was US$19,392,099. For the period from July 20, 2020 to June 30, 2021, net cash provided by financing activities was US$5,829,916. Net cash provided by financing activities represents proceeds and costs from the issuance of ordinary shares, payment of the principal portion of lease liabilities, proceeds and repayments of borrowings, and net cash inflow from the Acquisition.

Climate Change

Numerous regulatory initiatives have been enacted, and are likely to continue to be developed, at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. See “Item 4. Information on the Company—B. Business Overview—Governmental Regulations—Climate Change” for additional information. We do not currently anticipate that the adoption of legislation or regulatory programs or other government action to reduce emissions of GHGs will materially and adversely affect our business or results of operations. However, we cannot assure you as to the effect of future legislation or rules, any of which could require us to incur increased operating costs.

Off-balance sheet arrangements

During fiscal 2022, we did not have any off-balance sheet arrangements.

C.	Research and Development, Patents and Licenses

IperionX’s research and development (“R&D”) policies are focused on optimizing its R&D resources relating to human talent, infrastructure, and working with select partners including leading academic institutions to bring specific, high-level skills to its core R&D projects. These projects include the rapid commercialization of proprietary technologies to produce low-cost, low-carbon titanium products and powders, as well as recycled scrap. The core technologies behind IperionX’s products were discovered by researchers at the University of Utah. IperionX acquired and holds the exclusive rights to commercialize these technologies. The potential end-market applications for IperionX’s products are broad, as its titanium can be produced in powder form or milled product (bar, rod, sheet). Ultimately, IperionX aims to displace steel and aluminum to reduce carbon and GHG emissions in the transportation and other sectors. IperionX’s R&D activities may also extend to its Titan Project in Tennessee, which will incorporate surface mining activities and mineral processing activities at a nearby Wet Concentrator Plant (“WCP”) and dry Mineral Separation Plant (“MSP”).

D.	Trend Information

Not applicable, as the Company is in the exploration stage and therefore has no material trends in production, sales or inventory.

E.	Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. See note 1 to our audited consolidated financial statements for fiscal 2022, included in this annual report, for a description of our other significant accounting policies.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described below.

Impairment of exploration and evaluation assets

The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest. See note 6 to our audited consolidated financial statements for fiscal 2022, included in this annual report.

Share-based payments

The fair value of Unlisted Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted. The fair value of Performance Rights that have market-based vesting conditions is estimated as at the date of grant using a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted. The fair value of granted RSUs and Performance Rights that do not have market-based vesting conditions are estimated as at the date of grant based on the underlying share price. For additional information, see note 18 to our audited consolidated financial statements for fiscal 2022, included in this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following discussion sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F. In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer. The following table lists the names of our directors and executive officers. The business address for each director and member of senior management is c/o Level 9, 28 The Esplanade, Perth WA 6000, Australia.

Name	Age	Position
Anastasios (Taso) Arima	38	Chief Executive Officer and Managing Director
Todd W. Hannigan	49	Executive Chairman
Gregory D. Swan	40	Chief Financial Officer and Company Secretary
Lorraine M. Martin	60	Independent Non-Executive Director
Vaughn W. Taylor	38	Independent Non-Executive Director
Melissa G. Waller	52	Independent Non-Executive Director
Beverly M. Wyse	60	Independent Non-Executive Director
Dominic P. Allen	39	Chief Commercial Officer
Lamont Leatherman	57	Chief Geologist
Toby E. Symonds	54	Chief Strategy Officer
Jeanne McMullin	55	Chief Legal Officer

Anastasios (Taso) Arima (38 years of age) – Chief Executive Officer and Managing Director

Anastasios (Taso) Arima has extensive experience in the development of energy and resource projects in North America, establishing outstanding management teams and high-quality projects, and has raised over A$500 million in equity funding over his career. Mr. Arima has been based in the United States since 2014. He was a founder and director of Piedmont Lithium Limited (NASDAQ/ASX: PLL), which has rapidly grown into a A$1 billion company and was instrumental in identifying and securing Piedmont’s lithium project. Mr. Arima is also the founder of Hyperion Metals (Australia) Pty Ltd, which the Company acquired during the period and holds the Company’s Titan Project, a potentially large-scale titanium and zircon minerals sands project in west Tennessee. Mr. Arima attended the University of Western Australia where he earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering. Mr. Arima was appointed as Director of Hyperion Metals (Australia) Pty Ltd on July 20, 2021, as Executive Director of the Company on December 1, 2020, and as Managing Director and Chief Executive Officer on March 1, 2021. During the three-year period to the end of the financial period, Mr. Arima held a directorship in Piedmont Lithium Limited (October 2016 – June 2021).

Todd Hannigan (49 years of age) – Executive Chairman

Todd Hannigan has over 25 years of global experience in natural resources as company founder, chief executive officer, private capital investor and non-executive director. In these lead roles Mr. Hannigan has helped build multiple billion-dollar companies in the private and public markets. Mr. Hannigan has worked internationally in the extraction and resources sector for Piedmont Lithium Inc., Aston Resources, Xstrata Coal, Hanson PLC, BHP Billiton and MIM. Mr. Hannigan holds a Bachelor of Engineering (Mining) from The University of Queensland and an MBA from INSEAD. Mr. Hannigan was appointed as Non-Executive Chairman of the Company on February 1, 2021, and as Executive Chairman on May 24, 2021. During the three-year period to the end of the financial period, Mr. Hannigan held directorships in Piedmont Lithium Inc. (March 2021 – April 2022), GCX Metals Limited (May 2014 – June 2022), and GreenX Metals Limited (September 2014 – February 2021).

Gregory Swan (40 years of age) – Chief Financial Officer and Company Secretary

Gregory Swan is a Chartered Accountant with over 15 years’ experience in the formation and development of publicly listed natural resources companies. He currently serves as Chief Financial Officer and/or Company Secretary for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of extraction exploration and development companies, including Piedmont Lithium Inc. (NASDAQ:PLL, ASX:PLL), Mantra Resources Limited (ASX:MRU) and Papillon Resources Limited (ASX:PIR). Mr. Swan holds a Bachelor of Commerce from the University of Western Australia and is a Member of the Chartered Accountants Australia and New Zealand, a Fellow of the Governance Institute of Australia, and a Fellow of the Financial Services Institute of Australasia. Mr. Swan was appointed as Director of Hyperion Metals (Australia) Pty Ltd on July 20, 2020 and as Company Secretary of the Company on December 16, 2020.

Lorraine M. Martin (60 years of age) – Independent Non-Executive Director

Lorraine M. Martin is President and Chief Executive Officer of the National Safety Council, a non-profit with a century-long legacy of eliminating preventable deaths and injuries from the workplace. Ms. Martin has 35 years of experience in aerospace, including leading and developing complex global aircraft programs as a senior executive at Lockheed Martin. Ms. Martin was Executive Vice President and Deputy of Rotary and Mission Systems where she led a team of 34,000 global employees in the U.S., Canada, Mexico, Taiwan, Japan, United Kingdom, Germany, Poland, the Netherlands, New Zealand and Australia with operations in more than 75 worldwide facilities. In this role, she spearheaded the successful operational and cultural integration of Sikorsky, a global leader in helicopters. Ms. Martin led Lockheed Martin’s largest defense program, the F-35 Lightning II Program, where she was Executive Vice President & General Manager with full P&L responsibility for a program with over US$8 billion in annual revenue and 9,000 employees. Before this, she was Vice President of the C-130 & C-5 Programs where she led 3,000 employees for a US$2 billion aircraft mobility portfolio. Ms. Martin has a Master of Science in computer science from Boston University and a BA in computational mathematics from DePauw University. Ms. Martin was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Martin held a directorship in Kennametal Inc. (NYSE: KMT) (July 2018 – present). Kennametal is a global materials science firm with a market capitalization of approximately US$3 billion that serves customers across aerospace, energy, engineering and transportation.

Vaughn Taylor (38 years of age) – Independent Non-Executive Director

Vaughn Taylor was previously Executive Director and Chief Investment Officer of AMB Capital Partners (“AMB”), the global investment platform of the Western Australian based Bennett Family, whose wealth is tied to the Australian Iron Ore industry. Mr. Taylor was with AMB since the formation of the investment platform over 10 years ago, and was responsible for executing on the investment strategy, expanding the investment platform and portfolio into offshore markets, overseeing the operations and portfolio on a day-to-day basis and sourcing new investment opportunities. Mr. Taylor is a board member of multiple leading organizations both in Australia and internationally, including Cornerstone Health, 4Cyte Pathology, Arrow Capital Partners, Invictus Capital Partners and GB Energy. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University and gained further accreditation at the Robert H. Smith School of Business at the University of Maryland (USA). Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from FINSIA and is a member of FINSIA and the Australian Institute of Company Directors. Mr. Taylor was appointed as Non-Executive Director of the Company on March 3, 2021. During the three-year period to the end of the financial period, Mr. Taylor has not held a directorship in any other listed companies.

Melissa G. Waller (52 years of age) – Independent Non-Executive Director

Melissa G. Waller has over 30 years’ experience as a senior finance executive and is President for the AIF Institute, providing essential education, research and resources to investors and investment firms globally with over US$50 trillion assets under management. Ms. Waller is the former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury, where she successfully oversaw Department strategic planning, operations, and public-policy implementation, along with a staff of more than 400 employees, including the North Carolina Retirement Systems, the pension fund for the state and the tenth largest public pension fund in the United States, with assets in excess of US$90 billion. Ms. Waller has served as Chair of the Department’s Corporate Governance Committee, as well as on the Council of Institutional Investors Board of Directors and the Governor’s Board of Innovation for the North Carolina University System. She currently serves as Executive Program Director for the National Institute of Public Finance, as well as Director of Public and Private Partnerships for the Kenan Institute. Ms. Waller has a bachelor’s degree in journalism and mass communications from the University of North Carolina. Ms. Waller was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Waller has not held a directorship in any other listed companies.

Beverly M. Wyse (60 years of age) – Independent Non-Executive Director

Beverly M. Wyse has over 30 years of senior leadership in the aerospace industry with Boeing, the world’s largest aerospace company. Ms. Wyse was the President of Shared Services, a +7,000-person, multi-billion dollar operating group that provides internal services across Boeing’s global enterprises in more than 65 countries. Previously, Ms. Wyse was the Vice President & General Manager of Boeing South Carolina, a major engineering design, manufacturing, assembly, and delivery site for Boeing that included the 787 Dreamliner Aft-body and Mid-body operations, 787 final assembly, delivery and test operations. Ms. Wyse was Vice President and General Manager of the 737 Program, from 2010 to 2015, successfully leading the design, development, certification, production and delivery for Boeing’s largest commercial program. Before this, Ms. Wyse was the Vice President & General Manager of the 767 Program. Ms. Wyse has a bachelor’s degree in Mechanical Engineering and a Master’s in Business Administration, from the University of Washington in Seattle. Ms. Wyse was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Wyse held a directorship in Héroux-Devtek Inc. (TSX: HRX) (February 2019 – present). Héroux-Devtek is an international company specializing in the design, development, manufacture, integration, testing and repair, and overhaul of landing gear, actuation systems and components for the aerospace market.

Dominic Allen (39 years of age) – Chief Commercial Officer

Dominic Allen is a Chartered Accountant with over 10 years commercial experience, including senior roles with Rio Tinto Limited and Oyu Tolgoi LLC. Mr. Allen previously worked for Ernst & Young Transaction Advisory Services, completing multiple resource and industrial transactions both in Australia and internationally.

Lamont Leatherman (57 years of age) – Chief Geologist

Lamont Leatherman is an exploration geologist with over 25 years of experience. Mr. Leatherman is the former project geologist for BHP Minerals and Noranda. He has extensive experience in numerous styles of mineralization including lithium bearing pegmatite systems. Mr. Leatherman was a founder of and currently Chief Geologist of Nasdaq-listed Piedmont Lithium Inc., responsible for the leasing and delineation of Piedmont Lithium’s North Carolina lithium project.

Toby E. Symonds (54 years of age) – Chief Strategy Officer

Toby E. Symonds has over 30 years of experience in finance and asset management. This includes advisory board roles across private equity and real estate investment firms and executive leadership positions within global hedge fund firms and investment banking firms based in London, New York and San Francisco. Mr. Symonds has core competencies in capital markets, corporate strategy, product development, business development, management information systems and project and team management. Mr. Symonds graduated from North Carolina State University with a B.A. degree in Political Science.

Jeanne McMullin (55 years of age) – Chief Legal Officer

Jeanne McMullin is a corporate attorney and business executive with over 25 years’ experience advising early and growth stage companies on legal, commercial, operational, and regulatory matters. Ms. McMullin has held senior legal and operational roles at Twist Capital, a technology investment firm in Los Angeles and at Colchester Global Investors, a global bond manager in London. Ms. McMullin has a JD from the University of Pennsylvania Law School and a BA with honors from Brown University. She is a member of the New York bar.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no contracts or other arrangements pursuant to which directors have been or must be selected.

B.	Compensation

Overview

Our remuneration policy for our key management personnel (“KMP”) has been developed by the Board taking into account the size of the Company, the size of the management team for the Company, the nature and stage of development of the Company’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP: (a) the Company is currently focused on undertaking exploration, appraisal and development activities at the Titan Project; (b) risks associated with small cap resource companies whilst exploring and developing projects; and (c) other than profit which may be generated from asset sales, the Company does not expect to be undertaking profitable operations until sometime after the commencement of commercial production on any of its projects.

The objective of our remuneration structure reward framework is to ensure that reward for performance is competitive and appropriate for the results delivered. The remuneration framework provides a mix of fixed and variable remuneration, which incorporates a blend of short and long-term incentives. There is a deliberate emphasis on lower fixed base and higher variable results-based remuneration to ensure that management focus is aligned with that of shareholders. This has been achieved by ensuring that a significant proportion of executive’s remuneration is ‘at risk’. Long-term incentives are based on Company milestones linked to value drivers of the Titan Project.

Executive Remuneration

The Company’s remuneration policy is to provide a fixed remuneration component and a performance-based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

Fixed Remuneration

Fixed remuneration consists of base salaries, as well as employer 401(k) contributions or contributions to superannuation funds and other non-cash benefits. Non-cash benefits may include provision of motor vehicles, rental allowance, health care benefits, health insurance, and life insurance.

Fixed remuneration is reviewed annually by the Board. The process consists of a review of Company and individual performance, relevant comparative remuneration externally and internally and, where appropriate, external advice on policies and practices.

Performance Based Remuneration – Short Term Incentive

Some executive KMP are entitled to an annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board. Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). Prior to the end of each financial year, the Board assesses performance against these criteria.

During fiscal 2022, bonuses of US$492,580 were paid to executive KMP.

Performance Based Remuneration – Long Term Incentive

The Company has a long-term incentive plan (“LTIP”) comprising the “IperionX Limited Employee Equity Incentive Plan” (the “Plan”) to reward executive KMP and other key employees and contractors for long-term performance. The Plan provides for the issuance of unlisted options (“Unlisted Options”) and unlisted performance rights (“Performance Rights”) to eligible employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Company.

To achieve our corporate objectives, we need to attract, incentivize, and retain our executive KMP and other key employees and contractors. The Board believes that grants made to eligible participants under the Plan will provide a useful tool to underpin our employment and engagement strategy, and enables us to:

•	recruit, incentivize and retain KMP and other key employees and contractors needed to achieve our business objectives;

•	link the reward of key staff with the achievement of strategic goals and the long-term performance of the Company;

•	align the financial interest of participants of the Plan with those of shareholders; and

•	provide incentives to participants of the Plan to focus on superior performance that creates shareholder value.

Performance Rights

The Plan provides for the issuance of Performance Rights to eligible participants which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an ordinary share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Company of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest. Upon Performance Rights vesting, ordinary shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date, then the Performance Right will lapse.

During fiscal 2022, 8,500,000 Performance Rights were granted to executive KMP. No Performance Rights held by executive KMP vested and converted into ordinary shares during fiscal 2022. No Performance Rights held by executive KMP lapsed during fiscal 2022.

Unlisted Options

The Plan provides for the issuance of Unlisted Options to eligible participants. The Board’s policy is to grant Unlisted Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Unlisted Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Group increases sufficiently to warrant exercising the Unlisted Options granted.

Other than service-based vesting conditions (if any) and the exercise price required to exercise the Unlisted Options, there are no additional performance criteria on the Unlisted Options granted to KMP, as given the speculative nature of the Company’s activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Company are closely related. The Company prohibits executive KMP from entering into arrangements to limit their exposure to Unlisted Options granted as part of their remuneration package.

During fiscal 2022, no Unlisted Options were granted to executive KMP. No Unlisted Options were exercised by executive KMP during fiscal 2022. No Unlisted Options held by executive KMP lapsed during fiscal 2022.

Non-Executive Director Remuneration

The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, Unlisted Options, Restricted Stock Units (“RSUs”), and Performance Rights have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a general meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align directors’ interests with shareholder interests, the directors are encouraged to hold shares in the Company and Non-Executive Directors may in limited circumstances receive grants of restricted stock options, unlisted options or performance rights in order to secure their services. The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to options granted as part of their remuneration package.

Fees for the Executive Chairman are presently US$170,000 per annum (2021: US$44,808). Fees for Non-Executive Directors are presently US$30,000 per annum (2021: US$22,404 to US$37,340). These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

In addition, subject to shareholder approval, on an annual basis commencing from the Company’s 2022 annual general meeting of shareholders (“AGM”), the Company will grant each Non-Executive Director: (a) such number of Unlisted Options calculated by dividing US$60,000 by the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM, each exercisable at an exercise price equal to the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM; and (b) such number of RSUs calculated by dividing US$60,000 by the VWAP of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM.

During fiscal 2022, 600,000 Unlisted Options and 600,000 RSUs were granted to Non-Executive Directors. No Unlisted Options or RSUs were exercised by Non-Executive Directors during fiscal 2022. No Unlisted Options or RSUs held by Non-Executive Directors lapsed during fiscal 2022.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Company’s exploration and development phases of its business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly, we do not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Group traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). However, as noted above, certain KMP are granted Performance Rights and/or Unlisted Options which generally will be of greater value to KMP if the value of the ordinary shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Company is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialization, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

Details of Remuneration

Details of the nature and amount of each element of the emoluments of each KMP of the Company for fiscal 2022 are as follows:

2022	Short-term benefits			Post- employ- ment benefits US$	Terminat -ion benefits US$	Share- based payments US$	Total US$	Perform- ance related %
	Salary & fees US$	Cash bonus US$	Other US$
Directors
Todd Hannigan	149,205	—	—	14,921	—	1,021,348	1,185,474	86%
Anastasios Arima	180,054	150,000	14,366	—	—	2,161,889	2,506,309	86%
Lorraine Martin (1)	37,724	—	—	—	—	74,532	112,256	66%
Vaughn Taylor	49,531	—	—	4,518	—	143,095	197,144	73%
Melissa Waller (2)	41,057	—	—	—	—	74,532	115,589	64%
Beverly Wyse (3)	45,130	—	—	—	—	74,532	119,662	62%
Other KMP
Toby Symonds (4)	141,781	270,000	28,432	2,275	—	885,337	1,327,825	67%
Dominic Allen	118,451	72,580	—	—	—	1,514,356	1,705,387	89%
Lamont Leatherman	60,000	—	—	—	—	—	60,000	—
Jeanne McMullin (5)	126,266	—	18,698	3,400	—	58,815	207,179	28%
Gregory Swan (6)	—	—	—	—	—	1,137,685	1,137,685	100%
Total	949,199	492,580	61,496	25,114	—	7,146,121	8,674,510

Notes:

(1)	Ms. Martin was appointed effective September 13, 2021.
(2)	Ms. Waller was appointed effective September 13, 2021.
(3)	Ms. Wyse was appointed effective September 13, 2021.
(4)	Mr. Symonds was appointed effective September 1, 2021.
(5)	Ms. McMullin was appointed effective December 6, 2021.
(6)
Mr. Swan provides services as the Chief Financial Officer and Company Secretary through a services agreement with Apollo Group Pty Ltd (“Apollo”). During the year, Apollo was paid or is payable A$180,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

Loans with Key Management Personnel

No loans were provided to or received from KMP during fiscal 2022.

Employment Agreements with Executive Officers and Directors

Mr. Hannigan, Executive Chairman, has a director appointment letter with the Group. Mr. Hannigan receives a fixed remuneration component of US$170,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Arima, Chief Executive Officer and Managing Director, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Arima receives a fixed remuneration component of US$180,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Symonds, Chief Strategy Officer, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Symonds receives a fixed remuneration component of US$170,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Allen, Chief Commercial Officer, has a consulting agreement with the Group which may be terminated by either party at any time for any or no reason upon at least 30 days’ prior written notice of termination to the other. Mr. Allen receives a fixed remuneration component of A$163,200 (US$118,451) per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Leatherman, Chief Geologist, has a consulting agreement with the Group which may be terminated by either party at any time for any or no reason upon at least 30 days’ prior written notice of termination to the other. Mr. Leatherman receives a fixed remuneration component of US$60,000 per annum.

Ms. McMullin, Chief Legal Officer, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Ms. McMullin receives a fixed remuneration component of US$170,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

All Non-Executive Directors have a letter of appointment confirming the terms and conditions of their appointment as director of the Company.

C.	Board Practices

The Board is responsible for and has the authority to determine all matters relating to the strategic direction, policies, practices, establishing goals for management and the operation of the Company. The functions and responsibilities reserved for the Board and those delegated to the Managing Director and executive management are set out in our Board Charter.

Nasdaq listing standards require that a majority of the Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Mses. Martin, Waller and Wyse and Mr. Taylor are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.

In addition to being set out in the Board Charter, the roles and responsibilities of our directors are also formalized in the letter of appointment which each director receives and commits to on their appointment. The letters of appointment specify the term of appointment, time commitment envisaged, expectations in relations to committee work or any other special duties attaching to the position, reporting lines, remuneration arrangements, disclosure obligations in relation to personal interests, confidentiality obligations, insurance and indemnity entitlements and details of the Company’s key governance policies. Each KMP enters into a service contract which sets out the material terms of employment, including a description of position and duties, reporting lines, remuneration arrangement and termination rights and entitlement.

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company for any liability caused by such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused by such a director or officer. During or since the end of fiscal 2022, no amounts have been paid by the Company in relation to the above indemnities. During fiscal 2022, an insurance premium of US$63,435 was paid by the Company to insure against a liability incurred by a person who is or has been a director or officer of the Company.

Board Committees

The Board has three standing committees, being an audit committee, a remuneration and nomination committee, and an environmental, social and governance committee.

Audit Committee

The Board has established an audit committee. Assignments to, and chairs of, audit committee will be selected by the Board. The audit committee operates under a charter approved by the Board and reports on its activities to the Board. The audit committee monitors the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee is responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The audit committee is established in accordance with Section 10A(m) of the Exchange Act. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. The audit committee currently consists of Mr. Vaughn Taylor (chairperson), Ms. Lorraine Martin, and Ms. Beverly Wyse, all of whom are considered independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act. Mr. Vaughn Taylor is also an audit committee financial expert.

Remuneration and Nomination Committee

The Board has established a separate remuneration and nomination committee. The remuneration and nomination committee operates under a charter approved by the Board and reports on its activities to the board. The remuneration and nomination committee charter sets out the processes the Board employs for setting the level and composition of compensation for directors and senior executives and ensuring that such compensation is appropriate and not excessive. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the Compensation Committee, all of whom must be independent. The remuneration and nomination committee currently consists of Mr. Vaughn Taylor (chairperson), Ms. Beverly Wyse and Ms. Melissa Waller, all of whom are considered independent under the Nasdaq listing standards and applicable SEC rules.

Environmental, Social and Governance Committee

The Board has established a separate ESG committee. The ESG committee operates under a charter approved by the Board and reports on its activities to the board. The ESG committee charter sets out the processes the Board employs to oversee the Company’s ESG strategy and initiatives, including the Company’s reporting on its commitment to sustainability, social responsibility and other related matters. The ESG committee currently consists of Ms. Melissa Waller (chairperson), Ms. Beverly Wyse, Ms. Lorraine Martin, and Mr. Anastasios Arima.

Code of Conduct

The Company has adopted a Code of Conduct which provides a framework for decisions and actions in relation to ethical conduct in employment. It aims to encourage the appropriate standards of conduct and behavior of the directors, officers, employees and contractors of the Company. The document sets out the principles covering appropriate conduct in a variety of contexts and outlines the minimum standard of behavior expected from employees, including to:

•	act honestly, in good faith and in the best interests of the Company as a whole;

•	exercise their duty to use due care and diligence in fulfilling the functions of their position;

•	recognize that their primary responsibility is to the Company’s shareholders as a whole;

•	not take advantage of their position for personal gain, or the gain of their associates; and

•	preserve the confidentiality of sensitive information of the Company.

The directors and executives also have a fiduciary relationship with shareholders of the Company, making it unlawful to improperly use their position to gain advantage for themselves. At all times, directors and officers must act in the best interest of the Company and eliminate or abstain from participating in any discussion or decision-making process in relation to matters which they have a conflict of interest, not engage in insider trading and comply with all applicable anti-bribery laws.

D.	Employees

As of June 30, 2022, we had 28 employees and 28 employee contractors based in 3 different countries, as shown in the chart below.

	United States	Australia	Canada
Employees	28	—	—
Employee Contractors	20	4	4

The workforce is non-unionized.

E.	Share Ownership

The following table lists as of June 30, 2022, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 140,288,491 ordinary shares outstanding as of June 30, 2022.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
Anastasios (Taso) Arima	5,036,446	3.5%
Todd W. Hannigan	12,512,842	8.8%
Lorraine M. Martin	—	*
Vaughn W. Taylor	376,829	*
Melissa G. Waller	—	*
Beverly M. Wyse	—	*
Dominic P. Allen	3,352,500	2.4%
Lamont Leatherman	3,302,500	2.3%
Toby E. Symonds	—	*
Jeanne McMullin	—	*
Gregory D. Swan	2,250,000	1.6%
Officers and directors as a group (10 persons)	26,831,117	18.9%

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of IperionX.

(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options, RSUs, and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2022.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth, as of June 30, 2022, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2022. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of June 30, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 140,288,491 ordinary shares issued and outstanding as at June 30, 2022. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
FMR LLC (1 St. Martin’s Le Grand, London, EC1A 4AS, United Kingdom)	13,499,999	9.6%
DITM Holdings Pty Ltd (15 Lennox Street, Mosman, NSW, 2088, Australia)(1)	12,512,842	8.8%

(1)	DITM Holdings Pty Limited is an Australian corporation controlled by Mr. Todd Hannigan.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX):

•	FMR LLC became a substantial shareholder on August 31, 2021, when it acquired 13,499,999 ordinary shares, or 9.7% of the total voting power, pursuant to a private placement by the Company;

•
DITM Holdings Pty Ltd became a substantial shareholder on December 1, 2020, when it reported that it held 4,618,357 ordinary shares, or 5.3% of the total voting power, as of that date. On January 27, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 7,951,691 ordinary shares, or 8.1% of the total voting power, as of that date. On August 31, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 9,069,086 ordinary shares, or 6.5% of the total voting power, as of that date. On December 13, 2021, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 9,415,927 ordinary shares, or 6.8% of the total voting power, as of that date. On May 5, 2022, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 10,412,842 ordinary shares, or 7.4% of the total voting power, as of that date. DITM Holdings Pty Ltd is an entity associated with Mr. Todd Hannigan, Director of the Company;

•
Arredo Pty Ltd became a substantial shareholder on December 1, 2020, when it reported that it held 5,475,000 ordinary shares, or 6.3% of the total voting power, as of that date. Arredo Pty Ltd ceased to be a substantial holder on August 31, 2021 (due to dilution);

•
Syracuse Capital Pty Ltd became a substantial shareholder on June 18, 2019, when it reported that it held 2,107,784 ordinary shares, or 6.8% of the total voting power, as of that date. On October 29, 2019, Syracuse Capital Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 2,364,854 ordinary shares, or 7.5% of the total voting power, as of that date. On April 20, 2020, Syracuse Capital Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 2,919,778 ordinary shares, or 9.3% of the total voting power, as of that date. On September 24, 2020, Syracuse Capital Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 3,464,944 ordinary shares, or 11.0% of the total voting power, as of that date. Syracuse Capital Pty Ltd ceased to be a substantial holder on February 1, 2021 (due to dilution);

•
IPConcept (Luxembourg) S.A. became a substantial shareholder on October 21, 2020, when it reported that it held 1,700,000 ordinary shares, as of that date. IPConcept (Luxembourg) S.A. ceased to be a substantial holder on December 7, 2021 (due to dilution);

•
Mounts Bay Investments Pty Ltd became a substantial shareholder on April 16, 2018, when it reported that it held 1,874,444 ordinary shares, or 6.1% of the total voting power, as of that date. On August 3, 2018, Mounts Bay Investments Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 1,909,444 ordinary shares, or 6.2% of the total voting power, as of that date. On September 24, 2020, Mounts Bay Investments Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 2,269,444 ordinary shares, or 7.2% of the total voting power, as of that date. Mounts Bay Investments Pty Ltd ceased to be a substantial holder on December 2, 2020 (due to dilution); and

•
Mr. Patric Glovac became a substantial shareholder on November 3, 2020, when he reported that he held 1,859,445 ordinary shares, or 5.7% of the total voting power, as of that date. Mr. Patric Glovac ceased to be a substantial holder on December 2, 2020 (due to dilution).

Record Holders

As of June 30, 2022, we had 140,288,491 ordinary shares issued and outstanding. Based on information known to us, as of June 30, 2022, 5,197,883 of our ordinary shares were being held in the United States by 14 shareholders of record. A number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. In addition, based on information known to us, as of June 30, 2022, approximately 7,484,610 of our outstanding ordinary shares are held in the form of ADSs.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since July 1, 2021, other than employment and remuneration matters described in “Item 6. Directors, Senior Management and Employees—Compensation” we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial shareholder interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings.

Dividends

We have not declared any dividends during fiscal 2022 or 2021 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Item 12. Description of Securities Other Than Equity Securities—D. American Depositary Shares.”

B.	Significant Changes

No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

The principal trading market for our ordinary shares is the ASX in Australia. Our ordinary shares trade under the symbol “IPX.” Our ADSs are publicly traded in the United States on the Nasdaq Capital Market under the symbol “IPX.”

B.	Plan of Distribution

Not applicable.

C.	Markets

Our ordinary shares are publicly traded on the ASX under the symbol “IPX.” Our ADSs are publicly traded on the Nasdaq Capital Market under the symbol “IPX.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Constitutional Documents

DESCRIPTION OF SHARE CAPITAL

The following description of our ordinary shares is only a summary.  We encourage you to read our Constitution, which is included as an exhibit to our Annual Report on Form 20-F. All references to the “Company,” “we,” “us,” “our” and “ours” refer to IperionX Limited and its consolidated subsidiaries.

General

We are a public company limited by shares registered under the Corporations Act by the Australian Securities and Investments Commission (“ASIC”). Our corporate affairs are principally governed by our Constitution, the Corporations Act and the Australian Stock Exchange (“ASX”) Listing Rules. Our ordinary shares trade on the ASX. Our American Depositary Shares (our “ADSs”), each representing 10 of our ordinary shares, are listed on the Nasdaq Capital Market (“Nasdaq”), under the symbol “IPX.”  The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.

The Australian law applicable to our Constitution is not significantly different than a U.S. company’s charter documents except we do not have a limit on our authorized share capital and the concept of par value is not recognized under Australian law.

Subject to restrictions on the issue of securities in our Constitution, the Corporations Act and the ASX Listing Rules and any other applicable law, we may at any time issue shares and grant options or warrants on any terms, with the rights and restrictions and for the consideration that the Board determine.

The rights and restrictions attaching to ordinary shares are derived through a combination of our Constitution, the common law applicable to Australia, the ASX Listing Rules, the Corporations Act and other applicable law. A general summary of some of the rights and restrictions attaching to our ordinary shares are summarized below. Each ordinary shareholder is entitled to receive notice of, and to be present, vote and speak at, general meetings.

Our Constitution

Our constituent document is our Constitution. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It does not provide for or prescribe any specific objectives or purposes of IperionX. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. Where there is an inconsistency between the provisions of the Constitution and the Corporations Act, the provisions of the Australian Corporation Act will prevail over any inconsistent provisions of the Constitution.

Under Australian law, a company has the legal capacity and powers of an individual both within and outside Australia. The material provisions of our Constitution are summarized below. This summary is not intended to be complete nor to constitute a definitive statement of the rights and liabilities of our shareholders.

Interested Directors

Except where permitted by the Corporations Act, a director may not vote in respect of any contract or arrangement in which the director has, directly or indirectly, any material interest. Such director must not be counted in a quorum, must not vote on the matter and must not be present at the meeting while the matter is being considered.

Unless a relevant exception applies, the Corporations Act requires our directors to provide disclosure of certain interests and prohibits directors of companies listed on the ASX from voting on matters in which they have a material personal interest and from being present at the meeting while the matter is being considered. In addition, the Corporations Act and the ASX Listing Rules require shareholder approval of any provision of related party benefits to our directors.

Directors’ Compensation

The fixed sum remuneration for non-executive directors may not be increased except at a general meeting of shareholders and the particulars of the proposed increase are required to have been provided to shareholders in the notice convening the meeting. The aggregate, fixed sum for non-executive directors’ remuneration is to be divided among the non-executive directors in such proportion as the Board of Directors agree and in accordance with our Constitution. Remuneration payable to executive directors, such as the Managing Director, does not form part of the aggregate remuneration pool through which non-executive directors are paid. Executive directors may be paid remuneration as employees of IperionX.

Pursuant to our Constitution, any director who performs extra or special services that in the opinion of the Board, are outside the scope of the ordinary duties of a director may be paid additional remuneration or provide benefits to that director, which is determined by the Board.

The Company must also pay all reasonable travel, accommodation and other expenses properly incurred by the directors in attending general meetings, Board meetings, committee meetings or otherwise in connection with our business.

In addition, in accordance with our Constitution, a director may be paid a retirement benefit as determined by the Board, subject to the limits set out in the Corporations Act and the ASX Listing Rules.

Borrowing Powers Exercisable by Directors

Pursuant to our Constitution, the management and control of our business affairs are vested in the Board. Subject to the Corporations Act and the ASX Listing Rules, the Board has the power to raise or borrow money, and charge any of our property or business or any uncalled capital, and may issue debentures or give any other security for any of our debts, liabilities or obligations or of any other person, in each case, in the manner and on terms it deems fit.

Retirement of Directors

Pursuant to our Constitution, one-third of our directors, other than the managing director, must retire from office at every annual general meeting. If the number of directors is not a multiple of three, then the number nearest to, but not exceeding, one-third must retire from office. The directors who retire in this manner are required to be the directors or director longest in office since last being elected. A director, other than the director who is the managing director, must retire from office at the conclusion of the third annual general meeting after which the director was elected. Retired directors are eligible for re-election to the Board of Directors.

Rights and Restrictions on Classes of Shares

Subject to the Corporations Act and the ASX Listing Rules, the rights attaching to our Ordinary Shares are detailed in our Constitution. Subject to the Corporations Act, ASX Listing Rules and any rights or restrictions attached to a class of shares, the Company may issue further shares or grant options over shares on any terms, at any time and for any consideration as the Board resolve. Currently, our outstanding share capital consists of only one class of Ordinary Shares.

Voting Rights

Subject to our Constitution and any rights or restrictions attached to a class of shares, at a meeting of shareholders each shareholder has one vote determined by a show of hands. On a poll vote, each shareholder shall have one vote for each fully paid share and a fractional vote for each share that is not fully paid, such fraction being equivalent to the proportion of the amount that has been paid to such date on that share. Shareholders may vote by proxy, attorney or representative.

Right to Share in Our Profits

Subject to the Corporations Act, the ASX Listing Rules and the rights of the holders of any shares created or raised under any special arrangements as to dividends, the directors may from time to time declare a dividend to shareholders entitled to the dividend. Under the Corporations Act, we must not pay a dividend unless: (a) our assets exceed our liabilities immediately before the dividend is declared and the excess is sufficient for the payment of the dividend; (b) the payment of the dividend is fair and reasonable to our shareholders as a whole; and (c) the payment of the dividend does not materially prejudice our ability to pay our creditors. Unless any share is issued on terms providing to the contrary, the dividends declared will be payable on all shares according to the proportion that the amount paid (not credited) is of the total amounts paid and payable (excluding amounts credited) in respect of such shares.

Rights to Share in the Surplus in the Event of Liquidation

Our Constitution provides for the right of shareholders to participate in a surplus in the event of our liquidation.

No Redemption Provision for Ordinary Shares

There are no redemption provisions in our Constitution in relation to Ordinary Shares. Under our Constitution and subject to the Corporations Act, any preference shares may be issued on the terms that they are, or may at our option be, liable to be redeemed.

Variation or Cancellation of Share Rights

The rights attached to shares in a particular class of shares may only be varied or cancelled by a special resolution of IperionX, together with either:

•	a special resolution passed by members holding shares in that class; or
•	the written consent of members who are entitled to at least 75% of the votes that may be cast in respect of shares in that class.

Liability for Further Capital Calls

According to our Constitution, the Board of Directors may make any calls from time to time upon shareholders in respect of all monies unpaid or partly-paid shares (if any), subject to the terms upon which any of the partly-paid shares have been issued. Each shareholder is liable to pay the amount of each call in the manner, at the time, and at the place specified by the Board of Directors. Calls may be made payable by installment. Failure to pay a call will result in interest becoming payable on the unpaid amount and ultimately, forfeiture of those shares. As of the date of this annual report, all of our issued shares are fully paid.

Annual General Meetings

Under the Corporations Act, our directors must convene an annual meeting of shareholders at least once every calendar year and within five months after the end of our last financial year. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act.

General Meetings of Shareholders

General meetings of shareholders may be called by the Board. Notice of the proposed meeting of our shareholders is required at least 28 days prior to such meeting under the Corporations Act. Except as permitted under the Corporations Act, shareholders may not convene a meeting. Under the Corporations Act, any director or one or more shareholders holding in aggregate at least 5% of the votes that may be cast at a general meeting may call and arrange to hold a general meeting. The meeting must be called in the same way in which general meetings of the company may be called, including the dispatch of a notice of meeting including the matters to be voted upon. The shareholders calling the meeting must pay the expenses of calling and holding the meeting.

The Corporations Act requires the directors to call and arrange to hold a general meeting on the request of shareholders with at least 5% of the votes that may be cast at a general meeting. The request must be made in writing, state any resolution to be proposed at the meeting, be signed by the shareholders making the request and be given to the company. The Board of Directors must call the meeting not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

The quorum required for a general meeting of shareholders consists of at least two shareholders present in person, or by proxy, attorney or representative. A meeting (excluding a meeting convened on the requisition of shareholders) which is adjourned for lack of a quorum will be adjourned to the date, time and place as the Directors may by notice to shareholders appoint, or failing any appointment, to the same day in the following week at the same time and place. At the reconvened meeting, the required quorum consists of any two members present in person, or by proxy, attorney or representative appointed pursuant to our Constitution. The meeting is dissolved if a quorum is not present within 30 minutes from the time appointed for the reconvened meeting.

A meeting of shareholders may be held virtually using any technology that gives shareholders as a whole a reasonable opportunity to participate in the meeting.

An ordinary resolution requires approval by the shareholders by a simple majority of votes cast (namely, a resolution passed by more than 50% of the votes cast by shareholders entitled to vote on the resolution). A special resolution (such as in relation to amending our Constitution, approving any variation of rights attached to any class of shares or our voluntary winding-up), requires approval of a special majority (namely, a resolution that has been passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution).

The Foreign Acquisitions and Takeovers Act 1975

Overview

Australia’s foreign investment regime is set out in the Foreign Acquisition and Takeovers Act (the “FATA”) and Australia’s Foreign Investment Policy (the “Policy”). The Australian Treasurer administers the FATA and the Policy with the advice and assistance of the Foreign Investment Review Board (“FIRB”).

In the circumstances set out below in the section entitled ‘Mandatory Notification Requirements’, foreign persons are required to notify and receive a prior statement of no objection, or FIRB clearance, from the Australian Treasurer. In the circumstances set out below in the section entitled ‘Other circumstances in which FIRB may be sought’, it is generally recommended that foreign persons obtain FIRB clearance.

The Australian Treasurer has powers under the FATA to make adverse orders, including prohibition of a proposal, ordering disposal of an interest acquired or imposing conditions on a proposed transaction, in respect of a relevant acquisition if he or she considers it to be contrary to Australia’s national interest.

The obligation to notify and obtain FIRB clearance is upon the acquirer of the interest, and not the Company. The failure to obtain FIRB clearance may be an offence under Australian law.

Investor’s Responsibility

It is the responsibility of any persons who wish to acquire shares of the Company to satisfy themselves as to their compliance with the FATA, regulations made under the FATA, the Policy, guidelines issued by the FIRB and with any other necessary approval and registration requirement or formality, before acquiring an interest in the Company.

Mandatory Notification Requirements

Broadly, FIRB clearance is required for the following transactions involving the acquisition of shares in an Australian corporation:

•	the acquisition of a substantial interest if the Australian corporation is valued in excess of the applicable monetary threshold (see below);
•	any direct investment by a foreign government investor;
•	any acquisition of shares in an Australian land corporation; and
•	any proposed direct investment in a national security business (including starting such a business) or proposed investment in national security land.

Currently, the prescribed threshold is A$289 million though a higher threshold of A$1.250 billion applies for private foreign investors from the United States, New Zealand, China, Japan, Hong Kong, Peru, South Korea, Singapore and Chile unless the transaction involves certain prescribed sensitive sectors.

Application of these Requirements to the Company

As at June 30, 2021, the Company did not have any interests in Australian land and hence is not an Australian land corporation, and the Company’s gross assets were valued below A$289 million. Accordingly, the only circumstance in which an investor in the Company would currently be subject to the mandatory notification regime is if they are a foreign government investor making a direct investment in the Company. Applications for FIRB clearance may be made by prospective investors in accordance with the information on FIRB’s website.

Other Situations Where FIRB Clearance Might be Sought

In addition to those circumstances where it is mandatory under the FATA for a foreign person to notify FIRB and seek FIRB clearance for a particular transaction (see above), there are other instances where, despite there being no mandatory notification obligation, the Australian Treasurer may make adverse orders under the FATA (e.g., if he or she considers a particular transaction to have national security concerns).

National Security Related Transactions

Under Australia’s foreign investment regime, the Australian Treasurer may ‘call in’ certain transactions for screening on national security grounds and allow investors to voluntarily notify these transactions to obtain certainty about the investment. Where national security concerns are identified, the Australian Treasurer has the power to impose conditions, vary existing conditions, or, as a last resort, force the divestment of any realized investment which was subject to the FATA from January 1, 2021.

Transactions falling within the scope of the national security test are subject to a $0 monetary threshold.

The Company as a Foreign Person

If foreign persons have a substantial interest in the Company, it would be considered to be a foreign person under the FATA. In such event, we would be required to obtain the approval of the Australian Treasurer for our own transactions involving the acquisitions of interests in Australian land and some acquisitions of interests in Australian corporations. FIRB clearance may be required for such acquisitions (which may or may not be given or may be given subject to conditions). If FIRB clearance is required and not given in relation to a proposed investment, we may not be able to proceed with that investment. There can be no assurance that we will be able to obtain any required FIRB clearances in the future.

Defined Terms Used in this Section

Foreign Persons

Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:

•	a natural person not ordinarily resident in Australia;
•
a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, holds direct or indirect, actual or potential, voting power of 20% or more;

•
a corporation in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold direct or indirect, actual or potential, voting power in aggregate of 40% or more;

•	a trustee of a trust estate in which a non-Australian resident or non-Australian corporation holds 20% or more of the corpus or income of the trust estate;
•
a trustee of a trust estate in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold in aggregate 40% or more of the corpus or income of the trust estate; or

•	a foreign government investor,

to ascertain if they may be required to notify the Australian Treasurer of their investment.

Associates

Associate is broadly defined to include:

•	the person’s spouse or de facto partner, lineal ancestors and descendants, and siblings;
•	any partner of the person;
•
any corporation of which the person is an officer, any officer of a corporation (where the person is a corporation), employers and employees, any employee of a natural person of whom the person is an employee;

•
any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;

•	any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;
•	any corporation in which the person holds a substantial interest;
•	where the person is a corporation—a person who holds a substantial interest in the corporation;
•	the trustee of a trust estate in which the person holds a substantial interest;
•	where the person is the trustee of a trust estate—a person who holds a substantial interest in the trust estate;
•	any person who is an associate of any other person who is an associate of the person.

Australian Land Corporation

An Australian land corporation (“ALC”), is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets. An ALC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.

Substantial Interest

A substantial interest is:

•	control of 20% or more of the actual or potential voting power or issued shares in a target by a single foreign person (together with associates); or
•	control of 40% or more of the actual or potential voting power or issued shares in a target by multiple foreign persons (together with associates).

Direct Investment

Any investment of an interest of 10% or more is considered to be a direct investment. Investments that involve interests below 10% may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target. In particular, it includes investments of less than 10% which include any of the following:

•	preferential, special or veto voting rights;
•	the ability to appoint directors or asset managers;
•	contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or
•	building or maintaining a strategic or long-term relationship with a target entity.

Foreign Government Issuer

A Foreign Government Investor is:

•	a body politic of a foreign country;
•	entities in which governments, their agencies or related entities from a single foreign country have an aggregate interest (direct or indirect) of 20% or more;
•	entities in which governments, their agencies or related entities from more than one foreign country have an aggregate interest (direct or indirect) of 40% or more; or
•	entities that are otherwise controlled by foreign governments, their agencies or related entities, and any associates, or could be controlled by them including as part of a controlling group.

At this time, our total assets do not exceed any of the above thresholds and therefore no approval would be required from the Australian Treasurer. Nonetheless, should our total assets exceed the threshold in the future, we will need to be mindful of the number of ordinary shares that can be made available, and monitor the 40% aggregate shareholding threshold for foreign persons (together with their associates) to ensure that it will not be exceeded without an application to the Australian Treasurer’s for approval having been contemplated and submitted if considered necessary. Our Constitution does not contain any additional limitations on a nonresident’s right to hold or vote our securities.

National Security Business

A business is a national security business if it:

•	is a responsible entity (within the meaning of the Security of Critical Infrastructure Act 2018 as enacted) for an asset;
•	is an entity that is a direct interest holder in relation to a critical infrastructure asset (within the meaning of those terms in the Security of Critical Infrastructure Act 2018 as enacted);
•	is a carrier or nominated carriage service provider to which the Telecommunications Act 1997 applies;

•
develops, manufacturers or supplies critical goods or critical technology that are, or are intended to be, for a military use, or an intelligence use, by defense and intelligence personnel, the defense force of another country, or a foreign intelligence agency;

•	provides, or intends to provide, critical services to defense and intelligence personnel, the defense force of another country, or a foreign intelligence agency;
•	stores or has access to information that has a security classification;
•
stores or maintains personal information of defense and intelligence personnel collected by the Australian Defence Force, the Defence Department or an agency in the national intelligence community which, if accessed, could compromise Australia’s national security;

•
collects, as part of an arrangement with the Australian Defence Force, the Defence Department or an agency in the national intelligence community, personal information on defence and intelligence personnel which, if disclosed, could compromise Australia’s national security; or

•	stores, maintains or has access to personal information on defense and intelligence personnel which, if disclosed, could compromise Australia’s national security.

National Security Land

Land is national security land if it is:

•
“Defence” premises within the meaning of section 71A of the Defence Act 1903. This includes all land owned or occupied by Defence, including buildings, structures and Defence prohibited areas. The definition excludes subparagraph (a)(iii) of the definition which relates to vehicles, vessels or aircraft; or

•	land in which an agency in the national intelligence community has an interest, if the existence of the interest is publicly known or could be known upon the making of reasonable inquiries.

Ownership Threshold

There are no provisions in our Constitution that require a shareholder to disclose ownership above a certain threshold. Under the Corporations Act, in relation to a company, a person has a “substantial holding” if (i) the total votes attached to voting shares in the company in which they (or their associates) have a relevant interest in is 5 percent or more of the total number of votes attached to voting shares in the company or (ii) the person has made a takeover bid for voting shares in the company and the bid period has started but not yet ended.

A person who:

•	begins to have, or ceases to have, a substantial holding in a listed company;
•	has a substantial holding in a listed company and there is movement by at least 1 percent in their holding; or
•	makes a takeover bid for securities of the listed company,

must give notice to the company and to the ASX.

Upon becoming a U.S. public company, our shareholders will also be subject to disclosure requirements under U.S. securities laws.

Issues of Shares and Change in Capital

Subject to the Corporations Act, ASX Listing Rules and any rights or restrictions attached to a class of shares, the Company may issue further shares or grant options over shares on any terms, at any time and for any consideration as the Board resolve. Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12 month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12 month period. The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the proceeding 12 month period. Issues of securities in excess of this limit or the issue of securities to our related parties require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).

Subject to the requirements of our Constitution, the Corporations Act, the ASX Listing Rules and any other applicable law, including relevant shareholder approvals, we may consolidate or divide our share capital into a larger or smaller number by resolution, reduce our share capital (provided that the reduction is fair and reasonable to our shareholders as a whole and does not materially prejudice our ability to pay creditors) or buy back our Ordinary Shares whether under an equal access buy-back or on a selective basis.

Member Approval to Significant Changes

We must not make a significant change (either directly or indirectly) to the nature and scale of our activities except after having disclosed full details to the ASX in accordance with the requirements of the ASX Listing Rules (and, if required by ASX, subject to us obtaining the approval of shareholders in a general meeting). We must not sell or otherwise dispose of the main undertaking of our company without the approval of shareholders in a general meeting. We need not comply with the above obligations if the ASX grants us an applicable waiver to be relieved of our obligations.

Change of Control

Takeovers of listed Australian public companies, such as IperionX, are regulated by the Corporations Act, which prohibits the acquisition of a “relevant interest” in issued voting shares in a listed company if the acquisition will lead to that person’s or someone else’s voting power in IperionX increasing from 20% or below to more than 20% or increasing from a starting point that is above 20% and below 90%, subject to a range of exceptions.

Generally, a person will have a relevant interest in securities if the person:

•	is the holder of the securities;
•	has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•	has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).

If, at a particular time, a person has a relevant interest in issued securities and the person:

•	has entered or enters into an agreement with another person with respect to the securities;
•	has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or
•
has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:

•	when the acquisition results from the acceptance of an offer under a formal takeover bid;
•	when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;
•	when shareholders of IperionX approve the takeover by resolution passed at general meeting;
•
an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in IperionX of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in IperionX more than three percentage points higher than they had six months before the acquisition;

•	as a result of a rights issue;
•	as a result of dividend reinvestment schemes;
•	as a result of underwriting arrangements;
•	through operation of law;
•	an acquisition that arises through the acquisition of a relevant interest in another listed company;
•	arising from an auction of forfeited shares conducted on market; or
•	arising through a compromise, arrangement, liquidation or buy-back.

Breaches of the takeovers provisions of the Corporations Act are criminal offenses. ASIC and the Australian Takeover Panel have a wide range of powers relating to breaches of takeover provisions, including the ability to make orders cancelling contracts, freezing transfers of, and rights attached to, securities, and forcing a party to dispose of securities. There are certain defenses to breaches of the takeover provisions provided in the Corporations Act.

Access to and Inspection of Documents

Inspection of our records is governed by the Corporations Act. Any member of the public has the right to inspect or obtain copies of our registers on the payment of a prescribed fee. Shareholders are not required to pay a fee for inspection of our registers or minute books of the meetings of shareholders. Other corporate records, including minutes of directors’ meetings, financial records and other documents, are not open for inspection by shareholders. Where a shareholder is acting in good faith and an inspection is deemed to be made for a proper purpose, a shareholder may apply to the court to make an order for inspection of our books.

American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents 10 shares (or a right to receive 10 shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Sydney, Australia. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having uncertificated ADSs registered in your name, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution that is a direct or indirect participant in The Depository Trust Company, also called DTC. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Registered holders of uncertificated ADSs receive statements from the depositary confirming their holdings.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay or distribute to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, upon payment or deduction of its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent.

•
Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.

•
Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.

•
Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

•
Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs to the depositary for the purpose of withdrawal. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible. However, the depositary is not required to accept surrender of ADSs to the extent it would require delivery of a fraction of a deposited share or other security. The depositary may charge you a fee and its expenses for instructing the custodian regarding delivery of deposited securities.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. If we request the depositary to solicit your voting instructions (and we are not required to do so), the depositary will notify you of a shareholders’ meeting and send or make voting materials available to you. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary. The depositary will try, as far as practical, subject to the laws of Australia and the provisions of our constitution or similar documents, to vote or to have its agents vote the shares or other deposited securities as instructed by ADS holders. If we do not request the depositary to solicit your voting instructions, you can still send voting instructions, and, in that case, the depositary may try to vote as you instruct, but it is not required to do so.

Except by instructing the depositary as described above, you won’t be able to exercise voting rights unless you surrender your ADSs and withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares. In any event, the depositary will not exercise any discretion in voting deposited securities and it will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the shares represented by your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise voting rights and there may be nothing you can do if the shares represented by your ADSs are not voted as you requested.

In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the depositary notice of any such meeting and details concerning the matters to be voted upon at least 30 days in advance of the meeting date.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until those taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Tender and Exchange Offers; Redemption, Replacement or Cancellation of Deposited Securities

The depositary will not tender deposited securities in any voluntary tender or exchange offer unless instructed to do so by an ADS holder surrendering ADSs and subject to any conditions or procedures the depositary may establish.

If deposited securities are redeemed for cash in a transaction that is mandatory for the depositary as a holder of deposited securities, the depositary will call for surrender of a corresponding number of ADSs and distribute the net redemption money to the holders of called ADSs upon surrender of those ADSs.

If there is any change in the deposited securities such as a sub-division, combination or other reclassification, or any merger, consolidation, recapitalization or reorganization affecting the issuer of deposited securities in which the depositary receives new securities in exchange for or in lieu of the old deposited securities, the depositary will hold those replacement securities as deposited securities under the deposit agreement. However, if the depositary decides it would not be lawful and practical to hold the replacement securities because those securities could not be distributed to ADS holders or for any other reason, the depositary may instead sell the replacement securities and distribute the net proceeds upon surrender of the ADSs.

If there is a replacement of the deposited securities and the depositary will continue to hold the replacement securities, the depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADSs in exchange for new ADSs identifying the new deposited securities.

If there are no deposited securities underlying ADSs, including if the deposited securities are cancelled, or if the deposited securities underlying ADSs have become apparently worthless, the depositary may call for surrender of those ADSs or cancel those ADSs upon notice to the ADS holders.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:

•	60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;
•
we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;

•	we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;
•	the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;
•	we appear to be insolvent or enter insolvency proceedings;
•	all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•	there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
•	there has been a replacement of deposited securities.

If the deposit agreement will terminate, the depositary will notify ADS holders at least 90 days before the termination date. At any time after the termination date, the depositary may sell the deposited securities. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, unsegregated and without liability for interest, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. Normally, the depositary will sell as soon as practicable after the termination date.

After the termination date and before the depositary sells, ADS holders can still surrender their ADSs and receive delivery of deposited securities, except that the depositary may refuse to accept a surrender for the purpose of withdrawing deposited securities or reverse previously accepted surrenders of that kind that have not settled if it would interfere with the selling process. The depositary may refuse to accept a surrender for the purpose of withdrawing sale proceeds until all the deposited securities have been sold. The depositary will continue to collect distributions on deposited securities, but, after the termination date, the depositary is not required to register any transfer of ADSs or distribute any dividends or other distributions on deposited securities to the ADSs holder (until they surrender their ADSs) or give any notices or perform any other duties under the deposit agreement except as described in this paragraph.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•
are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;

•
are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;
•
are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
•
the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•
when temporary delays arise because: (i) the depositary has closed its transfer books, or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or
•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the Direct Registration System, also referred to as DRS, and Profile Modification System, also referred to as Profile, will apply to the ADSs. DRS is a system administered by DTC that facilitates interchange between registered holding of uncertificated ADSs and holding of security entitlements in ADSs through DTC and a DTC participant. Profile is a feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of uncertificated ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery as described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile system and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder Communications; Inspection of Register of Holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications or otherwise make those communications available to you if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

C.	Material Contracts

There are no contracts, other than those disclosed in this annual report on Form 20-F and those entered into in the ordinary course of our business, that are material to us, and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this annual report on Form 20-F.

D.	Exchange Controls

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars or other currencies. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transaction, and amounts on account of potential Australian tax liabilities may be required to be withheld unless a relevant taxation treaty can be shown to apply and under such there are either exemptions or limitations on the level of tax to be withheld.

E.	Taxation[2]

The following is a summary of material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the acquisition, ownership and disposition of ADSs and ordinary shares. This discussion is based on the laws in force as of the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the acquisition, ownership and disposition of ADSs and ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.

This summary does not address the 3.8% U.S. federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to acquire or dispose of ADSs or ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.

Material U.S. Federal Income Tax Considerations

The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the acquisition, ownership and disposition of our ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold our ADSs as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code.

This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:

•	insurance companies;

•	banks or other financial institutions;

•	individual retirement and other tax-deferred accounts;

2          NTD: under GDC tax review – incorporates their comment to the F-1.

•	regulated investment companies;

•	real estate investment trusts;

•	individuals who are former U.S. citizens or former long-term U.S. residents;

•	brokers, dealers or traders in securities, commodities or currencies;

•	traders that elect to use a mark-to-market method of accounting;

•	persons holding our ADSs or ordinary shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;

•	persons that received ADSs or ordinary shares as compensation for the performance of services;

•	grantor trusts;

•	tax-exempt entities;

•	persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;

•	persons that have a functional currency other than the U.S. dollar;

•	persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value); or

•	persons that are not U.S. Holders.

In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.

In addition, we have not received, nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each prospective investor should consult its own tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of acquiring, owning and disposing of our ADSs and ordinary shares.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of acquiring, owning and disposing of our ADSs or ordinary shares.

The discussion below is based upon the provisions of the Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

You are urged to consult your own tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of acquiring, owning and disposing of ADSs or ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.

Distributions

We do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the PFIC rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax)made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. See “—Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

If you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”), or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC.

The Treaty has been approved for the purposes of the qualified dividend rules and the ADSs are listed on the Nasdaq.  We do believe we were a PFIC for our taxable year ended June 30, 2022, and expect to be a PFIC for our taxable year ended June 30, 2023.  However, our status as a PFIC in the current taxable year ending June 30, 2023 and future taxable years will depend in part upon our use of the funds from the offering, as well as our income and assets (which for this purpose depends in part on the market value of our shares) in those years.  See the discussion below under “—Passive Foreign Investment Company.”  You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ADSs.

The amount of any distributions paid in Australian dollars, including any Australian withholding taxes, will be included in your gross income in a U.S. dollar amount calculated by reference to the spot exchange rate in effect on the date of actual or constructive receipt, regardless of whether the Australian dollars are converted into U.S. dollars at that time.  If Australian dollars are converted into U.S. dollars on the date of actual or constructive receipt, your tax basis in those Australian dollars generally will be equal to their U.S. dollar value on that date and, as a result, you generally should not be required to recognize any foreign exchange gain or loss.

If Australian dollars so received are not converted into U.S. dollars on the date of receipt, you will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt.  Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to you and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

Dividends you receive with respect to ADSs generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation.  The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income.  For these purposes, dividends generally will be categorized as “passive” income.  Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld.  If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.

The availability of the foreign tax credit and the limitations on its availability are fact-specific and are subject to complex rules.  You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction.  See “Australian Tax Considerations—Taxation of Dividends.”  You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable years 2022 and 2023).

Sale, Exchange or Other Disposition of ADSs

If you are a U.S. Holder of our ADSs in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you—instead, see the discussion above under “—Passive Foreign Investment Company.”

You will, for U.S. federal income tax purposes, recognize gain or loss on a sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the amount realized on the disposition (determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs. Your initial tax basis will be your U.S. dollar purchase price for such ADSs.

Such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate U.S. Holder, including an individual, which has held the ADSs for more than one year are currently eligible for reduced tax rates.  For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the United States.  However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income.  The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs.  See “Australian Tax Considerations—Tax on Sales or other Dispositions of Shares.”

Passive Foreign Investment Company

The rules governing PFICs can result in adverse tax consequences to U.S. Holders.  We generally will be classified as a PFIC for any taxable year if (i) at least 75% of our gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of our gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income.  Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income.  In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account.  Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination.  Additionally, if we are classified as a PFIC in any taxable year with respect to which you own ADSs, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and you make the “deemed sale election” described below.  Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

Because we did not have active business income in the taxable year ended June 30, 2022, we believe we were a PFIC in tax year 2022, and, because we do not expect to begin active business operations in the current taxable year ending June 30, 2023, we expect to be a PFIC in tax year 2023. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs (which may be especially volatile).  In particular, the PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations.  If we are able to generate sufficient income from such operations more quickly than is currently anticipated, we may not be a PFIC for our taxable year ending June 30, 2023.  Our ability to generate such income, however, depends on a number of factors, which cannot be predicted with any certainty.  Moreover, the PFIC rules are complex and in some cases their application can be uncertain.  In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year.  You should consult your own tax advisor regarding our PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are a PFIC for any taxable year during which you hold ADSs, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on your ADSs in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale or other disposition (including a pledge) of such ADSs.  Under these special tax rules:

•          the excess distribution or gain will be allocated ratably over your holding period for the ADSs;

•          the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC in your holding period, will be treated as ordinary income arising in the current taxable year (and would not be subject to the interest charge discussed below); and

•          the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.

In addition, if you are a non-corporate U.S. Holder, you will not be eligible for reduced rates of taxation on any dividends that we pay if we are a PFIC for either the taxable year in which the dividend is paid or the preceding year.

If we are a PFIC, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) recognized on the transfer of the ADSs cannot be treated as capital gains, even if the ADSs are held as capital assets.  Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are a PFIC, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income.

If we are a PFIC for any taxable year during which any of our non-U.S. subsidiaries is also a PFIC, during such year you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules to such subsidiary.  You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

If we are classified as a PFIC and then cease to be so classified, you may make an election (a “deemed sale election”) to be treated for U.S. federal income tax purposes as having sold your ADSs on the last day of our taxable year during which we were a PFIC. A U.S. Holder that makes a deemed sale election would then cease to be treated as owning stock in a PFIC. However, gain recognized as a result of making the deemed sale election would be subject to the adverse rules described above, and loss would not be recognized.

PFIC “Mark-to-market” Election

In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock.  For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations.  A “qualified exchange” includes a national securities exchange that is registered with the SEC.

If you make a mark-to-market election, you must include in gross income, as ordinary income, for each taxable year that we are a PFIC an amount equal to the excess, if any, of the fair market value of your ADSs that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such ADSs. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.  The adjusted tax basis of your ADSs with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election.  If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs remain listed on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. While we would expect the Australian Securities Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Securities Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes.  Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, if you make a mark-to-mark election with respect to us, you may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If you make a mark-to-market election, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election.  You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

PFIC “QEF” election

Alternatively, in certain cases a U.S. Holder can avoid the interest charge and the other adverse PFIC tax consequences described above by obtaining certain information from the PFIC and electing to treat us as a “qualified electing fund” under Section 1295 of the Code.  However, we do not anticipate that this option will be available to you because we do not intend to provide the information regarding our income that would be necessary to permit you to make this election.

You are urged to contact your own tax advisor regarding the determination of whether we are a PFIC and the tax consequences of such status.

Backup Withholding Tax and Information Reporting Requirements

Payments of dividends with respect to the ADSs and proceeds from the sale, exchange or other disposition of the ADSs, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations.  Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements.  Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding and information reporting.  Backup withholding is not an additional tax.  Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS.  Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.

Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ADSs not held through an account with a U.S. financial institution.  If you acquire any of the ADSs for cash, you may be required to file an IRS Form 926 with the IRS and to supply certain additional information to the IRS if (i) immediately after the transfer, you own directly or indirectly (or by attribution) at least 10% of our total voting power or value or (ii) the amount of cash transferred to us in exchange for the ADSs when aggregated with all related transfers under applicable regulations, exceeds an applicable dollar threshold.  You are urged to consult with your own tax advisor regarding the reporting obligations that may arise from the acquisition, ownership or disposition of our ADSs.

The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs.  You should consult with your own tax advisor concerning the tax consequences to you in your particular situation.

Australian Tax Considerations

In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the acquisition, ownership and disposal by the absolute beneficial owners of the ADSs.

It is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian tax law which may be important to particular investors in light of their individual investment circumstances, such as shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty and goods and services tax.

Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the acquisition, ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income, or CFI, and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the Treaty. Under the provisions of the current Treaty, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the United States which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Treaty.

If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the United States is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.

Tax on Sales or other Dispositions of Shares—Capital gains tax

Non-Australian Shareholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of ADSs, unless they, together with associates, hold 10% or more of our issued capital, at the time of disposal or for 12 months of the last 2 years prior to disposal.

Non-Australian Shareholders who own a 10% or more interest would be subject to Australian capital gains tax if more than 50% of our direct or indirect assets, determined by reference to market value, consists of Australian land, leasehold interests or Australian extraction, quarrying or prospecting rights. The Treaty is unlikely to limit Australia’s right to tax any gain in these circumstances. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares—Shareholders Holding Shares on Revenue Account

Some Non-Australian Shareholders may hold shares on revenue rather than on capital account for example, share traders. These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income taxing provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5%. This rate does not include the Temporary Budget Repair Levy of 2% that applies in certain circumstances. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Treaty. Non-Australian Shareholders that are companies will be assessed at a rate of 30%.

To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder is a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Treaty, the Australian tax would be subject to limitation by the Treaty. Shareholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

No stamp duty is payable by Australian residents or non-Australian residents on the issue and trading of shares that are quoted on the ASX or Nasdaq at all relevant times and the shares do not represent 90% or more of all of our issued shares.

Australian Death Duty

Australia does not have estate or death duties. As a general rule, no capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability if the gain falls within the scope of Australia’s jurisdiction to tax.

Goods and Services Tax

The issue or transfer of shares to a non-Australian resident investor will not incur Australian goods and services tax.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the SEC. You may read and copy the annual report on Form 20-F, including the related exhibits and schedules, and any document we file with the SEC without charge at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains an Internet website that contains reports and other information regarding issuers that file electronically with the SEC. Our filings with the SEC will also be available to the public through the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. domestic companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and may submit to the SEC, on a Form 6-K, unaudited quarterly financial information.

In addition, since our ordinary shares are traded on the ASX, we have filed annual and semi-annual reports with, and furnish information to, the ASX, as required under the ASX Listing Rules and the Corporations Act. Copies of our filings with the ASX can be retrieved electronically at www.asx.com.au under our symbol “IPX”. We also maintain a web site at www.iperionx.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.

I.	Subsidiary Information.

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our principal financial instruments comprise receivables, payables, and cash. The main risks arising from our financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

We manage our exposure to key financial risks in accordance with our financial risk management policy. Key risks are monitored and reviewed as circumstances change (e.g., acquisition of a new project) and policies are revised as required. The overall objective of our financial risk management policy is to support the delivery of our financial targets while protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, we do not enter into derivative transactions to mitigate the financial risks. In addition, our policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As our operations change going forward, we expect that our Board will review this policy periodically.

Our Board has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing our financial risks as summarized below. For additional information about our financial risk management objectives and policies, see note 21 to our audited consolidated financial statements for fiscal 2022, included in this annual report.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose us to cash flow interest rate risk. All other financial assets and liabilities are either non-interest bearing (for example, receivables and payables) or have fixed interest rates (for example, lease liabilities, sub-lease receivables, and loans and borrowings).

Our cash at bank and on hand and short-term deposits had a weighted average floating interest rate at June 30, 2022 of 0.31% (2021: 0.25%).

We currently do not engage in any hedging or derivative transactions to manage interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

Our exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than U.S. dollars. We also have transactional currency exposures relating to transactions denominated in currencies other than U.S. dollars. The currency in which these transactions primarily are denominated is Australian dollars.

It is our policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

Credit Risk

Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents and receivables.

We did not have significant concentrations of credit risk as of June 30, 2022. With respect to credit risk arising from cash and cash equivalents, our exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Trade and other receivables comprise primarily deposits, accrued interest and goods and services tax refunds due. Where possible we trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant. At June 30, 2022, none of our receivables were past due.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due. At June 30, 2022, we determined that we had sufficient liquid assets to meet our financial obligations.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities.

Not applicable.

B.	Warrants and rights.

Not applicable.

C.	Other Securities.

Not applicable.

D.	American Depositary Shares

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

	•	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•	Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	•	Depositary services

Registration or transfer fees	•	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•	Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

	•	Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	•	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In performing its duties under the deposit agreement, the depositary may use brokers, dealers, foreign currency dealers or other service providers that are owned by or affiliated with the depositary and that may earn or share fees, spreads or commissions.

The depositary may convert currency itself or through any of its affiliates, or the custodian or we may convert currency and pay U.S. dollars to the depositary. Where the depositary converts currency itself or through any of its affiliates, the depositary acts as principal for its own account and not as agent, advisor, broker or fiduciary on behalf of any other person and earns revenue, including, without limitation, transaction spreads, that it will retain for its own account. The revenue is based on, among other things, the difference between the exchange rate assigned to the currency conversion made under the deposit agreement and the rate that the depositary or its affiliate receives when buying or selling foreign currency for its own account. The depositary makes no representation that the exchange rate used or obtained by it or its affiliate in any currency conversion under the deposit agreement will be the most favorable rate that could be obtained at the time or that the method by which that rate will be determined will be the most favorable to ADS holders, subject to the depositary’s obligation to act without negligence or bad faith. The methodology used to determine exchange rates used in currency conversions made by the depositary is available upon request. Where the custodian converts currency, the custodian has no obligation to obtain the most favorable rate that could be obtained at the time or to ensure that the method by which that rate will be determined will be the most favorable to ADS holders, and the depositary makes no representation that the rate is the most favorable rate and will not be liable for any direct or indirect losses associated with the rate. In certain instances, the depositary may receive dividends or other distributions from us in U.S. dollars that represent the proceeds of a conversion of foreign currency or translation from foreign currency at a rate that was obtained or determined by us and, in such cases, the depositary will not engage in, or be responsible for, any foreign currency transactions and neither it nor we make any representation that the rate obtained or determined by us is the most favorable rate and neither it nor we will be liable for any direct or indirect losses associated with the rate.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2022.  “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.  Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of June 30, 2022, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

In connection with the preparation of our financial statements as of June 30, 2022, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by management relate to the following:

•
We have not sufficiently designed, implemented and documented internal controls at the entity level and across the key business and financial processes to allow us to achieve complete, accurate and timely financial reporting.

•	We have not designed and implemented controls to maintain appropriate segregation of duties in our manual and IT based business processes.

The presence of material weaknesses could result in financial statement errors which, in turn, could lead to errors in our financial reports or delays in our financial reporting, which could require us to restate our financial statements or result in our auditors issuing a qualified audit report. Moreover, any future disclosures of additional material weaknesses, or errors as a result of those weaknesses, could result in a negative reaction in the financial markets if there is a loss of confidence in the reliability of our financial reporting.

Our remediation plan is an evolving and ongoing process to improve our internal control over financial reporting, but there is no assurance that the measures that we have taken, and that will be taken, to remediate these material weaknesses will, in fact, remedy the material weaknesses or will be sufficient to prevent future material weaknesses from occurring. As part of this process, we plan to implement the following measures:

•
establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures;

•	implementing formal processes and controls to identify, monitor and mitigate segregation of duties conflicts, and

•
improving our IT systems and monitoring of the IT function. We may incur substantial costs related to remediation of material weaknesses and to developing, implementing and testing changes to our internal controls.

Remediating material weaknesses will absorb management time and will require us to incur additional expenses, which could have a negative effect on the trading price of our shares. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

It is possible that, had we and our independent registered public accounting firm performed a formal assessment of the effectiveness of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified.

If we fail to remediate our material weaknesses or fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations or prevent fraud.

Any of the foregoing could harm our business. If either we are unable to conclude that we have effective internal controls over financial reporting or our independent registered public accounting firm is unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by Section 404(b) of the Sarbanes-Oxley Act, this may cause investors to lose confidence in our reported financial information, cause the price of our ordinary shares to decline or result in litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of Section 404 of the Sarbanes-Oxley Act, we may not be able to remain listed on the Nasdaq.

Management’s Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s Registered Public Accounting firm, because we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and we are exempted from such attestation requirement.

Changes in Internal Control over Financial Reporting

During fiscal 2022, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Vaughn Taylor is an audit committee financial expert and is independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of conduct that applies to our executive officers, including our chief executive officer, chief financial officer, or persons performing similar functions.  The code of conduct is publicly available under the “Company Overview” section of our website at www.iperionx.com.  Written copies are available upon request.  If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of the codes of conduct, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth, for each of the years indicated, the fees billed by PricewaterhouseCoopers, which has served as our independent registered public accounting firm for the last two completed fiscal years.

Services Rendered	Fiscal 2021	Fiscal 2022
Audit or review of financial reports	$103,058	$234,645
Audit related fees (required assurance services)	-	327,325
Other	-	-
Total	$103,058	$561,970

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm.  Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis.  Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee.  All of the fees described above were pre-approved by our board of directors prior to our listing on Nasdaq and by the Audit Committee after our listing on Nasdaq.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

In connection with our initial listing on Nasdaq and registration under the Exchange Act, we did not elect to use the exemption from audit committee standards set forth in Rule 10A-3(b)(1)(iv).

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2022.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Additional Corporate Governance Differences

The Nasdaq Capital Market allows a foreign private issuer, such as IperionX, to follow its home country practices in lieu of certain of Nasdaq’s corporate governance standards.  In particular, we follow home country law instead of Nasdaq practice regarding:

•
Nasdaq’s requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.

•
Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.

•
Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.

Following our home country governance practices, as opposed to the requirements that would otherwise apply to a United States company listed on the Nasdaq Capital Market, may provide less protection than is accorded to investors in a U.S. issuer.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable because we do not currently operate any mines subject to the U.S. Federal Mine Safety and Health Act of 1977.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit Number	Description

1.1
Certificate of the Registration of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

1.2	Constitution of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

2.1
Deposit Agreement among IperionX Limited, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F, filed on June 10, 2022)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)

2.3	Description of Share Capital

4.1+
Option Agreement by and among Hyperion Materials & Technologies, LLC, IperionX Limited (formerly Hyperion Metals Limited) and Blacksand Technology, LLC and its members, dated October 20, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.2+
Option of Exclusive License Agreement between Hyperion Materials & Technologies, LLC and Blacksand Technology, LLC, dated February 13, 2021 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.3+
Master Services Agreement between Blacksand Technology, LLC and Hyperion Materials & Technologies, LLC, dated February 13, 2021, and related statements of work (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.4	IperionX Limited (formerly Hyperion Metals Limited) Employee Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.5	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

8.1	List of Subsidiaries of IperionX Limited (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

15.1	Technical Report Summary on the Titan Project (incorporated herein by reference to Exhibit 99.2 to the Company’s Report on Form 6-K filed on July 1, 2022)

101.1
The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2022, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

104	104 Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

+	Certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

IPERIONX LIMITED

	By:	/s/ Anastasios Arima
Anastasios Arima
Chief Executive Officer and Managing Director
Date: August 26, 2022

IperionX Limited (formerly Hyperion Metals Limited)

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IperionX Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of IperionX Limited (formerly Hyperion Metals Limited) and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for the year ended June 30, 2022 and for the period from July 20, 2020 to June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for the year ended June 30, 2022 and the period from July 20, 2020 to June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt About the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(a) to the consolidated financial statements, the ongoing operation of the Company will remain dependent upon raising further additional funding from shareholders or other parties, the Company has no source of operating cash inflows other than interest income, had net outflows from operating and investing activities of $15.2 million during the year ended June 30, 2022, that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers

Perth, Australia

August 26, 2022

We have served as the Company's auditor since 2021.

IperionX Limited (formerly Hyperion Metals Limited)
CONSOLIDATED STATEMENT OF PROFIT OR LOSS
AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30, 2022

	Notes	2022	July 20, 2020 to June 30, 2021
		US$	US$
Continuing operations
Exploration and evaluation expenses		(7,268,268)	(2,568,386)
Corporate and administrative expenses		(3,056,249)	(852,944)
Business development expenses		(3,205,162)	(581,200)
Share-based payment expenses	18(a)	(8,340,328)	(4,084,764)
Finance income	2	401,045	5,075
Finance costs	2	(52,275)	(7,492)
Cost of listing on reverse acquisition	15	-	(5,141,126)
Loss before income tax		(21,521,237)	(13,230,837)
Income tax expense	3	-	-
Loss for the year/period		(21,521,237)	(13,230,837)
Loss attributable to shareholders of IperionX Limited		(21,521,237)	(13,230,837)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation into presentation currency		(593,912)	(2,419)
Other comprehensive loss for the year/period, net of tax		(593,912)	(2,419)
Total comprehensive loss for the year/period		(22,115,149)	(13,233,256)
Total comprehensive loss attributable to shareholders of IperionX Limited		(22,115,149)	(13,233,256)

Basic loss per share (US$ per share) (1)	14	(0.16)	(0.19)
Diluted loss per share (US$ per share) (1)	14	(0.16)	(0.19)

(1)	Basic and diluted loss per share for the comparative period ended June 30, 2021 have been revised. Refer to Note 1(a) for further information.

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited (formerly Hyperion Metals Limited)
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2022

	Notes	2022	2021
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	5,672,551	1,697,904
Trade and other receivables		22,540	341
Prepayments		144,183	49,069
Total Current Assets		5,839,274	1,747,314

Non-Current Assets
Exploration and evaluation assets	6	2,431,229	504,750
Property, plant and equipment	7	1,387,986	539,619
Other financial assets		250,000	-
Total Non-Current Assets		4,069,215	1,044,369
TOTAL ASSETS		9,908,489	2,791,683

LIABILITIES
Current Liabilities
Trade and other payables	8	1,899,348	544,842
Loans and borrowings	9	134,247	81,104
Provisions		46,392	11,069
Total Current Liabilities		2,079,987	637,015

Non-Current Liabilities
Loans and borrowings	9	408,783	394,548
Total Non-Current Liabilities		408,783	394,548
TOTAL LIABILITIES		2,488,770	1,031,563

NET ASSETS		7,419,719	1,760,120

EQUITY
Contributed equity	11	29,782,268	10,255,369
Reserves	12	12,389,525	4,735,588
Accumulated losses	13	(34,752,074)	(13,230,837)
TOTAL EQUITY		7,419,719	1,760,120

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited (formerly Hyperion Metals Limited)
CONSOLIDATED STATEMENT CHANGES IN EQUITY
FOR THE YEAR ENDED JUNE 30, 2022

	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$

Balance at July 1, 2021	10,255,369	4,738,007	(2,419)	(13,230,837)	1,760,120
Net loss for the year	-	-	-	(21,521,237)	(21,521,237)
Exchange differences arising on translation into presentation currency	-	-	(593,912)	-	(593,912)
Total comprehensive loss for the year	-	-	(593,912)	(21,521,237)	(22,115,149)
Issue of shares – share placement	17,604,000	-	-	-	17,604,000
Issue of shares – exercise of options	2,353,704	(92,479)	-	-	2,261,225
Share issue costs	(430,805)	-	-	-	(430,805)
Share-based payment expense	-	8,340,328	-	-	8,340,328
Balance at June 30, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719

Balance at incorporation	-	-	-	-	-
Net loss for the period	-	-	-	(13,230,837)	(13,230,837)
Exchange differences arising on translation into presentation currency	-	-	(2,419)	-	(2,419)
Total comprehensive loss for the period	-	-	(2,419)	(13,230,837)	(13,233,256)
Issue of shares – incorporation	1	-	-	-	1
Issue of shares – seed placement	54,011	-	-	-	54,011
Reverse acquisition	5,581,274	967,582	-	-	6,548,856
Issue of shares – to facilitators of reverse acquisition	852,478	-	-	-	852,478
Issue of shares – share placement	2,819,340	-	-	-	2,819,340
Issue of shares – exercise of options and performance rights	1,033,732	(314,339)	-	-	719,393
Share issue costs	(85,467)	-	-	-	(85,467)
Share-based payment expense	-	4,084,764	-	-	4,084,764
Balance at June 30, 2021	10,255,369	4,738,007	(2,419)	(13,230,837)	1,760,120

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited (formerly Hyperion Metals Limited)
CONSOLIDATED STATEMENT CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2022

	Notes	2022	July 20, 2020 to June 30, 2021
		US$	US$
Operating activities
Payments to suppliers and employees		(12,112,577)	(3,562,589)
Interest paid		(45,541)	(511)
Interest received		24,041	5,075
Net cash flows used in operating activities	5	(12,134,077)	(3,558,025)

Investing activities
Purchase of exploration and evaluation assets	6	(1,926,479)	(504,750)
Purchase of property, plant and equipment		(889,988)	(66,818)
Purchase of financial assets		(250,000)	-
Net cash flows used in investing activities		(3,066,467)	(571,568)

Financing activities
Proceeds from issue of shares		19,865,225	3,592,745
Share issue costs	11(a)	(430,805)	(85,467)
Proceeds from borrowings		38,682	-
Repayment of borrowings		(2,225)	-
Payment of principal portion of lease liabilities		(78,778)	(6,473)
Net cash inflow on reverse acquisition	15	-	2,329,111
Net cash flows from financing activities		19,392,099	5,829,916

Net increase in cash and cash equivalents		4,191,555	1,700,323
Net foreign exchange differences		(216,908)	(2,419)
Cash and cash equivalents at beginning of the year/period		1,697,904	-
Cash and cash equivalents at the end of the year/period	5	5,672,551	1,697,904

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the consolidated financial statements of IperionX Limited (“IperionX” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the year ended June 30, 2022 and the period from July 20, 2020 to June 30, 2021 are stated to assist in a general understanding of the consolidated financial statements.

IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.

The principal activities of the Group during the year ended June 30, 2022 consisted of the exploration and development of mineral resource projects.

The consolidated financial statements of the Group for the year ended June 30, 2022 were authorised for issue in accordance with a resolution of the Directors on August 22, 2022.

(a)	Basis of preparation

The financial report is a general purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value.

The consolidated financial statements are presented in United States dollars (US$).

Going concern

The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.

The Group currently has no source of operating cash inflows, other than interest income, and had net outflows from operating and investing activities of US$15,200,544 for fiscal 2022 (2021: US$4,129,593). At June 30, 2022, the Group has cash and cash equivalents of US$5,672,551 (2021: US$1,697,904).

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of increasing expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium metal technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

The Directors are confident that they will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However, there is a material uncertainty that may cast significant doubt or substantial doubt as contemplated by Public Company Accounting Oversight Board ("PCAOB") standards about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

Comparative figures

In the comparative figures for the period ended June 30, 2021, the Group has revised the loss per share in the consolidated statement of profit or loss to reflect the impact of the reverse acquisition in determining the weighted average number of ordinary shares. The revision reduces the basic and diluted loss per share from US$0.22 to US$0.19 per share. This change had no impact on the Group’s net loss or financial position for the period ended June 30, 2021. Whilst the Group considers the change to be immaterial, the Group has revised the previously reported loss per share presented for comparative purposes.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(b)	New standards, interpretations and amendments

In the current year, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2021 that are mandatory.

The adoption of the aforementioned standards has no impact on the financial statements of the Company as at June 30, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(c)	Issued standards and interpretations not early adopted

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the year ended June 30, 2022. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group's financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
Annual Improvements to IFRS Standards 2018–2020	January 1, 2022	July 1, 2022
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)	January 1, 2023	July 1, 2023

(d)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company as at June 30, 2022.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company's voting rights in an investee are sufficient to give it power.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Statement of Financial Position of the Company.

(e)	Foreign Currencies

(i)	Functional and presentation currency

The functional currency of each of the Group's entities is measured using the currency of the primary economic environment in which that entity operates.  The Company’s functional currency is Australian dollars.

The Group’s financial statements are presented in United States dollars which is the Group's presentation currency. United States dollars has been chosen as the Group’s presentation currency to better reflect the Groupʼs business activities in the United States and to enhance comparability with its industry peer group, the majority of which report in United States dollars.

(ii)	Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction.  Foreign currency monetary items are translated at the year-end exchange rate.  Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction.  Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the income statement.

(iii)	Group companies

The financial results and position of operations whose functional currency is different from the group's presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

•	income and expenses are translated at average exchange rates for the year; and

•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation into the presentation currency are transferred directly to the group's foreign currency translation reserve in equity. These differences are recognised in profit or loss in the year in which the operation is disposed.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

(g)	Trade and Other Receivables

Trade receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less allowance for expected credit losses, applying the simplified approach. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.

As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

(h)	Property, Plant and Equipment

All classes of property, plant and equipment are measured at cost.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated. Currently the Group only has plant and equipment which is depreciated over a period of 5 years.

(i)	Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the 'area of interest' method and with IFRS 6 Exploration for and Evaluation of Mineral Resources.

Exploration and evaluation expenditure encompasses expenditures incurred by the Group in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable.

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalised and recognised as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

(i)	the rights to tenure of the area of interest are current; and

(ii)	at least one of the following conditions is also met:

•	the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and

•
exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.

All other exploration and evaluation expenditures are expensed as incurred. Once the technical feasibility and commercial viability of a program or project has been demonstrated with a bankable feasibility study, the carrying amount of the exploration and evaluation expenditure in respect of the area of interest is reclassified as a “mine development property”.

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortised over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Impairment

Capitalised exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalised exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(j)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(k)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(l)	Interest income

Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(m)	Income Tax

The income tax expense for the year is the tax payable on the current year's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.  An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability.  No deferred tax asset or liability is recognised in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off current tax assets against tax liabilities and the deferred tax liabilities relate to the same taxable entity and the same taxation authority.

(n)	Employee Entitlements

Provision is made for the Group's liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

(o)	Earnings per Share

Basic earnings per share (“EPS”) is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.

Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(p)	Goods and Services Tax

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office.  In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.  Receivables and payables in the Statement of Financial Position are shown inclusive of GST. Cash flows are presented in the Statement of Cash Flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows.

(q)	Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognised in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:

•	Functional currency (Note 1(e));

•	Impairment of exploration and evaluation assets (Note 6); and

•	Share-based payments (Note 18).

(r)	Operating Segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

Operating segments have been identified based on the information provided to the chief operating decision makers, being the board of directors.

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services,

•	Nature of the production processes,

•	Type or class of customer for the products and services,

•	Methods used to distribute the products or provide the services, and if applicable,

•	Nature of the regulatory environment.

Operating segments that meet the quantitative criteria as prescribed by IFRS 8 Operating Segments are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.

Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.

Currently, the Group has only one operating segment.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(s)	Impairment of Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset's recoverable amount. An asset's recoverable amount is the higher of its fair value less costs to sell and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset's value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset's recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. After such a reversal the depreciation charge is adjusted in future years to allocate the asset's revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(t)	Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities classified as fair value through other comprehensive income) is based on quoted market prices at the reporting date.  The quoted market price used for financial assets held by the Group is the current bid price; the appropriate quoted market price for financial liabilities is the current ask price.

The fair value of financial instruments that are not traded in an active market (for example, over the counter derivatives) is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt instruments held. Other techniques, such as discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of interest-rate swaps is calculated as the present value of the estimated future cash flows. The fair value of forward exchange contracts is determined using forward exchange market rates at the reporting date.

The nominal value less estimated credit adjustments of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

(u)	Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity.  Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(v)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(w)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. The fair value of options is estimated using the Black Scholes option valuation model. The fair value of performance rights that have market-based vesting conditions is estimated using a trinomial valuation model. The fair value of restricted stock units and performance rights that do not have market-based vesting conditions are estimated based on the underlying share price. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company's estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(x)	Leases

The Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognises lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognises right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognised, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognises lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

In calculating the present value of lease payments, the Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g. changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognised as expense on a straight-line basis over the lease term.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
2.	INCOME AND EXPENSES

		2022	July 20, 2020 to June 30, 2021
	Note	US$	US$
Finance income
Interest income		24,042	5,075
Net foreign exchange gain		377,003	-
		401,045	5,075

Finance costs
Interest expense		(45,541)	(3,097)
Other finance costs		(6,734)	(4,395)
		(52,275)	(7,492)

Depreciation and amortisation
Amortisation of right-of-use assets	7	(119,706)	(8,364)
Depreciation of property, plant and equipment	7	(33,728)	(960)
		(153,434)	(9,324)

Employee benefits expense
Wages and salaries		(2,739,427)	(509,474)
Employee benefits		(376,974)	(44,325)
Post-employment benefits		(67,496)	(8,929)
Share-based payment expenses		(8,340,328)	(4,084,764)
		(11,524,225)	(4,647,492)

3.	INCOME TAX

	2022	July 20, 2020 to June 30, 2021
	US$	US$
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year/period	-	-
Deferred income tax:
Origination and reversal of temporary differences	-	-
Income tax expense reported in profit or loss	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(21,521,237)	(13,230,837)
At the Australian income tax rate of 30%	(6,456,371)	(3,969,251)
Effect of lower income tax rate in the United States	433,351	124,391
Expenditure not allowable for income tax purposes	2,502,099	2,942,127
Exchange differences	30,731	(5,365)
Adjustments in respect of deferred tax of previous years	174,258	-
Effect of deferred tax assets not brought to account	3,315,932	908,098
Income tax expense reported in profit or loss	-	-

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
3.	INCOME TAX (continued)

	2022	2021
	US$	US$
Deferred tax assets and liabilities
Deferred tax liabilities:
Right-of-use assets	121,755	142,128
Deferred tax assets used to offset deferred tax liabilities	(121,755)	(142,128)
	-	-
Deferred tax assets:
Accrued expenditures	22,500	53,997
Provisions	12,125	2,893
Lease liabilities	132,393	142,695
Capital allowances	2,535,077	-
Tax losses available to offset against future taxable income	2,053,718	1,260,669
Deferred tax assets used to offset deferred tax liabilities	(121,755)	(142,128)
Deferred tax assets acquired on reverse acquisition not brought to account (1)	-	(410,028)
Other deferred tax assets not brought to account (1)	(4,634,058)	(908,098)
	-	-

Notes:

(1)
The benefit of deferred tax assets not brought to account will only be subsequently recognized if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2022 (2021: nil).

5.	CASH AND CASH EQUIVALENTS

	2022	2021
	US$	US$
Cash at bank and on hand	5,672,551	1,697,904
	5,672,551	1,697,904

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year/period	(21,521,237)	(13,230,837)
Adjustment for non-cash income and expense items
Share-based payments expense	8,340,328	4,084,764
Cost of listing on reverse acquisition	-	5,141,126
Amortisation of right-of-use assets	119,706	8,364
Depreciation of property, plant and equipment	33,728	960
Net foreign exchange loss/(gain)	(377,003)	-
Lease modifications	(2,112)	-
Changes in assets and liabilities
Increase in receivables and prepayments	(98,797)	(34,405)
Increase in payables and provisions	1,371,310	472,003
Net cash outflow from operating activities	(12,134,077)	(3,558,025)

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
6.	EXPLORATION AND EVALUATION ASSETS

Titan Project (1)
US$
2022
Carrying amount at June 30, 2021	504,750
Additions	1,926,479
Carrying amount at June 30, 2022	2,431,229

2021
Carrying amount at incorporation	-
Additions	504,750
Carrying amount at June 30, 2021 (2)	504,750

Notes:

(1)
At June 30, 2022, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 453 acres are owned and approximately 10,618 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.

(2)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

7.	PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Right-of-use assets	Total
	US$	US$	US$
2022
Carrying amount at July 1, 2021	65,858	473,761	539,619
Additions	889,988	140,188	1,030,176
Lease modifications	-	(28,375)	(28,375)
Depreciation and amortization	(33,728)	(119,706)	(153,434)
Carrying amount at June 30, 2022	922,118	465,868	1,387,986
- at cost	956,805	593,339	1,550,144
- accumulated depreciation	(34,687)	(127,471)	(162,158)

2021
Carrying amount at incorporation	-	-	-
Additions	66,818	482,125	548,943
Depreciation and amortization	(960)	(8,364)	(9,324)
Carrying amount at June 30, 2021	65,858	473,761	539,619
- at cost	66,818	482,125	548,943
- accumulated depreciation	(960)	(8,364)	(9,324)

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
8.	TRADE AND OTHER PAYABLES

	2022	2021
	US$	US$
Current
Trade payables	1,677,757	286,846
Accruals	196,450	255,965
Payroll liabilities	25,141	2,031
Total trade and other payables	1,899,348	544,842

9.	LOANS AND BORROWINGS

	2022	2021
	US$	US$
Current
Lease liabilities	128,653	81,104
Other loans and borrowings	5,594	-
Total current loans and borrowings	134,247	81,104

Non-current
Lease liabilities	377,920	394,548
Other loans and borrowings	30,863	-
Total non-current loans and borrowings	408,783	394,548

Total loans and borrowings	543,030	475,652

(a)	Reconciliation

	Balance at July 1, 2021	Additions	Lease modifications	Repayments	Balance at June 30, 2022
	US$	US$	US$	US$	US$
Lease liabilities	475,652	140,188	(30,489)	(78,778)	506,573
Other loans and borrowings	-	38,682	-	(2,225)	36,457
Total Loans and Borrowings	475,652	178,870	(30,489)	(81,003)	543,030

10.	LEASES

The Group leases office premises and vehicles in the United States. The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the year are in Note 7. The carrying amounts of lease liabilities (included under financial liabilities) and the movements during the year are set out in Note 9. The following are the amounts recognised in profit or loss in respect of leases:

		2022	July 20, 2020 to June 30, 2021
	Note	US$	US$
Amortisation of right-of-use assets	7	(119,706)	(8,364)
Interest expense on lease liabilities		(44,512)	(3,097)
Net amount recognised in profit or loss		(164,218)	(11,461)

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
11.	CONTRIBUTED EQUITY

		2022	2021
	Note	US$	US$
Issued capital
140,288,491 (2021: 105,105,787) fully paid ordinary shares	11(a)	29,782,268	10,255,369

(a)	Movements in issued capital

	Number of Ordinary Shares	Number of Performance Shares	US$
2022
Opening balance at July 1, 2021	105,105,787	39,600,000	10,255,369
Issue of shares – share placement (August 2021)	20,000,000	-	17,604,000
Issue of shares – exercise of options	15,182,704	-	2,353,704
Share issue costs	-	-	(430,805)
Closing balance at June 30, 2022	140,288,491	39,600,000	29,782,268
2021
Opening balance at incorporation	-	-	-
Issue of shares – incorporation (July 2020)	265	360	1
Issue of shares – seed placement (August-October 2020)	26,499,735	35,999,640	54,011
Reverse acquisition – shares issued to facilitators of reverse acquisition	2,650,000	3,600,000	852,478
Reverse acquisition – recognition of legal acquirer shares	57,386,667	-	5,581,274
Issue of shares – share placement (January 2021)	12,150,000	-	2,819,340
Issue of shares – exercise of options and performance rights	6,419,120	-	1,033,732
Share issue costs	-	-	(85,467)
Closing balance at June 30, 2021	105,105,787	39,600,000	10,255,369

(b)	Rights attaching to Ordinary Shares

The rights attaching to fully paid ordinary shares (“Ordinary Shares”) arise from a combination of the Company's Constitution, statute and general law:

•
Shares - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

•
Meetings of Members - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001.The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is 2 shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

•
Voting - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.

•
Changes to the Constitution - The Company's Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days' written notice specifying the intention to propose the resolution as a special resolution must be given.

•
Listing Rules - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company's Constitution will be deemed to comply with the Listing Rules as amended from time to time.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
11.	CONTRIBUTED EQUITY (continued)

(c)	Rights attaching to Performance Shares

Performance Shares comprise 19,800,000 Class A and 19,800,000 Class B Performance Shares issued in relation to the acquisition of HMAPL (refer Note 15) and are issued based upon the following terms and conditions:

•	The Performance Shareholders are not entitled to a dividend;

•	The Performance Shares are not transferable;

•	The Performance Shareholders shall have no right to vote, subject to the Corporations Act;

•	The Performance Shares will convert into Ordinary Shares as follows:

o
Each Class A Performance Share will convert into one (1) Ordinary Share upon completion of a positive pre-feasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates a net present value of at least A$200,000,000 before September 17, 2024 (the “Pre-Feasibility Study Milestone”);

o
Each Class B Performance Share will convert into one (1) Ordinary Share upon the commencement of commercial production from the Titan Project area before September 17, 2025 (the “First Production Milestone”);

o	All Performance Shares shall automatically convert into Ordinary Shares upon the occurrence of certain change of control events; and

o
To the extent that any Performance Shares have not converted into Ordinary Shares by the applicable expiry date, all such Performance Shares for each holder will automatically lapse and be combined into one single Performance Share that will then convert into one single Ordinary Share. If the Class A Performance Shares have not converted into Ordinary Shares by the applicable expiry date, then the 19,800,000 Class A Performance Shares will convert into 30 Ordinary Shares. If the Class B Performance Shares have not converted into Ordinary Shares by the applicable expiry date, then the 19,800,000 Class B Performance Shares will convert into 30 Ordinary Shares. If neither the Class A Performance Shares nor the Class B Performance Shares have converted into Ordinary Shares by the applicable expiry date, then the 39,600,000 Performance Shares will convert into 60 Ordinary Shares.

•
The Ordinary Shares issued on conversion of any Performance Share will rank equally with and confer rights identical with all other Ordinary Shares then on issue and application will be made by the Company to ASX for official quotation of the Ordinary Shares upon the date of conversion.

•
The Company shall allot and issue Ordinary Shares immediately upon conversion of the Performance Shares for no consideration and shall record the allotment and issue in the manner required by the Corporations Act.

•	The Performance Shares are unquoted. No application for quotation of the Performance Shares will be made by the Company.

12.	RESERVES

		2022	2021
	Note	US$	US$
Share-based payments reserve	12(b)	12,985,856	4,738,007
Foreign currency translation reserve	12(f)	(596,331)	(2,419)
		12,389,525	4,735,588

(a)	Nature and purpose of reserves

(i)	Share-based payments reserve

The share-based payments reserve is used to record the fair value of Unlisted Options, Restricted Stock Units and Performance Rights issued by the Group.

(ii)	Foreign currency translation reserve

Exchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
12.	RESERVES (continued)

(b)	Movements in share-based payments reserve during the year

	Number of Listed Options	Number of Unlisted Options (Note 12(c))	Number of Performance Rights (Note 12(d))	No. of Restricted Stock Units (Note 12(e))	US$
2022
Opening balance at July 1, 2021	12,624,214	25,800,000	16,325,000	-	4,738,007
Issue of employee options, performance rights, and restricted stock units	-	600,000	11,295,000	600,000	-
Exercise of options	(12,606,704)	(2,576,000)	-	-	(92,479)
Expiry of options	(17,510)	-	-	-	-
Share-based payment expense	-	-	-	-	8,340,328
Closing balance at June 30, 2022	-	23,824,000	27,620,000	600,000	12,985,856
2021
Opening balance at incorporation	-	-	-	-	-
Reverse acquisition – options issued to vendors of legal acquiree	-	13,000,000	-	-	-
Reverse acquisition – recognition of legal acquirer options and rights	15,693,334	5,000,000	2,000,000	-	967,582
Issue of employee options and performance rights	-	9,150,000	16,325,000	-	-
Exercise of options and performance rights	(3,069,120)	(1,350,000)	(2,000,000)	-	(314,339)
Share-based payment expense	-	-	-	-	4,084,764
Closing balance at June 30, 2021	12,624,214	25,800,000	16,325,000	-	4,738,007

Notes:

(1)	For details on the valuation of Unlisted Options and Performance Rights, including models and assumptions used, refer to Note 18 of the financial statements.

(c)	Terms and conditions of Unlisted Options

Unlisted Options granted as share-based payments have the following terms and conditions:

•	Each Unlisted Option entitles the holder to the right to subscribe for one Share upon the exercise of each Unlisted Option;

•	The Unlisted Options outstanding at the end of the financial year have the following exercise prices and expiry dates:

o	5,224,000 Unlisted Options exercisable at A$0.25 each on or before December 31, 2023;
o	3,150,000 Unlisted Options exercisable at A$0.20 each on or before December 31, 2023;
o	4,700,000 Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
o	4,000,000 Class A Performance Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
o	4,000,000 Class B Performance Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
o	1,075,000 Unlisted Options exercisable at A$0.45 each on or before December 31, 2023;
o	1,075,000 Unlisted Options exercisable at A$0.55 each on or before December 31, 2023; and
o	600,000 Unlisted Options exercisable at A$1.33 each on or before September 9, 2025.

•	The Unlisted Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);

•	Shares issued on exercise of the Unlisted Options rank equally with the then Shares of the Company;

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Unlisted Options;

•
If there is any reconstruction of the issued share capital of the Company, the rights of the Unlisted Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Unlisted Options will be made by the Company.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
12.	RESERVES (continued)
(d)	Terms and conditions of Performance Rights

Performance Rights granted as share-based payments have the following terms and conditions:

•	Each Performance Right automatically converts into one Share upon vesting of the Performance Right;

•	Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;

•	The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:

o
6,098,331 Performance Rights that vest upon achieving a 30-day VWAP of A$2.00 per share (175,000 expiring April 23, 2024, 25,000 expiring December 22, 2024, 150,000 expiring March 1, 2026, 5,698,331 expiring April 23, 2026, and 50,000 expiring December 22, 2026);

o
7,248,334 Performance Rights that vest upon achieving a 30-day VWAP of A$3.00 per share (275,000 expiring April 23, 2024, 25,000 expiring December 22, 2025, 150,000 expiring March 1, 2026,6,698,334 expiring April 23, 2026, and 100,000 expiring December 22, 2026);

o
12,308,335 Performance Rights that vest upon achieving a 30-day VWAP of A$4.00 per share (125,000 Performance Rights expiring April 23, 2024, 1,000,000 Performance Rights expiring April 6, 2025, 50,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 10,808,335 expiring April 23, 2026, and 175,000 expiring December 22, 2026); and

o
1,965,000 Performance Rights that vest upon achieving various (non-market based) performance conditions (259,000 expiring December 22, 2024, 60,000 expiring December 31, 2024, 1,000,000 expiring April 6, 2025, 261,000 expiring December 22, 2025, 60,000 expiring December 31, 2025, 265,000 expiring December 22, 2026, and 60,000 expiring December 31, 2026).

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;

•
If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

•	No application for quotation of the Performance Rights will be made by the Company; and

•
Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e)	Terms and conditions of Restricted Stock Units

Restricted stock units (“RSUs”) granted as share-based payments have the following terms and conditions:

•	Each RSU automatically converts into one Share upon vesting of the RSU;

•	Each RSU is subject to service based performance conditions (as determined by the Board from time to time) which must be satisfied in order for the RSU to vest;

•	The RSUs outstanding at the end of the financial year have the following conditions and expiry dates:

o	600,000 Restricted Stock Units that vest upon achieving various service-based conditions, expiring September 9, 2025.

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the RSUs;

•
If there is any reconstruction of the issued share capital of the Company, the rights of the RSU holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

•	No application for quotation of the RSUs will be made by the Company; and

•
Without approval of the Board, RSUs may not be transferred, assigned or novated, except, upon death, a participant's legal personal representative may elect to be registered as the new holder of such RSUs and exercise any rights in respect of them.

(f)	Movements in foreign currency translation reserve during the year

	2022	2021
	US$	US$
Balance at start of year/period	(2,419)	-
Exchange differences arising on translation into presentation currency	(593,912)	(2,419)
Balance at June 30	(596,331)	(2,419)

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
13.	ACCUMULATED LOSSES

	2022	2021
	US$	US$
Balance at start of year/period	(13,230,837)	-
Net loss for the year/period	(21,521,237)	(13,230,837)
Balance at June 30	(34,752,074)	(13,230,837)

14.	LOSS PER SHARE

	2022 US$	July 20, 2020 to June 30, 2021 US$
Basic loss per share (1)	(0.16)	(0.19)
Diluted loss per share (1)	(0.16)	(0.19)

(1)	Basic and diluted loss per share for the comparative period ended June 30, 2021 have been revised. Refer to Note 1(a) for further information.

The following reflects the income and share data used in the calculations of basic earnings per share:

	2022 US$	July 20, 2020 to June 30, 2021 US$
Net loss	(21,521,237)	(13,230,837)
Net loss used in calculating basic and dilutive earnings per share	(21,521,237)	(13,230,837)

	Number of Ordinary Shares 2022	Number of Ordinary Shares 2021
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	134,609,413	68,798,762

(a)	Anti-Dilutive Securities

As at June 30, 2022, 23,824,000 Unlisted Options, 27,620,000 Performance Rights, 600,000 Restricted Stock Units and 39,600,000 Performance Shares, which together represent 91,644,000 potential Ordinary Shares (2021: 94,349,214), were not included in the calculation of diluted loss per share because they are considered anti-dilutive as they would decrease the loss per share for the periods presented.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2022

There have been no conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
15.	REVERSE ACQUISITION ACCOUNTING

Prior 2021 period

On December 1, 2020, IperionX Limited (“Company”) completed its acquisition of Hyperion Metals (Australia) Pty Ltd (“HMAPL”) after issuing 26,500,000 ordinary shares, 5,000,000 unlisted options, 8,000,000 performance options and 36,000,000 performance shares in the Company to the vendors, following shareholder approval received at the Company’s general meeting held on November 30, 2020.

As a result of the acquisition, the former shareholders of HMAPL effectively obtained control of the combined entity. Accordingly, using the reverse acquisition principles of the business combination accounting standard, while the Company is the legal acquirer of HMAPL, for accounting purposes HMAPL is deemed to be the acquirer of the Company.

Therefore, the consolidated financial statements of the Company have been prepared as a continuation of the consolidated financial statements of HMAPL. The deemed acquirer, HMAPL, has accounted for the acquisition of the Company from December 1, 2020. As HMAPL was only incorporated during the financial period on July 20, 2020, there is no comparative period information for HMAPL.

In addition, at the date of the transaction, it was determined that the Company was not a business. Accordingly, for accounting purposes, the acquisition has been treated as a share-based payment transaction.

In consideration for services provided to the Company in facilitating the acquisition, GTT Ventures Pty Ltd (“GTT”) was paid a facilitation fee for comprising 2,650,000 ordinary shares, 1,800,000 class A performance shares and 1,800,000 class B performance shares. GTT was engaged as the Company’s corporate advisor and provided corporate advisory and facilitation services in respect of the acquisition.

As a result of the reverse acquisition, during the period the Group has recognised an expense of US$5.1 million in its statement of profit or loss and other comprehensive income, effectively representing the cost of listing. The cost is calculated as the difference in the fair value of the equity instruments that HMAPL is deemed to have issued to acquire the Company and the fair value of the Company’s identifiable net assets, as follows:

December 1, 2020 US$
Fair value of consideration:
Equity (1)	7,401,334
Direct costs relating to the reverse acquisition	10,875
Cash option fee paid to HMAPL	(25,292)
Pre-acquisition loan to HMAPL	(331,471)
Fair value of consideration	7,055,446

Fair value of net assets acquired:
Cash and cash equivalents	1,983,223
Trade and other receivables	33,523
Trade and other payables	(102,426)
Fair value of net assets acquired	1,914,320
Cost of listing	5,141,126

Net cash inflow:
Net cash acquired on reverse acquisition	1,983,223
Direct costs relating to the reverse acquisition	(10,875)
Cash option fee paid to HMAPL	25,292
Pre-acquisition loan to HMAPL	331,471
Net consolidated cash inflow	2,329,111

Notes:

(1)
The fair value of the equity interests deemed to have been issued by HMAPL has been determined based on the underlying share price of the Company on ASX on the deemed date of acquisition (A$0.26 per share on December 1, 2020), adjusted by the fair value of share-based contingent consideration deemed to have been issued to the existing equity holders of the Company and the fair value of share-based contingent consideration issued to the equity holders of HMAPL, resulting in a deemed value of consideration of US$7,401,334, of which US$6,433,752 has been allocated to issued share capital (i.e. ordinary shares and performance shares) and US$967,582 has been allocated to share-based contingent consideration (i.e. listed options, unlisted options, and unlisted performance rights). Note 18 sets out the key assumptions adopted in the valuation of the unlisted options (Series 2-5) included as contingent consideration. In addition, a probability adjustment has been applied to the valuation of the performance shares and performance options included as contingent consideration reflecting the likelihood that the non-market performance conditions associated with them will vest (80% likelihood that the Pre-Feasibility Study Milestone will be achieved and a 20% likelihood that the First Production Milestone will be achieved).

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
16.	RELATED PARTIES

(a)	Subsidiaries

	Country of Incorporation	Equity Interest
		2022%	2021%
Hyperion Metals (Australia) Pty Ltd	Australia	100	100
IperionX Critical Minerals LLC (formerly TN Exploration LLC)	United States	100	100
IperionX Technology LLC (formerly Hyperion Materials & Technologies LLC)	United States	100	100
IperionX Inc.	United States	100	-
Calatos Pty Ltd LLC	United States	100	100

(b)	Ultimate Parent

IperionX Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2022 US$	July 20, 2020 to June 30, 2021 US$
Short-term employee benefits	1,503,275	275,246
Post-employment benefits	25,114	6,079
Share-based payments	7,146,121	3,681,159
Total compensation	8,674,510	3,962,484

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2022 (2021: nil).

During the prior period ended June 30, 2021, Focus Capital Partners, LLC (“Focus Capital”), a company of which Mr Alastair Smith, a former director of the Company, is a partner, was paid: (a) US$67,792 for the provision of services in relation to business development activities, which was recognised as an expense through profit or loss; and (b) US$25,493 in share placement fees, which was recognised as a share issue costs in equity.

(d)	Other transactions with Related Parties

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
17.	PARENT ENTITY DISCLOSURES

	2022	2021
	US$	US$
(a) Financial Position
Assets
Current Assets	5,516,069	1,530,089
Non-Current Assets	2,814,470	340,969
Total Assets	8,330,539	1,871,058

Liabilities
Current Liabilities	910,820	110,938
Total Liabilities	910,820	110,938

Equity
Contributed equity	32,887,506	13,360,608
Reserves	11,844,139	5,723,616
Accumulated losses	(37,311,926)	(17,324,104)
Total Equity	7,419,719	1,760,120

(b) Financial Performance
Loss for the year/period	(19,987,822)	(15,169,532)
Other comprehensive (loss)/income	(2,127,327)	96,762
Total comprehensive loss	(22,115,149)	(15,072,770)

(c)	Other

No guarantees have been entered into by the parent entity in relation to its subsidiaries.

Refer to Note 22 for details of contingent assets and liabilities.

18.	SHARE-BASED PAYMENTS

(a)	Recognised share-based payment expense

From time to time, the Group grants unlisted options (“Options”), performance rights (“Rights”), and restricted stock units (“RSUs”) to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of Options, Rights, and RSUs granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

In the prior 2021 financial period, the Group determined that the deemed consideration in respect of the reverse acquisition of the Company by HMAPL represented a share-based payment in accordance with IFRS 2. The Group determined the fair value of the deemed consideration to be US$7,055,446, of which US$1,914,320 of this was allocated to the fair value of the net assets acquired and US$5,141,126 was recognised as a share-based expense in the statement of profit and loss for the period, representing the cost of the listing. See Note 15 for further details.

During fiscal 2022 and fiscal 2021, the following equity-settled share-based payments have been recognised:

	2022 US$	July 20, 2020 to June 30, 2021 US$
Expense arising from staff remuneration arrangements	(8,340,328)	(4,084,764)
Expense arising from cost of listing on reverse acquisition	-	(5,141,126)
Total expense arising from equity-settled share-based payment transactions	(8,340,328)	(9,225,890)

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
18.	SHARE-BASED PAYMENTS (continued)

(b)	Summary of securities granted as share-based payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of Options, Rights, and RSUs granted as share-based payments at the beginning and end of the financial year:

	2022 Number	2022 WAEP	2021 Number	2021 WAEP
Outstanding at beginning of period	54,749,214	A$0.19	-	-
Recognition of legal acquirer Listed Options	-	-	15,693,334	A$0.20
Recognition of legal acquirer Options	-	-	5,000,000	A$0.20
Recognition of legal acquirer Rights	-	-	2,000,000	-
Options granted to vendors of legal acquiree	-	-	13,000,000	A$0.20
Options granted during the year/period	600,000	A$1.33	9,150,000	A$0.31
Rights granted during the year/period	11,295,000	-	16,325,000	-
RSUs granted during the year/period	600,000	-	-	-
Listed Options exercised during the year/period	(12,606,704)	(A$0.20)	(3,069,120)	(A$0.20)
Options exercised during the year/period	(2,576,000)	(A$0.22)	(1,350,000)	(A$0.24)
Rights converted during the year/period	-	-	(2,000,000)	-
Listed Options expired during the year/period	(17,510)	(A$0.20)	-	-
Outstanding at end of year/period	52,044,000	A$0.12	54,749,214	A$0.19

The following Options, Rights and RSUs were granted as share-based payments during fiscal 2022 and fiscal 2021:

2022	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Rights	200,000	19-Jul-21	22-Dec-24	-	-	$0.930
Series 2	Rights	200,000	19-Jul-21	22-Dec-25	-	-	$0.930
Series 3	Rights	200,000	19-Jul-21	22-Dec-26	-	-	$0.930
Series 4	Rights	25,000	19-Jul-21	23-Apr-26	-	$4.00	$0.710
Series 5	Rights	25,000	19-Jul-21	23-Apr-24	-	$2.00	$0.699
Series 6	Rights	25,000	19-Jul-21	23-Apr-24	-	$3.00	$0.591
Series 7	Rights	1,000,000	01-Sep-21	23-Apr-26	-	$3.00	$1.195
Series 8	Rights	1,000,000	01-Sep-21	23-Apr-26	-	$4.00	$1.131
Series 9	RSUs	600,000	13-Sep-21	09-Sep-25	-	-	$1.170
Series 10	Options	600,000	13-Sep-21	09-Sep-25	$1.33	-	$0.775
Series 11	Rights	4,000	11-Oct-21	22-Dec-24	-	-	$1.100
Series 12	Rights	6,000	11-Oct-21	22-Dec-25	-	-	$1.100
Series 13	Rights	10,000	11-Oct-21	22-Dec-26	-	-	$1.100
Series 14	Rights	40,000	12-Oct-21	22-Dec-24	-	-	$1.070
Series 15	Rights	40,000	12-Oct-21	22-Dec-25	-	-	$1.070
Series 16	Rights	40,000	12-Oct-21	22-Dec-26	-	-	$1.070
Series 17	Rights	225,000	14-Oct-21	23-Apr-26	-	$4.00	$0.801
Series 18	Rights	25,000	14-Oct-21	23-Apr-24	-	$2.00	$0.790
Series 19	Rights	125,000	14-Oct-21	23-Apr-24	-	$3.00	$0.663
Series 20	Rights	15,000	08-Nov-21	22-Dec-24	-	-	$0.955
Series 21	Rights	15,000	08-Nov-21	22-Dec-25	-	-	$0.955
Series 22	Rights	15,000	08-Nov-21	22-Dec-26	-	-	$0.955
Series 23	Rights	30,000	15-Nov-21	31-Dec-24	-	-	$0.990
Series 24	Rights	30,000	15-Nov-21	31-Dec-25	-	-	$0.990
Series 25	Rights	30,000	15-Nov-21	31-Dec-26	-	-	$0.990
Series 26	Rights	3,500,000	25-Nov-21	23-Apr-26	-	$4.00	$0.644
Series 27	Rights	250,000	06-Dec-21	23-Apr-26	-	$2.00	$0.703
Series 28	Rights	250,000	06-Dec-21	23-Apr-26	-	$3.00	$0.642
Series 29	Rights	500,000	06-Dec-21	23-Apr-26	-	$4.00	$0.594
Series 30	Rights	50,000	15-Dec-21	22-Dec-26	-	-	$0.752
Series 31	Rights	314,998	15-Dec-21	23-Apr-26	-	$2.00	$0.728
Series 32	Rights	100,000	15-Dec-21	22-Dec-26	-	-	$0.700
Series 33	Rights	315,001	15-Dec-21	23-Apr-26	-	$3.00	$0.665
Series 34	Rights	150,000	15-Dec-21	22-Dec-26	-	-	$0.658
Series 35	Rights	325,001	15-Dec-21	23-Apr-26	-	$4.00	$0.616
Series 36	Rights	30,000	01-Jan-22	31-Dec-24	-	-	$0.910
Series 37	Rights	30,000	01-Jan-22	31-Dec-25	-	-	$0.910
Series 38	Rights	30,000	01-Jan-22	31-Dec-26	-	-	$0.910
Series 39	Rights	50,000	01-Jan-22	22-Dec-25	-	$4.00	$0.634
Series 40	Rights	25,000	31-Jan-22	22-Dec-26	-	$4.00	$0.695
Series 41	Rights	25,000	31-Jan-22	22-Dec-24	-	$2.00	$0.684
Series 42	Rights	25,000	31-Jan-22	22-Dec-25	-	$3.00	$0.677
Series 43	Rights	1,000,000	29-Mar-22	06-Apr-25	-	-	$1.235
Series 44	Rights	1,000,000	29-Mar-22	06-Apr-25	-	$4.00	$0.840

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
18.	SHARE-BASED PAYMENTS (continued)

(c)	Summary of securities granted as share-based payments (continued)

2021	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Options	7,000,000	01-Dec-20	31-Dec-23	$0.25	-	$0.163
Series 2	Options	5,000,000	01-Dec-20	01-Dec-25	$0.20	-	$0.201
Series 3	Options	4,000,000	01-Dec-20	01-Dec-25	$0.20	-	$0.201
Series 4	Options	4,000,000	01-Dec-20	01-Dec-25	$0.20	-	$0.201
Series 5	Options	5,000,000	01-Dec-20	31-Dec-23	$0.20	-	$0.174
Series 6	Rights	150,000	03-Mar-21	01-Mar-26	-	$2.00	$0.694
Series 7	Rights	150,000	03-Mar-21	01-Mar-26	-	$3.00	$0.643
Series 8	Rights	150,000	03-Mar-21	01-Mar-26	-	$4.00	$0.602
Series 9	Rights	2,000,000	14-Apr-21	23-Apr-26	-	$2.00	$0.745
Series 10	Rights	2,000,000	14-Apr-21	23-Apr-26	-	$3.00	$0.693
Series 11	Rights	2,000,000	14-Apr-21	23-Apr-26	-	$4.00	$0.651
Series 12	Options	875,000	14-Apr-21	31-Dec-23	$0.45	-	$0.605
Series 13	Options	875,000	14-Apr-21	31-Dec-23	$0.55	-	$0.575
Series 14	Rights	125,000	15-Apr-21	23-Apr-24	-	$2.00	$0.599
Series 15	Rights	125,000	15-Apr-21	23-Apr-24	-	$3.00	$0.510
Series 16	Rights	125,000	15-Apr-21	23-Apr-24	-	$4.00	$0.445
Series 17	Rights	2,875,000	15-Apr-21	23-Apr-26	-	$2.00	$0.705
Series 18	Rights	2,875,000	15-Apr-21	23-Apr-26	-	$3.00	$0.654
Series 19	Rights	2,975,000	15-Apr-21	23-Apr-26	-	$4.00	$0.613
Series 20	Options	200,000	15-Apr-21	31-Dec-23	$0.45	-	$0.570
Series 21	Options	200,000	15-Apr-21	31-Dec-23	$0.55	-	$0.540
Series 22	Rights	258,333	22-Jun-21	23-Apr-26	-	$2.00	$0.821
Series 23	Rights	258,333	22-Jun-21	23-Apr-26	-	$3.00	$0.763
Series 24	Rights	258,334	22-Jun-21	23-Apr-26	-	$4.00	$0.716

(d)	Weighted Average Remaining Contractual Life

At June 30, 2022, the weighted average remaining contractual life of Unlisted Options, Performance Rights and Restricted Stock Units on issue that had been granted as share-based payments was 3.17 years (2021: 3.16 years).

(e)	Weighted Average Fair Value

The weighted average fair value of Unlisted Options, Performance Rights and Restricted Stock Units granted as share-based payments by the Group during the year ended June 30, 2022 was A$0.85 (2021: A$0.53).

(f)	Range of Exercise Prices

At June 30, 2022, the range of exercise prices of Unlisted Options on issue that had been granted as share-based payments was A$0.20 to A$1.33 (2021: A$0.20 to A$0.55).

(g)	Option, Right and RSU Pricing Models

The fair value of granted Options is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted.

The fair value of granted Rights that have market-based vesting conditions is estimated as at the date of grant using a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted.

The fair value of granted RSUs and Rights that do not have market-based vesting conditions are estimated as at the date of grant based on the underlying share price.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
18.	SHARE-BASED PAYMENTS (continued)

(h)	Option, Right and RSU Pricing Models (continued)

The tables below list the inputs to the valuation models used for Options, Rights, and RSUs granted by the Group during fiscal 2022 and fiscal 2021:

	2022			2021
	Options	RSUs and Rights that don’t have market-based vesting conditions	Rights that have market-based vesting conditions	Options	RSUs and Rights that don’t have market-based vesting conditions	Rights that have market-based vesting conditions
Fair value at grant date (weighted average)	A$0.775	A$1.115	A$0.784	A$0.217	-	A$0.673
Share price at grant date (weighted average)	A$1.170	A$1.115	A$1.022	A$1.008	-	A$0.931
Vesting hurdle (30-day VWAP) (weighted average)	-	-	A$3.65	-	-	A$3.01
Exercise price (weighted average)	A$1.33	-	-	A$0.24	-	-
Expected life (weighted average) (1)	3.99 years	3.74 years	4.28 years	5.08 years	-	4.57 years
Risk-free interest rate (weighted average)	0.175%	1.250%	1.317%	1.20%	-	1.266%
Expected volatility (weighted average) (2)	100%	100%	100%	100%	-	100%
Expected dividend yield (3)	-	-	-	-	-	-

Notes:

(1)	The expected life is based on the expiry date of the options or rights.
(2)	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
(3)	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.

19.	AUDITORS' REMUNERATION

	2022	July 20, 2020 to June 30, 2021
	US$	US$
PwC and related network firms:
Audit or review of financial reports - Group	561,970	103,058
Other services	-	-
BDO and related network firms:
Audit or review of financial reports - Group	-	10,947
Other services – tax compliance and corporate finance	13,645	7,920
	575,615	121,925

On July 12, 2021, the Company announced that PricewaterhouseCoopers (“PwC”) was appointed as auditor of the Company following the resignation of BDO Audit (WA) Pty Ltd (“BDO”) and ASIC’s consent to the resignation in accordance with section 329(5) of the Corporations Act 2001.

20.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being metal and mineral exploration and evaluation in the United States of America.
(a)	Reconciliation of non-current assets by geographical location

	2022	2021
	US$	US$
United States of America	3,819,215	1,044,369
	3,819,215	1,044,369

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)	Overview

The Group's principal financial instruments comprise cash, receivables, other financial assets, payables, loans and borrowings and lease liabilities. The main risks arising from the Group's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group's exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital.

The Group manages its exposure to key financial risks in accordance with the Group's financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group's financial risk management policy is to support the delivery of the Group's financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group's policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group's operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group's financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, receivables and other financial assets.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group's financial assets represents the maximum credit risk exposure, as represented below:

		2022	2021
	Note	US$	US$
Cash and cash equivalents	5	5,672,551	1,697,904
Trade and other receivables		22,540	341
Other financial assets		250,000	-
		5,945,091	1,698,245

With respect to credit risk arising from cash and cash equivalents, the Group’s exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Trade and other receivables comprise primarily deposits, accrued interest and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. At June 30, 2022 none of the Group’s receivables are past due.

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2022, the Group had sufficient liquid assets to meet its financial obligations.

The Group has complied with all financial covenants during the 2022 and 2021 financial periods, as the Group’s lease liabilities and other loans and borrowings do not impose any financial covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(c)	Liquidity Risk (continued)

	≤1 year	1-5 years	≥5 years	Total contractual cash flows	Carrying amount of liabilities
	US$	US$	US$	US$	US$
2022
Financial liabilities
Trade and other payables	1,899,348	-	-	1,899,348	1,899,348
Lease liabilities	167,619	421,142	-	588,761	506,573
Other loans and borrowings	7,811	31,242	4,556	43,609	36,457
	2,074,778	452,384	4,556	2,531,718	2,442,378
2021
Financial liabilities
Trade and other payables	544,842	-	-	544,842	544,842
Lease liabilities	115,067	461,903	-	576,970	475,652
	659,909	461,903	-	1,121,812	1,020,494

(d)	Interest Rate Risk

The Group’s exposure to the risk of changes in market interest rates relates primarily to the cash and short-term deposits with a floating interest rate. These financial assets with variable rates expose the Group to cash flow interest rate risk. All other financial assets and liabilities are either non-interest bearing (for example, receivables and payables) or have fixed interest rates (for example, lease liabilities, sub-lease receivables, and loans and borrowings).

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

		2022	2021
	Note	US$	US$
Interest-bearing financial instruments
Cash at bank and on hand	5	5,672,551	1,697,904
		5,672,551	1,697,904

The Group's cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 0.31% (2021: 0.25%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

Interest rate sensitivity

A sensitivity of 0.5% (50 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 0.5% (50 basis points) movement in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Profit or loss		Equity
	+0.5% US$	-0.5% US$	+0.5% US$	-0.5% US$
2022
Cash and cash equivalents	28,363	(28,363)	28,363	(28,363)
2021
Cash and cash equivalents	8,490	(8,490)	8,490	(8,490)

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
21.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(e)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

The Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than the functional currency of the group entity.

The Company’s functional currency is Australian dollars. The financial statements are presented in United States dollars which is the Group's presentation currency.

The Group also has transactional currency exposures relating to transactions denominated in currencies other than the functional currency of the entity.

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At the reporting date, the Group’s exposure to financial instruments denominated in currencies other than the functional currency of the group entity:

Assets and liabilities denominated in currencies other than the functional currency of the group entity	2022 US$ Equivalent	2021 US$ Equivalent
Financial assets
Cash and cash equivalents	2,040,266	-
Financial liabilities
Trade and other payables	(438,282)	-
Net exposure	1,601,984	-

Foreign exchange rate sensitivity

At the reporting date, had the US$ appreciated or depreciated against the $A, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity
	+10% US$	-10% US$	+10% US$	-10% US$
2022
Group	160,198	(160,198)	160,198	(160,198)
2021
Group	-	-	-	-

(f)	Commodity Price Risk

The Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group's control. As the Group is currently engaged in exploration and development activities, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.

(g)	Capital Management

The Board's policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board's objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.

There were no changes in the Group's approach to capital management during the year.

(h)	Fair Value

The fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the financial statements.

IperionX Limited (formerly Hyperion Metals Limited)
NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2022 (continued)
22.	CONTINGENT ASSETS AND LIABILITIES

Titan Project

At June 30, 2022, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 10,618 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

Blacksand

At June 30, 2022, the Group had an exclusive option to purchase 100% of the ownership interests of Blacksand Technology, LLC (“Blacksand”). Blacksand holds the exclusive commercial licensing rights for more than forty global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. If IperionX chooses to exercise its option, IperionX will: (i) pay US$12,000,000 to Blacksand and its members, of which the Company can elect to pay an amount (between 22.5% to 30%) in shares of the Company subject to IperionX obtaining shareholder approval (based on a share price equal to 75% of the 10-day VWAP of IperionX shares on ASX immediately preceding the closing date, subject to a floor of A$0.85 and a ceiling of A$3.00); (ii) commit to invest US$1,000,000 over a 3 year period towards the establishment of an endowed chair professorship at the University of Utah, which shall be used to support research and development related to Blacksand and IperionX, and other related technologies in the field of titanium, critical metals, and minerals; and (iii) pay the Blacksand members a royalty equal to 0.5% of cumulative net sales that relate to Blacksand assets or properties above US$300,000,000. The option period terminates upon the earliest to occur of (i) the closing of the purchase of Blacksand, (ii) termination of the existing Blacksand research agreements, (iii) December 31, 2022, or (iv) the termination of the Blacksand option agreement. If IperionX chooses not to exercise its option, the existing Blacksand research agreements will continue which provide IperionX with options to enter into license agreements with Blacksand over a suite of patented technologies that can produce low-cost and low-carbon titanium metal.

23.	EVENTS SUBSEQUENT TO BALANCE DATE

As at the date of this report there are no other matters or circumstances which have arisen since June 30, 2022 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2022, of the Group;

•	the results of those operations, in financial years subsequent to June 30, 2022, of the Group; or

•	the state of affairs, in financial years subsequent to June 30, 2022, of the Group.