Form 20-F/A
period 2022-06-30
IPERIONX Ltd
filed 2023-05-30
CIK 1898601

As filed with the Securities and Exchange Commission on May 30, 2023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F/A
(Amendment No. 1)

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

Yes  ☐ No  ☐

Auditor Name:	Auditor Location:	Audit Firm ID:
PricewaterhouseCoopers	Perth, Australia	1379

EXPLANATORY STATEMENT

IperionX Limited (the “Company”) filed its Annual Report on Form 20-F for the year ended June 30, 2022 (the “Original Form 20-F”), with the U.S. Securities and Exchange Commission (the “SEC”) on August 26, 2022. The Company is filing this Amendment No. 1 to the Original Form 20-F (this “Amendment”) to amend Section “Mineral Resources” of the Original Form 20-F and remove Exhibit 15.1, “Technical Report Summary for Titan Project”, which have been subsequently replaced with a revised Technical Report Summary dated May 30, 2023 (the “Amended TRS”). The Amended TRS is being filed as Exhibit 15.1 to the Amendment and contains updated disclosures presented in accordance with Item 1300 of Regulation S-K. See the forepart of the Amended TRS for a full description as to the updates made to the initial Technical Report Summary. This Amendment solely relates to, and replaces, all information previously included in Part I-Item 4. Information on the Company and Part III-Item 19. Exhibits.

Except as described above, this Amendment does not amend, update or change any other information set forth in the Original Form 20-F and does not reflect or purport to reflect any information or events occurring after the original filing date or modify or update those disclosures affected by subsequent events. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the Company’s other filings with the Securities and Exchange Commission. This Amendment consists solely of the preceding cover page, this explanatory note, Part I-Item 4. Information on the Company, Part III-Item 19. Exhibits, a signature page and the exhibits filed herewith.

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

On June 30, 2022, we reported the results of the Initial Assessment, which demonstrate the Titan Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other low carbon critical minerals needed for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications.

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

If we complete a definitive Feasibility Study for the Titan Project and ultimately make a decision to develop the Titan Project, this will require substantial additional funds, which would require future debt or equity financings. The Initial Assessment estimates the Titan Project’s initial capital costs to be US$237 million for the construction of the mine, WCP (as defined herein), and MSP (as defined herein), including a 30% contingency. The intended accuracy of the initial capital cost estimate for the Titan Project is ± 35%.

EXPLORATION RESULTS

Since securing the initial Titan Project land position in late-2020, we have focused on proving the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 300 drill holes totaling more than 10,000 meters drilled during the fiscal periods ended June 30, 2021 and 2022. On June 30, 2022, we reported the results of the Initial Assessment on the Titan Project, which demonstrate the Titan Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other low carbon critical minerals needed for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications. We also believe the results suggest that there is a significant potential to grow production and the Titan Project’s life in the future. The Initial Assessment, which adhered to the guidelines in Subpart 1300 of Regulation S-K, considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and government factors.

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

On June 30, 2022, we reported the results of the Initial Assessment. Over the next twelve months we have plans to undertake further drilling to expand and increase confidence in Titan Project deposit, as well as further metallurgical testwork, hydrology and geotechnical studies, and economic studies to assess the economic potential of the Titan Project and define a critical minerals reserve base.

In addition to the Initial Assessment, we may undertake additional technical studies, including pre-feasibility and/or feasibility studies. These additional studies will also adhere to the guidelines in Subpart 1300 of Regulation S-K. If we complete all technical studies (and all necessary permitting activities), we may then undertake minerals extraction and processing activities. However, we currently do not have detailed plans for any component of the exploration and development plans.

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

Mineral resources

The mineral resource figures presented herein are estimates based on information available at the time of calculation. A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade, or quality and quantity that there are reasonable prospects for economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The reference point for mineral resources is in situ. Mineral resources are subdivided in order of increasing geological confidence into inferred, indicated and measured categories. Metric tons of mineral resources containing total heavy minerals (“THM”), included in the indicated, and inferred resources, are those contained prior to losses during metallurgical treatment. The terms “measured resource”, “indicated resource”, and “inferred resource” mean the part of a mineral resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling that is considered to be comprehensive, adequate, or limited, respectively.

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

The estimated breakeven economic cut-off grade of 0.4% THM utilized for resource reporting purposes has been calculated using on a revenue cost break even calculation and is based on the following assumptions:

•	historical 2017 to 2021 annual average prices for ilmenite, rutile, rare earth concentrate and zircon as set out below;

•	recovery factors of 82.6% for ilmenite, 60.9% for rutile, 77.1% for rare earth concentrate and 90.8% for zircon;

•	operating cost estimates of $3.00/t ROM mining, $3.00/t ROM processing, $0.40/t ROM transport and $0.90/t ROM general and administrative costs; and

•	a royalty of 5% is included in the cut-off grade.

Historic, spot, and forecast product prices (US$/t, 2022 real terms, rounded).

Product	Historic 2017 – 2021 (annual average, US$/t)	Spot pricing[1]	Forecast 2023 – 2027 (annual average, US$/t)	Forecast 2028+ (annual average, US$/t)
Rare earth concentrate	$4,821[2]	$11,180 – $12,850	$14,325	$17,690
Rutile	$1,030	$1,960 – $2,280	$1,475	$1,285
Chloride Ilmenite	$200	$390 – $470	$305	$310
Zircon (premium)	$1,405	$2,500 – $3,025	$2,240	$1,685
Zircon (concentrate)	$630	$945 – $1,330	$1,010	$760

Historic, spot, and forecast individual REE prices (US$/t, 2022 real terms, rounded).

Rare Earth Oxide	Historic 2017 - 2021 (annual average US$/kg)[3]	Spot pricing[4] (US$/kg)	Forecast 2023 - 2027 (annual average US$/kg)	Forecast 2028+ (annual average US$/kg)
Lanthanum	$1.8	$1.2	$1.4	$1.4
Cerium	$1.7	$1.3	$1.5	$1.5
Praseodymium	$64.1	$143.9	$194.4	$242.4
Neodymium	$58.2	$143.9	$204.6	$255.1
Samarium	$2.0	$$3.3	$4.9	$6.8
Europium	$44.5	$27.6	$34.5	$40.2
Gadolinium	$24.0	$79.0	$108.1	$130.1
Terbium	$695.0	$2,109.6	$2,419.6	$2,935.2
Dysprosium	$253.3	$371.2	$565.5	$690.6
Holmium	$61.7	$193.1	$295.5	$337.1
Erbium	$26.3	$53.7	$64.8	$73.9
Ytterbium	$12.8	$14.8	$18.6	$21.7
Lutetium	$545.8	$782.7	$900.9	$1,051.0
Yttrium	$3.6	$12.3	$16.1	$22.7

[1]	Sources: Ruidow.com at June 29, 2022 and Iluka Resources.
[2]
Refer to table below for individual prices for REE’s that contribute to the REE concentrate price and table below for the percentage of each REE in our REE concentrate. REE historic average pricing is based on limited available data for 2017.

[3]	REE historic average pricing is based on limited available data for 2017.
[4]	Source: Argus at June 29, 2022.

Pricing has been based upon the following standard product specification requirements:

Initial Assessment product specification requirements.

Product	Product specification requirements
Rare earth concentrate
Mineral rare earth concentrate with 58.68 weight % total rare earth oxides (TREO) – as set out in Table 19. Value of rare earth concentrate calculated as 31% value of contained TREO plus 10% premium for Titan Project’s heavy rare earth enrichment.

Rutile	Bulk rutile with titanium dioxide content (TiO2) of 94% - 96%
Chloride Ilmenite	Chloride ilmenite with titanium dioxide content (TiO2) of 58% - 65%
Zircon (premium)	Premium bulk zircon with ZrO2 + HfO2 >66%
Zircon (concentrate)	Zircon concentrate with ZrO2 + HfO2 >30%

Key product specifications of Titan-derived rare earth mineral concentrate.

Rare Earth Oxide	Concentration (weight %)
La	10.50%
Ce	21.90%
Pr	2.59%
Nd	9.85%
Sm	1.80%
Eu	0.15%
Gd	1.48%
Tb	0.20%
Dy	1.19%
Ho	0.22%
Er	0.66%
Tm	0.09%
Yb	0.54%
Lu	0.08%
Y	7.43%
TREO	58.68%

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

Initial Assessment

The Company engaged Primero Group Americas Inc. (“Primero”) to manage the Initial Assessment for the Titan Project near Camden, Tennessee.

The Initial Assessment for our Titan Project is based on a mine life of 25 years and includes a mineral deposit with a nearby Wet Concentrator Plant (“WCP”) located approximately at 28 km northwest from the city of Camden. The Titan Project also includes a dry Mineral Separation Plant (“MSP”) located approximately 2 km southwest of the city of Camden. The distance separating the two plants is approximately 30 km and accessed via public roads and highways.

The products from the Titan Project include ilmenite, rutile, premium zircon, zircon concentrate and rare earth concentrate (mainly monazite). Key production values are presented below.

Titan Project – Key Initial Assessment Outcomes

Titan Project Average Annual Production Targets over 25-year mine life :
Ilmenite	95,500 t/y
Rutile	16,700 t/y
Monazite	4,600 t/y
Zircon - premium	22,400 t/y
Zircon - concentrate	16,000 t/y

Operating and capital costs

The Initial Assessment estimates the Titan Project’s annual average annual operating cost of approximately US$67 million per annum over the 25-year mine life, including royalties. The intended accuracy of the operating cost estimate for the Titan Project is ±35%.

The Initial Assessment estimates the Titan Project’s initial capital costs to be US$237 million for the construction of the mine, WCP, and MSP, including a 30% contingency. The intended accuracy of the initial capital cost estimate for the Titan Project is ± 35%.

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

On June 30, 2022, we reported the results of the Initial Assessment on the Titan Project, which demonstrate the Titan Project’s potential to be a sustainable, low cost and globally significant North American producer of titanium, rare earths and other low carbon critical minerals needed for advanced U.S. industries such as space, aerospace, electric vehicles and 3D printing, as well as critical defense applications. We also believe the results suggest that there is a significant potential to grow production and the Titan Project’s life in the future.  The Initial Assessment, which adhered to the guidelines in Subpart 1300 of Regulation S-K, considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and government factors.

Following the completion of this initial assessment, we may undertake additional technical studies, including pre-feasibility and/or feasibility studies. These additional studies will also adhere to the guidelines in Subpart 1300 of Regulation S-K. If we complete all technical studies (and all necessary permitting activities), we may then undertake minerals extraction and processing activities. However, we currently do not have detailed plans for any component of the exploration and development plans.

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

Figure 1: Titan Project location of properties

Figure 2: Titan Project location of properties containing mineral resources (the coordinate system and datum used for modeling is UTMZ16N, NAD83)

ITEM 19.	EXHIBITS.

Exhibit Number	Description

1.1#
Certificate of the Registration of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

1.2#	Constitution of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

2.1#
Deposit Agreement among IperionX Limited, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Company’s Registration Statement on Form 20-F, filed on June 10, 2022)

2.2#	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)

2.3#	Description of Share Capital

4.1+#
Option Agreement by and among Hyperion Materials & Technologies, LLC, IperionX Limited (formerly Hyperion Metals Limited) and Blacksand Technology, LLC and its members, dated October 20, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.2+#
Option of Exclusive License Agreement between Hyperion Materials & Technologies, LLC and Blacksand Technology, LLC, dated February 13, 2021 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.3+#
Master Services Agreement between Blacksand Technology, LLC and Hyperion Materials & Technologies, LLC, dated February 13, 2021, and related statements of work (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.4#	IperionX Limited (formerly Hyperion Metals Limited) Employee Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.5#	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

8.1#	List of Subsidiaries of IperionX Limited (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

12.1*	Section 302 Certification of Chief Executive Officer

12.2*	Section 302 Certification of Chief Financial Officer

15.1*	Technical Report Summary on the Titan Project

15.2*	Consent of Qualified Person (Adam Karst)

15.3*	Consent of Qualified Person (Eugene Dardengo)

15.4*	Consent of Qualified Person (Stephen Miller)

15.5*	Consent of Qualified Person (Jacques Parent)

101.1#
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

104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

#	Filed previously with the annual report on Form 20-F, dated August 26, 2022.
+	Certain confidential information contained in this document, marked by [***], has been omitted because it is both (i) not material and (ii) would be competitively harmful if publicly disclosed.
*	Filed herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

IPERIONX LIMITED

	By:	/s/ Anastasios Arima
Anastasios Arima
Chief Executive Officer and Managing Director
Date: May 30, 2023