Form 20-F
period 2023-06-30
IPERIONX Ltd
filed 2023-09-18
CIK 1898601

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from __________ to __________

Commission file number 001-41338
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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2023: 193,493,973 ordinary shares.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒  No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP  ☐

International Financial Reporting Standards as issued by the International Accounting Standards Board ☒

Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐ Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐ No ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Yes  ☐ No  ☐

INTRODUCTION

IperionX Limited (“IperionX” or the “Company”) aims to become a leading sustainable producer of titanium alloys and critical minerals.

Titanium is prized for its high strength-to-weight ratio and its resistance to high temperatures and corrosion. Titanium has strength-to-weight and corrosion resistance properties that are prized by many advanced industries, including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.  IperionX is in commercial discussions with a range of customers across these sectors that desire high-performance titanium products via a more sustainable supply chain.

IperionX aims to sell titanium alloys and manufactured titanium products directly to these customers. Our future products may include manufactured titanium components, titanium powders for additive manufacturing and powder metallurgy and traditional titanium plate, bar, rod and wire. We expect to offer a range of titanium alloys, including aerospace grade titanium alloys and other high performance titanium alloys.

Since the 1940’s, titanium has been mass produced using the “Kroll Process”, which is relatively energy and cost-intensive and produces high levels of greenhouse gas emissions.  In contrast, IperionX holds an exclusive option to acquire the intellectual property rights to certain patented titanium and metal alloy production technologies (the “Technologies”) which are expected to use less energy to produce high-performance titanium products, at lower costs, with zero Scope 1 and 2 emissions, driven by the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment furnished to the SEC on Form 6-K dated April 26, 2023).

Today the United States has limited domestic primary titanium metal (titanium sponge) production capacity and the U.S. currently imports over 95% of the titanium sponge required for its advanced industries. We plan to re-shore titanium metal production in the U.S., thereby reducing the acute reliance on primary titanium imports from foreign nations and strengthening the domestic titanium supply chain.

To achieve our goals, IperionX has two key value drivers:

•
Titanium: IperionX intends to scale the Technologies to produce high performance titanium alloys and products at lower costs, with zero Scope 1 and 2 emissions, from either scrap titanium or titanium minerals. IperionX currently produces titanium products made from scrap titanium at our industrial pilot facility (“IPF”) in Utah, U.S. and plans to construct a larger-scale titanium production facility in Virginia, U.S.; and

•
Critical minerals: IperionX owns the Titan critical minerals project (the “Titan Project”) in Tennessee, U.S., which is currently one of the largest titanium, zircon and rare-earth mineral resources, reported in accordance with Item 1300 of Regulation S-K, in the United States. At full production, we anticipate that the Titan Project could produce approximately 100,000 tons per annum of titanium minerals that could potentially be used as a feedstock to produce 100% American-made titanium alloys.

We expect that the Technologies will allow a low life cycle carbon footprint and a more sustainable production of titanium alloys. IperionX currently produces high performance titanium products made with 100% titanium scrap feedstock at our IPF in Salt Lake City, Utah.

To meet the growing demand for sustainable and lower cost titanium products, IperionX plans to build a larger titanium production facility in Halifax County, Virginia, with first production expected in 2024. Once commissioned, we intend to scale the capacity of this innovative titanium production facility – in a modular development approach – to the higher production levels on the same site in Virginia.

To support the potential future growth in titanium production, we plan to develop the Titan Project in Tennessee to provide low-cost titanium mineral feedstock.  In addition, we believe the Titan Project has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These minerals are important for advanced U.S. industries including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

Nature of Our Business

IperionX is developing a U.S. based, integrated titanium business to support a range of advanced industries mentioned above.  We expect to offer a range of titanium products and alloys for customers across these key industries.

Our portfolio of assets includes our operational IPF in Salt Lake City, Utah; our planned larger-scale titanium production facility in Halifax County, Virginia, including a planned titanium demonstration facility (“TDF”) and titanium commercial facility (“TCF-1”); and our Titan Project in Tennessee that has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals.

IperionX has the exclusive option to acquire all of the assets of Blacksand Technology LLC (“Blacksand”), which has developed patents to the Technologies, and holds options for exclusive global licenses over the Technologies, including hydrogen assisted metallothermic reduction (“HAMR”), granulation sintering deoxygenation (“GSD”), low carbon titanium mineral enrichment (“Green Rutile”), hydrogen sintering and phase transformation (“HSPT”), alkaline roast and hydrolysis (“ARH”) and other titanium alloying technologies.

History of the Company

IperionX was originally incorporated in Western Australia on May 5, 2017 and changed its name to IperionX Limited on February 9, 2022. We are subject to the provisions of the Australian Corporations Act. IperionX acquired Hyperion Metals (Australia) Pty Ltd (“HMAPL”), which holds the Titan Project, on December 1, 2020.

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

On June 30, 2022, we reported the results of our initial assessment for the Titan Project (the “Initial Assessment”), which described the Titan Project’s potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals needed for advanced U.S. industries such as consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to: risks related to the effects of health epidemics, including the COVID-19 pandemic; risks related to our limited operating history in the titanium metal manufacturing industry; risks related to our ability to commercialize the Technologies; risks related to our ability to produce titanium metal powders and products to customers’ exact specification; risks related to our ability to identify and contract long-term offtake customers for our titanium metal products; risks related to our limited operating history in the minerals extraction industry; risks related to our status as an exploration stage company; risks related to our ability to identify mineralization and achieve commercial minerals extraction; risks related to minerals extraction, exploration and extraction site construction, if warranted, on our properties; risks related to our ability to achieve and maintain profitability and to develop positive cash flow from any minerals extraction activities; risks related to investment risk and operational costs associated with our exploration activities; risks related to our ability to access capital and the financial markets; risks related to compliance with government regulations; risks related to our ability to acquire necessary minerals extraction licenses, permits or access rights; risks related to environmental liabilities and reclamation costs; risks related to volatility in minerals and metals prices or demand for minerals and metals; risks related to stock price and trading volume volatility; risks relating to the development of an active trading market for the ADSs; risks related to ADS holders not having certain shareholder rights; risks related to ADS holders not receiving certain distributions; risks related to our status as a foreign private issuer and emerging growth company; and risks related to the other matters described in the section titled “Risk Factors” beginning on page 11.

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

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; for example, fiscal 2023 refers to our fiscal year ended June 30, 2023. All dates in this annual report refer to calendar years, except where a fiscal year is indicated.

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

Unless otherwise indicated, the disclosure of cost estimates and financial analysis included in this annual report is based on, and accurately reflects, information and supporting documentation prepared, reviewed and approved by Mr. Jacques Parent, who is a QP within the meaning of Item 1300 of Regulation S-K. Mr. Parent was employed by Primero Group Americas Inc. who is a consultant to the Company that is not affiliated with the Company.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis was extracted from our ASX announcement dated June 30, 2023 which is available to view on the Company’s website at www.iperionx.com. We confirm to Australian investors that: a) we are not aware of any new information or data that materially affects the information included in the original ASX announcement; b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcement continue to apply and have not materially changed; and c) the form and context in which the relevant Competent Persons’ findings are presented in this annual report have not been materially changed from the original ASX announcement. “Competent Person” under the Australian rules is a minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a “Recognized Professional Organization”, as included in a list available on the JORC and ASX websites.

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

We incurred net losses of US$17.4 million and US$21.5 million for fiscal 2023 and fiscal 2022, respectively. We incurred net cash outflows from operating and investing activities of US$21.6 million and US$15.2 million for fiscal 2023 and fiscal 2022, respectively. We believe that we will continue to incur net losses until such time as we commence commercial scale production of our critical minerals and/or titanium metals. At June 30, 2023, we had cash reserves of US$11.9 million and net assets of US$20.6 million.

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

Failure to obtain additional funding on a timely basis could cause the Group to forfeit its interests in some or all of its properties and reduce or terminate its operations. As a result of these matters, there is a material uncertainty that may cast significant doubt or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

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

We do not currently own the Technologies. We have access to the Technologies through an agreement, first entered into with Blacksand Technology, LLC (“Blacksand”) in October 2021, and subsequently amended and restated in December 2022 (the “Blacksand Option Agreement”), pursuant to which we have an exclusive license under Blacksand’s HAMR and GSD patented technologies for the processing of titanium ore or feedstock and the production of titanium alloys or products. Separately, under the same Blacksand Option Agreement, we have both (1) an exclusive option either to purchase 100% of Blacksand’s assets, including Blacksand’s intellectual property assets (“Purchase Option”); or, at our sole election, (2) an exclusive option to continue to license Blacksand’s intellectual property (“Exclusive License Option”). While the Blacksand Option Agreement contains provisions that protect us against non-compliance by Blacksand, if (i) we or Blacksand fail or fails to comply with the terms of these agreements, or (ii) we are unable to pay the exercise price of the Blacksand Option Agreement, or otherwise decide not to exercise the option pursuant to the Blacksand Option Agreement, we may lose access to the Technologies, which would adversely affect our business, prospects, financial condition and operating results. For more information on our agreements with Blacksand, see “Item 4. Information on the Company – B. Business Overview – Additional Business Information – Potential Acquisition of Blacksand.”

Failure to commercially scale our closed-loop titanium production processes may result in material adverse impacts to, or failure to achieve, our growth projections.

The Technologies have shown the potential to be capable of closed-loop titanium production, taking recycled titanium scrap metal as feedstock, at our IPF in Utah, but we have not yet scaled this process at TDF and TCF-1 in Virginia, our planned larger-scale facilities.

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

Delays in the development and scale-up of our titanium metal products would adversely affect our business because it will delay our ability to generate revenue and potentially adversely affect the development of customer relationships. Additionally, we may encounter delays in launching our titanium metal products on the market, including delays in entering into agreements for the supply of component parts and manufacturing tools and supplies. Delays in the launching of our product would materially and adversely affect our business, prospects, financial condition and operating results.

We rely and will rely on independent contractors, consultants and other third parties to provide key development and operational services, and any disruption of their services, or an increase in cost of these services, would adversely affect our financial condition and results of operations.

We depend and will depend on subcontractors, consultants and other third parties to provide supply chain functions, including sourcing certain subcomponents and assemblies, and in process development activities. Our operations and operating results may be adversely affected if we experience problems with our subcontractors, consultants or other third parties. These problems may include delays in software or hardware development timelines; prolonged inability to obtain components with competitive performance and cost attributes; inability to achieve adequate yields or timely delivery; inability to meet customer timelines or demands; disruption or defects in assembly, test or shipping services; or delays in stabilizing manufacturing processes or increasing production volumes. We are actively monitoring the impacts of Russia’s invasion of Ukraine and continuing to assess its potential to materially affect our business. To date, we have not experienced any material disruption in our operations nor any material increase in our capital expenditures. Accordingly, we have not yet taken measures to mitigate potential adverse effects of such conflict. The length and outcome of Russia’s invasion of Ukraine is highly unpredictable, however. The conflict may continue to cause significant market and other disruptions, including significant volatility in commodity prices, supply of energy resources and supply chain interruptions, which could adversely affect the ability of our third-party providers to offer their services at a rate reasonable to us or at all. If such providers were to reduce or discontinue services for us or their operations are disrupted, our financial condition and results of operations could be adversely affected.

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

Even if we are able to commence commercial production of titanium metal products, our products may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our products are inherently complex and incorporate technology and components that may have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our planned products. We cannot assure you that we will be able to detect and fix any defects in our products prior to sale. If our products fail to perform as expected, we may lose customers or customers may delay or terminate orders, each of which could adversely affect our business, prospects and results of operations.

An inability to refine the mineral extraction processes at our upstream Titan Project or the subsequent titanium metal production processes at our downstream titanium processing facility may materially and adversely affect our financial condition or results of operations.

An inability to refine the mineral extraction processes at our upstream Titan Project or the subsequent titanium metal production processes at our downstream titanium processing facility may materially and adversely affect our financial condition or results of operations. In addition, any delay or failure in developing processes to meet changing customer needs or specifications may materially and adversely affect our financial condition or results of operations.

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

The extraction and processing of titanium minerals and the production of titanium metal products requires complex machinery. As a result, there is a significant degree of uncertainty and risk and that the Technologies and related machinery will not operate as expected or will be more costly to operate than expected. In addition, operational problems with the machinery could result in the personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these operational problems could materially and adversely affect our business, results of operations, cash flows, financial condition or prospects.

If we fail to accurately predict our manufacturing requirements and timelines, we could incur additional costs or experience delays.

We are in the early stages of commercializing our products. As a result, it is difficult to predict our future revenues and expenses or trends in such revenues or expenses. We have limited historical information to assess demand for our ability to extract and process titanium and to develop, manufacture and deliver titanium metal products.

We may be adversely affected by fluctuations in demand for, and prices of, titanium metal and products.

We expect to generate revenue from the sale of titanium alloys and titanium products. As a result, our profitability could be adversely affected by changes in demand for, and the market price of, titanium alloys and products.

The success of our business will depend on the growth of existing and emerging uses for titanium.

The success of our business will depend on the growth of existing and emerging uses for titanium. Our business strategy principally relies on commercializing the Technologies to produce titanium products for markets including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. Our long-term success depends on the continued growth of these markets and successfully commercializing titanium metal products in such markets. Our estimates of market opportunity and market growth, whether derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. If these markets do not grow as we expect or if the demand for our intended products decreases, then our business, prospects, financial condition and operating results could be adversely affected.

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

Third parties may hold or obtain patents, trademarks or other proprietary rights that may prevent, limit or interfere with our ability to manufacture, develop or sell our products, which could make it more difficult for us to operate our business and generate revenue. From time to time, we may receive inquiries from holders of patents or trademarks inquiring whether we are infringing their proprietary rights and/or seeking court declarations that they do not infringe upon our intellectual property rights. Companies holding patents or other intellectual property rights relating to titanium metal products may bring suits alleging infringement of such rights or otherwise asserting their rights and seeking licenses. In addition, if we are determined to have infringed upon a third party’s intellectual property rights, we may be required to do one or more of the following: cease selling, incorporating or using products that incorporate the challenged intellectual property; pay substantial damages; obtain a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; or redesign our titanium metal products. In the event of a successful claim of infringement against us and our failure or inability to obtain a license to the infringed technology, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

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

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future profit and growth.

Until we achieve commercial production of critical minerals or titanium products, we will continue to incur operating and investing net cash outflows associated with, among other things, exploration and development activities and maintaining and acquiring exploration properties. As a result, we rely on access to capital markets as a source of funding for our capital and operating requirements. We will require substantial additional capital to fund ongoing operations, explore and define metal reserves and resources, conduct feasibility studies and construct extraction and manufacturing operations. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all. If we are unable to obtain additional financing, as needed and at competitive rates, our ability to implement our business plan and strategy will be adversely affected. We cannot assure you that we will be able to secure any additional funding or be able to secure funding which will provide us with sufficient funds to meet our objectives, which may adversely affect our business and financial position. Certain market disruptions may increase our cost of borrowing or affect our ability to access one or more financial markets. Such market disruptions could result from: rising inflation; bank failures and the potential adverse effect on the credit market; adverse economic conditions; adverse general capital market conditions; poor performance and health of the minerals and metals industry or minerals extraction in general; bankruptcy or financial distress of other metals companies; significant decrease in the demand for metals; or adverse regulatory actions that affect our exploration and construction plans.

Climate change may adversely affect our business operations.

We are subject to risks associated with climate change which could harm our results of operations and increase our costs and expenses. The occurrence of severe adverse weather conditions, including increased temperatures, hail, droughts, fires or floods, may have a potentially devastating impact on our operations. Adverse weather may result in physical damage to our operations, instability of our infrastructure and equipment, washed-out roads to our projects, and alter the supply of water and electricity to our mining sites. Increased temperatures may also decrease worker productivity at our projects and raise cooling costs. Should the impacts of climate change be material in nature or occur for lengthy periods of time, our financial condition or results of operations would be adversely affected.

Cybersecurity risks and cyber incidents may adversely affect our business.

Attempts to gain unauthorized access to our information technology systems become more sophisticated over time. These attempts, which might be related to industrial or other espionage, include covertly introducing malware to our computers and networks and impersonating authorized users, among others. We seek to detect and investigate all security incidents and to prevent their recurrence, but in some cases, we might be unaware of an incident or its magnitude and effects. The theft, unauthorized use, or publication of our intellectual property and/or confidential business information could harm our competitive position, reduce the value of our investment in research and development and other strategic initiatives or otherwise adversely affect our business. In addition, the devotion of additional resources to the security of our information technology systems in the future could significantly increase the cost of doing business or otherwise adversely impact our financial results.

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

Our ability to achieve our objectives may depend on the ability of our directors, officers and management to implement current plans and respond to any unforeseen circumstances that require changes to those plans. The execution of our exploration and development plans may place demands on us and our management. Our ability to recruit and assimilate new personnel may be critical to our performance. We will be required to recruit additional personnel and to train, motivate and manage employees, which may adversely affect our plans.

Our success will depend in part on developing and maintaining relationships with local communities and other stakeholders.

Our success may depend in part on developing and maintaining productive relationships with the communities surrounding our operations and other stakeholders in our operating locations. Notwithstanding our ongoing efforts, local communities and stakeholders can become dissatisfied with our activities, which may result in legal or administrative proceedings or campaigns against us, which could materially adversely affect our financial condition, results of operations and cash flows.

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

We will be required to obtain and renew governmental permits in order to achieve our business plans, a process which is often costly and time-consuming.

We have already obtained permits we need to start construction and operations of our planned wet concentrator plant at the Titan Project, but we will be required to obtain additional governmental permits to construct our planned dry mineral separation plant. We also will be required to renew our permits from time to time.  Obtaining and renewing governmental permits is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or we may find that the cost and time required to obtain or renew such permits exceeds our expectations, which in turn could materially adversely affect our business plans or our prospective or actual revenues and profitability. In addition, private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development or operation of a property.

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

We expect our future revenues, if any, to be derived in part from the extraction and sale of critical minerals including titanium and rare earth and zircon containing minerals. The price of such minerals and metals may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on metals prices, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted. Additionally, new production of critical minerals including titanium, rare earth elements, and zircon from current or new competitors in the critical minerals markets could adversely affect prices. In recent years, new and existing competitors have increased the supply of certain critical minerals including titanium, rare earth elements, and zircon, which may have negatively affected its price. Further production increases could negatively affect prices. We cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational.

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

Risks Related to Our ADSs

An active trading market for the ADSs may not be developed or sustained, and the trading price for the ADSs may be volatile and affected by economic conditions beyond our control.

We listed the ADSs on Nasdaq in June 2022. However, a liquid public market in the United States for your ADSs may not develop or be sustained, which means you may experience a decrease in the value of the ADSs regardless of our operating performance. In addition, the market price of the ADSs may be highly volatile and subject to wide fluctuations.  For instance, during fiscal 2023, the closing price of our ADSs ranged from US$4.49 to US$13.21. We cannot assure you that the market price of the ADSs will not fluctuate or decline significantly in the future.  Some specific factors that could adversely affect the price of the ADSs or trading volumes include actual or expected changes in our prospects or operating results; changes in actual or anticipated demand for our products; general economic conditions; and the liquidity of U.S. and Australian trading markets. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, issues and delivers ADSs. ADS holders will not be treated as shareholders and will not have shareholders rights. The depositary will be the holder of our ordinary shares represented by the ADSs. Holders of ADSs will have ADS holder rights. A deposit agreement among us, the depositary, and the beneficial owners and holders of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. We and the depositary may amend or terminate the deposit agreement without the ADS holders’ consent in a manner that could prejudice ADS holders. For a description of ADS holder rights, see “Item 12. Description of Securities Other Than Equity Securities-D. American Depositary Shares.” Our shareholders have shareholder rights. Australian law and our Constitution govern shareholder rights. For a description of ADS holder rights and the rights of our ordinary shares, see “Item 10. Additional Information-A. Share Capital.”

ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to receive our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs, but only if we ask the depositary to ask for their instructions. If we do not ask the depositary to ask for the instructions, our ADS holders are not entitled to receive our notices of general meeting. ADS holders will not be entitled to attend and vote at a general meeting unless they surrender their ADSs and withdraw the ordinary shares. However, our ADS holders may not have sufficient advance notice about the meeting to surrender their ADSs and withdraw the shares. If we ask for ADS holders’ instructions, the depositary will notify ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as practical, subject to Australian law and the provisions of the deposit agreement, to vote the shares as ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of the ADS holders. We cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares. In addition, there may be other circumstances in which ADS holders may not be able to exercise voting rights.

ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to any shares, the directors may determine that a dividend will be payable on our ordinary shares and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on our ordinary shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses and subject to the provisions of the deposit agreement. Before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADS depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to ADS holders amounts distributed by us as a dividend or distribution.

There are circumstances where it may be unlawful or impractical to make distributions to the holders of ADSs.

The deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. If a distribution is payable by us in Australian dollars, the depositary will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, ADS holders may lose some of the value of the distribution. The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. This means that ADS holders may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to them.

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

•	it did not have jurisdiction;
•	it was not an appropriate forum for such proceedings;
•
applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; or

•	the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.

Certain of our directors and executive officers are residents of countries other than the United States. Furthermore, a portion of our and their assets are located outside the United States. As a result, it may not be possible for a holder of our ordinary shares or ADSs to:

•	effect service of process within the United States upon certain directors and executive officers or on us;
•
enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;

•
enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or

•	bring an action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.

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

The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire the ADSs on the open market. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

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

Our ordinary shares are listed on the ASX and the ADSs are listed on Nasdaq. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.

Certain of outstanding securities may dilute the value of our ordinary shares.

As of June 30, 2023, we had 193,493,973 ordinary shares outstanding and 39,600,000 ordinary shares reserved for issuance upon conversion of performance shares upon the satisfaction of certain performance conditions. To the extent that the conditions to the vesting of such securities are satisfied, the value of our ordinary shares may be diluted.

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

For as long as we are a “foreign private issuer,” we intend to file our annual financial statements on Form 20-F and furnish our semi-annual financial statements and quarterly updates on Form 6-K to the SEC as long as we are subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act. However, the information we file or furnish is not the same as the information that is required in annual and quarterly reports on Form 10-K or Form 10-Q for U.S. domestic issuers. Accordingly, there may be less information publicly available concerning us than there is for a company that files as a domestic issuer.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States; and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices and to comply with United States generally accepted accounting principles, as opposed to IFRS. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.

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

We will cease to be an emerging growth company upon the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;
•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is expected to be June 30, 2028, unless we change our fiscal year;

•	the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; or
•
the date on which we are deemed to be a “large accelerated filer,” as defined in Rule 12b-2 of the Exchange Act, which would occur as of the end of any fiscal year in which the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

We will incur significant costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to compliance initiatives.

We originally listed the ADSs in the United States in June 2022 and, as a result, we expect to incur significant legal, accounting, insurance and other expenses in the future periods that we did not incur prior to listing in the United States. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives, and we may need to add additional personnel and build our internal compliance infrastructure. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.

We do not anticipate paying dividends in the foreseeable future.

We have not declared any dividends during the last three fiscal years and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of the Board on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law. As a result, a return on your investment will only occur if the ADS price appreciates. We cannot assure you that the ADSs will appreciate in value or even maintain the price at which you purchase the ADSs. You may not realize a return on your investment in the ADSs and you may even lose your entire investment in the ADSs.

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

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those of many U.S. companies.

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

We believe that we were a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for the taxable year ended June 30, 2023, and we expect to be a PFIC for the taxable year ending June 30, 2024, which could have adverse tax consequences for our investors.

The rules governing PFICs can have adverse consequences for U.S. investors for U.S. federal income tax purposes. Under the Internal Revenue Code of 1986, as amended (the “Code”), we will be a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to our subsidiaries, either (i) 75% or more of our gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of our assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains. We believe that we were a PFIC for the taxable year ended June 30, 2023 because we did not have active business income in that taxable year, and we expect to be a PFIC for the current taxable year ending June 30, 2024 because we do not expect to begin active business operations in the current taxable year.

If we are characterized as a PFIC for any taxable year during which a U.S. Holder (as defined in “Item 10. Additional Information-E. Taxation-Material U.S. Federal Income Tax Considerations”) holds ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we ceased to meet the threshold requirements for PFIC status. Such a U.S. Holder may suffer adverse tax consequences, including ineligibility for any preferential tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred and additional reporting requirements under U.S. federal income tax laws and regulations. A U.S. Holder may, in certain circumstances, make a timely qualified electing fund (“QEF”) election or a mark-to-market election to avoid or minimize the adverse tax consequences described above. We do not, however, expect to provide the information regarding our income that would be necessary in order for a U.S. Holder to make a QEF election. Potential investors should consult their own tax advisors regarding all aspects of the application of the PFIC rules to our ADSs.

We have identified material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for the fiscal years ended June 30, 2023 and 2022. We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations, or prevent fraud. Failure to comply with requirements to design, implement and maintain effective internal controls or any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of the ADSs.

As further noted below, our management has identified material weaknesses in internal control over financial reporting which, if not remediated, would preclude management from concluding such controls are effective. For our fiscal year ended June 30, 2023, we have made our annual assessment of our internal control over financial reporting pursuant to Section 404, and our management has certified our financial and other information in this annual report and has provided an annual management report on the effectiveness of control over financial reporting. However, as we are an emerging growth company, our independent registered public accounting firm will generally not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company.

In its assessment of the effectiveness of our internal control over financial reporting, our management identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework (2013).

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

We have implemented a number of measures intended to remediate these material weaknesses, including (i) establishing effective monitoring and oversight controls for non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures, (ii) implementing formal processes and controls to identify, monitor and mitigate segregation of duties conflicts, and (iii) improving our IT systems and monitoring of the IT function. We may incur substantial costs related to remediation of material weaknesses and to developing, implementing and testing changes to our internal controls.

We cannot assure you that the measures that we have taken, and that will be taken, to remediate these material weaknesses will, in fact, remedy the material weaknesses or will be sufficient to prevent future material weaknesses from occurring.

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

The Company’s legal and commercial name is IperionX Limited. IperionX was originally incorporated in Western Australia as Tao Commodities Limited on May 5, 2017, changed its name to Hyperion Metals Limited on April 14, 2021 and changed its name to IperionX Limited on February 9, 2022. We are an Australian public company subject to the provisions of the Australian Corporations Act.

IperionX acquired Hyperion Metals (Australia) Pty Ltd (“HMAPL”), which holds the Titan Project, on December 1, 2020.

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

Our mission

IperionX aims to be a leading American producer of titanium alloys, titanium products, and critical minerals. Founded in 2020, IperionX is a public company listed on both the ASX and Nasdaq.

We plan to develop domestic critical material supply chains, starting with titanium. We intend to achieve this goal by utilizing the patented Technologies to produce high-performance titanium products. The Technologies have demonstrated the ability to make titanium products from either titanium metal scrap or titanium mineral feedstocks.

In addition to our metals technologies operations, IperionX also holds a 100% interest in the Titan Project, located near Camden, Tennessee. The Titan Project is currently one of the largest titanium, zircon and rare-earth mineral resources, reported in accordance with Item 1300 of Regulation S-K, in the United States.

IperionX aims to eventually establish a domestic mineral-to-metal titanium supply chain via the vertical integration of its technologies and its mineral assets.

Why Titanium?

Titanium is a strong, lightweight metal with important material properties for applications in consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. A range of titanium alloys are recognized for high strength-to-weight ratio and excellent corrosion resistance that exceed many alloys of stainless steel and aluminum. However, titanium’s high production and manufacturing cost has historically been a major factor in hindering its application versus other structural metals such as stainless steel and aluminum.

Currently, primary titanium metal is largely produced by the Kroll Process, invented in the 1940s. The Kroll Process works by reducing titanium from titanium tetrachloride with magnesium in a capital and energy intensive batch process.

After primary titanium is produced with the Kroll Process, it must be melted, alloyed and remelted into ingots. The ingots are then processed in a series of manufacturing steps to produce mill products, including consecutive rolling steps, extruding and forging. Mill products can be machined into parts using subtractive methods where large portions of the titanium metal are machined away into scrap. Some mill products are drawn into wire and used in a gas atomization process to produce spherical titanium powders.

Absent any substantial domestic titanium sponge production capacity, the United States depends on imported titanium to support its defense and critical infrastructure needs. In 2018, Russian and Chinese titanium sponge producers controlled 61% of the world’s titanium sponge production. By 2020, Russia and China’s control of global titanium sponge production had increased to approximately 70%.

We plan to re-shore titanium metal production in the United States by vertically integrating the Technologies and the Titan Project to make sustainable, lower cost titanium.

Re-Shoring U.S. Titanium Metal Production with Production Technologies

IperionX holds exclusive commercialization rights to a range of patented technologies for producing titanium metal powders and products. These Technologies were initially developed by Dr. Z. Zak Fang and his team at the University of Utah, and were further developed at Blacksand Technology, LLC (“Blacksand”), Dr. Fang’s research and development entity. At Blacksand, Dr. Fang’s team further developed and tested the Technologies at lab scale over a 10-year period, funded in part with approximately $10 million from the U.S. Department of Energy’s (“DoE”) ARPA-E program as well as industry partners Boeing and Arconic. IperionX is now Blacksand’s exclusive commercial partner for scaling the Technologies.

Progress has been made with the Technologies over the past decade of development, including improving product chemistries, flowability, and morphology. Additional complimentary technologies have been developed, patented, and proven at pilot-scale, including the ARH process, to produce a low-carbon TiO2 powder feedstock for the HAMR process, and HSPT, for heat treatment of parts consolidated from titanium powder to directly obtain wrought-like characteristics, without the need for thermo- mechanical processing. These technologies have been demonstrated to convert titanium mineral ore to high-quality titanium products with low CO2 emissions.

IperionX has demonstrated that the Technologies can produce titanium metal and powder at industrial pilot scale outputs. To meet the growing demand for sustainable and lower cost titanium products, IperionX is developing a larger, commercial-scale Titanium Demonstration Facility (“TDF”) in Halifax County, Virginia with first production expected in 2024. Once commissioned, we intend to rapidly scale the capacity of this titanium production facility - in a modular, brownfield development approach – to the higher throughput Titanium Commercial Facility on the same site in Virginia. We expect this plant to use 100% scrap titanium as the key feedstock for titanium metal production.

Re-shoring U.S. Critical Mineral Production Through IperionX’s Titan Critical Mineral Project

While IperionX plans to initially use 100% recycled titanium metal scrap as feedstock for the titanium powder and products produced at the TDF, we eventually intend to support expected demand growth with titanium mineral feedstock from our Titan Project in Tennessee. We believe that the Titan Project also has the potential to be a low-cost and globally significant producer of titanium, rare earth and zircon minerals. All of these are minerals required for advanced U.S. industries, including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

The Titan Project covers over 11,000 acres in western Tennessee, and we consider it to be prospective for critical minerals including titanium, rare earth elements, and zircon. The Titan Project’s location provides access to a range of strategic infrastructure, with nearby access to roads, rail, river, power and skilled labor.

Future development of the Titan Project could provide a source for resource-efficient titanium feedstocks that, combined with the Technologies, could help establish a fully integrated U.S.-based titanium mineral supply chain. We believe that having vertical integration of the Technologies along with a U.S. supply of critical minerals including titanium offers a potential competitive advantage.

IperionX’s Commitment to Sustainability

IperionX believes the global transition towards a green economy and the technologies of the future may drive increased demand for critical minerals and metals, including titanium and rare earth elements. We believe demand may increase for critical minerals and metals required to support advanced technologies.

The Technologies, which employ a novel method of producing titanium, bypass the high-cost, high-carbon Kroll Process and its energy intensive titanium melt processes and forging. By utilizing titanium metal scrap, the Technologies can potentially provide a more sustainable titanium metal supply chain with zero Scope 1 and 2 emissions, driven by the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment furnished to the SEC on Form 6-K dated April 26, 2023), compared to the current high carbon titanium supply chain.

Importance of Titanium to Green Hydrogen

IperionX has identified a potential market for titanium applications in green hydrogen production, which is forecast to increase over the next decade. Increasing demand for clean energy, the need to reduce greenhouse gas emissions, and government incentives may potentially drive growth in hydrogen production.

Titanium is used in some of the electrolyzers that are manufactured for green hydrogen production. Titanium is also an important material in many hydrogen fuel cells that could be used to power the automotive, truck and bus transportation industries, as well as power marine, aerospace and military applications.

U.S. Government incentives, such as the $370 billion Inflation Reduction Act, which includes an up to $3/kg hydrogen production tax credit and a 30% capital expenditure tax credit, underpin near-term growth in green hydrogen demand.

Titanium metal used in green hydrogen applications today is sourced over long distances from high carbon supply chains with traceability issues. To ensure the hydrogen economy is more affordable and more sustainable, we believe that the U.S. can re-shore and decarbonize titanium production by creating a domestic, closed-loop titanium metal supply chain.

Our Strategies

IperionX’s mission is to create long-term shareholder value by scaling a lower cost titanium metals business in the United States. If we succeed in scaling these Technologies, we believe our titanium products may have the potential to be used in a wide range of advanced industries. In addition to titanium, we plan to develop and apply the Technologies to other critical metal and mineral products to support an advanced, renewable and sustainable economy in the United States.

We also aim to create long-term, productive jobs for the communities in which we operate, and invest in our communities to ensure they remain beneficiaries and participants in our continued growth as a company.

To achieve our mission and objectives, we currently have the following business strategies and prospects over the medium to long term:

•	Develop our first commercial scale titanium production facility in Virginia, United States.

•	Vertically integrate the Technologies with titanium material feedstocks from the Titan Project to develop an end-to-end U.S.-based titanium and critical mineral supply chain.

•
Continue to research, scale-up and commercialize the Technologies to produce titanium metal and metal powders for key markets, including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

•
Complete techno-economic evaluations, including working with current and potential customers to provide  titanium metal powder samples and prototype titanium components produced with our titanium metal powder using the Technologies.

•
Continue to investigate alternative applications of the Technologies to additional value-added metal closed-loop production capabilities, including zircon and synthetic rutile, and the potential production of rare earth elements.

•
Continue discussions with current and potential customers and strategic partners for future production and sale of titanium metal products, titanium minerals and other critical minerals, including, but not limited to rare earth elements.

•	Continue to expand IperionX’s critical mineral land position in the United States, explore for additional critical minerals and secure relevant permit and zoning approvals.

IperionX currently produces titanium products made from scrap titanium at our industrial pilot facility (“IPF”) in Utah, but we have not yet constructed our planned larger-scale titanium production facility in Virginia, U.S., nor have we constructed our planned Titan Project mine in Tennessee, U.S. or reported ore reserves as defined under Subpart 1300 standards.

Our Competitive Strengths

We believe that we are well positioned to successfully execute our business strategies because of the following competitive strengths:

•	IperionX has exclusive commercial licensing rights to the patented Technologies.

•	IperionX has an opportunity to capitalize on a broader market shift to low-carbon metal production.

•	The Technologies provide options to use 100% recycled titanium metal feedstock in the production process.

•	The Titan Project may potentially be a large future domestic source of valuable critical minerals.

•	The Titan Project is located close to existing infrastructure and a skilled labor force.

•	IperionX has an experienced management team.

Customers and Partnerships

IperionX is engaged in commercial discussions and transactions with current and potential customers, collaborators, and strategic partners interested in critical minerals, titanium metal and products produced with the Technologies.

Among these are:

•	IperionX and a leading U.S. auto manufacturer are collaborating to design, test and additively manufacture a series of high-quality titanium components for future production vehicles;
•	IperionX will supply titanium metal plate to the U.S. Army Combat Capabilities Development Command Ground Vehicle Systems Center (“DEVCOM GVSC”) for ballistic testing;
•	IperionX has supplied watch case blanks made with its fully recycled, sustainable titanium powder to Panerai, a luxury manufacturer of high-end timepieces;
•	IperionX is working with Canyon Bicycles (“Canyon”) to prototype parts using additive manufacturing and our low-carbon, recycled titanium metal powders; and
•	IperionX is collaborating with Carver Pump to process its titanium scrap into high-grade, high-quality titanium powder for the production of prototype titanium components.

Agreements relating to the potential sale of critical minerals include the following:

•
IperionX has a non-binding MOU to potentially establish a partnership with Energy Fuels that aims to build an integrated, all-American rare earths supply chain. The MOU will evaluate the potential supply of rare earth minerals from the Titan Project to Energy Fuels for value added processing at Energy Fuels’ White Mesa Mill. Rare earths may be valued as critical materials for magnet production essential for wind turbines, electric vehicles, consumer electronics and military applications.

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

•
IperionX has a non-binding MOU with Mario Pilato BLAT S.A. for the potential supply of zircon products. The MOU contemplates a supply agreement for an initial five-year term on an agreed market-based pricing methodology for the annual supply of up to 20,000 tons of zircon products from IperionX’s Titan Project in Tennessee.

Competition

IperionX’s principal competition is the high-carbon, high-cost incumbent titanium and critical mineral producers outside of the U.S., including from China and Russia. Many of our competitors have been in business longer than we have and have established more strategic partnerships and relationships and have greater financial accessibility than we have.

While we compete with other companies in the metals and natural resource space, we believe that there may be interested customers for our critical materials, including titanium metal, titanium minerals and rare earth minerals, if we can successfully develop the Titan Project. The price of metals and minerals can be affected by factors beyond our control, including:

•	Fluctuations in the market prices for critical materials, titanium metal, titanium minerals and rare earth minerals;

•	Fluctuating supplies of critical materials, titanium metal, titanium minerals and rare earth minerals;

•	Fluctuating demand for critical materials, titanium metal, titanium minerals and rare earth minerals; and

•	Metals and extraction activities of others.

Capital Expenditures

Our capital expenditures amounted to US$2.7 million for fiscal 2023 and US$2.8 million for fiscal 2022 which represents the purchase of exploration and evaluation properties and the purchase of property, plant, and equipment.

We expense all other exploration and evaluation expenditures when incurred (other than expenditures incurred in the acquisition of exploration rights, including option payments to landowners).

If we ultimately decide to develop our TDF or TCF-1 in Virginia, or any subsequent titanium production facility, this will require additional funds, which may require future debt or equity financings. We estimate the initial capital costs to build the TDF to be approximately US$28 million, before Government incentives, and the incremental capital costs to construct the TCF-1 to be approximately US$70 million, including a 22.5% contingency, which are expected to have initial production capacities of 125 tons per annum (“tpa”) and 1,125 tpa, respectively, of titanium metal powder.

If we complete a definitive Feasibility Study for the Titan Project and make a Final Investment Decision (“FID”) to develop the Titan Project, this will require substantial additional funding, which may require future debt or equity financings or joint venture partnership. The Initial Assessment estimates the Titan Project’s initial capital costs to be approximately US$237 million for the construction of the Titan Project mine, WCP and MSP, including a 30% contingency. The intended accuracy of the initial capital cost estimate for the Titan Project is ± 35%.

Our Production Facilities

Industrial Pilot Facility

Our IPF, located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX began managing the IPF in January 2022 and we are currently producing angular and spherical titanium metal powders there in approximately 50-kilogram batches. We use scrap titanium metal as feedstock and renewable power to produce our high-quality titanium powder.

At the IPF, we have demonstrated that the Technologies can reduce oxygen content to low levels in titanium metal. This unique deoxygenation process allows us to accept a wide range of titanium scrap material feedstocks to consistently produce high quality titanium powder. Superior deoxygenation performance may also unlock a range of advantages over the traditional Kroll Process, including low-temperature processing, high product yields, and more precise final particle size and morphology.

Titanium Demonstration Facility and Titanium Commercial Facility

We have completed detailed engineering design for a planned 125 metric tons per annum (“tpa”) capacity titanium demonstration facility (“TDF”) and a techno-economic assessment for a further planned modular expansion to a 1,125 tpa capacity Titanium Commercial Facility (“TCF-1”).

The designs for the TDF & TCF-1 are based on a scaled-up version of our operational IPF. The TDF and TCF-1 will be located in Halifax County, Virginia. The site hosts an existing 50,000 square foot shell building with sufficient floor space for the planned expansion to 1,125 tpa capacity with the TCF-1.  In addition, there is potential scope to increase floor space with an additional 100,000 square foot expansion.

The TDF and TCF-1 plan to manufacture titanium metal powders in a comparable, scaled up design to the operational IPF, which uses a thermomechanical process to manufacture titanium metal powders which can then be deoxygenated with the HAMR process. This combination of the thermomechanical and HAMR processes is called the granulation, sintering & deoxygenation (“GSD”) process which is also patented and proprietary to IperionX.

We believe the planned TCF-1, once operational, would be the world’s largest recycled titanium metal powder production facility that can potentially use 100% titanium metal scrap as a feedstock. This titanium metal production facility is designed to produce with zero Scope 1 & 2 emissions, and it is expected to have the lowest carbon intensity for commercial titanium metal powder products. The TDF is expected to be operational in 2024, targeting an annualized run-rate of up to 125 tpa.

Operating and Capital Costs

The Techno-Economic Assessment estimates the annual average annual operating cost of the TDF to be approximately US$71 per kilogram of spherical titanium powder at full production and using the forecast input material, energy and labour costs. The Techno-Economic Assessment estimates the annual average annual operating cost of the TCF-1 to be approximately US$42 per kilogram of spherical titanium powder at full production and using the forecast input material, energy and labour costs. Forecast costs to produce angular titanium powder are expected to be lower than spherical titanium powder.

The Techno-Economic Assessment estimates the total initial capital costs to construct the TDF to be approximately US$28 million, before Government incentives, and the incremental capital costs to construct the TCF-1 to be approximately US$70 million, including a 22.5% contingency.

Our Mineral Properties

IperionX holds a 100% interest in the Titan Project, covering more than 11,000 acres of mineral properties in western Tennessee, which we consider prospective for critical minerals including titanium, rare earth elements, silica sand and zircon.

See “Item 4. Information on the Company – D. Property, Plant and Equipment” for information relating to the Titan Project.

EXPLORATION RESULTS

Since securing the initial Titan Project land position in late-2020, we have focused on proving the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 300 drill holes totaling more than 10,000 meters drilled during the fiscal periods ended June 30, 2022 and 2023. On June 30, 2022, we reported the results of the Initial Assessment on the Titan Project, which demonstrate the Titan Project’s potential to be a low cost and globally significant North American producer of titanium, rare earths and other critical minerals needed for advanced U.S. industries such as consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. We also believe that there is a significant potential to increase production capacity at the Titan Project. The Initial Assessment, which adhered to the guidelines in Subpart 1300 of Regulation S-K, considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and government factors.

However, we remain an exploration stage minerals extraction company, and we have declared no reserves as defined under Subpart 1300 standards. See “Item 4. Information on the Company – D. Property, Plant and Equipment” for additional information relating to the Titan Project, including the relevant exploration results, which information is incorporated by reference.

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

On June 30, 2022, we reported the results of the Initial Assessment. Over the next twelve months, we have plans to undertake further drilling to expand and increase confidence in Titan Project deposit, as well as further metallurgical test work, hydrology and geotechnical studies, and economic studies to assess the economic potential of the Titan Project and define a critical minerals reserve base.

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

Extraction Permits and Approvals

In August 2023, we received what we believe are the requisite development permits required to start construction and operations of our planned wet concentrator plant at the Titan Project, including the National Pollutant Discharge Elimination System (NPDES) Permit and Surface Mining Permit, which were issued by the Tennessee Department of Environment & Conservation.

We will require additional governmental permits to construct our planned dry mineral separation plant. We also will be required to renew our permits from time to time. Obtaining and renewing governmental permits is a complex and time-consuming process. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or we may find that the cost and time required to obtain or renew such permits exceeds our expectations, which in turn could materially adversely affect our business plans or our prospective or actual revenues and profitability. In addition, private parties, such as environmental activists, frequently attempt to intervene in the permitting process and to persuade regulators to deny necessary permits or seek to overturn permits that have been issued. These third-party actions can materially increase the costs and cause delays in the permitting process and could cause us to not proceed with the development or operation of a property.

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

ADDITIONAL BUSINESS INFORMATION

Blacksand Option Agreement

IperionX holds an exclusive option to either purchase Blacksand’s rights or continue to license the commercialization rights to Blacksand’s metal Technologies, which may be capable of producing cost-effective, low-carbon titanium metal powders. Pursuant to an agreement initially signed by Blacksand and IperionX in October 2021, which was amended and restated in December 2022, IperionX has the exclusive option to either: (1) purchase all of Blacksand’s assets, including its intellectual property rights (“Purchase Option”); or (2) remain as the exclusive licensee of Blacksand’s metal Technologies (“Exclusive License Option”). IperionX’s exclusive right to exercise either option is valid until December 31, 2024.

Should IperionX exercise the Purchase Option, it will: (i) pay Blacksand US$12,000,000 (“Purchase Price”) minus any amounts paid as option payments during the option period; IperionX may elect to pay thirty-percent (30%) of the Purchase Price in shares of IperionX (based on a share price of each share being the greater of: (a) A$0.85; and (b) seventy-five (75%) of the volume weighted average price of shares in the 10-day trading period on the ASX immediately preceding the closing date, subject to a maximum issue price of A$3.00) and subject to IperionX obtaining shareholder approval; (ii) commit to donate US$1,000,000 over a 3 year period towards the establishment of an endowed chair professorship at the University of Utah in the name of Dr. Zak Fang, which shall be used to support research and development related to IperionX and other related technologies in the field of titanium, critical metals, and minerals; and (iii) if, from and after the closing date, net sales of products made from the patented technologies exceed $300,000,000, IperionX shall pay to Blacksand on an annual basis a royalty equal to 0.5% of such excess cumulative net sales amount. If we choose to exercise the Purchase Option, this will require additional funds, which would require future debt or equity financings.

Alternatively, should IperionX exercise the Exclusive License Option, it will: (i) pay Blacksand US$8,000,000 (“Exclusive License Price”) less any amounts paid as option payments during the option period; and (ii) beginning on the date that IperionX exercises the Exclusive License Option, IperionX shall begin to pay Blacksand a royalty equal to (A) 5% of the net sales of spherical powder, and (B) 3% of the net sales of angular powder; and (iii) commencing on the third anniversary of the date that IperionX exercises the Exclusive License Option, but no sooner than April 15, 2027, IperionX shall pay Blacksand a minimum aggregate annual royalty of the greater of $400,000 per calendar year or the royalty based on net sales, so long as any of the licensed patents being practiced by IperionX are valid. For the first calendar year of the minimum royalty obligation, the parties shall prorate the $400,000 minimum annual royalty based on the number of days from the commencement date of such minimum royalty through December 31 of that year. During the option period until December 31, 2024, Blacksand grants IperionX an exclusive, limited, royalty-free, license to develop the Technologies for commercial purposes.

Blacksand holds the exclusive commercial licensing rights for more than forty global patents through a license agreement with the University of Utah (“UoU License Agreement”) including the global patents for the patented HAMR and GSD technologies that can produce low-cost and low carbon titanium metal. The UoU License Agreement grants Blacksand a royalty bearing exclusive license to commercialize the intellectual property that Blacksand developed in conjunction with the University of Utah. The UoU License Agreement automatically continues unless one of the parties terminates. IperionX plans to apply this patent and technology platform across a wider range of advanced metal alloys for markets including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

Environmental Regulation

Our operations are subject to various environmental laws and regulations under the relevant government’s legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by us during the fiscal year ended June 30, 2023.  For more information, see “Government Regulations” below.

GOVERNMENTAL REGULATIONS

U.S. Securities Regulations

Emerging Growth Company Status

We are an “emerging growth company” under the U.S. Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and will continue to qualify as an “emerging growth company” until the earliest to occur of:

•	the last day of the fiscal year during which we have total annual gross revenues of US$1,235,000,000 (as such amount is indexed for inflation every five years by the SEC) or more;

•
the last day of our fiscal year following the fifth anniversary of the completion of our first sale of common equity securities pursuant to an effective registration statement under the Securities Act, which is expected to be June 30, 2028, unless we change our fiscal year;

•	the date on which we have, during the previous three-year period, issued more than US$1,000,000,000 in non-convertible debt; or

•
the date on which we are deemed to be a “large accelerated filer”, as defined in Rule 12b-2 of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur as of the end of any fiscal year in which the market value of our ordinary shares and ADSs that are held by non-affiliates exceeds US$700,000,000 as of the last day of our most recently completed second fiscal quarter.

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

For information on the risks that accompany our status as an emerging growth company, see “Item 3. Key Information-D. Risk Factors – Risks Related to Our ADSs – We are an emerging growth company, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies may make the ADSs less attractive to investors and, as a result, adversely affect the price of the ADSs and result in a less active trading market for the ADSs.”

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

For information on the risks that accompany our status as a foreign private issuer, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our ADSs – As a foreign private issuer, we are permitted to file less information with the SEC than a domestic issuer” and “Item 3. Key Information-D. Risk Factors – Risks Related to Our ADSs – We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.”

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

Environmental, Social and Governance

During fiscal 2022 and 2023, IperionX engaged Presidio Graduate School’s expert consulting division, PGS Consults to commence an Environmental, Sustainability and Corporate Governance (“ESG”) assessment and subsequent integration study. PGS Consults is housed in Presidio Graduate School, the country’s first and only independent graduate school focused entirely on sustainability and social justice, with corporate clients including HP Inc., Flex Ltd., Granite Construction, Thermo Fisher Scientific and Domaine Chandon.

PGS Consults have undertaken a materiality assessment, is assisting with the completion of a life cycle assessment, and created a playbook for ESG leadership. The review and assessment identified ESG focus areas, highlighted key ESG recommendations, and will deliver an actionable life cycle assessment. PGS Consults will conduct studies in accordance with Global Reporting Initiative, UN Sustainable Development Goals, and Task Force on Climate-Related Financial Disclosures standards. The ESG integration study will outline material physical and economic ESG metrics as well as major development milestones and timelines.

Extraction Permits and Approvals

We currently have permits authorizing the exploration drilling activities with respect to the Titan Project. We are required to obtain governmental permits for some of our exploration activities and may be required to renew the permits we already have. Prior to developing or extracting any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, further site development activities and site operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions. public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties.

See “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory and Industry Matters – We will be required to obtain governmental permits in order to conduct development and minerals extraction operations, a process which is often costly and time-consuming.”

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

IperionX Limited
(Australia)
IperionX Inc.
(Delaware)
Hyperion Metals (Australia) Pty Ltd
(Australia)
Iperion X Technology LLC
(North Carolina)
Calatos Pty Ltd LLC
(Nevada)
Iperion X Critical Minerals LLC
(North Carolina)

D.	Property, Plant and Equipment

Titan Project

Overview

IperionX holds a 100% interest in the Titan Project, covering more than 11,000 acres of mineral properties in Tennessee, United States, which we consider prospective for critical minerals including titanium, rare earth elements, silica sand and zircon.

The Titan Project is located in west Tennessee, and we believe the Titan Project has access to strategic infrastructure, with nearby access to roads, rail, river, power and skilled labor.

At June 30, 2023, the book carrying value of the Titan Project was US$3.1 million. See note 7 to our audited consolidated financial statements for the fiscal period ended June 30, 2023 for further details.

The Titan Project is located in an area which saw past exploration from the 1950’s to the 1990’s by companies including DuPont, Kerr-McGee Corp., BHP Group, RGC Ltd and Altair International Corp. The Titan Project is also strategically located in the southeast of the United States, close to significant manufacturing capacity, including the Chemours facility in New Johnsonville, one of the world’s largest producers of titanium dioxide.

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

Drilling and exploration

Since securing the initial Titan Project land position in late-2020, we have focused on delineating the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 300 drill holes totaling more than 10,000 meters drilled during fiscal 2022 and fiscal 2023.

Our drilling was initially focused on our core property area covering approximately 3,675 acres, which we designated as the ‘Benton’ deposit. To date we have drilled 136 holes for a total of 5,428 meters at the Benton deposit. Drill assays received to-date at the Benton deposit have returned some thick zones of high-grade critical minerals near surface.

The drilling results at the Benton deposit highlight a consistent grade and thickness of mineralization averaging 31 meters thickness, and to-date has been traced for approximately 6 kilometers along strike. The mineralization appears to occur as a single, large, and coherent near-surface deposit.

In addition to the Benton deposit, exploration drilling at other properties within the Titan Project, located approximately 4 kilometers southeast of the Benton deposit, has indicated potential additional near surface, high-grade mineralization. We have designated this new discovery as the ‘Camden’ deposit. The Camden deposit represents the up-dip extension of the lower portion of the McNairy Sand formation encountered at the Benton deposit.

We recently received updated results from metallurgical test work conducted in 2023 designed to confirm process design and critical mineral product recoveries at the Titan Project, including excellent recoveries of the high value natural rutile, zircon and rare earth mineral products, as set out in the table below.

Titan Project Metallurgical Test Work Results

Product	2023 Metallurgical Test Work Recoveries
Rare Earths	83%
Rutile – Titanium	67%
Ilmenite – Titanium	80%
Premium Zircon	78%

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

Market fluctuations in the price of the underlying minerals which make up THM, as well as increased production costs or reduced metallurgical recovery rates, could change future estimates of resources.

We have reported mineral resources, prepared in accordance with Subpart 1300 requirements of the SEC as part of our exploration and evaluation activities. On July 1, 2022, we filed a technical report summary for our Titan Project, dated June 30, 2022, which was subsequently amended on May 30, 2023. As of June 30, 2023, we have reported 431 million metric tons of mineral resources at a grade of 2.2% THM, containing 9.5 million metric tons of THM at a 0.4% cut-off. Slimes (“SL”) and oversize material accounts for approximately 20% and 2.5% of the THM fraction respectively. Mineralization occurs as a single, large, and coherent near-surface deposit. In addition, preliminary analysis of valuable heavy minerals (“VHM”) (which form a proportion of the THM) indicates a valuable mineral assemblage consisting of zircon, rutile, ilmenite, rare earth elements (“REE”), and staurolite.

The estimated economic cut-off grade of 0.4% THM utilized for resource reporting purposes has been calculated using on a revenue cost break even calculation and is based on the following assumptions:

•	historical 2017 to 2021 annual average prices for ilmenite, rutile, rare earth concentrate and zircon as set out below;

•	recovery factors of 82.6% for ilmenite, 60.9% for rutile, 77.1% for rare earth concentrate and 90.8% for zircon;

•	operating cost estimates of $3.00/t ROM mining, $3.00/t ROM processing, $0.40/t ROM transport and $0.90/t ROM general and administrative costs; and

•	a royalty of 5% is included in the cut-off grade.

Historic, spot, and forecast product prices (US$/t, 2022 real terms, rounded).

Product	Historic 2017 – 2021 (annual average, US$/t)	Spot pricing*	Forecast 2023 - 2027 (annual average, US$/t)	Forecast 2028+ (annual average, US$/t)
Rare earth concentrate	$4,821**	$11,180 - $12,850	$14,325	$17,690
Rutile	$1,030	$1,960 - $2,280	$1,475	$1,285
Chloride Ilmenite	$200	$390 - $470	$305	$310
Zircon (premium)	$1,405	$2,500 - $3,025	$2,240	$1,685
Zircon (concentrate)	$630	$945 - $1,330	$1,010	$760

*Ruidow.com at June 29, 2022 and Iluka Resources.

** Please refer to table below for individual prices for REE’s that contribute to the REE concentrate price and table below for the percentage of each REE in our REE concentrate. REE historic average pricing is based on limited available data for 2017.

Historic, spot, and forecast individual REE prices (US$/t, 2022 real terms, rounded).

Rare Earth Oxide	Historic 2017 - 2021 (annual average US$/kg)*	Spot Pricing** (US$/kg)	Forecast 2023 - 2027 (annual average US$/kg)	Forecast 2028+ (annual average US$/kg)
Lanthanum	$1.8	$1.2	$1.4	$1.4
Cerium	$1.8	$1.3	$1.5	$1.5
Praseodymium	$64.1	$143.9	$194.4	$242.4
Neodymium	$58.5	$143.9	$204.6	$255.1
Samarium	$2.0	$3.3	$4.9	$6.8
Europium	$36.4	$27.6	$34.5	$40.2
Gadolinium	$26.5	$79.0	$108.1	$130.1
Terbium	$692.2	$2,109.6	$2,419.6	$2,935.2
Dysprosium	$254.6	$371.2	$565.5	$690.6
Holmium	$76.6	$193.1	$295.5	$337.1
Erbium	$26.7	$53.7	$64.8	$73.9
Ytterbium	$16.2	$14.8	$18.6	$21.7
Lutetium	$666.1	$782.7	$900.9	$1,051.0
Yttrium	$3.8	$12.3	$16.1	$22.7

*REE historic average pricing is based on limited available data for 2017.

**Source: Argus at June 29, 2022.

Pricing has been based upon the following standard product specification requirements:

Initial Assessment product specification requirements.

Product	Product specification requirements
Rare earth concentrate
Mineral rare earth concentrate with 58.68 weight % total rare earth oxides (TREO) - as set out in the table below. Value of rare earth concentrate calculated as 31% value of contained TREO plus 10% premium for Titan Project’s heavy rare earth enrichment.

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

Key assumptions and parameters relating to the THM mineral resources are discussed in technical report summary for our Titan Project, dated June 30, 2022, as amended on May 30, 2023, which is as an exhibit to this annual report.

Titan Project - Mineral Resources as of June 30, 2023
Resource Category	Metric tons (in millions)	Grade (THM %)	THM (million metric tons)	Cut-off grade (THM %)	THM assemblage
					Zircon (% of THM)	Rutile (% of THM)	Ilmenite (% of THM)	REE (% of THM)	Staurolite (% of THM)
Measured	-	-	-	-	-	-	-	-	-
Indicated	241	2.2	5.3	0.4	11.3	9.3	39.7	2.1	15.6
Inferred	190	2.2	4.2	0.4	11.7	9.7	41.2	2.2	13.7
Total	431	2.2	9.5	0.4	11.5	9.5	40.3	2.1	14.8

Comparison of mineral resources as of June 30, 2023 and June 30, 2022

As a result of the annual review of the Company’s mineral resources, there has been no change to the mineral resources reported for the Titan Project. For information about the assumptions and criteria used in preparing our mineral resources, please see our technical report summary, including Section 11 (Mineral Resource Estimate), Section 13 (Mining Methods) and Section 16 (Market Studies), which is as an exhibit to this annual report.

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

Initial Assessment

The Company engaged Primero Group Americas Inc. (“Primero”) to manage the Initial Assessment for the Titan Project near Camden, Tennessee.

The Initial Assessment for our Titan Project is based on a mine life of 25 years and includes a mineral deposit with a nearby WCP located approximately at 28 km northwest from the city of Camden. The Titan Project also includes a dry MSP located approximately 2 km southwest of the city of Camden. The distance separating the two plants is approximately 30 km and accessed via public roads and highways.

The products from the Titan Project include ilmenite, rutile, premium zircon, zircon concentrate and rare earth concentrate (mainly in the form of monazite). Key production values are presented below.

Titan Project - Key Initial Assessment Outcomes

Titan Project Average Annual Production Targets over 25-year mine life :
Ilmenite	95,500 t/y
Rutile	16,700 t/y
Monazite	4,600 t/y
Zircon - premium	22,400 t/y
Zircon - concentrate	16,000 t/y

Operating and capital costs

The Initial Assessment estimates the Titan Project’s annual average annual operating cost of approximately US$67.0 million per annum over the 25-year mine life, including royalties. The intended accuracy of the operating cost estimate for the Titan Project is ±35%.

The Initial Assessment estimates the Titan Project’s initial capital costs to be US$237.0 million for the construction of the mine, WCP, and MSP, including a 30% contingency. The intended accuracy of the initial capital cost estimate for the Titan Project is ± 35%.

Land tenure status

At June 30, 2023, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee, of which approximately 453 acres are owned outright, approximately 1,034 acres are subject to exclusive option to purchase agreements, and approximately 9,584 acres are subject to exclusive option to lease agreements. Other than the option agreements described above, there currently are no material liens or encumbrances on the property comprising the Titan Project. However, in order to develop the project, we will need to obtain permits and approvals as described under “Item 4. Information on the Company-B. Business Overview-Governmental Regulations-Extraction Permits and Approvals.”

Our option to lease agreements, upon exercise, allow us to lease the surface property and associated mineral rights from the local landowners, and generally have expiry dates between mid-2026 to late-2027. During the option period, our option to lease agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Our annual option payments generally range between US$25.00 to US$75.00 per acre and our drilling bonuses generally average approximately US$1.00 per drill foot. Our obligation to make annual option payments and drilling bonus payments cease if we exercise our option to lease. Upon exercise, in the case of an option to lease, we will pay an annual minimum royalty, generally US$75 per acre, and an extraction royalty, generally 5% of net revenues from products sold.

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

Inset
64
Selmer
Tennessee
Mississippi
4180000
-9880000
Paris
79
USA
Titan project
Tennessee
641
Camden
70
Huntingdon
New
Johnsonville
40
N
20 km
4330000
4320000
4310000
4290000
4280000
4270000
-9860000
-9850000
-9840000
-9830000
-9820000
-9810000
-9800000

Figure 1: Titan Project location of properties

Figure 2: Titan Project location of properties containing mineral resources (the coordinate system and datum used for modeling is UTMZ16N, NAD83)

Exploration and development plans

During the next twelve months, we have plans to undertake further drilling to expand and increase confidence in Titan Project deposit, as well as further metallurgical test work, hydrology and geotechnical studies, and economic studies to assess the economic potential of the Titan Project and define a critical minerals reserve base.

On June 30, 2022, we reported the results of the Initial Assessment on the Titan Project, which demonstrate the Titan Project’s potential to be a low cost and globally significant North American producer of titanium, rare earths and other critical minerals needed for advanced U.S. industries such as consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. We also believe the results suggest that there is a potential to grow production and the Titan Project’s life in the future. The Initial Assessment, which adhered to the guidelines in Subpart 1300 of Regulation S-K, considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and government factors.

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

We plan to effect our business plan as described in “Item 4. Information on the Company-A. History and Development of the Company-Exploration and Development Plans.”

Figure 1: Titan Project location of properties

389000
390000
391000
392000
393000
394000
4004000
4003000
4002000
4001000
4000000
3999000
3998000
N
0
0.5
1
2 Kilometers

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

Critical accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our financial statements for fiscal 2023 are presented in U.S. dollars and have been prepared in accordance with IFRS.

This annual report includes consolidated financial statements for the years ended June 30, 2023 and 2022 and the period from July 20, 2020 to June 30, 2021. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the period from July 20, 2020 to June 30, 2021 has been omitted because such discussion was already included in Item 5 of IperionX’s annual report on Form 20-F for the year ended June 30, 2022.

Business Strategy

IperionX aims to become a leading American titanium metal and critical materials company that uses patented metal technologies to produce high-performance titanium alloys from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions. We plan to effect our business plan as described in “Item 4. Information on the Company – A. History and Development of the Company – Exploration and Development Plans.”

A.	Operating Results

Financial Overview of IperionX

The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this annual report.

	Year ended June 30, 2023	Year ended June 30, 2022
	US$	US$
Continuing operations
Exploration and evaluation expenses	(2,826,397)	(6,189,159)
Research and development costs	(5,600,653)	(1,079,109)
Corporate and administrative expenses	(3,990,672)	(3,056,249)
Business development expenses	(2,654,420)	(3,205,162)
Share-based payment expenses	(2,589,413)	(8,340,328)
Finance income	494,469	401,045
Finance costs	(88,138)	(52,275)
Other income and expenses	(189,530)	-
Loss before income tax	(17,444,754)	(21,521,237)

Year Ended June 30, 2023 Compared to Year Ended June 30, 2022

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

Exploration and evaluation expenses decreased by US$3.4 million from US$6.2 million for fiscal 2022 to US$2.8 million for fiscal 2023. Higher exploration and evaluation expenses for fiscal 2022 were primarily driven by drilling and engineering costs incurred to support our Initial Assessment on the Titan Project in Tennessee, which were not required to be incurred in the current period because the Initial Assessment was completed in June 2022.

Research and development expenses

Research and development, or R&D, expenses encompass expenditures incurred by the Company in connection with the research and development the Company’s titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related research and development expenses associated with processing operations at our IPF in Utah.

Research and development expenses increased by US$4.5 million from US$1.1 million for fiscal 2022 to US$5.6 million for fiscal 2023 principally due to increased processing operations at our IPF.

Corporate and administrative expenses

Corporate and administrative expenses encompass overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services and legal compliance.

Corporate and administrative expenses increased by US$0.9 million from US$3.1 million for fiscal 2022 to US$4.0 million for fiscal 2023, principally due to increased hiring and overheads to support our continued growth.

Business development expenses

Business development expenses encompass costs of our secondary listing on Nasdaq, investor relations expenses, including costs for press releases, maintenance of the Company’s website and other investor marketing and information initiatives, and other fees for corporate advisory services.

Business development expenses decreased by US$0.5 million from US$3.2 million for the fiscal period ended June 30, 2022 to US$2.7 million for fiscal 2023, principally due to costs associated with our secondary listing on Nasdaq incurred in the prior period, which were not required to be incurred in the current period as our Nasdaq listing was completed in June 2022.

Share-based payment expense

Share-based payment expense encompasses expenses incurred by the Company in connection with ordinary shares, Restricted Stock Units, Unlisted Options and Performance Rights granted by the Company to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements.

Share-based payment expenses from such remuneration arrangements decreased by US$5.7 million from US$8.3 million for fiscal 2022 to US$2.6 million for fiscal 2023, principally because the majority of the original incentive securities granted to key management personnel in fiscal 2021 had vested prior to the start of the current period.

Finance income

Finance income encompasses interest income and foreign exchange gains.

Finance income increased by US$0.1 million from US$0.4 million for fiscal 2022 to US$0.5 million for fiscal 2023, principally due to the result of increasing interest rates on cash deposits held by the Group.

Finance costs

Finance costs encompass interest expenses and foreign exchange losses.

The nature and level of finance costs remained largely consistent between both financial periods.

Other income and expenses

For fiscal 2023, we had US$0.2 million of other net expenses, consisting primarily of a loss on derecognition of a financial asset.

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

Sources and Uses of Liquidity

We have not yet commenced significant commercial production at any of our properties and expect to continue to incur losses during the exploration and evaluation of our mineral properties in the U.S. and the research and development of our associated metals technologies. Our operations have been financed by proceeds from issuances of ordinary shares.

At June 30, 2023, we had cash reserves of US$11.9 million and net assets of US$20.6 million. Our primary use of cash currently comprises exploration and evaluation expenditures relating to our mineral properties in the U.S. and the research and development of our associated metals technologies and for ongoing operating expenses.

We incurred net losses of US$17.4 million and US$21.5 million for fiscal 2023 and fiscal 2022, respectively. We incurred net cash outflows from operating and investing activities of US$21.6 million and US$15.2 million for fiscal 2023 and fiscal 2022, respectively. We believe that we will continue to incur net losses until such time as we commence commercial scale production of our critical minerals and/or titanium metals.

The ongoing operation of the Group remains dependent upon raising further additional funding from shareholders or other parties. In light of increasing expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. See “Item 3. Key Information – D. Risk Factors – Risks Related to Our Business – We depend on our ability to successfully access the capital and financial markets.” If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests. The Directors are confident that they will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However, there is a material uncertainty that may cast significant doubt or substantial doubt as contemplated by PCAOB standards about the Group’s ability to continue as a going concern and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

Until we have completed a definitive Feasibility Study for the Titan Project, we are not able to say if or when we will decide to develop the Titan Project. If we complete a definitive Feasibility Study for the Titan Project and ultimately make a decision to develop the Titan Project, this will require significant additional funds, which would require future debt or equity financings.

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

Funding Requirements and Capital Expenditures

Our capital expenditures for fiscal 2023 amounted to US$2.7 million which represents the purchase of exploration and evaluation properties and the purchase of property, plant and equipment.

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

Potential acquisition of Blacksand

IperionX has secured an exclusive option to acquire 100% of the ownership interests in Blacksand, valid until December 31, 2024. See “Item 4. Information on the Company – B. Business Overview – Additional Business Information – Blacksand Option Agreement.” Blacksand holds the rights to produce low carbon titanium metal and spherical powders using the patented Technologies. Should IperionX exercise the Purchase Option, it will: (i) pay Blacksand US$12,000,000 (“Purchase Price”) minus any amounts paid as option payments during the option period; IperionX may elect to pay thirty-percent (30%) of the Purchase Price in shares of IperionX (based on a share price of each share being the greater of: (a) A$0.85; and (b) seventy-five (75%) of the volume weighted average price of shares in the 10-day trading period on the ASX immediately preceding the closing date, subject to a maximum issue price of A$3.00) and subject to IperionX obtaining shareholder approval; (ii) commit to donate US$1,000,000 over a 3 year period towards the establishment of an endowed chair professorship at the University of Utah in the name of Dr. Zak Fang, which shall be used to support research and development related to IperionX and other related technologies in the field of titanium, critical metals, and minerals; and (iii) if, from and after the closing date, net sales of products made from the patented technologies exceed $300,000,000, IperionX shall pay to Blacksand on an annual basis a royalty equal to 0.5% of such excess cumulative net sales amount. If we choose to exercise the Purchase Option, this will require additional funds, which would require future debt or equity financings.

Cash Flows

The following table summarizes our sources and uses of cash for the years ended June 30, 2023 and 2022:

	Year ended June 30, 2023	Year ended June 30, 2022
	US$	US$
Net cash provided by (used in):
Operating activities	(15,864,394)	(12,134,077)
Investing activities	(5,705,586)	(3,066,467)
Financing activities	27,892,509	19,392,099
Net increase in cash and cash equivalents	6,322,529	4,191,555

Operating Activities

For fiscal 2023, net cash used in operating activities was US$15.9 million. For fiscal 2022, net cash used in operating activities was US$12.1 million. Net cash used in operating activities represents payments to suppliers and employees and interest paid and received.

Investing Activities

For fiscal 2023, net cash used in investing activities was US$5.7 million. For fiscal 2022, net cash used in investing activities was US$3.1 million. Net cash used in investing activities represents the purchase of exploration and evaluation properties, the purchase of property, plant and equipment, payments related to the Blacksand Option Agrement, and the purchase of investments.

Financing Activities

For fiscal 2023, net cash provided by financing activities was US$27.9 million. For fiscal 2022, net cash provided by financing activities was US$19.4 million.  Net cash provided by financing activities represents proceeds and costs from the issuance of ordinary shares, payment of the principal portion of lease liabilities, proceeds and repayments of borrowings, and net cash inflow from the Acquisition.

Climate Change

Numerous regulatory initiatives have been enacted, and are likely to continue to be developed, at the international, national, regional and state levels of government to monitor and limit existing emissions of GHGs as well as to restrict or eliminate such future emissions. See “Item 4. Information on the Company – B. Business Overview – Governmental Regulations – Climate Change” for additional information. We do not currently anticipate that the adoption of legislation or regulatory programs or other government action to reduce emissions of GHGs will materially and adversely affect our business or results of operations. However, we cannot assure you as to the effect of future legislation or rules, any of which could require us to incur increased operating costs.

Off-balance sheet arrangements

During fiscal 2023, we did not have any off-balance sheet arrangements.

C.	Research and Development, Patents and Licenses

IperionX’s research and development (“R&D”) policies are focused on optimizing its R&D resources relating to human talent, infrastructure, and working with select partners including leading academic institutions to bring specific, high-level skills to its core R&D projects. These projects include the commercialization of proprietary technologies to produce low-cost, low-carbon titanium products and powders, as well as recycled scrap. The core technologies behind IperionX’s products were discovered by researchers at the University of Utah. IperionX acquired and holds the exclusive rights to commercialize these technologies. The potential end-market applications for IperionX’s products are broad, as its titanium can be produced in powder form or milled product (bar, rod, sheet). Ultimately, IperionX aims to displace steel and aluminum to reduce carbon and GHG emissions in the transportation and other sectors. IperionX’s R&D activities may also extend to its Titan Project in Tennessee, which will incorporate surface mining activities and mineral processing activities at a nearby Wet Concentrator Plant (“WCP”) and dry Mineral Separation Plant (“MSP”).

D.	Trend Information

Not applicable, as the Company is in the exploration stage and therefore has no material trends in production, sales or inventory.

E.	Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. See note 1 to our audited consolidated financial statements for fiscal 2023, included in this annual report, for a description of our other significant accounting policies.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described below.

Impairment of exploration and evaluation assets

The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest. See note 7 to our audited consolidated financial statements for fiscal 2023, included in this annual report.

Share-based payments

The fair value of Unlisted Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted. The fair value of Performance Rights that have market-based vesting conditions is estimated as at the date of grant using a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted. The fair value of granted RSUs and Performance Rights that do not have market-based vesting conditions are estimated as at the date of grant based on the underlying share price. For additional information, see note 17 to our audited consolidated financial statements for fiscal 2023, included in this annual report.

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

Name	Age	Position
Anastasios (Taso) Arima	39	Chief Executive Officer and Managing Director
Toby E. Symonds	55	President and Chief Strategy Officer
Todd W. Hannigan	50	Executive Chairman
Gregory D. Swan	41	Chief Financial Officer and Company Secretary
Lorraine M. Martin	61	Independent Non-Executive Director
Vaughn W. Taylor	39	Independent Non-Executive Director
Melissa G. Waller	53	Independent Non-Executive Director
Beverly M. Wyse	61	Independent Non-Executive Director
Dominic P. Allen	40	Chief Commercial Officer
Jeanne McMullin	56	Chief Legal Officer
Scott Sparks	60	Chief Operating Officer
Marcela Castro	51	Chief Accounting Officer

Anastasios (Taso) Arima (39 years of age) - Chief Executive Officer and Managing Director

Anastasios (Taso) Arima has over 15 years of experience in founding and developing critical material companies in North America.   Mr. Arima was a founder and director of Piedmont Lithium Inc. and was instrumental in the development of the company.  Mr. Arima attended the University of Western Australia and earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering. Mr. Arima is a founder of IperionX and was appointed as Director of Hyperion Metals (Australia) Pty Ltd on July 20, 2021, as Executive Director on December 1, 2020, and as Managing Director and Chief Executive Officer of the Company on March 1, 2021. During the three-year period to the end of the financial period, Mr. Arima held a directorship in Piedmont Lithium Limited (October 2016 - June 2021).

Toby E. Symonds (55 years of age) – President and Chief Strategy Officer

Toby E. Symonds has over 30 years of experience in finance and asset management. This includes advisory board roles across private equity and real estate investment firms and executive leadership positions within global hedge fund firms and investment banking firms based in London, New York and San Francisco. Mr. Symonds has core competencies in capital markets, corporate strategy, product development, business development, management information systems and project and team management. Mr. Symonds graduated from North Carolina State University.

Todd Hannigan (50 years of age) - Executive Chairman

Todd Hannigan has over 25 years of global experience in natural resources as company founder, chief executive officer, private capital investor and non-executive director. In these lead roles Mr. Hannigan has helped build multiple companies in the private and public markets. Mr. Hannigan has worked internationally in the natural resources sector including for Piedmont Lithium Inc., Aston Resources, Hanson PLC and BHP Billiton. Mr. Hannigan holds a Bachelor of Engineering (Mining) from The University of Queensland and an MBA from INSEAD. Mr. Hannigan was appointed as Non-Executive Chairman of the Company on February 1, 2021, and as Executive Chairman on May 24, 2021. During the three-year period to the end of the financial period, Mr. Hannigan held directorships in Piedmont Lithium Inc. (March 2021 - April 2022), GCX Metals Limited (May 2014 - June 2022), and GreenX Metals Limited (September 2014 - February 2021).

Gregory Swan (41 years of age) - Chief Financial Officer and Company Secretary

Gregory Swan is a Chartered Accountant with over 15 years’ experience in the formation and development of publicly listed natural resources companies. He currently serves as Chief Financial Officer and/or Company Secretary for several listed companies that operate in the resources sector. He commenced his career at a large international Chartered Accounting firm and has since been involved with a number of extraction exploration and development companies, including Piedmont Lithium Inc., Mantra Resources Limited and Papillon Resources Limited. Mr. Swan holds a Bachelor of Commerce from the University of Western Australia and is a Member of the Chartered Accountants Australia and New Zealand, a Fellow of the Governance Institute of Australia, and a Fellow of the Financial Services Institute of Australasia. Mr. Swan was appointed as Director of Hyperion Metals (Australia) Pty Ltd on July 20, 2020 and as Company Secretary of the Company on December 16, 2020.

Lorraine M. Martin (61 years of age) - Independent Non-Executive Director

Lorraine M. Martin is a director, President and CEO of the National Safety Council, serving in this position since June 2019. She is also co-founder and President of Pegasus Springs Foundation, a nonprofit organization focused on education and mentoring. In 2021, Ms. Martin was appointed to the Board of Directors of IperionX Limited, a developer of sustainable, critical material supply chains. Ms. Martin is the retired Executive Vice President and Deputy of Rotary and Mission Systems (RMS) for Lockheed Martin Corporation, a global aerospace, defense, security and advance technologies company. Prior to RMS, Ms. Martin was Executive Vice President and General Manager for the F-35 Lightning II Program for Lockheed Martin Aeronautics Company. Her leadership of the F-35 program earned Pentagon recognition for reducing program costs while increasing production and fielding more aircraft worldwide. She joined Lockheed Martin in 1988 and during her tenure, held a variety of high visibility leadership positions across the corporation. Prior to joining Lockheed Martin, she served as an officer in the U.S. Air Force, holding various leadership positions for software intensive technology and development programs. She has a Master of Science degree in Computer Science from Boston University and a Bachelor of Arts degree in Computational Mathematics from DePauw University. Ms. Martin was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Martin held a directorship in Kennametal Inc. (July 2018 - present).

Vaughn Taylor (39 years of age) - Independent Non-Executive Director

Vaughn Taylor Vaughn Taylor has been a Non-Executive Director of IperionX since March 2021.  Mr. Taylor previously served as Executive Director and Chief Investment Officer of AMB Capital Partners, or AMB, the global investment platform of the Bennett Family. Mr. Taylor was at AMB since the formation of the investment platform in 2010, and was responsible for executing on the investment strategy, expanding the investment portfolio into international markets and sourcing new investment opportunities.  Mr. Taylor is also currently a board member of international companies including Chairman of Alta, Urban Rest, and Frontier Pets. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University. Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, FINSIA, and is a member of FINSIA and the Australian Institute of Company Directors. Mr. Taylor was appointed as Non-Executive Director of the Company on March 3, 2021. During the three-year period to the end of the financial period, Mr. Taylor has not held a directorship in any other listed companies.

Melissa G. Waller (53 years of age) - Independent Non-Executive Director

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

Beverly M. Wyse (61 years of age) - Independent Non-Executive Director

Beverly M. Wyse worked for over 30 years at Boeing, most recently as President of Shared Services, a multi-billion dollar operating group. In that role, she refocused and restructured the organization and also delivered improved efficiency and performance. Previously, she was Vice-President & General Manager of Boeing South Carolina, a major manufacturing, assembly and delivery site for Boeing where she led the team through successful production rate increases, major improvements in workforce relations and significant reductions in operating costs. Throughout her extensive career at Boeing, Ms. Wyse also successfully led the 737, 767 and 787 Charleston programs. Ms. Wyse holds an MBA and a B.Sc. in Mechanical Engineering from the University of Washington. Ms. Wyse is also the Chair of the Board of Trustees of the Franklin W. Olin College of Engineering. Ms. Wyse was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Wyse held a directorship in Héroux-Devtek Inc. (February 2019 - present) and currently serves as the Lead Director for Héroux-Devtek Inc.

Dominic Allen (40 years of age) - Chief Commercial Officer

Dominic Allen is a Chartered Accountant with over 10 years commercial experience, including senior roles with Rio Tinto Limited and Oyu Tolgoi LLC. Mr. Allen previously worked for Ernst & Young Transaction Advisory Services, completing multiple resource and industrial transactions both in Australia and internationally.

Jeanne McMullin (56 years of age) - Chief Legal Officer

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

Scott Sparks (60 years of age) – Chief Operating Officer

Scott Sparks brings more than 30 years of experience as an engineer and senior executive to the design, construction, and operations of industrial plant facilities in the critical resources industry. He has been a founder and senior management team member at several companies, most recently at Performance Industries, a construction and contract operations firm in West Virginia and at DRA Taggart, a Pennsylvania-based provider of construction and engineering services to the resources industry. Mr. Sparks earned a B.S. degree in Mining Engineering from West Virginia Institute of Technology. Mr. Sparks was appointed as an executive officer effective from September 1, 2022.

Marcela Castro (51 years of age) – Chief Accounting Officer

Marcela Castro is an experienced finance professional with over 25 years’ experience in global finance leadership for companies across multiple industries, including green technology, manufacturing, mining and industrial and consumer products. Ms. Castro has expertise in U.S. public company accounting, financial analysis and strategic planning. Ms. Castro started her career at Arthur Andersen and progressed across international finance roles with Colgate-Palmolive, Jaguar Mining, the Rev Group and Proterra Inc. Ms. Castro holds a Bachelor of Business Administration with Pontificia Universidade Catolica and an Executive MBA with IBMEC. Ms. Castro was appointed as an executive officer effective from September 12, 2023.

Family Relationships

There are no family relationships between any members of our executive management and our directors.

Arrangements for Election of Directors and Members of Management

There are no contracts or other arrangements pursuant to which directors have been or must be selected.

B.	Compensation

Overview

The Group’s remuneration policy for its key management personnel (“KMP”) has been developed by the Board taking into account the size of the Group, the size of the management team for the Group, the nature and stage of development of the Group’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

In addition to considering the above general factors, the Board has also placed emphasis on the following specific issues in determining the remuneration policy for KMP: (a) the Group is currently focused on undertaking exploration and evaluation of its minerals assets and research and development of its metals technologies; (b) risks associated with small cap minerals and technologies companies whilst in the exploration and evaluation and research and development phases; and (c) other than profit which may be generated from asset sales, the Group does not expect to be undertaking profitable operations until sometime after the commencement of commercial production from its minerals assets or metals technologies.

The objective of the Group’s remuneration structure reward framework is to ensure that reward for performance is competitive and appropriate for the results delivered. The remuneration framework provides a mix of fixed and variable remuneration, which incorporates a blend of short and long-term incentives. There is a deliberate emphasis on lower fixed base and higher variable results-based remuneration to ensure that management focus is aligned with that of shareholders. This has been achieved by ensuring that a significant proportion of executive’s remuneration is ‘at risk’. Long-term incentives are based on Company milestones linked to long term value drivers.

Executive Remuneration

The Group’s remuneration policy is to provide a fixed remuneration component and a performance-based component (short term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

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

Performance Based Remuneration - Short Term Incentive

Some executive KMP are entitled to an annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board.  Having regard to the current size, nature and opportunities of the Group, the Board has determined that these KPI’s will include measures such as successful completion of the acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings).  Prior to the end of each financial year, the Board assesses performance against these criteria.

During the 2023 financial year, bonuses of US$525,419 (2022: US$492,580) were paid to executive KMP after achievement of KPIs set by the Board. For the 2023 year, the KPI areas of focus included: (a) completion of successful exploration and technical activities; (b) completion of successful development activities; and (c) completion of successful corporate activities. Specific KPIs are set and weighted individually for each KMP and are designed to drive successful business outcomes. For the 2023 year, the CEO’s KPI areas of focus were weighted as follows: (a) 30% weighted to completion of successful exploration and technical activities; (b) 30% weighted to completion of successful development activities; and (c) 40% weighted to completion of successful corporate activities.

Performance Based Remuneration - Long Term Incentive

The Group has a long-term incentive plan (“LTIP”) comprising the “IperionX Limited Employee Equity Incentive Plan” (the “Plan”) to reward executive KMP and other key employees and contractors for long-term performance. The Plan provides for the issuance of unlisted options (“Unlisted Options”) and unlisted performance rights (“Performance Rights”) to eligible employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group.

To achieve its corporate objectives, the Group needs to attract, incentivize, and retain its executive KMP and other key employees and contractors. The Board believes that grants made to eligible participants under the Plan will provide a useful tool to underpin the Group’s employment and engagement strategy, and enables the Group to:

•	recruit, incentivise and retain KMP and other key employees and contractors needed to achieve the Group’s business objectives;

•	link the reward of key staff with the achievement of strategic goals and the long-term performance of the Group;

•	align the financial interest of participants of the Plan with those of Shareholders; and

•	provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.

Performance Rights

The Plan provides for the issuance of Performance Rights to eligible participants which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

Performance Rights granted under the Plan to eligible participants will be linked to the achievement by the Group of certain performance conditions as determined by the Board from time to time. These performance conditions must be satisfied in order for the Performance Rights to vest.  Upon Performance Rights vesting, Ordinary Shares are automatically issued for no consideration. If a performance condition of a Performance Right is not achieved by the expiry date then the Performance Right will lapse.

During the financial year, 400,000 Performance Rights were granted to executive KMP. No Performance Rights held by executive KMP vested and converted into ordinary shares during the financial year. No Performance Rights held by executive KMP lapsed during the financial year.

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

Other than service-based vesting conditions (if any) and the exercise price required to exercise the Unlisted Options, there are no additional performance criteria on the Unlisted Options granted to KMP, as given the speculative nature of the Group’s activities and the small management team responsible for its running, it is considered that the performance of the KMP and the performance and value of the Group are closely related. The Group prohibits executive KMP from entering into arrangements to limit their exposure to Unlisted Options granted as part of their remuneration package.

During the financial year, no Unlisted Options were granted to executive KMP. No Unlisted Options were exercised by executive KMP during the financial year. No Unlisted Options held by executive KMP lapsed during the financial year.

Non-Executive Director Remuneration

The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, Unlisted Options, Restricted Stock Units (“RSUs”), and Performance Rights have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

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

Fees for the Executive Chairman are presently US$210,000 per annum (2022: US$170,000). Fees for Non-Executive Directors are presently US$50,000 per annum (2022: US$30,000). These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.

Subject to shareholder approval, on an annual basis, the Company will grant each Non-Executive Director such number of RSUs calculated by dividing US$90,000 by the volume weighted average price (“VWAP”) of a share on ASX over the 5 trading days immediately prior to the date of the notice of AGM of shareholders.

During fiscal 2023, 424,372 Unlisted Options and 424,372 RSUs were granted to Non-Executive Directors. 200,001 RSUs held by Non-Executive Directors vested and converted into Ordinary Shares during fiscal 2023. No Unlisted Options were exercised by Non-Executive Directors during fiscal 2023. No Unlisted Options or RSUs held by Non-Executive Directors lapsed during fiscal 2023.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Group’s exploration and development phases of its business, the Board anticipates that the Group will retain earnings (if any) and other cash resources for the exploration and development of its resource projects. Accordingly, the Group does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Group during the current and previous four financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Group traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful acquisition of new projects, exploration activities (e.g. completion of exploration programs within budgeted timeframes and costs), development activities (e.g. completion of scoping and/or feasibility studies), corporate activities (e.g. recruitment of key personnel) and business development activities (e.g. project acquisitions and capital raisings). However, as noted above, certain KMP are granted Performance Rights and/or Unlisted Options which generally will be of greater value to KMP if the value of the Group’s shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Group is currently undertaking exploration and development activities, and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialization, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

Details of Remuneration

Details of the nature and amount of each element of the emoluments of each KMP of the Company for fiscal 2023 are as follows:

	Short-term benefits
2023	Salary & fees US$	Cash bonus US$	Other US$	Post-employ-ment benefits US$	Terminat -ion benefits US$	Share- based payments US$	Total US$	Perform-ance related %
Directors
Todd Hannigan	190,000	100,000	-	24,938	-	408,520	723,458	70%
Anastasios Arima	240,000	100,000	11,659	-	-	-	351,659	28%
Lorraine Martin	60,000	-	-	-	-	102,936	162,936	63%
Vaughn Taylor	70,000	-	-	7,350	-	15,720	93,070	17%
Melissa Waller	65,000	-	-	-	-	102,936	167,936	61%
Beverly Wyse	70,000	-	-	-	-	102,936	172,936	60%
Other KMP
Toby Symonds	230,000	100,000	32,936	2,300	-	799,060	1,164,296	77%
Scott Sparks (1)	132,500	50,000	13,697	5,300	-	20,958	222,455	32%
Dominic Allen	195,036	72,000	34,048	1,215	-	-	302,299	24%
Jeanne McMullin	185,000	100,000	32,936	6,400	-	97,316	421,652	47%
Gregory Swan (2)	-	-	-	-	-	-	-	0%
Lamont Leatherman (3)	25,000	-	-	-	-	-	25,000	0%
Total	1,462,536	522,000	125,276	47,503	-	1,650,382	3,807,697

Notes:
(1)	Mr. Sparks was appointed effective September 1, 2022.
(2)
Mr. Swan provides services as the Chief Financial Officer and Company Secretary through a services agreement with Apollo Group Pty Ltd (“Apollo”). During the year, Apollo was paid or is payable A$318,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.

(3)	Mr. Leatherman ceased to be a KMP effective November 30, 2022.

Loans with Key Management Personnel

No loans were provided to or received from KMP during fiscal 2023.

Other Transactions with Key Management Personnel

Performance Industries, Inc., a company associated with Mr. Scott Sparks, Chief Operating Officer of the Company, was paid US$145,055 during the 2023 financial year for the provision engineering and construction services to the Group.  The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length basis.

Employment Agreements with Executive Officers and Directors

Mr. Arima, Chief Executive Officer and Managing Director, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Arima receives a fixed remuneration component of US$300,000 per annum and a discretionary annual bonus of up to US$180,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Symonds, Chief Strategy Officer, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Symonds receives a fixed remuneration component of US$290,000 per annum and a discretionary annual bonus of up to US$174,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Hannigan, Executive Chairman, has a director appointment letter with the Group. Mr. Hannigan receives a fixed remuneration component of US$210,000 per annum and a discretionary annual bonus of up to US$105,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Allen, Chief Commercial Officer, has an employment agreement with the Group which may be terminated upon three months’ advance written notice, unless mutually agreed upon with the Company. Mr. Allen receives a fixed remuneration component of US$165,000 per annum and a discretionary annual bonus of up to US$82,500 to be paid upon the successful completion of KPIs as determined by the Board.

Ms. McMullin, Chief Legal Officer, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Ms. McMullin receives a fixed remuneration component of US$200,000 per annum and a discretionary annual bonus of up to US$100,000 to be paid upon the successful completion of KPIs as determined by the Board.

Mr. Sparks, Chief Operating Officer, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Sparks receives a fixed remuneration component of US$165,000 per annum and a discretionary annual bonus of up to US$82,500 to be paid upon the successful completion of KPIs as determined by the Board.

Ms. Castro, Chief Accounting Officer, has an employment agreement with the Group which may be terminated upon four weeks’ advance written notice, unless mutually agreed upon with the Company. From her commencement date, Ms. Castro receives a fixed remuneration component of US$250,000 per annum, a discretionary annual bonus of up to US$125,000 to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms determined by the Board.

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

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company for any liability caused by such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused by such a director or officer. During or since the end of fiscal 2023, no amounts have been paid by the Company in relation to the above indemnities. During fiscal 2023, an insurance premium of US$57,522 was paid by the Company to insure against a liability incurred by a person who is or has been a director or officer of the Company.

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

D.	Employees

As of June 30, 2023, we had 30 employees and 29 employee contractors based in 3 different countries, as shown in the chart below.

	United States	Australia	Canada
Employees	30	-	-
Employee Contractors	23	3	3

The workforce is non-unionized.

E.	Share Ownership

The following table lists as of June 30, 2023, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 193,493,973 ordinary shares outstanding as of June 30, 2023.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
Anastasios (Taso) Arima	5,086,446	2.6%
Todd W. Hannigan	16,579,717	8.5%
Toby E. Symonds	—	—
Gregory D. Swan	2,250,000	1.2%
Lorraine M. Martin	433,334	—
Vaughn W. Taylor	376,829	—
Melissa G. Waller	133,334	—
Beverly M. Wyse	133,334	—
Scott Sparks	—	—
Dominic P. Allen	3,352,500	1.7%
Jeanne McMullin	—	—
Officers and directors as a group (11 persons)	28,345,493	14.5%

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of IperionX.

(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options, RSUs, and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2023.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth, as of June 30, 2023, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2023. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of June 30, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 193,493,973 ordinary shares issued and outstanding as at June 30, 2023. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
FIL Limited (Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19)	18,974,648	9.8%
FMR LLC (1 St. Martin’s Le Grand, London, EC1A 4AS, United Kingdom)	16,789,000	8.7%
DITM Holdings Pty Ltd (15 Lennox Street, Mosman, NSW, 2088, Australia)(1)	16,579,717	8.5%
B. Riley Financial, Inc. (11100 Santa Monica Blvd, Suite 800, Los Angeles, CA 90025)	10,000,000	5.1%

(1)	DITM Holdings Pty Limited is an Australian corporation controlled by Mr. Todd Hannigan.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX and beneficial ownership reports on Schedule 13G filed with the SEC):

•
FMR LLC became a substantial shareholder on August 31, 2021, when it acquired 13,499,999 ordinary shares, or 9.7% of the total voting power, pursuant to a private placement by the Company. On February 9, 2023, FMR LLC reported it beneficially owned 16,789,000 ordinary shares, or 9.8% of the total voting power, as of December 31, 2022.

•
FIL Limited became a substantial shareholder on September 14, 2022, when it acquired 11,412,500 ordinary shares, or 6.7% of the total voting power, pursuant to a private placement by the Company. On April 13, 2023, FIL Limited had a change in substantial holding (due to additional purchases) and reported it held 13,423,474 ordinary shares, or 7.8% of the total voting power, as of that date.  On February 9, 2023, FIL Limited reported it beneficially owned 11,459,398 ordinary shares, or 6.7% of the total voting power, as of December 31, 2022. On May 10, 2023, FIL Limited had a change in substantial holding (due to additional purchases) and reported it held 18,974,648 ordinary shares, or 9.9% of the total voting power, as of that date.

•
DITM Holdings Pty Ltd became a substantial shareholder on December 1, 2020, when it reported that it held 4,618,357 ordinary shares, or 5.3% of the total voting power, as of that date. On January 27, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 7,951,691 ordinary shares, or 8.1% of the total voting power, as of that date. On August 31, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 9,069,086 ordinary shares, or 6.5% of the total voting power, as of that date. On December 13, 2021, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 9,415,927 ordinary shares, or 6.8% of the total voting power, as of that date. On May 5, 2022, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 10,412,842 ordinary shares, or 7.4% of the total voting power, as of that date. On May 5, 2022, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 10,412,842 ordinary shares, or 7.4% of the total voting power, as of that date.  On February 14, 2023, DITM Holdings Pty Ltd reported it beneficially owned 15,031,747 ordinary shares, or 8.6% of the total voting power, as of December 31, 2022 (consisting of 12,931,747 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days of December 31, 2022). On May 8, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 847,970 ordinary shares. On June 26, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 700,000 ordinary shares, and beneficially owned 16,579,717 ordinary shares, or 8.5% of the total voting power, as of that date (consisting of 14,479,717 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days). DITM Holdings Pty Ltd is an entity associated with Mr. Todd Hannigan, Director of the Company.

•
B. Riley Financial, Inc. and its controlled entities became a substantial shareholder on September 14, 2022, when it acquired 9,000,000 ordinary shares, or 5.3% of the total voting power, pursuant to a private placement by the Company.

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

Record Holders

As of June 30, 2023, we had 193,493,973 ordinary shares issued and outstanding. Based on information known to us, as of June 30, 2023, 7,805,619 of our ordinary shares were being held in the United States by 26 shareholders of record. A number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. In addition, based on information known to us, as of June 30, 2023, approximately 27,071,540 of our outstanding ordinary shares are held in the form of ADSs.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since July 1, 2022, other than employment and remuneration matters described in “Item 6. Directors, Senior Management and Employees – Compensation” we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial shareholder interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Performance Industries, Inc., a Company associated with Mr. Scott Sparks, Chief Operating Officer of the Company, was paid US$145,055 during the 2023 financial year for the provision engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length basis.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings.

Dividends

We have not declared any dividends during fiscal 2023 or 2022 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable law and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Item 12. Description of Securities Other Than Equity Securities-D. American Depositary Shares.”

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

•	any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;

•	any corporation in which the person holds a substantial interest;

•	where the person is a corporation-a person who holds a substantial interest in the corporation;

•	the trustee of a trust estate in which the person holds a substantial interest;

•	where the person is the trustee of a trust estate-a person who holds a substantial interest in the trust estate;

•	any person who is an associate of any other person who is an associate of the person.

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

E.	Taxation

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

Distributions

We do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the PFIC rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax)made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. See “-Backup Withholding Tax and Information Reporting Requirements” below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

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

The Treaty has been approved for the purposes of the qualified dividend rules and the ADSs are listed on the Nasdaq. We do believe we were a PFIC for our taxable year ended June 30, 2023, and expect to be a PFIC for our taxable year ended June 30, 2024. However, our status as a PFIC in the current taxable year ending June 30, 2024 and future taxable years will depend in part upon our use of the funds from the offering, as well as our income and assets (which for this purpose depends in part on the market value of our shares) in those years. See the discussion below under “-Passive Foreign Investment Company.” You should consult your tax advisor regarding the availability of the reduced tax rate on any dividends paid with respect to our ADSs.

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

The availability of the foreign tax credit and the limitations on its availability are fact-specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations-Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC (as we believe to be the case with respect to taxable years 2023 and 2024).

Sale, Exchange or Other Disposition of ADSs

If you are a U.S. Holder of our ADSs in a taxable year in which we are a PFIC (and any subsequent taxable years), then this section generally will not apply to you-instead, see the discussion above under “-Passive Foreign Investment Company.”

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

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs. See “Australian Tax Considerations-Tax on Sales or other Dispositions of Shares.”

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

Because we did not have active business income in the taxable year ended June 30, 2023, we believe we were a PFIC in tax year 2023, and, because we do not expect to begin active business operations in the current taxable year ending June 30, 2024, we expect to be a PFIC in tax year 2024. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs (which may be especially volatile). In particular, the PFIC determination will depend, in part, on whether we are able to generate gross income from mining operations. If we are able to generate sufficient income from such operations more quickly than is currently anticipated, we may not be a PFIC for our taxable year ending June 30, 2024. Our ability to generate such income, however, depends on a number of factors, which cannot be predicted with any certainty. Moreover, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. You should consult your own tax advisor regarding our PFIC status.

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

Tax on Sales or other Dispositions of Shares-Capital gains tax

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

Tax on Sales or other Dispositions of Shares-Shareholders Holding Shares on Revenue Account

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

Our Board has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing our financial risks as summarized below. For additional information about our financial risk management objectives and policies, see note 19 to our audited consolidated financial statements for fiscal 2023, included in this annual report.

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

Our cash at bank and on hand and short-term deposits had a weighted average floating interest rate at June 30, 2023 of 3.09% (2022: 0.31%).

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

We did not have significant concentrations of credit risk as of June 30, 2023. With respect to credit risk arising from cash and cash equivalents, our exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Trade and other receivables comprise primarily deposits, accrued interest and goods and services tax refunds due. Where possible we trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant. At June 30, 2023, none of our receivables were past due.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due. At June 30, 2023, we determined that we had sufficient liquid assets to meet our financial obligations.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2023. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of June 30, 2023, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

In connection with the preparation of our financial statements as of June 30, 2023, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by management relate to the following:

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

Management’s Report on Internal Control over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS as issued by the IASB. Internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2023, our internal control over financial reporting was not effective.

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

Changes in Internal Control over Financial Reporting

During fiscal 2023, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Services Rendered	Fiscal 2023		Fiscal 2022
Audit or review of financial reports	US$	386,587	US$	561,970
Other		-		-
Total	US$	386,587	US$	561,970

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

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2023.

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

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)

2.3	Description of Share Capital (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed on August 26, 2022)

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

4.4	IperionX Limited (formerly Hyperion Metals Limited) Employee Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.5	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

8.1	List of Subsidiaries of IperionX Limited (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

15.1	Technical Report Summary on the Titan Project (incorporated herein by reference to Exhibit 15.1 to the Company’s Form 20-F/A (Amendment No. 1) filed on May 30, 2023).

15.2	Consent of PricewaterhouseCoopers

101.1
The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2023, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

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
Anastasios Arima
Chief Executive Officer and Managing Director
Date: September 18, 2023

IperionX Limited

ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2023

IperionX Limited

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of IperionX Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of IperionX Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for the years ended June 30, 2023 and 2022 and for the period from July 20, 2020 to June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for the years ended June 30, 2023 and 2022 and the period from July 20, 2020 to June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(a) to the consolidated financial statements, the ongoing operation of the Company is dependent upon raising additional funding from shareholders or other parties, the Company has no source of material operating cash inflows, and had net outflows from operating and investing activities of $21,569,980 during the year ended June 30, 2023, and has stated that these events or conditions indicate that there is a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (United States) (PCAOB) standards) on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
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
/s/PricewaterhouseCoopers
Perth, Australia
September 18, 2023
We have served as the Company’s auditor since 2021.

IperionX Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30, 2023

	Notes		2023	2022	July 20, 2020 to June 30, 2021
			US$	US$	US$
Continuing operations
Exploration and evaluation expenses			(2,826,397)	(6,189,159)	(2,328,386)
Research and development costs			(5,600,653)	(1,079,109)	(240,000)
Corporate and administrative expenses			(3,990,672)	(3,056,249)	(852,944)
Business development expenses			(2,654,420)	(3,205,162)	(581,200)
Share-based payment expenses	18(a	)	(2,589,413)	(8,340,328)	(4,084,764)
Finance income	2		494,469	401,045	5,075
Finance costs	2		(88,138)	(52,275)	(7,492)
Other income and expenses	2		(189,530)	-	(5,141,126)
Loss before income tax			(17,444,754)	(21,521,237)	(13,230,837)
Income tax expense	3		-	-	-
Loss for the year			(17,444,754)	(21,521,237)	(13,230,837)
Loss attributable to shareholders of IperionX Limited			(17,444,754)	(21,521,237)	(13,230,837)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation into presentation currency			(411,913)	(593,912)	(2,419)
Other comprehensive loss for the year, net of tax			(411,913)	(593,912)	(2,419)
Total comprehensive loss for the year			(17,856,667)	(22,115,149)	(13,233,256)
Total comprehensive loss attributable to shareholders of IperionX Limited			(17,856,667)	(22,115,149)	(13,233,256)

Basic loss per share (US$ per share)	15		(0.11)	(0.16)	(0.19)
Diluted loss per share (US$ per share)	15		(0.11)	(0.16)	(0.19)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2023

	Notes	2023	2022
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	11,937,941	5,672,551
Trade and other receivables		228,395	22,540
Prepayments	6	588,395	144,183
Total Current Assets		12,754,731	5,839,274

Non-Current Assets
Exploration and evaluation assets	7	3,059,021	2,431,229
Property, plant and equipment	8	3,989,783	1,387,986
Prepayments	6	3,000,000	-
Other financial assets		-	250,000
Total Non-Current Assets		10,048,804	4,069,215
TOTAL ASSETS		22,803,535	9,908,489

LIABILITIES
Current Liabilities
Trade and other payables	9	1,180,984	1,899,348
Loans and borrowings	10	382,626	134,247
Provisions		84,009	46,392
Total Current Liabilities		1,647,619	2,079,987

Non-Current Liabilities
Loans and borrowings	10	592,688	408,783
Total Non-Current Liabilities		592,688	408,783
TOTAL LIABILITIES		2,240,307	2,488,770

NET ASSETS		20,563,228	7,419,719

EQUITY
Contributed equity	12	58,764,248	29,782,268
Reserves	13	13,995,808	12,389,525
Accumulated losses	14	(52,196,828)	(34,752,074)
TOTAL EQUITY		20,563,228	7,419,719

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED JUNE 30, 2023

	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$

Balance at July 1, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719
Net loss for the year	-	-	-	(17,444,754)	(17,444,754)
Exchange differences arising on translation into presentation currency	-	-	(411,913)	-	(411,913)
Total comprehensive loss for the year	-	-	(411,913)	(17,444,754)	(17,856,667)
Issue of shares - share placement	29,637,300	-	-	-	29,637,300
Issue of shares - exercise of options	477,156	(192,511)	-	-	284,645
Issue of shares - conversion of RSUs	167,487	(167,487)	-	-	-
Issue of shares - conversion of rights	216,007	(216,007)	-	-	-
Issue of shares to consultant	350,000	(350,000)	-	-	-
Share issue costs	(1,865,970)	354,788	-	-	(1,511,182)
Share-based payment expense	-	2,589,413	-	-	2,589,413
Balance at June 30, 2023	58,764,248	15,004,052	(1,008,244)	(52,196,828)	20,563,228

Balance at July 1, 2021	10,255,369	4,738,007	(2,419)	(13,230,837)	1,760,120
Net loss for the year	-	-	-	(21,521,237)	(21,521,237)
Exchange differences arising on translation into presentation currency	-	-	(593,912)	-	(593,912)
Total comprehensive loss for the year	-	-	(593,912)	(21,521,237)	(22,115,149)
Issue of shares – share placement	17,604,000	-	-	-	17,604,000
Issue of shares – exercise of options	2,353,704	(92,479)	-	-	2,261,225
Share issue costs	(430,805)	-	-	-	(430,805)
Share-based payment expense	-	8,340,328	-	-	8,340,328
Balance at June 30, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719

Balance at incorporation	-	-	-	-	-
Net loss for the year	-	-	-	(13,230,837)	(13,230,837)
Exchange differences arising on translation into presentation currency	-	-	(2,419)	-	(2,419)
Total comprehensive loss for the year	-	-	(2,419)	(13,230,837)	(13,233,256)
Issue of shares – incorporation	1	-	-	-	1
Issue of shares – seed placement	54,011	-	-	-	54,011
Reverse acquisition	5,581,274	967,582	-	-	6,548,856
Issue of shares – to facilitators of reverse acquisition	852,478	-	-	-	852,478
Issue of shares – share placement	2,819,340	-	-	-	2,819,340
Issue of shares – exercise of options and performance rights	1,033,732	(314,339)	-	-	719,393
Share issue costs	(85,467)	-	-	-	(85,467)
Share-based payment expense	-	4,084,764	-	-	4,084,764
Balance at June 30, 2021	10,255,369	4,738,007	(2,419)	(13,230,837)	1,760,120

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2023

	Notes	2023	2022	July 20, 2020 to June 30, 2021
		US$	US$	US$
Operating activities
Payments to suppliers and employees		(15,954,550)	(12,112,577)	(3,562,589)
Interest paid		(49,488)	(45,541)	(511)
Interest received		139,644	24,041	5,075
Net cash flows used in operating activities	5	(15,864,394)	(12,134,077)	(3,558,025)

Investing activities
Purchase of exploration and evaluation assets	7	(627,792)	(1,926,479)	(504,750)
Purchase of property, plant and equipment	8	(2,077,794)	(889,988)	(66,818)
Blacksand option prepayments	6	(3,000,000)	-	-
Purchase of financial assets		-	(250,000)	-
Net cash flows used in investing activities		(5,705,586)	(3,066,467)	(571,568)

Financing activities
Proceeds from issue of shares		29,921,945	19,865,225	3,592,745
Share issue costs		(1,511,182)	(430,805)	(85,467)
Proceeds from borrowings		-	38,682	-
Repayment of borrowings		(5,594)	(2,225)	-
Payment of principal portion of lease liabilities		(512,660)	(78,778)	(6,473)
Net cash inflow on reverse acquisition		-	-	2,329,111
Net cash flows from financing activities		27,892,509	19,392,099	5,829,916

Net increase in cash and cash equivalents		6,322,529	4,191,555	1,700,323
Net foreign exchange differences		(57,139)	(216,908)	(2,419)
Cash and cash equivalents at beginning of the year		5,672,551	1,697,904	-
Cash and cash equivalents at the end of the year	5	11,937,941	5,672,551	1,697,904

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in preparing the consolidated financial statements of IperionX Limited (“IperionX” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2023 and 2022 and for the period from July 20, 2020 to June 30, 2021 are stated to assist in a general understanding of the consolidated financial statements.

IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.

The principal activities of the Group during the year ended June 30, 2023 consisted of the exploration and evaluation of its mineral properties in the United States and the research and development of its associated and metals technologies to support an integrated titanium processing operation.

The consolidated financial statements of the Group for the year ended June 30, 2023 were authorised for issue in accordance with a resolution of the Directors on September 15, 2023.

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

The Group currently has no source of material operating cash inflows and had net outflows from operating and investing activities of US$21,569,980 for fiscal 2023 (2022: US$15,200,544). At June 30, 2023, the Group has cash and cash equivalents of US$11,937,941 (2022: US$5,672,551).

The ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. In light of increasing expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s exploration, appraisal, and pilot activities are ultimately successful, additional funds will be required to develop the Group’s titanium metal technologies and exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and pilot activities or relinquish rights to certain of its interests.

The Directors are confident that they will be able to raise additional funds as required to meet its obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However as a result of these matters, there is a material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern, and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

Comparative figures

When applicable, certain comparative figures have been adjusted to conform to the current year’s presentation. These changes had no impact on the Group’s net loss or financial position for the year ended June 30, 2022 or period from July 20, 2020 to June 30, 2021.

In the comparative figures for the period from July 20, 2020 to June 30, 2021, the Group has revised the loss per share in the consolidated statement of profit or loss to reflect the impact of the reverse acquisition in determining the weighted average number of ordinary shares. The revision reduces the basic and diluted loss per share from US$0.22 to US$0.19 per share. This change had no impact on the Group’s net loss or financial position for the period ended June 30, 2021. Whilst the Group considers the change to be immaterial, the Group has revised the previously reported loss per share presented for comparative purposes.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(b)	New standards, interpretations and amendments

In the current year, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2022 that are mandatory.

The adoption of the aforementioned standards has no impact on the financial statements of the Company as at June 30, 2023. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(c)	Issued standards and interpretations not early adopted

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the year ended June 30, 2023. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)	1 January 2023	1 July 2023
Definition of Accounting Estimates (Amendments to IAS 8)	1 January 2023	1 July 2023
Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)	1 January 2023	1 July 2023
Classification of Liabilities as Current or Non-Current (Amendments to IAS 1)	1 January 2024	1 July 2024
Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)	1 January 2024	1 July 2024
Non-current Liabilities with Covenants (Amendments to IAS 1)	1 January 2024	1 July 2024

(d)	Principles of Consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of the Company.

Control is achieved when the Company has power over the investee, is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to use its power to affect its returns. The Company reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Company has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Company considers all relevant facts and circumstances in assessing whether or not the Company’s voting rights in an investee are sufficient to give it power.

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

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(e)	Foreign Currencies

(i)	Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates.  The Company’s functional currency is Australian dollars.

The Group’s financial statements are presented in United States dollars which is the Group’s presentation currency. United States dollars has been chosen as the Group’s presentation currency to better reflect the Groupʼs business activities in the United States and to enhance comparability with its industry peer group, the majority of which report in United States dollars.

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

The financial results and position of operations whose functional currency is different from the group’s presentation currency are translated as follows:

•	assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•	income and expenses are translated at average exchange rates for the year; and
•	retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation into the presentation currency are transferred directly to the group’s foreign currency translation reserve in equity. These differences are recognised in profit or loss in the year in which the operation is disposed.

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

As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

(h)	Prepayments

Prepayments represent payments in advance of receipt of goods or services. The Group recognises a prepayment as an asset within other current and non-current assets when payment for goods or services has been made in advance of the Group obtaining a right to access those goods or services. Ther Group’s prepayments comprise of certain option payments made to Blacksand Technology, LLC as part of the Group’s exclusive option to purchase the assets of Blacksand. Upon exercise of the option, the prepaid amounts will transfer to the capital cost of the asset. These prepayments are assessed for indicators of impairment each year. If future economic benefits are no longer expected to occur, for example, if purchase of assets of Blacksand is no longer probable, and economic benefits cannot be derived from the prepayment in any other way, such as the absence of the ability to sell the option to another party or obtain a refund, the prepayment will be derecognised.

(i)	Property, Plant and Equipment

All classes of property, plant and equipment are measured at cost.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated. Currently the Group only has plant and equipment which is depreciated over a period of 5 years.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(j)	Exploration and Development Expenditure

Expenditure on exploration and evaluation is accounted for in accordance with the ‘area of interest’ method and with IFRS 6 Exploration for and Evaluation of Mineral Resources.

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

(k)	Research and Development Expenditure

Research costs are expensed as incurred. Development expenditures on an individual project are recognised as an intangible asset when the Group can demonstrate: (a) the technical feasibility of completing the intangible asset so that the asset will be available for use or sale; (b) its intention to complete and its ability and intention to use or sell the asset; (c) how the asset will generate future economic benefits; (d) the availability of resources to complete the asset; and (e) the ability to measure reliably the expenditure during development. Development costs that do not meet these criteria are expensed as incurred. Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortisation and accumulated impairment losses. Amortisation of the asset begins when development is complete, and the asset is available for use. It is amortised over the period of expected future benefit. Amortisation is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(l)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(m)	Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(n)	Interest income

Interest income is recognised on a time proportionate basis that takes into account the effective yield on the financial asset.

(o)	Income Tax

The income tax expense for the year is the tax payable on the current year’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

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

(p)	Employee Entitlements

Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

(q)	Earnings per Share

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

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(r)	Use and Revision of Accounting Estimates, Judgements and Assumptions

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

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognised in the financial statements are described in the following note:

•	Functional currency (Note 1(e));
•	Impairment of exploration and evaluation assets (Note 7); and
•	Share-based payments (Note 17).

(s)	Operating Segments

An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to the board of directors.

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

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(t)	Impairment of Non-Financial Assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired.  If any such indication exists, or when annual impairment testing for an asset is required, the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of its fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets and the asset’s value in use cannot be estimated to be close to its fair value.  In such cases the asset is tested for impairment as part of the cash-generating unit to which it belongs. When the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset or cash-generating unit is considered impaired and is written down to its recoverable amount.

In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

An assessment is also made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognised. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. After such a reversal the depreciation charge is adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

(u)	Fair Value Estimation

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

(v)	Issued and Unissued Capital

Ordinary Shares and Performance Shares are classified as equity.  Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)

1.	STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(x)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. The fair value of options is estimated using the Black Scholes option valuation model. The fair value of performance rights that have market-based vesting conditions is estimated using a trinomial valuation model. The fair value of restricted stock units and performance rights that do not have market-based vesting conditions are estimated based on the underlying share price. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognised in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.

Equity-settled share-based payments may also be provided as consideration for the acquisition of assets. Where ordinary shares are issued, the transaction is recorded at fair value based on the quoted price of the ordinary shares at the date of issue. The acquisition is then recorded as an asset or expensed in accordance with accounting standards.

(y)	Leases

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

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
2.	INCOME AND EXPENSES

		2023	2022	July 20, 2020 to June 30, 2021
	Note	US$	US$	US$
Finance income
Interest income		139,697	24,042	5,075
Net foreign exchange gain		354,772	377,003	-
		494,469	401,045	5,075

Finance costs
Interest expense		(88,138)	(45,541)	(3,097)
Other finance costs		-	(6,734)	(4,395)
		(88,138)	(52,275)	(7,492)

Other income and expenses
Other income		60,470	-	-
Loss on derecognition of financial asset		(250,000)	-	-
Cost of listing on reverse acquisition		-	-	(5,141,126)
		(189,530)	-	(5,141,126)

Depreciation and amortisation
Amortisation of right-of-use assets	8	(249,387)	(119,706)	(8,364)
Depreciation of property, plant and equipment	8	(177,147)	(33,728)	(960)
		(426,534)	(153,434)	(9,324)

Employee benefits expense
Wages and salaries		(4,714,673)	(2,739,427)	(509,474)
Employee benefits		(808,717)	(376,974)	(44,325)
Post-employment benefits		(134,074)	(67,496)	(8,929)
Share-based payment expenses		(2,589,413)	(8,340,328)	(4,084,764)
		(8,246,877)	(11,524,225)	(4,647,492)

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
3.	INCOME TAX

		2023	2022	July 20, 2020 to June 30, 2021
	Note	US$	US$	US$
Recognised in profit or loss
Current income tax:
Current income tax benefit in respect of the current year		-	-	-
Deferred income tax:
Origination and reversal of temporary differences		-	-	-
Income tax expense reported in profit or loss		-	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax		(17,444,754)	(21,521,237)	(13,230,837)
At the Australian income tax rate of 30%		(5,233,426)	(6,456,371)	(3,969,251)
Effect of lower income tax rate in the United States		488,952	433,351	124,391
Expenditure not allowable for income tax purposes		870,584	2,502,099	2,942,127
Exchange differences		5,329	30,731	(5,365)
Adjustments in respect of deferred tax of previous years		(182,314)	174,258	-
Effect of deferred tax assets not brought to account		4,050,875	3,315,932	908,098
Income tax expense reported in profit or loss		-	-	-

Deferred tax assets and liabilities
Deferred tax liabilities:
Right-of-use assets		305,000	121,755	142,128
Deferred tax assets used to offset deferred tax liabilities		(305,000)	(121,755)	(142,128)
		-	-	-
Deferred tax assets:
Accrued expenditures		139,113	22,500	53,997
Provisions		21,956	12,125	2,893
Lease liabilities		246,832	132,393	142,695
Capital allowances		3,241,541	2,535,077	-
Tax losses available to offset against future taxable income		5,361,043	2,053,718	1,260,669
Deferred tax assets used to offset deferred tax liabilities		(305,000)	(121,755)	(142,128)
Deferred tax assets acquired on reverse acquisition not brought to account (1)		-	-	(410,028)
Other deferred tax assets not brought to account (1)		(8,705,485)	(4,634,058)	(908,098)
		-	-	-

Notes:

(1)
The benefit of deferred tax assets not brought to account will only be subsequently recognised if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realising the benefit.

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2023 (2022:nil) (2021: nil).

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
5.	CASH AND CASH EQUIVALENTS

	2023	2022	July 20, 2020 to June 30, 2021
	US$	US$	US$
Cash at bank and on hand	11,937,941	5,672,551	1,697,904
	11,937,941	5,672,551	1,697,904

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(17,444,754)	(21,521,237)	(13,230,837)
Adjustment for non-cash income and expense items
Share-based payments expense	2,589,413	8,340,328	4,084,764
Amortisation of right-of-use assets	249,387	119,706	8,364
Depreciation of property, plant and equipment	177,147	33,728	960
Net foreign exchange loss/(gain)	(354,772)	(377,003)	-
Loss on derecognition of financial asset	250,000	-	-
Lease modifications	-	(2,112)	-
Cost of listing on reverse acquisition	-	-	5,141,126
Changes in assets and liabilities
Increase in receivables and prepayments	(650,067)	(98,797)	(34,405)
(Decrease)/increase in payables and provisions	(680,748)	1,371,310	472,003
Net cash outflow from operating activities	(15,864,394)	(12,134,077)	(3,558,025)

6.	PREPAYMENTS

	2023	2022
	US$	US$
Current
Other prepayments	588,395	144,183
Total current prepayments	588,395	144,183

Non-current
Blacksand option prepayments(1)	3,000,000	-
Total non-current prepayments	3,000,000	-

Total prepayments	3,588,395	144,183
Notes:
(1)
At June 30, 2023, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC (“Blacksand”). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. The Group can exercise its option any time prior to 31 December 2024 (“Option Period”). As consideration for the option, IperionX shall make option payments to Blacksand totalling US$6,000,000 during the Option Period (US$1,500,000 payable by January 2023, July 2023, January 2024 and July 2024). These prepayments represent the first two option payments to Blacksand, paid in December 2022 and June 2023. Refer Note 21 for further details.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
7.	EXPLORATION AND EVALUATION ASSETS

Titan Project (1)
US$
2023
Carrying amount at July 1, 2022	2,431,229
Additions	627,792
Carrying amount at June 30, 2023 (2)	3,059,021

2022
Carrying amount at July 1, 2021	504,750
Additions	1,926,479
Carrying amount at June 30, 2022 (2)	2,431,229

Notes:

(1)
At June 30, 2023, the Titan Project comprised of approximately 11,071 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 453 acres are owned and approximately 10,618 acres are subject to exclusive option agreements. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.

(2)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

8.	PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Right-of-use assets	Total
	US$	US$	US$
2023
Carrying amount at July 1, 2022	922,118	465,868	1,387,986
Additions	2,077,794	950,537	3,028,331
Depreciation and amortization	(177,147)	(249,387)	(426,534)
Carrying amount at June 30, 2023	2,822,765	1,167,018	3,989,783
- at cost	3,034,599	1,543,876	4,578,475
- accumulated depreciation	(211,834)	(376,858)	(588,692)

2022
Carrying amount at July 1, 2021	65,858	473,761	539,619
Additions	889,988	140,188	1,030,176
Modifications	-	(28,375)	(28,375)
Depreciation and amortization	(33,728)	(119,706)	(153,434)
Carrying amount at June 30, 2022	922,118	465,868	1,387,986
- at cost	956,805	593,339	1,550,144
- accumulated depreciation	(34,687)	(127,471)	(162,158)

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
9.	TRADE AND OTHER PAYABLES

	2023	2022
	US$	US$
Current
Trade payables	711,011	1,677,757
Accruals	455,241	196,450
Payroll liabilities	14,732	25,141
Total trade and other payables	1,180,984	1,899,348

10.	LOANS AND BORROWINGS

	2023	2022
	US$	US$
Current
Lease liabilities	376,655	128,653
Other loans and borrowings	5,971	5,594
Total current loans and borrowings	382,626	134,247

Non-current
Lease liabilities	567,796	377,920
Other loans and borrowings	24,892	30,863
Total non-current loans and borrowings	592,688	408,783

Total loans and borrowings	975,314	543,030

(a)	Reconciliation

	Balance at July 1, 2022	Additions	Repayments	Balance at June 30, 2023
	US$	US$	US$	US$
Lease liabilities	506,573	950,538	(512,660)	944,451
Other loans and borrowings	36,457	-	(5,594)	30,863
Total loans and borrowings	543,030	950,538	(518,254)	975,314

11.	LEASES

The Group leases office premises, vehicles and plant and equipment in the United States. The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the year are in Note 8. The carrying amounts of lease liabilities (included under financial liabilities) and the movements during the year are set out in Note 10.

The following are the amounts recognised in profit or loss in respect of leases:

		2023	2022
	Note	US$	US$
Amortisation of right-of-use assets	8	(249,387)	(119,706)
Interest expense on lease liabilities		(78,040)	(44,512)
Net amount recognised in profit or loss		(327,427)	(164,218)

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
12.	CONTRIBUTED EQUITY

		2023	2022
	Note	US$	US$
Issued capital
193,493,973 (2022: 140,288,491) fully paid ordinary shares	12(a)	58,764,248	29,782,268

(a)	Movements in issued capital

	Number of Ordinary Shares	Number of Class A Performance Shares	Number of Class B Performance Shares	US$
2023
Opening balance at July 1, 2022	140,288,491	19,800,000	19,800,000	29,782,268
Issue of shares – share placements	50,000,000	-	-	29,637,300
Issue of shares – exercise of options	2,102,363	-	-	477,156
Issue of shares – conversion of RSUs	200,001	-	-	167,487
Issue of shares – conversion of performance rights	215,495	-	-	216,007
Issue of shares to consultant	687,623	-	-	350,000
Share issue costs	-	-	-	(1,865,970)
Closing balance at June 30, 2023	193,493,973	19,800,000	19,800,000	58,764,248
2022
Opening balance at July 1, 2021	105,105,787	19,800,000	19,800,000	10,255,369
Issue of shares – share placements	20,000,000	-	-	17,604,000
Issue of shares – exercise of options	15,182,704	-	-	2,353,704
Share issue costs	-	-	-	(430,805)
Closing balance at June 30, 2022	140,288,491	19,800,000	19,800,000	29,782,268

(b)	Rights attaching to Ordinary Shares

The rights attaching to fully paid ordinary shares (“Ordinary Shares”) arise from a combination of the Company’s Constitution, statute and general law:

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

•
Changes to the Constitution - The Company’s Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.

•
Listing Rules - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company’s Constitution will be deemed to comply with the Listing Rules as amended from time to time.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
12.	CONTRIBUTED EQUITY (continued)

(c)	Rights attaching to Performance Shares

Performance Shares comprise 19,800,000 Class A and 19,800,000 Class B Performance Shares issued in relation to the acquisition of Hyperion Metals (Australia) Pty Ltd and are issued based upon the following terms and conditions:

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

•	The Performance Shares are unquoted. No application for quotation of the Performance Shares will be made by the Company.

13.	RESERVES

			2023	2022
	Note		US$	US$
Share-based payments reserve	13(b	)	15,004,052	12,985,856
Foreign currency translation reserve	13(f	)	(1,008,244)	(596,331)
			13,995,808	12,389,525

(a)	Nature and purpose of reserves

(i)	Share-based payments reserve

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

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
13.	RESERVES (continued)

(b)	Movements in share-based payments reserve during the year

	Number of Listed Options	Number of Unlisted Options (Note 12(c))	Number of Performance Rights (Note 12(d))	No. of Restricted Stock Units (Note 12(e))	US$
2023
Opening balance at July 1, 2022	-	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	-	424,372	1,535,000	424,372	-
Grant of options to financial advisor	-	1,000,000	-	-	354,788
Exercise of options	-	(2,237,000)	-	-	(192,511)
Conversion of RSUs	-	-	(329,000)	-	(167,487)
Conversion of performance rights	-	-	-	(200,001)	(216,007)
Issue of shares to a consultant	-	-	-	-	(350,000)
Lapse of employee incentive securities	-	-	(80,000)	-	-
Share-based payment expense	-	-	-	-	2,589,413
Closing balance at June 30, 2023	-	23,011,372	28,746,000	824,371	15,004,052
2022
Opening balance at July 1,2021	12,624,214	25,800,000	16,325,000	-	4,738,007
Grant of employee incentive securities	-	600,000	11,295,000	600,000	-
Exercise of options	(12,606,704)	(2,576,000)	-	-	(92,479)
Expiry of options	(17,510)	-	-	-	-
Share-based payment expense	-	-	-	-	8,340,328
Closing balance at June 30, 2022	-	23,824,000	27,620,000	600,000	12,985,856

Notes:

(1)	For details on the valuation of Unlisted Options, Performance Rights and Restricted Stock Units, including models and assumptions used, refer to Note 17 of the financial statements.

(c)	Terms and conditions of Unlisted Options

Unlisted Options granted as share-based payments have the following terms and conditions:

•	Each Unlisted Option entitles the holder to the right to subscribe for one Share upon the exercise of each Unlisted Option;

•	The Unlisted Options outstanding at the end of the financial year have the following exercise prices and expiry dates:

o	2,550,000 Unlisted Options exercisable at A$0.20 each on or before December 31, 2023;
o	3,975,000 Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
o	4,000,000 Class A Performance Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
o	4,000,000 Class B Performance Unlisted Options exercisable at A$0.20 each on or before December 1, 2025;
o	4,612,000 Unlisted Options exercisable at A$0.25 each on or before December 31, 2023;
o	975,000 Unlisted Options exercisable at A$0.45 each on or before December 31, 2023;
o	875,000 Unlisted Options exercisable at A$0.55 each on or before December 31, 2023;
o	424,372 Unlisted Options exercisable at A$0.87 each on or before December 5, 2026;
o	1,000,000 Unlisted Options exercisable at A$1.10 each on or before September 14, 2025; and
o	600,000 Unlisted Options exercisable at A$1.33 each on or before September 9, 2025.

•	The Unlisted Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);

•	Shares issued on exercise of the Unlisted Options rank equally with the then Shares of the Company;

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Unlisted Options;

•
If there is any reconstruction of the issued share capital of the Company, the rights of the Unlisted Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Unlisted Options will be made by the Company.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
13.	RESERVES (continued)
(d)	Terms and conditions of Performance Rights

Performance Rights granted as share-based payments have the following terms and conditions:

•	Each Performance Right automatically converts into one Share upon vesting of the Performance Right;

•	Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;

•	The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:

o
6,101,665 Performance Rights that vest upon achieving a 30-day VWAP of A$2.00 per share (175,000 expiring April 23, 2024, 25,000 expiring December 22, 2024, 150,000 expiring March 1, 2026, 5,701,665 expiring April 23, 2026, and 50,000 expiring December 22, 2026);

o
7,661,667 Performance Rights that vest upon achieving a 30-day VWAP of A$3.00 per share (275,000 expiring April 23, 2024, 25,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 7,111,667 expiring April 23, 2026, and 100,000 expiring December 22, 2026);

o
12,746,668 Performance Rights that vest upon achieving a 30-day VWAP of A$4.00 per share (125,000 Performance Rights expiring April 23, 2024, 1,000,000 Performance Rights expiring April 6, 2025, 50,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 11,246,668 expiring April 23, 2026, and 175,000 expiring December 22, 2026); and

o
2,236,000 Performance Rights that vest upon achieving various (non-market based) performance conditions (1,000,000 expiring April 6, 2025, 261,000 expiring December 22, 2025, 55,000 expiring December 31, 2025, 200,000 expiring April 23, 2026, 265,000 expiring December 22, 2026, 55,000 expiring December 31, 2026, and 400,000 expiring January 31, 2027).

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

•
Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.

(e)	Terms and conditions of Restricted Stock Units

Restricted stock units (“RSUs”) granted as share-based payments have the following terms and conditions:

•	Each RSU automatically converts into one Share upon vesting of the RSU;

•	Each RSU is subject to service based performance conditions (as determined by the Board from time to time) which must be satisfied in order for the RSU to vest;

•	The RSUs outstanding at the end of the financial year have the following conditions and expiry dates:

o	399,999 RSUs that vest upon achieving various service-based conditions, expiring September 9, 2025; and

o	424,372 RSUs that vest upon achieving various service-based conditions, expiring December 5, 2026.

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the RSUs;

•
If there is any reconstruction of the issued share capital of the Company, the rights of the RSU holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;

•	No application for quotation of the RSUs will be made by the Company; and

•
Without approval of the Board, RSUs may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such RSUs and exercise any rights in respect of them.

(f)	Movements in foreign currency translation reserve during the year

	2023	2022
	US$	US$
Balance at start of year	(596,331)	(2,419)
Exchange differences arising on translation into presentation currency	(411,913)	(593,912)
Balance at June 30	(1,008,244)	(596,331)

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
14	ACCUMULATED LOSSES

	2023	2022
	US$	US$
Balance at start of year	(34,752,074)	(13,230,837)
Net loss for the year	(17,444,754)	(21,521,237)
Balance at June 30	(52,196,828)	(34,752,074)

15.	LOSS PER SHARE

	2023 US$	2022 US$	July 20, 2020 to June 30, 2021 US$
Basic loss per share(1)	(0.11)	(0.16)	(0.19)
Diluted loss per share(1)	(0.11)	(0.16)	(0.19)
Notes:
(1)	Basic and diluted loss per share for the comparative period from July 20, 2020 to June 30, 2021 have been revised. Refer to Note 1(a) for further information.

The following reflects the income and share data used in the calculations of basic earnings per share:

	2023 US$	2022 US$	July 20, 2020 to June 30, 2021 US$
Net loss	(17,444,754)	(21,521,237)	(13,230,837)
Net loss used in calculating basic and dilutive earnings per share	(17,444,754)	(21,521,237)	(13,230,837)

	Number of Ordinary Shares 2023	Number of Ordinary Shares 2022	Number of Ordinary Shares 2021
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	168,029,357	134,609,413	68,798,762

(a)	Anti-Dilutive Securities

As at June 30, 2023, 23,011,372 Unlisted Options, 28,746,000 Performance Rights, 824,371 Restricted Stock Units and 39,600,000 Performance Shares, which together represent 92,181,743 potential Ordinary Shares (2022: 91,644,000) (2021: 94,349,214), were not included in the calculation of diluted loss per share because they are considered anti-dilutive as they would decrease the loss per share for the periods presented.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2023
Subsequent to June 30, 2023, the Company has:
•	issued 1,225,000 ordinary shares pursuant to the exercise of unlisted options;
•	issued 50,000 performance rights to employees of the Group; and
•	cancelled 80,000 performance rights upon forfeiture.

Other than as above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
16.	RELATED PARTIES

(a)	Subsidiaries

	Country of Incorporation	Equity Interest
		2023%	2022%	2021%
Hyperion Metals (Australia) Pty Ltd	Australia	100	100	100
IperionX Critical Minerals LLC	United States	100	100	100
IperionX Technology LLC	United States	100	100	100
IperionX Inc.	United States	100	100	-
Calatos Pty Ltd LLC	United States	100	100	100

(b)	Ultimate Parent

IperionX Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2023 US$	2022 US$	July 20, 2020 to June 30, 2021 US$
Short-term employee benefits	2,109,813	1,503,275	275,246
Post-employment benefits	47,502	25,114	6,079
Share-based payments	1,650,382	7,146,121	3,681,159
Total compensation	3,807,697	8,674,510	3,962,484

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2023 (2022: nil) (2021: nil).

(d)	Other transactions with Related Parties

Performance Industries, Inc., a Company associated with Mr. Scott Sparks, Chief Operating Officer of the Company, was paid US$145,055 during the 2023 financial year for the provision engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length basis.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

17.	SHARE-BASED PAYMENTS

(a)	Recognised share-based payment expense

From time to time, the Group grants ordinary shares (“Shares”), unlisted options (“Options”), performance rights (“Rights”), and restricted stock units (“RSUs”) to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of Shares, Options, Rights, and RSUs granted, and the terms of the options or rights granted are determined by the Board. Shareholder approval is sought where required.

During fiscal 2023, fiscal 2022, and fiscal 2021 the following equity-settled share-based payments have been recognised:

	2023 US$	2022 US$	July 20, 2020 to June 30, 2021 US$
Expense arising from staff remuneration arrangements	(2,589,413)	(8,340,328)	(4,084,764)
Expense arising from cost of listing on reverse acquisition	-	—	(5,141,126)
Total expense arising from equity-settled share-based payment transactions	(2,589,413)	(8,340,328)	(9,225,890)

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
17.	SHARE-BASED PAYMENTS (continued)

(b)	Summary of securities granted as share-based payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of Options, Rights, and RSUs granted as share-based payments during fiscal 2023, fiscal 2022, and fiscal 2021 (excluding Shares):

	2023 Number	2023 WAEP	2022 Number	2022 WAEP	2021 Number	2021 WAEP
Outstanding at beginning of year	52,044,000	A$0.12	54,749,214	A$0.19	-	-
Options granted during the year	1,424,372	A$1.03	600,000	A$1.33	9,150,000	A$0.31
Rights granted during the year	1,535,000	-	11,295,000	-	16,325,000	-
RSUs granted during the year	424,372	-	600,000	-	-	-
Listed Options exercised during the year	-	-	(12,606,704)	(A$0.20)	(3,069,120)	(A$0.20)
Options exercised during the year	(2,237,000)	(A$0.26)	(2,576,000)	(A$0.22)	(1,350,000)	(A$0.24)
Rights converted during the year	(329,000)	-	-	-	(2,000,000)	-
RSUs converted during the year	(200,001)	-	-	-	-	-
Listed Options expired during the year	-	-	(17,510)	(A$0.20)	-	-
Rights lapsed during the year	(80,000)	-	-	-	-	-
Recognition of legal acquirer Listed Options	-	-	-	-	15,693,334	A$0.20
Recognition of legal acquirer Options	-	-	-	-	5,000,000	A$0.20
Recognition of legal acquirer Rights	-	-	-	-	2,000,000	-
Options granted to vendors of legal acquiree	-	-	-	-	13,000,000	A$0.20
Outstanding at end of year	52,581,743	(A$0.14)	52,044,000	A$0.12	54,749,214	A$0.19

The following Options, Rights and RSUs were granted as share-based payments during fiscal 2023, fiscal 2022, and fiscal 2021:

2023	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Options	1,000,000	14-Sep-22	14-Sep-25	A$1.10	-	$0.519
Series 2	Options	424,372	25-Nov-22	05-Dec-26	A$0.87	-	$0.424
Series 3	RSUs	424,372	25-Nov-22	05-Dec-26	-	-	$0.740
Series 4	Rights	400,000	8-Aug-22	23-Apr-26	-	A$3.00	$0.354
Series 5	Rights	400,000	8-Aug-22	23-Apr-26	-	A$4.00	$0.293
Series 6	Rights	200,000	8-Aug-22	23-Apr-26	-	-	$0.675
Series 7	Rights	10,000	6-Sep-22	23-Apr-26	-	A$2.00	$0.617
Series 8	Rights	15,000	6-Sep-22	23-Apr-26	-	A$3.00	$0.496
Series 9	Rights	35,000	6-Sep-22	23-Apr-26	-	A$4.00	$0.428
Series 10	Rights	10,000	6-Jun-22	23-Apr-26	-	A$2.00	$0.556
Series 11	Rights	15,000	6-Jun-22	23-Apr-26	-	A$3.00	$0.460
Series 12	Rights	20,000	6-Jun-22	23-Apr-26	-	A$4.00	$0.390
Series 13	Rights	10,000	8-Jun-22	31-Dec-24	-	-	$0.780
Series 14	Rights	10,000	8-Jun-22	31-Dec-25	-	-	$0.780
Series 15	Rights	10,000	8-Jun-22	31-Dec-26	-	-	$0.780
Series 16	Shares	687,623	20-Dec-22	-	-	-	$0.775
Series 17	Rights	400,000	1-Feb-23	31-Jan-27	-	-	$0.880
Series 18	Rights	25,000	16-Mar-23	23-Apr-26	-	A$3.00	$0.286
Series 19	Rights	25,000	16-Mar-23	23-Apr-26	-	A$4.00	$0.219
Series 20	Rights	175,000	1-Apr-23	23-Apr-26	-	A$3.00	$0.321
Series 21	Rights	175,000	1-Apr-23	23-Apr-26	-	A$4.00	$0.247

2022	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Rights	200,000	19-Jul-21	22-Dec-24	-	-	$0.930
Series 2	Rights	200,000	19-Jul-21	22-Dec-25	-	-	$0.930
Series 3	Rights	200,000	19-Jul-21	22-Dec-26	-	-	$0.930
Series 4	Rights	25,000	19-Jul-21	23-Apr-26	-	$4.00	$0.710
Series 5	Rights	25,000	19-Jul-21	23-Apr-24	-	$2.00	$0.699
Series 6	Rights	25,000	19-Jul-21	23-Apr-24	-	$3.00	$0.591
Series 7	Rights	1,000,000	01-Sep-21	23-Apr-26	-	$3.00	$1.195
Series 8	Rights	1,000,000	01-Sep-21	23-Apr-26	-	$4.00	$1.131
Series 9	RSUs	600,000	13-Sep-21	09-Sep-25	-	-	$1.170
Series 10	Options	600,000	13-Sep-21	09-Sep-25	$1.33	-	$0.775
Series 11	Rights	4,000	11-Oct-21	22-Dec-24	-	-	$1.100
Series 12	Rights	6,000	11-Oct-21	22-Dec-25	-	-	$1.100
Series 13	Rights	10,000	11-Oct-21	22-Dec-26	-	-	$1.100
Series 14	Rights	40,000	12-Oct-21	22-Dec-24	-	-	$1.070
Series 15	Rights	40,000	12-Oct-21	22-Dec-25	-	-	$1.070

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
17.	SHARE-BASED PAYMENTS (continued)

(b)	Summary of securities granted as share-based payments (continued)

2022 (Continued)	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 16	Rights	40,000	12-Oct-21	22-Dec-26	-	-	$1.070
Series 17	Rights	225,000	14-Oct-21	23-Apr-26	-	$4.00	$0.801
Series 18	Rights	25,000	14-Oct-21	23-Apr-24	-	$2.00	$0.790
Series 19	Rights	125,000	14-Oct-21	23-Apr-24	-	$3.00	$0.663
Series 20	Rights	15,000	08-Nov-21	22-Dec-24	-	-	$0.955
Series 21	Rights	15,000	08-Nov-21	22-Dec-25	-	-	$0.955
Series 22	Rights	15,000	08-Nov-21	22-Dec-26	-	-	$0.955
Series 23	Rights	30,000	15-Nov-21	31-Dec-24	-	-	$0.990
Series 24	Rights	30,000	15-Nov-21	31-Dec-25	-	-	$0.990
Series 25	Rights	30,000	15-Nov-21	31-Dec-26	-	-	$0.990
Series 26	Rights	3,500,000	25-Nov-21	23-Apr-26	-	$4.00	$0.644
Series 27	Rights	250,000	06-Dec-21	23-Apr-26	-	$2.00	$0.703
Series 28	Rights	250,000	06-Dec-21	23-Apr-26	-	$3.00	$0.642
Series 29	Rights	500,000	06-Dec-21	23-Apr-26	-	$4.00	$0.594
Series 30	Rights	50,000	15-Dec-21	22-Dec-26	-	-	$0.752
Series 31	Rights	314,998	15-Dec-21	23-Apr-26	-	$2.00	$0.728
Series 32	Rights	100,000	15-Dec-21	22-Dec-26	-	-	$0.700
Series 33	Rights	315,001	15-Dec-21	23-Apr-26	-	$3.00	$0.665
Series 34	Rights	150,000	15-Dec-21	22-Dec-26	-	-	$0.658
Series 35	Rights	325,001	15-Dec-21	23-Apr-26	-	$4.00	$0.616
Series 36	Rights	30,000	01-Jan-22	31-Dec-24	-	-	$0.910
Series 37	Rights	30,000	01-Jan-22	31-Dec-25	-	-	$0.910
Series 38	Rights	30,000	01-Jan-22	31-Dec-26	-	-	$0.910
Series 39	Rights	50,000	01-Jan-22	22-Dec-25	-	$4.00	$0.634
Series 40	Rights	25,000	31-Jan-22	22-Dec-26	-	$4.00	$0.695
Series 41	Rights	25,000	31-Jan-22	22-Dec-24	-	$2.00	$0.684
Series 42	Rights	25,000	31-Jan-22	22-Dec-25	-	$3.00	$0.677
Series 43	Rights	1,000,000	29-Mar-22	06-Apr-25	-	-	$1.235
Series 44	Rights	1,000,000	29-Mar-22	06-Apr-25	-	$4.00	$0.840

2021	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Options	7,000,000	01-Dec-20	31-Dec-23	$0.25	-	$0.163
Series 2	Options	5,000,000	01-Dec-20	01-Dec-25	$0.20	-	$0.201
Series 3	Options	4,000,000	01-Dec-20	01-Dec-25	$0.20	-	$0.201
Series 4	Options	4,000,000	01-Dec-20	01-Dec-25	$0.20	-	$0.201
Series 5	Options	5,000,000	01-Dec-20	31-Dec-23	$0.20	-	$0.174
Series 6	Rights	150,000	03-Mar-21	01-Mar-26	-	$2.00	$0.694
Series 7	Rights	150,000	03-Mar-21	01-Mar-26	-	$3.00	$0.643
Series 8	Rights	150,000	03-Mar-21	01-Mar-26	-	$4.00	$0.602
Series 9	Rights	2,000,000	14-Apr-21	23-Apr-26	-	$2.00	$0.745
Series 10	Rights	2,000,000	14-Apr-21	23-Apr-26	-	$3.00	$0.693
Series 11	Rights	2,000,000	14-Apr-21	23-Apr-26	-	$4.00	$0.651
Series 12	Options	875,000	14-Apr-21	31-Dec-23	$0.45	-	$0.605
Series 13	Options	875,000	14-Apr-21	31-Dec-23	$0.55	-	$0.575
Series 14	Rights	125,000	15-Apr-21	23-Apr-24	-	$2.00	$0.599
Series 15	Rights	125,000	15-Apr-21	23-Apr-24	-	$3.00	$0.510
Series 16	Rights	125,000	15-Apr-21	23-Apr-24	-	$4.00	$0.445
Series 17	Rights	2,875,000	15-Apr-21	23-Apr-26	-	$2.00	$0.705
Series 18	Rights	2,875,000	15-Apr-21	23-Apr-26	-	$3.00	$0.654
Series 19	Rights	2,975,000	15-Apr-21	23-Apr-26	-	$4.00	$0.613
Series 20	Options	200,000	15-Apr-21	31-Dec-23	$0.45	-	$0.570
Series 21	Options	200,000	15-Apr-21	31-Dec-23	$0.55	-	$0.540
Series 22	Rights	258,333	22-Jun-21	23-Apr-26	-	$2.00	$0.821
Series 23	Rights	258,333	22-Jun-21	23-Apr-26	-	$3.00	$0.763
Series 24	Rights	258,334	22-Jun-21	23-Apr-26	-	$4.00	$0.716

(c)	Weighted Average Remaining Contractual Life

At June 30, 2023, the weighted average remaining contractual life of Unlisted Options, Performance Rights and Restricted Stock Units on issue that had been granted as share-based payments was 2.27 years (2022: 3.17 years) (2021: 3.16 years).

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
17.	SHARE-BASED PAYMENTS (continued)

(d)	Weighted Average Fair Value

The weighted average fair value of Unlisted Options, Performance Rights and Restricted Stock Units granted as share-based payments by the Group during the year ended June 30, 2023 was A$0.51 (2022: A$0.85) (2021: A$0.53).

(e)	Range of Exercise Prices

At June 30, 2023, the range of exercise prices of Unlisted Options on issue that had been granted as share-based payments was A$0.20 to A$1.33 (2022: A$0.20 to A$0.1.33) (2021: A$0.20 to A$0.55).

(f)	Option, Right and RSU Pricing Models

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

The tables below list the inputs to the valuation models used for Options, Rights, and RSUs granted by the Group during fiscal 2023 and fiscal 2022:

	2023			2022			2021
	Options	RSUs and Rights that don’t have market-based vesting conditions	Rights that have market-based vesting conditions	Options	RSUs and Rights that don’t have market-based vesting conditions	Rights that have market-based vesting conditions	Options	Rights that have market-based vesting conditions
Fair value at grant date (weighted average)	A$0.491	A$0.782	A$0.322	A$0.775	A$1.115	A$0.784	A$0.217	A$0.673
Share price at grant date (weighted average)	A$0.880	A$0.927	A$0.708	A$1.170	A$1.115	A$1.022	A$1.008	A$0.931
Vesting hurdle (30-day VWAP) (weighted average)	-	-	A$3.49	-	-	A$3.65	-	A$3.01
Exercise price (weighted average)	A$1.03	-	-	A$1.33	-	-	A$0.24	-
Expected life (weighted average) (1)	3.31 years	4.42 years	3.51 years	3.99 years	3.74 years	4.28 years	5.08 years	4.57 years
Risk-free interest rate (weighted average)	3.310%	—	2.965%	0.175%	-	1.317%	1.20%	1.266%
Expected volatility (weighted average) (2)	87%	—	78%	100%	-	100%	100%	100%
Expected dividend yield (3)	-	-	-	-	-	-	-	-

Notes:

(1)	The expected life is based on the expiry date of the options or rights.
(2)	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
(3)	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)

18.	SEGMENT INFORMATION

IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being exploration and evaluation of mineral properties in the U.S. and research and development of associated metals technologies to support an integrated titanium processing operation.
(a)	Reconciliation of non-current assets by geographical location

	2023	2022
	US$	US$
United States of America	10,048,804	3,819,215
	10,048,804	3,819,215

19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)	Overview

The Group’s principal financial instruments comprise cash, receivables, other financial assets, payables, loans and borrowings and lease liabilities. The main risks arising from the Group’s financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

This note presents information about the Group’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing risk, and the management of capital.

The Group manages its exposure to key financial risks in accordance with the Group’s financial risk management policy. Key risks are monitored and reviewed as circumstances change and policies are revised as required. The overall objective of the Group’s financial risk management policy is to support the delivery of the Group’s financial targets whilst protecting future financial security.

Given the nature and size of the business and uncertainty as to the timing and amount of cash inflows and outflows, the Group does not enter into derivative transactions to mitigate the financial risks. In addition, the Group’s policy is that no trading in financial instruments shall be undertaken for the purposes of making speculative gains. As the Group’s operations change, the Directors will review this policy periodically going forward.

The Board of Directors has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing the Group’s financial risks as summarised below.

(b)	Credit Risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, receivables, and other financial assets.

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:

		2023	2022
	Note	US$	US$
Cash and cash equivalents	5	11,937,941	5,672,551
Trade and other receivables		228,395	22,540
Other financial assets		–	250,000
		12,166,336	5,945,091

With respect to credit risk arising from cash and cash equivalents, the Group’s exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Trade and other receivables comprise primarily deposits, accrued interest and GST refunds due. Where possible the Group trades only with recognised, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. At June 30, 2023 none of the Group’s receivables are past due.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2023, the Group had sufficient liquid assets to meet its financial obligations.

The Group had no financial covenants during the 2023 and 2022 financial periods, as the Group’s lease liabilities and other loans and borrowings do not impose any financial covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤1 year	1-5 years	≥5 years	Total contractual cash flows	Carrying amount of liabilities
	US$	US$	US$	US$	US$
2023
Financial liabilities
Trade and other payables	1,180,984	-	-	1,180,984	1,180,984
Lease liabilities	376,655	613,773	-	990,427	943,035
Other loans and borrowings	5,970	27,988	-	33,958	30,862
	1,563,609	641,761	-	2,205,370	2,154,881
2022
Financial liabilities
Trade and other payables	1,899,348	-	-	1,899,348	1,899,348
Lease liabilities	167,619	421,142	-	588,761	506,573
Other loans and borrowings	7,811	31,242	4,556	43,609	36,457
	2,074,778	452,384	4,556	2,531,718	2,442,378

(d)	Interest Rate Risk

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

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

		2023	2022
	Note	US$	US$
Interest-bearing financial instruments
Cash at bank and on hand	5	11,937,941	5,672,551
		11,937,941	5,672,551

The Group’s cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 3.09% (2022: 0.31%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(d)	Interest Rate Risk (continued)

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

	Profit or loss		Equity
	+0.5% US$	-0.5% US$	+0.5% US$	-0.5% US$
2023
Cash and cash equivalents	59,690	(59,690)	59,690	(59,690)
2022
Cash and cash equivalents	28,363	(28,363)	28,363	(28,363)

(e)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows of an exposure will fluctuate because of changes in foreign currency exchange rates.

The Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than the functional currency of the group entity.

The Company’s functional currency is Australian dollars. The financial statements are presented in United States dollars which is the Group’s presentation currency.

The Group also has transactional currency exposures relating to transactions denominated in currencies other than the functional currency of the entity.

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At the reporting date, the Group’s exposure to financial instruments denominated in currencies other than the functional currency of the group entity:

Assets and liabilities denominated in currencies other than the functional currency of the group entity	2023 US$ Equivalent	2022 US$ Equivalent
Financial assets
Cash and cash equivalents	8,498,094	2,040,266
Financial liabilities
Trade and other payables	(171,559)	(438,282)
Net exposure	8,326,535	1,601,984

Foreign exchange rate sensitivity

At the reporting date, had the US$ appreciated or depreciated against the $A, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity
	+10% US$	-10% US$	+10% US$	-10% US$
2023
Group	832,653	(832,653)	832,653	(832,653)
2022
Group	160,198	(160,198)	160,198	(160,198)

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2023 (continued)
19.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(f)	Commodity Price Risk

The Group is exposed to commodity price risk. These commodity prices can be volatile and are influenced by factors beyond the Group’s control. As the Group is currently engaged in the exploration and evaluation of its mineral properties in the U.S. and the research and development of its associated metals technologies, no sales of commodities are forecast for the next 12 months, and accordingly, no hedging or derivative transactions have been used to manage commodity price risk.

(g)	Capital Management

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board’s objective is to minimise debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.

There were no changes in the Group’s approach to capital management during the year.

(h)	Fair Value

The fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the consolidated financial statements.

20.	CONTINGENT ASSETS AND LIABILITIES

Titan Project

At June 30, 2023, the Group had entered into exclusive option agreements with local landowners in Tennessee, United States, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, approximately 10,618 acres of surface property and the associated mineral rights from the local landowners. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

Blacksand

At June 30, 2023, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC (“Blacksand”). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. IperionX can exercise its option any time prior to 31 December 2024 (“Option Period”). As consideration for the option, IperionX shall make option payments to Blacksand totalling US$6,000,000 during the Option Period (US$1,500,000 payable in each of January 2023, July 2023, January 2024 and July 2024). If IperionX chooses to exercise its option, IperionX shall pay Blacksand: (1) any option payments that have not been paid at the date of exercise; and (2) an additional US$6,000,000. Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX. IperionX shall also commit to donate US$1,000,000 to establish an endowed chair professorship at the University of Utah in Dr. Fang’s name. If net sales from the acquired assets exceed US$300,000,000, then IperionX shall pay Blacksand a royalty equal to 0.5% of net sales in excess of US$300,000,000 for the life of the licensed patents. If IperionX chooses not to exercise its option, IperionX retains options to licence key technologies from Blacksand, including HAMR and GSD technologies that can produce low-cost and low-carbon titanium metal, for consideration comprising a license fee and a royalty.

21.	EVENTS SUBSEQUENT TO BALANCE DATE

As at the date of this report there are no other matters or circumstances which have arisen since June 30, 2023 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2023, of the Group;

•	the results of those operations, in financial years subsequent to June 30, 2023, of the Group; or

•	the state of affairs, in financial years subsequent to June 30, 2023, of the Group.