Form 20-F/A
period 2023-06-30
IPERIONX Ltd
filed 2024-02-20
CIK 1898601

As filed with the Securities and Exchange Commission on February 20, 2024

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
(980) 237-8900 (telephone)
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

Yes  ☐ No  ☐

EXPLANATORY STATEMENT

IperionX Limited (the “Company”) filed its Annual Report on Form 20-F for the year ended June 30, 2023 (the “Original Form 20-F”), with the U.S. Securities and Exchange Commission (the “SEC”) on September 18, 2023. The Company is filing this Amendment No. 1 to the Original Form 20-F (this “Amendment”) to: (i) provide the underlying calculations for its mineral resources disclosure included in the Original Form 20-F, (ii)  report its initial assessment results excluding inferred resources, as prescribed by Item 1302(d)(4)(ii) of Regulation S-K and (iii) add introductory language in Exhibit 12.1 and 12.2 that was unintentionally omitted.

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

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this Amendment that relates to Exploration Results, Mineral Resources, Production Targets, Process Design, Mine Design, Cost Estimates, and Financial Analysis was extracted from our ASX announcement dated June 30, 2022 which is available to view on the Company’s website at www.iperionx.com. We confirm to Australian investors that, as of the filing date of the Original 20-F: (a) we were not aware of any new information or data that materially affected the information included in the original ASX announcement; (b) all material assumptions and technical parameters underpinning the Production Target, and related forecast financial information derived from the Production Target included in the original ASX announcement continued to apply and had not materially changed; and (c) the form and context in which the relevant Competent Persons’ findings were presented in the Original 20-F had not been materially changed from the original ASX announcement. “Competent Person” under the Australian rules is a minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a “Recognized Professional Organization”, as included in a list available on the JORC and ASX websites.

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

The estimated economic cut-off grade of 0.4% THM utilized for resource reporting purposes has been calculated using a revenue cost break even calculation, i.e., the grade at which revenue obtained is equal to the cost of producing that revenue, and is based on the following assumptions:

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

Historic, spot, and forecast individual REE prices (US$/kg, 2022 real terms, rounded).

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

Initial Assessment

The Company engaged Primero Group Americas Inc. (“Primero”) to manage the Initial Assessment for the Titan Project near Camden, Tennessee.

The Initial Assessment for our Titan Project is based on a mine life of 25 years with the first 14 years mining 100% of indicated resources only, and the remaining years mining the inferred resources. The Titan Project includes a mineral deposit with a nearby WCP located approximately at 28 km northwest from the city of Camden. The Titan Project also includes a dry MSP located approximately 2 km southwest of the city of Camden. The distance separating the two plants is approximately 30 km and accessed via public roads and highways.

The products from the Titan Project include ilmenite, rutile, premium zircon, zircon concentrate and rare earth concentrate (mainly in the form of monazite). Key production values are presented below.

Titan Project - Key Initial Assessment Outcomes

Titan Project Average Annual Production Targets over 25-year mine life (including Indicated and Inferred Resources):
Ilmenite	95,500 t/y
Rutile	16,700 t/y
Monazite	4,600 t/y
Zircon - premium	22,400 t/y
Zircon - concentrate	16,000 t/y

Titan Project Average Annual Production Targets over 14-year mine life (including Indicated Resources only):
Ilmenite	92,400 t/y
Rutile	16,100 t/y
Monazite	4,500 t/y
Zircon - premium	21,600 t/y
Zircon – concentrate	15,500 t/y
Operating and capital costs

The Initial Assessment estimates the Titan Project’s annual average annual operating cost of approximately US$67.0 million per annum, including royalties. The intended accuracy of the operating cost estimate for the Titan Project is ±35%.

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

4.4	IperionX Limited (formerly Hyperion Metals Limited) Employee Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

4.5	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

8.1	List of Subsidiaries of IperionX Limited (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

15.1	Technical Report Summary on the Titan Project (incorporated herein by reference to Exhibit 15.1 to the Company’s Form 20-F/A (Amendment No. 1) filed on May 30, 2023).

15.2	Consent of PricewaterhouseCoopers (incorporated by reference to Exhibit 15.2. to the Company’s Annual Report on Form 20-F, filed on September 18, 2023)

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

IPERIONX LIMITED

	By:	/s/ Marcela Castro
Marcela Castro
Chief Financial Officer
Date: February 20, 2024

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