Form 20-F
period 2024-06-30
IPERIONX Ltd
filed 2024-10-30
CIK 1898601

As filed with the Securities and Exchange Commission on October 30, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2024

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2024: 257,244,759 ordinary shares.

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

Yes  ☐ No  ☐

INTRODUCTION

IperionX aims to be a leading American titanium metal and critical materials company – using patented titanium technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.

IperionX holds an exclusive license for an award-winning patented technology portfolio that we believe will enable us to produce and sell high strength forged titanium alloy products at low cost, with class-leading sustainability and superior process energy efficiencies when compared to current industry methods such as the Kroll process.

Using these technologies, we intend to produce low-cost and high-quality angular and spherical titanium powder, which can be used to produce near-net-shape and final titanium parts through powder metallurgy or additive manufacturing.

These technologies are expected to provide IperionX with a sustainable competitive advantage and create significant value uplift from upgrading raw titanium materials through to finished high-performance titanium products when compared to traditional titanium industry supply chains.

Re-shoring a low cost, sustainable, U.S. titanium supply chain

Titanium has superior material properties that are prized across advanced industries, including high strength, light weight and corrosion resistance. However, the U.S. no longer produces any primary titanium metal (i.e. titanium sponge), including for defense, with China and Russia controlling around 75% of global supply. IperionX aims to re-shore a low-cost, sustainable U.S. titanium supply chain, through the commercialization of its titanium technologies.

Commissioning of commercial operations is underway

IperionX has demonstrated a pathway to commercial-scale titanium production, and our goal is the near-term commissioning and commencement of commercial operations at the Titanium Manufacturing Campus in Virginia, United States.

Rapid, low-cost near-term growth potential

IperionX aims to be a leading U.S. titanium producer of approximately 10,000 metric tons per annum by 2030. Our goal is to re-shore a fully integrated titanium supply chain to the United States, lowering costs for our customers and delivering the most sustainable high-performance titanium products on the market.

ABOUT THIS ANNUAL REPORT

Unless otherwise indicated or the context implies otherwise, any reference in this annual report on Form 20-F to:

•	“IperionX” refers to IperionX Limited, an Australian corporation;

•	“the Company,” “we,” “us,” or “our” refer to IperionX and its consolidated subsidiaries, through which it conducts its business, unless otherwise indicated;

•	“shares” or “ordinary shares” refers to ordinary shares of IperionX;

•	“ADS” refers to the American depositary shares; and

•	“ASX” refers to the Australian Securities Exchange.

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

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to: risks related to the effects of health epidemics; risks related to our limited operating history in the titanium metal manufacturing industry; risks related to our ability to commercialize our titanium technologies; risks related to our ability to produce titanium metal powders and products to customers’ exact specification; risks related to our ability to identify and contract long-term offtake customers for our titanium metal products; risks related to our limited operating history in the minerals extraction industry; risks related to our status as an exploration stage company; risks related to our ability to identify mineralization and achieve commercial minerals extraction; risks related to minerals extraction, exploration and extraction site construction, if warranted, on our properties; risks related to our ability to achieve and maintain profitability and to develop positive cash flow from any minerals extraction activities; risks related to investment risk and operational costs associated with our exploration activities; risks related to our ability to access capital and the financial markets; risks related to compliance with government regulations; risks related to our ability to acquire necessary minerals extraction licenses, permits or access rights; risks related to environmental liabilities and reclamation costs; risks related to volatility in minerals and metals prices or demand for minerals and metals; risks related to stock price and trading volume volatility; risks relating to the development of an active trading market for the ADSs; risks related to ADS holders not having certain shareholder rights; risks related to ADS holders not receiving certain distributions; risks related to our status as a foreign private issuer and emerging growth company; and risks related to the other matters described in the section titled “Risk Factors.”

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

PRESENTATION OF FINANCIAL INFORMATION

Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; for example, fiscal 2024 refers to our fiscal year ended June 30, 2024. All dates in this annual report refer to calendar years, except where a fiscal year is indicated.

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

QUALIFIED PERSON

Unless otherwise indicated, the disclosure of exploration results and mineral resources included in this annual report is based on, and accurately reflects, information and supporting documentation prepared, reviewed and approved by Karst Geo Solutions, LLC, who is a qualified person (“QP”) within the meaning of Item 1300 of Regulation S-K and is not affiliated with the Company.

COMPETENT PERSONS STATEMENT

As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results and Mineral Resources was extracted from our ASX announcement dated October 6, 2021 which is available to view on the Company’s website at www.iperionx.com. We confirm to Australian investors that (a) we are not aware of any new information or data that materially affect the information included in the original ASX announcement; (b) all material assumptions and technical parameters underpinning the Mineral Resource estimate included in the original ASX announcement continue to apply and have not materially changed; and (c) the form and context in which the relevant Competent Persons’ findings are presented in this annual report have not been materially changed from the original ASX announcement. “Competent Person” under the Australian rules is a minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a “Recognized Professional Organization”, as included in a list available on the JORC and ASX websites.

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

We incurred net losses of US$21.8 million and US$17.4 million for fiscal 2024 and fiscal 2023, respectively. We incurred net cash outflows from operating and investing activities of US$25.1 million and US$21.6 million for fiscal 2024 and fiscal 2023, respectively. We believe that we will continue to incur net losses until such time as we commence commercial scale production of titanium metals and/or critical minerals. At June 30, 2024, we had cash reserves of US$33.2 million and net assets of US$51.3 million.

The ongoing operation of the Company will remain dependent upon the Company raising further additional funding from shareholders or other parties. There is no assurance that the Company will be able to raise additional funds on reasonable terms or at all. If the Company does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements.

In the longer term, the successful commercialization and scale-up of the Company’s titanium metal production capacity and/or the development of economically recoverable mineral deposits on the Company’s mineral properties depends on the ability of the Company to obtain financing through equity financing, debt financing or other means. If the Company’s titanium metal production and/or exploration programs are ultimately successful, additional funds will be required to scale-up of the Company’s titanium metal production capacity and/or develop the Company’s mineral properties and to place them into commercial production. The Company is dependent on obtaining future funds through equity financing, debt financing or other means. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to raise additional funding on terms satisfactory to the Company. If adequate funding is not available, the Company may be required to delay, reduce the scope of, or eliminate its current or future business activities or relinquish rights to certain of its interests.

Failure to obtain additional funding on a timely basis could cause the Company to forfeit its interests in some or all of its assets and reduce or terminate its operations. As a result, there is a material uncertainty that may cast significant doubt or substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards about the Company’s ability to continue as a going concern and therefore the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

Our continued growth depends on our ability to fully commercialize and scale-up our commercial titanium metal production capacity.

Sustained growth of our company relies on our ability to fully commercialize and scale up our titanium metal production capacity. Examples of things that could jeopardize that production progress include: an adverse event at a production facility; a delay in procuring necessary equipment for processing our titanium; and/or difficulty hiring and training qualified employees. If we are unsuccessful in reaching and maintaining expected production rates, including by failing to reach anticipated throughput, recoveries, uptimes, yields, or any combination thereof, within expected time frames or at all, we may not be able to build a sustainable or profitable metals technology business as currently expected or at all.

Our access to key titanium technologies depends on our ability to comply with the terms of third-party agreements.

We do not currently own our key titanium technologies. We have access to such technologies through an agreement (the “Blacksand Option Agreement”) with Blacksand Technology, LLC (“Blacksand”), pursuant to which we exclusively license a portfolio of patented technologies for the processing of titanium ore or feedstock and the production of titanium alloys or products. The Blacksand Option Agreement also provides us with (1) an exclusive option either to purchase 100% of Blacksand’s assets, including Blacksand’s intellectual property assets (“Purchase Option”), or (2) at our sole election, an exclusive option to continue to license Blacksand’s intellectual property (“Exclusive License Option”). The Company expects to exercise the Purchase Option or Exclusive License Option by the end of 2024. While the Blacksand Option Agreement contains provisions that protect us against non-compliance by Blacksand, if (i) we or Blacksand fail or fails to comply with the terms of the Blacksand Option Agreement, or (ii) we are unable to pay the exercise price of the Blacksand Option Agreement, or otherwise decide not to exercise either option in the agreement, we may lose access to the Technologies which would adversely affect our business, prospects, financial condition and operating results. For more information on our agreements with Blacksand, see “Item 4. Information on the Company – B. Business Overview – Additional Business Information – Potential Acquisition of Blacksand’s Intellectual Property Rights”,

Failure to commercially scale our closed-loop titanium production processes may result in material adverse impacts to, or failure to achieve, our growth projections.
We announced in August 2024, that we had successfully commissioned our HAMR furnace, marking the first titanium de-oxygenation product run at our Virginia facility.  Despite this success, it remains possible that we may have difficulty commercially scaling up our production processes at new or existing facilities at a sufficient level to generate meaningful revenue. Failure to do so may result in material adverse impacts to, or failure to achieve, our growth projections. This could be due to a variety of factors, including hiring and training new personnel, implementing new production processes, recalibrating and re-qualifying existing processes, the inability to achieve repeatable processes, impurities, defects with respect to the equipment or facilities. and the inability to achieve required yield levels. In the future, we may face construction delays or interruptions, infrastructure failure, or delays in upgrading or expanding existing facilities or changing our process technologies, which may adversely affect our ability to scale up production in accordance with our plans. Our failure to scale up our production on a timely basis could cause delays in product deliveries, which may result in the loss of customers and sales. For products that cannot meet the quality standards of our customers, we may suffer indemnification losses in addition to the production cost. It could also prevent us from recouping our investments in a timely manner or at all, and otherwise adversely affect our business and operating results.

Unanticipated costs or delays associated with our ongoing titanium metal commercialization may materially and adversely affect our financial condition or results of operations.

The commercialization and scale-up of the Technologies will require the commitment of substantial resources and capital expenditures. Our future expenditures may increase as consultants, personnel and equipment associated with our efforts are added. The success of the commercialization and scale-up of the Technologies and the amounts and timing of expenditures to commercialize and scale-up the Technologies will depend in part on the following: our ability to timely procure equipment or repair existing equipment, certain of which may involve long lead-times; maintaining, and procuring, as required, applicable federal, state and local permits; the results of consultants’ analysis and recommendations; negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work; effects of planned and unplanned shut-downs and delays in our production; effects of stoppages or delays on construction projects; disputes with contractors or other third parties; negotiating sales and offtake contracts for our planned production; the execution of any joint venture agreements or similar arrangements with strategic partners; the impact of pandemics on our business, our strategic partners’ or suppliers’ businesses, logistics or the global economy; the impact of the wars on the global economy; the effects of inflation; and other factors, many of which are beyond our control. Most of these activities require significant lead times and must be advanced concurrently. Unanticipated costs or delays associated with the commercialization and scale-up of the Technologies could materially and adversely affect our financial condition or results of operations and could require us to seek additional capital.

If our titanium metal products fail to perform as expected in our customers’ desired applications, our ability to develop, market and sell our products could be adversely affected.

Even if we reach full scale commercial production of titanium metal products, our products may contain defects in design and manufacture that may cause them to not perform as expected or that may require repairs, recalls, and design changes. Our products incorporate technology and components that may have not been used for other applications and that may contain defects and errors, particularly when first introduced. We have a limited frame of reference from which to evaluate the long-term performance of our planned products. We cannot assure you that we will be able to detect and fix any defects in our products prior to sale. If our products fail to perform as expected, we may lose customers or customers may delay or terminate orders, each of which could adversely affect our business, prospects and results of operations.

We may be unable to adequately control the costs associated with continued expansion of our titanium metal production capacity.

We require significant capital to develop and grow our business, and we expect to incur significant expenses, including those relating to research and development, raw material procurement, leases, sales and distribution, as we grow our titanium metal production capacity. Our ability to become profitable will depend on successfully marketing our titanium metal products while controlling our costs. If we are unable to cost effectively design, manufacture, market, sell and distribute our titanium metal products, our margins, profitability and prospects would be materially and adversely affected.

Titanium mineral extraction and processing and the production of titanium products involves complex safety and operational risks.

The extraction and processing of titanium minerals and the production of titanium metal products involves serious safety and operational risks. Operational problems or error with the machinery could result in personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these safety and operational problems could materially and adversely affect our business, results of operations, cash flows, financial condition or prospects.

If we fail to accurately predict our manufacturing requirements and timelines, we could incur additional costs or experience delays.

We are in the early stages of commercializing our products, and we have limited historical information to accurately assess demand for our ability to extract and process titanium and to develop, manufacture and deliver titanium metal products. As a result, it is difficult to predict our future revenues and expenses or trends in such revenues or expenses.

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

The success of our business will depend on the growth of existing and emerging uses for titanium. Our business strategy principally relies on commercializing the Technologies to produce titanium products for markets including consumer electronics, aerospace, space, defense, medical, additive manufacturing, hydrogen and automotive. Our long-term success depends on the continued growth of these markets and successfully commercializing titanium metal products in such markets. Our estimates of market opportunity and market growth, whether derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. If these markets do not grow as we expect or if the demand for our intended products decreases, then our business, prospects, financial condition and operating results could be adversely affected.

If we are unable to protect our right to Blacksand’s technologies, or Blacksand is unable to defend its rights to such technologies, our business and competitive position could be adversely affected.

We expect to rely heavily on our right to use our licensed technologies to grow our business. We may not be able to prevent unauthorized use of such technology, which could harm our business and competitive position. We will rely upon a combination of license agreements, patents, trademarks and trade secret laws in the United States, as well as other contractual protections, to establish, maintain and enforce our rights. Despite our efforts to protect our rights to the technologies, third parties may attempt to copy or otherwise obtain and use such technology. Monitoring unauthorized use of such technologies is difficult and costly, and any steps take to prevent misappropriation may not be sufficient, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition.
In addition, companies holding patents or other intellectual property rights relating to titanium technologies may bring suits alleging infringement of such rights by us or Blacksand or otherwise asserting rights in or licenses to the technologies. If we or Blacksand are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease using the challenged intellectual property, to pay substantial damages or to obtain a license from the holder of the infringed rights. In the event of a successful claim of infringement against us or Blacksand, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.

Patent, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the United States. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the United States and efforts to protect against the unauthorized use of our intellectual property rights, technology and other proprietary rights may be more expensive and difficult outside of the United States. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in its revenue which would adversely affect our business, prospects, financial condition and operating results.

Changes in the U.S. political environment and federal policies, including changes in research grant funding policy or the potential critical materials designation of titanium metal may adversely affect our financial condition and results of operations.

Our business may be adversely affected by the current and future political environment in the United States and the policies of the U.S. federal government, including changes in research grant funding policy or the potential critical materials designation of titanium metal.

There is no guarantee that our properties contain mineral deposits that are economically extractable.

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

We face operational risks related to minerals extraction, exploration and site construction.

We are subject to the operational risks normally encountered in the minerals extraction industry, such as: the discovery of unusual or unexpected geological formations; accidental fires, floods, earthquakes or other natural disasters; unplanned power outages and water shortages; controlling water and other similar extraction hazards; operating labor disruptions and labor disputes; the ability to obtain suitable or adequate machinery, equipment, or labor; our liability for pollution or other hazards; and other known and unknown risks involved in the conduct of exploration and operation of minerals extraction sites. The nature of these risks is such that liabilities could exceed any applicable insurance policy limits or could be excluded from coverage. There are also risks against which we cannot insure or against which we may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance, or in excess of insurance coverage, or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our results of operations and financial viability.

We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund our ongoing operations, execute our business plan or pursue investments that we may rely on for future profit and growth.

Until we achieve commercial production of critical minerals or titanium products, we will continue to incur operating and investing net cash outflows. As a result, we rely on access to capital markets as a significant source of funding for our capital and operating requirements. We will require substantial additional capital to fund ongoing operations. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all. If we are unable to obtain additional financing, as needed and at competitive rates, our ability to implement our business plan and strategy will be adversely affected. Certain market disruptions may increase our cost of borrowing or affect our ability to access financial markets. Such market disruptions could result from: rising inflation; bank failures and the potential adverse effect on the credit market; adverse economic conditions; adverse general capital market conditions; poor performance and health of the minerals and metals industry or minerals extraction in general; bankruptcy or financial distress of other metals companies; significant decrease in the demand for metals; or adverse regulatory actions that affect our business plans.

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

We depend on key management employees.

The responsibility of overseeing the day-to-day operations and strategic management of our business depends substantially on our senior management and key personnel. Loss of such personnel may have an adverse effect on our performance. The success of our operations will depend upon numerous factors, many of which are beyond our control, including our ability to attract and retain key employees and hire qualified management, technical, engineering and sales personnel. We currently depend upon a relatively small number of key persons to seek out and form strategic alliances and find and retain additional employees. We may not be successful in attracting and retaining the personnel required to grow and operate our business profitably.

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

Our business could be adversely affected if our reputation is harmed.

Our reputation is important to the success of our business. If our reputation is damaged as a result of our actions or by events outside of our control, our business and results of operations could be adversely affected. If we fail to address, or appear to fail to address, successfully and promptly, the underlying causes of any reputational harm, we may be unsuccessful in repairing any damage to our reputation and our future business prospects would likely be adversely affected.

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

Some of our directors and officers currently also serve as directors and officers of other companies involved in similar industries and any of our directors may in the future serve in such positions. There exists the possibility that they may in the future be in a position of conflict of interest. Any decision made by such persons involving us will be made in accordance with their duties and obligations to deal fairly and in good faith with us and such other companies. In addition, any such directors will declare, and refrain from voting on, any matter in which such directors may have a material interest.

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

We will be required to obtain and renew governmental permits in order to achieve our business plans, a process that is often costly and time-consuming.

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

Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development and land reclamation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. In connection with our current business activities operations, we may incur environmental costs that could have a material adverse effect on financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other extraction companies many years ago at sites located on properties that we currently own or formerly owned. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows. If we violate or fail to comply with applicable environmental laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions. Such liability could materially adversely affect our reputation, business, results of operations and financial condition.

Mineral and metal prices are subject to unpredictable fluctuations.

We expect our future revenues, if any, to be derived from the production and sale of titanium and titanium products and also in part from the extraction and sale of critical minerals including titanium, rare earth element, and zircon containing minerals. The price of such minerals and metals may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on metals prices, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted. Additionally, new production of critical minerals including titanium, rare earth elements, and zircon from current or new competitors in the critical minerals markets could adversely affect prices. In recent years, new and existing competitors have increased the supply of certain critical minerals including titanium, rare earth elements, and zircon, which may have negatively affected its price. Further production increases could negatively affect prices. We cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational.

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

We listed the ADSs on Nasdaq in June 2022. However, a liquid public market in the United States for your ADSs may not develop or be sustained, which means you may experience a decrease in the value of the ADSs regardless of our operating performance. In addition, the market price of the ADSs may be highly volatile and subject to wide fluctuations.  For instance, during fiscal 2024, the closing price of our ADSs ranged from US$6.70 to US$15.96. We cannot assure you that the market price of the ADSs will not fluctuate or decline significantly in the future.  Some specific factors that could adversely affect the price of the ADSs or trading volumes include actual or expected changes in our prospects or operating results; changes in actual or anticipated demand for our products; general economic conditions; and the liquidity of U.S. and Australian trading markets. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.

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

ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to any shares, the directors may determine that a dividend will be payable on our ordinary shares and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary shares, and we do not anticipate paying any cash dividends in the foreseeable future). Dividends may be paid on our ordinary shares of one class but not another and at different rates for different classes. Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares will be paid to the depositary, which has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses and subject to the provisions of the deposit agreement. Before the depositary makes a distribution to you on behalf of your ADSs, any withholding taxes that must be paid will be deducted. Additionally, if the exchange rate fluctuates during a time when the ADS depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution. ADS holders will receive these distributions in proportion to the number of ordinary shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to ADS holders amounts distributed by us as a dividend or distribution.

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

As of June 30, 2024, we had 257,244,759 ordinary shares outstanding and 39,600,000 ordinary shares reserved for issuance upon conversion of performance shares upon the satisfaction of certain performance conditions. To the extent that the conditions to the vesting of such securities are satisfied, the value of our ordinary shares may be diluted.

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

We and the depositary are entitled to amend the deposit agreement and to change the rights of the ADS holders under the terms of such agreement, without the prior consent of the ADS holders. In the event that the terms of an amendment are materially prejudicial to ADS holders’ substantial rights, ADS holders will only receive 30 days’ advance notice of the amendment, and no prior consent of the ADS holders is required under the deposit agreement. Furthermore, we may decide to terminate the ADS facility at any time for any reason, or the depositary agent may on its own initiative terminate the deposit agreement. If the ADS facility is terminated, ADS holders will receive at least 90 days’ prior notice, but no prior consent is required from them. Under the circumstances that we decide to make an amendment to the deposit agreement that is materially prejudicial to the substantial rights of the ADS holders or terminate the deposit agreement, the ADS holders may choose to sell their ADSs or surrender their ADSs and become direct holders of the underlying ordinary shares but will have no right to any compensation whatsoever.

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

We may be, or may become, a passive foreign investment company, or “PFIC,” which could result in adverse U.S. federal income tax consequence to U.S. investors.

There is a risk that we will be a PFIC for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders (as defined in “Item 10. Additional Information-E. Taxation-Material U.S. Federal Income Tax Considerations”). Under the Internal Revenue Code of 1986, as amended (the “Code”), in general, a non-U.S. corporation is a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to its subsidiaries, either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.

Based on the composition of our income and assets and the value of our assets, including goodwill, we do not believe that we were a PFIC for the taxable year ended June 30, 2024. Based on the current composition of our income and assets, as well as current business plans and financial expectations, we may be classified as a PFIC for future taxable years. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we were not a PFIC for the taxable year ended June 30, 2024.

Additionally, even if we are not a PFIC for a particular taxable year, we could become a PFIC for future years based on changes in our assets or the value thereof, including the value of our goodwill as indicated by our market capitalization, and based on changes in our activities and income, particularly given the fact that it is not entirely clear how the asset and income tests should apply to us. For these reasons, and since a non-U.S. corporation’s annual PFIC status can be determined only after the end of each taxable year, we cannot express a view as to whether we will be a PFIC for the current or any future taxable year.

If we are characterized as a PFIC for any taxable year during which a U.S. Holder holds ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs, even if we ceased to meet the threshold requirements for PFIC status.

Potential investors should consult their own tax advisors regarding all aspects of the possible application of the PFIC rules to our ADSs.  For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Item 10. Additional Information-E. Taxation-Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company.”

We have identified material weaknesses in our internal control over financial reporting in connection with the preparation of our financial statements for the fiscal years ended June 30, 2024 and 2023. We may identify additional material weaknesses in the future that may cause us to fail to meet our reporting obligations or result in material misstatements of our financial statements. If we fail to remediate our material weakness or if we fail to establish and maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results, meet our reporting obligations, or prevent fraud. Failure to comply with requirements to design, implement and maintain effective internal controls or any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of the ADSs.

As further noted below, our management has identified material weaknesses in internal control over financial reporting which, if not remediated, would preclude management from concluding such controls are effective. For our fiscal year ended June 30, 2024, we have made our annual assessment of our internal control over financial reporting pursuant to Section 404, and our management has certified our financial and other information in this annual report and has provided an annual management report on the effectiveness of control over financial reporting. However, as we are an emerging growth company, our independent registered public accounting firm will generally not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until we are no longer an emerging growth company.

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

IperionX was originally incorporated in Western Australia on May 5, 2017. We are an Australian public company subject to the provisions of the Australian Corporations Act.

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

Our mission

IperionX aims to become a leading sustainable producer of titanium critical minerals, titanium powders and titanium end products for a wide range of industries.

Titanium is prized for its high strength-to-weight ratio and its resistance to high temperatures and corrosion. Titanium is used in numerous advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. IperionX is in commercial discussions with a range of customers across these sectors that desire high-performance titanium products via a more sustainable supply chain.

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

Since the 1940’s, titanium has been commercially produced using the Kroll Process, which is a relatively energy and cost-intensive method that produces high levels of greenhouse gas emissions. In contrast, IperionX holds an exclusive option to acquire the intellectual property rights to certain patented titanium and metal alloy production technologies that are expected to use less energy to produce high-performance titanium products, at lower costs, with zero Scope 1 and 2 emissions, driven by the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment published in June 2024).

Today the United States has limited domestic primary titanium metal (titanium sponge) production capacity and currently imports over 95% of the titanium sponge required for its advanced industries. We plan to re-shore titanium metal production, thereby reducing America’s acute reliance on primary titanium imports and strengthening the domestic titanium supply chain.

To achieve our goals, IperionX has two key value drivers:

•
Titanium: IperionX is actively scaling the Technologies to produce high performance titanium alloys and products at lower costs, with zero Scope 1 and 2 emissions, from either scrap titanium or titanium minerals. IperionX currently produces titanium products made from scrap titanium at our IPF in Utah and is in the process of commissioning a larger-scale titanium production facility in Virginia; and

•
Critical Minerals: IperionX owns the Titan critical minerals project (the “Titan Project”) in Tennessee, which is currently one of the largest permitted titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code (2012 Edition), in the United States.

We expect that the Technologies will allow a low life cycle carbon footprint and a more sustainable production of titanium alloys. IperionX currently produces high performance titanium products made with 100% titanium scrap feedstock at both our Industrial Pilot Facility in Utah and at our titanium production facility in Virginia.

To meet the growing demand for sustainable and lower cost titanium products, IperionX is commissioning its titanium manufacturing facility in Virginia, with first production of deoxygenated titanium achieved in August 2024, and full system commissioning expected in late 2024 calendar year. Once commissioned, we intend to scale the capacity of this innovative titanium facility – in a modular development approach – to the higher production levels on the same site in Virginia.

To support the potential future growth in titanium production, we plan to develop the Titan Project in Tennessee to provide low-cost titanium mineral feedstock. In addition, we believe the Titan Project has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These minerals are important for advanced U.S. industries including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

Why Titanium?

Titanium is a strong, lightweight metal with important material properties for applications in consumer electronics, aerospace, defense, medical, additive manufacturing, hydrogen and automotive. A range of titanium alloys is recognized for its high strength-to-weight ratio and excellent corrosion resistance that exceed many stainless steel and aluminum alloys. However, titanium’s high production and manufacturing cost has historically been a key factor in hindering its widespread application versus other structural metals such as stainless steel and aluminum.

Currently, primary titanium metal is largely produced by the Kroll Process, invented in the 1940s. The Kroll Process works by reducing titanium from titanium tetrachloride with magnesium in a capital and energy-intensive batch process.

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

The United States depends on imported titanium to support its defense and critical infrastructure needs. In 2018, Russian and Chinese titanium sponge producers controlled 61% of the world’s titanium sponge production. By 2023, Russia and China’s control of global titanium sponge production had increased to approximately 75%.

IperionX plans to re-shore an end-to-end titanium supply chain to the United States by vertically integrating the Technologies and the Titan Project to make sustainable, lower cost high-performance titanium.

Titanium Technologies

We believe we are uniquely positioned to re-shore a fully integrated mineral-to-metal titanium supply chain to the U.S.  IperionX has developed an innovative ‘end-to-end’ American titanium supply chain solution, that spans from the production of domestically sourced titanium minerals, the technology to upgrade these minerals to +99% TiO2, as well as the ability to utilize the largest range of recycled scrap titanium as feedstocks for low-cost titanium metal production.

Titanium is a superior metal in many applications to both steel and aluminum, but its high production and manufacturing cost often limits its use to high performance applications.

The incumbent industry titanium production method is the Kroll Process which is an energy and capital-intensive batch process that has limited titanium’s market penetration to advanced applications. The Kroll Process is also complex, requiring toxic reagents and repeated high temperature melting processes.  Over the years, the search for a more efficient lower-cost production method for titanium has failed to meet quality requirements, cost reduction needs or commercial scalability.

In contrast, our licensed titanium technologies feature lower energy consumption, lower capex, faster cycle times and higher product yields – produced from either titanium minerals or scrap – to produce low-cost and high-quality angular and spherical titanium powder to produce titanium semi-finished stock products for advanced applications. IperionX can also use these titanium powders to produce near-net forged titanium alloy shapes and high-value final titanium parts and components using additive manufacturing.  The interlocking series of patented titanium technologies span the full supply chain and offers a vertical integration platform.

These technologies provide IperionX with the capacity to re-shore a fully integrated mineral-to-metal titanium supply chain to the U.S. IperionX’s innovative ‘end-to-end’ American titanium supply chain solution spans from the production of domestically sourced titanium minerals, the technology to upgrade those minerals, as well as the ability to utilize recycled scrap titanium as key feedstocks for low-cost titanium production and manufacturing.

IperionX has proven the capability of the proprietary titanium technologies to upgrade titanium minerals from the Titan Project in Tennessee to produce high grade +99% TiO2, and then successfully use this enriched feedstock to manufacture high-quality spherical titanium alloy (Ti-6Al-4V) powder. Quality testing of this spherical titanium powder surpassed industry standard Grade 5 specifications for oxygen content.

Green Rutile & ARH Technologies

We hold an exclusive license to patented mineral upgrading technologies, Green RutileTM and ARHTM, which we believe can add value to titanium minerals to produce low-cost and high-purity titanium feedstock for use at HAMR titanium production facilities.

The patented Green Rutile process upgrades lower grade titanium minerals into higher-grade synthetic rutile titanium product plus a co-product of purified iron oxide powder that could be used for metal alloying or produced as a pre-cursor for lithium-iron-phosphate (LFP) batteries.

Most global synthetic rutile production is based upon the incumbent Becher Process, which consists of roasting lower-grade ilmenite titanium minerals using coal as a reductant in a rotary kiln at temperatures of more than 1,100°C to convert the iron oxide in the ilmenite to metallic iron, and then ‘rusting’ the kiln product in an aerated salt solution to remove most of the metallic iron.

The scope 1 & 2 emissions from the current production of synthetic rutile and titanium slag are significant, estimated at approximately 3.3 tons and 2 tons of CO2 equivalent per ton of product. In contrast, our Green Rutile process does not use coal as a reductant, and when combined with renewable or low-carbon sourced electricity, has the potential to result in high-quality titanium product with low carbon emissions.

IperionX is advancing plans to scale-up the Green Rutile enrichment technology to upgrade lower grade ilmenite titanium minerals from the Titan Project into a high-quality synthetic rutile titanium product and iron oxide powder co-product.

Alkaline Roasting and Hydrolysis (ARHTM) technology can further upgrade rutile titanium minerals, including Green Rutile, to +99% titanium dioxide (TiO2) feedstock so that it can be used as a high-purity feedstock for the HAMR titanium production process.

HAMR Titanium Technologies

The HAMRTM titanium production process is a proprietary breakthrough technology originally developed at the University of Utah with funding from the U.S. Department of Energy’s ARPA-E program.

HAMR, which stands for Hydrogen Assisted Metallothermic Reduction, is a patented powder metallurgy process technology to produce titanium and other metal powders. This process can take almost any form of titanium minerals or scrap titanium feedstock and produce titanium powders at low energy intensity, enabling the potential for low-cost, low-carbon emission titanium production in a sustainable closed loop. The majority of the energy and emissions savings are realized by eliminating the need to chlorinate titanium dioxide (TiO2) to make titanium tetrachloride (TiCl4) and removing the need for vacuum distillation after the reduction of TiCl4.

The HAMR process uses powder metallurgy processing steps to control the size of the particles and add alloying elements to produce high-quality titanium powder. The HAMR process destabilizes Ti-O using hydrogen, making it possible to turn the reduction of TiO2 with Mg from being thermodynamically impossible to thermodynamically favored. This allows TiO2 to be reduced and deoxygenated directly by Mg to form TiH2 with low oxygen levels to meet industry quality standards. TiH2 is then processed into titanium metal alloys for advanced market applications.

GSD Technologies

We hold an exclusive license to the Granulation-Sintering-Deoxygenation (GSD™) process, which is a patented thermochemical technology designed to produce spherical titanium powders for 3D printing and additive manufacturing. This innovative process significantly enhances production efficiency, increasing powder yield by up to 50%, while delivering spherical titanium powders with low oxygen content, precise particle size control, and excellent flowability.

In contrast, existing methods for producing spherical metal powders - such as gas atomization, plasma atomization, and the plasma rotating electrode process - face significant limitations. While gas and plasma atomization can generate fine powders, their final product yield is low after size classification. A common challenge across all these methods is the low production yield of fine powders, which is a key driver of the high cost of titanium powder in additive manufacturing. GSD™ technology addresses these limitations, offering a more efficient and cost-effective solution for high-quality titanium powder production.

The HAMR technologies offer the capability to directly manufacture advanced alloys from the oxides of alloying elements. These technologies enable the use of alloying elements like iron, niobium, zirconium, and molybdenum etc. to create titanium alloys with enhanced strength, ductility, and fatigue performance. The HAMR technology offers advantages to manufacture advanced metal alloys that are difficult to produce at scale using traditional methods, such as melt processes.

HSPT Titanium Forging Technologies

We hold an exclusive license to the patented Hydrogen Sintering and Phase Transformation (HSPTTM) technology enables the low-cost production of near-net-shape and additively manufactured titanium parts with similar properties to traditional forged or wrought parts.

In traditional wrought manufacturing, multiple energy intensive and expensive forging and machining steps are required to produce a titanium bar, plate, or sheet, and the subsequent machining required to make a part by subtractive manufacturing results in significant levels of scrap generation.

While powder metallurgy and additive manufacturing generate less waste and can be lower-cost alternatives to traditional manufacturing, titanium parts manufactured by these alternative approaches typically have poor mechanical properties and often rely on expensive post-sintering thermal mechanical processing.

In contrast, the patented HSPT ‘forging’ technology yields a wrought-like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.

IperionX plans to leverage its patented HAMR and HSPT technologies with powder metallurgy to manufacture high-performance forged titanium products.

By combining powder metallurgy or additive manufacturing with the HSPT processing technology, IperionX can produce near-net-shape titanium parts with an ultra-fine-grain microstructure. These parts have the potential to be produced at significantly lower cost and with greatly reduced scrap generation, while achieving material performance properties similar to those produced by forging.

Markets

Titanium and its alloys are used in high-performance applications across a wide range of advanced industries.  Titanium alloys are prized for their strength, lightweight, and high resistance to corrosion.

IperionX’s technologies produce lower-cost and high-quality titanium metal powder that can be used to produce titanium semi-finished stock products, near-net forged titanium alloy shapes and high-performance final titanium parts. A significant reduction in the end-to-end cost of manufacturing titanium parts has the potential to increase the application of titanium to a wider range of markets.

Automotive and transport

Titanium is used in high-performance vehicles for components including exhaust systems, connecting rods, and suspension parts, where weight reduction and strength are crucial. The potential application of titanium for lightweighting vehicles, including electric vehicles, provides a very large prospective market for widespread use of titanium to improve fuel economy and extend battery range.

Consumer electronics

Titanium is increasingly considered a superior material for casings in consumer electronic applications, including smart phones and watches. Apple, Samsung and Xiaomi have all introduced titanium products in recent years, attributable to the material’s durability and strength to weight ratio.

Aerospace and defense

The aerospace industry has been a leading market for high-performance titanium alloys. Titanium’s exceptional weight-to-performance ratio, fatigue strength, and resistance to high temperatures enhance fuel efficiency and boost the overall lifespan of aerospace components. The corrosion resistance of titanium also makes it indispensable in a range of naval applications, including submarines.

Energy

Titanium is a key component in the formation of hydrogen via electrolysis and is the main material for porous transport layers in proton exchange membrane electrolyzers and fuel cells. Titanium alloys are also used in nuclear reactors for components that need to withstand demanding corrosive environments.

Medical

Titanium is biocompatible, meaning it is well-accepted by the human body. It is commonly used in dental implants, joint replacements, and other surgical implants.

Luxury goods

Titanium is a premium product prized for its high strength, lightweight and corrosion resistance in luxury goods, including premium watches.

Industrial

Titanium's exceptional resistance to corrosion by chemicals makes it a preferred material for applications in high-performance chemical processing, such as reactors, heat exchangers and desalination.

Sustainability

IperionX believes the global transition towards a sustainable economy and the technologies of the future will drive increased demand for critical minerals and metals, including titanium. IperionX’s technologies bypass the high-cost, high-carbon Kroll Process and the energy intensive titanium melt processes and forging. IperionX’s core patented technologies can potentially provide a more sustainable and circular titanium metal supply chain compared to the current titanium supply chain.

Sustainability Governance and Disclosures

IperionX was founded with the goal to sustainably usher in the Titanium Age, and to that end, sustainability is embedded into our culture, business planning, and operations. Sustainability is governed from the highest levels of IperionX’s management, with the Sustainability Committee meeting quarterly to oversee all related initiatives, including the Annual Sustainability Report and annual sustainability goals. IperionX reports annually on its sustainability progress following GRI, SASB, and TCFD guidance.

Social Responsibility

IperionX values its diverse employees and local communities in Virginia, Utah, and Tennessee. Protecting the health and safety of all our stakeholders, including our employees, contractors, visitors, and communities, is a core value of IperionX and fundamental to our future success. IperionX takes the responsibility of creating a safe workplace for employees seriously, ensuring compliance with applicable occupational and environmental health and safety laws and regulations governing our operations.

Sustainable Titanium Technologies

IperionX’s proprietary titanium technologies enable a circular titanium economy, helping to meet today’s critical needs for domestically sourced materials while supporting our customers in achieving their product circularity and sustainability goals. IperionX’s process diverts valuable titanium from downcycling—or from yesterday’s waste stream—and upcycles it into new, 100% recycled high-performance titanium products.

Low Carbon Footprint

IperionX’s sustainable and low-carbon titanium powders are produced using 100% renewable energy, with zero associated scope 1 and 2 carbon emissions. The low scope 3 emissions associated with the titanium production process are being actively managed and reduced via the procurement of low-carbon process inputs.

IperionX completed a comparative life cycle assessment (LCA) to demonstrate the low-carbon offerings of its spherical titanium powders compared to other conventionally produced metal powders for additive manufacturing. Results of the comparative LCA for climate change impacts indicate that 100% recycled spherical titanium powder to be produced at IperionX’s Titanium Production Facility in Virginia has the potential for a life cycle carbon footprint as low as 7.8 kilograms (kg) of carbon dioxide equivalents (CO2e) per kg of powder. This finding represents over a 90% decrease in carbon footprint when compared to conventional titanium powders produced using the plasma atomization process (estimated to be 88.8 kg CO2e per kg powder).

UL validated 100% Recycled Content Titanium Metal Powder

IperionX achieved re-validation by UL according to Environmental Claim Validation Procedure 2809-2 for its 100% recycled content titanium metal powder made in the U.S. for a second year in a row. UL Solutions (UL) is one of the world’s most trusted names in third-party product safety and standards. IperionX recognizes that third-party certifications provide important independent validation of our unique titanium product offerings.

Sustainable Mineral Development

IperionX is committed to resource efficiency, sustainable land management, and biodiversity at its Titan Project in Tennessee. The Titan Project intends to serve as a global model of sustainability and land stewardship throughout its life cycle. Once operational, mineral extraction activities at the Titan Project will require no drilling or blasting and will be completed in a phased approach with progressive backfill to minimize our active operations to a small footprint at any given time.

Our Production Facilities

Industrial Pilot Facility – Utah

Our Industrial Pilot Facility (“IPF”), located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX has been producing angular and spherical titanium metal powders in ~50-kilogram batches at the IPF for customers and advanced prototyping. Scrap titanium metal is the key titanium feedstock, with renewable power utilized to produce high-quality titanium powder.

Production at the IPF has demonstrated that the Technologies can reduce high oxygen content material to very low levels in titanium metal. This unique deoxygenation process allows IperionX to accept a wide range of titanium scrap material feedstocks to consistently produce high quality titanium powder.

Titanium Manufacturing Campus – Virginia

Our Titanium Manufacturing Campus in Virginia comprises the Titanium Production Facility (“TPF”) and the Advanced Manufacturing Center (“AMC”). Commissioning of the TPF is underway, which will produce high-quality and low-cost angular and spherical titanium powders. These titanium metal powders will be marketed to a wide range of customers for use in additive manufacturing and powder metallurgy. The high-quality titanium powders will also be an important low-cost internal feedstock at the Advanced Manufacturing Center, where they will be utilized to manufacture a wide range of higher value titanium products such as semi-finished traditional mill products, near-net-shape forged titanium components and high-value titanium products using additive manufacturing.

Titanium Production Facility – First Titanium Deoxygenation Production Run Complete

In August 2024, IperionX’s HAMR furnace successfully completed the first titanium deoxygenation production run at the Titanium Production Facility. The successful titanium deoxygenation production cycle was a significant milestone in the development of HAMR technology that has the potential to revolutionize the titanium industry and demonstrates the commercial-scale capabilities of IperionX’s breakthrough titanium deoxygenation technologies.

Produced entirely from 100% scrap titanium (Ti-6Al-4V alloy, Grade 5 titanium), quality assessments confirmed a large reduction in oxygen levels from 3.42% to below 0.07%, far exceeding the ASTM standard requirement of 0.2% for Grade 5 titanium.

During fiscal 2024, the U.S. Department of Defense contracted to award IperionX US$12.7 million in funding under the DPA Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Company’s Titanium Production Facility. Title to all assets purchased by the Company with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Company subject to certain conditions

Advanced Manufacturing Center – High-performance Titanium Product Manufacturing

IperionX plans to leverage its patented HAMR and HSPT technologies with powder metallurgy to manufacture high-performance forged titanium products at its Advanced Manufacturing Center, also located at the Titanium Manufacturing Campus in Virginia.

The use of powder metallurgy has historically been limited in the titanium industry for two key reasons:

1.
Titanium powder manufactured from high-cost titanium billets generates high yield losses for on-spec (low oxygen) titanium metal angular powders. This results in high-cost angular titanium powders, limiting their application for traditional powder metallurgy production processes.

2.	Standard argon-vacuum sintering processes used to consolidate titanium powder can produce inferior microstructure, strength and fatigue properties compared to traditional forged titanium products.

IperionX’s patented HAMR titanium production technology can produce low-cost and high-quality titanium metal angular powders. Importantly, the proprietary HSPT ‘forging’ technology yields a wrought-like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.

Re-shoring U.S. Critical Mineral Production with the Titan Critical Mineral Project

IperionX plans to initially use 100% recycled titanium metal scrap as feedstock for the titanium powder and products produced at the Titanium Manufacturing Campus. However, with high levels of forecast demand growth, IperionX intends to backwards integrate using upgraded titanium mineral feedstock from the Titan Project in Tennessee.

The Titan Project has the potential to be a long-term, low-cost and globally significant producer of titanium, rare earth and zircon critical minerals. These critical minerals are required for advanced U.S. industries, including consumer electronics, aerospace, defense, medical, additive manufacturing, hydrogen and automotive.

Future development of the Titan Project could provide a long-term source for low-cost upgraded titanium feedstocks that, combined with the Technologies, could help establish a fully integrated U.S. titanium supply chain. Vertical integration of the Technologies along with a U.S. supply of critical minerals, including titanium, offers potential long-term competitive and strategic advantages.

The Titan Project’s Mineral Resources are as follows.

Titan Project - Mineral Resources
at the End of the Fiscal Year Ended June 30, 2024
Based on Prices Set Forth in Footnote 3 Below

Resource Category	Metric tons (in millions)	Grade (THM %)	THM (million metric tons)	Cut-off grade (THM %)	THM assemblage
					Zircon (% of THM)	Rutile (% of THM)	Ilmenite (% of THM)	REE (% of THM)
Measured	-	-	-	-	-	-	-	-
Indicated	241	2.2	5.3	0.4	11.3	9.3	39.7	2.1
Measured and Indicated	241	2.2	5.3	0.4	11.3	9.3	39.7	2.1
Inferred	190	2.2	4.2	0.4	11.7	9.7	41.2	2.2
Total	431	2.2	9.5	0.4	11.5	9.5	40.3	2.1

1.	Mineral resources are reported using the definitions set out in Regulation S-K 1300 and are current as at June 30, 2024. Mineral resources are reported in situ.
2.	The third-party firm responsible for the estimate is Karst Geo Solutions LLC.
3.
Mineral resources are reported within a conceptual pit shell that uses the following key assumptions:  rutile prices of US$1,440/t; ilmenite prices of US$280/t; rare earth mineral concentrate prices of US$11,630/t; zircon prices of US$1,680/t; metallurgical recoveries: rutile of 66.9%, ilmenite of 79.7%, rare earth mineral concentrate of 82.6%, zircon of 77.6%; mining costs of US$2.66/t run-of-mine; processing costs of US$2.91/t run-of-mine, transport cost of US$0.22/t run-of-mine, general and administrative costs of US$0.71/t run-of-mine, reclaim/rehandle cost of US$2.66/t run-of-mine (only used for selective mining comparison) and incremental in pit management cost of 1.00$/t run-of-mine (only used for selective mining comparison) and royalty of 5%.

4.	Mineral resources are reported above a cut-off grade of 0.4% THM.
5.	Estimates have been rounded.

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

To achieve our mission and objectives, we currently have the following business strategies and prospects over the medium to long term:

•	complete the commissioning of our commercial scale titanium production facility in Virginia;
•
continue to scale-up and commercialize the Technologies to produce titanium metal and metal powders for key markets, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, hydrogen and automotive;

•
complete techno-economic evaluations, including working with current and potential customers to provide titanium metal powder samples and prototype titanium components produced with our titanium metal powder using the Technologies;

•
continue to investigate alternative applications of the Technologies to additional value-added metal closed-loop production capabilities, including zircon and synthetic rutile, and the potential production of rare earth elements;

•
continue discussions with current and potential customers and strategic partners for future production and sale of titanium metal products, titanium minerals and other critical minerals, including, but not limited to, rare earth elements;

•	continue to expand IperionX’s critical mineral land position in the United States, explore for additional critical minerals and secure final permit and zoning approvals;
•	complete a Pre-Feasibility and/or Feasibility Study on the Titan Project to assess the economic potential of the Project and define an initial Ore Reserve; and
•	vertically integrate the Technologies with titanium material feedstocks from the Titan Project to develop an end-to-end U.S.-based titanium and critical mineral supply chain.

IperionX currently produces titanium products made from scrap titanium at our IPF and is currently commissioning our new TPF in Virginia, with first production of deoxygenated titanium achieved in August 2024. The TPF is expected to be commissioned by the end of the 2024 calendar year. Further, we have not yet constructed our planned Titan Project mine in Tennessee, U.S. or reported ore reserves as defined under Subpart 1300 standards.

Our Competitive Strengths

We believe that we are well-positioned to execute our business strategies because of the following competitive strengths:

Fully integrated, lower-cost and sustainable solution via patented titanium technologies

IperionX’s HAMR titanium production technology provides a lower-energy, faster and lower temperature process to produce titanium, with energy consumption less than 50% versus current industry, and zero direct carbon emissions.
The HSPT “forging” technology, is a non-melt, advanced sintering technology that delivers forged quality titanium products.

HAMR and HSPT can lower the cost, energy, and yield loss of producing titanium products, and can produce titanium near-net-shape products at significantly higher yields and lower cost, unlocking a circular and zero direct carbon emission titanium supply chain.

We hold an exclusive license to IperionX’s patented mineral upgrading technologies, Green RutileTM and ARHTM, which we believe can add value to titanium minerals to produce low-cost and high-purity titanium feedstock for our HAMR titanium production facilities.

Commercial scale production set to commence in Virginia using 100% titanium metal scrap feedstock

IperionX’s advanced HAMR furnace was successfully commissioned at the Titanium Manufacturing Campus in August 2024, marking the first titanium de-oxygenation production run, and having successfully increased the furnace production capacity by approximately 60 times from pilot scale to produce high performance titanium that exceeds industry quality standards.

IperionX plans to rapidly expand the capacity of its Titanium Manufacturing Campus by deploying additional modular, low-risk and low-cost HAMR furnaces.

U.S. Government support to accelerate our growth plans

The U.S. government has recently invested is investing significant resources to re-shore in the United States a secure domestic titanium supply chain that is currently dominated globally by China and Russia. We believe that IperionX is well positioned to benefit from these resources to scale titanium production and manufacturing capacity.

In October 2023, IperionX was awarded US$12.7 million in funding under the U.S. Department of Defense (“DoD”) Defense Production Act (“DPA”) Title III Program to address U.S. titanium supply chain vulnerabilities through the development of IperionX’s Titanium Manufacturing Campus in Virginia.

A range of other U.S. Government funding opportunities is also available as potential funding sources for further scale-up and these are currently being actively progressed.

Future integration using upgraded minerals from Titan Projects’ titanium mineral resources

The fully permitted Titan Project in Tennessee is one of the largest titanium mineral resources in North America, as well as a leading U.S. resource of zircon and rare earth critical minerals.

The Titan Project, combined with our patented titanium mineral upgrading technologies, has the potential to deliver an innovative end-to-end solution for a U.S. titanium supply chain, providing significant strategic value for defense and advanced manufacturing.

Customers and Partnerships

IperionX is engaged in commercial discussions and transactions with current and potential customers, collaborators, and strategic partners interested in critical minerals, titanium metal and products produced with the Technologies.

Among these are:

•
IperionX will supply Ford Motor Company with titanium metal components under a sourcing agreement to commence in 2025, and is further collaborating to design, test and manufacture other high-quality titanium components for future production vehicles;

•
IperionX and Aperam have agreed a partnership where IperionX will apply its patented titanium technologies to upcycle up to 12 metric tons of titanium scrap produced from the consumer electronics sector to manufacture a range of high-performance titanium products;

•	IperionX and Vegas Fastener have partnered to develop and manufacture titanium alloy fasteners and precision components;
•	IperionX will supply United Stars Holdings, Inc. with up to 80 metric tons annually of high-performance, low cost and sustainable titanium products over a 10-year supply term;
•	IperionX will supply GKN Aerospace titanium plate test components;
•	IperionX agreed to an order with Lockheed Martin for the delivery of titanium plate components;
•	IperionX will supply titanium metal plate to the U.S. Army Combat Capabilities Development Command Ground Vehicle Systems Center (“DEVCOM GVSC”) for ballistic testing;
•	IperionX has supplied watch case blanks made with its fully recycled, sustainable titanium powder to Panerai, a luxury manufacturer of high-end timepieces;
•	IperionX is working with Canyon Bicycles (“Canyon”) to prototype parts using additive manufacturing and our low-carbon, recycled titanium metal powders; and
•	IperionX is collaborating with Carver Pump to process its titanium scrap into high-grade, high-quality titanium powder for the production of prototype titanium components.

Agreements relating to the potential sale of critical minerals include the following:
•
IperionX previously signed a non-binding MOU to potentially establish a partnership with Energy Fuels that aims to build an integrated, all-American rare earths supply chain. The MOU will evaluate the potential supply of rare earth minerals from the Titan Project to Energy Fuels for value added processing at Energy Fuels’ White Mesa Mill. Rare earths may be valued as critical materials for magnet production essential for wind turbines, electric vehicles, consumer electronics and military applications;

•
IperionX previously signed a non-binding MOU with Chemours to investigate a potential supply agreement between IperionX and Chemours for up to 50,000 metric tons of ilmenite, 10,000 metric tons of rutile, and 10,000 metric tons of staurolite. Chemours operates one of the largest titanium dioxide plants at its New Johnsonville plant which is located approximately 20 miles from IperionX’s Titan Project in Tennessee; and

•
IperionX previously signed a non-binding MOU with Mario Pilato BLAT S.A. for the potential supply of zircon products. The MOU contemplates a supply agreement for an initial five-year term on an agreed market-based pricing methodology for the annual supply of up to 20,000 tons of zircon products from IperionX’s Titan Project in Tennessee.

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

Our Production Facilities

Industrial Pilot Facility – Utah

Our Industrial Pilot Facility (“IPF”), located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX has been producing angular and spherical titanium metal powders in ~50-kilogram batches at the IPF for customers and advanced prototyping. Scrap titanium metal is the key titanium feedstock, with renewable power utilized to produce high-quality titanium powder.

Production at the IPF has demonstrated that the Technologies can reduce high oxygen content material to very low levels in titanium metal. This unique deoxygenation process allows IperionX to accept a wide range of titanium scrap material feedstocks to consistently produce high quality titanium powder.

Titanium Manufacturing Campus – Virginia

Our Titanium Manufacturing Campus in Virginia comprises the Titanium Production Facility (“TPF”) and the Advanced Manufacturing Center (“AMC”). Commissioning of the TPF is underway, which will produce high-quality and low-cost angular and spherical titanium powders. These titanium metal powders will be marketed to a wide range of customers for use in additive manufacturing and powder metallurgy. The high-quality titanium powders will also be an important low-cost internal feedstock at the Advanced Manufacturing Center, where they will be utilized to manufacture a wide range of higher value titanium products such as semi-finished traditional mill products, near-net-shape forged titanium components and high-value titanium products using additive manufacturing.

Titanium Production Facility – First Titanium Deoxygenation Production Run Complete

In August 2024, IperionX’s HAMR furnace successfully completed the first titanium deoxygenation production run at the Titanium Production Facility. The successful titanium deoxygenation production cycle was a significant milestone in the development of HAMR technology that has the potential to revolutionize the titanium industry and demonstrates the commercial-scale capabilities of IperionX’s breakthrough titanium deoxygenation technologies.

Produced entirely from 100% scrap titanium (Ti-6Al-4V alloy, Grade 5 titanium), quality assessments confirmed a large reduction in oxygen levels from 3.42% to below 0.07%, far exceeding the ASTM standard requirement of 0.2% for Grade 5 titanium.

During fiscal 2024, the U.S. Department of Defense contracted to award IperionX US$12.7 million in funding under the DPA Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Company’s Titanium Production Facility. Title to all assets purchased by the Company with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Company subject to certain conditions

Advanced Manufacturing Center – High-performance Titanium Product Manufacturing

IperionX plans to leverage its patented HAMR and HSPT technologies with powder metallurgy to manufacture high-performance forged titanium products at its Advanced Manufacturing Center, also located at the Titanium Manufacturing Campus in Virginia.

The use of powder metallurgy has historically been limited in the titanium industry for two key reasons:

1.
Titanium powder manufactured from high-cost titanium billets generates high yield losses for on-spec (low oxygen) titanium metal angular powders. This results in high-cost angular titanium powders, limiting their application for traditional powder metallurgy production processes.

2.	Standard argon-vacuum sintering processes used to consolidate titanium powder can produce inferior microstructure, strength and fatigue properties compared to traditional forged titanium products.

IperionX’s patented HAMR titanium production technology can produce low-cost and high-quality titanium metal angular powders. Importantly, the proprietary HSPT ‘forging’ technology yields a wrought-like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.

Industrial Pilot Facility – Utah

Our Industrial Pilot Facility (“IPF”), located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX has been producing angular and spherical titanium metal powders in ~50-kilogram batches at the IPF for customers and advanced prototyping. Scrap titanium metal is the key titanium feedstock, with renewable power utilized to produce high-quality titanium powder.

Production at the IPF has previously demonstrated that the Technologies can reduce high oxygen content material to very low levels in titanium metal. This unique deoxygenation process allows IperionX to accept a wide range of titanium scrap material feedstocks to consistently produce high quality titanium powder.

Capital Expenditures

Our capital expenditures amounted to US$8.1 million for fiscal 2024 and US$2.7 million for fiscal 2023 which represents the purchase of property, plant, and equipment and exploration and evaluation properties.

IperionX is currently commissioning its new TPF in Virginia, with first production of deoxygenated titanium achieved in August 2024.

The TPF is expected to have an initial Phase I production capacity of 125 tons per annum (“tpa”) of titanium powder at full capacity. Phase I of the TPF is expected to be commissioned by the end of the 2024 calendar year.

During fiscal 2024, the U.S. DoD contracted to award the Company US$12.7 million in funding under the DPA Title III authorities. This funding is being applied towards the TPF to reach its initial Phase I production capacity of 125 tpa. Title to all assets purchased by IperionX with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Company subject to certain conditions.

We then plan to expand the capacity of the TPF by adding modular HAMR furnaces. The TPF is expected to have a Phase II production capacity of 2,000 tpa of angular titanium powder at Phase II capacity. We estimate the additional capital costs to expand the TPF to reach Phase II capacity to be approximately US$70 million. This will require additional funds, which may require future debt or equity financings.

We retain optionality to expand the capacity of the TPF to above 2,000 tpa of angular titanium powder, with the aim of being a leading U.S. titanium producer of approximately 10,000 metric tons per annum by 2030. Comprehensive engineering, commercial, and financial studies are underway to review potential product mix, production scale, and associated capital and operational expenditures at higher production levels. If we ultimately decide to expand the capacity of the TPF to above 2,000 tpa, this will require additional funds, which may require future debt or equity financings.

If we complete a definitive Feasibility Study for the Titan Project and make a Final Investment Decision (“FID”) to develop the Titan Project, this will require substantial additional funding, which may require future debt or equity financings or joint venture partnership.

Operating Expenditures

Based on the TPF’s planned Phase II production capacity of 2,000 tpa of angular titanium powder, we estimate the annual average annual operating cost of the TPF to be approximately US$30 per kilogram of angular titanium powder at full production and using forecast input material, energy and labor costs.

We estimate the additional capital costs to expand the TPF to reach planned Phase II production capacity of 2,000 tpa to be approximately US$70 million. This will require additional funds, which may require future debt or equity financings.

At the AMC, we estimate the annual average annual operating cost to “forge” titanium products via HSPT to be between US$3 to US$5 per kilogram for near-net shape products, and between US$8 to US$20 per kilogram for powder metallurgy manufacturing and forging of titanium sheet, bar and wire.

Our Mineral Properties

IperionX holds a 100% interest in the Titan Project, covering more than 11,000 acres of mineral properties in western Tennessee, which we consider prospective for critical minerals including titanium, rare earth elements, silica sand and zircon.

See “Item 4. Information on the Company – D. Property, Plant and Equipment” for information relating to the Titan Project.

EXPLORATION RESULTS

Since securing the initial Titan Project land position in late-2020, we have focused on proving the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 300 drill holes totaling more than 10,000 meters drilled during the fiscal periods ended June 30, 2023 and 2024. On June 30, 2023, we reported the results of the Initial Assessment on the Titan Project, which demonstrate the Titan Project’s potential to be a low cost and globally significant North American producer of titanium, rare earths and other critical minerals needed for advanced U.S. industries such as consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive. We also believe that there is a significant potential to increase production capacity at the Titan Project. The Initial Assessment, which adhered to the guidelines in Subpart 1300 of Regulation S-K, considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and government factors.

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

Filed as an exhibit to this Annual Report on Form 20-F is an updated technical report summary for our Titan Project, which includes an Initial Assessment to support our Mineral Resource estimate and address reasonable prospects of eventual economic extraction.

Over the next twelve months, we may undertake further drilling to expand and increase confidence in Titan Project deposit, as well as further metallurgical test work, hydrology and geotechnical studies, and economic studies to assess the economic potential of the Titan Project and define a critical minerals reserve base.

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

Extraction Permits and Approvals

In August 2023, we received what we believe are the requisite development permits required to start construction and operations of our planned wet concentrator plant at the Titan Project, including the National Pollutant Discharge Elimination System (“NPDES”) Permit and Surface Mining Permit, which were issued by the Tennessee Department of Environment & Conservation.

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

ADDITIONAL BUSINESS INFORMATION

Blacksand Option Agreement

Pursuant to an agreement initially signed by IperionX and Blacksand Technology in October 2021, and amended and restated in December 2022 and December 2023, IperionX has an exclusive option to either: (1) purchase all of Blackland’s assets, including its intellectual property portfolio (“Purchase Option”); or (2) remain as the exclusive licensee of Blacksand’s metal Technologies (“Exclusive License Option”). IperionX may exercise either option any time prior to 31 December 2024 (“Option Period”). As consideration for the options, IperionX has made option payments to Blacksand totaling US$6,000,000 during the Option Period (US$4,000,000 in cash payments and US$2,000,000 satisfied through the issue of shares in IperionX).

Should IperionX exercise the Purchase Option, it will pay Blacksand US$6,000,000 (in addition to the option payments already paid to Blacksand totaling US$6,000,000). Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX (based on a share price of each share being the greater of: (a) A$0.85; and (b) seventy-five (75%) of the volume weighted average price of shares in the 10-day trading period on the ASX immediately preceding the closing date, subject to a maximum issue price of A$3.00). IperionX shall also (i) commit to donate US$1,000,000 over a 3 year period towards the establishment of an endowed chair professorship at the University of Utah in the name of Dr. Zak Fang, which shall be used to support research and development related to IperionX and related technologies in the field of titanium, critical metals, and minerals; and (ii) if, from and after the closing date, net sales of products made from the patented technologies exceed $300,000,000, IperionX shall pay to Blacksand on an annual basis, a royalty equal to 0.5% of such excess cumulative net sales amount.

Alternatively, should IperionX exercise the Exclusive License Option, it will: (i) pay Blacksand US$2,000,000 (in addition to the option payments already paid to Blacksand totaling US$6,000,000); and (ii) beginning on the date that IperionX exercises the Exclusive License Option, IperionX shall begin to pay Blacksand a royalty equal to (A) 5% of the net sales of spherical powder, and (B) 3% of the net sales of angular powder; and (iii) commencing on the third anniversary of the date that IperionX exercises the Exclusive License Option, but no sooner than April 15, 2027, IperionX shall pay Blacksand a minimum aggregate annual royalty of the greater of $400,000 per calendar year or the royalty based on net sales, so long as any of the licensed patents being practiced by IperionX are valid. For the first calendar year of the minimum royalty obligation, the parties shall prorate the $400,000 minimum annual royalty based on the number of days from the commencement date of such minimum royalty through December 31 of that year. During the option period until December 31, 2024, Blacksand grants IperionX an exclusive, limited, royalty-free, license to develop the Technologies for commercial purposes.

Blacksand holds the exclusive commercial licensing rights for more than forty global patents through a license agreement with the University of Utah (“UoU License Agreement”) including the global patents for the patented HAMR and HSPT technologies that can produce low-cost and low carbon titanium metal. The UoU License Agreement, as amended, grants Blacksand a paid up exclusive license to commercialize the intellectual property that Blacksand developed in conjunction with the University of Utah. The UoU License Agreement automatically continues unless one of the parties terminates. IperionX plans to apply this patent and technology platform across a wider range of advanced metal alloys for markets including consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

Environmental Regulation

Our operations are subject to various environmental laws and regulations under the relevant government’s legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by us during the fiscal year ended June 30, 2024.  For more information, see “Government Regulations” below.

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

Nasdaq also allows us as a foreign private issuer to elect to follow certain home country laws instead of Nasdaq practices applicable to U.S. companies. In particular, we follow home country law instead of Nasdaq practice regarding:

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

Sustainability

During fiscal 2023 and 2024, IperionX engaged Presidio Graduate School’s expert consulting division, PGS Consults to commence an Environmental, Sustainability and Corporate Governance (“ESG”) assessment and subsequent integration study. PGS Consults is housed in Presidio Graduate School, the country’s first and only independent graduate school focused entirely on sustainability and social justice, with corporate clients including HP Inc., Flex Ltd., Granite Construction, Thermo Fisher Scientific and Domaine Chandon.

PGS Consults have undertaken a materiality assessment, is assisting with the completion of a life cycle assessment, and created a playbook for sustainability leadership. The review and assessment identified sustainability focus areas, highlighted key sustainability recommendations, and will deliver an actionable life cycle assessment. PGS Consults will conduct studies in accordance with Global Reporting Initiative, UN Sustainable Development Goals, and Task Force on Climate-Related Financial Disclosures standards. The sustainability integration study will outline material physical and economic sustainability\m metrics as well as major development milestones and timelines.

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

At June 30, 2024, the book carrying value of the Titan Project was US$6.1 million. See note 9 to our audited consolidated financial statements for the fiscal period ended June 30, 2024 for further details.

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

Drilling and exploration

Since securing the initial Titan Project land position in late-2020, we have focused on delineating the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 300 drill holes totaling more than 10,000 meters drilled during fiscal 2023 and fiscal 2024.

To date we have drilled 162 holes on the Project’s mineral resource area, comprising 16 reverse circulation holes (for a total of 837 meters) and 146 roto-sonic drill holes (for a total of 7,338 meters). We also drilled an additional 11 roto-sonic drill holes for the purposes of a hydrogeological study, which have not been used for mineral resource definition purposes.

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

We received updated results from metallurgical test work conducted in 2023 designed to confirm process design and critical mineral product recoveries at the Titan Project, including excellent simulated recoveries of the high value natural rutile, zircon and rare earth mineral products, as set out in the table below.

Titan Project Metallurgical Test Work Results

Product	2023 Metallurgical Test Work Simulated Recoveries (+45 µm material)
Rare Earths	83%
Rutile – Titanium	67%
Ilmenite – Titanium	80%
Premium Zircon	78%

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

We have reported mineral resources, prepared in accordance with Subpart 1300 requirements of the SEC as part of our exploration and evaluation activities. Filed as an exhibit to this Annual Report on Form 20-F is an updated technical report summary for our Titan Project. As of June 30, 2024, we have reported 431 million metric tons of mineral resources at a grade of 2.2% THM, containing 9.5 million metric tons of THM at a 0.4% cut-off. Slimes (“SL”) and oversize material accounts for approximately 20% and 2.5% of the THM fraction respectively. Mineralization occurs as a single, large, and coherent near-surface deposit. In addition, preliminary analysis of valuable heavy minerals (“VHM”) (which form a proportion of the THM) indicates a valuable mineral assemblage consisting of zircon, rutile, ilmenite, and rare earth elements (“REE”).

Mineral resources are reported above a cut-off grade of 0.4% THM. All material at / or above the bottom cut-off grade of 0.4% used in a constraining pit shell is expected to be processed, on the basis that the incremental cost of selectively extracting this material, hauling it to a long- term stockpile, and subsequently reclaiming and re-placing the material into the a mine void for progressive rehabilitation would be higher than the net cost (operating cost less revenue) of the central case method, being the processing of this material, extracting the contained valuable critical minerals for sale and immediately returning the remaining material, mostly silica sand, back to the deposit void.

The mineral resources were constrained within a conceptual pit shell that used the assumptions listed in the table below. An assumed vertical slope was applied to the pit shells. The vertical slopes are attainable due to low depths of mineralization, unconsolidated material and the active reclamation process.

Assumptions used in defining prospects of economic extraction

Parameter	Units	Value

Commodity price
• Rutile	US$/t	1,440
• Ilmenite	US$/t	280
• Rare earth mineral concentrate	US$/t	11,630
• Zircon	US$/t	1,680
Metallurgical recovery
• Rutile	%	66.9
• Ilmenite	%	79.7
• Rare earth mineral concentrate	%	82.6
• Zircon	%	77.6
Operating costs
• Mining cost	$/ROM t	2.66
• Processing cost	$/ROM t	2.91
• Transport cost	$/ROM t	0.22
• Reclaim/rehandle	$/ROM t	2.66 (only used for selective mining comparison)
• Incremental in pit management	$/ROM t	1.00 (only used for selective mining comparison)
• General and administrative cost	$/ROM t	0.71
Royalty	%	5

Material considered to meet reasonable prospects for economic extraction was reported using a cut-off grade of 0.4% THM.

Historic and forecast product prices (US$/t, 2024 real terms, rounded).

Product	Historic 2019 – 2023* (annual average, US$/t)		Forecast 2026 – 2050* (annual average, US$/t)
Rare earth concentrate	$6,150	**	$11,630
Rutile	$1,700		$1,440
Chloride Ilmenite	$280		$280
Zircon (premium)	$1,820		$1,680

* Source: Argus Media, TZMI, and Adamas Intelligence. Inflationary/CPI data from US Government’s Fiscal Year 2025 Budget assumptions.

** Please refer to table below for individual prices for REE’s that contribute to the REE concentrate price and table below for the percentage of each REE in our REE concentrate.

Historic and forecast individual REE prices (US$/kg, 2024 real terms, rounded).

Rare Earth Oxide	Historic 2019 – 2023* (annual average US$/kg)	Forecast 2026 – 2050* (annual average US$/kg)
Lanthanum	$1.30	$1.40
Cerium	$1.30	$1.50
Praseodymium	$78.90	$157.90
Neodymium	$80.00	$166.10
Samarium	$2.30	$4.00
Europium	$30.00	$39.50
Gadolinium	$40.00	$86.40
Terbium	$1,157.30	$1,764.90
Dysprosium	$322.00	$555.00
Holmium	$102.40	$199.30
Erbium	$33.60	$57.20
Ytterbium	$14.60	$18.30
Lutetium	$743.5	$954.20
Yttrium	$5.90	$8.00

* Source: Argus Media and Adamas Intelligence.

Pricing has been based upon the following standard product specification requirements:

Initial Assessment product specification requirements.

Product	Product specification requirements
Rare earth concentrate
Mineral rare earth concentrate with 59.08 weight % total rare earth oxides (TREO) - as set out in the table below. Value of rare earth concentrate calculated as 31% value of contained TREO plus 10% premium for Titan Project’s heavy rare earth enrichment.

Rutile	Bulk rutile with titanium dioxide content (TiO2) of 94% - 96%
Chloride Ilmenite	Chloride ilmenite with titanium dioxide content (TiO2) of 58% - 65%
Zircon (premium)	Premium bulk zircon with ZrO2 + HfO2 >66%

Key product specifications of Titan-derived rare earth mineral concentrate from 2023 test work.

Rare Earth Oxide	Concentration (weight %)
La	11.28%
Ce	24.20%
Pr	2.96%
Nd	10.87%
Sm	1.97%
Eu	0.15%
Gd	1.43%
Tb	0.19%
Dy	0.87%
Ho	0.15%
Er	0.38%
Tm	0.05%
Yb	0.31%
Lu	0.04%
Y	4.23%
TREO	59.08%

Key assumptions and parameters relating to the THM mineral resources are discussed in the technical report summary for our Titan Project attached as an exhibit to this annual report.

Titan Project - Mineral Resources as of June 30, 2024 (cut-off grade of 0.4% THM)

Resource Category	Metric tons (in millions)	Grade (THM %)	THM (million metric tons)	Cut-off grade (THM %)	THM assemblage
					Zircon (% of THM)	Rutile (% of THM)	Ilmenite (% of THM)	REE (% of THM)
Measured	-	-	-	-	-	-	-	-
Indicated	241	2.2	5.3	0.4	11.3	9.3	39.7	2.1
Inferred	190	2.2	4.2	0.4	11.7	9.7	41.2	2.2
Total	431	2.2	9.5	0.4	11.5	9.5	40.3	2.1

Comparison of mineral resources as of June 30, 2024 and June 30, 2023

As a result of the annual review of the Company’s mineral resources, there has been no change to the mineral resources reported for the Titan Project. For information about the assumptions and criteria used in preparing our mineral resources, please see our technical report summary, including Section 11 (Mineral Resource Estimate), which is as an exhibit to this annual report.

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

Initial Assessment

Filed as an exhibit to this Annual Report on Form 20-F is an updated technical report summary for our Titan Project, which includes an Initial Assessment to support our Mineral Resource estimate and address reasonable prospects of eventual economic extraction.  We completed internal studies that reviewed potential mining methods, infrastructure locations, and process methods. Our Qualified Person reviewed these studies when determining appropriate assumptions in support of reasonable prospects for economic extraction. Material considered to meet reasonable prospects for economic extraction was reported using a cut-off grade of 0.4% THM.

Land tenure status

At June 30, 2024, the Titan Project comprised approximately 11,054 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 242 acres are subject to long-term lease by IperionX, and approximately 9,326 acres are subject to exclusive option to lease agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease the surface property and associated mineral rights. Other than the option agreements described above, there currently are no material liens or encumbrances on the property comprising the Titan Project. However, in order to develop the project, we will need to obtain permits and approvals as described under “Item 4. Information on the Company-B. Business Overview-Governmental Regulations-Extraction Permits and Approvals.”

Our option to lease agreements, upon exercise, allow us to lease the surface property and associated mineral rights from the local landowners, and generally have expiry dates between mid-2026 to late-2027. During the option period, our option to lease agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Our annual option payments are generally US$75.00 per acre and our drilling bonuses generally average approximately US$1.00 per drill foot. Our obligation to make annual option payments and drilling bonus payments cease if we exercise our option to lease. Upon exercise, in the case of an option to lease, we will pay an annual minimum royalty, generally US$75.00 per acre, and an extraction royalty, generally 5% of net revenues from products sold.

Figure 1: Titan Project location of properties

Figure 2: Titan Project location of properties containing mineral resources (the coordinate system and datum used for modeling is UTMZ16N, NAD83)

Exploration and development plans

During the next twelve months, we may undertake further drilling to expand and increase confidence in Titan Project deposit, as well as further metallurgical test work, hydrology and geotechnical studies, and economic studies to assess the economic potential of the Titan Project and define a critical minerals reserve base.

Filed as an exhibit to this Annual Report on Form 20-F is an updated technical report summary for our Titan Project, which includes an Initial Assessment to support our Mineral Resource estimate and address reasonable prospects of eventual economic extraction. The Initial Assessment demonstrates the Titan Project’s potential to be a North American producer of titanium, rare earths and other critical minerals needed for advanced U.S. industries such as consumer electronics, space, defense, medical, bicycles, additive manufacturing, hydrogen and automotive.

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

The following discussion and analysis should be read in conjunction with our financial statements and related notes included elsewhere in this annual report on Form 20-F. The following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this annual report on Form 20-F, particularly those in the section of this annual report on Form 20-F entitled “Risk Factors.” The consolidated general purpose financial statements of the consolidated Company have been prepared in accordance with IFRS as issued by the IASB.

Critical accounting policies adopted in the preparation of this financial report are presented below and have been consistently applied unless otherwise stated.

Our financial statements for fiscal 2024 are presented in U.S. dollars and have been prepared in accordance with IFRS.

This annual report includes consolidated financial statements for the years ended June 30, 2024, 2023, and 2022. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the year ended June 30, 2022 has been omitted because such discussion was already included in Item 5 of IperionX’s annual report on Form 20-F for the year ended June 30, 2023.

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

	Year ended June 30, 2024	Year ended June 30, 2023
	US$	US$
Continuing operations
Research and development costs	(8,712,610)	(5,600,653)
Exploration and evaluation expenses	(1,950,583)	(2,826,397)
Corporate and administrative expenses	(4,516,393)	(3,990,672)
Business development expenses	(3,646,141)	(2,654,420)
Share-based payment expenses	(3,791,541)	(2,589,413)
Finance income	546,029	494,469
Finance costs	(187,119)	(88,138)
Other income and expenses	414,712	(189,530)
Loss before income tax	(21,843,646)	(17,444,754)

Year Ended June 30, 2024 Compared to Year Ended June 30, 2023

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

Research and development expenses increased by US$3.1 million from US$5.6 million for fiscal 2023 to US$8.7 million for fiscal 2024 principally due to (i) increased staff costs and overheads to support our increased processing operations at our IPF in Utah and our new TPF and AMC in Virginia; and (ii) increased license fees and R&D costs paid to Blacksand for the Technologies.

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

Exploration and evaluation expenses decreased by US$0.8 million from US$2.8 million for fiscal 2023 to US$2.0 million for fiscal 2024 principally due to reduced staff costs and overheads to support reduced technical and engineering work.

Corporate and administrative expenses

Corporate and administrative expenses encompass overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services and legal compliance.

Corporate and administrative expenses increased by US$0.5 million from US$4.0 million for fiscal 2023 to US$4.5 million for fiscal 2024, principally due to increased staff costs and overheads to support our continued growth.

Business development expenses

Business development expenses encompass costs of our customer engagement expenses, our secondary listing on Nasdaq, our investor relations expenses, including costs for press releases, maintenance of the Company’s website and our other investor marketing and information initiatives, and other fees for corporate advisory services.

Business development expenses increased by $1.1 million from US$2.7 million for fiscal 2023 to $3.8 million for fiscal 2024, principally due to increased customer engagement, investor marketing and information initiatives to support our continued growth.

Share-based payment expense

Share-based payment expense encompasses expenses incurred by the Company in connection with ordinary shares, Restricted Stock Units, Unlisted Options and Performance Rights granted by the Company to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements.

Share-based payment expenses from such remuneration arrangements increased by US$1.1 million from US$2.6 million for fiscal 2023 to US$3.7 million for fiscal 2024, principally due to the ongoing expensing of existing equity awards over their vesting period and the decision to grant approximately 7.9 million additional equity awards during fiscal 2024 to secure the services of directors, employees and consultants to support our continued growth.

Finance income

Finance income encompasses interest income and foreign exchange gains.

The nature and level of finance income remained largely consistent between both financial periods.

Finance costs

Finance costs encompass interest expenses and foreign exchange losses.

Finance costs increased by US$0.1 million from US$0.1 million for fiscal 2023 to US$0.2 million for fiscal 2024, principally due to the result of increasing lease liabilities held by the Company.

Other income and expenses

For fiscal 2024, we had other income of US$0.6 million principally from a research contract which was offset by an impairment loss of US$0.2 million relating to certain plant and equipment.

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

Sources and Uses of Liquidity

We have not yet commenced significant commercial production at any of our facilities or properties and expect to continue to incur losses during the research and development of our metals technologies, the commissioning and scale-up of our metals production facilities, and the exploration and evaluation of our mineral properties. Our operations have been financed by proceeds from issuances of ordinary shares.

At June 30, 2024, we had cash reserves of US$33.2 million and net assets of US$51.3 million. Our primary use of cash currently comprises the research and development of our metals technologies, the commissioning and scale-up of our metals production facilities, and the exploration and evaluation expenditures relating to our mineral properties in the United States.

We incurred net losses of US$21.8 million and US$17.4 million for fiscal 2024 and fiscal 2023, respectively. We incurred net cash outflows from operating and investing activities of US$25.1 million and US$21.6 million for fiscal 2024 and fiscal 2023, respectively. We believe that we will continue to incur net losses until such time as we commence commercial scale production of titanium metals and/or critical minerals.

The ongoing operation of the Company is dependent upon raising further additional funding from shareholders or other parties. In light of the expenditures to be incurred in executing on the Company’s current strategic plans to commercialize the Company’s titanium metal technologies and develop economically recoverable mineral deposits from the Company’s exploration properties, the Company is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Company’s mineral exploration and metal production activities are successful, additional funds will be required to further scale-up the Company’s titanium metal production capacity and to develop the Company’s exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There is no assurance that the Company will be successful in its efforts to raise additional funding on terms satisfactory to the Company. If the Company does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Company may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and commercialization activities or relinquish rights to certain of its interests.

The Directors are confident that they will be able to raise additional funds as required to meet the Company’s obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However as a result of these matters, there is a material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board ("PCAOB") standards) on the Company’s ability to continue as a going concern, and therefore the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

If we decide to expand the capacity of our TPF, this will require significant additional funds, which would require future debt or equity financings. Similarly, if we complete a definitive Feasibility Study for the Titan Project and ultimately make a decision to develop the Titan Project, this will require significant additional funds, which would require future debt or equity financings.

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

Funding Requirements and Capital Expenditures

Our capital expenditures amounted to US$8.1 million for fiscal 2024 and US$2.7 million for fiscal 2023 which represents the purchase of property, plant, and equipment and exploration and evaluation properties.

IperionX is currently commissioning its new TPF in Virginia, with first production of deoxygenated titanium achieved in August 2024.

The TPF is expected to have an initial Phase I production capacity of 125 tons per annum (“tpa”) of angular titanium powder at full capacity. Phase I of the TPF is expected to be commissioned by the end of the 2024 calendar year.

During fiscal 2024, the U.S. DoD contracted to award the Company US$12.7 million in funding under the DPA Title III authorities. This funding is being applied towards the TPF to reach its initial Phase I production capacity of 125 tpa. Title to all assets purchased by IperionX with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Company subject to certain conditions.

We then plan to expand the capacity of its TPF by adding modular HAMR furnaces. The TPF is expected to have a Phase II production capacity of 2,000 tpa of angular titanium powder at full capacity. We estimate the additional capital costs to expand the TPF to reach Phase II planned production capacity of 2,000 tpa to be approximately US$70 million. This will require additional funds, which may require future debt or equity financings.

We retain optionality to expand the capacity of the TPF to above 2,000 tpa of angular titanium powder. Comprehensive engineering, commercial, and financial studies are underway to review potential product mix, production scale, and associated capital and operational expenditures at higher production levels. If we ultimately decide to expand the capacity of the TPF to above 2,000 tpa, this will require additional funds, which may require future debt or equity financings.

If we complete a definitive Feasibility Study for the Titan Project and make a Final Investment Decision (“FID”) to develop the Titan Project, this will require substantial additional funding, which may require future debt or equity financings or joint venture partnership.

Potential acquisition of Blacksand’s intellectual property rights

IperionX holds an exclusive option to purchase Blacksand’s intellectual property rights. See “Item 4. Information on the Company – B. Business Overview – Additional Business Information – Blacksand Option Agreement. As consideration for the option, IperionX has made option payments to Blacksand totaling US$6,000,000 during the Option Period (US$4,000,000 in cash payments and US$2,000,000 satisfied through the issue of shares in IperionX). Should IperionX exercise the Purchase Option, it will pay Blacksand US$6,000,000 (in addition to the option payments already paid to Blacksand totaling US$6,000,000). Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX (based on a share price of each share being the greater of: (a) A$0.85; and (b) seventy-five (75%) of the volume weighted average price of shares in the 10-day trading period on the ASX immediately preceding the closing date, subject to a maximum issue price of A$3.00). IperionX shall also (i) commit to donate US$1,000,000 over a 3 year period towards the establishment of an endowed chair professorship at the University of Utah in the name of Dr. Zak Fang, which shall be used to support research and development related to IperionX and other related technologies in the field of titanium, critical metals, and minerals; and (ii) if, from and after the closing date, net sales of products made from the patented technologies exceed $300,000,000, IperionX shall pay to Blacksand on an annual basis a royalty equal to 0.5% of such excess cumulative net sales amount.

Cash Flows

The following table summarizes our sources and uses of cash for the years ended June 30, 2024 and 2023:

	Year ended June 30, 2024	Year ended June 30, 2023
	US$	US$
Net cash provided by (used in):
Operating activities	(18,607,063)	(15,864,394)
Investing activities	(6,529,569)	(5,705,586)
Financing activities	46,592,163	27,892,509
Net increase in cash and cash equivalents	21,455,531	6,322,529

Operating Activities

For fiscal 2024, net cash used in operating activities was US$18.6 million. For fiscal 2023, net cash used in operating activities was US$15.9 million. Net cash used in operating activities represents payments to suppliers and employees and interest paid and received.

Investing Activities

For fiscal 2024, net cash used in investing activities was US$6.5 million. For fiscal 2023, net cash used in investing activities was US$5.7 million. Net cash used in investing activities represents the purchase of exploration and evaluation properties, the purchase of property, plant and equipment, payments related to the Blacksand Option Agreement, and the purchase of investments.

Financing Activities

For fiscal 2024, net cash provided by financing activities was US$46.6 million. For fiscal 2023, net cash provided by financing activities was US$27.9 million.  Net cash provided by financing activities represents proceeds and costs from the issuance of ordinary shares, payment of the principal portion of lease liabilities, proceeds and repayments of borrowings.

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

Off-balance sheet arrangements

During fiscal 2024, we did not have any off-balance sheet arrangements.

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

E.	Critical Accounting Policies and Estimates

The preparation of our consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. See note 1 to our audited consolidated financial statements for fiscal 2024, included in this annual report, for a description of our other significant accounting policies.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described below.

Impairment of exploration and evaluation assets

The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest. See note 7 to our audited consolidated financial statements for fiscal 2024, included in this annual report.

Share-based payments

The fair value of Unlisted Options granted is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted. The fair value of Performance Rights that have market-based vesting conditions is estimated as at the date of grant using a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted. The fair value of granted RSUs and Performance Rights that do not have market-based vesting conditions are estimated as at the date of grant based on the underlying share price. For additional information, see note 17 to our audited consolidated financial statements for fiscal 2024, included in this annual report.

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

Name	Age	Position
Anastasios (Taso) Arima	40	Chief Executive Officer and Managing Director
Toby E. Symonds	56	President and Chief Strategy Officer
Todd W. Hannigan	51	Executive Chairman
Marcela R. Castro	52	Chief Financial Officer
Lorraine M. Martin	62	Independent Non-Executive Director
Vaughn W. Taylor	40	Independent Non-Executive Director
Melissa G. Waller	54	Independent Non-Executive Director
Beverly M. Wyse	62	Independent Non-Executive Director
Dominic P. Allen	41	Chief Commercial Officer
Jeanne McMullin	57	Chief Legal Officer
W. Scott Sparks	61	Chief Operating Officer

Anastasios (Taso) Arima (40 years of age) - Chief Executive Officer and Managing Director

Mr. Anastasios (Taso) Arima is a founder of IperionX and was appointed as Executive Director on December 1, 2020, and as Managing Director and Chief Executive Officer of the Company on March 1, 2021. Mr. Arima has over 15 years of experience in founding and developing critical material companies in North America. Mr. Arima was a founder and director of Piedmont Lithium and was instrumental in the development of the company. Mr. Arima attended the University of Western Australia and earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering. During the three-year period to the end of the financial period, Mr. Arima held a directorship in Dominion Minerals Limited (November 2021 – present).

Toby E. Symonds (56 years of age) – President and Chief Strategy Officer

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

Todd Hannigan (51 years of age) - Executive Chairman

Todd W. Hannigan was appointed as Non-Executive Chairman of IperionX on February 1, 2021, and as Executive Chairman on May 24, 2021. Todd Hannigan has over 28 years of global experience in natural resources as company founder, chief executive officer, private capital investor and non-executive director. Mr. Hannigan has worked internationally in the natural resources sector including for Piedmont Lithium Inc., Aston Resources, Hanson PLC and BHP Billiton. Mr. Hannigan holds a Bachelor of Engineering (Mining) from The University of Queensland and an MBA from INSEAD. During the three-year period to the end of the financial period, Mr. Hannigan held directorships in Brazilian Rare Earths (January 2023 – present), Piedmont Lithium Inc. (March 2021 – April 2022), and Terra Metals Limited (May 2014 – June 2022).

Lorraine M. Martin (62 years of age) - Independent Non-Executive Director

Lorraine M. Martin is a director, President and CEO of the National Safety Council, serving in this position since June 2019. She is also co-founder and President of Pegasus Springs Foundation, a non-profit organization focused on education and mentoring. Ms. Martin is the retired Executive Vice President and Deputy of Rotary and Mission Systems (RMS) for Lockheed Martin Corporation, a global aerospace, defense, security and advance technologies company. Prior to RMS, Ms. Martin was Executive Vice President and General Manager for the F-35 Lightning II Program for Lockheed Martin Aeronautics Company. Her leadership of the F-35 program earned Pentagon recognition for reducing program costs while increasing production and fielding more aircraft worldwide. She joined Lockheed Martin in 1988 and during her tenure, held a variety of high visibility leadership positions across the corporation. Prior to joining Lockheed Martin, she served as an officer in the U.S. Air Force, holding various leadership positions for software intensive technology and development programs. She has a Master of Science degree in Computer Science from Boston University and a Bachelor of Arts degree in Computational Mathematics from DePauw University. Ms. Martin was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Martin held a directorship in Kennametal Inc. (July 2018 - present).

Vaughn Taylor (40 years of age) - Independent Non-Executive Director

Vaughn Taylor previously served as Executive Director and Chief Investment Officer of AMB Capital Partners, or AMB, the global investment platform of the Bennett Family. Mr. Taylor was at AMB since the formation of the investment platform in 2010, and was responsible for executing on the investment strategy, expanding the investment portfolio into international markets and sourcing new investment opportunities. Mr. Taylor is also currently a board member of international companies including Chairman of Alta, Urban Rest, and Frontier Pets. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University. Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, FINSIA. Mr. Taylor was appointed as Non-Executive Director of the Company on March 3, 2021. During the three-year period to the end of the financial period, Mr. Taylor has not held a directorship in Alta Global Ltd (August 2021 – present).

Melissa G. Waller (54 years of age) - Independent Non-Executive Director

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

Beverly M. Wyse (62 years of age) - Independent Non-Executive Director

Beverly M. Wyse worked for over 30 years at Boeing, most recently as President of Shared Services, a multi-billion dollar operating group. In that role, she refocused and restructured the organization and also delivered improved efficiency and performance. Previously, she was Vice-President & General Manager of Boeing South Carolina, a major manufacturing, assembly and delivery site for Boeing where she led the team through successful production rate increases, major improvements in workforce relations and significant reductions in operating costs. Throughout her extensive career at Boeing, Ms. Wyse also successfully led the 737, 767 and 787 Charleston programs. Ms. Wyse holds an MBA and a B.Sc. in Mechanical Engineering from the University of Washington. She’s also the Chair of the Board of Trustees of the Franklin W. Olin College of Engineering. Ms. Wyse was appointed as Non-Executive Director of the Company on September 13, 2021. During the three-year period to the end of the financial period, Ms. Wyse held a directorship in Héroux-Devtek Inc. (February 2019 - present) and currently serves as the Lead Director for Héroux-Devtek Inc.

Marcela Castro (52 years of age) – Chief Financial Officer

Marcela Castro is an experienced finance professional with over 25 years’ experience in global finance leadership for companies across multiple industries, including green technology, manufacturing, mining and industrial and consumer products. Ms. Castro has expertise in U.S. public company accounting, financial analysis and strategic planning. Ms. Castro started her career at Arthur Andersen and progressed across international finance roles with Colgate-Palmolive, Jaguar Mining, the Rev Group and Proterra Inc. Ms. Castro holds a Bachelor of Business Administration with Pontificia Universidade Catolica and an Executive MBA with IBMEC. Ms. Castro was appointed Chief Accounting Officer effective from September 12, 2023, and Chief Financial Officer effective from December 21, 2023.

Dominic Allen (41 years of age) - Chief Commercial Officer

Dominic Allen has over 15 years’ commercial experience, including senior roles with Sovereign Metals Limited, Rio Tinto Limited and Oyu Tolgoi LLC. Mr. Allen previously worked for Ernst & Young Transaction Advisory Services, completing resource and industrial transactions both in Australia and internationally. Mr. Allen holds a Bachelor of Commerce and a Bachelor of Science (Hons) from the University of Western Australia and is a Member of the Chartered Accountants Australia and New Zealand. Mr. Allen was appointed as Chief Commercial Officer of the Company on December 1, 2020.

Jeanne McMullin (57 years of age) - Chief Legal Officer

Jeanne McMullin is a corporate attorney and business executive with over 25 years’ experience advising companies on legal, commercial, operational, and regulatory matters. Ms. McMullin has held senior legal and operational roles at Twist Capital, a technology investment firm in Los Angeles and at Colchester Global Investors, a global bond manager in London. Ms. McMullin has a JD from the University of Pennsylvania Law School and a BA with honors from Brown University. She is a member of the New York bar. Ms. McMullin was appointed Chief Legal Officer effective from December 6, 2021.

Scott Sparks (61 years of age) – Chief Operating Officer

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

Overview

IperionX is a U.S.-based titanium metal technology business with an award-winning patent portfolio of titanium technologies. Importantly, while dual listed on the ASX (primary) and Nasdaq (secondary), most Company executives and employees, and all key assets, are based in the United States.

The Company’s remuneration framework for its key management personnel (“KMP”) has been developed by the Remuneration and Nomination Committee and the Board, taking into account the size of the Company, the size of the management team for the Company, the nature and stage of development of the Company’s current operations, and market conditions and comparable salary levels for companies of a similar size and operating in similar sectors.

The objective of the Company’s remuneration structure reward framework is to ensure that reward for performance is competitive and appropriate for the results delivered. The remuneration framework provides a mix of fixed and variable remuneration, which incorporates a blend of short-term and long-term incentives. There is a deliberate emphasis on lower fixed base and higher variable results-based remuneration to ensure that management focus is aligned with that of shareholders. This has been achieved by ensuring that a significant proportion of executive’s remuneration is ‘at risk’. Long-term incentives are based on Company milestones linked to long-term value drivers.

Remuneration Benchmarking Review

Over the last two fiscal years, the Company’s Nomination and Remuneration Committee engaged independent remuneration consultants, CAP, to ensure that the remuneration structure, policy and strategy for the Company's executive team and employees were:

•	based on a U.S. market standard framework; and

•	aligned with shareholder expectations.

The review of the remuneration framework included benchmarking against similar companies in the U.S. given our need to compete for talent and resources as a U.S. business, a technology and innovation company, and far more than an ASX resources company. Further, the framework is designed with a focus on attracting and retaining high performing U.S talent with the potential to assist in our strategy to disrupt the titanium industry with our patented technologies and to deliver attractive long-term shareholder returns.

The result of this review led to a defined and phased implementation of the revised remuneration framework, that covers market-based salary remuneration, short-term incentives and long-term incentives. Implementation of this new remuneration framework is progressive over fiscal 2023 to fiscal 2025 and will continue to be refined as the Company expands beyond fiscal 2025. It is important to note, that while we started to implement change during fiscal 2023 and fiscal 2024, it does take time for existing remuneration structures to roll-off, in particular a re-set of the remuneration mix between base salaries, STI’s and LTI’s.

CAP benchmarked fixed, variable and total remuneration against appropriate U.S.-based market comparator groups. The CAP benchmarking analysis revealed that the Company’s executive compensation was positioned at the 25th percentile, prompting a phased adjustment to fixed, variable and total remuneration over fiscal 2024 to lift this to the 50th percentile. This phased adjustment aims to balance compensation cash expense, mitigate executive retention risks in a competitive U.S. market and align equity-linked remuneration with long-term performance.

During fiscal 2024 the following enhancements were made to the Remuneration Framework for KMP’s:

•
Fixed remuneration – Adjustment to the fixed remuneration of the Company's executive KMP, to lift fixed remuneration from the 25th percentile to the 50th percentile against the benchmarked peer comparator groups;

•
Short-term incentive (“STI”) - The establishment of a detailed STI framework that is designed to reward short-term and measurable achievements, with targets set annually by the Nomination and Remuneration Committee; and

•
Long-term incentive (“LTI”) – The introduction of service-based RSUs that vest over a three-year period, that enhances the Company's ability to attract and retain high-calibre executives. These service-based incentives were thoughtfully added in the Remuneration Framework to balance the existing performance rights on issue which are tied to share price hurdles that are significantly “out of the money”. Following this issuance and as existing performance rights vest, it is likely that future LTI awards will contain a mix of performance and service based vesting conditions.

A key focus of the Nomination and Remuneration Committee during fiscal 2025 will be further enhancing the executive remuneration framework and updating benchmarking against a group of companies of comparable size and complexity to IperionX to ensure the market competitiveness of IperionX’s remuneration arrangements. Over time and subject to progression of the Company towards revenue generation and profitability, to ensure the Company continues to attract and retain top-tier global talent, it is the intention to adjust Executive KMP to the 60th to 75th percentile compared to peer comparator groups on a fixed, variable and total remuneration basis.

Executive Remuneration

The Company’s executive remuneration policy is to provide a fixed remuneration component and a performance-based component (short-term incentive and long-term incentive). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.

In a significant year for IperionX, executive KMP demonstrated strong performance, and their remuneration outcomes reflect their performance and significant contributions in fiscal 2024.

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

As outlined above, as part of the implementation of the Remuneration Benchmarking Review, during the fiscal year, the fixed remuneration of Executive KMP was increased from the 25th percentile to the 50th percentile against the benchmarked peer comparator groups.

Executive KMP	Previous ($US)	Current ($US)	Increase ($US)	Increase (%)
Todd Hannigan (Executive Chairman)	$210,000	$250,000	$40,000	19%
Anastasios Arima (CEO)	$300,000	$400,000	$100,000	33%
Toby Symonds (President)	$290,000	$380,000	$90,000	31%
W. Scott Sparks (COO)	$165,000	$250,000	$85,000	52%
Dominic Allen (CCO)	$165,000	$250,000	$85,000	52%
Jeanne McMullin (CLO)	$200,000	$250,000	$50,000	25%
Marcela Castro (CFO) (1)	Not applicable	$250,000	Not applicable	Not applicable

Notes:

(1)	Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023, and Chief Financial Officer effective December 21, 2023.

Performance Based Remuneration – Short-Term Incentive

Some executive KMP are entitled to an annual cash bonus upon achieving various key performance indicators (“KPI’s”), as set by the Board.  Having regard to the current size, nature and opportunities of the Company, the Board has determined that these KPI’s will include measures related to successful completion of activities as outlined in the below table. Prior to the end of each financial year, the Board assesses performance against these criteria.

The following table sets out the key criteria which were set by the Board and used to determine executive STI outcomes for fiscal 2024.

Feature	Description
Eligibility	Limited to select employees, as determined by the Board.
Opportunity	The target opportunity as a percentage of fixed remuneration is set out below:
	Executive KMP		Target STI (% of FR)
	Todd Hannigan (Executive Chairman)		50%
	Anastasios Arima (CEO)		60%
	Toby Symonds (President)		60%
	W. Scott Sparks (COO)		50%
	Dominic Allen (CCO)		50%
	Jeanne McMullin (CLO)		50%
	Marcela Castro (CFO)		50%

Performance Measures	Performance for fiscal 2024 was assessed against the following performance measures as determined by the Company’s Board of Directors:
	Measure	Measure	Weighting
	Operational	Focus on delivery of key scale-up targets	35%
	Corporate and financial	Working towards commercialization of our assets and balance sheet strength	30%
	Safety	Managing the health and safety matters as a critical business activity	15%
	People	Recruit a successful Titanium Manufacturing Campus team and strengthen corporate team	10%
	Environmental and sustainability	Managing environmental compliance and promoting sustainable development	10%

Performance Assessment
The STI awards were determined following assessment of Company and individual performance against performance measures considered relevant by the Non-Executive Directors. The Non-Executive Directors considered a range of quantitative and qualitative factors when determining STI outcomes and applied their informed judgement to adjust STI outcomes to ensure they were fair, appropriate and aligned to IperionX’s overall performance and shareholder outcomes. The Non-Executive Directors also considered how performance outcomes were achieved in line with IperionX’s values.

Payment	The STI awards were paid in cash after the completion of reviews at December 31, 2023.

The following table outlines the fiscal 2024 performance against the above short-term incentive criteria:

Measure	Measure	Weighting	Achievement
Operational	Focus on delivery of key scale-up targets	35%	• Significantly progressed the construction of the Titanium Manufacturing Campus • Secured Titan Project mining permit approvals • Strengthened technology patent portfolio
Corporate and financial	Working towards commercialization of our assets and balance sheet strength	30%	• Execution of a number of customer agreements • The award of US$12.7 million in funding under the U.S. DPA Title III program • Successfully raising over US$45 million in equity capital raisings.
Safety	Managing the health and safety matters as a critical business activity	15%	• No lost time injuries reported in fiscal 2024
People	Recruit a successful Titanium Manufacturing Campus team and strengthen corporate team	10%	• Recruitment of Marcela Castro as CFO • Recruitment of high performance Titanium Manufacturing Campus team
Environmental and sustainability	Managing environmental compliance and promoting sustainable development	10%	• Delivery of peer reviewed LCA • No environmental violation events

Based on these performance outcomes, the table below outlines the STI awarded to executive KMP with respect to performance in fiscal 2024. During fiscal 2024, cash bonuses of US$734,560 (2023: US$522,000) were paid to executive KMP.

Executive KMP	Target STI (% of FR)	Target STI (US$)	STI Awarded for 2024 (US$)	% of Target STI Awarded
Todd Hannigan (Executive Chairman)	50%	$105,000	$0	0%
Anastasios Arima (CEO)	60%	$180,000	$180,000	100%
Toby Symonds (President and CSO)	60%	$174,000	$174,000	100%
W. Scott Sparks (COO)	50%	$82,500	$82,500	100%
Dominic Allen (CCO)	50%	$82,500	$82,500	100%
Jeanne McMullin (CLO)	50%	$100,000	$100,000	100%
Marcela Castro (CFO) (1)	50%	$37,700	$50,000	133%

Notes:

(1)	Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023, and Chief Financial Officer effective December 21, 2023.

Performance Based Remuneration – Long-Term Incentive

The Company has a long-term incentive plan (“LTIP”) to reward executive KMP and other key employees and contractors for long-term performance. The Plan provides for the issuance of unquoted performance rights (“Performance Rights”), unquoted restricted stock units (“RSU’s), and unquoted incentive options (“Unlisted Options”) to eligible employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Company.

To achieve its corporate objectives, the Company needs to attract, incentivize, and retain its executive KMP and other key employees and contractors. The Board believes that grants made to eligible participants under the Plan will provide a useful tool to underpin the Company's employment and engagement strategy, and enables the Company to:
•	recruit, incentivize and retain KMP and other key employees and contractors needed to achieve the Company's business objectives;
•	link the reward of key staff with the achievement of strategic goals and the long-term performance of the Company;
•	align the financial interest of participants of the Plan with those of Shareholders; and
•	provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.

The issuance of Performance Rights and RSUs for fiscal 2024 is considered in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term shareholder value.

The table below summarizes RSU’s, Performance Rights and Unlisted Options that were granted, vested or lapsed relating to executive KMP remuneration during fiscal 2024.

	Granted during 2024	Vested during 2024	Exercised or converted during 2024	Lapsed or expired during 2024
RSU’s	3,298,000	-	-	-
Performance Rights	3,390,000	3,883,333	2,583,333	-
Options	-	-	4,000,000	-

As at June 30, 2024, the Company had a total of 32,870,741 outstanding Performance Rights, RSU’s and Unlisted Options on issue that had been granted to employees and contractors of the Company as part of their remuneration arrangements, representing 12.8% of the Company’s total shares on issue (on an undiluted basis). The Board considers this reasonable and in-line with peer group comparators.

(i)	Performance Rights

The LTIP provides for the issuance of Performance Rights to eligible participants which, upon satisfaction of the relevant performance conditions attached to the Performance Rights, will result in the issue of an Ordinary Share for each Performance Right. Performance Rights are issued for no consideration and no amount is payable upon conversion thereof.

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

During fiscal 2024, 3,390,000 Performance Rights were granted to executive KMP as outlined in the table below. These Performance Rights were granted to selected executive KMP as one-off grants as either retention awards or sign-on awards. These awards are linked to the creation of shareholder value growth through the utilization of “out of the money” share price hurdles and continuous service periods acting as a retention tool for our executives.

KMP	No. Performance Rights awarded 2024	Rationale	Vesting Conditions
Toby Symonds (President and CSO)	1,110,000	Retention award	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$4.00 per share, expiring December 21, 2028
Jeane McMullin (CLO)	890,000	Retention award	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$4.00 per share, expiring December 21, 2028
Scott Sparks (COO)	890,000	Retention award	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$4.00 per share, expiring December 21, 2028
Marcela Castro (CFO)	500,000	Sign-on award
200,000 vest upon the Company achieving a 30-day VWAP of at least A$3.00 per share and continuous service until satisfaction of share price hurdle and 300,000 vest upon the Company achieving a 30-day VWAP of at least A$4.00 per share and continuous service until satisfaction of share price hurdle, expiring April 23, 2026

(ii)	Restricted Stock Units

In fiscal 2024, the Board chose to grant RSUs to attract and retain executives. The use of RSUs aligns with the long-term incentive vehicles used by peer group comparators. These service-based RSUs were added into the LTIP mix to balance the previously granted Performance Rights which are tied to share price hurdles that are significantly “out of the money”.

The RSUs vest and convert into an equivalent number of Ordinary Shares over a three-year period (one-third after 12 months continuous service, one-third after 24 months continuous service, and one-third after 36 months continuous service). If the relevant service-based vesting condition is not met by the applicable expiry date, the RSUs will automatically lapse.

During fiscal 2024, 3,298,000 RSUs were granted to executive KMP as outlined in the table below.

Executive KMP	No. RSU’s Awarded 2024
Todd Hannigan (Executive Chairman)	478,000
Anastasios Arima (CEO)	956,000
Toby Symonds (President and CSO)	908,000
W. Scott Sparks (COO)	239,000
Dominic Allen (CCO)	239,000
Jeanne McMullin (CLO)	239,000
Marcela Castro (CFO)	239,000

(iii)	Unlisted Options

The LTIP provides for the issuance of Unlisted Options to eligible participants. The Board’s policy is to grant Unlisted Options to KMP with exercise prices at or above market share price (at the time of agreement). As such, the Unlisted Options granted to KMP are generally only of benefit if the KMP performs to the level whereby the value of the Company increases sufficiently to warrant exercising the Unlisted Options granted.

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

During fiscal 2024, no Unlisted Options were granted to executive KMP.

Non-Executive Director Remuneration

The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Company, RSUs, Unlisted Options, and Performance Rights have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.

The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting.  Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity.  However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and, subject to shareholder approval, on an annual basis, the Company grants each Non-Executive Director such number of RSUs calculated by dividing US$90,000 by the VWAP of a share on ASX over the five trading days immediately prior to the date of the notice of AGM of shareholders. The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to options granted as part of their remuneration package. The issuance of RSUs is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.

Fees for Non-Executive Directors are presently set at US$50,000 (2023: US$50,000) per annum. These fees cover main board activities only. Non-Executive Directors may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees. Committee fees are US$15,000 for the Chair of each committee and US$10,000 for committee members. The Company reimburses NEDs for reasonable expenses incurred in performing their duties (including in relation to any authorized independent professional advice sought by the NEDs to assist them in carrying out their duties as Directors). These fees are in line with the 50th percentile against the benchmarked peer comparator groups.

During fiscal 2024, 405,124 RSUs were granted to Non-Executive Directors as set out below.

Non-Executive Director	Committee	Director Fees 2024 (US$)	No. RSU’s Awarded 2024
Lorraine Martin	Audit Committee, ESG Committee,	$70,000	101,281
Beverly Wise	Audit Committee, ESG Committee, Remuneration and Nomination Committee	$80,000	101,281
Melissa Waller	ESG Committee (Chair), Remuneration and Nomination Committee	$75,000	101,281
Vaughn Taylor	Audit Committee (Chair), Remuneration and Nomination Committee (Chair)	$80,000	101,281

During fiscal 2024, 341,461 RSUs and 150,000 Performance Rights held by Non-Executive Directors vested and converted into Ordinary Shares. No Unlisted Options were exercised by Non-Executive Directors during fiscal 2024. No RSUs, Unlisted Options or Performance Rights held by Non-Executive Directors lapsed during fiscal 2024.

Relationship between Remuneration of KMP and Shareholder Wealth

During the Company’s commercialization phase of the business, the Board anticipates that the Company will retain earnings (if any) and other cash resources for the commercialization of its metal technologies and the exploration and evaluation of its mineral properties. Accordingly, the Company does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Company during the current and previous four financial years.

The Board did not determine, and in relation to, the nature and amount of remuneration of the KMP by reference to changes in the price at which shares in the Company traded between the beginning and end of the current and the previous four financial years. Discretionary annual cash bonuses are based upon achieving various non-financial KPI’s that are not based on share price or earnings, such as the successful commercialization of the Company’s metal technologies, the successful exploration and development of its mineral properties, sustainability measures, corporate activities, safety measures, and business development activities. However, as noted above, certain KMP are granted Performance Rights, RSUs, and/or Unlisted Options which generally will be of greater value to KMP if the value of the Company’s shares increases (subject to vesting conditions being met).

Relationship between Remuneration of KMP and Earnings

As discussed above, the Company is currently undertaking exploration and research and development activities and does not expect to be undertaking profitable operations (other than by way of material asset sales, none of which is currently planned) until sometime after the successful commercialization, production and sales of commodities from one or more of its projects. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.

Remuneration Governance

The Board has overall accountability for the oversight of the Company’s remuneration approach for Executive KMP and NEDs, having regard to the recommendations made by the Nomination and Remuneration Committee (“RNC”). The RNC reviews and makes recommendations to the Board on remuneration and at-risk remuneration policies, taking into account the Company’s strategic objectives, corporate governance principles, market practice and stakeholder interests.

The diagram below shows the Company’s remuneration governance framework, the key responsibilities of the Board, RNC and management.

Remuneration Advisors

During fiscal 2023, the RNC approved the engagement of CAP to provide remuneration recommendations regarding the remuneration mix and quantum for KMP following the Company’s listing on Nasdaq. During fiscal 2024, the Company engaged with CAP but did not receive any remuneration recommendations. In fiscal 2023, CAP provided some remuneration recommendations to the RNC during the year as an input into decision making only. The RNC considered the recommendations, along with other factors, in making its remuneration decisions. Both the RNC and CAP are satisfied the advice received from CAP is free from undue influence from the KMP to whom the remuneration recommendations apply. No fees were paid or are payable to remuneration advisors during the 2024 financial year (2023: US$29,170).

Emoluments of KMP

Details of the nature and amount of each element of the emoluments of each KMP of the Company for the year ended June 30, 2024, are as follows:

	Short-term benefits
2024	Salary & fees US$	Cash bonus US$	Other US$	Post- employ- ment benefits US$	Terminat -ion benefits US$	Share- based payments US$	Total US$	Perform -ance related %
Directors
Todd Hannigan	236,667	-	-	18,025	-	139,902	394,594	35%
Anastasios Arima	366,667	180,000	9,190	-	-	279,804	835,661	55%
Lorraine Martin	70,000	-	-	-	-	164,819	234,819	70%
Vaughn Taylor	80,000	-	-	17,608	-	79,654	177,262	45%
Melissa Waller	75,000	-	-	-	-	164,819	239,819	69%
Beverly Wyse	80,000	-	-	-	-	164,819	244,819	67%
Other KMP
Toby Symonds	350,000	174,000	41,116	5,306	-	1,114,375	1,684,797	76%
W. Scott Sparks	221,667	82,500	19,005	10,917	-	163,815	497,904	49%
Dominic Allen	221,667	82,500	106,270	5,277	-	62,066	477,779	30%
Jeanne McMullin	240,341	100,000	26,276	4,167	-	283,784	654,568	59%
Marcela Castro (1)	201,763	50,000	20,769	7,000	-	131,489	411,021	44%
Gregory Swan (2)	-	65,560	-	-	-	-	65,560	100%
Total	2,143,772	734,560	222,626	68,300	-	2,749,346	5,918,604

Notes:

(1)	Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023, and Chief Financial Officer effective December 21, 2023.
(2)
Mr. Swan provides services as the Company Secretary through a services agreement with Apollo Group Pty Ltd (“Apollo Group”). During the year, Apollo Group was paid or is payable A$413,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Company. Mr. Swan ceased to be Chief Financial Officer and KMP effective December 21, 2023.

2023	Short-term benefits			Post- employ- ment benefits US$	Terminat -ion benefits US$	Share- based payments US$	Total US$	Perform -ance related %
	Salary & fees US$	Cash bonus US$	Other US$
Directors
Todd Hannigan	190,000	100,000	-	24,938	-	408,520	723,458	70%
Anastasios Arima	240,000	100,000	11,659	-	-	-	351,659	28%
Lorraine Martin	60,000	-	-	-	-	102,936	162,936	63%
Vaughn Taylor	70,000	-	-	7,350	-	15,720	93,070	17%
Melissa Waller	65,000	-	-	-	-	102,936	167,936	61%
Beverly Wyse	70,000	-	-	-	-	102,936	172,936	60%
Other KMP
Toby Symonds	230,000	100,000	32,936	2,300	-	799,060	1,164,296	77%
Scott Sparks (1)	25,000	-	-	-	-	-	25,000	0%
Dominic Allen	132,500	50,000	13,697	5,300	-	20,958	222,455	32%
Jeanne McMullin (5)	185,000	100,000	32,936	6,400	-	97,316	421,652	47%
Gregory Swan (2)	-	-	-	-	-	-	-	0%
Lamont Leatherman (3)	195,036	72,000	34,048	1,215	-	-	302,299	24%
Total	1,462,536	522,000	125,276	47,503	-	1,650,382	3,807,697

Notes:

(1)	Mr. Sparks was appointed effective September 1, 2022.
(2)
Mr. Swan provides services as the Chief Financial Officer and Company Secretary through a services agreement with Apollo Group. During the year, Apollo was paid or is payable A$318,000 for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Company.

(3)	Mr. Leatherman ceased to be a KMP effective November 30, 2022.

Loans with Key Management Personnel

No loans were provided to or received from KMP during the year ended June 30, 2024 (2023: Nil).

Other Transactions with Key Management Personnel

Performance Industries, Inc., a company associated with Mr. W. Scott Sparks, Chief Operating Officer of the Company, was paid or is payable US$53,138 during fiscal 2024 (2023: US$145,055) for the provision of engineering and construction services to the Company. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.

Mr. Gregory Swan provides services as the Company Secretary through a services agreement with Apollo Group. Apollo Group was paid or is payable A$413,000 (2023: A$318,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Company. The agreement has no fixed term and is able to be terminated by either party by providing one (1) months’ notice. The Company considers that the services provided by Apollo Group were provided on an arm’s length or better basis. Mr. Swan ceased to be Chief Financial Officer and KMP effective December 21, 2023.

Options, Rights and RSU’s Granted to Key Management Personnel

Details of Unlisted Options, Performance Rights and Restricted Stock Units granted, exercised or lapsed for each KMP of the Company during the 2024 financial year are as follows:

2024	No. of options, rights and RSU’s granted during year #	No. of options, rights and RSU’s vested during year #	No. of options, rights and RSU’s lapsed during year #	Value of options, rights and RSU’s granted during year (1) US$	Value of options, rights and RSU’s exercised during year (2) US$	Value of options, rights and RSU’s included in remuneration for year US$
Directors
Todd Hannigan	478,000	-	-	711,365	-	139,902
Anastasios Arima	956,000	2,000,000	-	1,422,731	3,186,216	279,804
Lorraine Martin	101,281	204,063	-	93,956	90,751	164,819
Vaughn Taylor	101,281	220,729	-	93,956	251,809	79,654
Melissa Waller	101,281	204,063	-	93,956	90,751	164,819
Beverly Wyse	101,281	204,063	-	93,956	90,751	164,819
Other KMP
Toby Symonds	2,018,000	333,333	-	2,084,834	531,035	1,114,375
W. Scott Sparks	1,129,000	-	-	943,835	-	163,815
Dominic Allen	239,000	1,300,000	-	355,683	-	62,066
Jeanne McMullin	1,129,000	250,000	-	943,835	398,277	283,784
Marcela Castro(3)	739,000	-	-	582,776	-	131,489
Gregory Swan(4)	-	-	-	-	-	-
Total	7,093,124	4,716,251	-	7,420,883	4,639,590	2,749,346

Notes:
(1)	Determined at the time of grant per AASB 2, using an exchange rate of US$0.6556=A$1.00, being the average exchange rate for 2024.
(2)	Determined at the time of exercise or conversion at the intrinsic value, using an exchange rate of US$0.6556=A$1.00, being the average exchange rate for 2024.
(3)	Ms. Castro was appointed Chief Accounting Officer effective September 12, 2023 and Chief Financial Officer effective December 21, 2023.
(4)	Mr. Swan ceased to be Chief Financial Officer and KMP effective December 21, 2023.

Details of Unlisted Options, Performance Rights and RSUs granted by the Company to each KMP of the Company during the financial year are as follows:

2024	Security class	Grant date	Expiry date	Service vesting date	Exercise price A$	Vesting hurdle (30- day VWAP)	Grant date fair value(1) A$	Number granted
Todd Hannigan	RSUs	26-Mar-24	31-Dec-27	31-Dec-24	-	-	A$2.270	159,333
	RSUs	26-Mar-24	31-Dec-27	31-Dec-25	-	-	A$2.270	159,333
	RSUs	26-Mar-24	31-Dec-27	31-Dec-26	-	-	A$2.270	159,334
Anastasios Arima	RSUs	26-Mar-24	31-Dec-27	31-Dec-24	-	-	A$2.270	318,667
	RSUs	26-Mar-24	31-Dec-27	31-Dec-25	-	-	A$2.270	318,667
	RSUs	26-Mar-24	31-Dec-27	31-Dec-26	-	-	A$2.270	318,666
Lorraine Martin	RSUs	22-Nov-23	5-Dec-27	5-Dec-24	-	-	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-25	-	-	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-26	-	-	A$1.415	33,761
Vaughn Taylor	RSUs	22-Nov-23	5-Dec-27	5-Dec-24	-	-	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-25	-	-	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-26	-	-	A$1.415	33,761
Melissa Waller	RSUs	22-Nov-23	5-Dec-27	5-Dec-24	-	-	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-25	-	-	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-26	-	-	A$1.415	33,761
Beverly Wyse	RSUs	22-Nov-23	5-Dec-27	5-Dec-24	-	-	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-25	-	-	A$1.415	33,760
	RSUs	22-Nov-23	5-Dec-27	5-Dec-26	-	-	A$1.415	33,761
Toby Symonds	Rights	18-Dec-23	21-Dec-28	18-Dec-27	-	A$4.00	A$1.008	1,110,000
	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	-	-	A$2.270	302,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	-	-	A$2.270	302,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	-	-	A$2.270	302,666
W. Scott Sparks	Rights	18-Dec-23	21-Dec-28	18-Dec-27	-	A$4.00	A$1.008	890,000
	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	-	-	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	-	-	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	-	-	A$2.270	79,666
Dominic Allen	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	-	-	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	-	-	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	-	-	A$2.270	79,666
Jeanne McMullin	Rights	18-Dec-23	21-Dec-28	18-Dec-27	-	A$4.00	A$1.008	890,000
	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	-	-	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	-	-	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	-	-	A$2.270	79,666
Marcela Castro	Rights	18-Dec-23	23-Apr-26	23-Apr-26	-	A$3.00	A$0.788	200,000
	Rights	18-Dec-23	23-Apr-26	23-Apr-26	-	A$4.00	A$0.630	300,000
	RSUs	9-Apr-24	31-Dec-27	31-Dec-24	-	-	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-25	-	-	A$2.270	79,667
	RSUs	9-Apr-24	31-Dec-27	31-Dec-26	-	-	A$2.270	79,666

Notes:
(1)	For details on the valuation of Unlisted Options, RSUs, and Performance Rights, including models and assumptions used, please refer to Note 18 of the financial statements.

Option, Right, and RSU holdings of Key Management Personnel

2024	Held at July 1, 2023	Granted as remuneration	Exercise of options, rights and RSUs	Net change other	Held at June 30, 2024	Vested and exercisable at June 30, 2024
Directors
Todd Hannigan	6,160,000	478,000	(2,100,000)	-	4,538,000	-
Anastasios Arima	8,625,000	956,000	(3,000,000)	-	6,581,000	625,000
Lorraine Martin	545,519	101,281	(102,032)	-	544,768	168,698
Vaughn Taylor	662,186	101,281	(185,365)	-	578,102	35,364
Melissa Waller	545,519	101,281	(102,032)	-	544,768	168,698
Beverly Wyse	545,519	101,281	(102,032)	-	544,768	168,698
Other KMP
Toby Symonds	5,000,000	2,018,000	(333,333)	-	6,684,667	-
W. Scott Sparks	920,000	1,129,000	-	-	2,049,000	200,000
Dominic Allen	5,730,000	239,000	(625,000)	-	5,344,000	1,725,000
Jeanne McMullin	1,000,000	1,129,000	(250,000)	-	1,879,000	-
Marcela Castro	- (1)	739,000	-	-	739,000	-
Gregory Swan	4,275,000	-	(625,000)	-	3,650,000(2)	250,000(2)
Total	34,008,743	7,093,124	(7,424,794)	-	33,677,073	3,341,458

Notes:
(1)	As at date of appointment.
(2)	As at date of ceasing to be KMP.

Shareholdings of Key Management Personnel

2024	Held at July 1, 2023		Granted as remuneration		Exercise of options and rights		Net change other		Held at June 30, 2024
	Ord (3)	Perf (4)	Ord (3)	Perf (4)	Ord (3)	Perf (4)	Ord (3)	Perf (4)	Ord (3)	Perf (4)
Directors
Todd Hannigan	14,479,717	2,520,000	-	-	2,100,000	-	985,538	-	17,565,255	2,520,000
Anastasios Arima	3,461,446	4,500,000	-	-	3,000,000	-	-	-	6,461,446	4,500,000
Lorraine Martin	366,667	-	-	-	102,032	-	-	-	468,699	-
Vaughn Taylor	376,829	-	-	-	185,365	-	-	-	562,194	-
Melissa Waller	66,667	-	-	-	102,032	-	-	-	168,699	-
Beverly Wyse	66,667	-	-	-	102,032	-	-	-	168,699	-
Other KMP
Toby Symonds	-	-	-	-	333,333	-	190,171	-	523,504	-
W. Scott Sparks	1,060,000	1,440,000	-	-	-	-	-	-	1,060,000	1,440,000
Dominic Allen	2,302,500	3,060,000	-	-	625,000	-	-	-	2,927,500	3,060,000
Jeanne McMullin	-	-	-	-	250,000	-	(82,371)	-	167,629	-
Marcela Castro	- (1)	- (1)	-	-	-	-	-	-	-	-
Gregory Swan	1,375,000	1,800,000	-	-	625,000	-	-	-	2,000,000(2)	1,800,000(2)
Total	23,555,493	13,320,000	-	-	7,424,794	-	1,093,339	-	32,073,625	13,320,000

Notes:
(1)	As at date of appointment.
(2)	As at date of ceasing to be KMP.
(3)	‘Ord’ means Ordinary Shares.
(4)
‘Perf’ means Performance Shares issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021. For the avoidance of doubt, these Performance Shares do not form part of remuneration.

Employment Contracts with Key Management Personnel

Mr. Arima, Chief Executive Officer and Managing Director, has an employment agreement with the Company which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Arima receives a fixed remuneration component of US$400,000 (2023: US$300,000) per annum and a discretionary annual bonus of up to US$240,000 (2023: US$180,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.

Mr. Symonds, President and Chief Strategy Officer, has an employment agreement with the Company which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Symonds receives a fixed remuneration component of US$380,000 (2023: US$290,000) per annum and a discretionary annual bonus of up to US$228,000 (2023: US$174,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.

Mr. Hannigan, Executive Chairman, has a director appointment letter with the Company. Mr. Hannigan receives a fixed remuneration component of US$250,000 (2023: US$210,000) per annum and a discretionary annual bonus of up to US$125,000 (2023: US$105,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.

Mr. Allen, Chief Commercial Officer, has an employment agreement with the Company which may be terminated upon three months’ advance written notice, unless mutually agreed upon with the Company. Mr. Allen receives a fixed remuneration component of US$250,000 (2023: US$165,000) per annum and a discretionary annual bonus of up to US$125,000 (2023: US$82,500) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.

Ms. McMullin, Chief Legal Officer, has an employment agreement with the Company which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Ms. McMullin receives a fixed remuneration component of US$250,000 (2023: US$200,000) per annum and a discretionary annual bonus of up to US$125,000 (2023: US$100,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.

Mr. Sparks, Chief Operating Officer, has an employment agreement with the Company which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Sparks receives a fixed remuneration component of US$250,000 (2023: US$165,000) per annum and a discretionary annual bonus of up to US$125,000 (2023: US$82,500) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.

Ms. Castro, Chief Financial Officer, has an employment agreement with the Company which may be terminated upon four weeks’ advance written notice, unless mutually agreed upon with the Company. Ms. Castro receives a fixed remuneration component of US$250,000 per annum, a discretionary annual bonus of up to US$125,000 to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the long-term incentive plan on terms to be determined by the Board.

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

The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company for any liability caused by such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused by such a director or officer. During or since the end of fiscal 2024, no amounts have been paid by the Company in relation to the above indemnities. During fiscal 2024, an insurance premium of US$229,238 was paid by the Company to insure against a liability incurred by a person who is or has been a director or officer of the Company or Company.

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

Environmental, Social and Governance Committee

The Board has established a separate ESG Committee. The ESG Committee operates under a charter approved by the Board and reports on its activities to the board. The ESG Committee charter sets out the processes the Board employs to oversee the Company’s sustainability strategy and initiatives, including the Company’s reporting on its commitment to sustainability, social responsibility and other related matters. The ESG Committee currently consists of Ms. Melissa Waller (chairperson), Ms. Beverly Wyse, Ms. Lorraine Martin, and Mr. Anastasios Arima.

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

D.	Employees

As of June 30, 2024, we had 48 employees and 9 employee contractors based in 3 different countries, as shown in the chart below.

	United States	Australia	Canada
Employees	48	-	-
Employee Contractors	4	3	2

The workforce is non-unionized.

E.	Share Ownership

The following table lists as of June 30, 2024, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 257,244,759 ordinary shares outstanding as of June 30, 2024.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
Anastasios (Taso) Arima	7,086,446	2.7%
Todd W. Hannigan	17,565,255	6.8%
Toby E. Symonds	523,504	*
W. Scott Sparks	1,260,000	*
Dominic P. Allen	4,652,500	1.8%
Jeanne McMullin	167,629	*
Marcela R. Castro	—	—
Lorraine M. Martin	637,397	*
Vaughn W. Taylor	597,558	*
Melissa G. Waller	337,397	*
Beverly M. Wyse	337,397	*
Officers and directors as a group (11 persons)	33,165,083	12.9%

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares of IperionX.

(1)
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options, RSUs, and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2024.

F.	Disclosure of a registrant’s action to recover erroneously awarded compensation

Not applicable.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table and accompanying footnotes set forth, as of June 30, 2024, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.

Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2024. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of June 30, 2024 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.

Our calculation of the percentage of beneficial ownership is based on 257,244,759 ordinary shares issued and outstanding as at June 30, 2024. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.

Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
FIL Limited (Pembroke Hall, 42 Crow Lane, Hamilton, Bermuda, HM19)	18,687,109	7.3%
DITM Holdings Pty Ltd (15 Lennox Street, Mosman, NSW, 2088, Australia)(1)	17,565,255	6.8%
FMR LLC (1 St. Martin’s Le Grand, London, EC1A 4AS, United Kingdom)	21,131,763	9.4%

(1)	DITM Holdings Pty Limited is an Australian corporation controlled by Mr. Todd Hannigan.

To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX and beneficial ownership reports on Schedule 13G filed with the SEC):

•
FMR LLC became a substantial shareholder on August 31, 2021, when it acquired 13,499,999 ordinary shares, or 9.7% of the total voting power, pursuant to a private placement by the Company. On February 9, 2023, FMR LLC reported it beneficially owned 16,789,000 ordinary shares, or 9.8% of the total voting power, as of December 31, 2022. On February 9, 2024, FMR LLC reported it beneficially owned 21,131,763 ordinary shares, or 9.4% of the total voting power, as of December 29, 2023;

•
FIL Limited became a substantial shareholder on September 14, 2022, when it acquired 11,412,500 ordinary shares, or 6.7% of the total voting power, pursuant to a private placement by the Company. On April 13, 2023, FIL Limited had a change in substantial holding (due to additional purchases) and reported it held 13,423,474 ordinary shares, or 7.8% of the total voting power, as of that date.  On February 9, 2023, FIL Limited reported it beneficially owned 11,459,398 ordinary shares, or 6.7% of the total voting power, as of December 31, 2022. On May 10, 2023, FIL Limited had a change in substantial holding (due to additional purchases) and reported it held 18,974,648 ordinary shares, or 9.9% of the total voting power, as of that date. On November 13, 2023, FIL Limited reported it beneficially owned 21,151,054 ordinary shares, or 10.9% of the total voting power, as of October 31, 2023. On March 11, 2024, FIL Limited had a change in substantial holding (due to purchases and sales) and reported it held 20,279,671 ordinary shares, or 8.9% of the total voting power, as of that date. On May 22, 2024, FIL Limited had a change in substantial holding (due to sales) and reported it held 18,687,109 ordinary shares, or 7.4% of the total voting power, as of that date;

•
DITM Holdings Pty Ltd became a substantial shareholder on December 1, 2020, when it reported that it held 4,618,357 ordinary shares, or 5.3% of the total voting power, as of that date. On January 27, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 7,951,691 ordinary shares, or 8.1% of the total voting power, as of that date. On August 31, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 9,069,086 ordinary shares, or 6.5% of the total voting power, as of that date. On December 13, 2021, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 9,415,927 ordinary shares, or 6.8% of the total voting power, as of that date. On May 5, 2022, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 10,412,842 ordinary shares, or 7.4% of the total voting power, as of that date. On February 14, 2023, DITM Holdings Pty Ltd reported it beneficially owned 15,031,747 ordinary shares, or 8.6% of the total voting power, as of December 31, 2022 (consisting of 12,931,747 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days of December 31, 2022). On May 8, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 847,970 ordinary shares. On June 26, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 700,000 ordinary shares, and beneficially owned 16,579,717 ordinary shares, or 8.5% of the total voting power, as of that date (consisting of 14,479,717 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days). On November 13, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 520,096 ordinary shares, and beneficially owned 17,099,813 ordinary shares, or 8.5% of the total voting power, as of that date (consisting of 14,999,813 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days). On December 21, 2023, DITM Holdings Pty Ltd reported it had exercised 2,100,000 share options, and beneficially owned 17,099,813 ordinary shares as of that date. On January 4, 2024, DITM Holdings Pty Ltd reported it had purchased an additional 465,442 ordinary shares, and beneficially owned 17,565,255 ordinary shares as of that date. DITM Holdings Pty Ltd is an entity associated with Mr. Todd Hannigan, Director of the Company;

•
B. Riley Financial, Inc. and its controlled entities became a substantial shareholder on September 14, 2023, when it acquired 9,000,000 ordinary shares, or 5.3% of the total voting power, pursuant to a private placement by the Company. We understand that B. Riley Financial, Inc. has subsequently ceased to be a substantial holder following the sale of its ordinary shares in the Company with no IperionX shareholding disclosure in B Riley Financial’ s 13-F Holdings Report lodged on August 14, 2024;

•
Arredo Pty Ltd became a substantial shareholder on December 1, 2020, when it reported that it held 5,475,000 ordinary shares, or 6.3% of the total voting power, as of that date. Arredo Pty Ltd ceased to be a substantial holder on August 31, 2021 (due to dilution); and

•
IPConcept (Luxembourg) S.A. became a substantial shareholder on October 21, 2020, when it reported that it held 1,700,000 ordinary shares, as of that date. IPConcept (Luxembourg) S.A. ceased to be a substantial holder on December 7, 2021 (due to dilution).

Record Holders

As of June 30, 2024, we had 257,244,759 ordinary shares issued and outstanding. Based on information known to us, as of June 30, 2024, 13,386,476 of our ordinary shares were being held in the United States by 41 shareholders of record. A number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. In addition, based on information known to us, as of June 30, 2024, approximately 43,029,530 of our outstanding ordinary shares are held in the form of ADSs.

We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.

B.	Related Party Transactions

Other than as disclosed below, since July 1, 2023, other than employment and remuneration matters described in “Item 6. Directors, Senior Management and Employees – Compensation” we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial shareholder interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.

Performance Industries, Inc., a company associated with Mr. W. Scott Sparks, Chief Operating Officer of the Company, was paid or is payable US$53,138 during fiscal 2024 (2023: US$145,055) for the provision of engineering and construction services to the Company. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.

Mr. Gregory Swan provides services as the Company Secretary through a services agreement with Apollo Group. Apollo Group was paid or is payable A$413,000 (2023: $318,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Company. The agreement has no fixed term and is able to be terminated by either party by providing one (1) months’ notice. The Company considers that the services provided by Apollo Group were provided on an arm’s length or better basis. Mr. Swan ceased to be Chief Financial Officer and KMP effective December 21, 2023.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION.

A.	Consolidated Statements and Other Financial Information.

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings.

Dividends

We have not declared any dividends during fiscal 2024 or 2023 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.

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

Direct Investment

Any investment of an interest of 10% or more is considered to be a direct investment. Investments that involve interests below 10% may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target. In particular, it includes investments of less than 10% which include any of the following:

•	preferential, special or veto voting rights;

•	the ability to appoint directors or asset managers;

•	contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or

•	building or maintaining a strategic or long-term relationship with a target entity.

Foreign Government Issuer

A Foreign Government Investor is:

•	a body politic of a foreign country;

•	entities in which governments, their agencies or related entities from a single foreign country have an aggregate interest (direct or indirect) of 20% or more;

•	entities in which governments, their agencies or related entities from more than one foreign country have an aggregate interest (direct or indirect) of 40% or more; or

•	entities that are otherwise controlled by foreign governments, their agencies or related entities, and any associates, or could be controlled by them including as part of a controlling Company.

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

Passive Foreign Investment Company

In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year if (i) at least 75% of its gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of its gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a foreign corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination. Additionally, if we are classified as a PFIC in any taxable year with respect to which you own ADSs, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and you make the “deemed sale election” described below. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.

Although we do not believe that we were a PFIC for the year ended June 30, 2024, our determination depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, the IRS could challenge any determination made by us (or any of our subsidiaries) concerning PFIC status in any taxable year, and a court could sustain such challenge. Additionally, even if we are not a PFIC for a particular taxable year, we could become a PFIC for future years based on changes in our assets or the value thereof, including the value of our goodwill as indicated by our market capitalization, and based on changes in our activities and income. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs (which may be especially volatile). However, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended June 30, 2024, our current taxable year or future taxable years. Therefore, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences (described below) of an investment in a PFIC. You should consult your own tax advisor regarding our PFIC status.

U.S. Federal Income Tax Treatment of a Shareholder of a PFIC

If we are determined to be a PFIC for any taxable year (or portion thereof) during which you hold ADSs, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on your ADSs in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale or other disposition (including a pledge) of such ADSs. Under these special tax rules:

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

If we are determined to be a PFIC for any taxable year during which you hold ADSs, the tax liability for amounts allocated to years prior to the year of disposition or excess distribution cannot be offset by any net operating loss, and gains (but not losses) recognized on the transfer of the ADSs cannot be treated as capital gains, even if the ADSs are held as capital assets. Furthermore, unless otherwise provided by the U.S. Treasury Department, if we are determined to be a PFIC for any taxable year during which you hold ADSs, you will be required to file an annual report (currently Form 8621) describing your interest in us, making an election on how to report PFIC income, and providing other information about your share of our income.

Under certain attribution rules, if we are determined to be a PFIC, you will generally be deemed to own your proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and will generally be subject to U.S. federal income tax on your proportionate share of (i) any “excess distributions,” as described above, on the stock of a Subsidiary PFIC and (ii) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if you directly held the shares of such Subsidiary PFIC. In addition, you may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale or disposition our ADSs or ordinary shares. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received on our ADSs or ordinary shares and no redemptions or other dispositions are made. You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.

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

“Mark-to-Market” Election, QEF Election and Purging Election

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

If a mark-to-market election is in effect, you generally would include in gross income, as ordinary income, for each taxable year that we are determined to be a PFIC an amount equal to the excess, if any, of the fair market value of your ADSs that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such ADSs. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of your ADSs with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs in a year that we are determined to be a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Under current law, the mark-to-market election may be available to U.S. Holders of ADSs if the ADSs remain listed on the Nasdaq, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. While we would expect the Australian Securities Exchange, on which the ordinary shares are listed, to be considered a qualified exchange, no assurance can be given as to whether the Australian Securities Exchange is a qualified exchange, or that the ordinary shares would be traded in sufficient frequency to be considered regularly traded for these purposes. Additionally, because a mark-to-market election cannot be made for equity interests in any lower-tier PFIC that we may own, if we are determined to be a PFIC and you make a mark-to-mark election with respect to us, you may continue to be subject to the PFIC rules with respect to any indirect investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

If a mark-to-market election is in effect, it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the IRS consents to the revocation of the election. A mark-to-market election will not apply to our ADSs for any taxable year during which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year in which we become a PFIC. You are urged to consult your tax advisors about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to obtain certain information from us and elect to treat us as a “qualified electing fund”, or QEF, under Section 1295 of the Code. Pursuant to the QEF election, you generally will be required to include in income your pro-rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year in which or with which our taxable year ends if we qualified as a PFIC in that taxable year.

A U.S. Holder that does not make a timely QEF election in the first taxable year (or portion thereof) in which we are a PFIC that is included in the holding period of such U.S. Holder may be able to mitigate the adverse PFIC tax consequences by making a QEF election in a subsequent taxable year and simultaneously making a purging election under the PFIC rules. Under one type of purging election, the U.S. Holder will be deemed to have sold its ADSs at their fair market value, and any gain recognized on such deemed sale will be treated in the same manner as an excess distribution, taxed as described above. As a result of this purging election, the U.S. Holder will have additional basis (to the extent of any gain recognized on the deemed sale). U.S. Holders are strongly urged to consult with and rely solely upon their tax advisors regarding the application of the rules governing purging elections to their particular circumstances.

U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not beable to make a QEF Election, including a purging election, with respect to their ADSs.

PFIC Reporting Requirements

If we are a PFIC, each U.S. Holder would generally be required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.

The U.S. federal income tax rules relating to PFICs, mark-to-market elections, and QEF elections are very complex and are affected by various factors in addition to those described above. You are strongly urged to consult your own tax advisor with respect to the impact of PFIC status on the purchase, ownership and disposition of our ADSs, the consequences to you of an investment in a PFIC, any elections available with respect to our ADSs and the IRS information reporting obligations with respect to the purchase, ow nership and disposition of the common shares of a PFIC.

Distributions

We do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the PFIC rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will generally be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. See “-Backup Withholding Tax and Information Reporting Requirements below. If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the Code.

If you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended (the “Treaty”), or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC (see the discussion above under “-Passive Foreign Investment Company”). You are urged to consult your tax advisors regarding the availability of the reduced tax rate on dividends with regard to your particular circumstances.

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

The availability of the foreign tax credit and the limitations on its availability are fact-specific and are subject to complex rules. You are urged to consult your own tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations-Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC.

Sale, Exchange or Other Disposition of ADSs

Subject to the discussion above under “-Passive Foreign Investment Company,” you will, for U.S. federal income tax purposes, recognize gain or loss on a sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the amount realized on the disposition (determined in the case of sales or exchanges in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if sold or exchanged on an established securities market and you are a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs. Your initial tax basis will be your U.S. dollar purchase price for such ADSs.

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

You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale or other disposition of ADSs. See “Australian Tax Considerations-Tax on Salesor other Dispositions of Shares.”

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

Our principal financial instruments comprise cash, receivables, other financial assets, payables, loans and borrowings, and lease liabilities. The main risks arising from the Company's financial instruments are interest rate risk, foreign currency risk, credit risk and liquidity risk.

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

Our Board has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing our financial risks as summarized below. For additional information about our financial risk management objectives and policies, see note 20 to our audited consolidated financial statements for fiscal 2024, included in this annual report.

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

Our cash at bank and on hand and short-term deposits had a weighted average floating interest rate at June 30, 2024 of 4.16% (2023: 3.09%).

We currently do not engage in any hedging or derivative transactions to manage interest rate risk.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows will fluctuate because of changes in foreign currency exchange rates.

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

We did not have significant concentrations of credit risk as of June 30, 2024. With respect to credit risk arising from cash and cash equivalents, our exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Trade and other receivables comprise primarily deposits, accrued interest and goods and services tax refunds due. Where possible we trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant. There were no past due receivables at the date of this report.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due. At June 30, 2024, we determined that we had sufficient liquid assets to meet our financial obligations.

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

Disclosure Controls and Procedures

Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2024. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the material weaknesses described below, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of June 30, 2024, our disclosure controls and procedures were not effective. Notwithstanding the identified material weaknesses, our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.

In connection with the preparation of our financial statements as of June 30, 2024, we identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by management relate to the following:

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

To address the above material weakness, in the fiscal year ended June 30, 2024, we implemented a remediation plan which we are continuing to implement. The remediation plan includes the following measures:

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

The actions that we are taking are subject to ongoing review by our executive management and are subject to the oversight of our Audit Committee. Although we have made considerable progress and intend to complete these remediation activities, we will not be able to fully remediate the material weaknesses until these steps have been completed, the enhanced processes have been operating effectively for a sufficient period of time and appropriate testing has been performed. We provide no assurances with respect to the timeline for implementing effective remedial measures, and our initiatives may not prove to be successful in remediating the material weakness or preventing additional material weaknesses or significant deficiencies in our internal control over financial reporting in the future.

In addition, remediating material weaknesses will absorb management time and will require us to incur additional expenses, which could have a negative effect on the trading price of our shares. In order to establish and maintain effective disclosure controls and procedures and internal controls over financial reporting, we will need to expend significant resources and provide significant management oversight. Developing, implementing and testing changes to our internal controls may require specific compliance training of our directors and employees, entail substantial costs in order to modify our existing accounting systems, take a significant period of time to complete and divert management’s attention from other business concerns. These changes may not, however, be effective in establishing and maintaining adequate internal controls.

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

Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2024, our internal control over financial reporting was not effective.

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

Changes in Internal Control over Financial Reporting

During fiscal 2024, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Services Rendered	Fiscal 2024		Fiscal 2023
Audit or review of financial reports	US$	270,955	US$	386,587
Other		-		-
Total	US$	270,955	US$	386,587

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

Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2024.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable because we do not currently operate any mines subject to the U.S. Federal Mine Safety and Health Act of 1977.

ITEM 16J	INSIDER TRADING POLICIES

Our securities trading policy governs purchases, sales and other dispositions of our securities by our directors,  executive officers and employees. We believe our securities trading policy  is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations applicable to us. Our securities trading policy  prohibits purchases, sales and other dispositions of our securities while in possession of material nonpublic information about us and from disclosing such information to others. The foregoing summary does not purport to be complete and is qualified in its entirety by our Trading Policy, a copy of which is filed as exhibit 11.1 to this annual report.

ITEM16.K	CYBERSECURITY

As part of our risk management approach, our cyber security program includes monitoring and implementing various protective systems and incident reporting procedures. We do not engage any consultants, auditors, or other third parties in connection with any such processes, given the size and scale of the Company, the resources available to it, the anticipated expenditures, and the risks it faces in terms of cybersecurity.

Within the last 12 months, we have not identified risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.

Our audit committee is responsible for oversight of risks, including risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the audit committee. Our executive officers have limited experience in the area of cybersecurity. The Company will, where necessary in the view of the Company’s executive officers, consult with external advisers to manage and remediate any cybersecurity incidents.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements and related information pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.	EXHIBITS.

Exhibit Number	Description

1.1
Certificate of the Registration of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

1.2	Constitution of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

2.1
Deposit Agreement among IperionX Limited, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Company’s Amendment No. 1 to Registration Statement on Form 20-F, filed on May 4, 2022)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)

2.3	Description of Share Capital (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed on August 26, 2023)

4.1+
Option Agreement by and among Hyperion Materials & Technologies, LLC, IperionX Limited (formerly Hyperion Metals Limited) and Blacksand Technology, LLC and its members, dated October 20, 2021 (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

4.2+
Option of Exclusive License Agreement between Hyperion Materials & Technologies, LLC and Blacksand Technology, LLC, dated February 13, 2021 (incorporated by reference to Exhibit 4.2 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

4.3+
Master Services Agreement between Blacksand Technology, LLC and Hyperion Materials & Technologies, LLC, dated February 13, 2021, and related statements of work (incorporated by reference to Exhibit 4.3 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

4.4	IperionX Limited (formerly Hyperion Metals Limited) Employee Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

4.5	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

8.1	List of Subsidiaries of IperionX Limited (incorporated by reference to Exhibit 8.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

11.1	Securities Trading Policy (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed on May 23, 2024)

12.1	Section 302 Certification of Chief Executive Officer

12.2	Section 302 Certification of Chief Financial Officer

13.1	Section 906 Certification of Chief Executive Officer

13.2	Section 906 Certification of Chief Financial Officer

15.1	Technical Report Summary on the Titan Project .

15.2	Consent of PricewaterhouseCoopers

15.3	Consent of Karst Geo Solutions, LLC as Qualified Person

97.1	Clawback Policy

101.1
The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2024, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

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
Date: October 30, 2024

IperionX Limited
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2024

IperionX Limited
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of IperionX Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of IperionX Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1(a) to the consolidated financial statements, the ongoing operation of the Company is dependent upon raising additional funding from shareholders or other parties, the Company has no source of material operating cash inflows, had net outflows from operating and investing activities of $25,136,632 during the year ended June 30, 2024, and has stated that these events or conditions indicate that there is a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1(a). The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
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
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
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

/s/ PricewaterhouseCoopers
Perth, Australia
October 30, 2024

We have served as the Company's auditor since 2021.

IperionX Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30, 2024

	Notes		2024	2023	2022
			US$	US$	US$
Continuing operations
Research and development costs			(8,712,610)	(5,600,653)	(1,079,109)
Exploration and evaluation expenses			(1,950,583)	(2,826,397)	(6,189,159)
Corporate and administrative expenses			(4,516,393)	(3,990,672)	(3,056,249)
Business development expenses			(3,646,141)	(2,654,420)	(3,205,162)
Share-based payment expenses	19(a	)	(3,791,541)	(2,589,413)	(8,340,328)
Finance income	2		546,029	494,469	401,045
Finance costs	2		(187,119)	(88,138)	(52,275)
Other income and expenses	2		414,712	(189,530)	-
Loss before income tax			(21,843,646)	(17,444,754)	(21,521,237)
Income tax expense	3		-	-	-
Loss for the year			(21,843,646)	(17,444,754)	(21,521,237)
Loss attributable to shareholders of IperionX Limited			(21,843,646)	(17,444,754)	(21,521,237)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation into presentation currency			(170,014)	(411,913)	(593,912)
Other comprehensive loss for the year, net of tax			(170,014)	(411,913)	(593,912)
Total comprehensive loss for the year			(22,013,660)	(17,856,667)	(22,115,149)
Total comprehensive loss attributable to shareholders of IperionX Limited			(22,013,660)	(17,856,667)	(22,115,149)

Basic loss per share (US$ per share)	16		(0.10)	(0.11)	(0.16)
Diluted loss per share (US$ per share)	16		(0.10)	(0.11)	(0.16)

The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2024

	Notes	2024	2023
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	33,157,356	11,937,941
Trade and other receivables	6	2,302,010	228,395
Prepayments	7	6,071,735	588,395
Inventories		16,920	-
Total Current Assets		41,548,021	12,754,731

Non-Current Assets
Property, plant and equipment	8	7,773,812	3,989,783
Exploration and evaluation assets	9	6,114,061	3,059,021
Prepayments	7	-	3,000,000
Total Non-Current Assets		13,887,873	10,048,804
TOTAL ASSETS		55,435,894	22,803,535

LIABILITIES
Current Liabilities
Trade and other payables	10	2,317,830	1,180,984
Loans and borrowings	11	445,755	382,626
Provisions		287,796	84,009
Total Current Liabilities		3,051,381	1,647,619

Non-Current Liabilities
Loans and borrowings	11	1,044,918	592,688
Total Non-Current Liabilities		1,044,918	592,688
TOTAL LIABILITIES		4,096,299	2,240,307

NET ASSETS		51,339,595	20,563,228

EQUITY
Contributed equity	13	112,959,638	58,764,248
Reserves	14	12,262,007	13,995,808
Accumulated losses	15	(73,882,050)	(52,196,828)
TOTAL EQUITY		51,339,595	20,563,228

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED JUNE 30, 2024

	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$

Balance at July 1, 2023	58,764,248	15,004,052	(1,008,244)	(52,196,828)	20,563,228
Net loss for the year	-	-	-	(21,843,646)	(21,843,646)
Exchange differences arising on translation into presentation currency	-	-	(170,014)	-	(170,014)
Total comprehensive loss for the year	-	-	(170,014)	(21,843,646)	(22,013,660)
Issue of shares – share placement	45,740,157	-	-	-	45,740,157
Issue of shares – exercise of options	4,335,005	(1,743,440)	-	-	2,591,565
Issue of shares – conversion of RSU's	225,734	(225,734)	-	-	-
Issue of shares – conversion of rights	2,757,730	(2,757,730)	-	-	-
Issue of shares to Blacksand	2,000,000	-	-	-	2,000,000
Issue of shares to consultants	470,000	(470,000)	-	-	-
Share issue costs	(1,333,236)	-	-	-	(1,333,236)
Expiry of employee rights	-	(158,424)	-	158,424	-
Share-based payment expense	-	3,791,541	-	-	3,791,541
Balance at June 30, 2024	112,959,638	13,440,265	(1,178,258)	(73,882,050)	51,339,595

Balance at July 1, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719
Net loss for the year	-	-	-	(17,444,754)	(17,444,754)
Exchange differences arising on translation into presentation currency	-	-	(411,913)	-	(411,913)
Total comprehensive loss for the year	-	-	(411,913)	(17,444,754)	(17,856,667)
Issue of shares - share placement	29,637,300	-	-	-	29,637,300
Issue of shares - exercise of options	477,156	(192,511)	-	-	284,645
Issue of shares - conversion of RSUs	167,487	(167,487)	-	-	-
Issue of shares - conversion of rights	216,007	(216,007)	-	-	-
Issue of shares to consultant	350,000	(350,000)	-	-	-
Share issue costs	(1,865,970)	354,788	-	-	(1,511,182)
Share-based payment expense	-	2,589,413	-	-	2,589,413
Balance at June 30, 2023	58,764,248	15,004,052	(1,008,244)	(52,196,828)	20,563,228

Balance at July 1, 2021	10,255,369	4,738,007	(2,419)	(13,230,837)	1,760,120
Net loss for the year	-	-	-	(21,521,237)	(21,521,237)
Exchange differences arising on translation into presentation currency	-	-	(593,912)	-	(593,912)
Total comprehensive loss for the year	-	-	(593,912)	(21,521,237)	(22,115,149)
Issue of shares – share placement	17,604,000	-	-	-	17,604,000
Issue of shares – exercise of options	2,353,704	(92,479)	-	-	2,261,225
Share issue costs	(430,805)	-	-	-	(430,805)
Share-based payment expense	-	8,340,328	-	-	8,340,328
Balance at June 30, 2022	29,782,268	12,985,856	(596,331)	(34,752,074)	7,419,719

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30, 2024

	Notes	2024	2023	2022
		US$	US$	US$
Operating activities
Payments to suppliers and employees		(19,215,938)	(15,954,550)	(12,112,577)
Receipts from third-parties		183,159	-	-
Interest paid		(120,313)	(49,488)	(45,541)
Interest received		546,029	139,644	24,041
Net cash flows used in operating activities	5	(18,607,063)	(15,864,394)	(12,134,077)

Investing activities
Purchase of property, plant and equipment	8	(5,018,093)	(2,077,794)	(889,988)
Proceeds from sale of property, plant and equipment	8	2,040,083	-	-
Purchase of exploration and evaluation assets	9	(3,051,559)	(627,792)	(1,926,479)
Blacksand option prepayments	7	(500,000)	(3,000,000)	-
Purchase of financial assets		-	-	(250,000)
Net cash flows used in investing activities		(6,529,569)	(5,705,586)	(3,066,467)

Financing activities
Proceeds from issue of shares		48,331,724	29,921,945	19,865,225
Share issue costs		(1,315,725)	(1,511,182)	(430,805)
Proceeds from borrowings		-	-	38,682
Repayment of borrowings		(5,970)	(5,594)	(2,225)
Payment of principal portion of lease liabilities		(417,866)	(512,660)	(78,778)
Net cash flows from financing activities		46,592,163	27,892,509	19,392,099

Net increase in cash and cash equivalents		21,455,531	6,322,529	4,191,555
Net foreign exchange differences		(236,116)	(57,139)	(216,908)
Cash and cash equivalents at beginning of the year		11,937,941	5,672,551	1,697,904
Cash and cash equivalents at the end of the year	5	33,157,356	11,937,941	5,672,551

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2024

1.	STATEMENT OF MATERIAL ACCOUNTING POLICIES

The material accounting policies adopted in preparing the consolidated financial statements of IperionX Limited (“IperionX” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2024, 2023 and 2022 are stated to assist in a general understanding of the consolidated financial statements.

IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.

The principal activities of the Group during the year ended June 30, 2024, consisted of the exploration and evaluation of its mineral properties in the United States and the research, development, and commercialization of its associated metals technologies to support an integrated titanium processing operation.

The consolidated financial statements of the Group for the year ended June 30, 2024 were authorised for issue in accordance with a resolution of the Directors on September 24, 2024.

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

The Group currently has no source of material operating cash inflows and had net outflows from operating and investing activities of US$25,136,632 for fiscal 2024 (2023: US$21,569,980). At June 30, 2024, the Group has cash and cash equivalents of US$33,157,356 (2023: US$11,937,941).

The ongoing operation of the Group is dependent upon raising further additional funding from shareholders or other parties. In light of the expenditures to be incurred in executing on the Group’s current strategic plans to commercialize the Group’s titanium metal technologies and develop economically recoverable mineral deposits from the Group’s exploration properties, the Group is dependent on obtaining financing through equity financing, debt financing or other means. In the longer term, if the Group’s mineral exploration and metal production activities are successful, additional funds will be required to further scale-up the Group’s titanium metal production capacity and to develop the Group’s exploration properties and commence commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Group. There is no assurance that the Group will be successful in its efforts to raise additional funding on terms satisfactory to the Group. If the Group does not obtain additional funding, it may not be able to continue its operations as a going concern and therefore may not be able to realize its assets and extinguish its liabilities in the ordinary course of operations and at the amounts stated in the financial statements. Alternatively, the Group may be required to delay, reduce the scope of, or eliminate its current or future exploration, appraisal, and commercialization activities or relinquish rights to certain of its interests.

The Directors are confident that they will be able to raise additional funds as required to meet the Group’s obligations as and when they fall due and are of the opinion that the use of the going concern basis remains appropriate. However as a result of these matters, there is a material uncertainty related to events or conditions that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern, and therefore the Group may be unable to realize its assets and discharge its liabilities in the normal course of business.

(b)	New standards, interpretations and amendments

In the current year, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2023 that are mandatory.

The adoption of the aforementioned standards has had no impact on the financial statements of the Company as at June 30, 2024. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

(c)	Issued standards and interpretations not early adopted

International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the year ended June 30, 2024. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
Amendment to IFRS 16 – Lease Liability in a Sale and Leaseback	1 January 2024	1 July 2024
Amendment to IAS 1 – Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants	1 January 2024	1 July 2024
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2025	1 July 2025
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027	1 July 2027

A discussion on the impact of the adoption of IFRS 18 Presentation and Disclosure in Financial Statements is included below. The adoption of these other aforementioned standards are not expected to have any significant impact on the Group’s financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

IFRS 18 Presentation and Disclosure in Financial Statements replaces IAS 1 Presentation of Financial Statements and introduces new requirements for the presentation of financial statements. IFRS 18 will not change the recognition and measurement of items in the financial statements but will affect presentation and disclosure in the financial statements, including introducing new categories and subtotals in the statement of profit or loss, requiring the disclosure of management defined performance measures, and changing the grouping of information in the financial statements.

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

Intercompany transactions and balances, income and expenses and profits and losses between Group companies, are eliminated. Investments in subsidiaries are accounted for at cost in the Consolidated Statement of Financial Position of the Company.

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

Exchange differences arising on the translation of monetary items are recognized in the income statement, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognized directly in equity to the extent that the gain or loss is directly recognized in equity, otherwise the exchange difference is recognized in the income statement.

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

Exchange differences arising on translation into the presentation currency are transferred directly to the Group’s foreign currency translation reserve in equity. These differences are recognized in profit or loss in the year in which the operation is disposed.

(f)	Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of 3 months or less.

(g)	Trade and Other Receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for any expected credit loss("ECL"), applying the simplified approach. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.

As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.

An estimate for the ECL is made based on the historical risk of default and expected loss rates at the inception of the transaction. Inputs are selected for the ECL impairment calculation based on the Company’s past history, existing market conditions as well as forward looking estimates.

(h)	Prepayments

Prepayments represent payments in advance of receipt of goods or services. The Group recognizes a prepayment as an asset within other current and non-current assets when payment for goods or services has been made in advance of the Group obtaining a right to access those goods or services. These prepayments are assessed for indicators of impairment each year. If future economic benefits are no longer expected to occur, and economic benefits cannot be derived from the prepayment in any other way, the prepayment will be derecognized.

(i)	Property, Plant and Equipment

All classes of property, plant and equipment are measured at cost.

Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated. Currently the Group only has plant and equipment, buildings and leasehold improvements. Plant and equipment is depreciated over a period between 5-10 years. Buildings and leasehold improvements are depreciated over a period between 10-15 years.

(j)	Exploration and Evaluation Expenditure

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

For each area of interest, expenditure incurred in the acquisition of rights to explore is capitalized and recognized as an exploration and evaluation asset. This includes option payments made to landowners under the Group’s option agreements with local landowners which are considered part of the acquisition costs. Exploration and evaluation assets are measured at cost at recognition and are recorded as an asset if:

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

Where a decision is made to proceed with development, accumulated expenditure is tested for impairment and transferred to development properties, and then amortized over the life of the reserves associated with the area of interest once mining operations have commenced. Recoverability of the carrying amount of the exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Impairment

Capitalized exploration costs are reviewed each reporting date to establish whether an indication of impairment exists. If any such indication exists, the recoverable amount of the capitalized exploration costs is estimated to determine the extent of the impairment loss (if any). Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset.

(k)	Research and Development Expenditure

Research costs are expensed as incurred. Development expenditures on an individual project are recognized as an intangible asset when the Group can demonstrate: (a) the technical feasibility of completing the intangible asset so that the asset will be available for use or sale; (b) its intention to complete and its ability and intention to use or sell the asset; (c) how the asset will generate future economic benefits; (d) the availability of resources to complete the asset; and (e) the ability to measure reliably the expenditure during development. Development costs that do not meet these criteria are expensed as incurred. Following initial recognition of the development expenditure as an asset, the asset is carried at cost less any accumulated amortization and accumulated impairment losses. Amortization of the asset begins when development is complete, and the asset is available for use. It is amortized over the period of expected future benefit. Amortization is recorded in cost of sales. During the period of development, the asset is tested for impairment annually.

(l)	Trade and other payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 60 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

(m)	Provisions

Provisions are recognized when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

(n)	Interest income

Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.

(o)	Income Tax

The income tax expense for the year is the tax payable on the current year’s taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements, and to unused tax losses.

Deferred tax assets and liabilities are recognized for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantively enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability.  An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability.  No deferred tax asset or liability is recognized in relation to these temporary differences if they arose on goodwill or in a transaction, other than a business combination, that at the time of the transaction did not affect either accounting profit or taxable profit or loss.

Deferred tax liabilities and assets are not recognized for temporary differences between the carrying amount and tax bases of investments in controlled entities where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilised.

Unrecognized deferred income tax assets are reassessed at each balance date and are recognized to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Current and deferred tax balances attributable to amounts recognized directly in equity are also recognized directly in equity.

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

(r)	Use and Revision of Accounting Estimates, Judgements and Assumptions

The preparation of the financial report requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.

In particular, information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described in the following notes:

•	Functional currency (Note 1(e));
•	Impairment of exploration and evaluation assets (Note 9);
•	Lease accounting (Note 12); and
•	Share-based payments (Note 19).

(s)	Operating Segments

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

The group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:

•	Nature of the products and services;
•	Nature of the production processes;
•	Type or class of customer for the products and services;
•	Methods used to distribute the products or provide the services; and if applicable
•	Nature of the regulatory environment.

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

An assessment is also made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. After such a reversal the depreciation charge is adjusted in future years to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

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

Ordinary Shares and Performance Shares are classified as equity.  Issued and paid up capital is recognized at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(w)	Dividends

Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.

(x)	Share-Based Payments

Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. The fair value of options is estimated using the Black Scholes option valuation model. The fair value of performance rights that have market-based vesting conditions is estimated using a trinomial valuation model. The fair value of restricted stock units and performance rights that do not have market-based vesting conditions are estimated based on the underlying share price. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.

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

The Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

Right-of-use assets

The Group recognizes right-of-use assets at the commencement date of the lease (i.e. the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets. If ownership of the leased asset transfers to the Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset. The right-of-use assets are also subject to impairment.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Group and payments of penalties for terminating the lease, if the lease term reflects the Group exercising the option to terminate.

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

Short-term leases and leases of low-value assets

The Group applies the short-term lease recognition exemption to its short-term leases of machinery and equipment (i.e. those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

2.	INCOME AND EXPENSES

		2024	2023	2022
	Note	US$	US$	US$
Finance income
Interest income		546,029	139,697	24,042
Net foreign exchange gain		-	354,772	377,003
		546,029	494,469	401,045

Finance costs
Interest expense		(122,736)	(88,138)	(45,541)
Net foreign exchange loss		(48,588)	-	-
Other finance costs		(15,795)	-	(6,734)
		(187,119)	(88,138)	(52,275)

Other income and expenses
Other income		629,815	60,470	-
Impairment of property, plant and equipment		(198,750)	-	-
Loss on disposal of property, plant and equipment		(16,353)	-	-
Loss on derecognition of financial asset		-	(250,000)	-
		414,712	(189,530)	-

Depreciation and amortization
Amortization of right-of-use assets	8	(521,099)	(249,387)	(119,706)
Depreciation of property, plant and equipment	8	(124,752)	(177,147)	(33,728)
		(645,851)	(426,534)	(153,434)

Employee benefits expense
Wages and salaries		(7,119,583)	(4,714,673)	(2,739,427)
Employee benefits		(1,530,951)	(808,717)	(376,974)
Post-employment benefits		(180,661)	(134,074)	(67,496)
Share-based payment expenses		(3,791,541)	(2,589,413)	(8,340,328)
		(12,622,736)	(8,246,877)	(11,524,225)

3.	INCOME TAX

	2024	2023	2022
	US$	US$	US$
Recognized in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	-	-	-
Deferred income tax:
Origination and reversal of temporary differences	-	-	-
Income tax expense reported in profit or loss	-	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(21,843,646)	(17,444,754)	(21,521,237)
At the Australian income tax rate of 30%	(6,553,094)	(5,233,426)	(6,456,371)
Effect of lower income tax rate in the United States	631,007	488,952	433,351
Expenditure not allowable for income tax purposes	1,427,582	870,584	2,502,099
Exchange differences	(2,369)	5,329	30,731
Adjustments in respect of deferred tax of previous years	583,422	(182,314)	174,258
Effect of deferred tax assets not brought to account	3,913,452	4,050,875	3,315,932
Income tax expense reported in profit or loss	-	-	-

Deferred tax assets and liabilities
Deferred tax liabilities:
Right-of-use assets	414,270	305,000	121,755
Deferred tax assets used to offset deferred tax liabilities	(414,270)	(305,000)	(121,755)
	-	-	-
Deferred tax assets:
Accrued expenditures	70,662	139,113	22,500
Provisions	75,215	21,956	12,125
Lease liabilities	383,082	246,832	132,393
Capital allowances	10,896,126	3,241,541	2,535,077
Tax losses available to offset against future taxable income	1,556,178	5,361,043	2,053,718
Deferred tax assets used to offset deferred tax liabilities	(414,270)	(305,000)	(121,755)
Other deferred tax assets not brought to account (1)	(12,566,993)	(8,705,485)	(4,634,058)
	-	-	-

Notes:

(1)
The benefit of deferred tax assets not brought to account will only be subsequently recognized if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realizing the benefit.

4.	DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES

No dividends have been paid or proposed for the year ended June 30, 2024 (2023:nil) (2022: nil).

5.	CASH AND CASH EQUIVALENTS

	2024	2023	2022
	US$	US$	US$
Cash at bank and on hand	33,157,356	11,937,941	5,672,551
	33,157,356	11,937,941	5,672,551

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(21,843,646)	(17,444,754)	(21,521,237)
Adjustment for non-cash income and expense items
Share-based payments expense	3,791,541	2,589,413	8,340,328
Amortization of right-of-use assets	521,099	249,387	119,706
Depreciation of property, plant and equipment	124,752	177,147	33,728
Net foreign exchange loss/(gain)	48,587	(354,772)	(377,003)
Loss on derecognition of financial asset	-	250,000	-
Loss on disposal of property, plant and equipment	16,353	-	-
Impairment loss	198,750	-	-
Lease modifications	-	-	(2,112)
Changes in assets and liabilities
Increase in receivables and prepayments	(2,073,614)	(650,067)	(98,797)
Increase/(decrease) in payables and provisions	609,115	(680,748)	1,371,310
Net cash outflow from operating activities	(18,607,063)	(15,864,394)	(12,134,077)

6.	TRADE AND OTHER RECEIVABLES

	2024	2023
	US$	US$
Current
Receivables from U.S. Government(1)	1,655,435	-
Receivables from other third-parties	646,575	228,395
Total trade and other receivables	2,302,010	228,395

Notes:

(1)	During fiscal 2024, the U.S. Department of Defense (U.S. DoD) contracted to award the Group US$12.7 million in funding under the Defense Production Act (DPA) Title III authorities to address U.S. titanium supply chain vulnerabilities. This funding is being applied towards the Group’s Titanium Production Facility. Title to all assets purchased by the Group with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Group subject to certain conditions.

7.	PREPAYMENTS

	2024	2023
	US$	US$
Current
Blacksand option prepayments(1)	5,500,000	-
Other prepayments	571,735	588,395
Total current prepayments	6,071,735	588,395

Non-current
Blacksand option prepayments(1)	-	3,000,000
Total non-current prepayments	-	3,000,000

Total prepayments	6,071,735	3,588,395

Notes:

(1)
At June 30, 2024, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology, LLC (“Blacksand”). Blacksand holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. The Group can exercise its option any time prior to 31 December 2024 (“Option Period”). At June 30, 2024, as consideration for the option, IperionX has made option payments to Blacksand totalling US$5,500,000 during the Option Period (US$1,500,000 paid in January 2023, US$1,500,000 paid in June 2023, US$500,000 paid in January 2024, and US$2,000,000 satisfied through the issue of shares in IperionX in January 2024), with a final option payment of US$500,000 payable in July 2024. These prepayments represent the option payments paid to Blacksand. Refer to Note 23 for further details.

8.	PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Right-of-use assets	Total
	US$	US$	US$
2024
Carrying amount at July 1, 2023	2,822,765	1,167,018	3,989,783
Additions	5,745,871	939,196	6,685,067
Disposals	(2,056,437)	-	(2,056,437)
Impairment	(198,750)	-	(198,750)
Depreciation	(124,752)	(521,099)	(645,851)
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
- at cost	6,508,437	2,483,072	8,991,509
- accumulated depreciation and impairment	(319,740)	(897,957)	(1,217,697)

2023
Carrying amount at July 1, 2022	922,118	465,868	1,387,986
Additions	2,077,794	950,537	3,028,331
Depreciation	(177,147)	(249,387)	(426,534)
Carrying amount at June 30, 2023	2,822,765	1,167,018	3,989,783
- at cost	3,034,599	1,543,876	4,578,475
- accumulated depreciation and impairment	(211,834)	(376,858)	(588,692)

9.	EXPLORATION AND EVALUATION ASSETS

Titan Project (1)
US$
2024
Carrying amount at July 1, 2023	3,059,021
Additions	3,055,040
Carrying amount at June 30, 2024 (1) (2)	6,114,061

2023
Carrying amount at July 1, 2022	2,431,229
Additions	627,792
Carrying amount at June 30, 2023 (2)	3,059,021

Notes:

(1)
At June 30, 2024, the Titan Project comprised of approximately 11,054 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 1,486 acres are owned by IperionX, approximately 242 acres are subject to long-term lease by IperionX, and approximately 9,326 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.

(2)	The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

10.	TRADE AND OTHER PAYABLES

	2024	2023
	US$	US$
Current
Trade payables	1,309,067	711,011
Accruals	259,325	455,241
Other payables	749,438	14,732
Total trade and other payables	2,317,830	1,180,984

11.	LOANS AND BORROWINGS

	2024	2023
	US$	US$
Current
Lease liabilities	439,382	376,655
Other loans and borrowings	6,373	5,971
Total current loans and borrowings	445,755	382,626

Non-current
Lease liabilities	1,026,398	567,796
Other loans and borrowings	18,520	24,892
Total non-current loans and borrowings	1,044,918	592,688

Total loans and borrowings	1,490,673	975,314

(a)	Reconciliation

	Balance at July 1, 2023	Additions	Repayments	Balance at June 30, 2024
	US$	US$	US$	US$
Lease liabilities	944,451	939,195	(417,866)	1,465,780
Other loans and borrowings	30,863	-	(5,970)	24,893
Total loans and borrowings	975,314	939,195	(423,836)	1,490,673

12.	LEASES

The Group leases office premises, vehicles, and plant and equipment in the United States. No restrictions or covenants are imposed by the leases.

The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the year are in Note 8.

The carrying amounts of lease liabilities (included under financial liabilities) and the movements during the year are set out in Note 11.
The following are the amounts recognized in profit or loss in respect of leases:

		2024	2023
	Note	US$	US$
Amortization of right-of-use assets	8	(521,099)	(249,387)
Interest expense on lease liabilities		(106,474)	(78,040)
Expense relating to short-term leases and leases of low-value assets		(72,542)	(85,100)
Net amount recognized in profit or loss		(700,115)	(412,527)

13.	CONTRIBUTED EQUITY

			2024	2023
	Note		US$	US$
Issued capital
257,244,759 (2023: 193,493,973) fully paid ordinary shares	13(a	)	112,959,638	58,764,248

(a)	Movements in issued capital

	Number of Ordinary Shares	Number of Class A Performance Shares	Number of Class B Performance Shares	US$
2024
Opening balance at July 1, 2023	193,493,973	19,800,000	19,800,000	58,764,248
Issue of shares – share placements	43,476,381	-	-	45,740,157
Issue of shares – exercise of options	11,231,823	-	-	4,335,005
Issue of shares – conversion of RSUs	341,461	-	-	225,734
Issue of shares – conversion of rights	5,140,420	-	-	2,757,730
Issue of shares to consultants	554,538	-	-	470,000
Issue of shares to Blacksand in lieu of cash	3,006,163	-	-	2,000,000
Share issue costs	-	-	-	(1,333,236)
Closing balance at June 30, 2024	257,244,759	19,800,000	19,800,000	112,959,638
2023
Opening balance at July 1, 2022	140,288,491	19,800,000	19,800,000	29,782,268
Issue of shares – share placements	50,000,000	-	-	29,637,300
Issue of shares – exercise of options	2,102,363	-	-	477,156
Issue of shares – conversion of RSUs	200,001	-	-	167,487
Issue of shares – conversion of performance rights	215,495	-	-	216,007
Issue of shares to consultant	687,623	-	-	350,000
Share issue costs	-	-	-	(1,865,970)
Closing balance at June 30, 2023	193,493,973	19,800,000	19,800,000	58,764,248

(b)	Rights attaching to Ordinary Shares

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

•
Meetings of Members - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is two shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.

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

13.	CONTRIBUTED EQUITY (continued)

(c)	Rights attaching to Performance Shares

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

•	The Performance Shares are unquoted. No application for quotation of the Performance Shares will be made by the Company.

14.	RESERVES

			2024	2023
	Note		US$	US$
Share-based payments reserve	14(b	)	13,440,265	15,004,052
Foreign currency translation reserve	14(f	)	(1,178,258)	(1,008,244)
			12,262,007	13,995,808

(a)	Nature and purpose of reserves

(i)	Share-based payments reserve

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

(b)	Movements in share-based payments reserve during the year

	Number of Unlisted Options (Note 14(c))	Number of Performance Rights (Note 14(d))	No. of Restricted Stock Units (Note 14(e))	US$
2024
Opening balance at July 1, 2023	23,011,372	29,146,000	824,371	15,004,052
Grant of employee rights and RSUs	-	4,021,000	3,894,124	-
Exercise of options, rights and RSUs	(11,262,000)	(5,147,665)	(341,461)	(4,726,904)
Issue of shares to a consultant	-	-	-	(470,000)
Expiry of employee rights	-	(550,000)	-	(158,424)
Share-based payment expense	-	-	-	3,791,541
Closing balance at June 30, 2024	11,749,372	27,469,335	4,377,034	13,440,265

2023
Opening balance at July 1,2022	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	424,372	1,935,000	424,372	-
Grant of options to financial advisor	1,000,000	-	-	354,788
Exercise of options	(2,237,000)	-	-	(192,511)
Conversion of RSUs	-	(329,000)	-	(167,487)
Conversion of performance rights	-	-	(200,001)	(216,007)
Issue of shares to a consultant	-	-	-	(350,000)
Lapse of employee incentive securities	-	(80,000)	-	-
Share-based payment expense	-	-	-	2,589,413
Closing balance at June 30, 2023	23,011,372	29,146,000	824,371	15,004,052

Notes:

(1)	For details on the valuation of Unlisted Options, Performance Rights and Restricted Stock Units, including models and assumptions used, refer to Note 19 of the financial statements.

14.	RESERVES (continued)

(c)	Terms and conditions of Unlisted Options

Unlisted Options granted as share-based payments have the following terms and conditions:

•	Each Unlisted Option entitles the holder to the right to subscribe for one Share upon the exercise of each Unlisted Option;

•	The Unlisted Options outstanding at the end of the financial year have the following exercise prices and expiry dates:

o
2,725,000 vendor unlisted options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);

o
4,000,000 vendor Class A performance options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);

o
4,000,000 vendor Class B performance options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);

o	424,372 director options exercisable at A$0.87 each on or before December 5, 2026; and
o	600,000 director options exercisable at A$1.33 each on or before September 9, 2025.

•	The Unlisted Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);

•	Shares issued on exercise of the Unlisted Options rank equally with the then Shares of the Company;

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Unlisted Options;

•
If there is any reconstruction of the issued share capital of the Company, the rights of the Unlisted Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and

•	No application for quotation of the Unlisted Options will be made by the Company.

(d)	Terms and conditions of Performance Rights

Performance Rights granted as share-based payments have the following terms and conditions:

•	Each Performance Right automatically converts into one Share upon vesting of the Performance Right;

•	Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;

•	The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:

o	1,325,000 employee performance rights that vest upon achieving a 30-day VWAP of A$2.00 per share (25,000 expiring December 22, 2024 and 1,300,000 expiring April 23, 2026);
o
7,811,667 employee performance rights that vest upon achieving a 30-day VWAP of A$3.00 per share (25,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 7,536,667 expiring April 23, 2026, and 100,000 expiring December 22, 2026);

o
16,476,668 employee performance rights that vest upon achieving a 30-day VWAP of A$4.00 per share (1,000,000 expiring April 6, 2025, 50,000 expiring December 22, 2025, 150,000 expiring March 1, 2026, 11,771,668 expiring April 23, 2026, 175,000 expiring December 22, 2026 and 3,330,000 expiring December 21, 2028); and

o
1,856,000 employee performance rights that vest upon achieving various (non-market based) performance conditions (1,000,000 expiring April 6, 2025, 271,000 expiring December 22, 2025, 55,000 expiring December 31, 2025, 200,000 expiring April 23, 2026, 275,000 expiring December 22, 2026, and 55,000 expiring December 31, 2026).

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

14.	RESERVES (continued)

(e)	Terms and conditions of Restricted Stock Units

Restricted stock units (“RSUs”) granted as share-based payments have the following terms and conditions:

•	Each RSU automatically converts into one Share upon vesting of the RSU;

•	Each RSU is subject to service based performance conditions (as determined by the Board from time to time) which must be satisfied in order for the RSU to vest;

•	The RSUs outstanding at the end of the financial year have the following conditions and expiry dates:

o	199,998 director RSUs that vest upon achieving various service-based conditions, expiring September 9, 2025;

o	282,912 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2026;

o	405,124 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2027; and

o	3,489,000 employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2027.

•	Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the RSUs;

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

(f)	Movements in foreign currency translation reserve during the year

	2024	2023
	US$	US$
Balance at start of year	(1,008,244)	(596,331)
Exchange differences arising on translation into presentation currency	(170,014)	(411,913)
Balance at June 30	(1,178,258)	(1,008,244)

15	ACCUMULATED LOSSES

	2024	2023
	US$	US$
Balance at start of year	(52,196,828)	(34,752,074)
Net loss for the year	(21,843,646)	(17,444,754)
Adjustment for expiry of employee rights	158,424	-
Balance at June 30	(73,882,050)	(52,196,828)

16.	LOSS PER SHARE

	2024 US$	2023 US$	2022 US$
Basic loss per share	(0.10)	(0.11)	(0.16)
Diluted loss per share	(0.10)	(0.11)	(0.16)

The following reflects the income and share data used in the calculations of basic earnings per share:

	2024 US$	2023 US$	2022 US$
Net loss	(21,843,646)	(17,444,754)	(21,521,237)
Net loss used in calculating basic and dilutive earnings per share	(21,843,646)	(17,444,754)	(21,521,237)

	Number of Ordinary Shares 2024	Number of Ordinary Shares 2023	Number of Ordinary Shares 2022
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	217,842,947	168,029,357	134,609,413

(a)	Anti-Dilutive Securities

As at June 30, 2024, 11,749,372 Unlisted Options, 27,469,335 Performance Rights, 4,377,034 Restricted Stock Units and 39,600,000 Performance Shares, which together represent 83,195,741 potential Ordinary Shares (2023: 92,581,743), were not included in the calculation of diluted loss per share because they are considered anti-dilutive as they would decrease the loss per share for the years presented.

(b)	Conversions, Calls, Subscriptions or Issues after June 30, 2024
Subsequent to June 30, 2024, the Company has:
•	issued 3,701,630 ordinary shares pursuant to a placement of ordinary shares; and
•	issued 25,000 ordinary shares pursuant to the exercise of unlisted options.

Other than as above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

17.	RELATED PARTIES

(a)	Subsidiaries

	Country of Incorporation	Equity Interest
		2024%	2023%	2022%
Hyperion Metals (Australia) Pty Ltd	Australia	100	100	100
IperionX Critical Minerals LLC	United States	100	100	100
IperionX Technology LLC	United States	100	100	100
IperionX Inc.	United States	100	100	-
Calatos Pty Ltd LLC	United States	-	100	100

(b)	Ultimate Parent

IperionX Limited is the ultimate parent of the Group.

(c)	Key Management Personnel

The aggregate compensation made to Key Management Personnel of the Group is set out below:

	2024 US$	2023 US$	2022 US$
Short-term employee benefits	3,100,958	2,109,813	1,503,275
Post-employment benefits	68,300	47,502	25,114
Share-based payments	2,749,346	1,650,382	7,146,121
Total compensation	5,918,604	3,807,697	8,674,510

No loans were provided to or received from Key Management Personnel during the year ended June 30, 2024 (2023: nil) (2022: nil).

(d)	Other transactions with Related Parties

Performance Industries, Inc., a company associated with Mr. Scott Sparks, Chief Operating Officer of the Company, was paid US$53,138 during the 2024 financial year for the provision of engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.

Mr. Gregory Swan provides services as the Company Secretary through a services agreement with Apollo Group. Apollo Group was paid or is payable A$413,000 (2023: $318,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group. The agreement has no fixed term and is able to be terminated by either party by providing one (1) months’ notice. The Company considers that the services provided by Apollo Group were provided on an arm’s length or better basis.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

18.	SHARE-BASED PAYMENTS

(a)	Recognised share-based payment expense

From time to time, the Group grants ordinary shares (“Shares”), unlisted options (“Options”), performance rights (“Rights”), and restricted stock units (“RSUs”) to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of Shares, Options, Rights, and RSUs granted, and the terms of the Shares, Options, Rights, and RSUs granted are determined by the Board. Shareholder approval is sought where required.

During fiscal 2024, fiscal 2023, and fiscal 2022 the following equity-settled share-based payments have been recognized in profit or loss:

	2024 US$	2023 US$	2022 US$
Expense arising from staff remuneration arrangements	(3,791,541)	(2,589,413)	(8,340,328)
Total expense arising from equity-settled share-based payment transactions	(3,791,541)	(2,589,413)	(8,340,328)

18.	SHARE-BASED PAYMENTS (continued)
In addition to share-based payment expenses recognised through profit or loss, a share-based payment of US$2,000,000 was recognised as an asset (prepayments) during the 2024 financial year, relating to the issue of 3,006,163 new fully paid ordinary shares to nominees of Blacksand in lieu of future cash option payments totalling US$2,000,000 owed to Blacksand under the option agreement between the Company and Blacksand.
(b)	Summary of securities granted as share-based payments

The following table illustrates the number and weighted average exercise prices (“WAEP”) of Options, Rights, and RSUs granted as share-based payments during fiscal 2024, fiscal 2023, and fiscal 2022:

	2024 Number	2024 WAEP	2023 Number	2023 WAEP	2022 Number	2022 WAEP
Outstanding at beginning of year	52,981,743	(A$0.14)	52,044,000	A$0.12	54,749,214	A$0.19
Options granted during the year	-	-	1,424,372	A$1.03	600,000	A$1.33
Rights granted during the year	4,021,000	-	1,935,000	-	11,295,000	-
RSUs granted during the year	3,894,124	-	424,372	-	600,000	-
Listed Options exercised during the year			-	-	(12,606,704)	(A$0.20)
Options exercised during the year	(11,262,000)	(A$0.35)	(2,237,000)	(A$0.26)	(2,576,000)	(A$0.22)
Rights converted during the year	(5,147,665)	-	(329,000)	-	-	-
RSUs converted during the year	(341,461)	-	(200,001)	-	-	-
Listed Options expired during the year	-	-	-	-	(17,510)	(A$0.20)
Rights lapsed during the year	(550,000)	-	(80,000)	-	-	-
Outstanding at end of year	43,595,741	A$0.08	52,981,743	(A$0.14)	52,044,000	A$0.12

The following Options, Rights and RSUs were granted as share-based payments during fiscal 2024, fiscal 2023, and fiscal 2022:

2024	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Shares	116,538	15-Aug-23	-	-	-	$0.983
Series 2	Rights	21,000	15-Aug-23	22-Dec-24	-	-	$1.095
Series 3	Rights	10,000	15-Aug-23	22-Dec-25	-	-	$1.095
Series 4	Rights	10,000	15-Aug-23	22-Dec-26	-	-	$1.095
Series 5	Rights	200,000	18-Dec-23	23-Apr-26	-	$3.00	$0.788
Series 6	Rights	300,000	18-Dec-23	23-Apr-26	-	$4.00	$0.630
Series 7	Rights	3,330,000	18-Dec-23	21-Dec-28	-	$4.00	$1.008
Series 8	Shares	388,000	30-Jan-24	-	-	-	$1.365
Series 9	Shares	50,000	30-Jan-24	-	-	-	$1.365
Series 10	RSUs	1,434,000	26-Mar-24	31-Dec-27	-	-	$2.270
Series 11	RSUs	2,055,000	9-Apr-24	31-Dec-27	-	-	$2.270
Series 12	RSUs	405,124	22-Nov-23	5-Dec-27	-	-	$1.415
Series 13	Rights	75,000	21-May-24	23-Apr-26	-	$3.00	$1.612
Series 14	Rights	75,000	21-May-24	23-Apr-26	-	$4.00	$1.322

2023	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Options	1,000,000	14-Sep-22	14-Sep-25	A$1.10	-	$0.519
Series 2	Options	424,372	25-Nov-22	05-Dec-26	A$0.87	-	$0.424
Series 3	RSUs	424,372	25-Nov-22	05-Dec-26	-	-	$0.740
Series 4	Rights	400,000	8-Aug-22	23-Apr-26	-	A$3.00	$0.354
Series 5	Rights	400,000	8-Aug-22	23-Apr-26	-	A$4.00	$0.293
Series 6	Rights	200,000	8-Aug-22	23-Apr-26	-	-	$0.675
Series 7	Rights	10,000	6-Sep-22	23-Apr-26	-	A$2.00	$0.617
Series 8	Rights	15,000	6-Sep-22	23-Apr-26	-	A$3.00	$0.496
Series 9	Rights	35,000	6-Sep-22	23-Apr-26	-	A$4.00	$0.428
Series 10	Rights	10,000	6-Jun-22	23-Apr-26	-	A$2.00	$0.556
Series 11	Rights	15,000	6-Jun-22	23-Apr-26	-	A$3.00	$0.460
Series 12	Rights	20,000	6-Jun-22	23-Apr-26	-	A$4.00	$0.390
Series 13	Rights	10,000	8-Jun-22	31-Dec-24	-	-	$0.780
Series 14	Rights	10,000	8-Jun-22	31-Dec-25	-	-	$0.780
Series 15	Rights	10,000	8-Jun-22	31-Dec-26	-	-	$0.780
Series 16	Shares	687,623	20-Dec-22	-	-	-	$0.775
Series 17	Rights	400,000	1-Feb-23	31-Jan-27	-	-	$0.880
Series 18	Rights	25,000	16-Mar-23	23-Apr-26	-	A$3.00	$0.286
Series 19	Rights	25,000	16-Mar-23	23-Apr-26	-	A$4.00	$0.219
Series 20	Rights	175,000	1-Apr-23	23-Apr-26	-	A$3.00	$0.321
Series 21	Rights	175,000	1-Apr-23	23-Apr-26	-	A$4.00	$0.247

2022	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Rights	200,000	19-Jul-21	22-Dec-24	-	-	$0.930
Series 2	Rights	200,000	19-Jul-21	22-Dec-25	-	-	$0.930
Series 3	Rights	200,000	19-Jul-21	22-Dec-26	-	-	$0.930
Series 4	Rights	25,000	19-Jul-21	23-Apr-26	-	$4.00	$0.710
Series 5	Rights	25,000	19-Jul-21	23-Apr-24	-	$2.00	$0.699
Series 6	Rights	25,000	19-Jul-21	23-Apr-24	-	$3.00	$0.591
Series 7	Rights	1,000,000	01-Sep-21	23-Apr-26	-	$3.00	$1.195
Series 8	Rights	1,000,000	01-Sep-21	23-Apr-26	-	$4.00	$1.131
Series 9	RSUs	600,000	13-Sep-21	09-Sep-25	-	-	$1.170
Series 10	Options	600,000	13-Sep-21	09-Sep-25	$1.33	-	$0.775
Series 11	Rights	4,000	11-Oct-21	22-Dec-24	-	-	$1.100
Series 12	Rights	6,000	11-Oct-21	22-Dec-25	-	-	$1.100
Series 13	Rights	10,000	11-Oct-21	22-Dec-26	-	-	$1.100
Series 14	Rights	40,000	12-Oct-21	22-Dec-24	-	-	$1.070
Series 15	Rights	40,000	12-Oct-21	22-Dec-25	-	-	$1.070

18.	SHARE-BASED PAYMENTS (continued)

(b)	Summary of securities granted as share-based payments (continued)

2022 (Continued)	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 16	Rights	40,000	12-Oct-21	22-Dec-26	-	-	$1.070
Series 17	Rights	225,000	14-Oct-21	23-Apr-26	-	$4.00	$0.801
Series 18	Rights	25,000	14-Oct-21	23-Apr-24	-	$2.00	$0.790
Series 19	Rights	125,000	14-Oct-21	23-Apr-24	-	$3.00	$0.663
Series 20	Rights	15,000	08-Nov-21	22-Dec-24	-	-	$0.955
Series 21	Rights	15,000	08-Nov-21	22-Dec-25	-	-	$0.955
Series 22	Rights	15,000	08-Nov-21	22-Dec-26	-	-	$0.955
Series 23	Rights	30,000	15-Nov-21	31-Dec-24	-	-	$0.990
Series 24	Rights	30,000	15-Nov-21	31-Dec-25	-	-	$0.990
Series 25	Rights	30,000	15-Nov-21	31-Dec-26	-	-	$0.990
Series 26	Rights	3,500,000	25-Nov-21	23-Apr-26	-	$4.00	$0.644
Series 27	Rights	250,000	06-Dec-21	23-Apr-26	-	$2.00	$0.703
Series 28	Rights	250,000	06-Dec-21	23-Apr-26	-	$3.00	$0.642
Series 29	Rights	500,000	06-Dec-21	23-Apr-26	-	$4.00	$0.594
Series 30	Rights	50,000	15-Dec-21	22-Dec-26	-	-	$0.752
Series 31	Rights	314,998	15-Dec-21	23-Apr-26	-	$2.00	$0.728
Series 32	Rights	100,000	15-Dec-21	22-Dec-26	-	-	$0.700
Series 33	Rights	315,001	15-Dec-21	23-Apr-26	-	$3.00	$0.665
Series 34	Rights	150,000	15-Dec-21	22-Dec-26	-	-	$0.658
Series 35	Rights	325,001	15-Dec-21	23-Apr-26	-	$4.00	$0.616
Series 36	Rights	30,000	01-Jan-22	31-Dec-24	-	-	$0.910
Series 37	Rights	30,000	01-Jan-22	31-Dec-25	-	-	$0.910
Series 38	Rights	30,000	01-Jan-22	31-Dec-26	-	-	$0.910
Series 39	Rights	50,000	01-Jan-22	22-Dec-25	-	$4.00	$0.634
Series 40	Rights	25,000	31-Jan-22	22-Dec-26	-	$4.00	$0.695
Series 41	Rights	25,000	31-Jan-22	22-Dec-24	-	$2.00	$0.684
Series 42	Rights	25,000	31-Jan-22	22-Dec-25	-	$3.00	$0.677
Series 43	Rights	1,000,000	29-Mar-22	06-Apr-25	-	-	$1.235
Series 44	Rights	1,000,000	29-Mar-22	06-Apr-25	-	$4.00	$0.840

(c)	Weighted Average Remaining Contractual Life

At June 30, 2024, the weighted average remaining contractual life of Unlisted Options, Performance Rights and Restricted Stock Units that had been granted as share-based payments was 2.03 years (2023: 2.27 years) (2022: 3.17 years).

18.	SHARE-BASED PAYMENTS (continued)

(d)	Weighted Average Fair Value

The weighted average fair value of Unlisted Options, Performance Rights and Restricted Stock Units granted as share-based payments by the Group during the year ended June 30, 2024 was A$1.57 (2023: A$0.51) (2022: A$0.85).

(e)	Range of Exercise Prices

At June 30, 2024, the range of exercise prices of Unlisted Options that had been granted as share-based payments was A$0.20 to A$1.33 (2023: A$0.20 to A$0.1.33) (2022: A$0.20 to A$0.1.33).

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

The tables below list the inputs to the valuation models used for Options, Rights, and RSUs granted by the Group during fiscal 2024 and fiscal 2023:

	2024		2023			2022
	RSUs and Rights that don’t have market- based vesting conditions	Rights that have market- based vesting conditions	Options	RSUs and Rights that don’t have market- based vesting conditions	Rights that have market- based vesting conditions	Options	RSUs and Rights that don’t have market- based vesting conditions	Rights that have market- based vesting conditions
Fair value at grant date (weighted average)	A$2.170	A$0.986	A$0.491	A$0.782	A$0.322	A$0.775	A$1.115	A$0.784
Share price at grant date (weighted average)	A$2.170	A$1.361	A$0.880	A$0.927	A$0.708	A$1.170	A$1.115	A$1.022
Vesting hurdle (30-day VWAP) (weighted average)	-	A$3.931	-	-	A$3.49	-	-	A$3.65
Exercise price (weighted average)	-	-	A$1.03	-	-	A$1.33	-	-
Expected life (weighted average) (1)	3.79 years	4.56 years	3.31 years	4.42 years	3.51 years	3.99 years	3.74 years	4.28 years
Risk-free interest rate (weighted average)	-	3.752%	3.310%	-	2.965%	0.175%	-	1.317%
Expected volatility (weighted average) (2)	-	80%	87%	-	78%	100%	-	100%
Expected dividend yield (3)	-	-	-	-	-	-	-	-

Notes:

(1)	The expected life is based on the expiry date of the options or rights.
(2)	The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome.
(3)	The dividend yield reflects the assumption that the current dividend payout will remain unchanged.

19.	SEGMENT INFORMATION

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
(a)	Reconciliation of non-current assets by geographical location

	2024	2023
	US$	US$
United States of America	13,887,873	10,048,804
	13,887,873	10,048,804

20.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

(a)	Overview

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

There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:

		2024	2023
	Note	US$	US$
Cash and cash equivalents	5	33,157,356	11,937,941
Trade and other receivables		2,302,010	228,395
		35,459,366	12,166,336

With respect to credit risk arising from cash and cash equivalents, the Group’s exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.

Trade and other receivables comprise primarily deposits, accrued interest and GST refunds due. Where possible the Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. There were no past due receivables at the date of this report.

20.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(c)	Liquidity Risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2024, the Group had sufficient liquid assets to meet its financial obligations.

The Group had no financial covenants during the 2024 and 2023 financial periods, as the Group’s lease liabilities and other loans and borrowings do not impose any financial covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

The contractual maturities of financial liabilities, including estimated interest payments, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤1 year	1-5 years	≥5 years	Total contractual cash flows	Carrying amount of liabilities
	US$	US$	US$	US$	US$
2024
Financial liabilities
Trade and other payables	2,317,830	-	-	2,317,830	2,317,830
Lease liabilities	439,382	1,336,962	-	1,776,344	1,465,780
Other loans and borrowings	6,373	20,117	-	26,490	24,893
	2,763,585	1,357,079	-	4,120,664	3,808,503
2023
Financial liabilities
Trade and other payables	1,180,984	-	-	1,180,984	1,180,984
Lease liabilities	376,655	613,773	-	990,427	944,451
Other loans and borrowings	5,970	27,988	-	33,958	30,863
	1,563,609	641,761	-	2,205,370	2,156,298

(d)	Interest Rate Risk

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

At the reporting date, the interest rate profile of the Group’s interest-bearing financial instruments was:

		2024	2023
	Note	US$	US$
Interest-bearing financial instruments
Cash at bank and on hand	5	33,157,356	11,937,941
		33,157,356	11,937,941

The Group’s cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 4.16% (2023: 3.09%).

The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

20.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(d)	Interest Rate Risk (continued)

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

	Profit or loss		Equity
	+0.5% US$	-0.5% US$	+0.5% US$	-0.5% US$
2024
Cash and cash equivalents	165,787	(165,787)	165,787	(165,787)
2023
Cash and cash equivalents	59,690	(59,690)	59,690	(59,690)

(e)	Foreign Currency Risk

Foreign currency risk is the risk that the fair value of future cash outflows will fluctuate because of changes in foreign currency exchange rates.

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

It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.

At the reporting date, the Group’s exposure to financial instruments denominated in currencies other than the functional currency of the group entity:

Assets and liabilities denominated in currencies other than the functional currency of the group entity	2024 US$ Equivalent	2023 US$ Equivalent
Financial assets
Cash and cash equivalents	25,268,133	8,498,094
Financial liabilities
Trade and other payables	(256,267)	(171,559)
Net exposure	25,011,866	8,326,535

Foreign exchange rate sensitivity

At the reporting date, had the US$ appreciated or depreciated against the $A, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity
	+10% US$	-10% US$	+10% US$	-10% US$
2024
Group	2,501,186	(2,501,186)	2,501,186	(2,501,186)
2023
Group	832,653	(832,653)	832,653	(832,653)

20.	FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)

(f)	Commodity Price Risk

The Group’s major commodity price exposure is to the price of titanium and titanium products. The price of titanium is affected by numerous factors beyond the control of the Group. The Group is currently researching, developing and commercializing its titanium metal technologies and exploring its mineral properties in the United States. To date, the Group has not had significant sales of titanium and titanium products, but anticipates product sales once the Group’s Titanium Production Facility in Virginia has been fully commissioned and started production. We currently do not enter into hedging or derivative transactions to manage commodity price risk.

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

21.	CONTINGENT ASSETS AND LIABILITIES

Titan Project

The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. At June 30, 2024, the Group had entered into exclusive option agreements with local landowners in Tennessee, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, the acres of surface property and the associated mineral rights from the local landowners. As of June 30, 2024, the Titan Project comprised approximately 11,054 acres of surface and associated mineral rights in Tennessee, of which approximately 1,486 acres are owned by IperionX, approximately 242 acres are subject to long-term lease by IperionX, and approximately 9,326 acres are subject to exclusive option agreements with IperionX. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

Blacksand Technology, LLC

At June 30, 2024, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand Technology LLC (“Blacksand”). Blacksand holds the exclusive commercial rights for more than 40 global patents through a license agreement with the University of Utah including global patents for technologies that can produce low-cost and low-carbon titanium metal. IperionX may exercise its option any time prior to 31 December 2024 (“Option Period”). At June 30, 2024, as consideration for the option, IperionX has made option payments to Blacksand totalling US$5,500,000 during the Option Period (US$1,500,000 paid in January 2023, US$1,500,000 paid in June 2023, US$500,000 paid in January 2024, and US$2,000,000 satisfied through the issue of shares in IperionX in January 2024), with a final option payment of US$500,000 payable in July 2024. If IperionX chooses to exercise its option, IperionX shall pay Blacksand: (1) any option payments that have not been paid at the date of exercise; and (2) an additional US$. Subject to shareholder approval, IperionX may elect to satisfy 30% of the total purchase price through the issue of shares in IperionX. IperionX shall also commit to donate US$1,000,000 to establish an endowed chair professorship at the University of Utah in Dr. Fang’s name. If net sales from the acquired assets exceed US$300,000,000, then IperionX shall pay Blacksand a royalty equal to 0.5% of net sales in excess of US$300,000,000 for the life of the licensed patents. If IperionX chooses not to exercise its purchase option, IperionX retains exclusive options to licence key technologies from Blacksand, including HAMR and HSPT technologies that can produce low-cost and low-carbon titanium metal, for consideration comprising a license fee and a royalty.

22.	EVENTS SUBSEQUENT TO BALANCE DATE

(a)
On October 21, 2024, the Company announced that it had received firm commitments for a placement of 31.3 million new fully paid ordinary shares at an issue price of A$3.20 per share to raise gross proceeds of A$100 million (approximately US$67 million) before costs. On October 25, 2024, the Company completed the first tranche of the placement, comprising 30.7 million shares to institutional, sophisticated and professional investors;

(b)
On September 23, 2024, the Company announced that it had executed a sourcing contract (Contract) for the supply of manufactured metal components for Ford Motor Company (Ford). The term of the Contract runs for 45 months commencing in 2025, with the Company contracted to supply titanium metal powder and manufacture components. Total revenues from the contract are expected to be approximately US$11 million. Actual revenues and Contract timing are subject to Ford’s annual volume estimates and final delivery schedule, which may change, as well as potential changes to component designs prior to the commencement of production, which are subject to a final engineering design; and

(c)
On July 7, 2024, the Company completed the second and final tranche of a placement of 26.2 million new fully paid ordinary shares at an issue price of A$1.91 per share to raise gross proceeds of A$50.0 million (US$33.4 million) before costs. The second tranche consisted of 0.4 million shares to institutional, sophisticated and professional investors and 3.3 million shares to Directors of the Company following shareholder approval.

Other than the above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2024 that have significantly affected or may significantly affect:

•	the operations, in financial years subsequent to June 30, 2024, of the Group;

•	the results of those operations, in financial years subsequent to June 30, 2024, of the Group; or

•	the state of affairs, in financial years subsequent to June 30, 2024, of the Group.