Form 20-F
period 2025-06-30
IPERIONX Ltd
filed 2025-10-14
CIK 1898601

As filed with the Securities and Exchange Commission on October 14, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2025
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
______________________________________
(1)Evidenced by American Depositary Receipts
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
______________________________________
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2025:
319,927,854 ordinary shares
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

Large accelerated filer	☒	Accelerated filer	☐	Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
☐     U.S. GAAP
 ☒    International Financial Reporting Standards as issued by the International Accounting Standards Board
 ☐     Other
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
Yes ☐ No ☐

GLOSSARY OF TERMS AND DEFINITIONS
When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

ADSs	American Depository Shares
ALC	Australian land corporation
AMC	Advanced Manufacturing Center
Apollo Group	Apollo Group Pty Ltd
ARPA-E	Advanced Research Projects Agency-Energy
ARHTM	IperionX proprietary technology for alkaline roasting and hydrolysis
ASIC	Australian Securities and Investments Commission
ASTM	American Society of Testing and Materials
ASX	Australian Securities Exchange
Blacksand	Blacksand Technology LLC
CAA	Clean Air Act
CAP	Compensation Advisory Partners
CCO	Chief Commercial Officer
CEO	Chief Executive Officer
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act
CFI	Conduit foreign income
CFO	Chief Financial Officer
CO2e	Carbon dioxide equivalents
COO	Chief Operating Officer
CSO	Chief Strategy Officer
CWA	Clean Water Act
DoW	Department of War
DRS	Direct Registration System
DTC	Depository Trust Company
DPA Title III	a provision of the Defense Production Act of 1950 that allows the President to expand the production and supply of critical materials necessary for national defense.
ECL	Expected credit loss
EPA	United States Environmental Protection Agency
EPS	Earnings per share
ESA	Endangered Species Act
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
FATA	Foreign Acquisition and Takeovers Act
FIP	Foreign Investment Policy
FIRB	Foreign Investment Review Board
GHGs	Greenhouse gases
Green RutileTM	IperionX proprietary technology for low carbon titanium mineral enrichment
GSDTM	IperionX proprietary technology for the granulation sintering deoxygenation process
HAMRTM	IperionX patented technology for hydrogen assisted metallothermic reduction
HMAPL	Hyperion Metals (Australia) Pty Ltd
HSPTTM	IperionX patented technology for hydrogen sintering and phase transformation process
HfO₂	Hafnium Dioxide
IAS	International Accounting Standards
IASB	International Accounting Standards Board

IBAS	U.S. DoW Industrial Base Analysis and Sustainment grant program
IFRS	International Financial Reporting Standards
IperionX Limited	“Company” or “IperionX”, “Consolidated Entity” or “Group”
IP	Intellectual property
IPF	Industrial Pilot Facility in Salt Lake City, Utah
IRS Code	Internal Revenue Code of 1986, as amended
JORC Code	Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia
kg	kilogram
KMP	Key Management Personnel
KPI’s	Key performance indicators
LCA	Life Cycle Assessment
LTI’s	Long term incentives
LTIP	Long-term incentive plan
Mt	Metric ton
N/A	Not applicable
Nasdaq	Nasdaq Capital Market
NEDs	Non-Executive Directors
NEPA	National Environmental Policy Act
Ordinary Shares	Common shares, equity instruments that give shareholders voting rights and potential dividends
PCAOB	Public Company Accounting Oversight Board
Performance Rights	Unquoted performance rights
Performance Shares	Contingent stock awards that are vesting based on performance metrics
PFIC	Passive foreign investment company
QEF	Qualified Electing Fund
QP	Qualified Person
R&D	Research and development
RCRA	Resource Conservation and Recovery Act
REE	Rare earth elements
RSUs	Restricted stock units
Regulation FD	Regulation Fair Disclosure
SBIR	Small Business Innovation Research
SDWA	Safe Drinking Water Act
SEC	Securities and Exchange Commission
Securities Act	U.S. Securities Act of 1933
S-K 1300	Regulation S-K, Subpart 1300, under the Securities Act of 1933, as amended
SPCC plans	Spill prevention, control and countermeasure plans
STI	Short term incentives
Technologies	IperionX's collection of patents to certain titanium and metal alloy production technologies
THM	Metric tons of total heavy metal
TiCl4	Titanium tetrachloride
TiO2	Titanium dioxide
TiH2	Titanium hydride
Ti-6Al-4V	Grade 5 titanium alloy
Titan Project	Titan Critical Minerals Project in Tennessee
tpa	Tons per annum
TPF	Titanium Production Facility

TREO	Total rare earth oxides
Treaty	the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended
U.S.	United States of America
USACE	U.S. Army Corps of Engineers
U.S. GAAP	U.S. generally accepted accounting principles
UIC	Underground Injection Control
Unlisted Options	Unquoted incentive options
VWAP	Volume-weighted average price
WA	Weighted average
WCP	Wet Concentrator Plant
ZrO2	Zirconium Dioxide

INTRODUCTION
IperionX is set to be a leading American titanium metal and critical materials company – using patented titanium technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.
IperionX’s award-winning patented technology portfolio enables high strength forged titanium alloy products at low cost, with class-leading sustainability and superior process energy efficiencies when compared to current industry methods such as the Kroll process.
Using its technologies, IperionX has now transitioned to be a growing commercial producer of titanium metal products in the United States.
IperionX produces low-cost and high-quality angular and spherical titanium powder, which is used to produce near-net-shape and final titanium parts through powder metallurgy or additive manufacturing. These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished high-performance titanium products when compared to traditional titanium industry supply chains.
Operations are underway to re-shore a low cost, sustainable, U.S. titanium supply chain
Titanium has superior material properties that are prized across advanced industries, including high strength, light weight and corrosion resistance.
However, the U.S. no longer produces any primary titanium metal (i.e. titanium sponge), including for defense, with China and Russia controlling around 75% of global supply.
IperionX is now actively re-shoring a low-cost, sustainable U.S. titanium supply chain, through the commercialization of its titanium technologies and its commercial operations in Virginia.
Commissioning of initial commercial operations is complete; an order of magnitude scale up is now underway
IperionX has demonstrated commercial-scale titanium production, with the commissioning and commencement of commercial operations at the Titanium Manufacturing Campus in Virginia, United States, at a rate of 125 metric tons per year, and has detailed its plans to scale up to 1,400 metric tons per year in 2027.
Global leadership in advanced manufacturing of high-performance titanium components
IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of over 10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum.
The aggregate market value of the registrant's voting and non-voting shares held by non-affiliates of the registrant on December 31, 2024, the last business day of the registrant's most recently completed second fiscal quarter was approximately $1.08 billion (assuming that the registrant's only affiliates are its officers, directors and non-institutional 10% shareholders) based upon the closing market price on that date of A$5.50 per share as reported on the Nasdaq Capital Market.

ABOUT THIS ANNUAL REPORT
Unless otherwise indicated or the context implies otherwise, any reference in this annual report on Form 20-F to:
•“IperionX” refers to IperionX Limited, an Australian corporation;
•“the Company,” “the Group”, “we,” “us,” or “our” refer to IperionX and its consolidated subsidiaries, through which it conducts its business, unless otherwise indicated;
•“shares” or “ordinary shares” refers to ordinary shares of IperionX;
•“ADS” refers to the American Depositary Shares; and
•“ASX” refers to the Australian Securities Exchange.
Unless otherwise indicated, all references to “A$” are to Australian dollars, and all references to “US$” and “$” are to United States dollars. Our financial statements are presented in U.S. dollars which is the Company’s presentation currency. This annual report on Form 20-F contains references to U.S. dollars where the underlying transaction or event was denominated in U.S. dollars. This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”
CAUTIONARY NOTE TO UNITED STATES INVESTORS
We are subject to the reporting requirements of the applicable U.S. and Australian securities laws, and as a result we will report any mineral reserves and mineral resources as required by both of these standards. As an Australian listed public company, we are required to report in Australia any estimates of mineral resources and ore reserves in terms of “Measured, Indicated and Inferred” Mineral Resources and “Proved and Probable” Ore Reserves in compliance with the JORC 2012, Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. The JORC Code was prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. These defined terms contained within the JORC Code differ in some respects from the definitions under the U.S. Securities Act of 1933, as amended, including in Regulation S-K 1300.
Information about mineral reserves and resources, if any, contained in our filings with the SEC also will be presented in compliance with S-K 1300. While guidelines for reporting mineral resources, including subcategories of measured, indicated and inferred resources, are largely similar between JORC Code and S-K 1300 standards, information contained in our future SEC filings that describes mineral deposits may not be directly comparable to similar information made public by other U.S. companies under the SEC’s old reporting standard, Industry Guide 7, or to similar information published by other ASX-listed companies. Investors are cautioned that any public disclosure we make in Australia as to mineral reserves or resources in accordance with ASX Listing Rules will not form a part of our SEC filings except to the extent stated therein.
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
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain information included in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act. Such forward-looking statements concern our anticipated results and progress of our operations in future periods, planned exploration and, if warranted, development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate”, “believe”, “expect”, “estimate”, “may”, “will”, “could”, “leading”, “intend”, “contemplate”, “aim”, “shall” and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Forward-looking statements in this annual report on Form 20-F include, but are not limited to, statements with respect to: risks related to our limited operating history in the titanium metal manufacturing industry; risks related to our ability to commercialize our titanium technologies; risks related to our ability to produce titanium metal powders and products to customers’ exact specification; risks related to our ability to identify and contract long-term offtake customers for our titanium metal products; risks related to our limited operating history in the minerals extraction industry; risks related to our status as an exploration stage company; risks related to our ability to identify mineralization and achieve commercial minerals extraction; risks related to minerals extraction, exploration and extraction site construction, if warranted, on our properties; risks related to our ability to fully achieve and maintain profitability and to develop positive cash flow from any minerals extraction activities; risks related to investment risk and operational costs associated with our exploration activities; risks related to our ability to access capital and the financial markets; risks related to compliance with government regulations; risks related to our ability to acquire necessary minerals extraction licenses, permits or access rights; risks related to environmental liabilities and reclamation costs; risks related to volatility in minerals and metals prices or demand for minerals and metals; risks related to stock price and trading volume volatility; risks relating to the development of an active trading market for the ADSs; risks related to ADS holders not having certain shareholder rights; risks related to ADS holders not receiving certain distributions; risks related to our status as a foreign private issuer; and risks related to the other matters described in the section titled “Risk Factors.”
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
PRESENTATION OF FINANCIAL INFORMATION
Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; for example, fiscal 2025 refers to our fiscal year ended June 30, 2025.
Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report are presented in U.S. dollars and have been prepared in accordance with IFRS as issued by the IASB which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. As a result, our financial statements may not be comparable to the financial statements of U.S. companies. Because the U.S. SEC has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP from foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.
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

QUALIFIED PERSON
Unless otherwise indicated, the disclosure of exploration results and mineral resources included in this annual report is based on, and accurately reflects, information and supporting documentation prepared, reviewed and approved by Karst Geo Solutions, LLC, who is a qualified person within the meaning of S-K 1300 and is not affiliated with the Company.
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
ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3    KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.

D.Risk Factors
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
We incurred net losses of $35.3 million and $21.8 million for fiscal 2025 and fiscal 2024, respectively. We incurred net cash outflows from operating and investing activities of $46.1 million and $25.1 million for fiscal 2025 and fiscal 2024, respectively. We believe that we will continue to incur net losses until the recently commenced commercial scale production of titanium metals ramps up. At June 30, 2025, we had cash reserves of $54.8 million and net assets of $92.4 million.
In the longer term, the successful scale-up of the Company’s titanium metal production capacity and/or the development of economically recoverable mineral deposits on the Company’s mineral properties depends on the ability of the Company to obtain financing through equity financing, debt financing or other means. If the Company’s exploration programs are ultimately successful, additional funds will be required to expand the Company’s titanium metal production capacity and/or develop the Company’s mineral properties and to place them into commercial production. The ability to arrange such funding in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to raise additional funding on terms satisfactory to the Company. If adequate funding is not available, the Company may be required to delay, reduce the scope of, or eliminate its future business activities or relinquish rights to certain of its interests.
Although the Company’s financial statements for the year ended June 30, 2025 were prepared based on the assumption of going concern, failure to obtain additional funding on a timely basis could materially and adversely affect our plans for expansion, results of operations, cash flows, and financial condition or prospects.
Our continued growth depends on our ability to fully scale-up our commercial titanium metal production capacity and failure to commercially scale our closed-loop titanium production processes may result in material adverse impacts to, or failure to achieve, our growth projections.
Sustained growth of our company relies on our ability to fully scale up our titanium metal production capacity. Examples of things that could jeopardize that production progress include: an adverse event at a production facility; a delay in procuring necessary equipment for processing our titanium; and/or difficulty hiring and training qualified employees. If we are unsuccessful in reaching and maintaining expected production rates, including by failing to reach anticipated throughput, recoveries, uptimes, yields, or any combination thereof, within expected time frames or at all, we may not be able to build a sustainable or profitable metals technology business as currently expected or at all.
We announced in August 2024, that we had successfully commissioned our HAMR furnace, marking the first titanium de-oxygenation product run at our Virginia facility. Despite this success, it remains possible that we may have difficulty commercially scaling up our production processes at new or existing facilities at a sufficient level to generate meaningful revenue. Failure to do so may result in material adverse impacts to, or failure to achieve, our growth projections. This could be due to a variety of factors, including hiring and training new personnel, implementing new production processes, recalibrating and re-qualifying existing processes, the inability to achieve repeatable processes, impurities, defects with respect to the equipment or facilities, and the inability to achieve required yield levels. In the future, we may face construction delays or interruptions, infrastructure failure, or delays in upgrading or expanding existing facilities or changing our process technologies, which may adversely affect our ability to scale up production in accordance with our plans. Our failure to scale up our production on a timely basis could cause delays in product deliveries, which may result in the loss of customers and sales. For products that cannot meet the quality standards of our customers, we may suffer indemnification losses in addition to the production cost. It could also prevent us from recouping our investments in a timely manner or at all, and otherwise adversely affect our business and operating results.

Unanticipated costs or delays associated with our ongoing titanium metal commercialization may materially and adversely affect our financial condition or results of operations.
The full commercialization and scale-up of the Technologies will require the commitment of substantial resources and capital expenditures. Our future expenditures may increase as consultants, personnel and equipment associated with our efforts are added. The success of the full commercialization and scale-up of the Technologies and the amounts and timing of expenditures to fully commercialize and scale-up the Technologies will depend in part on the following: our ability to timely procure equipment or repair existing equipment, certain of which may involve long lead-times; maintaining, and procuring, as required, applicable federal, state and local permits; the results of consultants’ analysis and recommendations; negotiating contracts for equipment, earthwork, construction, equipment installation, labor and completing infrastructure and construction work; effects of planned and unplanned shut-downs and delays in our production; effects of stoppages or delays on construction projects; disputes with contractors or other third parties; negotiating sales and offtake contracts for our planned production; the execution of any joint venture agreements or similar arrangements with strategic partners; the impact of pandemics on our business, our strategic partners’ or suppliers’ businesses, logistics or the global economy; the impact of the wars on the global economy; the effects of inflation; and other factors, many of which are beyond our control. Most of these activities require significant lead times and must be advanced concurrently. Unanticipated costs or delays associated with a full commercialization and scale-up of the Technologies could materially and adversely affect our financial condition or results of operations and could require us to seek additional capital.
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
The extraction and processing of titanium minerals and the production of titanium metal products involve serious safety and operational risks. Operational problems or errors with the machinery could result in personal injury to or death of workers, the loss of production equipment, damage to manufacturing facilities, monetary losses, delays and unanticipated fluctuations in production. In addition, operational problems may result in environmental damage, administrative fines, increased insurance costs and potential legal liabilities. All of these safety and operational problems could materially and adversely affect our business, results of operations, cash flows, financial condition or prospects.
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
We expect to generate revenue from the sale of titanium products. As a result, our profitability could be adversely affected by changes in demand for, and the market price of, titanium products.
The success of our business will depend on the growth of existing and emerging uses for titanium.
The success of our business will depend on the growth of existing and emerging uses for titanium. Our business strategy principally relies on commercializing the Technologies to produce titanium products for markets including consumer electronics, aerospace, space, defense, medical, additive manufacturing and automotive. Our long-term success depends on the continued growth of these markets and successfully commercializing titanium metal products in such markets. Our estimates of market opportunity and market growth, whether derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. If these markets do not grow as we expect or if the demand for our intended products decreases, then our business, prospects, financial condition and operating results could be adversely affected.
If we are unable to protect our right to the Technologies, our business and competitive position could be adversely affected.
We rely heavily on our right to use our licensed Technologies to grow our business. We may not be able to prevent unauthorized use of such Technology, which could harm our business and competitive position. We rely upon a combination of license agreements, patents, trademarks and trade secret laws in the United States, as well as other contractual protections, to establish, maintain and enforce our rights. Despite our efforts to protect our rights to the Technologies, third parties may attempt to copy or otherwise obtain and use such Technology. Monitoring unauthorized use of such Technologies is difficult and costly, and any steps take to prevent misappropriation may not be sufficient, could be time-consuming and expensive and could divert management’s attention, which could harm our business, results of operations and financial condition.
In addition, companies holding patents or other intellectual property rights relating to titanium technologies may bring suits alleging infringement of such rights by us or otherwise asserting rights in or licenses to the Technologies. If we are determined to have infringed upon a third party’s intellectual property rights, we may be required to cease using the challenged intellectual property, to pay substantial damages or to obtain a license from the holder of the infringed rights. In the event of a successful claim of infringement against us, our business, prospects, operating results and financial condition could be materially adversely affected. In addition, any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources and management’s attention.
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
Our business may be adversely affected by the current and future political environment in the United States and the policies of the U.S. federal government, including changes in research grant funding policy or the potential critical materials designation of titanium metal. IperionX is currently undertaking a definitive feasibility study on the Titan Project, funded by the U.S. Department of Defense. A material reduction or termination of such funding would adversely affect our business, prospects, financial condition and operating results.

Some of our assets used in the TPF are acquired with federal government funds. The U.S. government holds the title with respect to such assets.
Our operations, particularly the TPF, rely on federal funds for the acquisition of certain assets, including equipment and real property. See “Item 5. Operating and Financial Review and Prospectus – Liquidity and Capital Resources- Funding Requirements and Capital Expenditures.” Under the terms of this funding arrangement, title to all equipment and real property acquired with federal funds vests with the U.S. government. The U.S. government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and subject to other conditions. This arrangement presents several risks to our business:
•Loss of Use of Certain Assets: Because the title to these assets is held by the U.S. government, we do not have full control over them. Any changes in government policy or a decision by the U.S. government not to transfer title of some or all of these assets to the Company at the end of the agreement could adversely affect our operations. If the U.S. government were to exercise its rights to reclaim these assets, we might be unable to continue operating the TPF effectively;
•Operational Disruptions: Some of the assets acquired with federal funds are integral to the operation of the TPF. If we are required to relinquish these assets to the U.S. government, it could jeopardize our ability to operate the facility. This could lead to operational disruptions, increased costs, and potential loss of revenue.
•Dependency on Federal Funding: Our reliance on federal funds for acquiring certain assets makes us dependent on continued government support. Any reduction in federal funding or changes in the terms of funding could impact our ability to acquire or operate certain assets in the future, thereby affecting our operational capabilities and financial performance.
•Regulatory and Compliance Risks: The use of federal funds subjects us to additional regulatory and compliance requirements. Any failure to comply with these requirements could result in penalties, loss of funding, or other adverse consequences that could negatively impact our business operations.
•Financial Implications: Any decision by the U.S. government not to transfer title of some or all of these assets to the Company at the end of the agreement may necessitate additional expenditures to replace or replicate these assets, thereby increasing our capital expenditures and affecting our financial condition.
Accordingly, our dependence on federal funds and the resulting government ownership of certain assets poses risks to our operations, financial performance, and overall business continuity.
There is no guarantee that our properties contain mineral deposits that are economically extractable.
We currently have no reserves, and we cannot assure you about the existence of economically extractable mineralization at this time, nor about the quantity or grade of any mineralization we may have found. In our upstream operations, we are engaged in the business of exploring and developing mineral properties with the intention of locating economic deposits of titanium metal. We cannot assure you that, to the extent economic deposits of minerals are located, such minerals can be commercially extracted. The exploration and development of mineral deposits involves a high degree of financial risk over a significant period of time which a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing deposits may result in substantial rewards, few properties which are explored are ultimately developed into producing extraction sites. Major expenses may be required to construct extraction and processing facilities. Exploration project items, such as any future estimates of reserves, metal recoveries or cash operating costs will to a large extent be based upon the interpretation of geologic data, obtained from a limited number of drill holes and other sampling techniques, and our ongoing feasibility studies. Because the probability of an individual prospect ever having reserves is uncertain, our properties may not contain any reserves and any funds spent on evaluation and exploration may be lost. Even if we confirm reserves on our properties, any quantity or grade of reserves we indicate must be considered as estimates only until such reserves are actually extracted. We do not know with certainty that economically recoverable metals exist on our properties.

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
We depend on our ability to successfully access the capital and financial markets. Any inability to access the capital or financial markets may limit our ability to fund future operations, execute our business plan or pursue investments that we may rely on for future profit and growth.
Until we achieve commercial production of critical minerals or scale commercialization of titanium products, we will continue to incur operating and investing net cash outflows. As a result, we rely on access to capital markets as a significant source of funding four our capital and operating requirements. We will require substantial additional capital to fund future expansions. We cannot assure you that such additional funding will be available to us on satisfactory terms, or at all. If we are unable to obtain additional financing, as needed and at competitive rates, our ability to implement our business plan and strategy will be adversely affected. Certain market disruptions may increase our cost of borrowing or affect our ability to access financial markets. Such market disruptions could result from: rising inflation; bank failures and the potential adverse effect on the credit market; adverse economic conditions; adverse general capital market conditions; poor performance and health of the minerals and metals industry or minerals extraction in general; bankruptcy or financial distress of other metals companies; significant decrease in the demand for metals; or adverse regulatory actions that affect our business plans.
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

The government holds the title to some of our assets.
Some of our assets used in the Titanium Production Facility are acquired with federal government funds. The government holds the title with respect to such assets. Our operations, particularly the TPF rely on federal funds for the acquisition of certain assets, including equipment and real property.
See "Item 4. Information on the Company – B. Business Overview." Under the terms of this funding arrangement, title to all equipment and real property acquired with federal funds vests with the government. The government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and subject to other conditions. This arrangement presents several risks to our business:
•Loss of Use of Certain Assets: Because the title to these assets is held by the government, we do not have full control over them. Any changes in government policy or a decision by the government not to transfer title of some or all of these assets to the Company at the end of the agreement could adversely affect our operations. If the government were to exercise its rights to reclaim these assets, we might be unable to continue operating the TPF effectively.
•Operational Disruptions: Some of the assets acquired with federal funds are integral to the operation of the TPF. If we are required to relinquish these assets to the government, it could jeopardize our ability to operate the facility. This could lead to operational disruptions, increased costs, and potential loss of revenue.
•Dependency on Federal Funding: Our reliance on federal funds for acquiring certain assets might make us dependent on continued government support. Any reduction in federal funding or changes in the terms of funding could impact our ability to acquire or operate certain assets in the future, thereby affecting our operational capabilities and financial performance.
•Regulatory and Compliance Risks: The use of federal funds subjects us to additional regulatory and compliance requirements. Any failure to comply with these requirements could result in penalties, loss of funding, or other adverse consequences that could negatively impact our business operations.
•Financial Implications: Any decision by the government not to transfer title of some or all of these assets to the Company at the end of the agreement may necessitate additional expenditures to replace or replicate these assets, thereby increasing our capital expenditures and affecting our financial condition.
In summary, our dependence on federal funds and the resulting government ownership of certain assets poses risks to our operations, financial performance, and overall business continuity.
Risks Related to Regulatory and Industry Matters
We have incurred increased costs and become subject to additional regulations and requirements as a result of being a large accelerated filer, which could have a material adverse effect on our business, financial condition, and results of operations, and make it more difficult to run our business or divert management’s attention from our business.
As a public company, we are required to commit significant resources and management time and attention to the requirements of being a public company, which have caused us to incur significant accounting and other expenses, associated with the Sarbanes-Oxley Act and related rules implemented by the SEC and Nasdaq, and compliance with these requirements place significant demands on our legal, accounting and finance staff and on our accounting, financial and information systems.
We intend to hire additional accounting and finance personnel with system implementation experience and expertise regarding compliance with the Sarbanes-Oxley Act. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If we are unable to recruit and retain additional finance personnel or if our finance and accounting team is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause our stock price to decline and could harm our business, financial condition, and results of operations

We will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act.
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
We in the past have had, and in the future may have, a material weakness in our internal control over our financial reporting process. If we are unable to remediate an identified material weakness, we may not be able to accurately or timely report our financial condition or results of operations.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. In connection with the audits of our 2023 and 2024 consolidated financial statements, we identified control deficiencies in the design and operation of our internal control over financial reporting that constituted material weaknesses. Management assessed and our independent registered public accounting firm audited our internal control over financial reporting for the year ended June 30, 2025. As of June 30, 2025, these material weaknesses were remediated, see “Part II - Item 15-Controls and Procedures”. Although we were able to remediate this past material weakness, there is no guarantee that we will not identify additional material weaknesses in the future or that we will be able to remediate any such material weakness in a timely manner or at all.
If we identify future material weaknesses in our internal control over financial reporting, we may be unable to accurately report our financial results or report them within the timeframes required by law or stock exchange regulations. Failure to comply with Section 404 of the Sarbanes-Oxley Act could also potentially subject us to sanctions or investigations by the SEC or other regulatory authorities. If additional material weaknesses exist or are discovered in the future, and we are unable to remediate any such material weakness, our reputation, results of operations and financial condition could suffer.
Risks Related to Our ADSs
An active trading market for the ADSs may not be developed or sustained, and the trading price for the ADSs may be volatile and affected by economic conditions beyond our control.
We listed the ADSs on Nasdaq in June 2022. However, a liquid public market in the United States for your ADSs may not develop or be sustained, which means you may experience a decrease in the value of the ADSs regardless of our operating performance. In addition, the market price of the ADSs may be highly volatile and subject to wide fluctuations. For instance, during fiscal 2025, the closing price of our ADSs ranged from $12.98 to $38.02. We cannot assure you that the market price of the ADSs will not fluctuate or decline significantly in the future. Some specific factors that could adversely affect the price of the ADSs or trading volumes include actual or expected changes in our prospects or operating results; changes in actual or anticipated demand for our products; general economic conditions; and the liquidity of U.S. and Australian trading markets. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.
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

Holders of the ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the United States, liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider whether:
•it did not have jurisdiction;
•it was not an appropriate forum for such proceedings;
•applying Australian conflict of laws rule, U.S. law (including U.S. securities laws) did not apply to the relationship between holders of our ordinary shares or ADSs and us or our directors and officers; or
•the U.S. securities laws were of a public or penal nature and should not be enforced by the Australian court.
Certain of our directors and executive officers are residents of countries other than the United States. Furthermore, a portion of our and their assets are located outside the United States. As a result, it may not be possible for a holder of our ordinary shares or ADSs to:
•effect service of process within the United States upon certain directors and executive officers or on us;
•enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;
•enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the United States in any action, including actions under the civil liability provisions of U.S. securities laws; or
•bring an action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.
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
As of June 30, 2025, we had 319,927,854 ordinary shares outstanding and 19,800,000 ordinary shares reserved for issuance upon conversion of Performance Shares upon the satisfaction of certain performance conditions. To the extent that the conditions to the vesting of such securities are satisfied, the value of our ordinary shares may be diluted.
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
In particular, we follow home country law instead of Nasdaq practice regarding:
•Nasdaq’s requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.
•Nasdaq’s requirement that an issuer provide for a quorum as specified in its by laws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.
•Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
As a foreign private issuer, we are permitted to file less information with the SEC than a domestic issuer.
As a foreign private issuer, we are exempt from certain rules under the Exchange Act, that impose requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as a domestic issuer, nor are we generally required to comply with the SEC’s Regulation FD, which restricts the selective disclosure of material non-public information.
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
We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States; and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices and to comply with U.S.GAAP, as opposed to IFRS. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs.
We will incur significant costs as a result of operating as a company whose ADSs are publicly traded in the United States, and our management is required to devote substantial time to compliance initiatives.
We originally listed the ADSs in the United States in June 2022 and, as a result, we expect to incur significant legal, accounting, insurance and other expenses in the future periods that we did not incur prior to listing in the United States. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the United States, we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.
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
We are subject to the reporting obligations under the U.S. securities laws. The SEC, as required under Section 404 of the Sarbanes-Oxley Act, has adopted rules requiring a public company to include a report of management on the effectiveness of such company’s internal control over financial reporting in its annual report on Form 20-F. In addition, an independent registered public accounting firm for a public company must issue an attestation report on the effectiveness of our internal control over financial reporting. If in the future, we are unable to conclude that we have effective internal controls over financial reporting or our independent auditors are unwilling or unable to provide us with an unqualified report on the effectiveness of our internal controls over financial reporting as required by the Sarbanes-Oxley Act, investors may lose confidence in our operating results, the price of the ADSs could decline and we may be subject to litigation or regulatory enforcement actions. In addition, if we are unable to meet the requirements of the Sarbanes-Oxley Act, we may not be able to remain listed on Nasdaq.
We may be, or may become, a passive foreign investment company, or PFIC, which could result in adverse U.S. federal income tax consequence to U.S. investors.
There is a risk that we will be a PFIC for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. Holders (as defined in “Item 10. Additional Information-E. Taxation-Material U.S. Federal Income Tax Considerations”). Under the IRS Code, in general, a non-U.S. corporation is a PFIC for any taxable year in which, after the application of certain “look-through” rules with respect to its subsidiaries, either (i) 75% or more of its gross income consists of “passive income,” or (ii) 50% or more of the average quarterly value of its assets consist of assets that produce, or are held for the production of, “passive income.” Passive income generally includes interest, dividends, rents, certain non-active royalties and capital gains.
Based on the composition of our income and assets and the value of our assets, including goodwill, we do not believe that we were a PFIC for the taxable year ended June 30, 2025. Our status in future years will depend on our income, assets, and activities in those years, and there can be no assurance that we will not be classified as a PFIC for future taxable years. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we were not a PFIC for the taxable year ended June 30, 2025.
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
If we are characterized as a PFIC for any taxable year during which a U.S. Holder holds ADSs, we generally would continue to be treated as a PFIC with respect to that U.S. Holder for all succeeding years during which the U.S. Holder holds ADSs or ordinary shares, even if we ceased to meet the threshold requirements for PFIC status.
U.S. Holders should consult their own tax advisors regarding all aspects of the possible application of the PFIC rules to our ADSs and ordinary shares. For a more detailed explanation of the tax consequences of PFIC classification to U.S. Holders, see “Item 10. Additional Information-E. Taxation-Material U.S. Federal Income Tax Considerations-Passive Foreign Investment Company.”

ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
Our head office is located at 129 West Trade Street, Suite 1405, Charlotte, North Carolina 28202, United States. Our registered office is located at 28 The Esplanade, Level 9, Perth WA 6000, Australia. The telephone number of our registered office is +(61) 8-9322-6322.
IperionX was originally incorporated in Western Australia on May 5, 2017. We are an Australian public company subject to the provisions of the Australian Corporations Act.
Our ordinary shares have been listed on the Australian Securities Exchange since 2018, previously under the symbols “TAO” and “HYM” and currently under the symbol “IPX.” Our ADSs, each representing 10 of our ordinary shares, are listed on the Nasdaq under the symbol “IPX.” The Bank of New York Mellon acts as depositary for the ADSs.
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
IperionX Timeline
B.Business Overview
Our mission
IperionX has transitioned to become a leading sustainable producer of titanium products for a wide range of industries.
Titanium is prized for its high strength-to-weight ratio and its resistance to high temperatures and corrosion. Titanium is used in numerous advanced industries, including consumer electronics, aerospace, defense, industrial, medical, bicycles and automotive. IperionX has developed commercial relationships with a range of customers across these sectors that desire high-performance titanium products via a more sustainable supply chain.
IperionX aims to sell titanium products directly to these customers. Our future products may include manufactured titanium components, titanium powders for additive manufacturing and powder metallurgy and traditional mill products. We offer a range of titanium alloys, including aerospace grade titanium alloys and other high performance titanium alloys.

Since the 1940’s, titanium has been commercially produced using the Kroll Process, which is a relatively energy and cost-intensive method that produces high levels of greenhouse gas emissions. In contrast, IperionX controls the intellectual property rights to certain patented titanium and metal alloy production technologies which use less energy to produce high-performance titanium products, at lower costs, with zero Scope 1 and 2 emissions, driven by the expected use of 100% renewable energy at our facilities (as reported in our recent life cycle assessment published in June 2024).
Today the United States has minimal commercial domestic primary titanium metal (titanium sponge) production capacity and the U.S. currently imports almost all of the titanium sponge required for its advanced industries. We are re-shoring titanium metal production, thereby reducing America’s acute reliance on primary titanium imports and strengthening the domestic titanium supply chain. To achieve our goals, IperionX has two key value drivers:
•Titanium Metals: IperionX has successfully scaled and commissioned its first commercial operations using the Technologies to produce high performance titanium alloys and products at lower costs, with zero Scope 1 and 2 emissions, from either scrap titanium or titanium minerals. IperionX is currently ramping up production at its large-scale titanium production facility, in Virginia; and
•Critical Minerals: IperionX owns the Titan Project in Tennessee, an exploration stage project, which is currently one of the largest titanium, zircon and rare earth mineral resources, reported in accordance with the JORC Code, in the U.S. At full production, we anticipate that the Titan Project could produce approximately 100,000 tons per annum of titanium minerals that could potentially be used as a feedstock to produce 100% American-made titanium alloys. IperionX is currently undertaking a definitive feasibility study on the Titan Project, funded by the U.S. DoW, and expected to be complete in Q2 2026.
To meet the growing demand for sustainable and lower cost titanium products, IperionX is ramping up production at its titanium manufacturing facility in Virginia, with first production of deoxygenated titanium achieved in August 2024, and full system commissioning completed in 2025.
Technology and process improvements at the titanium manufacturing facility have already lifted nameplate titanium powder capacity from 125 tpa to 200 tpa, as well as laid the groundwork for our planned seven-fold scale-up in titanium production to reach 1,400 tpa in 2027.
IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of over 10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum.
To support the potential future growth in titanium production, we also plan to develop the Titan Project in Tennessee to provide low-cost titanium mineral feedstock. In addition, we believe the Titan Project has the potential to be a sustainable, low-cost and globally significant producer of titanium, rare earths and zircon minerals. These minerals are important for advanced U.S. industries including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing and automotive.
Why Titanium?
Titanium is a strong, lightweight metal with important material properties for applications in consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing and automotive. A range of titanium alloys are recognized for high strength-to-weight ratio and excellent corrosion resistance that exceed many alloys of stainless steel and aluminum. However, titanium’s high production and manufacturing cost has historically been a key factor in hindering its widespread application versus other structural metals such as stainless steel and aluminum.
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

The United States depends on imported titanium to support its defense and critical infrastructure needs. In 2018, Russian and Chinese titanium sponge producers controlled 61% of the world’s titanium sponge production. In 2024, Russia and China’s control of global titanium sponge production had increased to approximately 75%.
IperionX is currently re-shoring an end‑to‑end titanium supply chain to the United States by vertically integrating the Technologies, and ultimately the Titan Project, to make sustainable, lower cost high‑performance titanium.
Titanium Products
IperionX intends to target high-value, high ‘buy-to-fly’ ratio titanium components, in the form of near-net-shape and manufactured products. By leveraging cost advantages from patented HAMR™ and HSPT™ technologies, IperionX expects a material cost reduction across a range of titanium product categories, including fasteners, enclosures & controls, consumer electronics, gears & actuator housings, and titanium brackets.
Other titanium product categories include mill replacement products, and high-value additive manufactured parts.

IperionX titanium metal product map and current market price range estimates
Titanium fasteners
Fasteners — bolts, screws, nuts, washers, rivets — are ubiquitous across major U.S. markets in automotive, construction, aerospace, marine, and industrial machinery. Titanium fasteners represent a large addressable market for IperionX. Leveraging our integrated patented technologies and near-net-shape manufacturing, IperionX modeling indicates scope for product cost reductions of over 80%, and in some cases more than 90%, versus current market levels.
Based on third party market research, we believe the global titanium fastener market is approximately $4.3 billion annually, with the global stainless steel fastener market approximately $15.2 billion annually. Lower-cost titanium fasteners, priced competitively with stainless steel, could unlock accelerated substitution, volume growth and a larger addressable market.
Enclosures & controls (consumer electronics)
The premium consumer electronics market is adopting titanium at scale, with leading global brands adding titanium to flagship devices. Based on third party market research, we believe over 1.2 billion mobile phones and 180 million smartwatches are sold every year.

IperionX offers a fully circular titanium supply chain that can convert consumer-electronics titanium scrap into high-quality titanium powder and titanium near-net-shape components, at lower energy, cost and environmental footprint. Our first commercial project is already in progress to deliver into this market.
Gears & actuators (humanoid robotics)
The humanoid robotics market is forecasted to expand from under $3 billion today to more than $38 billion by 2035. Core to these systems are lightweight, strong, corrosion-resistant gears and actuators — ideal for titanium and perfectly suited to our uniaxial press-and-sinter manufacturing route, which mirrors traditional steel powder metallurgy gear production.
Titanium brackets
Titanium brackets are the natural complement to titanium fasteners across aerospace, marine, and construction—combining high strength, low weight, and exceptional corrosion resistance.
Mill products
Although not central to our market product plan, IperionX’s powder metallurgy process can produce near-final-gauge titanium plate, sheet, and bar after sintering - bypassing large portions of the titanium melt–forge–roll chain. Multiple industry partners are collaborating to quantify the cost and efficiency gains.
High-value additive manufactured parts
For strategic programs and customers, we will manufacture high-value complex titanium parts via Laser Powder Bed Fusion and E-Beam Powder Bed Fusion, smaller in output but with high-value margins. As the expected lowest cost U.S. titanium-powder producer, IperionX will strengthen the additive manufacturing supply chain and deliver lower-cost advanced manufactured titanium parts.
Titanium Markets
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
IperionX’s Titanium Technologies
IperionX’s world-leading portfolio of patented titanium technologies has been developed, enhanced and protected over a decade of research and development. The technology portfolio consists of over 40 global patents related to the innovative titanium technologies owned by IperionX. The Company is developing a range of innovative new technologies that are related to the core technologies and titanium manufacturing.

IperionX is uniquely positioned to re-shore a fully integrated mineral-to-metal titanium supply chain to the U.S. IperionX has developed an innovative ‘end-to-end’ American titanium supply chain solution, that spans from the production of domestically sourced titanium minerals, the technology to upgrade these minerals to more than 99% TiO2, as well as the ability to utilize the largest range of recycled scrap titanium as feedstocks for low-cost titanium metal production.
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
In contrast, IperionX’s patented titanium technologies feature lower energy consumption, lower capex, faster cycle times and higher product yields – produced from either titanium minerals or scrap – to produce low-cost and high-quality angular and spherical titanium powder to produce titanium semi-finished stock products for advanced applications. IperionX can also use these titanium powders to produce near-net forged titanium alloy shapes and high-value final titanium parts and components using additive manufacturing. The interlocking series of patented titanium technologies span the full supply chain and offers a vertical integration platform.
These technologies provide IperionX with the capacity to re-shore a fully integrated mineral-to-metal titanium supply chain to the U.S. IperionX’s innovative “end-to-end” American titanium supply chain solution spans from the production of domestically sourced titanium minerals, the technology to upgrade those minerals, as well as the ability to utilize recycled scrap titanium as key feedstocks for low-cost titanium production and manufacturing.
IperionX has proven the capability of the patented titanium technologies to upgrade titanium minerals from the Titan Project in Tennessee to produce high grade (more than 99%) TiO2, and then successfully use this enriched feedstock to manufacture high-quality spherical titanium alloy (Ti-6Al-4V) powder. Quality testing of this spherical titanium powder surpassed industry standard Grade 5 specifications for oxygen content.
Refer to ASX release dated 15 August 2024 for further information
HAMR Titanium Technologies
The HAMRTM titanium production process is a patented breakthrough technology originally developed at the University of Utah with funding from the U.S. Department of Energy’s ARPA-E program.

HAMRTM, which stands for Hydrogen Assisted Metallothermic Reduction, is a patented powder metallurgy process technology to produce titanium and other metal powders. This process can take almost any form of titanium minerals or scrap titanium feedstock and produce titanium powders at low energy intensity, enabling the potential for low-cost, low-carbon emission titanium production in a sustainable closed loop. The majority of the energy and emissions savings are realized by eliminating the need to chlorinate TiO2 to make TiCl4 and removing the need for vacuum distillation after the reduction of TiCl4.
The HAMRTM process uses powder metallurgy processing steps to control the size of the particles, add alloying elements, to produce high-quality titanium powder. The HAMRTM process destabilizes TiO2 using hydrogen, making it possible to turn the reduction of TiO2 with magnesium from being thermodynamically impossible to thermodynamically favored. This allows TiO2 to be reduced and deoxygenated directly by magnesium to form TiH2 with low oxygen levels to meet industry quality standards. TiH2 is then processed into titanium metal alloys for advanced market applications.
HSPT™ Titanium Forging Technologies
The Granulation-Sintering-Deoxygenation process is a patented thermochemical technology designed to produce spherical titanium powders for 3D printing and additive manufacturing. This innovative process significantly enhances production efficiency, increasing powder yield by up to 50%, while delivering spherical titanium powders with low oxygen content, precise particle size control, and excellent flowability.
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
The HAMR™ technologies offer the capability to directly manufacture advanced alloys from the oxides of alloying elements. These technologies enable the use of alloying elements like iron, niobium, zirconium, and molybdenum etc. to create titanium alloys with enhanced strength, ductility, and fatigue performance. The HAMR™ technology offers advantages to manufacture advanced metal alloys that are difficult to produce at scale using traditional methods, such as melt processes.
GSD™ Technologies
The Granulation-Sintering-Deoxygenation process is a patented thermochemical technology designed to produce spherical titanium powders for 3D printing and additive manufacturing. This innovative process significantly enhances production efficiency, increasing powder yield by up to 50%, while delivering spherical titanium powders with low oxygen content, precise particle size control, and excellent flowability.
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
The HAMR™ technologies offer the capability to directly manufacture advanced alloys from the oxides of alloying elements. These technologies enable the use of alloying elements like iron, niobium, zirconium, and molybdenum etc. to create titanium alloys with enhanced strength, ductility, and fatigue performance. The HAMR™ technology offers advantages to manufacture advanced metal alloys that are difficult to produce at scale using traditional methods, such as melt processes.

Green Rutile™ & ARH™ Technologies
IperionX’s proprietary mineral upgrading technologies, Green RutileTM and ARHTM, can add value to titanium minerals to produce low-cost and high-purity titanium feedstock for use at HAMRTM titanium production facilities.
The proprietary Green Rutile™ process upgrades lower grade titanium minerals into higher-grade synthetic rutile titanium product plus a co-product of purified iron oxide powder that could be used for metal alloying or produced as a pre-cursor for Lithium Iron Phosphate batteries.
Most of global synthetic rutile production is based upon the incumbent Becher Process, which consists of roasting lower-grade ilmenite titanium minerals using coal as a reductant in a rotary kiln at temperatures of more than 1,100°C to convert the iron oxide in the ilmenite to metallic iron, and then ‘rusting’ the kiln product in an aerated salt solution to remove most of the metallic iron.
The Scope 1 and 2 emissions from the current production of synthetic rutile and titanium slag are significant, estimated at approximately 3.3 tons and 2 tons of CO2 equivalent per ton of product. In contrast, IperionX’s Green Rutile™ process does not use coal as a reductant, and when combined with renewable or low-carbon sourced electricity, has the potential to result in high-quality titanium product with low carbon emissions.
IperionX is advancing plans to scale-up the Green Rutile™ enrichment technology to upgrade lower grade ilmenite titanium minerals from the Titan Project into a high-quality synthetic rutile titanium product and iron oxide powder co-product.

IperionX’s proprietary Alkaline Roasting and Hydrolysis (ARHTM) technology can further upgrade rutile titanium minerals, including Green Rutile™, to +99% TiO2 feedstock so that it can be used as a high-purity feedstock for the HAMRTM titanium production process.
Sustainability
IperionX believes that a sustainable economy and technologies of the future will assist to drive increased demand for critical minerals and metals, including titanium. IperionX’s technologies bypass the high-cost, high-carbon Kroll Process and the energy intensive titanium melt processes and forging. IperionX’s core patented technologies can provide a more sustainable and circular titanium metal supply chain compared to the current titanium supply chain.
Sustainability Governance and Disclosures
IperionX was founded with the mission to build an end-to-end, low cost, and sustainable titanium supply chain in the United States. Sustainability is governed from the highest levels of IperionX’s management, with the Sustainability Sub-Committee overseeing all related initiatives, including the Annual Sustainability Report and annual sustainability goals. IperionX reports annually on its sustainability progress following Global Reporting Initiative, the Sustainability Accounting Standards Board, and the Task Force on Climate-related Financial Disclosures guidance.
Social Responsibility
IperionX values its employees and local communities in Virginia, Utah, Tennessee and North Carolina. Protecting the health and safety of all our stakeholders, including our employees, contractors, visitors, and communities, is a core value of IperionX and fundamental to our future success. IperionX takes the responsibility of creating a safe workplace for employees seriously, ensuring compliance with applicable occupational and environmental health and safety laws and regulations governing our operations.
Sustainable Titanium Technologies
We believe that IperionX can revolutionize the titanium industry by enabling a truly circular titanium supply chain. Our patented technologies can utilize 100% titanium scrap, including low-quality (and high-oxygen) titanium scrap that other processes can’t recycle economically. Our resulting 100% recycled, high-quality (and low-oxygen) titanium powder and parts can be used for a wide variety of applications and industries. Once those products have come to the end of their useful life, the technologies can be used to recycle the post-consumer titanium again, enabling a true “closed-loop” and low-carbon titanium supply chain at scale.
By diverting valuable titanium from downcycling – or from yesterday’s waste stream – and upcycling it for new titanium products, we help meet today’s needs for sustainable, domestically sourced critical minerals and help our customers achieve their product circularity and sustainability goals.

Low Carbon Footprint
IperionX’s sustainable and low-carbon titanium powders are produced using 100% renewable energy, with zero associated Scope 1 and 2 carbon emissions. The low Scope 3 emissions associated with the titanium production process are being actively managed and have the potential to be reduced via the procurement of low-carbon process inputs.
IperionX completed a comparative life cycle assessment (LCA) to demonstrate the low-carbon offerings of its spherical titanium powders compared to other conventionally produced metal powders for additive manufacturing. Results of the comparative LCA for climate change impacts indicate that 100% recycled spherical titanium powder to be produced at IperionX’s Titanium Production Facility in Virginia has the potential for a life cycle carbon footprint as low as 7.8 kg of CO2e per kg of powder. This finding represents over a 90% decrease in carbon footprint when compared to conventional titanium powders produced using the plasma atomization process (estimated to be 88.8 kg CO2e per kg powder).
UL validated 100% Recycled Content Titanium Metal Powder
IperionX achieved re-validation by UL Solutions (UL) according to Environmental Claim Validation Procedure 2809-2 for its 100% recycled content titanium metal powder made in the U.S. in late fiscal year 2023 and this was valid through fiscal year 2025. UL is one of the world’s most trusted names in third-party product safety and standards. IperionX recognizes that third-party certifications provide important independent validation of our unique titanium product offerings.
Sustainable Mineral Development
IperionX is committed to resource efficiency, sustainable land management, and biodiversity at its Titan Project in Tennessee. The Titan Project aims to serve as a global model of sustainability and land stewardship throughout its lifecycle. Once operational, mineral extraction activities at the Titan Project are expected to be low impact, requiring no drilling or blasting. Completing the project in a phased approach with progressive reclamation will minimize our active operations to a small footprint at any given time. We are working with the University of Tennessee Institute of Agriculture to research methods of restoring the land in ways that will improve soil fertility and benefit a biodiverse ecosystem. We are committed to having a net positive impact on the land in all our operations.
Environmental Regulation
Our operations are subject to various environmental laws and regulations under the relevant government’s legislation.
Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non‑compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There were no known breaches by IperionX during the fiscal year ended June 30, 2025.
Our Production Facilities
Titanium Manufacturing Campus – Virginia
IperionX’s Titanium Manufacturing Campus (TMC) in Virginia comprises the Titanium Production Facility (TPF) and the Advanced Manufacturing Center (AMC). Commissioning of the TPF is complete, which has started producing high-quality and low-cost angular and spherical titanium powders. These titanium metal powders will be marketed to a wide range of customers for use in additive manufacturing and powder metallurgy.
The high-quality titanium powders are an important low-cost internal feedstock for the AMC, where they are utilized to manufacture a wide range of higher value titanium products such as semi-finished traditional mill products, near-net-shape forged titanium components and high-value titanium products using additive manufacturing.
Titanium Production Facility – First Titanium Deoxygenation Production Run Complete
In August 2024, IperionX’s HAMR™ furnace successfully completed the first titanium deoxygenation production run at the TPF. The successful titanium deoxygenation production cycle was a significant milestone in the development of HAMR™ technology that has the potential to revolutionize the titanium industry and demonstrates the commercial-scale capabilities of IperionX’s breakthrough titanium deoxygenation technologies.

Produced entirely from 100% scrap titanium (Ti-6Al-4V alloy, Grade 5 titanium), quality assessments confirmed a large reduction in oxygen levels from 3.42% to below 0.07%, far exceeding the ASTM standard requirement of 0.2% for Grade 5 titanium.
In December 2024, IperionX completed the inaugural “end-to-end” commercial HAMR™ production cycle, efficiently deoxygenating high-oxygen titanium scrap and producing high-quality, low-oxygen titanium metal powder, and in September 2025, IperionX fully commissioned all critical systems at its titanium production facility, demonstrating steady-state production of high-quality, low-cost titanium metal products directly from recycled titanium scrap, using IperionX’s patented HAMR™ & HSPT™ technologies.
Technology and process improvements at the titanium manufacturing facility have already lifted nameplate titanium powder capacity from 125 tpa to 200 tpa - and laid the groundwork for a seven-fold scale-up in titanium production to 1,400 tpa in 2027.
IperionX is aiming for global leadership in advanced manufacturing of high-performance titanium components of over 10,000 tpa by 2030, and has developed a plan to scale titanium capacity in high-performance titanium components, targeting cost competitiveness with stainless steel and aluminum.
Advanced Manufacturing Center – High-performance Titanium Product Manufacturing
IperionX leverages its patented HAMR™ and HSPT™ technologies with powder metallurgy to manufacture high-performance forged titanium products at its AMC, also located at the Titanium Manufacturing Campus in Virginia.
The use of powder metallurgy has historically been limited in the titanium industry for two key reasons:
1.Titanium powder manufactured from high-cost titanium billets generates high yield losses for on-spec (low oxygen) titanium metal angular powders. This results in high-cost angular titanium powders, limiting their application for traditional powder metallurgy production processes.
2.Standard argon-vacuum sintering processes used to consolidate titanium powder can produce inferior microstructure, strength and fatigue properties compared to traditional forged titanium products.
IperionX’s patented HAMR™ titanium production technology can produce low-cost and high-quality titanium metal angular powders. Importantly, the patented HSPT™ ‘forging’ technology yields a wrought-like ultrafine grain microstructure to produce titanium products with superior fatigue properties versus traditional titanium powder metallurgy methods.
Capacity at the AMC will also be scaled in order to meet the scaled up titanium powder targeted production of 1,400 tpa in 2027.
Industrial Pilot Facility – Utah
The IPF, located in Salt Lake City, Utah, has been producing titanium metal powder with the Technologies since 2019. IperionX has been producing angular and spherical titanium metal powders in approximately 50 kilogram batches at the IPF for customers and advanced prototyping. Scrap titanium metal is the key titanium feedstock, with renewable power utilized to produce high-quality titanium powder.
Production at the IPF has demonstrated that the Technologies can reduce high oxygen content material to very low levels in titanium metal. With the commissioning of the large-scale manufacturing plant, this facility has been re-purposed as an R&D facility.
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

The Titan Project has the potential to be a long-term, low-cost and globally significant producer of titanium, rare earth and zircon critical minerals. These critical minerals are required for advanced U.S. industries, including consumer electronics, aerospace, defense, medical, additive manufacturing and automotive.
Future development of the Titan Project could provide a long-term source for low-cost upgraded titanium feedstocks that, combined with the Technologies, could help establish a fully integrated U.S. titanium supply chain. Vertical integration of the Technologies along with a U.S. supply of critical minerals, including titanium, offers potential long-term competitive and strategic advantages.
In February 2025, the DoW obligated $5 million through the Industrial Base Analysis and Sustainment program (IBAS) to expedite the Titan Critical Minerals Project in Tennessee to “shovel-ready” status through the completion of a definitive feasibility study, due to be completed in the second quarter of 2026.
The Titan Project’s Mineral Resources are as follows:
Titan Project - Mineral Resources
at the End of the Fiscal Year Ended June 30, 2025
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
1.Mineral resources are reported using the definitions set out in Regulation S-K 1300 and are current as at June 30, 2025. Mineral resources are reported exclusive of the mineral reserves.
2.The third-party firm responsible for the estimate is Karst Geo Solutions LLC.
3.Mineral resources are reported within a conceptual pit shell that uses the following key assumptions: rutile prices of $1,440/t; ilmenite prices of $280/t; rare earth mineral concentrate prices of $11,630/t; zircon prices of $1,680/t; metallurgical recoveries: rutile of 66.9%, ilmenite of 79.7%, rare earth mineral concentrate of 82.6%, zircon of 77.6%; mining costs of $2.66/t run-of-mine; processing costs of $2.91/t run-of-mine, transport cost of $0.22/t run-of-mine, general and administrative costs of $0.71/t run-of-mine, reclaim/rehandle cost of $2.66/t run-of-mine (only used for selective mining comparison) and incremental in pit management cost of 1.00$/t run-of-mine (only used for selective mining comparison) and royalty of 5%.
4.Mineral resources are reported above a cut-off grade of 0.4% THM.
5.Estimates have been rounded.
Our Strategies
The objective of the Group is to create long-term shareholder value by combining its patented titanium technologies to continue to scale a low-cost titanium supply chain business in the U.S. and, in time, globally.
After completing industrial pilot scale production of titanium metal using 100% recycled titanium feedstocks in Utah IperionX has now transitioned to be a commercial producer of titanium metal products in the United States, based on the Virginia Titanium Manufacturing Campus. IperionX produces low-cost and high-quality angular and spherical titanium powder, which is used to produce near-net-shape and final titanium parts through powder metallurgy or additive manufacturing. These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished high-performance titanium products when compared to traditional titanium industry supply chains.

To achieve its objective, the Group currently has the following business strategies and prospects over the medium-to-long term:
•commercialize the Technologies to produce titanium metal and metal powders for key markets, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing and automotive;
•complete techno-economic evaluations, including working with current and potential customers to provide titanium metal powder samples and prototype titanium components produced with our titanium metal powder using the Technologies;
•continue to investigate alternative applications of the Technologies to additional value-added metal closed-loop production capabilities, including zircon and synthetic rutile, and the potential production of rare earth elements;
•continue discussions with current and potential customers and strategic partners for future production and sale of titanium metal products, titanium minerals and other critical minerals, including, but not limited to, rare earth elements;
•continue to expand IperionX’s critical mineral land position in the United States, explore for additional critical minerals and secure final permit and zoning approvals;
•complete the Feasibility Study on the Titan Project to assess the economic potential of the Project and define an initial Ore Reserve; and
•vertically integrate the Technologies with titanium material feedstocks from the Titan Project to develop an end-to-end U.S.-based titanium and critical mineral supply chain.
Strategic Advantages
We believe that we are well-positioned to execute our business strategies because of the following competitive strengths:
Fully integrated, lower-cost and sustainable solution via patented titanium technologies
IperionX’s HAMR™ titanium production technology provides a lower-energy, faster and lower temperature process to produce titanium, with energy consumption <50% vs. current industry, and zero direct carbon emissions.
The HSPT™ “forging” technology, is a non-melt, advanced sintering technology that delivers forged quality titanium products.
HAMR™ and HSPT™ can lower the cost, energy, and yield loss of producing titanium products, and can produce titanium near-net-shape products at significantly higher yields and lower cost, unlocking a circular and zero direct carbon emission titanium supply chain.
IperionX’s proprietary mineral upgrading technologies, Green RutileTM and ARHTM, can add value to titanium minerals to produce low-cost and high-purity titanium feedstock for our HAMRTM titanium production facilities.
The largest commercial producer of primary titanium metal in the U.S.
IperionX’s advanced HAMRTM furnace was successfully commissioned at the Titanium Manufacturing Campus in August 2024, marking the first titanium deoxygenation production run. IperionX successfully increased production by approximately 60 times from pilot scale to 125 metric tons per year, producing high performance titanium that exceeds industry quality standards, and has subsequently further increased capacity to 200 metric tons per year through operational improvements.
Rapid expansion of operations, supported by the U.S. Government
The U.S. government is investing significant resources to re-shore a secure domestic titanium supply chain that is currently dominated globally by China and Russia. IperionX is well positioned to benefit from these resources to scale titanium production and manufacturing capacity.

The $47.1 million award in February of 2025 through the IBAS program builds upon the $12.7 million in funding previously awarded under the DoW’s DPA Title III Program, as well as up to $99 million in contract awards under the SBIR Phase III program.
The awards have allowed IperionX to commence scale up plans to 1,400 metric tons per year in 2027. IperionX is aiming to be a leading U.S. titanium producer of over 10,000 metric tons per annum by 2030.
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
IperionX is currently undertaking a definitive feasibility study on the Titan Project, funded by the DoW, and expected to be complete in Q2 2026.
U.S. Government support to accelerate our growth plans
The U.S. government continues to support IperionX’s efforts to re-shore a secure domestic titanium supply chain, building upon the initial $12.7 million contract awarded to IperionX in 2023. As of June 30, 2025, the Company has been awarded approximately $60 million in funding and grants through the U.S. DoW DPA Title III and IBAS programs.
DPA Title III funding of Equipment for Virginia Titanium Manufacturing Facilities
In October 2023, IperionX executed a $12.7 million contract in funding under the U.S. DoW DPA Title III authorities to address the U.S. titanium supply chain vulnerabilities. The government share will be matched with $13.4 million in funding from IperionX, for a total funding amount of $26.1 million. This funding is being applied towards the Group’s Titanium Production Facility in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.
Pursuant to the terms of the agreement, the cost principles applicable to the agreement are contained in 2 CFR 200, Subpart E, Cost Principles. Costs must meet the following criteria to be allowable under federal awards: (i) be necessary and reasonable for the performance of the awards; (ii) conform to any applicable limitations or exclusion as to types and amounts; (iii) be consistent with policies and procedures that apply uniformly to both federally financed and other activities of the recipient; (iv) be accorded consistent treatment; (v) be determined in accordance with generally accepted accounting principles; (vi) not be included as a cost or used to meet cost sharing requirements of any federally-financed program in the current or prior period; (vii) be adequately documented; and (viii) in relation to administrative close out costs, be incurred until the due date of the final report. Additionally, the Company uses the Federal Acquisition Regulation Part 31 and its internal regulations entitled “unallowable Cost Policy” to determine which costs are reimbursable. To the extent designated as the government’s share, the Company is entitled to request reimbursement from time to time of the cost to purchase.
For accounting purposes, the Company’s role with respect to the equipment is to acquire it on behalf of the government in an agency capacity. Upon procurement of the asset for the government, only a receivable is recognized reflecting the reimbursement due from the government. No amounts are capitalized or expensed by the Company.
As of June 30, 2025, the Company has procured assets on behalf of the government that cost approximately $10.3 million, (2025: $4.0 million), (2024: $6.3 million) for which the Company has sought reimbursement under the agreement. (2025: $4.0 million), (2024: $6.3 million). We received cash reimbursements from the U.S. DoW of $5.6 million during the twelve months ended June 30, 2025 (2024: $4.7 million). We expect to utilize the full $12.7 million of available funding by the end of fiscal year 2026.
Title to all equipment and real property acquired with federal funds vests with the government throughout the agreement. The government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and provided that (a) the Company has used the equipment or real property for the authorized purposes of the project funding until funding for the project ceases, (b) the Company has not encumbered the equipment or real property without approval of the government, and (c) the Company has otherwise complied with the terms of the agreement. All equipment acquired with federal funds is tagged and segregated from equipment acquired with Company funds using a Property Control List that tracks all equipment purchased under the agreement. The Property Control List is submitted quarterly to the government and includes a description of the equipment, an asset number, manufacturer's serial number, ordered date, received date, installed date, location of the asset, and disposition date (if applicable). When the equipment arrives at our Virginia facility, it is tagged with an identification tag marked “Property of the Government of the United States” and which also included the serial number, asset number, and date received.
Through June 30, 2025, the Company used government funds primarily to acquire equipment used to produce titanium powder from recycled sources of scrap at the construction site. The assets acquired are designed to establish, outfit and operationalize the TPF in accordance with the Statement of Work included in the DPA agreement. Although theses assets are integral to the operation of the TPF, if the U.S. government does not relinquish these assets to the Company at the end of the agreement, the Company would seek to acquire or lease such equipment from the government, replace such equipment with new equipment using the Company’s existing cash reserves, or consider other options. See “Item 3. Key Information - D. Risk Factors.”
IBAS Funding for the Advance Titan Critical Mineral Project
In February 2025, the Company was awarded up to $47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The grant will be matched with $23.6 million in funding by IperionX, for a total funding amount of $70.7 million. This funding aims to bolster the U.S. defense Industrial base by developing a fully integrated, low-cost titanium supply chain sourced domestically. The project scope under the IBAS program had been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium Manufacturing Campus.
As part of the initial phase, the DoW has obligated $5.0 million, and IperionX will contribute $1.0 million, to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. Subsequent to year end, the DoW obligated an additional $12.5 million in August of 2025, and another $25.0 million in September of 2025, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Total obligations now stand at $42.5 million, with the remaining $4.6 million expected to be obligated by the DoW over the contract term. The matching funding by IperionX increased to $48.1 million for a total funding amount of $95.2 million as of the date of this filing. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as “Other income and expenses” in the consolidated statements of profit and loss and other comprehensive income, once all conditions for reimbursement are met.
The criteria that defines permissible expenditures are the same as of the DPA Title II program mentioned above (the cost principles contained in 2 CFR 200, Subpart E, Cost Principles, and the cost principles or standards in accordance with 32 CFR 37.625).
Through June 30, 2025, the company has expensed $1.3 million in costs under the phases 1 and 2 of the program (2024 and 2023: Nil), dedicated to expedite the definite feasibility study of the Titan Critical Minerals Project, and has sought reimbursement of $0.9 million of which $0.1 million was received as of June 30, 2025, in accordance with the agreement. The Company has used government funds primarily to fully fund the Phase 1, the Definite Feasibility Study, the Production and Process Control Plan (PCP) and Operational Qualification Protocol of Phase 2.
A range of other U.S. Government funding opportunities is also available as potential funding sources for further scale-up and these are currently being actively progressed.

Customers Engagements
Partnership with Aperam to advance a circular titanium supply chain
•In July 2024, IperionX and Aperam signed an agreement to apply IperionX’s fully circular and sustainable titanium supply chain solution to the consumer electronics sector, with IperionX to use its patented titanium technologies to upcycle up to 12 metric tons of titanium scrap from the consumer electronics sector to manufacture a range of high-performance titanium products.
IperionX executes sourcing contract with global automaker
•In September 2024, IperionX executed a sourcing contract for the supply of manufactured metal components for Ford Motor Company. The term of the Contract runs for 45 months commencing in 2025, with IperionX contracted to supply titanium metal powder and manufacture components. Total revenues from the contract are expected to be approximately $11 million.
IperionX secures first U.S. army task order under $99 million SBIR Phase III contract
•In June 2025, IperionX received the first task order, valued at $1.3 million, from the U.S. Army under a SBIR Phase III Indefinite Delivery Indefinite Quantity contract with the U.S. DoW. The task order facilitates the production and delivery of titanium parts for U.S. Army ground vehicle programs. The project was the first of further task orders expected under the $99 million SBIR Phase III contract, which enables any DoW and U.S. Government agency to support production capabilities to procure titanium parts and materials directly from IperionX.
Other ongoing customer engagements and developments
•Product development and qualification continues to build momentum across key customer sectors - defense, automotive and consumer electronics.
•There has been very strong customer engagement for high-performance titanium components that suffer from historically low material yields (high scrap rates) - such as titanium fasteners, housings, and precision components.
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
While we compete with other companies in the metals and natural resource space, we believe that there may be interested customers for our critical materials, including titanium metal, titanium minerals and rare earth minerals, if we can successfully develop the Titan Project. The price of metals and minerals can be affected by factors beyond our control, including:
•Fluctuations in the market prices for critical materials, titanium metal, titanium minerals and rare earth minerals;
•Fluctuating supplies of critical materials, titanium metal, titanium minerals and rare earth minerals;
•Fluctuating demand for critical materials, titanium metal, titanium minerals and rare earth minerals; and
•Metals and extraction activities of others.
EXPLORATION RESULTS
Since securing the initial Titan Project land position in late-2020, we have focused on proving the project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 360 drill holes totaling more than 11,000 meters drilled during the fiscal periods ended June 30, 2023, 2024, and 2025. On June 30, 2023, we reported the results of the Initial Assessment on the Titan Project, which demonstrate the Titan Project’s potential to be a low cost and globally significant North American producer of titanium, rare earths and other critical minerals needed for advanced U.S.

industries such as consumer electronics, aerospace, space, defense, medical, bicycles, additive manufacturing and automotive. We also believe that there is a significant potential to increase production capacity at the Titan Project. The Initial Assessment, which adhered to the guidelines in S-K 1300, considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environment, social and government factors.
However, we remain an exploration stage minerals extraction company, and we have declared no reserves as defined under S-K 1300 standards. See “Item 4. Information on the Company – D. Property, Plant and Equipment” for additional information relating to the Titan Project, including the relevant exploration results, which information is incorporated by reference.
EXPLORATION AND DEVELOPMENT PLANS
We are required by ASX Listing Rules to report ore reserves and mineral resources in Australia in compliance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code 2012 Edition) prepared by JORC. In contrast, the SEC generally requires disclosure of extraction reserves in accordance with S-K 1300. We are an exploration stage minerals extraction company, and we have no reserves as defined under S-K 1300 standards. See “Cautionary Note to United States Investors.”
We are incorporating by reference a Technical Report Summary on the Titan Project, dated June 30, 2024 (incorporated by reference to Exhibit 15.1 to the Company's Annual Report on Form 20-F for the year ended June 30, 2024), which includes an Initial Assessment to support our Mineral Resource estimate and address reasonable prospects of eventual economic extraction.
IperionX is currently undertaking a definitive feasibility study on the Titan Project, funded by the DoW, and expected to be complete in the second quarter of 2026. These additional studies will also adhere to the guidelines in S-K 1300. If we complete all technical studies (and all necessary permitting activities), we may then undertake minerals extraction and processing activities. However, we currently do not have detailed plans for any component of the exploration and development plans.
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
We plan to effect our business plan for the Titan Project by:
•completing our exploration drilling program on initial land position and continuing to secure additional land leases to undertake additional exploration;
•undertaking necessary technical studies to assess the economic potential of the Titan Project and defining a critical minerals reserve base;
•completing required permitting and zoning activities;
•undertaking discussions with potential customers for future sale of titanium and other critical minerals, including rare earths;
•completing required financing activities;
•completing construction of the Titan Project’s minerals extraction and processing facilities; and
•commencing minerals extraction and processing activities to supply the United States demand for clean, low-cost domestic sources of titanium and other critical minerals, including rare earths.
Extraction Permits and Approvals
In August 2023, we received what we believe are the requisite development permits required to start construction and operations of our planned wet concentrator plant at the Titan Project, including the National Pollutant Discharge

Elimination System Permit and Surface Mining Permit, which were issued by the Tennessee Department of Environment & Conservation.
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
Our exploration operations are subject to extensive laws and regulations, which are overseen and enforced by multiple U.S. federal, state and local authorities. These laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species and other matters. Mineral exploration operations are also subject to U.S. federal and state laws and regulations that seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling operations to be conducted, and we cannot assure you such permits will be received. Environmental laws and regulations may also, among other things:
•Require notice to stakeholders of proposed and ongoing operations.
•Require the installation of pollution control equipment.
•Restrict the types, quantities and concentration of various substances that can be released into the environment in connection with minerals extraction or drilling activities.
•Limit or prohibit extraction or drilling activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources.
•Impose substantial liabilities for pollution resulting from current or former operations on or for any preexisting environmental impacts at the Titan Project site.
•Require preparation of an Environmental Assessment or an Environmental Impact Statement.
Environmental Regulation
IperionX’s operations are subject to various environmental laws and regulations under the relevant government’s legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Group during the fiscal year ended June 30, 2025. For more information, see “Government Regulations” below.
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

GOVERNMENTAL REGULATIONS
U.S. Securities Regulations
On December 31, 2024, the market value of our ordinary shares held by non-affiliates exceeded $700,000,000. As a result, as of June 30, 2025, IperionX no longer qualified as an emerging growth company and is now a large accelerated filer.
Foreign Private Issuer Status
We are also considered a “foreign private issuer” pursuant to Rule 405 under the Securities Act. As a foreign private issuer, we are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of our ordinary shares or ADSs. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. In addition, we are not required to comply with Regulation FD, which restricts the selective disclosure of material information.
Nasdaq also allows us as a foreign private issuer to elect to follow certain home country laws instead of Nasdaq practices applicable to U.S. companies. In particular, we follow home country law instead of Nasdaq practice regarding:
•Nasdaq’s requirement that our independent directors meet regularly in executive sessions. The ASX Listing Rules and the Corporations Act do not require the independent directors of an Australian company to have such executive sessions and, accordingly, we have claimed this exemption.
•Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.
•Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
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
U.S. Environmental, Health and Safety Laws
IperionX’s business operations, including the Technologies and the Titan Project, will be required to comply with applicable environmental protection laws and regulations and licensing and permitting requirements. The material environmental, health and safety laws and regulations that we must comply with include, among others, the following United States federal laws and regulations:
•National Environmental Policy Act, which requires careful evaluation of the environmental impacts of major federal actions;
•Clean Air Act and its amendments, which governs air emissions;
•Clean Water Act, which governs discharges to and excavations within the waters of the United States;
•Safe Drinking Water Act, which governs the underground injection and disposal of wastewater;
•Resource Conservation and Recovery Act, which governs the management of both hazardous and non-hazardous solid waste;
•Comprehensive Environmental Response, Compensation, and Liability Act, which imposes liability where hazardous substances have been released into the environment (commonly known as Superfund);
•Department of Transportation Hazardous Materials Regulations, which govern the handling and transportation of hazardous materials to ensure safety and security across all modes of transportation;
•Endangered Species Act, which establishes protections for fish, wildlife, and plants that are listed as threatened or endangered;
•Occupational Safety and Health Act, which governs the safe and healthful working conditions for private sector workers; and the
•Federal Mine Safety and Health Act, which established the primary safety and health standards regarding working conditions of employees engaged in extraction, related operations, and preparation and milling of the minerals extracted.
Our operations may also be subject to state and local environmental law and regulations, including but not limited to laws and regulations related to the air emissions, wastewater discharges, and reclamation of mined lands, which may require reclamation permits to be acquired prior to the commencement of minerals extraction operations and may require substantial financial guarantees to cover the cost of future reclamation activities.
Solid and Hazardous Waste
The Resource Conservation and Recovery Act (RCRA), and comparable state statutes, affect our operations by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.
In addition, the federal Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) - Superfund law - can impose joint and several liability without regard to fault or legality of conduct on classes of persons who are statutorily responsible for the release of a hazardous substance into the environment. These persons can include the current and former owners, lessees or operators of a site where a release occurs, and anyone who disposes or arranges for the disposal of a hazardous substance. Under CERCLA, such persons may be subject to strict, joint and several liability for the entire cost of cleaning up hazardous substances that have been released into the environment and for other costs, including response costs, alternative water supplies, damage to natural resources and for the costs of certain health studies. Moreover, it is not uncommon for neighboring landowners, workers and other third parties to file claims for personal injury and property damage allegedly caused by hazardous substances released into the indoor or outdoor environment. Each state also has environmental cleanup laws analogous to CERCLA. Hazardous wastes may have been previously handled, disposed of, or released on or under properties currently or formerly owned or leased by us or on or under other locations to which we sent waste for disposal. These properties and any materials disposed or released on them may subject us to liability under CERCLA, RCRA and analogous state laws. Under such laws, we could be required to remove or remediate disposed wastes or property contamination, to contribute to remediation costs, or to perform remedial activities to prevent future environmental harm.
Air Emissions
The federal Clean Air Act (CAA) and comparable state and local laws restrict the emission of air pollutants from numerous sources through the issuance of permits and the imposition of other requirements. Major sources of air pollutants are subject to more stringent, federally imposed permitting requirements. Air pollution regulations may require us to obtain pre-approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain air permits and comply with stringent permit requirements or utilize specific equipment or technologies to control emissions of certain pollutants. The need to obtain permits has the potential to delay our operations, and we may be required to incur capital expenditures for air pollution control equipment or other air emissions related obligations. Administrative enforcement actions for failure to comply strictly with air pollution regulations or permits are generally resolved by payment of monetary fines and correction of any identified deficiencies. Alternatively, regulatory agencies could require us to forego construction, modification or operation of certain air emission sources.
Climate Change
Numerous regulatory initiatives have been enacted, and are likely to continue to be developed, at the international, national, regional and state levels of government to monitor and limit existing emissions of Greenhouse gas (GHG) as well as to restrict or eliminate such future emissions. At the federal level, in December 2009, the EPA determined that emissions of carbon dioxide, methane and other GHGs endanger public health and the environment because emissions of such gases are, according to the EPA, contributing to warming of the earth’s atmosphere and other climatic changes. Based on these findings, the EPA began adopting and implementing regulations to restrict emissions of GHGs under existing provisions of the CAA.
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
Clean Water Act
The CWA imposes restrictions and strict controls regarding the discharge of wastes, including mineral processing wastes, into waters of the United States, a term broadly defined to include, among other things, certain wetlands. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges, both routine and accidental, of pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties, and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that require permits to discharge storm water runoff, including discharges associated with construction activities. In the event of an unauthorized discharge of industrial wastes, we may be liable for penalties and costs.
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

Underground Injection Control Permits
The federal Safe Drinking Water Act (SDWA) creates a nationwide regulatory program protecting groundwater. This act is administered by the EPA. However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the SDWA allows for the UIC permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the SDWA under two conditions. First, the state’s program must have been granted primacy. Second, the EPA must have granted, upon request by the state, an aquifer exemption. The EPA may delay or decline to process the state’s application if the EPA questions the state’s jurisdiction over the mine site. Permits must be obtained before developing and using deep injection wells for the disposal or storage of produced fluids, and well casing integrity monitoring must be conducted periodically to ensure the well casing is not leaking produced fluids to groundwater. Contamination of groundwater by natural gas and oil drilling, production and related operations may result in fines, penalties, remediation costs and natural resource damages, among other sanctions and liabilities under the SDWA and other federal and state laws. In addition, third-party claims may be filed by landowners and other parties claiming damages for groundwater contamination, alternative water supplies, property impacts and bodily injury.
NEPA
The National Environmental Policy Act (NEPA) requires federal agencies to evaluate major agency actions having the potential to significantly impact the environment. The NEPA process may involve public input through comments which can alter the nature of a proposed project either by limiting the scope of the project or requiring resource-specific mitigation. NEPA decisions can be appealed through the court system by process participants. The NEPA process may result in delaying the funding, permitting, or development of projects or increase the costs of permitting and developing some facilities.
Endangered Species Act
The federal ESA restricts activities that may affect endangered and threatened species or their habitats. Some of our operations may be located in areas that are designated as habitats for endangered or threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. The United States Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary. The ESA has not previously had a significant impact on our operations. However, the designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.
Extraction Permits and Approvals
We currently have permits authorizing the exploration drilling activities with respect to the Titan Project. We are required to obtain governmental permits for some of our exploration activities and may be required to renew the permits we already have. Prior to developing or extracting any mineralization that we discover, we will be required to obtain new governmental permits authorizing, among other things, further site development activities and site operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions, public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties.
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
•Require notice to stakeholders of proposed and ongoing operations.
•Require the installation of pollution control equipment.
•Restrict the types, quantities and concentration of various substances that can be released into the environment in connection with minerals extraction or drilling activities.
•Limit or prohibit extraction or drilling activities on lands located within wetlands, areas inhabited by endangered species and other protected areas, or otherwise restrict or prohibit activities that could impact the environment, including water resources.
•Impose substantial liabilities for pollution resulting from current or former operations on or for any preexisting environmental impacts at the Titan Project site.
•Require preparation of an Environmental Assessment or an Environmental Impact Statement.
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
C.Organizational Structure
The following reflects our organizational structure. All our subsidiaries are wholly-owned.

D.Property, Plant and Equipment
Our executive offices are located at 129 West Trade Street, Suite 1450, Charlotte, North Carolina, We have a lease for 3,326 square feet of office space, which expires August 31, 2026. We also lease three facilities in the South Boston, Virginia Manufacturing Campus: (1) a 50,000 square foot building at 1080 Confroy Drive, which is used as the Company’s titanium production hub (lease expires July 31, 2034); (2) a 15,000 square foot building at 1092 Confroy Drive, which is used as the Company’s Advanced Manufacturing Center (expires October 31, 2033); and (3) 2,500 square feet of office space located in Suite 6 of a commercial building at 1100 Confroy Drive, South Boston, Virginia, (expires June 15, 2026, with two renewal options). We also hold the exclusive right to occupy and use the premises and equipment located at 1782 W 2300 South, West Valley City, UT 84119 (expires January 1, 2026, with renewal options).
Titan Project
Overview
IperionX holds a 100% interest in the Titan Project, covering more than 10,000 acres of mineral properties in Tennessee, United States, which we consider prospective for critical minerals including titanium, rare earth elements, silica sand and zircon.
The Titan Project is located in west Tennessee, and we believe the Titan Project has access to strategic infrastructure, with nearby access to roads, rail, river, power and skilled labor.
At June 30, 2025, the book carrying value of the Titan Project was $6.5 million. See Note 10 to our audited consolidated financial statements for the fiscal period ended June 30, 2025 included in this annual report for further details.
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
Drilling and exploration
Since securing the initial Titan Project land position in late-2020, we have focused on delineating the Titan Project’s potential. We have conducted multiple drilling programs at the Titan Project, comprising more than 360 drill holes totaling more than 11,000 meters drilled during fiscal 2023, 2024 and 2025.
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
Mineral resources
The mineral resource figures presented herein are estimates based on information available at the time of calculation. A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade, or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. The reference point for mineral resources is exclusive of the mineral reserves. Mineral resources are subdivided in order of increasing geological confidence into inferred, indicated and measured categories. Metric tons of mineral resources containing total heavy minerals, included in the indicated, and inferred resources, are those contained prior to losses during metallurgical treatment. The terms “measured resource”, “indicated resource”, and “inferred resource” mean the part of a mineral resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling that is considered to be comprehensive, adequate, or limited, respectively.
Market fluctuations in the price of the underlying minerals which make up THM, as well as increased production costs or reduced metallurgical recovery rates, could change future estimates of resources.
We have reported mineral resources, prepared in accordance with S-K 1300 requirements of the SEC as part of our exploration and evaluation activities. Our Technical Report Summary on the Titan Project, dated as of June 30, 2024 is incorporated by reference in this Annual Report on Form 20-F. As stated below, as a result of the annual review of the Company’s mineral resources, there has been no change to the mineral resources reported for the Titan Project. As of June 30, 2025, we have reported 431 million metric tons of mineral resources at a grade of 2.2% THM, containing 9.5 million metric tons of THM at a 0.4% cut-off. Slimes and oversize material accounts for approximately 20% and 2.5% of the THM fraction respectively. Mineralization occurs as a single, large, and coherent near-surface deposit. In addition, preliminary analysis of valuable heavy minerals (which form a proportion of the THM) indicates a valuable mineral assemblage consisting of zircon, rutile, ilmenite, and REE.
Mineral resources are reported above a cut-off grade of 0.4% THM. All material at or above the bottom cut-off grade of 0.4% used in a constraining pit shell is expected to be processed, on the basis that the incremental cost of selectively extracting this material, hauling it to a long- term stockpile, and subsequently reclaiming and re-placing the material into the a mine void for progressive rehabilitation would be higher than the net cost (operating cost less revenue) of the central case method, being the processing of this material, extracting the contained valuable critical minerals for sale and immediately returning the remaining material, mostly silica sand, back to the deposit void.
The mineral resources were constrained within a conceptual pit shell that used the assumptions listed in the table below. An assumed vertical slope was applied to the pit shells. The vertical slopes are attainable due to low depths of mineralization, unconsolidated material and the active reclamation process.

Assumptions used in defining prospects of economic extraction

Parameter	Units	Value
Commodity price
•Rutile	$/t	1,440
•Ilmenite	$/t	280
•Rare earth mineral concentrate	$/t	11,630
•Zircon	$/t	1,680
Metallurgical recovery
•Rutile	%	66.9
•Ilmenite	%	79.7
•Rare earth mineral concentrate	%	82.6
•Zircon	%	77.6
Operating costs
•Mining cost	$/ROM t	2.66
•Processing cost	$/ROM t	2.91
•Transport cost	$/ROM t	0.22
•Reclaim/rehandle	$/ROM t	2.66 (only used for selective mining comparison)
•Incremental in pit management	$/ROM t	1.00 (only used for selective mining comparison)
•General and administrative cost	$/ROM t	0.71
Royalty	%	5
Material considered to meet reasonable prospects for economic extraction was reported using a cut-off grade of 0.4% THM.
Historic and forecast product prices ($/t, 2025 real terms, rounded).

Product	Historic 2019 – 2023* (annual average, US$/t)		Forecast 2026 – 2050* (annual average, US$/t)
Rare earth concentrate	6,150	**	11,630
Rutile	1,700		1,440
Chloride Ilmenite	280		280
Zircon (premium)	1,820		1,680
*Source: Argus Media, TZMI, and Adamas Intelligence. Inflationary/CPI data from U.S. Government’s Fiscal Year 2025 Budget assumptions.
**Please refer to table below for individual prices for REE’s that contribute to the REE concentrate price and table below for the percentage of each REE in our REE concentrate.

Historic and forecast individual REE prices ($/kg, 2025 real terms, rounded).

Rare Earth Oxide	Historic 2019 – 2023* (annual average US$/kg)	Forecast 2026 – 2050* (annual average US$/kg)
Lanthanum	1.3	1.4
Cerium	1.3	1.5
Praseodymium	78.9	157.9
Neodymium	80.0	166.1
Samarium	2.3	4.0
Europium	30.0	39.5
Gadolinium	40.0	86.4
Terbium	1,157.3	1,764.9
Dysprosium	322.0	555.0
Holmium	102.4	199.3
Erbium	33.6	57.2
Ytterbium	14.6	18.3
Lutetium	743.5	954.2
Yttrium	5.9	8.0
*Source: Argus Media and Adamas Intelligence.
Pricing has been based upon the following standard product specification requirements:
Initial Assessment product specification requirements.

Product	Product specification requirements
Rare earth concentrate	Mineral rare earth concentrate with 59.08 weight % total rare earth oxides (TREO) - as set out in the table below. Value of rare earth concentrate calculated as 31% value of contained TREO plus 10% premium for Titan Project’s heavy rare earth enrichment.
Rutile	Bulk rutile with titanium dioxide content (TiO2) of 94% - 96%
Chloride Ilmenite	Chloride ilmenite with titanium dioxide content (TiO2) of 58% - 65%
Zircon (premium)	Premium bulk zircon with ZrO₂ + HfO₂ >66%

Key product specifications of Titan-derived rare earth mineral concentrate from 2023 test work.

Rare Earth Oxide	Concentration (weight %)
La	11.28
Ce	24.20
Pr	2.96
Nd	10.87
Sm	1.97
Eu	0.15
Gd	1.43
Tb	0.19
Dy	0.87
Ho	0.15
Er	0.38
Tm	0.05
Yb	0.31
Lu	0.04
Y	4.23
Total rare earth oxides	59.08
Key assumptions and parameters relating to the THM mineral resources are discussed in the Technical Report Summary for our Titan Project incorporated by reference in this annual report.
Titan Project - Mineral Resources as of June 30, 2025 (see pricing assumptions used in assumptions table above)

Resource Category	Metric tons (in millions)	Grade (THM %)	THM (million metric tons)	Cut-off grade (THM %)	THM assemblage
					Zircon (% of THM)	Rutile (% of THM)	Ilmenite (% of THM)	REE (% of THM)
Measured	-	-	-	-	-	-	-	-
Indicated	241	2.2	5.3	0.4	11.3	9.3	39.7	2.1
Inferred	190	2.2	4.2	0.4	11.7	9.7	41.2	2.2
Total	431	2.2	9.5	0.4	11.5	9.5	40.3	2.1
Comparison of mineral resources as of June 30, 2025 and June 30, 2024
As a result of the annual review of the Company’s mineral resources, there has been no change to the mineral resources reported for the Titan Project. For information about the assumptions and criteria used in preparing our mineral resources, please see our technical report summary, including Section 11 (Mineral Resource Estimate), which is incorporated by reference in an exhibit to this annual report.
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

Initial Assessment
We have filed a Technical Report Summary on the Titan Project as an exhibit to our Annual Report on Form 20-F for the year ended June 30, 2024, which includes an Initial Assessment to support our Mineral Resource estimate and address reasonable prospects of eventual economic extraction. We completed internal studies that reviewed potential mining methods, infrastructure locations, and process methods. Our Qualified Person reviewed these studies when determining appropriate assumptions in support of reasonable prospects for economic extraction. Material considered to meet reasonable prospects for economic extraction was reported using a cut-off grade of 0.4% THM.
Land tenure status
At June 30, 2025, the Titan Project comprised approximately 10,083 acres of surface and associated mineral rights in Tennessee, of which approximately 1,488 acres are owned by IperionX, approximately 417 acres are subject to long-term lease by IperionX, and approximately 8,178 acres are subject to exclusive option to lease agreements with IperionX. These exclusive option agreements, upon exercise, allow IperionX to lease the surface property and associated mineral rights. Other than the option agreements described above, there currently are no material liens or encumbrances on the property comprising the Titan Project. However, in order to develop the project, we will need to obtain permits and approvals as described under “Item 4. Information on the Company-B. Business Overview-Governmental Regulations-Extraction Permits and Approvals.”
Our option to lease agreements, upon exercise, allow us to lease the surface property and associated mineral rights from the local landowners, and generally have expiry dates between mid-2026 to late-2027. During the option period, our option to lease agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Our annual option payments are generally $75.00 per acre and our drilling bonuses generally average approximately $1.00 per drill foot. Our obligation to make annual option payments and drilling bonus payments cease if we exercise our option to lease. Upon exercise, in the case of an option to lease, we will pay an annual minimum royalty, generally $75.00 per acre, and an extraction royalty, generally 5% of net revenues from products sold.

USA
Titan project Tennessee
Tennessee
Mississippi
Paris
Camden
New Johnsonville
Huntingdon
390000
4010000
4000000
3990000
3980000
3970000
3960000
370000
380000
390000
400000
410000
N
0
5
10 km

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
Incorporated by reference in this Annual Report on Form 20-F is an updated Technical Report Summary for our Titan Project, dated June 30, 2024, which includes an Initial Assessment to support our Mineral Resource estimate and address reasonable prospects of eventual economic extraction. The Initial Assessment demonstrates the Titan Project’s potential to be a North American producer of titanium, rare earths and other critical minerals needed for advanced U.S. industries such as consumer electronics, space, defense, medical, bicycles, additive manufacturing, and automotive.
Following the completion of this Initial Assessment, we may undertake additional technical studies, including pre-feasibility and/or feasibility studies. These additional studies will also adhere to the guidelines in S-K 1300. If we complete all technical studies (and all necessary permitting activities), we may then undertake minerals extraction and processing activities. However, we currently do not have detailed plans for any component of the exploration and development plans.
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
Our financial statements for fiscal 2025 are presented in U.S. dollars and have been prepared in accordance with IFRS.
This annual report includes consolidated financial statements for the years ended June 30, 2025, 2024, and 2023. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the year ended June 30, 2024 and 2023 has been omitted because such discussion was already included in Item 5 of IperionX’s annual report on Form 20-F for the year ended June 30, 2024.
Business Strategy
IperionX is set to be a leading American titanium metal and critical materials company – using patented titanium technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.
IperionX’s award-winning patented technology portfolio enables high strength forged titanium alloy products at low cost, with class-leading sustainability and superior process energy efficiencies when compared to current industry methods such as the Kroll process.
Using its technologies, IperionX has now transitioned to be a commercial producer of titanium metal products in the United States.
IperionX produces low-cost and high-quality angular and spherical titanium powder, which is used to produce near-net-shape and final titanium parts through powder metallurgy or additive manufacturing. These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished high-performance titanium products when compared to traditional titanium industry supply chains.We plan to effect our business plan as described in “Item 4B. Information on the Company – Strategies.”

A.Operating Results
Financial Overview of IperionX
The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this annual report.

	Year ended June 30, 2025	Year ended June 30, 2024
	US$	US$
Continuing operations
Research and development costs	(12,748,973)	(8,712,610)
Exploration and evaluation expenses	(2,894,369)	(1,950,583)
Corporate and administrative expenses	(10,686,376)	(4,516,393)
Business development expenses	(3,373,992)	(3,646,141)
Share-based payment expenses	(9,568,191)	(3,791,541)
Finance income	3,550,633	546,029
Finance costs	(306,250)	(187,119)
Other income and expenses	678,843	414,712
Loss before income tax	(35,348,675)	(21,843,646)
Year Ended June 30, 2025 Compared to Year Ended June 30, 2024
Research and development expenses
Research and development, or R&D expenses encompass expenditures incurred by the Company in connection with the research and development of the Company’s titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related research and development expenses associated with processing operations.
Research and development expenses increased by $4.0 million from $8.7 million for fiscal 2024 to $12.7 million for fiscal 2025 principally due to (i) increased staff costs and overheads to support our increased processing operations at our IPF in Utah and our new TPF and AMC in Virginia.
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
Exploration and evaluation expenses increased by $0.9 million from $2.0 million for fiscal 2024 to $2.9 million for fiscal 2025 principally due to an increase in technical and engineering work associated with the Titan Project.
Corporate and administrative expenses
Corporate and administrative expenses encompass overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services, IT licenses and legal compliance.
Corporate and administrative expenses increased by $6.2 million from $4.5 million for fiscal 2024 to $10.7 million for fiscal 2025, principally due to increased staff costs and overheads to support our continued growth, system implementation and compliance requirements.

Business development expenses
Business development expenses encompass costs of our customer engagement expenses, our secondary listing on Nasdaq, our investor relations expenses, including costs for press releases, maintenance of the Company’s website and our other investor marketing and information initiatives, and other fees for corporate advisory services.
Business development expenses decreased by $0.3 million from $3.6 million for fiscal 2024 to $3.4 million for fiscal 2025. The nature and level of business development expenses remained largely consistent between both financial periods.
Share-based payment expense
Share-based payment expense encompasses expenses incurred by the Company in connection with ordinary shares, Restricted Stock Units, Unlisted Options and Performance Rights granted by the Company to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements.
Share-based payment expenses from such remuneration arrangements increased by $5.8 million from $3.8 million for fiscal 2024 to $9.6 million for fiscal 2025, principally due to the ongoing expensing of existing equity awards over their vesting period and the decision to grant approximately 10.2 million additional equity awards during fiscal 2025 to secure the services of directors, employees and consultants to support our continued growth.
Finance income
Finance income encompasses interest income and foreign exchange gains.
Finance income increased by $3.0 million from $0.5 million for fiscal 2024 to $3.6 million for fiscal 2025, principally due to an increased of interest income of $1.7 million due to our increased cash balances and investing strategies as well as an increase of $1.3 million in foreign exchange gain related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change.
Finance costs
Finance costs encompass interest expenses and foreign exchange losses.
Finance costs increased by $0.1 million from $0.2 million for fiscal 2024 to $0.3 million for fiscal 2025, principally due to the result of increasing lease liabilities held by the Company.
Other income and expenses
For fiscal 2025, we had $0.9 million in grant income from the U.S. DoW for reimbursements for expenditures related to the Titan Project definitive feasibility study in conjunction with the IBAS agreement. See Note 1(aa) to our audited consolidated financial statements for fiscal 2025, included in this annual report. The grant income was offset by a loss of $0.3 million relating to certain property, plant and equipment. For fiscal 2024, we had other income of $0.6 million principally from a research contract which was offset by an impairment loss of $0.2 million relating to certain plant and equipment.
B.Liquidity and Capital Resources
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

Sources and Uses of Liquidity
We have not yet commenced significant commercial production at any of our facilities or properties and expect to continue to incur losses during the research and development of our metals technologies, the commissioning and scale-up of our metals production facilities, and the exploration and evaluation of our mineral properties. Our operations have been financed by proceeds from issuances of ordinary shares and government funding.
At June 30, 2025, we had cash reserves of $54.8 million and net assets of $92.4 million. Our primary use of cash currently comprises the research and development of our metals technologies, the commissioning and scale-up of our metals production facilities, the exploration and evaluation expenditures relating to our mineral properties in the United States and administrative and corporate costs.
On July 29, 2025, the Company completed the first tranche of a placement of 14,000,000 new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of $46 million (approximately A$70 million) before costs.
We incurred net losses of $35.3 million and $21.8 million for fiscal 2025 and fiscal 2024, respectively. We incurred net cash outflows from operating and investing activities of $46.1 million and $25.1 million for fiscal 2025 and fiscal 2024, respectively. We believe that we will continue to incur net losses until such time as we commence commercial scale production of titanium metals and/or critical minerals.
If we decide to expand the capacity of our Titanium manufacturing Campus, this might require significant additional funds, which would require future debt or equity financings. Similarly, if we ultimately make a decision to develop the Titan Project, this will require significant additional funds, which might require future debt or equity financings.
We may decide to pursue additional financing activities to facilitate development activities at the Titan Project and to fund working capital and expansion projects. We expect that such financing would result in additional sales or issuances of our ordinary shares or ADSs, but we also may engage in debt financing.
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
Funding Requirements and Capital Expenditures
The Company’s capital expenditures amounted to $17.6 million for fiscal 2025 and $8.1 million for fiscal 2024 which represents the purchase of property, plant, and equipment and exploration and evaluation properties.
Using its technologies, IperionX has now transitioned to be a commercial producer of titanium metal products in the United States. Titanium powder production commenced in 2024 and, by 2025, nameplate capacity has increased by 60% from 125 metric tons per year (tpa) to 200 tpa, driven by operational and technology process improvements with no additional capex.
During fiscal 2024, the U.S. DoW contracted to award the Company $12.7 million in funding under the DPA Title III authorities. This funding has been or will be applied towards the Titanium manufacturing Campus to reach its initial Phase I production capacity of 125 tpa. Title to all assets purchased by IperionX with funds from the U.S. government vests with the U.S. government during the term of the technology investment agreement. At the end of the agreement, title may be transferred back to the Company subject to certain conditions.
The Company can acquire equipment or real property and designate the related purchase price as reflecting the U.S. government’s share of funding or the Company’s share of funding. To the extent designated as the U.S. government’s share, the Company is entitled to request reimbursement from time to time of the cost to purchase. Title to all equipment and real property acquired with federal funds vests with the U.S. government throughout the agreement. The U.S. government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Company’s performance is satisfactory and provided that (a) the Company has used the equipment or real property for the authorized purposes of the project funding until funding for the project ceases, (b) the Company has not encumbered the equipment or real property without approval of the U.S. government, and (c) the Company has otherwise complied with the terms of the agreement. All equipment acquired with federal funds is tagged and segregated from equipment acquired with Company funds using a Property Control List that tracks all equipment purchased under the agreement. The Property Control List is submitted quarterly to the U.S. government and includes a description of the equipment, an asset number, manufacturer's serial number, ordered date, received date, installed date, location of the asset, and disposition date (if applicable). When the equipment arrives at our Virginia facility, it is tagged with an identification tag marked “Property of the Government of the United States” and which also included the serial number, asset number, and date received.
Through June 30, 2025, the Company has used government funds primarily to acquire equipment used to produce titanium powder from recycled sources of scrap at the construction site. The assets acquired are designed to establish, outfit and operationalize the TPF in accordance with the Statement of Work included in the DPA agreement. Although these assets are integral to the operation of the TPF, in the scenario in which the U.S. government does not relinquish these assets to the Company at the end of the agreement, the Company would seek to acquire or lease such equipment from the U.S. government, replace such equipment with new equipment using the Company’s existing cash reserves, or consider other options. See “Item 3. Key Information – D. Risk Factors - Risks Related to Our Business - Some of our assets used in the TPF are acquired with federal government funds. The U.S. government holds the title with respect to such assets.”
In February 2025, the Company was awarded up to $47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The grant will be matched with $23.6 million in funding by IperionX, for a total funding amount of $70.7 million. As part of the initial phase, the DoW has obligated $5.0 million, and IperionX will contribute $1.0 million, to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. Subsequent to year end, the DoW obligated an additional $12.5 million in August of 2025, and another $25.0 million in September of 2025, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Total obligations now stand at $42.5 million, with the remaining $4.6 million expected to be obligated by the DoW over the contract term. The matching funding by IperionX increased to $48.1 million for a total funding amount of $95.2 million as of the date of this filing. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as “Other income and expenses” in the consolidated statements of profit and loss and other comprehensive income, once all conditions for reimbursement are met.
We retain optionality to expand the capacity of the TPF to above 1,400 tpa of angular titanium powder. Comprehensive engineering, commercial, and financial studies are underway to review potential product mix, production scale, and associated capital and operational expenditures at higher production levels. If we ultimately decide to expand the capacity of the TPF to above 1,400 tpa, this will require additional funds, which may require future debt, government or equity financings.
If we make a Final Investment Decision to develop the Titan Project, this will require substantial additional funding, which may require future debt or equity financings or joint venture partnership.
Cash Flows
The following table summarizes our sources and uses of cash for the years ended June 30, 2025 and 2024:

	Year ended June 30, 2025	Year ended June 30, 2024
	US$	US$
Net cash provided by (used in):
Operating activities	(21,797,685)	(18,607,063)
Investing activities	(24,277,010)	(6,529,569)
Financing activities	67,991,632	46,592,163
Net increase in cash and cash equivalents	21,916,937	21,455,531
Operating Activities
For fiscal 2025, net cash used in operating activities was $21.8 million ($18.6 million for 2024). Net cash used in operating activities represents payments to suppliers and employees and interest paid and received.

Investing Activities
For fiscal 2025, net cash used in investing activities was $24.3 million ($6.5 million for 2024). Net cash used in investing activities represents the purchase of exploration and evaluation properties, the purchase of property, plant and equipment, and payments related to the IP acquisition.
Financing Activities
For fiscal 2025, net cash provided by financing activities was $68.0 million ($46.6 million for 2024). Net cash provided by financing activities primarily represents proceeds and costs from the issuance of ordinary shares, and payment of the principal portion of lease liabilities.
Off-balance sheet arrangements
During fiscal 2025 and 2024, we did not have any off-balance sheet arrangements.
C.Research and Development, Patents and Licenses
IperionX’s R&D policies are focused on optimizing its R&D resources relating to human talent, infrastructure, and working with select partners including leading academic institutions to bring specific, high-level skills to its core R&D projects. These projects include the commercialization of patented technologies to produce low-cost, low-carbon titanium products and powders, as well as recycled scrap. The core technologies behind IperionX’s products were discovered by researchers at the University of Utah. IperionX acquired and holds the exclusive rights to commercialize these technologies. IperionX’s R&D activities may also extend to its Titan Project in Tennessee, which will incorporate surface mining activities and mineral processing activities at a nearby Wet Concentrator Plant and dry Mineral Separation Plant.
D.Trend Information
Not applicable, as the Company is commencing its activities in Virginia and still in the exploration stage in Tennessee, and therefore has no material trends in production, sales or inventory.
E.Critical Accounting Policies and Estimates
See Note 1 to our audited consolidated financial statements for fiscal 2025, included in this annual report.
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
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

Name	Age	Position
Todd W. Hannigan	51	Executive Chairman
Anastasios (Taso) Arima	41	Chief Executive Officer and Managing Director
Lorraine M. Martin	63	Lead Independent Non-Executive Director
Vaughn W. Taylor	40	Independent Non-Executive Director
Tony Tripeny	66	Independent Non-Executive Director
Melissa G. Waller	55	Independent Non-Executive Director
Beverly M. Wyse	62	Independent Non-Executive Director
Toby E. Symonds	56	President and Chief Strategy Officer
W. Scott Sparks	63	Chief Operating Officer
Dominic P. Allen	41	Chief Commercial Officer
Marcela R. Castro	53	Chief Financial Officer
Todd Hannigan (51 years of age) – Executive Chairman
Mr. Hannigan was appointed as Non-Executive Chairman of IperionX on February 1, 2021, and as Executive Chairman on May 24, 2021.
Todd Hannigan has over 28 years of global experience in natural resources as company founder, chief executive officer, private capital investor and non-executive director. Mr. Hannigan has worked internationally in the natural resources sector including for Piedmont Lithium Inc., Aston Resources, Hanson PLC and BHP Billiton. Mr. Hannigan holds a Bachelor of Engineering (Mining) from The University of Queensland and an MBA from INSEAD. Other Public Directorships: Executive Chairman Brazilian Rare Earths (January 2023 – present)
Anastasios (Taso) Arima (41 years of age) – Chief Executive Officer and Managing Director
IperionX Director since September 13, 2021
Anastasios (Taso) Arima has over 15 years of experience in founding and developing critical material companies in North America. Mr. Arima was a founder and director of Piedmont Lithium and was instrumental in the development of the company. Mr. Arima attended the University of Western Australia and earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering. Other Public Directorships: InVert Graphite Limited (formerly Dominion Minerals Limited) (November 2021 – present)
Lorraine M. Martin (63 years of age) – Lead Independent Non-Executive Director
CEO of the National Safety Council
IperionX Director since September 13, 2021
Lorraine M. Martin is a director and CEO of the National Safety Council, serving in this position since June 2019. She is also co-founder and President of Pegasus Springs Foundation, a non-profit organization focused on education and mentoring. Ms. Martin is the retired Executive Vice President and Deputy of Rotary and Mission Systems (“RMS”) for Lockheed Martin Corporation, a global aerospace, defense, security and advance technologies company. Prior to RMS, Ms. Martin was Executive Vice President and General Manager for the F-35 Lightning II Program for Lockheed Martin Aeronautics Company. Her leadership of the F-35 program earned Pentagon recognition for reducing program costs while increasing production and fielding more aircraft worldwide. She joined Lockheed Martin in 1988 and during her tenure, held a variety of high visibility leadership positions across the corporation. Prior to joining Lockheed Martin, she served as an officer in the U.S. Air Force, holding various leadership positions for software intensive technology and development programs. She has a Master of Science degree in Computer Science from Boston University and a Bachelor of Arts degree in Computational Mathematics from DePauw University. Other Public Directorships: Kennametal Inc. (July 2018 – present)
Vaughn Taylor (40 years of age) – Independent Non-Executive Director
Former Executive Director and Chief Investment Officer of AMB Capital Partners
IperionX Director since March 3, 2021
Vaughn Taylor previously served as Executive Director and Chief Investment Officer of AMB Capital Partners, (“AMB”) the global investment platform of the Bennett Family. Mr. Taylor was responsible for executing on the investment strategy, expanding the investment portfolio into international markets and sourcing new investment opportunities. Mr. Taylor is an active global investor and is a board member of a number of listed and private market organizations both in Australia and the U.S. across a range of sectors. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University. Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, (“FINSIA”). Other Public Directorships: Alta Global Group Ltd (August 2021 – present)
Tony Tripeny (67 years of age) – Independent Non-Executive Director
Former Executive Vice President and Chief Financial Officer of Corning Incorporated
IperionX Director since March 17, 2025
Tony Tripeny brings over 40 years of financial and operational leadership in advanced manufacturing, technology and materials science. Mr. Tripeny’s successful 36-year career at Corning Incorporated, a global innovator and leader in advanced materials science, included senior roles of Executive Vice President and Chief Financial Officer, as well as Senior Vice President and Corporate Controller, until his retirement in 2022. Mr. Tripeny currently serves as a Director at Mesa Laboratories and Origin Materials. He holds an economics degree from the Wharton School of Business at the University of Pennsylvania and is a member of both the Financial Executives Institute and the Institute of Management Accounting. Other Public Directorships: Mesa Laboratories, Inc. (NASDAQ: MLAB) (2022 – present), Origin Materials, Inc. (NASDAQ: ORGN) (May 2023 - present)
Melissa G. Waller (55 years of age) – Independent Non-Executive Director
Former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury
IperionX Director since September 13, 2021
Melissa G. Waller has over 30 years’ experience as a senior finance executive and is President for the AIF Institute, providing essential education, research and resources to investors and investment firms globally with over $50 trillion assets under management. Ms. Waller is the former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury, where she successfully oversaw Department strategic planning, operations, and public-policy implementation, along with a staff of more than 400 employees, including the North Carolina Retirement Systems, the pension fund for the state and the tenth largest public pension fund in the United States, with assets in excess of $90 billion. Ms. Waller has served as Chair of the Department’s Corporate Governance Committee, as well as on the Council of Institutional Investors Board of Directors and the Governor’s Board of Innovation for the North Carolina University System. She currently serves as Executive Program Director for the National Institute of Public Finance, as well as Director of Public and Private Partnerships for the Kenan Institute. Ms. Waller has a bachelor’s degree in journalism and mass communications from the University of North Carolina.
Beverly M. Wyse (62 years of age) – Independent Non-Executive Director
Former President of Shared Services, Boeing
IperionX Director since September 13, 2021
Beverly M. Wyse worked for over 30 years at Boeing, most recently as President of Shared Services, a multi-billion dollar operating group. In that role, she refocused and restructured the organization and also delivered improved efficiency and performance. Previously, she was Vice-President & General Manager of Boeing South Carolina, a major manufacturing, assembly and delivery site for Boeing where she led the team through successful production rate increases, major improvements in workforce relations and significant reductions in operating costs. Throughout her extensive career at Boeing, Ms. Wyse also successfully led the 737, 767 and 787 Charleston programs. Ms. Wyse holds an MBA and a B.Sc. in Mechanical Engineering from the University of Washington. Other Public Directorships: Héroux-Devtek Inc. (February 2019 – February 2025)
Toby E. Symonds (56 years of age) – President and Chief Strategy Officer
Toby E. Symonds has over 30 years of experience in finance and asset management. This includes advisory board roles across private equity and real estate investment firms and executive leadership positions within global hedge fund firms and investment banking firms based in London, New York and San Francisco. Mr. Symonds has core competencies in capital markets, corporate strategy, product development, business development, management information systems and project and team management. Mr. Symonds graduated from North Carolina State University. Mr. Symonds was appointed President and Chief Strategy officer effective November 1, 2022.

Scott Sparks (63 years of age) – Chief Operating Officer
Scott Sparks brings more than 30 years of experience as an engineer and senior executive to the design, construction, and operations of industrial plant facilities in the critical resources industry. He has been a founder and senior management team member at several companies, most recently at Performance Industries, a construction and contract operations firm in West Virginia and at DRA Taggart, a Pennsylvania-based provider of construction and engineering services to the resources industry. Mr. Sparks earned a B.S. degree in Mining Engineering from West Virginia Institute of Technology. Mr. Sparks was appointed as an executive officer effective September 1, 2022.
Dominic Allen (41 years of age) – Chief Commercial Officer
Dominic Allen has over 15 years’ commercial experience, including senior roles with Sovereign Metals Limited, Rio Tinto Limited and Oyu Tolgoi LLC. Mr. Allen previously worked for Ernst & Young Transaction Advisory Services, completing resource and industrial transactions both in Australia and internationally. Mr. Allen holds a Bachelor of Commerce and a Bachelor of Science (Hons) from the University of Western Australia and is a Member of the Chartered Accountants Australia and New Zealand. Mr. Allen was appointed as Chief Commercial Officer of the Company effective December 1, 2020.
Marcela Castro (53 years of age) – Chief Financial Officer
Marcela Castro is an experienced finance professional with over 25 years’ experience in global finance leadership for companies across multiple industries, including green technology, manufacturing, mining and industrial and consumer products. Ms. Castro has expertise in U.S. public company accounting, financial analysis and strategic planning. Ms. Castro started her career at Arthur Andersen and progressed across international finance roles with Colgate-Palmolive, Jaguar Mining, the Rev Group and Proterra Inc. Ms. Castro holds a Bachelor of Business Administration with Pontificia Universidade Catolica and an Executive MBA with IBMEC. Ms. Castro was appointed Chief Financial Officer effective from December 21, 2023.
Family Relationships
There are no family relationships between any members of our executive management and our directors.
Arrangements for Election of Directors and Members of Management
There are no contracts or other arrangements pursuant to which directors have been or must be selected.
B.Compensation
Overview
IperionX is a U.S.–based titanium technology and manufacturing company listed on both the ASX and Nasdaq. Our executives, employees, customers, and operating assets are overwhelmingly in the United States, and our strategy is anchored in building a low-cost and resilient U.S. titanium supply chain.
The Remuneration Framework for KMP is developed by the Board and its Compensation Committee, with independent advice from U.S-based consultants, benchmarking IperionX against comparable U.S. businesses, reflecting IperionX’s position as a U.S.-based technology and metals manufacturing company rather than a ASX resource company. It is designed to:
•Compete for U.S. leadership talent in advanced manufacturing and hard-tech;
•Align rewards to long-term shareholder value, strategic execution, and long term success;
•Reinforce multi-year commitment to scaling operations safely, reliably and profitably; and
•Drive performance while managing risk, particularly during rapid commercial scale-up.
Our structure combines fixed remuneration with a meaningful “at-risk” component across short- and long-term incentives. Deliberately lower fixed pay and a higher proportion of performance-based long-term equity ensure executive outcomes closely mirror shareholder outcomes. A significant share of total compensation is contingent on achieving clearly defined milestones tied to value creation. The table below provides an overview of the remuneration elements for fiscal year 2025.

Remuneration Benchmarking Review
From late 2024 to April 2025, the Compensation Committee engaged a U.S.-based independent remuneration consultant, to review IperionX’s remuneration structure, policy, and strategy for executives and employees. This review was prompted by the Company’s significant growth since the last benchmarking exercise and by stakeholder feedback on previous Remuneration Reports. Looking ahead, the Company intends to review its peer group annually.
Executive Remuneration
The Group’s executive remuneration policy is to provide a fixed remuneration component and a performance-based component (STI’s and LTI’s). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.
In a significant year for IperionX, executive KMP demonstrated strong performance, and their remuneration outcomes reflect their performance and significant contributions in fiscal 2025.
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
As outlined above, as part of the implementation of the Remuneration Benchmarking Review completed by the U.S.-based independent consultants, during the fiscal year, the fixed remuneration of Executive KMP was benchmarked to peer comparator groups and adjusted to the 25th percentile, with the following adjustments made for executive KMP fixed remuneration during the fiscal year.

Executive KMP	Previous (US$)	Current (US$)	Increase (US$)	Increase (%)
Todd Hannigan (Executive Chairman)	250,000	317,500	67,500	27%
Anastasios Arima (CEO)	400,000	475,000	75,000	19%
Toby Symonds (President)	380,000	451,500	71,500	19%
W. Scott Sparks (COO)	250,000	282,500	32,500	13%
Dominic Allen (CCO)	250,000	282,500	32,500	13%
Marcela Castro (CFO)	250,000	270,000	20,000	8%
Performance Based Remuneration – Short-Term Incentive
Some executive KMP are entitled to an annual cash bonus upon achieving various KPI’s, as set by the Board. Having regard to the current size, nature and opportunities of the Group, the Board has determined that these KPI’s will include measures related to successful completion of activities as outlined in the below table. Prior to the end of each financial year, the Board assesses performance against these criteria.

The following table sets out the key criteria which were set by the Board and used to determine executive STI outcomes for fiscal 2025:

Feature	Description
Eligibility	Limited to select employees, as determined by the Board.
Opportunity	The target opportunity as a percentage of fixed remuneration is set out below:
	Executive KMP		Target STI (% of FR)
	Todd Hannigan (Executive Chairman)		50%
	Anastasios Arima (CEO)		60%
	Toby Symonds (President)		60%
	W. Scott Sparks (COO)		50%
	Dominic Allen (CCO)		50%
	Marcela Castro (CFO)		50%

Payout Methodology	The total payout is calculated based on incremental objectives completed. To receive a payout, the total completion percentage must exceed 50% and is capped at 200% of target. The relationship between weighted score card achievement and payout is reflected in the chart below..
		Weighted Scorecard Achievement	Payout % of Target STIP
	Threshold	0% - 50%	–%
	Target	75%	100%
	Maximum	100%	200%

Performance Assessment
IperionX utilizes a weighted scorecard methodology to award annual cash bonuses to executive KMP, which enhances transparency on the determination of annual cash bonuses. This approach links short-term incentives for executive KMP to clearly defined Company objectives to create a performance-based compensation opportunity that furthers stockholders’ interests while motivating and challenging our executive talent to achieve strategic priorities.
The cash bonus scorecard for the STIP paid in fiscal year 2025 comprises of six primary strategic goals, each weighted between 15-25%. Each of these goals contained a number of defined objectives. As part of the methodology, scorecard completion determines the total payout.

	Measure	Measure	Weighting
	Safety	Managing the health and safety matters as a critical business activity	15%
	People & Sustainability	Recruitment and retention of key talent across the business, managing environmental compliance and promoting sustainable development	15%
	Product Innovation / R&D / IP	Ongoing innovation and protection of existing IP	15%
	Commercial and Government Engagements	Focus on delivering numerous commercial and government contracts	15%
	Operations	Focus on delivery of key scale-up targets	15%
	Funding, Corporate, Financial and Investor Relations	Focus on delivery and commercialization of our assets and balance sheet strength	25%

Payment	The STI awards were paid in cash after the completion of reviews at December 31, 2024.

The following table outlines the fiscal 2025 performance against the above short-term incentive criteria:

Measure	Measure	Weighting
Safety	Managing the health and safety matters as a critical business activity	15%
People & Sustainability	Recruitment and retention of key talent across the business, managing environmental compliance and promoting sustainable development	15%
Product Innovation / R&D / IP	Ongoing innovation and protection of existing IP	15%
Commercial and Government Engagements	Focus on delivering numerous commercial and government contracts	15%
Operations	Focus on delivery of key scale-up targets	15%
Funding, Corporate, Financial and Investor Relations	Focus on delivery and commercialization of our assets and balance sheet strength	25%
Based on these performance outcomes, the table below outlines the STI awarded to executive KMP with respect to performance in fiscal 2025. During fiscal 2025, bonuses of $1,486,000 were paid to executive KMP. (2024: $734,560)

Executive KMP	Target STI (% of FR)	Target STI (US$)	STI Awarded for 2025 (US$)	% of Target STI Awarded
Todd Hannigan (Executive Chairman)(1)	200%	125,000	-	-%
Anastasios Arima (CEO)	200%	240,000	480,000	200%
Toby Symonds (President and CSO)	200%	228,000	456,000	200%
W. Scott Sparks (COO)	200%	125,000	250,000	200%
Dominic Allen (CCO)	120%	120,000	150,000	125%
Marcela Castro (CFO)	120%	125,000	150,000	120%
Notes:
(1)Mr. Hannigan’s share-based payments includes 141,844 shares issued in lieu of his cash bonus of $250,000, as approved by shareholders on June 27, 2025.
Performance Based Remuneration – Long-Term Incentive
The Group has a LTIP to reward executive KMP and other key employees and contractors for long-term performance. This plan is based on best practice for companies operating in the United States. This LTIP was designed in consultation with our U.S. based remuneration consultant.
The Plan provides for the issuance of Performance Rights, RSU’s, and Unlisted Options to eligible employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group. The allocation to Performance Rights, RSU’s and/or Options is determined by the Board based on the assessment of the contribution by the executive KMP to all aspects of the company’s growth.
To achieve its corporate objectives, the Group needs to attract, incentivize, and retain its executive KMP and other key employees and contractors. The Board believes that grants made to eligible participants under the Plan will provide a useful tool to underpin the Group’s employment and engagement strategy, and enables the Group to:
•recruit, incentivize and retain KMP and other key employees and contractors needed to achieve the Company's business objectives;
•link the reward of key staff with the achievement of strategic goals and the long-term performance of the Company;
•align the financial interest of participants of the Plan with those of Shareholders; and
•provide incentives to participants of the Plan to focus on superior performance that creates Shareholder value.

The issuance of Performance Rights and RSUs for fiscal 2025 is considered in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term shareholder value.
The table below summarizes RSU’s, Performance Rights and Unlisted Options that were granted, vested or lapsed relating to executive KMP remuneration during fiscal 2025.

	Granted during 2025	Vested/exercised during 2025	Lapsed or expired during 2025
RSU’s	1,555,640	(1,019,668)	-
Performance Rights	3,473,409	(17,066,667)	-
Options	1,158,074	(625,000)	-
As at June 30, 2025, the Company had a total of 25,206,752 outstanding Performance Rights, RSU’s and Unlisted Options on issue that had been granted to employees and contractors of the Company as part of their remuneration arrangements, representing 7.3% of the Company’s total shares on issue (on an undiluted basis). The Board considers this reasonable and in-line with peer group comparators.
Restricted Stock Units
In fiscal 2025, the Board chose to grant RSUs to attract and retain executives. The use of RSUs aligns with the long-term incentive vehicles used by peer group comparators.
The RSUs vest and convert into an equivalent number of Ordinary Shares over a three-year period with a 3-year vesting cliff. If the relevant service-based vesting condition is not met by the applicable expiry date, the RSUs will automatically lapse.
During fiscal 2025, 1,555,640 RSUs were granted to executive KMP as outlined in the table below.

Executive KMP	No. RSU’s Awarded 2025
Todd Hannigan (Executive Chairman)	295,130
Anastasios Arima (CEO)	419,910
Toby Symonds (President and CSO)	400,533
W. Scott Sparks (COO)	178,866
Dominic Allen (CCO)	178,866
Marcela Castro (CFO)	82,335
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
During fiscal 2025, 3,473,409 Performance Rights were granted to executive KMP as outlined in the table below. These Performance Rights were granted to selected executive KMP as one-off grants as either retention awards or sign-on awards. These awards are linked to the creation of shareholder value growth through the utilization of “out of the money” share price hurdles and continuous service periods acting as a retention tool for our executives.

In addition to performance criteria, these Performance Rights also had a 4-year continuous service period requirement, as well as an additional 1-year lock-up period, meaning even if the vesting condition was achieved, the KMP is required to be in continuous service until April 10, 2030.

KMP	No. Performance Rights awarded 2025	Rationale	Vesting Conditions
Todd Hannigan (Executive Chairman)	918,906	Tied to performance and shareholder value creation. The share price hurdles were between 100-200% above the 30-day VWAP at the time of board approval (April 10, 2025).
Represents 70% of LTIP award for 2025
Three different performance right awards of 306,302. All three award vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$6.00 per share for one award, A$7.00 for one award, A$8.00 for one award, expiring April 10, 2031

Anastasios Arima (CEO)	1,307,418	Tied to performance and shareholder value creation. The share price hurdles were between 100-200% above the 30-day VWAP at the time of board approval (April 10, 2025).
Represents 70% of LTIP award for 2025
Three different performance right awards of 435,806. All three award vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$6.00 per share for one award, A$7.00 for one award, A$8.00 for one award, expiring April 10, 2031

Toby Symonds (President and CSO)	1,247,085	Tied to performance and shareholder value creation. The share price hurdles were between 100-200% above the 30-day VWAP at the time of board approval (April 10, 2025).
Represents 70% of LTIP award for 2025
Three different performance right awards of 415,695. All three award vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$6.00 per share for one award, A$7.00 for one award, A$8.00 for one award, expiring April 10, 2031

Unlisted Options
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
Other than service-based vesting conditions (if any) and the exercise price required to exercise the Unlisted Options, there are no additional performance criteria on the Unlisted Options granted to KMP. The Group prohibits executive KMP from entering into arrangements to limit their exposure to Unlisted Options granted as part of their remuneration package.
In determining the size of grant, the Board engaged a third party consultant to value the Unlisted Options utilizing a Black Scholes model, with a start date of April 10, 2025 (date of board approval). This resulted in a fair value of the options of A$1.07. The fair value of these unlisted options were updated when the unlisted options were actually issued. For accounting purposes, the share price at the date of issuance was utilized in the financial statements.

During fiscal 2025, Unlisted Options were granted to executive KMP as outlined in the table below:

KMP	No. Unlisted Options awarded 2025	Rationale	Vesting Conditions
W. Scott Sparks (COO)	470,701	Tied to performance and shareholder value creation. The option exercise price was ~75% above the 30-day VWAP at the time of board approval. Represents 50% of LTIP award for 2025	Vest upon three years of continuous service and the Company and are exercisable a A$5.00 each, expiring April 10, 2029
Dominic Allen (COO)	470,701	Tied to performance and shareholder value creation. The option exercise price was ~75% above the 30-day VWAP at the time of board approval. Represents 50% of LTIP award for 2025	Vest upon three years of continuous service and the Company and are exercisable a A$5.00 each, expiring April 10, 2029
Marcela Castro (CFO)	216,672	Tied to performance and shareholder value creation. The option exercise price was ~75% above the 30-day VWAP at the time of board approval. Represents 50% of LTIP award for 2025	Vest upon three years of continuous service and the Company and are exercisable a A$5.00 each, expiring April 10, 2029
Non-Executive Director Remuneration
The Board’s policy is to remunerate Non-Executive Directors at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, RSUs, Unlisted Options, and Performance Rights have been used to attract and retain Non-Executive Directors, where deemed appropriate. The Board determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.
The maximum aggregate amount of fees that can be paid to Non-Executive Directors is subject to approval by shareholders at a General Meeting. Director’s fees paid to Non-Executive Directors accrue on a daily basis. Fees for Non-Executive Directors are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and, subject to shareholder approval, on an annual basis, the Company grants each Non-Executive Director such number of RSUs calculated by dividing $125,000 by the VWAP of a share on ASX over the five trading days immediately prior to the date of the notice of AGM of shareholders. The Lead Director receives an additional $30,000 in annual equity grants. The Company prohibits Non-Executive Directors from entering into arrangements to limit their exposure to options granted as part of their remuneration package. The issuance of RSUs is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.
Fees for Non-Executive Directors are presently set at $50,000 (2024: $50,000) per annum. The Lead Non-Executive Independent Director receives an additional $30,000 per annum. These fees cover main board activities only. NEDs may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.
Committee fees are $15,000 for the Chair of each committee ($30,000 for the Audit Committee Chair) and $10,000 for committee members. The Company reimburses NEDs for reasonable expenses incurred in performing their duties (including in relation to any authorized independent professional advice sought by the NEDs to assist them in carrying out their duties as Directors). These fees are in line with the median against the benchmarked peer comparator groups.

During fiscal 2025, 212,430 RSUs were granted to Non-Executive Directors as set out below.

Non-Executive Director	Committee	Director Fees 2025 (US$)	No. RSU’s Awarded 2025
Lorraine Martin	Lead Independent Non-Executive Director, Nominating and Governance Committee,	75,000	42,486
Vaughn Taylor	Audit Committee, Compensation Committee (Chair)	80,333	42,486
Tony Tripeny	Audit Committee (Chair), Nominating and Governance Committee	19,167	42,486
Beverly Wyse	Audit Committee, Nominating and Governance Committee, Compensation Committee	80,000	42,486
Melissa Waller	Nominating and Governance Committee (Chair), Compensation Committee	75,000	42,486
During fiscal 2025, 476,494 RSUs and 300,000 Performance Rights held by Non-Executive Directors vested and converted into Ordinary Shares. No Unlisted Options were exercised by Non-Executive Directors during fiscal 2025. No RSUs, Unlisted Options or Performance Rights held by Non-Executive Directors lapsed during fiscal 2025.
Relationship between Remuneration of KMP and Shareholder Wealth
During the Group’s commercialization phase of the business, the Board anticipates that the Group will retain earnings (if any) and other cash resources for the commercialization of its metal technologies and the exploration and evaluation of its mineral properties. Accordingly, the Group does not currently have a policy with respect to the payment of dividends and returns of capital. Therefore, there was no relationship between the Board’s policy for determining, or in relation to, the nature and amount of remuneration of KMP and dividends paid and returns of capital by the Group during the current and previous four financial years.
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
Relationship between Remuneration of KMP and Earnings
As discussed above, the Group is currently commercializing its metal technologies and does not currently undertake profitable operations until sometime after the successful commercialization, production and sales of its metals. Accordingly, the Board does not consider earnings during the current and previous four financial years when determining, and in relation to, the nature and amount of remuneration of KMP.
Remuneration Governance
The Board has overall accountability for the oversight of the Company’s remuneration approach for Executive KMP and NEDs, having regard to the recommendations made by the Compensation Committee. The Compensation Committee reviews and makes recommendations to the Board on remuneration and at-risk remuneration policies, taking into account the Company’s strategic objectives, corporate governance principles, market practice and stakeholder interests.
The diagram below shows the Company’s remuneration governance framework, the key responsibilities of the Board, Compensation Committee and management.

The diagram below shows the Company’s remuneration governance framework, the key responsibilities of the Board, RNC and management.

Board

The Board is responsible for:

- Appointing, monitoring and managing the performance of the Company's Executive Directors and senior management.
- Determing the remuneration, monitoring the performance and succession planning of NEDs and Executive KMP.
- Reviewing and approving the performance of individual Board members and senior executives as well as any policies concerned with the remuneration of any employee.

Compensation Committee (CC)

The CC is responsible for:

- Reviewing and advising the Board on the composition of the Board and its committees.
- Advising on the process of recruitment, appointment and re-election of directors.
- Reviewing the performance of the Board, the Chairperson, the executive KMP and other individual members of the Board.
- Ensuring proper succession plans are in place for consideration by the Board.
- Assisting the Board with the establishment of remuneration policies and practices for the Company's CEO & MD, senior managers and staff, as well as to ensure director compensation is fair and current.
- Evaluating the competencies required of prospective executive KMP, identify those prospective KMP and establish their degree of independence.

Management

Management provides relevant information and analysis required to support decision making, this includes for remuneration related considerations.

External Consultants

The CC may engage external advisors to obtain relevant information and an external perspective regarding remuneration related matters.

Remuneration Advisors
During fiscal 2025, the Compensation Committee approved the engagement of a U.S.-based independent consultant to provide remuneration recommendations regarding the remuneration quantum for KMP and advise on LTIP and STIP structures. The Compensation Committee considered the recommendations, along with other factors, in making its remuneration decisions. Both the Compensation Committee and the consultants are satisfied the advice received from CAP is free from undue influence from the KMP to whom the remuneration recommendations apply. $114,400 was paid to remuneration advisors during the 2025 fiscal year.

Emoluments of KMP
Details of the nature and amount of each element of the emoluments of each KMP of the Company for the year ended June 30, 2025 are as follows:

	Short-term benefits
2025	Salary & fees US$	Cash bonus US$	Other US$	Post- employment benefits US$	Share-based payment expense US$	Total US$	Performance related %
Directors
Todd Hannigan(1)	317,500	-	-	19,411	834,131	1,171,042	71
Anastasios Arima	475,000	480,000	7,857	-	1,047,347	2,010,204	52
Lorraine Martin	75,000	-	-	-	111,052	186,052	60
Vaughn Taylor	80,833	-	-	9,296	93,217	183,346	51
Tony Tripeny	19,167	-	-	-	19,887	39,054	-
Melissa Waller	75,000	-	-	-	111,052	186,052	60
Beverly Wyse	80,000	-	-	-	111,052	191,052	58
Other KMP
Toby Symonds	451,500	456,000	23,010	9,075	2,040,207	2,979,792	68
W. Scott Sparks	282,500	250,000	14,674	8,800	465,379	1,021,353	46
Dominic Allen	282,500	150,000	49,425	-	278,638	760,563	37
Marcela Castro	270,000	150,000	23,010	16,050	384,108	843,168	46
Total	2,409,000	1,486,000	117,976	62,632	5,496,070	9,571,678
Notes:
(1)Mr. Hannigan’s share-based payments includes 141,844 shares issued in lieu of his cash bonus of $250,000, as approved by shareholders on June 27, 2025.
Loans with Key Management Personnel
No loans were provided to or received from KMP during the year ended June 30, 2025 (2024: Nil).
Other Transactions with Key Management Personnel
Performance Industries, Inc., a company associated with Mr. W. Scott Sparks, Chief Operating Officer of the Company, was paid or is payable $0 during fiscal 2025 (2024: $53,138) for the provision of engineering and construction services to the Company. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.

Options, Rights and RSU’s Granted to Key Management Personnel
Details of Unlisted Options, Performance Rights and Restricted Stock Units granted, exercised or lapsed for each KMP of the Company during the 2025 financial year are as follows:

2025	No. of options, rights and RSU’s granted during year #	No. of options, rights and RSU’s vested during year #	Value of options, rights and RSU’s granted during year(1) US$	Value of options, rights and RSU’s exercised during year(2) US$	Value of options, rights and RSU’s included in remuneration for year US$
Directors
Todd Hannigan	1,214,036	(3,659,333)	3,559,737	10,208,258	584,131
Anastasios Arima	1,727,328	(4,943,667)	5,064,786	10,692,507	1,047,347
Lorraine Martin	42,486	(135,790)	122,557	339,254	111,052
Vaughn Taylor	42,486	(369,124)	122,557	996,310	93,217
Tony Tripeny	42,486	-	93,867	-	19,887
Melissa Waller	42,486	(135,790)	122,557	339,254	111,052
Beverly Wyse	42,486	(135,790)	122,557	339,254	111,052
Other KMP
Toby Symonds	1,647,618	(4,969,334)	3,007,791	13,379,556	2,040,207
W. Scott Sparks	649,567	(479,667)	1,178,202	1,228,406	465,379
Dominic Allen	649,567	(4,079,667)	1,178,202	11,460,405	278,638
Marcela Castro	299,007	(579,667)	455,838	1,510,907	384,108
Total	6,399,553	(19,487,829)	15,028,650	50,494,111	5,246,070
Notes:
(1)Determined at the time of grant per IFRS 2 - Share-based Payment, using an exchange rate of US$0.6556=A$1.00, being the average exchange rate for 2025.
(2)Determined at the time of exercise or conversion at the intrinsic value using the exchange rate on the date of exercise.

Details of Unlisted Options, Performance Rights and RSUs granted by the Company to each KMP of the Company during the financial year are as follows:

2025	Security class	Grant date	Expiry date	Service vesting date	Exercise price A$	Vesting hurdle (30- day VWAP)	Grant date fair value(1) A$	Number granted
Todd Hannigan	RSUs	27-Jun-25	10-Apr-29	10-Apr-28	-	-	A$4.750	295,130
	Rights	27-Jun-25	10-Apr-31	10-Apr-29	-	A$6.00	A$4.480	306,302
	Rights	27-Jun-25	10-Apr-31	10-Apr-29	-	A$7.00	A$4.380	306,302
	Rights	27-Jun-25	10-Apr-31	10-Apr-29		A$8.00	A$4.290	306,302
Anastasios Arima	RSUs	27-Jun-25	10-Apr-29	10-Apr-28	-	-	A$4.750	419,910
	Rights	27-Jun-25	10-Apr-31	10-Apr-29	-	A$6.00	A$4.480	435,806
	Rights	27-Jun-25	10-Apr-31	10-Apr-29	-	A$7.00	A$4.380	435,806
	Rights	27-Jun-25	10-Apr-31	10-Apr-29		A$8.00	A$4.290	435,806
Lorraine Martin	RSUs	22-Nov-24	16-Dec-28	16-Dec-25	-	-	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-26	-	-	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-27	-	-	A$4.400	14,162
Vaughn Taylor	RSUs	22-Nov-24	16-Dec-28	16-Dec-25	-	-	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-26	-	-	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-27	-	-	A$4.400	14,162
Melissa Waller	RSUs	22-Nov-24	16-Dec-28	16-Dec-25	-	-	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-26	-	-	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-27	-	-	A$4.400	14,162
Beverly Wyse	RSUs	22-Nov-24	16-Dec-28	16-Dec-25	-	-	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-26	-	-	A$4.400	14,162
	RSUs	22-Nov-24	16-Dec-28	16-Dec-27	-	-	A$4.400	14,162
Tony Tripeny	RSUs	9-Mar-25	16-Dec-28	16-Dec-25	-	-	A$3.370	14,162
	RSUs	9-Mar-25	16-Dec-28	16-Dec-26	-	-	A$3.370	14,162
	RSUs	9-Mar-25	16-Dec-28	16-Dec-27	-	-	A$3.370	14,162
Toby Symonds	RSUs	15-May-25	10-Apr-29	10-Apr-28	-	-	A$3.110	400,533
	Rights	15-May-25	10-Apr-31	10-Apr-29	-	A$6.00	A$2.760	415,695
	Rights	15-May-25	10-Apr-31	10-Apr-29	-	A$7.00	A$2.680	415,695
	Rights	15-May-25	10-Apr-31	10-Apr-29		A$8.00	A$2.600	415,695
W. Scott Sparks	Options	12-Jun-25	10-Apr-29	10-Apr-28	A$5.00	-	A$2.260	470,701
	RSUs	12-Jun-25	10-Apr-29	10-Apr-28	-	-	A$4.100	178,866
Dominic Allen	Options	12-Jun-25	10-Apr-29	10-Apr-28	A$5.00	-	A$2.260	470,701
	RSUs	12-Jun-25	10-Apr-29	10-Apr-28	-	-	A$4.100	178,866
Marcela Castro	Options	23-May-25	10-Apr-29	10-Apr-28	A$5.00	-	A$1.860	216,672
	RSUs	23-May-25	10-Apr-29	10-Apr-28	-	-	A$3.550	82,335
Notes:
(1)For details on the valuation of Unlisted Options, RSUs, and Performance Rights, including models and assumptions used, please refer to Note 19 of the financial statements.

Option, Right, and RSU holdings of Key Management Personnel

2025	Held at July 1, 2024	Granted as remuneration	Exercise of options, rights and RSUs	Held at June 30, 2025	Vested and exercisable at June 30, 2025
Directors
Todd Hannigan	4,538,000	1,214,036	(3,659,333)	2,092,703	-
Anastasios Arima	6,581,000	1,727,328	(4,943,667)	3,364,661	-
Lorraine Martin	544,768	42,486	(135,790)	451,464	270,729
Vaughn Taylor	578,102	42,486	(369,124)	251,464	70,729
Tony Tripeny	-	42,486	-	42,486	-
Melissa Waller	544,768	42,486	(135,790)	451,464	270,729
Beverly Wyse	544,768	42,486	(135,790)	451,464	270,729
Other KMP					-
Toby Symonds	6,684,667	1,647,618	(4,969,334)	3,362,951	-
W. Scott Sparks	2,049,000	649,567	(479,667)	2,218,900	200,000
Dominic Allen	5,344,000	649,567	(4,079,667)	1,913,900	425,000
Marcela Castro	739,000	299,007	(579,667)	458,340	-
Total	28,148,073	6,399,553	(19,487,829)	15,059,797	1,507,916

Shareholdings of Key Management Personnel

2025	Held at July 1, 2024		Granted as remuneration		Exercise of options and rights		Net change other		Held at June 30, 2025
	Ord (1)	Perf (2)	Ord (1)	Perf (2)	Ord (1)	Perf (2)	Ord (1)	Perf (2)	Ord (1)	Perf (2)
Directors
Todd Hannigan	17,565,255	2,520,000	141,844	-	3,659,333	-	4,077,343	(1,260,000)	25,443,775	1,260,000
Anastasios Arima	6,461,446	4,500,000	-	-	4,943,667	-	-	(2,250,000)	11,405,113	2,250,000
Lorraine Martin	468,699	-	-	-	135,790	-	158,655	-	763,144	-
Vaughn Taylor	562,194	-	-	-	369,124	-	-	-	931,318	-
Tony Tripeny	-	-	-	-	-	-	-	-	-	-
Melissa Waller	168,699	-	-	-	135,790	-	-	-	304,489	-
Beverly Wyse	168,699	-	-	-	135,790	-	-	-	304,489	-
Other KMP
Toby Symonds	523,504	-	-	-	4,969,334	-	(2,304,692)	-	3,188,146	-
W. Scott Sparks	1,060,000	1,440,000	-	-	479,667	-	(145,696)	(720,000)	1,393,971	720,000
Dominic Allen	2,927,500	3,060,000	-	-	4,079,667	-	(2,499,999)	(1,530,000)	4,507,168	1,530,000
Marcela Castro	-	-	-	-	579,667	-	(238,872)	-	340,795	-
Total	29,905,996	11,520,000	141,844	-	19,487,829	-	(953,261)	(5,760,000)	48,582,408	5,760,000
Notes:
(1)‘Ord’ means Ordinary Shares.
(2)‘Perf’ means Performance Shares issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021. For the avoidance of doubt, these Performance Shares do not form part of remuneration.
Employment Contracts with Key Management Personnel
Mr. Arima, CEO and Managing Director, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Arima receives a fixed remuneration component of $550,000 (2024: $400,000) per annum and a discretionary annual bonus of up to $385,000 (2024: $240,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.

Mr. Symonds, President and CSO, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Symonds receives a fixed remuneration component of $523,000 (2024: $380,000) per annum and a discretionary annual bonus of up to $366,000 (2024: $228,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Mr. Hannigan, Executive Chairman, has a director appointment letter with the Group. Mr. Hannigan receives a fixed remuneration component of $385,000 (2024: $250,000) per annum and a discretionary annual bonus of up to $270,000 (2024: $125,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Mr. Allen, CCO, has an service agreement with the Group which may be terminated upon three months’ advance written notice, unless mutually agreed upon with the Company. Mr. Allen receives a fixed remuneration component of $315,000 (2024: $250,200) per annum and a discretionary annual bonus of up to $158,000 (2024: $125,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Mr. Sparks, COO, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Sparks receives a fixed remuneration component of $315,000 (2024: $250,000) per annum and a discretionary annual bonus of up to $158,000 (2024: $125,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Ms. Castro, CFO, has an employment agreement with the Group which may be terminated upon four weeks’ advance written notice, unless mutually agreed upon with the Company. Ms. Castro receives a fixed remuneration component of $290,000 (2024: $250,000) per annum, a discretionary annual bonus of up to $145,000 (2024: $125,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
All Non-Executive Directors have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.
C.Board Practices
The Board is responsible for guiding all matters relating to the strategic direction, policies, practices, establishing goals for management and the operation of the Company. The functions and responsibilities reserved for the Board and those delegated to the Managing Director and executive management are set out in our Board Charter.
Nasdaq listing standards require that a majority of the Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Mses. Martin, Waller and Wyse and Mrs. Taylor and Tripeny are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.
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
The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company for any liability caused by such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused by such a director or officer. During or since the end of fiscal 2025, no amounts have been paid by the Company in relation to the above indemnities. During fiscal 2025, an insurance premium of $229,238 was paid by the Company to insure against a liability incurred by a person who is or has been a director or officer of the Company or Company.

Board Committees
The Board has three standing committees, being an audit committee, a remuneration and nomination committee, and an environmental, social and governance committee.
Audit Committee
The Board has established an Audit Committee. Assignments to, and chairs of, audit committee will be selected by the Board. The audit committee operates under a charter approved by the Board and reports on its activities to the Board. The audit committee monitors the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee is responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The audit committee is established in accordance with Section 10A(m) of the Exchange Act. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. The audit committee currently consists of Mr. Tony Tripeny (chairperson), Mr. Vaughn Taylor and Ms. Beverly Wyse, all of whom are considered independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act. Mr. Tony Tripeny is also an audit committee financial expert.
Compensation Committee
The Board has established a separate Compensation Committee. The compensation committee operates under a charter approved by the Board and reports on its activities to the Board. The compensation committee charter sets out the processes the Board employs for setting the level and composition of compensation for directors and senior executives and ensuring that such compensation is appropriate and not excessive. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the Compensation Committee, all of whom must be independent. The remuneration and nomination committee currently consists of Mr. Vaughn Taylor (chairperson), Mrs. Beverly Wyse and Ms. Melissa Waller, all of whom are considered independent under the Nasdaq listing standards and applicable SEC rules.
Nominating and Governance Committee
The Board has established a separate Nominating and Governance Committee. The Nominating and Governance Committee operates under a charter approved by the Board and reports on its activities to the Board. The Nominating and Governance Committee charter sets out the processes the Board employs to oversee and to assist the Board in fulfilling its responsibilities relating to Board member recruitment, succession planning and overseeing and improving the Company’s governance policies and practices.. The Nominating and Governance Committee currently consists of Ms. Melissa Waller (chairperson), Ms. Beverly Wyse, Ms. Lorraine Martin, and Mr. Tony Tripeny.
Code of Conduct
The Company has adopted a Code of Conduct which provides a framework for decisions and actions in relation to ethical conduct in employment. It aims to encourage the appropriate standards of conduct and behavior of the directors, officers, employees and contractors of the Company. The document sets out the principles covering appropriate conduct in a variety of contexts and outlines the minimum standard of behavior expected from employees, including to:
•act honestly, in good faith and in the best interests of the Company as a whole;
•exercise their duty to use due care and diligence in fulfilling the functions of their position;
•recognize that their primary responsibility is to the Company’s shareholders as a whole;
•not take advantage of their position for personal gain, or the gain of their associates; and
•preserve the confidentiality of sensitive information of the Company.
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
D.Employees
As of June 30, 2025, we had 70 employees and 5 employee contractors based in 3 different countries, as shown in the chart below.

	United States	Australia	Canada
Employees	70	-	-
Employee Contractors	-	3	2
The workforce is non-unionized.
E.Share Ownership
The following table lists as of June 30, 2025, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 319,927,854 ordinary shares outstanding as of June 30, 2025.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
Todd Hannigan	25,443,775	8.0%
Anastasios Arima	11,405,113	3.6%
Lorraine Martin	1,033,873	*
Vaughn Taylor	1,002,047	*
Tony Tripeny	-	*
Melissa Waller	575,218	*
Beverly Wyse	575,218	*
Toby Symonds	3,188,146	*
W. Scott Sparks	1,593,971	*
Dominic Allen	4,932,168	1.5%
Marcela Castro	340,795	*
Officers and directors as a group (11 persons)	50,090,324	15.7%
Notes:
*Represents beneficial ownership of less than 1% of the outstanding ordinary shares of IperionX.
(1)Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options, RSUs, and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2025.
F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table and accompanying footnotes set forth, as of June 30, 2025, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2025. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of June 30, 2025 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
Our calculation of the percentage of beneficial ownership is based on 319,927,854 ordinary shares issued and outstanding as at June 30, 2025. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.
Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
FMR LLC (1 St. Martin’s Le Grand, London, EC1A 4AS, United Kingdom)	26,097,578	8.2%
DITM Holdings Pty Ltd (15 Lennox Street, Mosman, NSW, 2088, Australia)(1)	25,443,775	8.0%
Regal Funds Management Pty Limited (Level 46, Gateway, 1 Macquarie Place, Sydney NSW 2000	18,953,963	5.9%
Notes:
(1)DITM Holdings Pty Limited is an Australian corporation controlled by Mr. Todd Hannigan.
To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX and beneficial ownership reports on Schedule 13G filed with the SEC):
•FMR LLC became a substantial shareholder on August 31, 2021, when it acquired 13,499,999 ordinary shares, or 9.7% of the total voting power, pursuant to a private placement by the Company. On February 9, 2023, FMR LLC reported it beneficially owned 16,789,000 ordinary shares, or 9.8% of the total voting power, as of December 31, 2022. On February 9, 2024, FMR LLC reported it beneficially owned 21,131,763 ordinary shares, or 9.4% of the total voting power, as of December 29, 2023. On November 21, 2024, FMR LLC reported that it had a change in substantial holding and reported it held 26,097,578 ordinary shares, or 8.7% of the total voting power, as of that date;
•DITM Holdings Pty Ltd became a substantial shareholder on December 1, 2020, when it reported that it held 4,618,357 ordinary shares, or 5.3% of the total voting power, as of that date. On January 27, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 7,951,691 ordinary shares, or 8.1% of the total voting power, as of that date. On August 31, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 9,069,086 ordinary shares, or 6.5% of the total voting power, as of that date. On December 13, 2021, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 9,415,927 ordinary shares, or 6.8% of the total voting power, as of that date. On May 5, 2022, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 10,412,842 ordinary shares, or 7.4% of the total voting power, as of that date. On February 14, 2023, DITM Holdings Pty Ltd reported it beneficially owned 15,031,747 ordinary shares, or 8.6% of the total voting power, as of December 31, 2022 (consisting of 12,931,747 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days of December 31, 2022). On May 8, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 847,970 ordinary shares. On June 26, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 700,000 ordinary shares, and beneficially owned 16,579,717 ordinary shares, or 8.5% of the total voting power, as of that date (consisting of 14,479,717 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days). On November 13, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 520,096 ordinary shares, and beneficially owned 17,099,813 ordinary shares, or 8.5% of the total voting power, as of that date (consisting of 14,999,813 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days). On December 21, 2023, DITM Holdings Pty Ltd reported it had exercised 2,100,000 share options, and beneficially owned 17,099,813 ordinary shares as of that date. On January 4, 2024, DITM Holdings Pty Ltd reported it had purchased an additional 465,442 ordinary shares, and beneficially owned 17,565,255 ordinary shares as of that date. On July 9, 2024, DITM Holdings Pty Ltd reported it had purchased an additional 3,173,092 ordinary shares, and beneficially owned 20,738,347 ordinary shares as of that date. On December 9, 2024, DITM Holdings Pty Ltd reported it had received 1 ordinary share upon the conversion of its performance shares, and beneficially owned 20,738,348 ordinary shares as of that date. On December 16, 2024, DITM Holdings Pty Ltd reported it had exercised 3,500,000 performance rights, and beneficially owned 24,238,348 ordinary shares as of that date. On December 18, 2024, DITM Holdings Pty Ltd reported it had purchased an additional 593,750 ordinary shares, and beneficially owned 24,832,098 ordinary shares as of that date. On March 14, 2025, DITM Holdings Pty Ltd reported it had exercised 159,333 RSUs, and beneficially owned 24,991,431 ordinary shares as of that date. On April 16, 2025, DITM Holdings Pty Ltd reported it had purchased an additional 310,500 ordinary shares, and beneficially owned 25,301,931 ordinary shares as of that date. On June 27, 2025, DITM Holdings Pty Ltd reported it had been issued an additional 141,844 ordinary shares, and beneficially owned 25,443,775 ordinary shares as of that date. DITM Holdings Pty Ltd is an entity associated with Mr. Todd Hannigan, Director of the Company; and
•Regal Funds Management Pty Limited (“Regal Funds”) became a substantial shareholder on October 25, 2024 when it reported that it held 17,963,212 ordinary shares, or 6.14% of the total voting power, as of that date. On December 16, 2024, Regal Funds reported that it had a change in substantial holding and reported it held 23,265,521 ordinary shares, or 7.38% of the total voting power, as of that date. On July 23, 2025, Regal Funds reported that it had a change in substantial holding (due to sales) and reported it held 18,953,963 ordinary shares, or 5.9% of the total voting power, as of June 30, 2025.
Record Holders
As of June 30, 2025, we had 319,927,854 ordinary shares issued and outstanding. Based on information known to us, as of June 30, 2025, 7,151,833 of our ordinary shares were being held in the United States by 41 shareholders of record. A number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. In addition, based on information known to us, as of June 30, 2025, approximately 45,615,920 of our outstanding ordinary shares are held in the form of ADSs.
We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.
B.Related Party Transactions
Other than as disclosed below, since July 1, 2024, other than employment and remuneration matters described in “Item 6. Directors, Senior Management and Employees – Compensation” we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial shareholder interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.
Performance Industries, Inc., a company associated with Mr. W. Scott Sparks, Chief Operating Officer of the Company, was paid or is payable $0 during fiscal 2025 (2024: $53,138) for the provision of engineering and construction services to the Company. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.
C.Interests of Experts and Counsel
Not applicable.

ITEM 8.    FINANCIAL INFORMATION.
A.Consolidated Statements and Other Financial Information.
See “Item 18. Financial Statements.”
Legal Proceedings
We are not a party to any material legal proceedings.
Dividends
We have not declared any dividends during fiscal 2025, 2024 or 2023 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.
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
B.Significant Changes
No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
The principal trading market for our ordinary shares is the ASX in Australia. Our ordinary shares trade under the symbol “IPX.” Our ADSs are publicly traded in the United States on the Nasdaq Capital Market under the symbol “IPX.”
B.Plan of Distribution
Not applicable.
C.Markets
Our ordinary shares are publicly traded on the ASX under the symbol “IPX.” Our ADSs are publicly traded on the Nasdaq Capital Market under the symbol “IPX.”
D.Selling Shareholders
Not applicable.
E.Dilution
Not applicable.
F.Expenses of the Issue
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION

A.Share Capital
Not applicable.
B.Constitutional Documents
The following description of our ordinary shares is only a summary. We encourage you to read our Constitution, which is included as an exhibit to our Annual Report on Form 20-F. All references to the “Company,” “we,” “us,” “our” and “ours” refer to IperionX Limited and its consolidated subsidiaries.
General
We are a public company limited by shares registered under the Corporations Act by the ASIC. Our corporate affairs are principally governed by our Constitution, the Corporations Act and the ASX Listing Rules. Our ordinary shares trade on the ASX. Our ADSs, each representing 10 of our ordinary shares, are listed on the Nasdaq, under the symbol “IPX.” The Bank of New York Mellon, acting as depositary, registers and delivers the ADSs.
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
•a special resolution passed by members holding shares in that class; or
•the written consent of members who are entitled to at least 75% of the votes that may be cast in respect of shares in that class.
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
The Foreign Acquisitions and Takeovers Act 1975
Overview
Australia’s foreign investment regime is set out in the FATA and Australia’s Foreign Investment Policy. The Australian Treasurer administers the FATA and the FIP with the advice and assistance of the FIRB.
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
The obligation to notify and obtain FIRB clearance is upon the acquirer of the interest, and not the Company. The failure to obtain FIRB clearance may be an offense under Australian law.
Investor’s Responsibility
It is the responsibility of any persons who wish to acquire shares of the Company to satisfy themselves as to their compliance with the FATA, regulations made under the FATA, the FIP, guidelines issued by the FIRB and with any other necessary approval and registration requirement or formality, before acquiring an interest in the Company.
Mandatory Notification Requirements
Broadly, FIRB clearance is required for the following transactions involving the acquisition of shares in an Australian corporation:
•the acquisition of a substantial interest if the Australian corporation is valued in excess of the applicable monetary threshold (see below);
•any direct investment by a foreign government investor;
•any acquisition of shares in an Australian land corporation; and
•any proposed direct investment in a national security business (including starting such a business) or proposed investment in national security land.
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
Defined Terms Used in this Section
Foreign Persons
Under Australia’s foreign investment regime, it is the responsibility of any person (including, without limitation, nominees and trustees) who is:
•a natural person not ordinarily resident in Australia;
•a corporation in which a natural person not ordinarily resident in Australia, or a corporation incorporated outside of Australia, holds direct or indirect, actual or potential, voting power of 20% or more;
•a corporation in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold direct or indirect, actual or potential, voting power in aggregate of 40% or more;
•a trustee of a trust estate in which a non-Australian resident or non-Australian corporation holds 20% or more of the corpus or income of the trust estate;
•a trustee of a trust estate in which two or more persons, each of whom is either a non-Australian resident or a non-Australian corporation, hold in aggregate 40% or more of the corpus or income of the trust estate; or
•a foreign government investor,
to ascertain if they may be required to notify the Australian Treasurer of their investment.
Associates
Associate is broadly defined to include:
•the person’s spouse or de facto partner, lineal ancestors and descendants, and siblings;
•any partner of the person;
•any corporation of which the person is an officer, any officer of a corporation (where the person is a corporation), employers and employees, any employee of a natural person of whom the person is an employee;

•any corporation whose directors are accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the person or, where the person is a corporation, of the directors of the person;
•any corporation in accordance with the directions, instructions or wishes of which, or of the directors of which, the person is accustomed or under an obligation, whether formal or informal, to act;
•any corporation in which the person holds a substantial interest;
•where the person is a corporation-a person who holds a substantial interest in the corporation;
•the trustee of a trust estate in which the person holds a substantial interest;
•where the person is the trustee of a trust estate-a person who holds a substantial interest in the trust estate;
•any person who is an associate of any other person who is an associate of the person.
Australian Land Corporation
An ALC, is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets. An ALC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.
Substantial Interest
A substantial interest is:
•control of 20% or more of the actual or potential voting power or issued shares in a target by a single foreign person (together with associates); or
•control of 40% or more of the actual or potential voting power or issued shares in a target by multiple foreign persons (together with associates).
Direct Investment
Any investment of an interest of 10% or more is considered to be a direct investment. Investments that involve interests below 10% may also be considered direct investments if the acquiring foreign government investor is building a strategic stake in the target, or can use that investment to influence or control the target. In particular, it includes investments of less than 10% which include any of the following:
•preferential, special or veto voting rights;
•the ability to appoint directors or asset managers;
•contractual agreements including, but not restricted to, agreements for loans, provision of services and off take agreements; or
•building or maintaining a strategic or long-term relationship with a target entity.
Foreign Government Issuer
A Foreign Government Investor is:
•a body politic of a foreign country;
•entities in which governments, their agencies or related entities from a single foreign country have an aggregate interest (direct or indirect) of 20% or more;
•entities in which governments, their agencies or related entities from more than one foreign country have an aggregate interest (direct or indirect) of 40% or more; or
•entities that are otherwise controlled by foreign governments, their agencies or related entities, and any associates, or could be controlled by them including as part of a controlling Company.

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
National Security Business
A business is a national security business if it:
•is a responsible entity (within the meaning of the Security of Critical Infrastructure Act 2018 as enacted) for an asset;
•is an entity that is a direct interest holder in relation to a critical infrastructure asset (within the meaning of those terms in the Security of Critical Infrastructure Act 2018 as enacted);
•is a carrier or nominated carriage service provider to which the Telecommunications Act 1997 applies;
•develops, manufacturers or supplies critical goods or critical technology that are, or are intended to be, for a military use, or an intelligence use, by defense and intelligence personnel, the defense force of another country, or a foreign intelligence agency;
•provides, or intends to provide, critical services to defense and intelligence personnel, the defense force of another country, or a foreign intelligence agency;
•stores or has access to information that has a security classification;
•stores or maintains personal information of defense and intelligence personnel collected by the Australian Defence Force, the Defence Department or an agency in the national intelligence community which, if accessed, could compromise Australia’s national security;
•collects, as part of an arrangement with the Australian Defence Force, the Defence Department or an agency in the national intelligence community, personal information on defence and intelligence personnel which, if disclosed, could compromise Australia’s national security; or
•stores, maintains or has access to personal information on defense and intelligence personnel which, if disclosed, could compromise Australia’s national security.
National Security Land
Land is national security land if it is:
•“Defence” premises within the meaning of section 71A of the Defence Act 1903. This includes all land owned or occupied by Defence, including buildings, structures and Defence prohibited areas. The definition excludes subparagraph (a)(iii) of the definition which relates to vehicles, vessels or aircraft; or
•land in which an agency in the national intelligence community has an interest, if the existence of the interest is publicly known or could be known upon the making of reasonable inquiries.
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
A person who:
•begins to have, or ceases to have, a substantial holding in a listed company;
•has a substantial holding in a listed company and there is movement by at least 1 percent in their holding; or

•makes a takeover bid for securities of the listed company, must give notice to the company and to the ASX.
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
Generally, a person will have a relevant interest in securities if the person:
•is the holder of the securities;
•has power to exercise, or control the exercise of, a right to vote attached to the securities; or
•has the power to dispose of, or control the exercise of a power to dispose of, the securities (including any indirect or direct power or control).
If, at a particular time, a person has a relevant interest in issued securities and the person:
•has entered or enters into an agreement with another person with respect to the securities;
•has given or gives another person an enforceable right, or has been or is given an enforceable right by another person, in relation to the securities; or
•has granted or grants an option to, or has been or is granted an option by, another person with respect to the securities, and the other person would have a relevant interest in the securities if the agreement were performed, the right enforced or the option exercised, the other person is taken to already have a relevant interest in the securities.

There are a number of exceptions to the above prohibition on acquiring a relevant interest in issued voting shares above 20%. In general terms, some of the more significant exceptions include:
•when the acquisition results from the acceptance of an offer under a formal takeover bid;
•when the acquisition is conducted on market by or on behalf of the bidder under a takeover bid and the acquisition occurs during the bid period;
•when shareholders of IperionX approve the takeover by resolution passed at general meeting;
•an acquisition by a person if, throughout the six months before the acquisition, that person or any other person has had voting power in IperionX of at least 19% and, as a result of the acquisition, none of the relevant persons would have voting power in IperionX more than three percentage points higher than they had six months before the acquisition;
•as a result of a rights issue;
•as a result of dividend reinvestment schemes;
•as a result of underwriting arrangements;
•through operation of law;
•an acquisition that arises through the acquisition of a relevant interest in another listed company;
•arising from an auction of forfeited shares conducted on market; or
•arising through a compromise, arrangement, liquidation or buy-back.
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
•Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some of the value of the distribution.
•Shares. The depositary may distribute additional ADSs representing any shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares (or ADSs representing those shares) sufficient to pay its fees and expenses in connection with that distribution.
•Rights to purchase additional shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may (i) exercise those rights on behalf of ADS holders, (ii) distribute those rights to ADS holders or (iii) sell those rights and distribute the net proceeds to ADS holders, in each case after deduction or upon payment of its fees and expenses. To the extent the depositary does not do any of those things, it will allow the rights to lapse. In that case, you will receive no value for them. The depositary will exercise or distribute rights only if we ask it to and provide satisfactory assurances to the depositary that it is legal to do so. If the depositary will exercise rights, it will purchase the securities to which the rights relate and distribute those securities or, in the case of shares, new ADSs representing the new shares, to subscribing ADS holders, but only if ADS holders have paid the exercise price to the depositary. U.S. securities laws may restrict the ability of the depositary to distribute rights or ADSs or other securities issued on exercise of rights to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.
•Other Distributions. The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution. U.S. securities laws may restrict the ability of the depositary to distribute securities to all or certain ADS holders, and the securities distributed may be subject to restrictions on transfer.

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
The depositary will initiate termination of the deposit agreement if we instruct it to do so. The depositary may initiate termination of the deposit agreement if:
•60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment;

•we delist the ADSs from an exchange in the United States on which they were listed and do not list the ADSs on another exchange in the United States or make arrangements for trading of ADSs on the U.S. over-the-counter market;
•we delist our shares from an exchange outside the United States on which they were listed and do not list the shares on another exchange outside the United States;
•the depositary has reason to believe the ADSs have become, or will become, ineligible for registration on Form F-6 under the Securities Act of 1933;
•we appear to be insolvent or enter insolvency proceedings;
•all or substantially all the value of the deposited securities has been distributed either in cash or in the form of securities;
•there are no deposited securities underlying the ADSs or the underlying deposited securities have become apparently worthless; or
•there has been a replacement of deposited securities.
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
•are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith, and the depositary will not be a fiduciary or have any fiduciary duty to holders of ADSs;
•are not liable if we are or it is prevented or delayed by law or by events or circumstances beyond our or its ability to prevent or counteract with reasonable care or effort from performing our or its obligations under the deposit agreement;
•are not liable if we or it exercises discretion permitted under the deposit agreement;
•are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;
•have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;
•may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person;
•are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and
•the depositary has no duty to make any determination or provide any information as to our tax status, or any liability for any tax consequences that may be incurred by ADS holders as a result of owning or holding ADSs or be liable for the inability or failure of an ADS holder to obtain the benefit of a foreign tax credit, reduced rate of withholding or refund of amounts withheld in respect of tax or any other tax benefit.
In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:
•payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;
•satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
•compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.
Your Right to Receive the Shares Underlying your ADSs
ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:
•when temporary delays arise because: (i) the depositary has closed its transfer books, or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;
•when you owe money to pay fees, taxes and similar charges; or
•when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
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
C.Material Contracts
There are no contracts, other than those disclosed in this annual report on Form 20-F and those entered into in the ordinary course of our business, that are material to us, and which were entered into in the last two completed fiscal years or which were entered into before the two most recently completed fiscal years but are still in effect as of the date of this annual report on Form 20-F.
D.Exchange Controls
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
E.Taxation
The following is a summary of material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the ownership and disposition of ADSs and ordinary shares. This discussion is based on the laws as of the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the United States and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the ownership and disposition of ADSs and ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.
This summary does not address the 3.8% U.S. federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the United States, and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to own or dispose of ADSs or ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the United States and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.
Material U.S. Federal Income Tax Considerations
The following summary, subject to the limitations set forth below, describes the material U.S. federal income tax consequences to a U.S. Holder (as defined below) of the ownership and disposition of our ADSs and ordinary shares as of the date hereof. This summary is limited to U.S. Holders that hold our ADSs or ordinary shares as capital assets within the meaning of Section 1221 of the IRS Code.
This section does not discuss the tax consequences to any particular holder, nor any tax considerations that may apply to U.S. Holders subject to special tax rules, such as:
•insurance companies;
•banks or other financial institutions;
•individual retirement and other tax-deferred accounts;
•regulated investment companies;
•real estate investment trusts;
•individuals who are former U.S. citizens or former long-term U.S. residents;
•brokers, dealers or traders in securities, commodities or currencies;
•traders that elect to use a mark-to-market method of accounting;

•persons holding our ADSs or ordinary shares through a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) or S corporation;
•persons that received ADSs or ordinary shares as compensation for the performance of services;
•grantor trusts;
•tax-exempt entities;
•persons that hold ADSs or ordinary shares as a position in a straddle or as part of a hedging, constructive sale, conversion or other integrated transaction for U.S. federal income tax purposes;
•persons that have a functional currency other than the U.S. dollar;
•persons that own (directly, indirectly or constructively) 10% or more of our equity (by vote or value); or
•persons that are not U.S. Holders.
In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a court in the United States and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.
In addition, we have not received, nor do we expect to seek a ruling from the U.S. Internal Revenue Service, or the IRS, regarding any matter discussed herein. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below. Each U.S. Holder should consult its tax advisors with respect to the U.S. federal, state and local and non-U.S. tax consequences of owning and disposing of our ADSs and ordinary shares.
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes acquires, owns or disposes of ADSs or ordinary shares, the U.S. federal income tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its own tax advisor as to the U.S. federal income tax consequences of owning and disposing of our ADSs or ordinary shares.
The discussion below is based upon the provisions of the IRS Code, and the U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.
You are urged to consult your tax advisor with respect to the U.S. federal, as well as state, local and non-U.S., tax consequences to you of owning and disposing of ADSs or ordinary shares in light of your particular circumstances, including the possible effects of changes in U.S. federal and other tax laws.
Ownership of ADSs in General

In general, for U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as the beneficial owners of the ordinary shares represented by such ADSs. Accordingly, unless explicitly stated otherwise, the discussion below of the material U.S. federal income tax consequences with respect to owning ADSs also applies to owning ordinary shares.

Passive Foreign Investment Company
In general, a corporation organized outside the United States will be treated as a PFIC for any taxable year if (i) at least 75% of its gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of its gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a non-U.S. corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination. Additionally, if we are classified as a PFIC in any taxable year with respect to which you own ADSs, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and you make the “deemed sale election” described below. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.
Although we do not believe that we were a PFIC for the year ended June 30, 2025, our determination depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, the IRS could challenge any determination made by us (or any of our subsidiaries) concerning PFIC status in any taxable year, and a court could sustain such challenge. Additionally, even if we are not a PFIC for a particular taxable year, we could become a PFIC for future years based on changes in our assets or the value thereof, including the value of our goodwill as indicated by our market capitalization, and based on changes in our activities and income. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs (which may be especially volatile). However, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended June 30, 2025, our current taxable year or future taxable years. Therefore, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences (described below) of an investment in a PFIC. You should consult your own tax advisor regarding our PFIC status.
U.S. Federal Income Tax Treatment of a Shareholder of a PFIC
If we are determined to be a PFIC for any taxable year (or portion thereof) during which you hold ADSs, absent certain elections (including the mark-to-market election or qualified electing fund election described below), you generally will be subject to adverse rules (regardless of whether we continue to be classified as a PFIC) with respect to (1) any “excess distribution” (generally, any distributions you receive on your ADSs in a taxable year that are greater than 125% of the average annual distributions you receive in the three preceding taxable years or, if shorter, your holding period) and (2) any gain recognized from a sale. exchange or other taxable disposition of such ADSs. Under these special tax rules:
•the excess distribution or gain will be allocated ratably over your holding period for the ADSs;
•the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were classified as a PFIC in your holding period, will be treated as ordinary income arising in the current taxable year (and would not be subject to the interest charge discussed below); and
•the amount allocated to each other taxable year during your holding period in which we were classified as a PFIC (i) will be subject to income tax at the highest rate in effect for that year and applicable to you and (ii) will be subject to an interest charge generally applicable to underpayments of tax with respect to the resulting tax attributable to each such year.
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
Under certain attribution rules, if we are determined to be a PFIC, you generally will be deemed to own your proportionate share of our direct or indirect equity interest in any company that is also a PFIC (a “Subsidiary PFIC”), and generally will be subject to U.S. federal income tax on your proportionate share of (i) any “excess distributions,” as described above, on the stock of a Subsidiary PFIC and (ii) a disposition or deemed disposition of the stock of a Subsidiary PFIC by us or another Subsidiary PFIC, both as if you directly held the shares of such Subsidiary PFIC. In addition, you may be subject to U.S. federal income tax on any indirect gain realized on the stock of a Subsidiary PFIC on the sale, exchange or other taxable disposition of our ADSs. Accordingly, U.S. Holders should be aware that they could be subject to tax under the PFIC rules even if no distributions are received on our ADSs and no redemptions or other dispositions are made. You should consult your tax advisor regarding the tax consequences if the PFIC rules apply to any of our subsidiaries.
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
“Mark-to-Market” Election, QEF Election and Purging Election
In certain circumstances, a holder of “marketable stock” of a PFIC can avoid certain of the adverse rules described above by making a mark-to-market election with respect to such stock. For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury Regulations. A “qualified exchange” includes a national securities exchange that is registered with the SEC. A foreign securities exchange is a “qualified exchange” if (1) it is regulated or supervised by a governmental authority of the country in which the market is located, (2) it satisfies certain trading volume, listing, financial disclosure, surveillance, and other requirements, (3) the laws of the country ensure such requirements described in (2) are met, and (4) the rules of the exchange effectively promote active trading of listed stocks.
If a mark-to-market election is in effect, you generally would include in gross income, as ordinary income, for each taxable year that we are determined to be a PFIC an amount equal to the excess, if any, of the fair market value of your ADSs that are “marketable stock” at the close of the taxable year over your adjusted tax basis in such ADSs. If you make such election, you may also claim a deduction as an ordinary loss in each such year for the excess, if any, of your adjusted tax basis in such ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The adjusted tax basis of your ADSs with respect to which the mark-to-market election applies would be adjusted to reflect amounts included in gross income or allowed as a deduction because of such election. If you make an effective mark-to-market election, any gain you recognize upon the sale, exchange or other taxable disposition of your ADSs in a year that we are determined to be a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.
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
The tax consequences that would apply if we are a PFIC would also be different from those described above if a U.S. Holder were able to obtain certain information from us and elect to treat us as a “qualified electing fund”, or QEF, under Section 1295 of the IRS Code. Pursuant to the QEF election, you generally will be required to include in income your pro-rata share of our net capital gains (as long-term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year in which or with which our taxable year ends if we qualified as a PFIC in that taxable year.
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
U.S. Holders should be aware that there can be no assurances that we will satisfy the record keeping requirements that apply to a QEF, or that we will supply U.S. Holders with information that such U.S. Holders are required to report under the QEF rules, in the event that we are a PFIC. Thus, U.S. Holders may not be able to make a QEF Election, including a purging election, with respect to their ADSs.
PFIC Reporting Requirements
If we are a PFIC, each U.S. Holder would generally be required to file an annual information return on IRS Form 8621 containing such information as the U.S. Treasury Department may require. The failure to file IRS Form 8621 could result in the imposition of penalties and the extension of the statute of limitations with respect to U.S. federal income tax.
The U.S. federal income tax rules relating to PFICs, mark-to-market elections, and QEF elections are very complex and are affected by various factors in addition to those described above. You are strongly urged to consult your own tax advisor with respect to the impact of PFIC status on the purchase, ownership and disposition of our ADSs, the consequences to you of an investment in a PFIC, any elections available with respect to our ADSs and the IRS information reporting obligations with respect to the ownership and disposition of our ADSs.
Distributions
We do not currently anticipate paying any distributions on our ADSs or ordinary shares in the foreseeable future. However, to the extent there are any distributions made with respect to our ADSs or ordinary shares in the foreseeable future, and subject to the PFIC rules discussed above, the gross amount of any such distributions (without deduction for any withholding tax) made out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) generally will be taxable to you as ordinary dividend income on the date such distribution is actually or constructively received. Distributions in excess of our current and accumulated earnings and profits, as so determined, will be treated first as a tax-free return of capital to the extent of your adjusted tax basis in the ADSs or ordinary shares, as applicable, and thereafter as capital gain. Notwithstanding the foregoing, we do not intend to maintain calculations of earnings and profits, as determined for U.S. federal income tax purposes. Consequently, you should expect to treat any distributions paid with respect to our ADSs or ordinary shares as dividend income. (See “-Backup Withholding Tax and Information Reporting Requirements” below).
If you are a corporate U.S. Holder, dividends paid to you generally will not be eligible for the dividends-received deduction generally allowed under the IRS Code. If you are a non-corporate U.S. Holder, dividends paid to you by a “qualified foreign corporation” may be subject to taxation at a maximum rate of 20% if the dividends are “qualified dividends.” Dividends will be treated as qualified dividends if (a) certain holding period requirements are satisfied, (b) we are eligible for benefits under the tax Treaty, or our ADSs or ordinary shares are readily tradable on an established U.S. securities market, and (c) we were not, in the taxable year prior to the year in which the dividend was paid, and are not, in the taxable year in which the dividend is paid, a PFIC (see the discussion above under “-Passive Foreign Investment Company”). You are urged to consult your tax advisors regarding the availability of the reduced tax rate on dividends with regard to your particular circumstances.
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
Dividends you receive with respect to ADSs generally will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For these purposes, dividends generally will be categorized as “passive” income, or in the case of certain U.S. Holders, “general category” income. Subject to certain limitations, you generally will be entitled, at your option, to claim either a credit against your U.S. federal income tax liability or a deduction in computing its U.S. federal taxable income in respect of any Australian taxes withheld. If you elect to claim a deduction, rather than a foreign tax credit, for Australian taxes withheld for a particular taxable year, the election will apply to all foreign taxes paid or accrued by you or on your behalf in the particular taxable year.
The availability of the foreign tax credit and the limitations on its availability are fact-specific and are subject to complex rules. You are urged to consult your tax advisor as to the consequences of Australian withholding taxes and the availability of a foreign tax credit or deduction. See “Australian Tax Considerations-Taxation of Dividends.” You should also consult your tax advisor regarding the application of the foreign tax credit rules to the QEF and mark-to-market regimes described above in the event we are a PFIC.
Sale, Exchange or Other Taxable Disposition of ADSs
Subject to the discussion above under “-Passive Foreign Investment Company,” you will, for U.S. federal income tax purposes, recognize gain or loss on a sale, exchange or other taxable disposition of ADSs in an amount equal to the difference between the amount realized on the sale, exchange or other taxable disposition (determined in the case of sales, exchange or other taxable dispositions in currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale, exchange or, other taxable disposition or, in the case of a sale, exchange or other taxable disposition on an established securities market by a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and your adjusted tax basis (as determined in U.S. dollars) in the ADSs. Your initial tax basis will be your U.S. dollar purchase price for such ADSs.
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
You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale, exchange or other taxable disposition of ADSs. See “Australian Tax Considerations-Tax on Sales or other Dispositions of Shares.”
Backup Withholding Tax and Information Reporting Requirements
Payments of dividends with respect to the ADSs and proceeds from the sale, exchange or other taxable disposition of the ADSs, by a U.S. paying agent or other U.S. intermediary, or made into the United States, will be reported to the IRS and to you as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.
Certain individual U.S. Holders (and under Treasury regulations, certain entities) may be required to report to the IRS (on Form 8938) information with respect to their investment in the ADSs not held through an account with a U.S. financial institution. You are urged to consult with your tax advisor regarding the reporting obligations that may arise from the ownership or disposition of our ADSs.
The discussion above is not intended to constitute a complete analysis of all tax considerations applicable to an investment in ADSs. You should consult with your tax advisor concerning the tax consequences to you in your particular situation.
Australian Tax Considerations
In this section, we discuss the material Australian income tax, stamp duty and goods and services tax considerations related to the ownership and disposal by the absolute beneficial owners of the ADSs.
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
Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the ownership and disposition of the shares. As used in this summary a “Non-Australian Shareholder” is a holder that is not an Australian tax resident and is not carrying on business in Australia through a permanent establishment.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
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
I.Subsidiary Information.
Not applicable.
J.Annual Report to Security Holders.
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
Our Board has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing our financial risks as summarized below. For additional information about our financial risk management objectives and policies, see Note 21 to our audited consolidated financial statements for fiscal 2025, included in this annual report.
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
Our cash at bank and on hand and short-term deposits had a weighted average floating interest rate at June 30, 2025 of 3.48% (2024: 4.16%).
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
We did not have significant concentrations of credit risk as of June 30, 2025. With respect to credit risk arising from cash and cash equivalents, our exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.
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
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due. At June 30, 2025, we determined that we had sufficient liquid assets to meet our financial obligations.
ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
A.Debt Securities.
Not applicable.
B.Warrants and rights.
Not applicable.
C.Other Securities.
Not applicable.

D.American Depositary Shares
Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay the depositary:	For:

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	•Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	•Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	•Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders

US$0.05 (or less) per ADS per calendar year	•Depositary services

Registration or transfer fees	•Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	•Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement)

•Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	•As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	•As necessary
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

PART II.
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2025. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on evaluation of our disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of June 30, 2025, our disclosure controls and procedures were effective. Our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.
As disclosed in our previously filed annual reports on Form 20-F, the Company has in the past identified certain control deficiencies in the design and implementation of our internal control over financial reporting that constituted material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Our evaluation was based on the Committee of Sponsoring Organizations of the Treadway Commission Internal Control-Integrated Framework (2013).
The material weaknesses previously identified by management relate to the following:
•We have not sufficiently designed, implemented and documented internal controls at the entity level and across the key business and financial processes to allow us to achieve complete, accurate and timely financial reporting.
•We have not designed and implemented controls to maintain appropriate segregation of duties in our manual and IT based business processes.
To address the prior identified material weaknesses, in the fiscal year ended June 30, 2025, we implemented a remediation plan. The remediation plan included, but was not limited to the following measures:
•establishing effective monitoring and oversight controls for recurring, non-recurring and complex transactions to ensure the accuracy and completeness of our company’s consolidated financial statements and related disclosures;
•implementing formal processes and controls to identify, monitor and mitigate segregation of duties conflicts;
•improving our IT systems and monitoring of the IT function; and
•expanded our accounting, reporting, and finance personnel resources and technical accounting and reporting expertise through both direct hires and outsource professionals to remediate material weaknesses in segregation of duties in manual and IT based processes and in internal control over financial reporting.

As a result of these efforts, as of June 30, 2025, the material weaknesses related to ineffective IT general controls, and segregation of duties in our manual and IT based business processes, which were first identified in our Form 20-F for the year ended June 30, 2022 (2022 Form 20-F) have been remediated. The actions that were taken were subject to review by our executive management and are subject to the oversight of our Audit Committee.
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
Our Chief Executive Officer and Chief Financial Officer assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2025, our internal control over financial reporting was effective.
Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers, our independent registered public accounting firm, has audited the consolidated financial statements of IperionX Limited as of and for the year ended June 30, 2025, included herein, and has issued an audit report on our internal control over financial reporting, which is included elsewhere in this Form 20-F.
Changes in Internal Control over Financial Reporting
During fiscal 2025, management updated procedures described in “Controls and Procedures” above. Following the implementation of these remedial actions, management has determined that the remedial actions implemented during the year were successful and, as of June 30, 2025, these material weaknesses have been remediated.
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Mr. Tony Tripeny is an audit committee financial expert and is independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act.
ITEM 16B.    CODE OF ETHICS
We have adopted a code of conduct that applies to our directors, officers, employees and contractors (collectively called the employees) of the Company. The code of conduct is publicly available under the “Company Overview” section of our website at www.iperionx.com. Written copies are available upon request. If we make any substantive amendment to the code of conduct or grant any waivers, including any implicit waiver, from a provision of the codes of conduct, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth, for each of the years indicated, the fees billed by PricewaterhouseCoopers, which has served as our independent registered public accounting firm for the last three completed fiscal years.

Services Rendered	Fiscal 2025 US$	Fiscal 2024 US$	Fiscal 2023 US$
Audit or review of financial reports	400,000	270,955	386,587
Other	-	-	-
Total	400,000	270,955	386,587
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
Not applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2025.
ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G.    CORPORATE GOVERNANCE
Additional Corporate Governance Differences
The Nasdaq Capital Market allows a foreign private issuer, such as IperionX, to follow its home country practices in lieu of certain of Nasdaq’s corporate governance standards. In particular, we follow home country law instead of Nasdaq practice regarding:
•Nasdaq’s requirement that an issuer provide for a quorum as specified in its bylaws for any meeting of the holders of ordinary shares, which quorum may not be less than 33 1/3% of the outstanding shares of an issuer’s voting ordinary shares. In compliance with Australian law, our Constitution provides that two shareholders present shall constitute a quorum for a general meeting.
•Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the proceeding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.

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
ITEM 16J.    INSIDER TRADING POLICIES
Our Securities Trading Policy governs purchases, sales and other dispositions of our securities by our directors, executive officers and employees. We believe our Securities Trading Policy is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations. Our Securities Trading Policy prohibits purchases, sales and other dispositions of our securities while in possession of material nonpublic information about us and from disclosing such information to others. The foregoing summary does not purport to be complete and is qualified in its entirety by our Securities Trading Policy, a copy of which is filed as exhibit 11.1 to this annual report.
ITEM16K.    CYBERSECURITY
As part of our risk management approach, our cyber security program includes monitoring and implementing various protective systems and incident reporting procedures. We engage managed service providers under strict oversight from our internal IT team to ensure alignment with organization standards and security protocols.
Within the last 12 months, we have not identified risks from known cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations, or financial condition.
Our audit committee is responsible for oversight of risks, including risks from cybersecurity threats. The Company’s executive officers oversee the overall processes to safeguard data and comply with relevant regulations and will report material cybersecurity incidents to the audit committee. The Company possesses internal IT resources to manage and remediate cybersecurity risks, and the internal team will engage external advisors when deemed necessary.
PART III.
ITEM 17.    FINANCIAL STATEMENTS
We have elected to provide financial statements and related information pursuant to Item 18.
ITEM 18.    FINANCIAL STATEMENTS
The consolidated financial statements and the related notes required by this Item are included in this annual report on Form 20-F beginning on page F-1.

ITEM 19.    EXHIBITS.

Exhibit Number	Description
1.1	Certificate of the Registration of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

1.2	Constitution of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

2.1	Deposit Agreement among IperionX Limited, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Company’s Amendment No. 1 to Registration Statement on Form 20-F, filed on May 4, 2022)

2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)

2.3	Description of Share Capital (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed on August 26, 2022)

4.1	IperionX Limited (formerly Hyperion Metals Limited) Employee Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2023)

4.2	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)

8.1*	List of Subsidiaries of IperionX Limited

11.1	Securities Trading Policy (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed on May 23, 2024)

12.1*	Section 302 Certification of Chief Executive Officer

12.2*	Section 302 Certification of Chief Financial Officer

13.1*	Section 906 Certification of Chief Executive Officer

13.2*	Section 906 Certification of Chief Financial Officer

15.1	Technical Report Summary on the Titan Project, dated June 30, 2024 (incorporated by reference to Exhibit 15.1 to the Company's Annual Report on Form 20-F, filed on October 30, 2024)

15.2*	Consent of PricewaterhouseCoopers

15.3*	Consent of Karst Geo Solutions, LLC as Qualified Person

97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 20-F, filed on October 30, 2024)

101.1	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2025, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

IPERIONX LIMITED

	By:	/s/ Marcela Castro
Marcela Castro
Chief Financial Officer
Date: October 14, 2025

IperionX Limited
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2025

IperionX Limited
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of IperionX Limited
Opinion on the Financial Statements
We have audited the accompanying consolidated statement of financial position of IperionX Limited and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinion
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Valuation of share-based payments
As described in Notes 1(y) and 19 to the consolidated financial statements, the Company recognized share-based payment expenses of $9.6 million for the year ended June 30, 2025. The share-based payments are measured by management at fair value using valuation models that involved the use of significant assumptions including risk-free interest rate and share price volatility.
The principal considerations for our determination that performing procedures relating to the valuation of share-based payments is a critical audit matter are (i) the significant judgment by management, including the use of management’s specialist, in determining the fair value of the share-based payments; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence related to management’s (a) valuation models and (b) significant assumptions related to risk-free interest rate and share price volatility; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of share-based payments, including controls over the valuation models, significant assumptions, and underlying data. These procedures also included, among others (i) testing management’s process for determining the fair value of the share-based payments; (ii) testing the completeness and accuracy of the underlying data used in the estimate; (iii) evaluating the work of management’s specialist involved in the determination of significant judgments and assumptions; (iv) the involvement of professionals with specialized skill and knowledge to assist in evaluating the appropriateness of management’s valuation models and reasonableness of certain significant assumptions; and (v) evaluating the disclosures made regarding the share-based payment expenses recognized in the consolidated financial statements against the requirements of IFRS.

/s/ PricewaterhouseCoopers
Perth, Australia
October 14, 2025
We have served as the Company's auditor since 2021.

IperionX Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30,

	Notes	2025	2024	2023
		US$	US$	US$
Continuing operations
Research and development costs	2	(12,748,973)	(8,712,610)	(5,600,653)
Exploration and evaluation expenses		(2,894,369)	(1,950,583)	(2,826,397)
Corporate and administrative expenses	2	(10,686,376)	(4,516,393)	(3,990,672)
Business development expenses		(3,373,992)	(3,646,141)	(2,654,420)
Share-based payment expenses	19(a)	(9,568,191)	(3,791,541)	(2,589,413)
Finance income	2	3,550,633	546,029	494,469
Finance costs	2	(306,250)	(187,119)	(88,138)
Other income and expenses	2	678,843	414,712	(189,530)
Loss before income tax		(35,348,675)	(21,843,646)	(17,444,754)
Income tax expense	3	-	-	-
Loss for the year		(35,348,675)	(21,843,646)	(17,444,754)
Loss attributable to shareholders of IperionX Limited		(35,348,675)	(21,843,646)	(17,444,754)

Other comprehensive income/(loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation into presentation currency	15(f)	(1,602,139)	(170,014)	(411,913)
Other comprehensive loss for the year, net of tax		(1,602,139)	(170,014)	(411,913)
Total comprehensive loss for the year		(36,950,814)	(22,013,660)	(17,856,667)
Total comprehensive loss attributable to shareholders of IperionX Limited		(36,950,814)	(22,013,660)	(17,856,667)

Basic loss per share (US$ per share)	17	(0.12)	(0.10)	(0.11)
Diluted loss per share (US$ per share)	17	(0.12)	(0.10)	(0.11)
The above Consolidated Statement of Profit or Loss and other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30,

	Notes	2025	2024
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	54,814,125	33,157,356
Trade and other receivables	6	823,268	2,302,010
Prepayments	7	3,238,894	6,071,735
Inventories		-	16,920
Total Current Assets		58,876,287	41,548,021

Non-Current Assets
Property, plant and equipment	8	25,197,638	7,773,812
Intangible assets	9	13,550,993	-
Exploration and evaluation assets	10	6,512,326	6,114,061
Prepayments	7	897,735	-
Total Non-Current Assets		46,158,692	13,887,873
TOTAL ASSETS		105,034,979	55,435,894

LIABILITIES
Current Liabilities
Trade and other payables	11	7,489,397	2,317,830
Loans and borrowings	12	472,018	445,755
Provisions		467,001	287,796
Total Current Liabilities		8,428,416	3,051,381

Non-Current Liabilities
Other long term liability		700,000	-
Loans and borrowings	12	3,462,564	1,044,918
Total Non-Current Liabilities		4,162,564	1,044,918
TOTAL LIABILITIES		12,590,980	4,096,299

NET ASSETS		92,443,999	51,339,595

EQUITY
Contributed equity	14	197,985,920	112,959,638
Reserves	15	3,688,804	12,262,007
Accumulated losses	16	(109,230,725)	(73,882,050)
TOTAL EQUITY		92,443,999	51,339,595
The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED JUNE 30, 2025

	Notes	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
		US$	US$	US$	US$	US$

Balance at July 1, 2023		58,764,248	15,004,052	(1,008,244)	(52,196,828)	20,563,228
Net loss for the year		-	-	-	(21,843,646)	(21,843,646)
Exchange differences arising on translation into presentation currency		-	-	(170,014)	-	(170,014)
Total comprehensive loss for the year		-	-	(170,014)	(21,843,646)	(22,013,660)
Issue of shares – share placement		45,740,157	-	-	-	45,740,157
Issue of shares – exercise of options		4,335,005	(1,743,440)	-	-	2,591,565
Issue of shares – conversion of RSU's		225,734	(225,734)	-	-	-
Issue of shares – conversion of rights		2,757,730	(2,757,730)	-	-	-
Issue of shares to Blacksand		2,000,000	-	-	-	2,000,000
Issue of shares to consultants		470,000	(470,000)	-	-	-
Share issue costs		(1,333,236)	-	-	-	(1,333,236)
Expiry of employee rights		-	(158,424)	-	158,424	-
Share-based payment expense		-	3,791,541	-	-	3,791,541
Balance at June 30, 2024		112,959,638	13,440,265	(1,178,258)	(73,882,050)	51,339,595
Net loss for the year		-	-	-	(35,348,675)	(35,348,675)
Exchange differences arising on translation into presentation currency		-	-	(1,602,139)	-	(1,602,139)
Total comprehensive loss for the year		-	-	(1,602,139)	(35,348,675)	(36,950,814)
Issue of shares - share placement		70,919,564	-	-	-	70,919,564
Issue of shares - exercise of options		205,525	-	-	-	205,525
Issue of shares - conversion of RSUs		2,094,041	(2,094,041)	-	-	-
Issue of shares - conversion of rights		13,724,952	(13,724,952)	-	-	-
Issue of shares to consultants		470,262	(470,262)	-	-	-
Issue of shares to Director in lieu of bonus		250,000	(250,000)	-	-	-
Share issue costs		(2,638,062)	-	-	-	(2,638,062)
Share-based payment expense		-	9,568,191	-	-	9,568,191
Balance at June 30, 2025		197,985,920	6,469,201	(2,780,397)	(109,230,725)	92,443,999
The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30,

	Notes	2025	2024	2023
		US$	US$	US$
Operating activities
Payments to suppliers and employees		(24,240,649)	(19,215,938)	(15,954,550)
Receipts from third-parties		569,484	183,159	-
Interest paid		(329,740)	(120,313)	(49,488)
Interest received		2,203,220	546,029	139,644
Net cash flows used in operating activities	5	(21,797,685)	(18,607,063)	(15,864,394)

Investing activities
Purchase of property, plant and equipment	8	(16,963,016)	(5,018,093)	(2,077,794)
Proceeds from sale of property, plant and equipment	8	9,417	2,040,083	-
Purchases of intangible assets	9	(6,678,750)	-	-
Purchase of exploration and evaluation assets	10	(644,661)	(3,051,559)	(627,792)
Blacksand option prepayments	7	-	(500,000)	(3,000,000)
Net cash flows used in investing activities		(24,277,010)	(6,529,569)	(5,705,586)

Financing activities
Proceeds from issue of shares		71,125,089	48,331,724	29,921,945
Share issue costs		(2,615,882)	(1,315,725)	(1,511,182)
Repayment of borrowings		(5,826)	(5,970)	(5,594)
Payment of principal portion of lease liabilities		(511,749)	(417,866)	(512,660)
Net cash flows from financing activities		67,991,632	46,592,163	27,892,509

Net increase in cash and cash equivalents		21,916,937	21,455,531	6,322,529
Net foreign exchange differences		(260,168)	(236,116)	(57,139)
Cash and cash equivalents at beginning of the year		33,157,356	11,937,941	5,672,551
Cash and cash equivalents at the end of the year	5	54,814,125	33,157,356	11,937,941

Supplemental cash flow information:
Property, plant, equipment and intangible additions in accounts payable and other accrued liabilities		2,508,971	734,708	-
The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2025
1.    STATEMENT OF MATERIAL ACCOUNTING POLICIES
The material accounting policies adopted in preparing the consolidated financial statements of IperionX Limited (“IperionX” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2025, 2024 and 2023 are stated to assist in a general understanding of the consolidated financial statements.
IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depository Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.
The principal activities of the Group during the year consisted of the development of its titanium metal technologies and the development of its mineral properties in the United States.
The Group is operating a U.S. based, integrated titanium business to support a range of advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, and automotive. We expect to offer a range of titanium products and alloys for customers across these key industries.
Our portfolio of assets includes our operations at the Titanium Manufacturing Campus in Halifax County, Virginia; our Titan Project in Tennessee, which is in the exploration stage; and IPF R&D center in Salt Lake City, Utah, that together are re-shoring a sustainable titanium supply chain in the U.S.
(a)    Basis of preparation
The financial report is a general purpose financial report, which has been prepared in accordance with IFRS as issued by the IASB.
The consolidated financial report has also been prepared on a historical cost basis, except for other financial assets, which have been measured at fair value. The consolidated financial statements are presented in United States dollars (US$ or $).
Going concern
The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.
The Group had net outflows from operating and investing activities of $46.1 million for fiscal 2025 (2024: $25.1 million) (2023: $21.6 million). At June 30, 2025, the Group has cash and cash equivalents of $54.8 million (2024: $33.2 million).
On July 29, 2025, the Company completed the placement of 14 million new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of $46 million (approximately A$70 million) before costs.
Alleviation of Substantial Doubt About Going Concern
During the prior fiscal year ended June 30, 2024, the Company disclosed in Note 1 to the consolidated financial statements that there were conditions and events that raised substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements were issued.
As of September 30, 2025, the Company concluded that the factors which led to the substantial doubt about the ability to continue as a going concern have been alleviated for at least twelve months from the issuance of these financial statements. The improvement in the Company's financial condition is attributable to the following events and actions taken by management:

•Continuous support from investors in the form of capital raise: During the year ended June 30, 2025, the Company successfully secured additional share placement cash inflows of $70.7 million. On July 29, 2025, the Company completed the placement of additional 14,000,000 new fully paid ordinary shares to raise proceeds of approximately $46 million (A$70 million) before costs.
•Strong cash position: At June 30, 2025, the Group had cash reserves of $54.8 million. The subsequent capital raise in July 2025 mentioned above increased the cash position to approximately $100 million.
•Continuous Government support: The U.S. government continues to support IperionX’s efforts to re-shore a secure domestic titanium supply chain, building upon the initial $12.7 million contract awarded to IperionX in 2023. As of June 30, 2025, the Company has been awarded approximately $60 million in funding and grants through the U.S. DoW DPA Title III and IBAS programs.
•Subsequent inclusion in the ASX 200 index - attracting institutional investment and increasing liquidity, meaning improved access to capital.
These developments have led management to conclude that the substantial doubt about the Company's ability to continue as a going concern has been alleviated. The Company's current financial projections, which consider these positive developments, support the Company's ability to meet its obligations as they become due for at least one year from the issuance of these financial statements. No adjustments are required to the carrying amounts or classification of assets and liabilities in the financial statements.
(b)    New standards, interpretations and amendments
In the current year, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2024 that are mandatory.
The adoption of the aforementioned standards has had no impact on the financial statements of the Company as at June 30, 2025. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
(c)    Issued standards and interpretations not early adopted
International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the year ended June 30, 2025. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	1 January 2025	1 July 2025
IFRS 18 Presentation and Disclosure in Financial Statements	1 January 2027	1 July 2027
A discussion on the impact of the adoption of IFRS 18 Presentation and Disclosure in Financial Statements is included below. The adoption of the other aforementioned standard is not expected to have any significant impact on the Group’s financial statements.
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
(e)    Foreign Currencies
(i)Functional and presentation currency
The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The parent Company’s functional currency is Australian dollars.
The Group’s financial statements are presented in U.S. dollars which is the Group’s presentation currency. U.S dollars has been chosen as the Group’s presentation currency to better reflect the Groupʼs business activities in the U.S. and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars.
(ii)Transactions and balances
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
(iii)Group companies
The financial results and position of operations whose functional currency is different from the Group’s presentation currency are translated as follows:
•assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;
•income and expenses are translated at average exchange rates for the year; and
•retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation into the presentation currency are transferred directly to the Group’s foreign currency translation reserve in equity. These differences are recognized in profit or loss in the year in which the operation is disposed.
(f)    Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.
(g)    Trade and Other Receivables
Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less allowance for any expected credit loss applying the simplified approach. If collection of the amounts is expected in one year or less, they are classified as current assets. If not, they are presented as non-current assets. Trade receivables are generally due for settlement within 30 days and therefore are all classified as current.
As the majority of receivables are short term in nature, their carrying amount is assumed to be the same as their fair value.
An estimate for the expected credit loss is made based on the historical risk of default and expected loss rates at the inception of the transaction. Inputs are selected for the ECL impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates.
(h)    Prepayments
Prepayments represent payments in advance of receipt of goods or services. The Group recognizes a prepayment as an asset within other current and non-current assets when payment for goods or services has been made in advance of the Group obtaining a right to access those goods or services. These prepayments are assessed for indicators of impairment each year. If future economic benefits are no longer expected to occur, and economic benefits cannot be derived from the prepayment in any other way, the prepayment will be unrecognized.
(i)    Property, Plant and Equipment
All classes of property, plant and equipment are measured at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated. Currently the Group only has plant and equipment, buildings and leasehold improvements. Plant and equipment is depreciated over a period between 5 and 10 years. Buildings and leasehold improvements are depreciated over a period between 10 and 15 years.
(j)    Intangible Assets
Intangible assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any. Cost in relation to patents includes registration, documentation and other legal fees associated with obtaining the patent. The costs of internally generated intangible assets are not capitalized and the expense is reflected as research and development costs in the statement of income as it is incurred.
The cost of intangible assets is amortized using the straight-line method over their estimated useful lives, and are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are accounted for when changing the period or amortization method, as appropriate, and they are treated as changes in the accounting estimates. Amortization expense is recognized in the statement of income as research and development costs.
The Group’s primary patents each have a useful life between 8 and 20 years with a remaining weighted average useful life of 11.6 years. Further patents are granted in various jurisdictions to extend the territorial coverage of the primary patent. Intangible assets are tested for impairment when there is an indicator of impairment, as well as possible reversal of previous impairment losses.

(k)    Exploration and Evaluation Expenditure
Exploration and evaluation expenditures are accounted for in accordance with the ‘area of interest’ method and with IFRS 6 Exploration for and Evaluation of Mineral Resources.
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
(i)the rights to tenure of the area of interest are current; and
(ii)at least one of the following conditions is also met:
•the exploration and evaluation expenditures are expected to be recouped through successful development and exploitation of the area of interest, or alternatively, by its sale; and
•exploration and evaluation activities in the area of interest have not at the reporting date reached a stage which permits a reasonable assessment of the existence or otherwise of economically recoverable reserves, and active and significant operations in, or in relation to, the area of interest are continuing.
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
(l)    Research and Development Expenditure
All costs associated with research and development are expensed as incurred. Research and development activities are directed toward the development of new products as well as improvements in existing titanium processing technologies. These costs primarily include salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, depreciation and amortization, allocated overhead, and other development expenses associated with processing operations at our IPF in Utah and TPF in Virginia. This change from the Company’s former policy of capitalizing internally developed intellectual property had no impact on the financials.
(m)    Trade and other payables
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
(n)    Provisions
Provisions are recognized when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.
(o)    Interest income
Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.
(p)    Income Tax
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
Deferred tax assets are recognized for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilize those temporary differences and losses.
The carrying amount of deferred income tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.
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
(q)    Employee Entitlements
Provision is made for the Group’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

(r)    Earnings per Share
Basic EPS is calculated by dividing the net profit attributable to members of the Company for the reporting period, after excluding any costs of servicing equity, by the weighted average number of ordinary shares of the Company, adjusted for any bonus issue.
Diluted EPS is calculated by dividing the basic EPS earnings, adjusted by the after tax effect of financing costs associated with dilutive potential Ordinary Shares and the effect on revenues and expenses of conversion to Ordinary Shares associated with dilutive potential Ordinary Shares, by the weighted average number of Ordinary Shares and dilutive Ordinary Shares adjusted for any bonus issue. Diluted earnings per share excludes all dilutive potential shares if their effect is anti-dilutive.
(s)    Use and Revision of Accounting Estimates, Judgments and Assumptions
The preparation of the financial report requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the year in which the estimate is revised if the revision affects only that year, or in the year of the revision and future years if the revision affects both current and future years.
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described in the following notes:
•Functional currency (Note 1(e));
•Impairment of property plant and equipment (Note 8), intangibles (Note 9), and exploration and evaluation assets (Note 10);
•Lease accounting (Note 13); and
•Share-based payments (Note 19).
(t)    Operating Segments
An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented reviewed by the chief operating decision maker.
Operating segments have been identified based on the information provided to the chief operating decision makers.
The Group aggregates two or more operating segments when they have similar economic characteristics, and the segments are similar in each of the following respects:
•Nature of the products and services;
•Nature of the production processes;
•Type or class of customer for the products and services;
•Methods used to distribute the products or provide the services; and if applicable
•Nature of the regulatory environment.
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
(u)    Impairment of Non-Financial Assets
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
(v)    Fair Value Estimation
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
(w)    Issued and Unissued Capital
Ordinary Shares and Performance Shares are classified as equity. Issued and paid up capital is recognized at the fair value of the consideration received by the Company. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.
(x)    Dividends
Provision is made for the amount of any dividend declared on or before the end of the year but not distributed at balance date.
(y)    Share-Based Payments
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
(z)    Leases
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

aa) Accounting for Government Funding Arrangements
The U.S. government has invested significant resources to re-shore to the U.S. a secure domestic titanium supply chain. As of June 30, 2025, the Company has received awards under the U.S. DoW DPA and IBAS funding programs in the amount of approximately $60 million, with $17.7 million obligated as of June 30, 2025 under contract as described below. These contracts are accounted for under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance.
Funding under DPA $12.7 million
In October 2023, IperionX executed a $12.7 million contract in funding under the U.S. DoW DPA Title III authorities to address the U.S. titanium supply chain vulnerabilities. The government share will be matched with $13.4 million in funding from IperionX, for a total funding amount of $26 million. This funding is being applied towards the Group’s Titanium Production Facility in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.
For accounting purposes, the Company’s role with respect to the equipment is to acquire it on behalf of the government in an agency capacity. Upon procurement of the asset for the government, only a receivable is recognized reflecting the reimbursement due from the government. No amounts are capitalized or expensed by the Company.
As of June 30, 2025, the Company has procured assets on behalf of the government that cost approximately $10.3 million. (2025: $4.0 million), (2024: $6.3 million). We received cash reimbursements from the U.S. DoW of $5.6 million during the twelve months ended June 30, 2025 (2024: $4.7 million). We expect to utilize the full $12.7 million of available funding by the end of fiscal year 2026.
Title to all assets purchased by the Group with funds from the U.S. government vest with the U.S. government during the term of the technology investment agreement. The U.S. government can elect to, but is not obliged to, transfer such title to all (or some) of the assets to the Company at the end of the agreement, which is scheduled to terminate on January 30, 2027, if the Group's performance is satisfactory. Accordingly, the Company does not have an enforceable right to the assets acquired with federal funds, even where the conditions of the agreement are complied with, and so there is no current grant to be recognized. Instead, for accounting purposes, the Company’s role with respect to the equipment is to acquire it on behalf of the U.S. government in an agency capacity. Upon procurement of the asset for the U.S. government, only a receivable is recognized reflecting the reimbursement due from the U.S. government. If, per the agreement, the government subsequently decides to transfer title of the assets to the Company at the end of the program, this is the point at which a grant would crystallize and the Company would record a non-monetary government grant.
Funding under IBAS $47.1 million
In February 2025, the Company was awarded up to $47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The grant will be matched with $23.6 million in funding by IperionX, for a total funding amount of $70.7 million. This funding aims to bolster the U.S. defense Industrial base by developing a fully integrated, low-cost titanium supply chain sourced domestically. The project scope under the IBAS program had been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium Manufacturing Campus.
As part of the initial phase, the DoW has obligated $5.0 million, and IperionX will contribute $1.0 million, to expedite the Titan Critical Minerals Project in Tennessee to ‘shovel-ready’ status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. Subsequent to year end, the DoW obligated an additional $12.5 million in August of 2025, and another $25.0 million in September of 2025, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus. Total obligations now stand at $42.5 million, with the remaining $4.6 million expected to be obligated by the DoW over the contract term. The matching funding by IperionX increased to $48.1 million for a total funding amount of $95.2 million as of the date of this filing. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as “Other income and expenses” in the consolidated statements of profit and loss and other comprehensive income, once all conditions for reimbursement are met.
As of June 30, 2025, the Company has incurred costs of $0.9 million toward the Titan Project definitive feasibility study and has requested reimbursements from U.S. DoW in the amount of $0.9 million which is recognized as “Other income and expenses” in the consolidated statements of profit and loss during fiscal year 2025. We have received cash reimbursements from the U.S. DoW of $0.1 million during the twelve months ended June 30, 2025. (2024: nil).

2.    INCOME AND EXPENSES

	Notes	2025	2024	2023
		US$	US$	US$
Research & development costs
Wages and benefits		(5,519,763)	(3,232,758)	(1,726,207)
Payroll taxes on stock compensation benefits	8	(183,373)	(49,118)	-
Depreciation of property, plant and equipment	8	(683,678)	(113,224)	(147,069)
Amortization of patents	9	(768,128)	-	-
Amortization of right-of-use assets		(710,678)	(427,666)	(156,204)
Other operating expenses(1)		(4,883,353)	(4,889,844)	(3,571,173)
		(12,748,973)	(8,712,610)	(5,600,653)

Corporate and administrative expenses
Wages and benefits		(4,956,272)	(2,047,386)	(1,637,848)
Payroll taxes on stock compensation benefits		(994,640)	(160,058)	-
Other operating expenses(2)		(4,735,464)	(2,308,949)	(2,352,824)
		(10,686,376)	(4,516,393)	(3,990,672)

Employee benefits expense
Salaries, wages and benefits		(14,830,183)	(8,831,195)	(5,657,464)
Share-based payment expenses	19	(9,568,191)	(3,791,541)	(2,589,413)
		(24,398,374)	(12,622,736)	(8,246,877)

Finance income
Interest income		2,203,220	546,029	139,697
Net foreign exchange gain		1,347,413	-	354,772
		3,550,633	546,029	494,469

Finance costs
Interest expense		(279,541)	(122,736)	(88,138)
Net foreign exchange loss		-	(48,588)	-
Other finance costs		(26,709)	(15,795)	-
		(306,250)	(187,119)	(88,138)

Other income and expenses
Other income(3)		939,412	629,815	60,470
Impairment of property, plant and equipment		-	(198,750)	-
Loss on disposal of property, plant and equipment		(260,569)	(16,353)	-
Loss on derecognition of financial asset		-	-	(250,000)
		678,843	414,712	(189,530)
Notes:
(1) Research and development other operating expenses primarily includes expenses for the R&D facilities, materials, consumables, and consulting fees for continuous technology research.
(2) Corporate and administrative other operating expenses primarily includes insurance, legal and other professional fees, ERP system implementation costs and other corporate fees related to operating a public company.
(3) Other income includes $869,928 for government grant income billed to the U.S. DoW under the IBAS program. See Note 1(aa) for additional details.

3.    INCOME TAX

	2025	2024	2023
	US$	US$	US$
Recognized in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	-	-	-
Deferred income tax:
Origination and reversal of temporary differences	-	-	-
Income tax expense reported in profit or loss	-	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(35,348,675)	(21,843,646)	(17,444,754)
Tax benefit at the Australian income tax rate of 30%	(10,604,603)	(6,553,094)	(5,233,426)
Effect of lower income tax rate in the United States	1,032,615	631,007	488,952
Expenditure not allowable for income tax purposes	2,885,033	1,427,582	870,584
Income not assessable for income tax purposes	(404,224)	-	-
Exchange differences	(639)	(2,369)	5,329
Adjustments in respect of deferred tax of previous years	(738,316)	583,422	(182,314)
Effect of deferred tax assets not brought to account	7,830,134	3,913,452	4,050,875
Income tax expense reported in profit or loss	-	-	-

Deferred tax assets and liabilities
Deferred tax liabilities:
Right-of-use assets	980,747	414,270	305,000
Deferred tax assets used to offset deferred tax liabilities	(980,747)	(414,270)	(305,000)
Net deferred tax liabilities	-	-	-
Deferred tax assets:
Accrued expenditures	117,578	70,662	139,113
Provisions	122,051	75,215	21,956
Lease liabilities	1,023,320	383,082	246,832
Capital allowances	10,394,779	10,896,126	3,241,541
Tax losses available to offset against future taxable income	9,668,204	1,556,178	5,361,043
Deferred tax assets used to offset deferred tax liabilities	(980,747)	(414,270)	(305,000)
Other deferred tax assets not brought to account(1)	(20,345,185)	(12,566,993)	(8,705,485)
Net deferred tax assets	-	-	-
Notes:
(1)The benefit of deferred tax assets not brought to account will only be subsequently recognized if: (a) future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized; (b) the conditions for deductibility imposed by tax legislation continue to be complied with; and (c) no changes in tax legislation adversely affect the Group in realizing the benefit.
4.    DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES
No dividends have been paid or proposed for the year ended June 30, 2025 (2024: nil) (2023: nil).

5.    CASH AND CASH EQUIVALENTS

	2025	2024	2023
	US$	US$	US$
Cash at bank and on hand	54,814,125	33,157,356	11,937,941

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(35,348,675)	(21,843,646)	(17,444,754)
Adjustment for non-cash income and expense items
Share-based payments expense	9,568,191	3,791,541	2,589,413
Amortization of right-of-use assets	793,981	521,099	249,387
Amortization of intangibles	768,128	-	-
Depreciation of property, plant and equipment	716,147	124,752	177,147
Net foreign exchange (gain)/loss	(1,347,413)	48,588	(354,772)
Loss on derecognition of financial asset	-	-	250,000
Loss on disposal of property, plant and equipment	260,569	16,353	-
Impairment loss	-	198,750	-
Changes in assets and liabilities
Receivables and prepayments	1,121,984	(2,073,615)	(650,067)
Payables and provisions	1,669,403	609,115	(680,748)
Net cash outflow from operating activities	(21,797,685)	(18,607,063)	(15,864,394)
6.    TRADE AND OTHER RECEIVABLES

	2025	2024
	US$	US$
Current
Receivables from U.S. Government(1)	774,248	1,655,435
Receivables from other third-parties	49,020	646,575
Total trade and other receivables	823,268	2,302,010
Notes:
(1)See Note 1(aa) for additional details.

7.    PREPAYMENTS

	2025	2024
	US$	US$
Current
Blacksand option prepayments(1)	-	5,500,000
Construction prepayments	2,741,220	-
Other prepayments	497,674	571,735
Total current prepayments	3,238,894	6,071,735

Non-current
Security deposits	438,704	-
Other non-current prepayments	459,031	-
Total non-current prepayments	897,735	-
Notes:
(1)As of June 30, 2024, the Group had an exclusive option to purchase certain assets (including all intellectual property rights) of Blacksand. As consideration for the option, IperionX made option payments to Blacksand totaling $5,500,000 during the Option Period which represents the prepayments above. During the year ended June 30, 2025, the Group exercised its exclusive option to purchase intellectual property rights. See Note 9 for additional details.

8.    PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Right-of-use assets	Total
	US$	US$	US$
2025
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
Additions	15,996,078	2,961,466	18,957,544
Disposals	(23,590)	-	(23,590)
Depreciation	(716,147)	(793,981)	(1,510,128)
Carrying amount at June 30, 2025	21,445,038	3,752,600	25,197,638
- at cost	22,350,584	5,444,538	27,795,122
- accumulated depreciation and impairment	(905,546)	(1,691,938)	(2,597,484)

2024
Carrying amount at June 30, 2023	2,822,765	1,167,018	3,989,783
Additions	5,745,871	939,196	6,685,067
Disposals	(2,056,437)	-	(2,056,437)
Impairment	(198,750)	-	(198,750)
Depreciation	(124,752)	(521,099)	(645,851)
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
- at cost	6,508,437	2,483,072	8,991,509
- accumulated depreciation and impairment	(319,740)	(897,957)	(1,217,697)

2023
Carrying amount at July 1, 2022	922,118	465,868	1,387,986
Additions	2,077,794	950,537	3,028,331
Depreciation	(177,147)	(249,387)	(426,534)
Carrying amount at June 30, 2023	2,822,765	1,167,018	3,989,783
- at cost	3,034,599	1,543,876	4,578,475
- accumulated depreciation and impairment	(211,834)	(376,858)	(588,692)

9.    INTANGIBLES

Intellectual property rights
US$
2025
Carrying amount at June 30, 2024	-
Transfers from prepayments(1)	5,500,000
Additions	8,819,121
Amortization	(768,128)
Carrying amount at June 30, 2025	13,550,993
- at cost	14,319,121
- accumulated amortization	(768,128)

2024
Carrying amount at June 30, 2024	-
Notes:
(1) During the period, the Group exercised its exclusive option to purchase intellectual property rights of Blacksand Technology, LLC. The group now holds the exclusive commercial licensing rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal. As consideration for the option, IperionX has made or will make payments totaling $14,270,495 (of which $5,500,000 was paid in prior periods, $6,616,251 was paid during the twelve months ended June 30, 2025, and $2,154,244 was payable at June 30, 2025, of which $1,454,244 was included in trade and other payables and $700,000 was included in other long term liabilities).

10.    EXPLORATION AND EVALUATION ASSETS

Titan Project (1)
US$
2025
Carrying amount at July 1, 2024	6,114,061
Additions	644,661
Write-offs	(246,396)
Carrying amount at June 30, 2025(1) (2)	6,512,326

2024
Carrying amount at July 1, 2023	3,059,021
Additions	3,055,040
Carrying amount at June 30, 2024	6,114,061

2023
Carrying amount at July 1, 2022	2,431,229
Additions	627,792
Carrying amount at June 30, 2023	3,059,021
Notes:
(1)At June 30, 2025, the Titan Project comprised of approximately 10,083 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 1,488 acres are owned by IperionX, approximately 417 acres are subject to long-term lease by IperionX, and approximately 8,178 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.
(2)The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.
11.    TRADE AND OTHER PAYABLES

	2025	2024
	US$	US$
Current
Trade payables	6,004,071	1,309,067
Accruals	1,307,087	259,325
Other payables	178,239	749,438
Total trade and other payables	7,489,397	2,317,830

12.    LOANS AND BORROWINGS

	Other Loans and Borrowings	Lease Liabilities	Total Loans and Borrowings
	US$	US$	US$
2025
Carrying amount at July 1, 2024	24,893	1,465,780	1,490,673
Additions	-	2,961,565	2,961,565
Repayments	(5,826)	(511,830)	(517,656)
Carrying amount at June 30, 2025	19,067	3,915,515	3,934,582
Current	6,764	465,254	472,018
Non-Current	12,303	3,450,261	3,462,564

2024
Carrying amount at July 1, 2023	30,863	944,451	975,314
Additions	-	939,195	939,195
Repayments	(5,970)	(417,866)	(423,836)
Carrying amount at June 30, 2024	24,893	1,465,780	1,490,673
Current	6,373	439,382	445,755
Non-Current	18,520	1,026,398	1,044,918
13.    LEASES
The Group leases office premises, vehicles, and plant and equipment in the United States. No restrictions or covenants are imposed by the leases.
The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the year are in Note 8.
The carrying amounts of lease liabilities (included under financial liabilities) and the movements during the year are set out in Note 12.
The following are the amounts recognized in profit or loss in respect of leases:

	Notes	2025	2024	2023
		US$	US$	US$
Amortization of right-of-use assets	8	(793,981)	(521,099)	(249,387)
Interest expense on lease liabilities		(278,186)	(106,474)	(78,040)
Expense relating to short-term leases and leases of low-value assets		(143,789)	(72,542)	(85,100)
Net amount recognized in profit or loss		(1,215,956)	(700,115)	(412,527)

14.    CONTRIBUTED EQUITY

	Notes	2025	2024
		US$	US$
Issued capital
319,927,854 (2024: 257,244,759) fully paid ordinary shares	14(a)	197,985,920	112,959,638
We do not have a limit on our authorized share capital and the concept of par value is not recognized under Australian law.
(a)    Movements in issued capital

	Number of Ordinary Shares	Number of Class A Performance Shares	Number of Class B Performance Shares	US$
Opening balance at July 1, 2022	140,288,491	19,800,000	19,800,000	29,782,268
Issue of shares – share placements	50,000,000	-	-	29,637,300
Issue of shares – exercise of options	2,102,363	-	-	477,156
Issue of shares – conversion of RSUs	200,001	-	-	167,487
Issue of shares – conversion of performance rights	215,495	-	-	216,007
Issue of shares to consultants	687,623	-	-	350,000
Share issue costs	-	-	-	(1,865,970)
Closing balance at June 30, 2023	193,493,973	19,800,000	19,800,000	58,764,248
Issue of shares – share placements	43,476,381	-	-	45,740,157
Issue of shares – exercise of options	11,231,823	-	-	4,335,005
Issue of shares – conversion of RSUs	341,461	-	-	225,734
Issue of shares – conversion of rights	5,140,420	-	-	2,757,730
Issue of shares to consultants	554,538	-	-	470,000
Issue of shares to Blacksand in lieu of cash	3,006,163	-	-	2,000,000
Share issue costs	-	-	-	(1,333,236)
Closing balance at June 30, 2024	257,244,759	19,800,000	19,800,000	112,959,638
Issue of shares – share placements	34,951,630	-	-	70,919,564
Issue of shares – exercise of options	1,525,000	-	-	205,525
Issue of shares – conversion of RSUs	1,639,496	-	-	2,094,041
Issue of shares – conversion of rights	24,273,335	-	-	13,724,952
Issue of shares to consultants	151,760	-	-	470,262
Issue of shares to Director in lieu of cash bonus	141,844	-	-	250,000
Conversion of performance shares	30	(19,800,000)	-	-
Share issue costs	-	-	-	(2,638,062)
Closing balance at June 30, 2025	319,927,854	-	19,800,000	197,985,920
(b)    Rights attaching to Ordinary Shares
The rights attaching to fully paid Ordinary Shares arise from a combination of the Company’s Constitution, statute and general law:
•Shares - The issue of shares in the capital of the Company and options over unissued shares by the Company is under the control of the directors, subject to the Corporations Act 2001, ASX Listing Rules and any rights attached to any special class of shares.

14.CONTRIBUTED EQUITY (continued)
•Meetings of Members - Directors may call a meeting of members whenever they think fit. Members may call a meeting as provided by the Corporations Act 2001. The Constitution contains provisions prescribing the content requirements of notices of meetings of members and all members are entitled to a notice of meeting. A meeting may be held in two or more places linked together by audio-visual communication devices. A quorum for a meeting of members is two shareholders. The Company holds annual general meetings in accordance with the Corporations Act 2001 and the Listing Rules.
•Voting - Subject to any rights or restrictions at the time being attached to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Resolutions of members will be decided by a show of hands unless a poll is demanded. On a show of hands each eligible voter present has one vote. However, where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.
•Changes to the Constitution - The Company’s Constitution can only be amended by a special resolution passed by at least three quarters of the members present and voting at a general meeting of the Company. At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.
•Listing Rules - Provided the Company remains admitted to the Official List, then despite anything in its Constitution, no act may be done that is prohibited by the Listing Rules, and authority is given for acts required to be done by the Listing Rules. The Company’s Constitution will be deemed to comply with the Listing Rules as amended from time to time.
(c)    Rights attaching to Performance Shares
Performance Shares comprise of 19,800,000 Class A and 19,800,000 Class B Performance Shares issued in relation to the acquisition of HMAPL and are issued based upon the following terms and conditions:
•The Performance Shareholders are not entitled to a dividend;
•The Performance Shares are not transferable;
•The Performance Shareholders shall have no right to vote, subject to the Corporations Act;
•The Performance Shares convert into Ordinary Shares as follows:
◦Each Class A Performance Share convert into one (1) Ordinary Share upon completion of a positive pre-feasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates a net present value of at least A$200,000,000 before September 17, 2024 (the “Pre-Feasibility Study Milestone”). The Pre-Feasibility Study Milestone was not met by September 17, 2024.
◦Each Class B Performance Share convert into one (1) Ordinary Share upon the commencement of commercial production from the Titan Project area before September 17, 2025 (the “First Production Milestone”). The First Production Milestone was not met by September 17, 2025;
◦All Performance Shares shall automatically convert into Ordinary Shares upon the occurrence of certain change of control events before the applicable expiry date (being December 1, 2024 for the Class A Performance Shares and December 1, 2025 for the Class B Performance Shares);
◦To the extent that any Performance Shares have not converted into Ordinary Shares by the applicable expiry date, (being December 1, 2024 for the Class A Performance Shares and December 1, 2025 for the Class B Performance Shares), all such Performance Shares for each holder will automatically lapse and be combined into one single Performance Share that will then convert into one single Ordinary Share;
◦The 19,800,000 Class A Performance Shares had not converted into Ordinary Shares by the applicable expiry date of December 1, 2024, so the 19,800,000 Class A Performance Shares converted into 30 Ordinary Shares during fiscal 2025; and

14.CONTRIBUTED EQUITY (continued)
◦If the 19,800,000 Class B Performance Shares have not converted into Ordinary Shares by the applicable expiry date of December 1, 2025, then the 19,800,000 Class B Performance Shares will convert into 30 Ordinary Shares during fiscal 2026.
•The Ordinary Shares issued on conversion of any Performance Share will rank equally with and confer rights identical with all other Ordinary Shares then on issue and application will be made by the Company to ASX for official quotation of the Ordinary Shares upon the date of conversion.
•The Company shall allot and issue Ordinary Shares immediately upon conversion of the Performance Shares for no consideration and shall record the allotment and issue in the manner required by the Corporations Act.
•The Performance Shares are unquoted. No application for quotation of the Performance Shares will be made by the Company.
15.    RESERVES

	Notes	2025	2024
		US$	US$
Share-based payments reserve	15(b)	6,469,201	13,440,265
Foreign currency translation reserve	15(f)	(2,780,397)	(1,178,258)
		3,688,804	12,262,007
(a)    Nature and purpose of reserves
(i)Share-based payments reserve
The share-based payments reserve is used to record the fair value of Unlisted Options, RSUs and Performance Rights issued by the Group.
(ii)Foreign currency translation reserve
Exchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(e).

15.RESERVES (continued)
(b)    Movements in share-based payments reserve during the year

	Number of Unlisted Options (Note 15(c))	Number of Performance Rights (Note 15(d))	No. of Restricted Stock Units (Note 15(e))	US$
2025
Opening balance at July 1, 2024	11,749,372	27,469,335	4,377,034	13,440,265
Grant of employee options, rights and RSUs	2,679,746	5,288,409	2,220,020	-
Exercise of options, rights and RSUs	(1,525,000)	(24,273,335)	(1,639,496)	(15,818,993)
Issue of shares to consultants	-	-	-	(470,262)
Issue of shares to Director in lieu of bonus	-	-	-	(250,000)
Lapse/forfeiture of employee rights and RSUs	-	(980,000)	(159,333)	-
Share-based payment expense	-	-	-	9,568,191
Closing balance at June 30, 2025	12,904,118	7,504,409	4,798,225	6,469,201

2024
Opening balance at July 1,2023	23,011,372	29,146,000	824,371	15,004,052
Grant of employee rights and RSUs	-	4,021,000	3,894,124	-
Exercise of options, rights and RSUs	(11,262,000)	(5,147,665)	(341,461)	(4,726,904)
Issue of shares to consultants	-	-	-	(470,000)
Expiry of employee rights	-	(550,000)	-	(158,424)
Share-based payment expense	-	-	-	3,791,541
Closing balance at June 30, 2024	11,749,372	27,469,335	4,377,034	13,440,265

2023
Opening balance at July 1,2022	23,824,000	27,620,000	600,000	12,985,856
Grant of employee incentive securities	424,372	1,935,000	424,372	-
Grant of options to financial advisor	1,000,000	-	-	354,788
Exercise of options	(2,237,000)	-	-	(192,511)
Conversion of RSUs	-	(329,000)	-	(167,487)
Conversion of performance rights	-	-	(200,001)	(216,007)
Issue of shares to a consultant	-	-	-	(350,000)
Lapse of employee incentive securities	-	(80,000)	-	-
Share-based payment expense	-	-	-	2,589,413
Closing balance at June 30, 2023	23,011,372	29,146,000	824,371	15,004,052
Notes:
(1)For details on the valuation of Unlisted Options, Performance Rights and RSUs, including models and assumptions used, refer to Note 19 of the financial statements.
(c)    Terms and conditions of Unlisted Options
Unlisted Options granted as share-based payments have the following terms and conditions:
•Each Unlisted Option entitles the holder to the right to subscribe for one share upon the exercise of each Unlisted Option;

15.RESERVES (continued)
•The Unlisted Options outstanding at the end of the financial year have the following exercise prices and expiry dates:
◦1,200,000 vendor unlisted options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);
◦4,000,000 vendor Class A performance options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);
◦4,000,000 vendor Class B performance options exercisable at A$0.20 each on or before December 1, 2025 (issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021);
◦424,372 director options exercisable at A$0.87 each on or before December 5, 2026;
◦600,000 director options exercisable at A$1.33 each on or before September 9, 2025;
◦1,305,000 director options exercisable at A$8.00 each on or before June 30, 2027; and
◦1,374,746 director options exercisable at A$5.00 each on or before April 10, 2029.
•The Unlisted Options are exercisable at any time prior to the Expiry Date, subject to vesting conditions being satisfied (if applicable);
•Shares issued on exercise of the Unlisted Options rank equally with the then Shares of the Company;
•Application will be made by the Company to ASX for official quotation of the Shares issued upon the exercise of the Unlisted Options;
•If there is any reconstruction of the issued share capital of the Company, the rights of the Unlisted Option holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction; and
•No application for quotation of the Unlisted Options will be made by the Company.
(d)    Terms and conditions of Performance Rights
Performance Rights granted as share-based payments have the following terms and conditions:
•Each Performance Right automatically converts into one Share upon vesting of the Performance Right;
•Each Performance Right is subject to performance conditions (as determined by the Board from time to time) which must be satisfied in order for the Performance Right to vest;
•The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
◦2,885,000 employee performance rights that vest upon achieving a 30-day VWAP of A$4.00 per share (2,440,000 expiring December 21, 2028 and 445,000 expiring December 31, 2027);
◦1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$6.00 expiring April 10, 2031;
◦1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$7.00 per share expiring April 10, 2031;
◦1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$8.00 per share expiring April 10, 2031; and
◦1,146,000 employee performance rights that vest upon achieving various (non-market based) performance conditions (271,000 expiring December 22, 2025, 175,000 expiring December 31, 2025, 400,000 expiring April 23, 2026, 275,000 expiring December 22, 2026, and 25,000 expiring December 31, 2026).
•Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the Performance Rights;

15.RESERVES (continued)
•If there is any reconstruction of the issued share capital of the Company, the rights of the Performance Right holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;
•No application for quotation of the Performance Rights will be made by the Company; and
•Without approval of the Board, Performance Rights may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such Performance Rights and exercise any rights in respect of them.
(e)    Terms and conditions of Restricted Stock Units
RSUs granted as share-based payments have the following terms and conditions:
•Each RSU automatically converts into one Share upon vesting of the RSU;
•Each RSU is subject to service based performance conditions (as determined by the Board from time to time) which must be satisfied in order for the RSU to vest;
•The RSUs outstanding at the end of the financial year have the following conditions and expiry dates:
◦141,456 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2026;
◦270,084 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2027;
◦1,083,355 director and employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2025;
◦1,083,330 director and employee RSUs that vest upon achieving various service-based conditions, expiring 12/31/2026;
◦25,132 director RSUs that vest upon achieving various service-based conditions, expiring 12/31/2027;
◦212,430 director RSUs that vest upon achieving various service-based conditions, expiring December 16, 2028;
◦344,483 employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2028;
◦1,637,975 director and employee RSUs that vest upon achieving various service-based conditions, expiring April 10, 2029.
•Application will be made by the Company to ASX for official quotation of the Shares issued upon conversion of the RSUs;
•If there is any reconstruction of the issued share capital of the Company, the rights of the RSU holders may be varied to comply with the ASX Listing Rules which apply to the reconstruction at the time of the reconstruction;
•No application for quotation of the RSUs will be made by the Company; and
•Without approval of the Board, RSUs may not be transferred, assigned or novated, except, upon death, a participant’s legal personal representative may elect to be registered as the new holder of such RSUs and exercise any rights in respect of them.

15.RESERVES (continued)
(f)    Movements in foreign currency translation reserve during the year

	2025	2024	2023
	US$	US$	US$
Balance at start of year	(1,178,258)	(1,008,244)	(596,331)
Exchange differences arising on translation into presentation currency	(1,602,139)	(170,014)	(411,913)
Balance at June 30	(2,780,397)	(1,178,258)	(1,008,244)
16.    ACCUMULATED LOSSES

	2025	2024	2023
	US$	US$	US$
Balance at start of year	(73,882,050)	(52,196,828)	(34,752,074)
Net loss for the year	(35,348,675)	(21,843,646)	(17,444,754)
Adjustment for expiry of employee rights	-	158,424	-
Balance at June 30	(109,230,725)	(73,882,050)	(52,196,828)
17.    LOSS PER SHARE

	2025	2024	2023
	US$	US$	US$
Basic loss per share	(0.12)	(0.10)	(0.11)
Diluted loss per share	(0.12)	(0.10)	(0.11)
The following reflects the income and share data used in the calculations of basic earnings per share:

	2025	2024	2023
	US$	US$	US$
Net loss	(35,348,675)	(21,843,646)	(17,444,754)
Net loss used in calculating basic and dilutive earnings per share	(35,348,675)	(21,843,646)	(17,444,754)

	2025	2024	2023
	Share #	Share #	Share #
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	296,887,872	217,842,947	168,029,357
(a)    Anti-Dilutive Securities
As at June 30, 2025, 12,904,118 Unlisted Options, 7,504,409 Performance Rights, 4,798,225 RSUs and 19,800,000 Performance Shares, which together represent 45,006,752 potential Ordinary Shares (2024: 83,195,741), (2023: 92,581,743), were not included in the calculation of diluted loss per share because they are considered anti-dilutive as they would decrease the loss per share for the years presented.
(b)    Conversions, Calls, Subscriptions or Issues after June 30, 2025
Subsequent to June 30, 2025, the Company has:
•issued 13,566,770 ordinary shares pursuant to a placement of ordinary shares; and
•issued 1,716,396 ordinary shares pursuant to the exercise of unlisted options.

•issued 165,000 unlisted performance rights to employees and contractors.
Other than as above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.
18.    RELATED PARTIES
(a)    Subsidiaries

		Equity Interest
	Country of	2025	2024	2023
	Incorporation	%	%	%
Hyperion Metals (Australia) Pty Ltd	Australia	100	100	100
IperionX Critical Minerals LLC	United States	100	100	100
IperionX Technology LLC	United States	100	100	100
IperionX Inc.	United States	100	100	100
(b)    Ultimate Parent
IperionX Limited is the ultimate parent of the Group.
(c)    Key Management Personnel
The aggregate compensation made to KMP of the Group is set out below:

	2025	2024	2023
	US$	US$	US$
Short-term employee benefits	4,012,976	3,100,958	2,109,813
Post-employment benefits	62,632	68,300	47,502
Share-based payments	5,496,070	2,749,346	1,650,382
Total compensation	9,571,678	5,918,604	3,807,697
No loans were provided to or received from KMP during the year ended June 30, 2025 (2024: nil) (2023: nil).
Mr Swan provides services as the Company Secretary through a services agreement with the Apollo Group and was listed as a KMP during fiscal year 2024 and 2023. During the 2024 financial year, Apollo Group was paid or is payable $270,763 (A$413,000) (2023:$212,519; A$318,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group. Mr. Swan ceased to be CFO and KMP effective December 21, 2023.
(d)    Other transactions with Related Parties
Performance Industries, Inc., a company associated with Mr. Scott Sparks, COO of the Company, was paid $53,138 during the 2024 (2025: nil) financial year for the provision of engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.
19.    SHARE-BASED PAYMENTS
(a)    Recognized share-based payment expense
From time to time, the Group grants ordinary shares, unlisted options, performance rights, and RSUs to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements. The number of Shares,

19.SHARE-BASED PAYMENTS (continued)
Options, Rights, and RSUs granted, and the terms of the Shares, Options, Rights, and RSUs granted are determined by the Board. Shareholder approval is sought where required.
During fiscal 2025, fiscal 2024, and fiscal 2023 the following equity-settled share-based payments have been recognized in profit or loss:

	2025	2024	2023
	US$	US$	US$
Expense arising from staff remuneration arrangements	(9,568,191)	(3,791,541)	(2,589,413)
Total expense arising from equity-settled share-based payment transactions	(9,568,191)	(3,791,541)	(2,589,413)
In addition to share-based payment expenses recognized through profit or loss, a share-based payment of $2 million was recognized as an asset (prepayments) during the 2024 financial year, relating to the issue of 3,006,163 new fully paid ordinary shares to nominees of Blacksand in lieu of future cash option payments totalling $2 million owed to Blacksand under the option agreement between the Company and Blacksand.
(b)    Summary of securities granted as share-based payments
The following table illustrates the number and weighted-average exercise price of Options, and weighted-average grant date fair value for Rights and RSUs granted as share-based payments during fiscal 2025, fiscal 2024, and fiscal 2023:

	Stock Option Awards	WA - Exercise Price A$	Restricted Stock Units	WA - Grant Date Fair Value A$	Performance Rights Awards (market-based conditions)	WA - Grant Date Fair Value A$	Performance Rights Awards (performance conditions)	WA - Grant Date Fair Value A$
July 1, 2022	23,824,000	0.27	600,000	1.17	25,655,000	0.95	1,965,000	1.10
Granted	1,424,372	1.03	424,372	0.74	1,305,000	0.32	630,000	0.81
Exercised/Converted	(2,237,000)	(0.25)	(200,001)	(1.17)	-	-	(329,000)	(0.95)
Forfeited	-	-	-	-	(50,000)	(0.67)	(30,000)	(0.99)
June 30, 2023	23,011,372	0.32	824,371	0.95	26,910,000	0.69	2,236,000	1.04
Granted	-	-	3,894,124	2.18	3,980,000	0.99	41,000	1.10
Exercised/Converted	(11,262,000)	(0.35)	(341,461)	(0.99)	(4,726,665)	(0.71)	(421,000)	(0.89)
Forfeited	-	-	-	-	(550,000)	(0.66)	-	-
June 30, 2024	11,749,372	0.28	4,377,034	2.04	25,613,335	0.74	1,856,000	1.08
Granted	2,679,746	6.46	2,220,020	3.99	4,938,409	3.49	350,000	3.81
Exercised/Converted	(1,525,000)	(0.20)	(1,639,496)	(1.93)	(23,273,335)	(0.79)	(1,000,000)	(1.24)
Forfeited	-	-	(159,333)	(2.27)	(920,000)	(0.98)	(60,000)	(0.91)
June 30, 2025	12,904,118	1.57	4,798,225	2.97	6,358,409	2.66	1,146,000	1.78

19.SHARE-BASED PAYMENTS (continued)
(b)    Summary of securities granted as share-based payments (continued)
The following Options, Rights and RSUs were granted as share-based payments during fiscal 2025, fiscal 2024, and fiscal 2023:

2025	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Rights	445,000	1-Nov-24	31-Dec-27	-	4.00	2.980
Series 2	Rights	435,000	1-Nov-24	23-Apr-26	-	3.00	3.120
Series 3	Rights	585,000	1-Nov-24	23-Apr-26	-	4.00	2.530
Series 4	Rights	30,000	1-Nov-24	31-Dec-25	-	-	3.400
Series 5	Rights	200,000	1-Nov-24	23-Apr-26	-	-	3.400
Series 6	RSUs	25,132	1-Nov-24	31-Dec-27	-	-	3.400
Series 7	RSUs	169,944	22-Nov-24	16-Dec-28	-	-	4.400
Series 8	Rights	120,000	20-Dec-24	31-Dec-25	-	-	4.600
Series 9	RSUs	42,486	9-Mar-25	16-Dec-28	-	-	3.370
Series 10	RSUs	40,000	6-May-25	31-Dec-28	-	-	3.490
Series 11	RSUs	113,475	8-May-25	31-Dec-28	-	-	3.400
Series 12	RSUs	56,738	9-May-25	31-Dec-28	-	-	3.550
Series 13	RSUs	82,335	10-May-25	10-Apr-29	-	-	3.550
Series 14	Options	216,672	10-May-25	10-Apr-29	5.00	-	1.870
Series 15	RSUs	13,617	12-May-25	31-Dec-28	-	-	3.410
Series 16	RSUs	8,511	13-May-25	31-Dec-28	-	-	3.170
Series 17	RSUs	400,533	15-May-25	10-Apr-29	-	-	3.110
Series 18	Rights	415,695	15-May-25	10-Apr-31	-	6.00	2.760
Series 19	Rights	415,695	15-May-25	10-Apr-31	-	7.00	2.680
Series 20	Rights	415,695	15-May-25	10-Apr-31	-	8.00	2.600
Series 21	RSUs	48,227	16-May-25	31-Dec-28	-	-	3.200
Series 22	RSUs	82,335	23-May-25	10-Apr-29	-	-	3.550
Series 23	Options	216,672	23-May-25	10-Apr-29	5.00	-	1.860
Series 24	RSUs	24,823	29-May-25	31-Dec-28	-	-	3.580
Series 25	RSUs	9,362	30-May-25	31-Dec-28	-	-	3.690
Series 26	RSUs	26,326	31-May-25	31-Dec-28	-	-	3.690
Series 27	RSUs	357,732	12-Jun-25	10-Apr-29	-	-	4.100
Series 28	Options	941,402	12-Jun-25	10-Apr-29	5.00	-	2.260
Series 29	RSUs	3,404	12-Jun-25	31-Dec-28	-	-	4.100
Series 30	Options	1,305,000	26-Jun-25	30-Jun-27	8.00	-	1.090
Series 31	RSUs	715,040	27-Jun-25	10-Apr-29	-	-	4.750
Series 32	Rights	742,108	27-Jun-25	10-Apr-31	-	6.00	4.480
Series 33	Rights	742,108	27-Jun-25	10-Apr-31	-	7.00	4.380
Series 34	Rights	742,108	27-Jun-25	10-Apr-31	-	8.00	4.290

19.SHARE-BASED PAYMENTS (continued)

2024	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Shares	116,538	15-Aug-23	-	-	-	0.983
Series 2	Rights	21,000	15-Aug-23	22-Dec-24	-	-	1.095
Series 3	Rights	10,000	15-Aug-23	22-Dec-25	-	-	1.095
Series 4	Rights	10,000	15-Aug-23	22-Dec-26	-	-	1.095
Series 5	Rights	200,000	18-Dec-23	23-Apr-26	-	3.00	0.788
Series 6	Rights	300,000	18-Dec-23	23-Apr-26	-	4.00	0.630
Series 7	Rights	3,330,000	18-Dec-23	21-Dec-28	-	4.00	1.008
Series 8	Shares	388,000	30-Jan-24	-	-	-	1.365
Series 9	Shares	50,000	30-Jan-24	-	-	-	1.365
Series 10	RSUs	1,434,000	26-Mar-24	31-Dec-27	-	-	2.270
Series 11	RSUs	2,055,000	9-Apr-24	31-Dec-27	-	-	2.270
Series 12	RSUs	405,124	22-Nov-23	5-Dec-27	-	-	1.415
Series 13	Rights	75,000	21-May-24	23-Apr-26	-	3.00	1.612
Series 14	Rights	75,000	21-May-24	23-Apr-26	-	4.00	1.322

2023	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Options	1,000,000	14-Sep-22	14-Sep-25	1.10	-	0.519
Series 2	Options	424,372	25-Nov-22	05-Dec-26	0.87	-	0.424
Series 3	RSUs	424,372	25-Nov-22	05-Dec-26	-	-	0.740
Series 4	Rights	400,000	8-Aug-22	23-Apr-26	-	3.00	0.354
Series 5	Rights	400,000	8-Aug-22	23-Apr-26	-	4.00	0.293
Series 6	Rights	200,000	8-Aug-22	23-Apr-26	-	-	0.675
Series 7	Rights	10,000	6-Sep-22	23-Apr-26	-	2.00	0.617
Series 8	Rights	15,000	6-Sep-22	23-Apr-26	-	3.00	0.496
Series 9	Rights	35,000	6-Sep-22	23-Apr-26	-	4.00	0.428
Series 10	Rights	10,000	6-Jun-22	23-Apr-26	-	2.00	0.556
Series 11	Rights	15,000	6-Jun-22	23-Apr-26	-	3.00	0.460
Series 12	Rights	20,000	6-Jun-22	23-Apr-26	-	4.00	0.390
Series 13	Rights	10,000	8-Jun-22	31-Dec-24	-	-	0.780
Series 14	Rights	10,000	8-Jun-22	31-Dec-25	-	-	0.780
Series 15	Rights	10,000	8-Jun-22	31-Dec-26	-	-	0.780
Series 16	Shares	687,623	20-Dec-22	-	-	-	0.775
Series 17	Rights	400,000	1-Feb-23	31-Jan-27	-	-	0.880
Series 18	Rights	25,000	16-Mar-23	23-Apr-26	-	3.00	0.286
Series 19	Rights	25,000	16-Mar-23	23-Apr-26	-	4.00	0.219
Series 20	Rights	175,000	1-Apr-23	23-Apr-26	-	3.00	0.321
Series 21	Rights	175,000	1-Apr-23	23-Apr-26	-	4.00	0.247

19.SHARE-BASED PAYMENTS (continued)
(c)    Weighted Average Remaining Contractual Life
At June 30, 2025, the weighted average remaining contractual life of Unlisted Options was 0.96 years. (2024: 1.45 years) (2023: 2.90 years).
(d)    Option, Right and RSU Pricing Models
The fair value of granted RSUs and Rights that do not have market-based vesting conditions are estimated as at the date of grant based on the underlying share price.
The fair value of granted Options is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted. The table below list the inputs to the valuation models used for Options granted by the Group during fiscal 2025, fiscal 2024 and fiscal 2023:

	2025	2024	2023
Expected life (weighted average)	2.96 years	-	3.31 years
Risk-free interest rate (weighted average)	3.28%	-	3.31%
Expected volatility (weighted average)	80%	-	87.00%
Expected dividend yield	-%	-	-%
The fair value of granted Rights that have market-based vesting conditions is estimated as at the date of grant using a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted. The table below list the inputs to the valuation models used for the Rights that have market-based vesting conditions granted by the Group during fiscal 2025, fiscal 2024 and fiscal 2023:

	2025	2024	2023
Expected life (weighted average)	4.69 years	4.56 years	3.51 years
Risk-free interest rate (weighted average)	3.73%	3.75%	2.97%
Expected volatility (weighted average)	77%	80%	78%
Fair value at grant date (weighted average)	A$3.49	A$0.99	A$0.32
Share price at grant date (weighted average)	A$3.94	A$1.36	A$0.71
Vesting hurdle (30-day VWAP) (weighted average)	A$6.02	A$3.93	A$3.49

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
(a)    Reconciliation of non-current assets by geographical location

	2025	2024
	US$	US$
United States of America	45,719,988	13,887,873
	45,719,988	13,887,873

21.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
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
There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:

	Notes	2025	2024
		US$	US$
Cash and cash equivalents	5	54,814,125	33,157,356
Trade and other receivables	6	823,268	2,302,010
		55,637,393	35,459,366
With respect to credit risk arising from cash and cash equivalents, the Group’s exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. The credit risk for cash and cash equivalents is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.
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
(c)    Liquidity Risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2025, the Group had sufficient liquid assets to meet its financial obligations.
The Group had no financial covenants during the 2025 and 2024 financial periods, as the Group’s lease liabilities and other loans and borrowings do not impose any financial covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.

21.FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)
The contractual maturities of financial liabilities, are provided below. There are no netting arrangements in respect of financial liabilities.

	≤1 year	1-5 years	≥5 years	Total contractual cash flows	Carrying amount of liabilities
	US$	US$	US$	US$	US$
2025
Financial liabilities
Trade and other payables	7,489,397	-	-	7,489,397	7,489,397
Lease liabilities	465,254	1,425,380	2,024,881	3,915,515	3,915,515
Other loans and borrowings	6,764	12,303	-	19,067	19,067
	7,961,415	1,437,683	2,024,881	11,423,979	11,423,979

2024
Financial liabilities
Trade and other payables	2,317,830	-	-	2,317,830	2,317,830
Lease liabilities	439,382	1,336,962	-	1,776,344	1,465,780
Other loans and borrowings	6,373	20,117	-	26,490	24,893
	2,763,585	1,357,079	-	4,120,664	3,808,503
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
At the reporting date, the interest rate profile of the Group’s financial instruments was:

	Notes	2025	2024
		US$	US$
Cash at bank and on hand	5	54,814,125	33,157,356
		54,814,125	33,157,356
The Group’s cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year end of 3.48% (2024: 4.16%).
The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.
Interest rate sensitivity
A sensitivity of 0.5% (50 basis points) has been selected as this is considered reasonable given the current level of both short term and long-term interest rates. A 0.5% (50 basis points) movement in interest rates at the reporting date would

21.FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)
have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

	Profit or loss		Equity
	+0.5%	-0.5%	+0.5%	-0.5%
	US$	US$	US$	US$
2025
Cash and cash equivalents	274,071	(274,071)	274,071	(274,071)
2024
Cash and cash equivalents	165,787	(165,787)	165,787	(165,787)
2023
Cash and cash equivalents	59,690	(59,690)	59,690	(59,690)
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
It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.
At the reporting date, the Group’s exposure to financial instruments denominated in currencies other than the functional currency of the group entity:

Assets and liabilities denominated in currencies other than the functional currency of the group entity	2025 US$ Equivalent	2024 US$ Equivalent
Financial assets
Cash and cash equivalents	29,417,896	25,268,133
Financial liabilities
Trade and other payables	(1,130,814)	(256,267)
Net exposure	28,287,082	25,011,866

21.FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)
Foreign exchange rate sensitivity
At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity
	+10%	-10%	+10%	-10%
	US$	US$	US$	US$
2025
Group	2,828,708	(2,828,708)	2,828,708	(2,828,708)
2024
Group	2,501,186	(2,501,186)	2,501,186	(2,501,186)
(f)    Commodity Price Risk
The Group’s major commodity price exposure is to the price of titanium and titanium products. The price of titanium is affected by numerous factors beyond the control of the Group. The Group is currently researching, developing and commercializing its titanium metal technologies and exploring its mineral properties in the United States. To date, the Group has not had significant sales of titanium and titanium products, but anticipates product sales now that the Group's Titanium Manufacturing Campus in Virginia has been fully commissioned and started operations. We currently do not enter into hedging or derivative transactions to manage commodity price risk.
(g)    Capital Management
The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Given the stage of development of the Group, the Board’s objective is to minimize debt and to raise funds as required through the issue of new shares. The Group is not subject to externally imposed capital requirements.
There were no changes in the Group’s approach to capital management during the year.
(h)    Fair Value
The fair value of financial assets and financial liabilities approximates their carrying value. The methods for estimating fair value are outlined in the relevant notes to the consolidated financial statements.
22.    CONTINGENT ASSETS AND LIABILITIES
Titan Project
The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. At June 30, 2025, the Group had entered into exclusive option agreements with local landowners in Tennessee, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, the acres of surface property and the associated mineral rights from the local landowners. As of June 30, 2025, the Titan Project comprised approximately 10,083 acres of surface and associated mineral rights in Tennessee, of which approximately 1,488 acres are owned by IperionX, approximately 417 acres are subject to long-term lease by IperionX, and approximately 8,178 acres are subject to exclusive option agreements with IperionX. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.

23.    EVENTS SUBSEQUENT TO BALANCE DATE
(a)On July 29, 2025, the Company completed the first tranche of a placement of 14,000,000 new fully paid ordinary shares at A$5.00 per share, to raise gross proceeds of US$46 million (approximately A$70 million) before costs. The first tranche consisted of 13.6 million shares to institutional and sophisticated investors to raise gross proceeds of $44.3 million (~A$67.8 million) before costs. The second and final tranche consists of 0.4 million shares to Directors of the Company, subject to shareholder approval, to raise gross proceeds of $1.4 million (~ A$2.2 million) before costs. The placement positioned the company to capitalize on the United States’ demand for a reliable source of titanium metal – particularly for defense, aerospace and advanced manufacturing applications. Ordering long-lead capital items at that time was expected to shorten the construction schedule for planned scale-up in titanium production capacity and underpinned ongoing engagement with the U.S. DoW.
(b) On August 26, 2025, the Company announced that the U.S. DoW had obligated $12.5 million under IperionX’s previously announced $47 million award to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The $12.5 million was applied to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to over 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus; and
(c)On September 26, 2025, the Company announced that the DoW obligated an additional $25.0 million under IperionX’s previously announced $47.1 million award bringing the total obligated award to $42.5 million, with the remaining $4.6 million to be obligated through the end of the contract term.
Other than the above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2025 that have significantly affected or may significantly affect:
•the operations, in financial years subsequent to June 30, 2025, of the Group;
•the results of those operations, in financial years subsequent to June 30, 2025, of the Group; or
•the state of affairs, in financial years subsequent to June 30, 2025, of the Group.