Form 20-F
period 2026-06-30
IPERIONX Ltd
filed 2026-09-29
CIK 1898601

As filed with the Securities and Exchange Commission on September 29, 2026

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2026
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
1092 Confroy Drive,
South Boston, VA 24592
(Address of principal executive offices)
Anastasios Arima
Chief Executive Officer and Managing Director
(980) 237-8900 (telephone)
info@iperionx.com (e-mail)
1092 Confroy Drive,
South Boston, VA 24592
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
None
______________________________________
Number of outstanding shares of each of the issuer’s classes of capital or common stock as of June 30, 2026:
339,384,066 ordinary shares
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
Yes ☐ No ☐

GLOSSARY OF TERMS AND DEFINITIONS
When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

ADSs	American Depositary Shares
ALC	Australian land corporation
AMC	Advanced Manufacturing Center
Apollo Group	Apollo Group Pty Ltd
ARHTM	IperionX proprietary technology for alkaline roasting and hydrolysis
ASIC	Australian Securities and Investments Commission
ASX	Australian Securities Exchange
Atlas or Atlas Project	Mineral, property and infrastructure assets acquired from Covia Solutions LLC on July 1, 2026
Blacksand	Blacksand Technology LLC
CAA	Clean Air Act
CCO	Chief Commercial Officer
CDI	CHESS Depositary Interests
CEO	Chief Executive Officer
CERCLA	Comprehensive Environmental Response, Compensation, and Liability Act
CFI	Conduit foreign income
CFO	Chief Financial Officer
CO2e	Carbon dioxide equivalents
COG	Cut-Off Grade
COO	Chief Operating Officer
CSO	Chief Strategy Officer
CWA	Clean Water Act
DEVCOM	U.S. Army Combat Capabilities Development Command
DFS	Definitive Feasibility Study
DoW	Department of War, also referred to as "Department of Defense", renamed by Executive order 14347, “Restoring the United States Department of War”
DRS	Direct Registration System
DTC	Depository Trust Company
DPA Title III	A provision of the Defense Production Act of 1950 that allows the President to expand the production and supply of critical materials necessary for national defense.
EBITDA	Earnings before interest, taxes, depreciation and amortization
EPA	United States Environmental Protection Agency
EPS	Earnings per share
ERP	Enterprise resource planning
ESA	Endangered Species Act
Exchange Act	U.S. Securities Exchange Act of 1934, as amended
FATA	Foreign Acquisition and Takeovers Act
FIP	Foreign Investment Policy
FIRB	Foreign Investment Review Board
FR	Fixed remuneration
GenXTM	IperionX's next-generation continuous HAMRTM platform
GHGs	Greenhouse gases

Green RutileTM	IperionX proprietary technology for low carbon titanium mineral enrichment
GSDTM	IperionX proprietary technology for the Granulation Sintering DeoxygenationTM process
GVSC	DEVCOM Ground Vehicle Systems Center
Ha	Hectare
HAMRTM	IperionX patented technology for Hydrogen Assisted Metallothermic ReductionTM
HMAPL	Hyperion Metals (Australia) Pty Ltd
HREC	Heavy rare earth concentrate
HSPTTM	IperionX patented technology for hydrogen sintering and phase transformation process
HfO₂	Hafnium Dioxide
IAS	International Accounting Standards
IASB	International Accounting Standards Board
IBAS	U.S. DoW Industrial Base Analysis and Sustainment grant program
IDIQ	Indefinite delivery, indefinite quantity
IFRS	International Financial Reporting Standards
IperionX Limited	“Company” or “IperionX”, “Consolidated Entity” or “Group”
IP	Intellectual property
IPF	Industrial Pilot Facility in West Valley City, Utah
IRR	internal rate of return
IRS Code	Internal Revenue Code of 1986, as amended
JLTV	Joint Light Tactical Vehicle
JORC Code	Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves
kg	kilogram
KMP	Key Management Personnel
KPI	Key performance indicators
LOM	Life of mine
LTI	Long-term incentives
LTIP	Long-term incentive plan
m	meter
m3	cubic meter
Mt	Million metric tons
N/A	Not applicable
Nasdaq	Nasdaq Capital Market
NEDs	Non-Executive Directors
NEPA	National Environmental Policy Act
NPV	Net Present Value
NPV8	Net Present Value at an 8% discount rate
Ordinary Shares	Common shares, equity instruments that give shareholders voting rights and potential dividends
PCAOB	Public Company Accounting Oversight Board
Performance Rights	Equity awards requiring achievement of relevant performance conditions
Performance Shares	Contingent stock awards that are vesting based on performance metrics
PFIC	Passive foreign investment company
QEF	Qualified Electing Fund
QP	Qualified Person
QEMSCAN	Quantitative Evaluation of Materials by Scanning Electron Microscopy
R&D	Research and development
RCRA	Resource Conservation and Recovery Act

REE	Rare earth elements
REO	Rare earth oxide
ROM	Run of mine
RSUs	Restricted stock units
Regulation FD	Regulation Fair Disclosure
SAE	Society of Automotive Engineers
SBIR	Small Business Innovation Research
SDWA	Safe Drinking Water Act
SEC	Securities and Exchange Commission
Securities Act	U.S. Securities Act of 1933
S-K 1300	Regulation S-K, Subpart 1300, under the Securities Act of 1933, as amended
SPCC plans	Spill prevention, control and countermeasure plans
STI	Short term incentives
TBOC	Texas Business Organizations Code
Technologies	IperionX's collection of patents to certain titanium and metal alloy production technologies
THM	Total heavy mineral(s)
THRMTM	IperionX patented technology for Thermo-Hydrogen Refinement of MicrostructureTM
TiCl4	Titanium tetrachloride
TiO2	Titanium dioxide
TiH2	Titanium hydride
Ti-6Al-4V	Grade 5 titanium alloy
Titan Project	Titan Critical Minerals Project in Tennessee
tpa	Metric tons per annum
tph	Metric tons per hour
TPF	Titanium Production Facility
TREO	Total rare earth oxides
Treaty	the Convention between the Government of the United States of America and the Government of Australia for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, as amended
TZMI	TZ Minerals International Pty Ltd
UL	Underwriters Laboratories
U.S.	United States of America
USACE	U.S. Army Corps of Engineers
U.S. GAAP	U.S. generally accepted accounting principles
UIC	Underground Injection Control
Unlisted Options	Unquoted incentive options
VWAP	Volume-weighted average price
WA	Weighted average
ZrO2	Zirconium Dioxide

INTRODUCTION
IperionX is an American-focused titanium metal and critical materials company building two mutually reinforcing growth platforms: a circular, low-cost titanium metal and advanced manufacturing business in Virginia, and a large-scale domestic critical-minerals platform in Tennessee. Together, they create a pathway from recycled titanium scrap and U.S. mineral feedstocks to high-performance titanium powder, mill products and finished components. The ambition is broader than re-shoring an existing supply chain. By breaking the cost and manufacturing constraints that have held titanium back for more than 80 years, IperionX aims to expand the market for one of the world’s best structural metals.
At the core of the titanium platform are IperionX’s patented HAMR™ refining technology and HSPT™ and Thermo-Hydrogen Refinement of Microstructure™ (THRM™) product technologies. Together, they bypass major parts of the conventional Kroll, melt-remelt and hot-working route, enabling fewer process steps, higher material utilization, lower energy intensity and a structurally lower projected cost base. The Atlas-Titan platform adds a future domestic source of titanium minerals, heavy rare earths and zircon, creating both standalone critical-minerals value and long-term vertical-integration potential.
Fiscal year 2026 marked IperionX’s transition from technology development and commissioning into commercial operations and production ramp-up. The Virginia Titanium Manufacturing Campus is now operating on a 24/7 production schedule, downstream component-manufacturing capacity is expanding and the focus has shifted to throughput, reliability, product qualification and revenue conversion.
A new American titanium platform is now operating
Titanium combines an exceptional strength-to-weight ratio with corrosion resistance and high-temperature performance, making it essential to defense, aerospace and advanced manufacturing.
The U.S. no longer has commercial titanium sponge production and remains dependent on imports for a metal critical to national security and industrial resilience. China and Russia together control approximately 80% of global titanium sponge production capacity, concentrating a strategically important supply chain outside the U.S.
IperionX is building a domestic alternative that can transform U.S. titanium scrap - and, over time, U.S. mineral feedstocks - into high-quality powder and finished titanium products. This integration creates greater control across feedstock, metal production, product manufacturing and recycling, while reducing the number of vulnerable links in the conventional supply chain.
Technology demonstrated; industrial execution now drives progress
HAMR™ powder production has consistently met or exceeded Grade 5 quality parameters, and Virginia operations transitioned to a 24/7 schedule during fiscal year 2026. IperionX is targeting an annualized titanium powder production run rate of approximately 200 tpa by the end of calendar year 2026, subject to completion of ramp-up and operating optimization. The operating priority is to translate demonstrated capability into reliable, repeatable and increasingly efficient production.
Capturing more value: from powder to finished products
The commissioned SACMI powder metallurgy press triples existing powder metallurgy capacity and materially expands component complexity and repeatability. Additional HSPT™ furnace capacity is being installed to increase downstream throughput and support customer qualification, low-rate initial production and higher-volume manufacturing. This downstream capacity is central to IperionX’s strategy of converting low-cost powder into higher-value products and deeper customer relationships.
The aggregate market value of the registrant's voting and non-voting shares held by non-affiliates of the registrant on December 31, 2025, the last business day of the registrant's most recently completed second fiscal quarter was approximately US$1.00 billion (assuming that the registrant's only affiliates are its officers, directors and non-institutional 10% shareholders) based upon the closing market price on that date of A$5.60 per ordinary share as reported on the Australian Securities Exchange, the principal market for the Company’s ordinary shares.

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
Unless otherwise indicated, all references to “A$” are to Australian dollars, and all references to “US$” and “$” are to U.S. dollars. Our financial statements are presented in U.S. dollars which is the Company’s presentation currency. This annual report on Form 20-F contains references to U.S. dollars where the underlying transaction or event was denominated in U.S. dollars. This annual report on Form 20-F contains forward-looking statements that involve risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”
CAUTIONARY NOTE TO UNITED STATES INVESTORS
We are subject to the reporting requirements of the applicable U.S. and Australian securities laws, and as a result we will report any mineral reserves and mineral resources as required by both of these standards. As an Australian listed public company, we are required to report in Australia any estimates of mineral resources and mineral reserves in terms of “Measured, Indicated and Inferred” Mineral Resources and “Proved and Probable” Ore Reserves in compliance with the JORC 2012, Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves. The JORC Code was prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia. These defined terms contained within the JORC Code differ in some respects from the definitions under the U.S. Securities Act of 1933, as amended, including in Regulation S-K 1300.
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
All forward-looking statements reflect our beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on management’s expectations regarding future activities, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, known and unknown, that contribute to the possibility that the predictions, forecasts, projections or other forward-looking statements will not occur. Although we have attempted to identify important factors that could cause actual results to differ materially from those described in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Except as otherwise required by the securities laws of the U.S. and Australia, we disclaim any obligation to subsequently revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events. We qualify all the forward-looking statements contained in this annual report on Form 20-F by the foregoing cautionary statements.
PRESENTATION OF FINANCIAL INFORMATION
Our fiscal year ends on June 30. We designate our fiscal year by the year in which that fiscal year ends; for example, fiscal 2026 refers to our fiscal year ended June 30, 2026.
Unless otherwise indicated, the consolidated financial statements and related notes included in this annual report are presented in U.S. dollars and have been prepared in accordance with IFRS as issued by the IASB which differ in certain significant respects from generally accepted accounting principles in the U.S., or U.S. GAAP. As a result, our financial statements may not be comparable to the financial statements of U.S. companies. Because the U.S. SEC has adopted rules to accept financial statements prepared in accordance with IFRS as issued by the IASB without reconciliation to U.S. GAAP from foreign private issuers such as us, we will not be providing a description of the principal differences between U.S. GAAP and IFRS.
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
QUALIFIED PERSON
Unless otherwise indicated, the disclosure of exploration results, mineral resources and mineral reserves included in this annual report is based on, and accurately reflects, information and supporting documentation prepared, reviewed and approved by the following Qualified Persons, each of whom is a qualified person as defined in S-K 1300 and none of whom is affiliated with the Company:
Marshall Miller & Associates, Inc., with respect to Mineral Resource and Mineral Reserve estimates, mine planning, and mining cost estimation, and acting as study integrator for the Titan Definitive Feasibility Study;
Karst Geo Solutions, LLC, with respect to Exploration Results;
Etienne Raffaillac at Mineral Technologies Pty Ltd, with respect to mineral processing and metallurgical testing; and
Primero Group Americas Inc., with respect to non-process infrastructure, related cost estimates, and financial model integration.
Each qualified person has consented to the inclusion of the matters based on their information in the form and context in which it appears in this annual report.
COMPETENT PERSONS STATEMENT
As required by Australian securities laws and the ASX Listing Rules, we hereby notify Australian investors that the information in this annual report that relates to Exploration Results and Mineral Resources was extracted from our ASX announcement dated June 4, 2026 which is available to view on the Company’s website at www.iperionx.com. We confirm to Australian investors that (a) we are not aware of any new information or data that materially affect the information included in the original ASX announcement; (b) all material assumptions and technical parameters underpinning the Mineral Resource estimate included in the original ASX announcement continue to apply and have not materially changed; and (c) the form and context in which the relevant Competent Persons’ findings are presented in this annual report have not been materially changed from the original ASX announcement. “Competent Person” under the Australian rules is a minerals industry professional who is a Member or Fellow of The Australasian Institute of Mining and Metallurgy, or of the Australian Institute of Geoscientists, or of a “Recognized Professional Organization”, as included in a list available on the JORC and ASX websites.
PART I.
ITEM 1    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3    KEY INFORMATION
A.[Reserved]
B.Capitalization and Indebtedness
Not applicable.
C.Reasons for the Offer and Use of Proceeds
Not applicable.

D.Risk Factors
You should carefully consider the risks described below, together with all of the other information in this annual report on Form 20-F. The risks described below are not the only risks we face. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business. If any of these risks occurs, our business, financial condition, results of operations and prospects could be materially adversely affected, and the market price of our ADSs could decline. You could lose all or part of your investment.
Index of Risk Factors
The following is a summary of the principal risks described in this section. This summary does not contain all of the information that may be important to you and should be read together with the more detailed risk factors that follow.
Risks Related to Our Business
•We have a history of financial losses, expect to incur continuing losses as we increase and expand commercial production, and may not achieve or sustain profitability.
•Our continued growth depends on our ability to scale commercial titanium metal production and commercialize our closed-loop titanium production processes.
•Our ability to generate significant revenue depends on successful customer qualification and approval processes, which may be lengthy, costly and uncertain.
•Certain production plans may depend on a limited number of suppliers for certain specialized equipment, replacement parts, raw materials and services.
•Unanticipated costs or delays associated with the commercialization of our titanium metal technologies may materially and adversely affect our financial condition or results of operations.
•If our titanium metal products fail to perform as expected in our customers’ desired applications, our ability to develop, market and sell our products could be adversely affected.
•If we fail to accurately predict our manufacturing requirements and timelines, we could incur additional costs or experience delays.
•We may be adversely affected by fluctuations in demand for, and prices of, titanium metal and products.
•The success of our business will depend on the growth of existing and emerging uses for titanium.
•If we are unable to protect our rights to the Technologies, our business and competitive position could be adversely affected.
•Changes in international trade policies, tariffs, sanctions, export controls and domestic sourcing requirements may adversely affect our business.
•Changes in the U.S. political environment and federal policies, including changes in research grant funding policy or the potential critical materials designation of titanium metal may adversely affect our financial condition and results of operations.
•Certain assets used in the Titanium Production Facility and Advanced Manufacturing Center are acquired with federal government funds. The U.S. government holds the title with respect to such assets.
•Our mineral resource and reserve estimates are uncertain and may prove inaccurate.
•The Titan Project may not achieve the operating, capital cost, production or economic assumptions in the DFS.
•We face operational risks related to minerals extraction, exploration and site construction.
•Climate change may adversely affect our business operations.
•Cybersecurity incidents affecting our information technology or operational technology systems could disrupt operations.
•Our use of artificial intelligence and data-driven technologies may expose us to operational, cybersecurity, legal and reputational risks.
•We depend on key management employees.

•Our success depends in part on relationships with local communities and other stakeholders.
•Our business could be adversely affected if our reputation is harmed.
•We may not realize the anticipated benefits of the Atlas acquisition and may face integration, permitting, environmental, reclamation and legacy-liability risks.
•Our mineral properties may be subject to defects in title.
•Our directors and officers may have conflicts of interest.
•Lawsuits or adverse rulings could adversely affect our business, liquidity or securities price.
Risks Related to Regulatory and Industry Matters
•We have incurred increased costs and become subject to additional regulations and requirements as a result of being a large accelerated filer, which could have a material adverse effect on our business, financial condition, and results of operations, and make it more difficult to run our business or divert management’s attention from our business.
•We will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act.
•The acquired Camden properties and plant may involve permitting, environmental, reclamation and legacy-liability risks.
•We will be required to obtain and renew governmental permits in order to achieve our business plans, a process that is often costly and time-consuming.
•Compliance with environmental regulations and litigation based on environmental regulations could require significant expenditures.
•Mineral and metal prices are subject to unpredictable fluctuations.
•We are subject to risks associated with currency fluctuations, and changes in foreign currency exchange rates could impact our results of operations.
•We have had material weaknesses in internal control over financial reporting in the past and may identify additional material weaknesses in the future.
Risks Related to Our ADSs
•An active trading market for the ADSs may not develop or be sustained, and the ADS trading price may be volatile.
•ADS holders are not shareholders and have rights that differ from holders of ordinary shares.
•Distributions on ADSs may be delayed, reduced or impractical in certain circumstances.
•Holders of ADSs may have difficulty effecting service of process in the U.S. or enforcing U.S. judgments.
•ADS holders may not be entitled to a jury trial for claims arising under the deposit agreement.
•The dual listing of our ordinary shares and ADSs may adversely affect liquidity and value.
•Currency fluctuations may affect the ADS price relative to the price of our ordinary shares.
•As a foreign private issuer, we may follow certain home-country corporate governance practices rather than Nasdaq requirements applicable to domestic issuers.
•As a foreign private issuer, we may file less information with the SEC than a domestic issuer.
•Operating as a company whose ADSs are publicly traded in the U.S. increases our costs and compliance burden.
•We do not anticipate paying dividends in the foreseeable future.
•Lack of analyst coverage or adverse analyst reports could adversely affect the market price and trading volume of our securities.
•Transfers of ADSs may be subject to limitations.
•The deposit agreement may be amended or terminated without prior ADS-holder consent.
•ADS holders have limited recourse if we or the depositary fail to meet obligations under the deposit agreement.

•Our Constitution and Australian laws may affect our ability to take actions that could benefit shareholders.
•Failure to maintain effective internal controls could impair our financial reporting and compliance.
•We may be, or may become, a passive foreign investment company, which could result in adverse U.S. federal income tax consequences for U.S. investors.
Risks Related to Proposed Redomiciliation
•The proposed redomiciliation may not be completed on the anticipated timeline, or at all.
•The proposed redomiciliation may result in adverse tax consequences for the Company or shareholders.
•Following the redomiciliation, we will no longer qualify as a foreign private issuer and will be subject to U.S. domestic issuer reporting, governance and compliance requirements.
•If the redomiciliation is completed, shareholder rights will change and may be less favorable in certain respects than current shareholder rights.
•Even if the redomiciliation is not completed, we may lose foreign private issuer status and become subject to U.S. domestic issuer reporting obligations.
Risks Related to Our Business
We have a history of financial losses, expect to incur continuing losses as we increase and expand commercial production, and may not achieve or sustain profitability.
We incurred net losses of $66.8 million and $35.3 million for fiscal 2026 and fiscal 2025, respectively. We incurred net cash outflows from operating and investing activities of $63.5 million and $46.1 million for fiscal 2026 and fiscal 2025, respectively. We expect to continue to incur net losses and negative cash flows as we increase commercial-scale titanium metal production. At June 30, 2026, we had cash and cash equivalents of $35.2 million and net assets of $88.3 million. We may not achieve profitability on the timeline we currently anticipate, if at all, and any profitability that we do achieve may not be sustained.
Our business strategy requires substantial additional capital. We expect to require financing to expand our titanium metal production capacity and, if a decision is made to proceed, to develop the Titan Project. Although we completed a definitive feasibility study for the Titan Project during fiscal 2026 and announced proven and probable reserves, we remain in the exploration phase because we have not secured the financing required for mine development and have not made a decision to proceed. Completion of the definitive feasibility study and the declaration of proven and probable reserves do not require, imply or ensure that the Titan Project will be developed or placed into commercial production. We continue to rely on capital markets as a significant source of financing for our capital and operating requirements and will require substantial additional capital for future expansion and any development of the Titan Project. Our ability to obtain financing will depend in part on prevailing capital-market conditions, including inflation, interest rates, banking-sector stress and adverse economic conditions, our business performance, project economics, commodity prices, regulatory developments, volatility in our securities, governmental support and other factors beyond our control. Financing may not be available when required, in sufficient amounts or on acceptable terms. If adequate financing is not available, we may be required to delay, reduce the scope of or discontinue future activities or relinquish rights to certain interests.
Although our financial statements for the year ended June 30, 2026 were prepared on a going-concern basis, failure to obtain additional funding on a timely basis could materially and adversely affect our expansion plans, results of operations, cash flows, and financial condition or prospects.
Our continued growth depends on our ability to complete the scale-up of our commercial titanium metal production capacity and failure to commercially scale our closed-loop titanium production processes could materially adversely affect our growth projections.
Sustained growth depends on our ability to complete the scale-up of our titanium metal production capacity. Events that could impede production include: an adverse event at a production facility; delays in procuring necessary processing equipment; and difficulties hiring and training qualified employees. If we do not reach and maintain expected production rates, including anticipated throughput, recoveries, uptimes, yields, or any combination thereof, within expected time frames or at all, we may be unable to build a sustainable or profitable metals technology business as currently expected or at all.

In August 2024, we announced that we had successfully commissioned our HAMRTM furnace, marking the first titanium de-oxygenation product run at our Virginia facility. Despite this milestone, we may experience difficulty scaling our production processes at new or existing facilities to a level sufficient to generate meaningful revenue. Contributing factors may include difficulties hiring and training personnel, implementing or requalifying production processes, achieving repeatable processes and required yields, managing impurities or equipment and facility defects, completing construction and infrastructure work, and upgrading or expanding facilities or process technologies. Delays in scaling production could delay product deliveries, result in lost customers or sales, increase indemnification or production costs, prevent timely recovery of our investments and otherwise adversely affect our business and results of operations.
Our ability to generate significant revenue depends on successful customer qualification and approval processes, which may be lengthy, costly and uncertain.
Our titanium powders, near-net-shape components, forged products and other titanium products are intended for use in performance-sensitive applications, including aerospace, defense, consumer electronics, medical, automotive and industrial applications. Customers in these markets may require extensive qualification, testing, validation, certification and quality assurance procedures before approving our products, production processes or facilities for production volumes.
These processes may include sample production runs, product and process testing, customer audits, first article inspections, satisfaction of traceability requirements and extended evaluation periods. Qualification requirements may differ among customers and applications and may change over time. Qualification of a product or process by one customer does not assure qualification by another customer or for another application, and qualification does not assure that a customer will place orders or purchase anticipated volumes.
Delays in qualification, failure to satisfy customer specifications, changes in customer requirements or product redesigns could delay revenue, increase our costs, limit customer adoption, require additional capital investment or cause customers to obtain products from competitors. Any of these events could materially adversely affect our business, financial condition, results of operations and prospects.
Certain production plans may depend on a limited number of suppliers for certain specialized equipment, replacement parts, raw materials and services.
Our manufacturing and expansion activities require specialized furnaces, manufacturing equipment, automation and control systems, replacement parts, consumables, titanium feedstocks, alloying inputs and engineering and construction services. Certain items or services may be available from only one supplier or a limited number of qualified suppliers and may be subject to long lead times.
Supply disruptions, quality deficiencies, component shortages, transportation interruptions, vendor financial distress, labor disruptions, natural disasters, geopolitical developments, tariffs, sanctions, export controls or other trade restrictions could delay production or expansion and increase our costs. Alternative suppliers or substitute materials may not be available on acceptable terms, within required time frames, or at all, and changes in suppliers or inputs may require additional testing or customer requalification.
Any significant disruption in our supply chain could adversely affect production schedules, customer deliveries, margins, expansion plans and financial results.
Unanticipated costs or delays associated with the commercialization of our titanium metal technologies may materially and adversely affect our financial condition or results of operations.
The full commercialization and scale-up of the Technologies will require substantial resources and capital expenditures. The amount and timing of expenditures will depend on our ability to procure or repair equipment, obtain and maintain permits, implement consultants’ recommendations, negotiate and perform equipment, construction, labor, sales, offtake and strategic-partner arrangements, manage planned and unplanned shutdowns, address contractor disputes and respond to inflation, supply-chain disruption, public-health events, geopolitical conflict and other factors beyond our control. Many of these activities require significant lead times and must be advanced concurrently. Unanticipated costs or delays could materially and adversely affect our financial condition or results of operations and require additional capital.
If our titanium metal products fail to perform as expected in our customers’ desired applications, our ability to develop, market and sell our products could be adversely affected.
Our products and manufacturing processes may contain defects in design and manufacture that may cause them to not perform as expected in customer applications, or may fail to satisfy applicable specifications, standards or qualification requirements. Because our commercial operating history is limited, we have a limited basis from which to evaluate long-term product and process performance at increased production volumes. In addition, we may not identify defects or nonconformities before delivery. Product or process failures could result in rework, scrap, replacement, reclass, warranty or indemnification claims, delayed or terminated orders, loss of customer approvals, additional testing and qualification costs, litigation, regulatory action or reputational harm. Any of these consequences could adversely affect our business, prospects and results of operations.
We may be unable to adequately control the costs associated with continued expansion of our titanium metal production capacity.
We require significant capital to develop and grow our business, and expect to incur significant expenses for research and development, raw materials, labor, equipment, utilities, maintenance, leases, quality systems, sales and distribution. Our ability to become profitable will depend on successfully marketing and selling our titanium metal products while achieving targeted production rates, yields and unit costs. If we are unable to design, manufacture, market, sell and distribute our products cost-effectively, our margins, profitability and prospects could be materially and adversely affected.
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
We have limited operating history at commercial scale and limited historical information with which to forecast demand, production requirements, product mix, inventory levels and delivery timing. If demand is below forecast, we may incur excess capacity, unrecovered fixed costs or excess and obsolete inventory. If demand exceeds forecast or product mix differs from our assumptions, we may be unable to obtain inputs, add capacity or meet customer delivery schedules.
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
If we are unable to protect our rights to the Technologies, our business and competitive position could be adversely affected.
We rely on licenses, patents, trademarks, trade secrets, confidentiality obligations and other contractual protections to establish, maintain and enforce our rights in the Technologies and other intellectual property. These measures may not prevent third parties from copying, misappropriating or independently developing similar technologies. Monitoring and enforcing our rights may be difficult and costly, particularly outside the U.S., and may divert management’s attention. Failure to adequately protect these rights could harm our competitive position, business, results of operations and financial condition.
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
Patent, trademark and trade secret laws vary significantly throughout the world. A number of foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S. Therefore, our intellectual property rights may not be as strong or as easily enforced outside of the U.S. and efforts to protect against the unauthorized use of our intellectual property rights, Technology and other proprietary rights may be more expensive and difficult outside of the U.S. Failure to adequately protect our intellectual property rights could result in our competitors using our intellectual property to offer products, potentially resulting in the loss of some of our competitive advantage and a decrease in our revenue which would adversely affect our business, prospects, financial condition and operating results.
Changes in international trade policies, tariffs, sanctions, export controls and domestic sourcing requirements may adversely affect our business.
Our operations, supply chain, customers and competitive position may be affected by changes in tariffs, import or export restrictions, sanctions, export controls, government procurement rules, domestic content requirements and other trade or industrial policies. These measures may affect the cost or availability of equipment, parts, feedstocks and other inputs, restrict access to customers or markets, alter competitive conditions or require changes to our sourcing and contracting arrangements. Trade measures may be adopted, withdrawn or modified with limited notice and may prompt retaliatory actions. Any of these developments could increase costs, delay expansion or production, reduce demand for our products or otherwise adversely affect our business and results of operations.
Changes in the U.S. political environment and federal policies, including changes in research grant funding policy or the potential critical materials designation of titanium metal may adversely affect our financial condition and results of operations.
Our business, growth strategy and commercialization activities may be affected by changes in the political, regulatory and funding environment in the U.S. We currently participate in, and may seek to benefit from, government programs, grants, contracts and other forms of public-sector support that are designed to strengthen domestic critical mineral and advanced manufacturing supply chains. Such programs are subject to evolving government priorities, legislative and budgetary processes, appropriations, administrative discretion, compliance requirements and performance milestones.
Changes in government policy, including modifications to research and development funding programs, procurement preferences, domestic manufacturing initiatives, critical materials designations, trade policies or industrial strategy objectives, could reduce the availability of funding, delay project implementation, alter eligibility requirements or otherwise diminish the benefits available to us. In addition, government awards and funding arrangements are often subject to audit, repayment, suspension, termination or other conditions that may be outside our control.
Any material reduction, delay, restructuring or cancellation of government support programs, or changes in the treatment of titanium metal or related products under federal policy frameworks, could adversely affect our business, growth prospects, financial condition and results of operations.
Certain assets used in the Titanium Production Facility and Advanced Manufacturing Center are acquired with federal government funds. The U.S. government holds the title with respect to such assets.
Our operations, particularly the Titanium Production Facility (TPF), and Advanced Manufacturing Center (AMC) rely on federal funds for the acquisition of certain assets, including equipment and real property. See “Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Funding Requirements and Capital Expenditures.” Under the terms of this funding arrangement, title to all equipment and real property acquired with federal funds vests with the U.S. government. The U.S. government can elect to, but is not obliged to, transfer such title to all or a portion of the equipment or real property to the Company at the end of the agreement, if the Company’s performance is satisfactory and subject to other conditions. This arrangement presents several risks to our business:
•Loss of Use of Certain Assets: Because the title to these assets is held by the U.S. government, we do not have full control over them. Any changes in government policy or a decision by the U.S. government not to transfer title of some or all of these assets to the Company at the end of the agreement could adversely affect our operations. If the U.S. government were to exercise its rights to reclaim these assets, we might be unable to continue operating the TPF or AMC effectively.

•Operational Disruptions: Some of the assets acquired with federal funds are integral to the operation of the TPF and AMC. If we are required to relinquish these assets to the U.S. government, it could jeopardize our ability to operate the facility. This could lead to operational disruptions, increased costs, and potential loss of revenue.
•Dependency on Federal Funding: Our reliance on federal funds for acquiring certain assets makes us dependent on continued government support. Any reduction in federal funding or changes in the terms of funding could impact our ability to acquire or operate certain assets in the future, thereby affecting our operational capabilities and financial performance. In addition, the DPA Title III and IBAS awards are reimbursable programs under which IperionX generally incurs eligible expenditure and subsequently seeks reimbursement following claim review and approval. This creates timing differences between program expenditures and associated cash receipts.
•Regulatory and Compliance Risks: The use of federal funds subjects us to additional regulatory and compliance requirements. Any failure to comply with these requirements could result in penalties, loss of funding, or other adverse consequences that could negatively impact our business operations.
Our mineral resources and reserve estimates are based on assumptions and interpretations that may prove to be inaccurate.
Although proven and probable reserves have been estimated on the DFS for the Titan Project, reserve estimates are inherently uncertain and depend on geological interpretation, drilling and sampling, metallurgical performance, commodity-price assumptions, operating and capital costs, recovery factors, modifying factors, permitting, environmental requirements and other judgments. There can be no assurance that the reserves disclosed in the DFS will ultimately be economically extracted.
Actual production results may differ materially from reserve estimates. Reserve estimates may require revision based on additional drilling, changes in economic conditions, changes in commodity prices, actual mining experience, metallurgical performance, permitting requirements, inflationary pressures, operating costs or other factors.
Any material reduction in reserve estimates, project economics or mine life could adversely affect the value of the Titan Project and our future financial condition and operating results.
The Titan Project may not achieve the operating, capital cost, production or economic assumptions contained in the Definitive Feasibility Study.
The Titan Project DFS includes estimates and assumptions relating to capital expenditures, operating costs, mining rates, processing recoveries, production rates, commodity prices, infrastructure development, permitting, labor availability, power costs, construction schedules. These assumptions are subject to significant uncertainty and may prove to be inaccurate. These assumptions were considered reasonable when the study was prepared; however, actual conditions may differ materially as market, financing, operating, regulatory and economic conditions evolve.
Actual project development costs may exceed estimates, construction schedules may be delayed and recovery rates, grades, operating costs and production levels may differ from expectations. Inflation, supply constraints, design changes, market conditions and regulatory requirements may adversely affect project economics.
If the assumptions used in the DFS prove to be incorrect or are not realized, the economic returns, project value and expected cash flows from the Titan Project could be materially lower than anticipated, and we may decide not to proceed with, or may suspend or discontinue development of the Titan Project.
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
Cybersecurity incidents affecting our information technology and operational technology systems could disrupt manufacturing operations and result in significant losses.
Our business depends on information technology systems and, increasingly, interconnected manufacturing equipment, industrial control systems, automation platforms, production planning systems and other operational technology systems. These systems may be vulnerable to cyberattacks, ransomware, malware, social engineering, insider threats, software or hardware vulnerabilities, supply chain compromises, unauthorized access, human error, equipment failure and other disruptions.
A cybersecurity incident could interrupt production, impair safety systems, alter process parameters, compromise product quality or traceability, delay customer deliveries, result in the loss of intellectual property or confidential information, or require us to suspend operations. Incidents affecting our suppliers, contractors, customers or service providers could have similar effects. We may not detect an incident promptly or accurately assess its scope and consequences.
Prevention, detection, response, remediation, business interruption, litigation, regulatory investigation and reputational costs could be significant. Our insurance may not cover all losses. Any material cybersecurity incident could adversely affect our business, financial condition, results of operations and reputation.
Our use of artificial intelligence and other data-driven technologies may expose us to operational, cybersecurity, legal and reputational risks.
We may use artificial intelligence, machine learning and advanced analytical tools in engineering, product development, manufacturing, quality control, production planning, procurement, forecasting, cybersecurity, finance and other business functions. Outputs from these tools may be inaccurate, incomplete, biased or unreliable and may lead to flawed decisions, operational disruption, product or quality issues, noncompliance or reputational harm.
The use of these technologies may also create or increase risks involving confidential information, intellectual property ownership and infringement, data privacy, record retention, cybersecurity, internal controls and third-party service providers. Threat actors may use artificial intelligence to enhance phishing, fraud, impersonation, malware and other attacks against us or our business partners. Laws, rules and standards governing artificial intelligence continue to evolve and may increase compliance costs or restrict uses of these technologies.
If we fail to implement appropriate governance, validation, access controls, monitoring and human oversight, or if these technologies do not perform as intended, our business, financial condition, results of operations and reputation could be adversely affected.
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
We may not realize the anticipated benefits of the Atlas acquisition and may face integration, permitting, environmental, reclamation and legacy-liability risks.
On July 1, 2026, we completed the acquisition of additional mineral properties, leases, a plant and related infrastructure from Covia Solutions, LLC (the Atlas Project). The anticipated benefits of the transaction are subject to significant risks and uncertainties. We may encounter difficulties integrating the acquired assets, realizing anticipated operational efficiencies, achieving expected economic returns or using the acquired assets as currently planned. The acquisition may also divert management attention, increase the complexity of our business and expose us to liabilities associated with the acquired assets. If we cannot successfully integrate and use the assets or realize the anticipated benefits, our business, financial condition, results of operations, and cash flows could be adversely affected.
The acquired assets may require greater-than-expected capital expenditures, maintenance, permitting, environmental compliance, staffing, infrastructure improvements or operating costs. Geological, metallurgical, technical, environmental, title, operational, permitting or regulatory matters may differ from our expectations. Historical operations may also expose us to known or unknown environmental, reclamation, contractual, tax or other liabilities.
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
We intend to hire additional accounting and finance personnel with expertise in compliance with the Sarbanes-Oxley Act. We may be unable to locate and hire qualified professionals with requisite technical and public company experience when and as needed. In addition, new employees will require time and training to learn our business and operating processes and procedures. If we are unable to recruit and retain additional finance personnel or if our finance and accounting team is unable for any reason to respond adequately to the increased demands that will result from being a public company, the quality and timeliness of our financial reporting may suffer, which could result in the identification of material weaknesses in our internal controls. Any consequences resulting from inaccuracies or delays in our reported financial statements could cause our stock price to decline and could harm our business, financial condition, and results of operations.
We will be subject to significant governmental regulations, including the U.S. Federal Mine Safety and Health Act.
Minerals extraction activities in the U.S. are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations, including mine safety, toxic substances and other matters. The costs associated with compliance with such laws and regulations are substantial. In addition, changes in such laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities, could result in unanticipated capital expenditures, expenses or restrictions on or suspensions of our operations and delays in the development of our properties.
The acquired Camden properties and plant may involve permitting, environmental, reclamation and legacy-liability risks that were not identified before the acquisition.
Our ownership and use of the acquired properties may require new, transferred, modified or renewed permits and may subject us to environmental, reclamation and operational obligations. Conditions resulting from historical activities, including activities conducted before our ownership, may require investigation, remediation or other expenditures. Contractual protections or rights of recovery from sellers or other parties may be unavailable, insufficient or difficult to enforce. These matters could delay planned activities, increase costs, restrict use of the acquired assets or result in liabilities.
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
Environmental regulations mandate, among other things, the maintenance of air and water quality standards, land development and land reclamation, and set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. In connection with our current business activities, we may incur environmental costs that could have a material adverse effect on financial condition and results of operations. Any failure to remedy an environmental problem could require us to suspend operations or enter into interim compliance measures pending completion of the required remedy. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of prior and current operations, including operations conducted by other extraction companies many years ago at sites located on properties that we currently own or formerly owned. We cannot assure you that any such law, regulation, enforcement or private claim would not have a material adverse effect on our financial condition, results of operations or cash flows. If we violate or fail to comply with applicable environmental laws and regulations, we could be subject to penalties, restrictions on operations or other sanctions. Such liability could materially adversely affect our reputation, business, results of operations and financial condition.
Mineral and metal prices are subject to unpredictable fluctuations.
We expect our future revenues, if any, to be derived from the production and sale of titanium and titanium products and also in part from the extraction and sale of critical minerals including titanium, rare earth elements, and zircon-containing minerals. The price of such minerals and metals may fluctuate widely and is affected by numerous factors beyond our control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities, increased production due to new extraction developments and improved extraction and production methods and technological changes in the markets for the end products. The effect of these factors on metals prices, and therefore the economic viability of any of our exploration properties, cannot accurately be predicted. Additionally, new production of critical minerals including titanium, rare earth elements, and zircon from current or new competitors in the critical minerals markets could adversely affect prices. In recent years, new and existing competitors have increased the supply of certain critical minerals including titanium, rare earth elements, and zircon, which may have negatively affected their prices. Further production increases could negatively affect prices. We cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational.
The economic assumptions underlying the DFS may rely in part on revenues from rare earth minerals, zircon and other by-products. If market prices decline, recoveries are lower than expected, or downstream processing capacity is unavailable, project economics may be materially adversely affected.
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
We have had material weaknesses in internal control over financial reporting in the past and may identify additional material weaknesses in the future.
A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. Management assessed, and our independent registered public accounting firm audited, our internal control over financial reporting for the year ended June 30, 2026 and concluded that it was effective. See “Part II, Item 15. Controls and Procedures.” There can be no assurance that additional deficiencies or material weaknesses will not be identified or that any future material weakness will be remediated on a timely basis.
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
We listed the ADSs on Nasdaq in June 2022. However, a liquid public market in the U.S. for your ADSs may not develop or be sustained, which means you may experience a decrease in the value of the ADSs regardless of our operating performance. In addition, the market price of the ADSs may be highly volatile and subject to wide fluctuations. For instance, during fiscal 2026, the closing price of our ADSs ranged from $21.98 to $60.11. We cannot assure you that the market price of the ADSs will not fluctuate or decline significantly in the future. Some specific factors that could adversely affect the price of the ADSs or trading volumes include actual or expected changes in our prospects or operating results; changes in actual or anticipated demand for our products; general economic conditions; and the liquidity of U.S. and Australian trading markets. In the past, following periods of volatility in the market price of a company’s securities, shareholders often instituted securities class action litigation against that company. If we were involved in a class action suit, it could divert the attention of senior management and, if adversely determined, could have a material adverse effect on our results of operations and financial condition.
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
Holders of the ADSs may have difficulty in effecting service of process in the U.S. or enforcing judgments obtained in the U.S.
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
Holders of the ADSs may have difficulties enforcing, in actions brought in courts in jurisdictions located outside the U.S., liabilities under U.S. securities laws. In particular, if such a holder sought to bring proceedings in Australia based on U.S. securities laws, the Australian court might consider whether:
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
Certain of our directors and executive officers are residents of countries other than the U.S. Furthermore, a portion of our and their assets are located outside the U.S. As a result, it may not be possible for a holder of our ordinary shares or ADSs to:
•effect service of process within the U.S. upon certain directors and executive officers or on us;
•enforce in U.S. courts judgments obtained against any of our directors and executive officers or us in the U.S. courts in any action, including actions under the civil liability provisions of U.S. securities laws;
•enforce in U.S. courts judgments obtained against any of our directors and senior management or us in courts of jurisdictions outside the U.S. in any action, including actions under the civil liability provisions of U.S. securities laws; or
•bring an action in an Australian court to enforce liabilities against any of our directors and executive officers or us based upon U.S. securities laws.
Holders of our ordinary shares and ADSs may also have difficulties enforcing in courts outside the U.S. judgments obtained in the U.S. courts against any of our directors and executive officers or us, including actions under the civil liability provisions of the U.S. securities laws.
ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.
The deposit agreement governing the ADSs provides that, to the fullest extent permitted by law, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our ordinary shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws. The waiver of jury trial provision applies to all holders of ADSs, including purchasers who acquire the ADSs on the open market. If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the U.S. Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. In addition, New York courts will not enforce a jury trial waiver provision in order to bar a viable setoff or counterclaim sounding in fraud or one which is based upon a creditor’s negligence in failing to liquidate collateral upon a guarantor’s demand, or in the case of an intentional tort claim (as opposed to a contract dispute), none of which we believe are applicable in the case of the deposit agreement or the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.
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
Our ordinary shares are listed on the ASX and the ADSs are listed on Nasdaq. We cannot predict the effect of this dual listing on the value of our ordinary shares and ADSs. However, the dual listing of our ordinary shares and ADSs may dilute the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the U.S. The price of the ADSs could also be adversely affected by trading in our ordinary shares on the ASX.
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
As a foreign private issuer, we are permitted and expect to follow certain home-country corporate governance practices in lieu of certain Nasdaq requirements applicable to domestic issuers.
As a foreign private issuer listed on Nasdaq, we are permitted to follow certain home-country corporate governance practices in lieu of certain Nasdaq practices. Following our home-country corporate governance practices, as opposed to the requirements that would otherwise apply to a U.S. company listed on Nasdaq, may provide less protection than is afforded to investors under the Nasdaq rules applicable to domestic issuers.
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
•Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the preceding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
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
We will incur significant costs as a result of operating as a company whose ADSs are publicly traded in the U.S., and our management is required to devote substantial time to compliance initiatives.
We originally listed the ADSs in the U.S. in June 2022 and, as a result, we expect to incur significant legal, accounting, insurance and other expenses in the future periods that we did not incur prior to listing in the U.S. In addition, the Sarbanes-Oxley Act, Dodd-Frank Wall Street Reform and Consumer Protection Act and related rules implemented by the SEC, have imposed various requirements on public companies including requiring establishment and maintenance of effective disclosure and internal controls. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations increase our legal and financial compliance costs and make some activities more time consuming and costly. These laws and regulations could also make it more difficult and expensive for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our senior management. Furthermore, if we are unable to satisfy our obligations as a public company in the U.S., we could be subject to delisting of the ADSs, fines, sanctions and other regulatory action and potentially civil litigation.
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
As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the U.S. Our Constitution, as well as the Australian Corporations Act, set forth various rights and obligations that are unique to us as an Australian company and which may not apply to a U.S. corporation. These requirements may operate differently than those of many U.S. companies.
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
Based on the composition of our income and assets and the value of our assets, we do not believe that we were a PFIC for the taxable year ended June 30, 2026. Our status in future years will depend on our income, assets, and activities in those years, and there can be no assurance that we will not be classified as a PFIC for future taxable years. However, the proper application of the PFIC rules to a company with a business such as ours is not entirely clear. Because the proper characterization of certain components of our income and assets is not entirely clear and because our PFIC status for any taxable year will depend on the composition of our income and assets and the value of our assets from time to time (which may be determined, in part, by reference to the market price of our shares, which could be volatile), there can be no assurance that we were not a PFIC for the taxable year ended June 30, 2026.
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
Risks Related to Proposed Redomiciliation
The proposed redomiciliation may not be completed on the anticipated timeline, or at all.
On August 3, 2026, we announced that IperionX intends to pursue a redomiciliation to the U.S. through a proposed scheme of arrangement (the “redomiciliation”). If the scheme is implemented, IperionX Limited will become a direct wholly owned subsidiary of IperionX Inc., a newly formed corporation incorporated in the State of Texas (“IperionX US”) solely for the purpose of effecting the change of domicile. Holders of our ordinary shares would receive CHESS Depositary Interests (CDIs) of IperionX US quoted on the ASX, and holders of the ADSs would receive shares of IperionX US common stock listed on the Nasdaq, in each case at the applicable exchange ratio described in the scheme booklet. Implementation of the redomiciliation is subject to the satisfaction or waiver of a number of conditions, including, among others:
•approval of the scheme of arrangement by (i) unless the Federal Court of Australia (the “Court”) orders otherwise, a majority in number (more than 50%) of shareholders present and voting at the scheme meeting (in person or by proxy, corporate representative or attorney) and (ii) at least 75% of the total number of votes cast on the resolution;
•approval of the scheme of arrangement by the Court;
•approval for listing of shares of IperionX US common stock on Nasdaq; and

•approvals, confirmations and waivers from ASX, including approval for official quotation of IperionX US CDIs.
We cannot assure you that these approvals will be obtained or that the other conditions to the redomiciliation will be satisfied or waived, or that the redomiciliation will be completed on the timetable we currently anticipate, or at all. Court dates, the scheme meeting date and the implementation date may be delayed, including as a result of supplementary disclosure, regulatory review or intervening corporate actions. If the requisite conditions are not satisfied or waived, or if the redomiciliation is otherwise abandoned, we will remain incorporated in Australia and will nonetheless have incurred significant transaction costs and substantial diversion of management time and attention, without realizing any of the anticipated benefits of the redomiciliation. The announcement of, or any delay in or abandonment of, the redomiciliation could also adversely affect the trading prices of our ordinary shares and ADSs.
The proposed redomiciliation may result in adverse tax consequences for the Company or our shareholders.
The tax consequences of the proposed redomiciliation are complex and will depend on the structure of the transaction, the jurisdictions involved, future legislative developments and the particular circumstances of individual shareholders.
The transaction may result in taxable events for certain shareholders under U.S., Australian or other tax laws. In addition, tax authorities may disagree with tax positions taken by us or our shareholders in connection with the redomiciliation.
Changes in tax laws, regulations, interpretations or administrative practices in the U.S., Australia or other jurisdictions could result in increased tax liabilities or compliance costs following completion of the redomiciliation.
Prospective and existing investors should consult their own tax advisers regarding the specific tax consequences applicable to their particular circumstances.
Following the redomiciliation, we will no longer qualify as a foreign private issuer, which will require us to comply with the Exchange Act’s domestic reporting regime and U.S. corporate governance requirements and will increase our legal, accounting and compliance costs.
We currently report with the SEC as a foreign private issuer, including by filing annual reports on Form 20-F and furnishing reports on Form 6-K. Upon implementation of the redomiciliation, IperionX Inc., as a Texas corporation, will not qualify as a foreign private issuer and will be required to comply with the reporting and other requirements of the Exchange Act, applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements applicable to foreign private issuers. These include the requirements to file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K on accelerated timelines, to comply with the SEC’s proxy rules in connection with shareholder meetings, and to comply with Regulation FD. Our directors, officers and principal shareholders will become subject to the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act. IperionX US will also be required to comply with Nasdaq corporate governance standards applicable to U.S. domestic issuers, without the ability to rely on home country practice exemptions available to foreign private issuers. In addition, IperionX US will be required to prepare its financial statements in accordance with U.S. GAAP rather than IFRS as issued by the IASB. The regulatory and compliance costs associated with reporting as a U.S. domestic issuer are expected to be higher than the costs we currently incur as a foreign private issuer, and these changes will increase our legal, accounting, insurance and financial compliance costs and may divert management’s attention.
If the redomiciliation is completed, shareholder rights will change as a result of becoming a holder of securities of a Texas corporation, and those rights may be less favorable in certain respects than current shareholder rights.
IperionX Limited is an Australian public company subject to the Australian Corporations Act, and the rights of our shareholders are currently governed by that statute, our constitution and applicable ASX Listing Rules. Following implementation of the redomiciliation, IperionX US will be a corporation incorporated in the State of Texas, and the rights of holders of IperionX US common stock and CDIs will be governed primarily by the Texas Business Organizations Code (TBOC), U.S. federal securities laws and the certificate of formation and bylaws of IperionX US, rather than by the Corporations Act and our current constitution. IperionX US will remain subject to certain provisions of the Corporations Act as a registered foreign company in Australia and to the ASX Listing Rules (subject to waivers granted by ASX) for so long as IperionX US CDIs are quoted on ASX.
There are material differences between the Australian and Texas legal regimes, including with respect to takeover regulation (holders will no longer have the benefit of the takeover protections in Chapter 6 of the Corporations Act, and will instead be subject to the regime under the TBOC, the IperionX US charter documents and U.S. federal law), the ability of shareholders to requisition meetings and propose resolutions, related party transaction approvals, statutory oppression and other minority protection remedies, directors’ duties and shareholder litigation. Certain provisions of the IperionX US certificate of formation and bylaws could also make it more difficult for a third party to acquire IperionX US or for shareholders to influence corporate matters. In addition, the U.S. is generally a more litigious environment than Australia, and shareholders of a Texas corporation may bring direct and class action claims where the applicable requirements are met; any material or costly dispute or litigation could adversely affect our reputation, financial performance or value. As a result of these and other differences, shareholder rights following the redomiciliation may be less favorable in certain respects than those currently in effect.
Even if the proposed redomiciliation is not completed, we may lose our foreign private issuer status as a result of the changes in the U.S. ownership of our securities or other changes in our circumstances, which would require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.
We are required to determine our status as a foreign private issuer annually as of the end of our second fiscal quarter. To maintain that status, either a majority of our outstanding voting securities must be directly or indirectly owned of record by non-U.S. residents or, if more than 50% are owned by U.S. residents, we must satisfy the applicable business-contacts tests concerning the citizenship and residency of our officers and directors, the location of our assets and the principal administration of our business. Changes in the overall U.S. ownership of our securities or in our business contacts could cause us to lose foreign private issuer status even if the proposed redomiciliation is not completed. If we lose that status, we would become subject to the more extensive reporting, governance and compliance requirements applicable to U.S. domestic issuers. Following the redomiciliation, we will no longer qualify as a “foreign private issuer” and will therefore be required to prepare our financial statements under U.S. GAAP rather than IFRS as issued by the IASB. This transition could increase compliance costs, require changes to our systems and controls, divert management attention and result in accelerated reporting deadlines.

ITEM 4.    INFORMATION ON THE COMPANY
A.History and Development of the Company
Our head office is located at 1092 Confroy Drive, South Boston, Virginia 24592, U.S. Our registered office is located at 56 Pitt Street, Level 5, Sydney NSW 2000, Australia. The telephone number of our registered office is +(61) 2-8823-3179.
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
The Securities and Exchange Commission (SEC) maintains an internet site at http://www.sec.gov that contains reports, information statements, and other information regarding issuers that file electronically with the SEC. We also maintain a web site at www.iperionx.com. The information contained on our website or available through our website is not incorporated by reference into and should not be considered a part of this annual report on Form 20-F, and the reference to our website in this annual report on Form 20-F is an inactive textual reference only.
B.Business Overview
Our mission
During the fiscal year ended June 30, 2026, IperionX moved from commissioning into commercial operations and production ramp-up at its Virginia Titanium Manufacturing Campus. The Group’s operational focus is now on reliability, throughput, yield and quality; commissioning additional product-manufacturing capacity; and converting customer programs into repeatable production and revenue.
IperionX operates across two connected platforms: titanium metal operations in Virginia and Utah, and critical mineral operations through the Atlas-Titan platform in Tennessee. Together, these assets support the Group’s strategy to establish a domestic U.S. supply chain from recycled scrap and mineral feedstocks through titanium powder, mill products and finished components.
The Virginia platform uses proprietary HAMR™ technology to produce high-quality titanium powder and HSPT™ / THRM™ technologies, powder metallurgy and additive manufacturing to produce near-net-shape parts and other titanium products. The Titan and Atlas assets provide the potential for future domestic titanium mineral feedstocks together with heavy rare earth and zircon products.
The incumbent titanium supply chain is based on the Kroll process and generally requires chlorination, batch reduction, vacuum distillation, multiple melting and remelting steps, extensive hot working and machining. This route is capital- and energy-intensive, has long lead times and can result in substantial material losses. IperionX’s technologies are designed to remove or shorten many of these steps and improve material utilization.
The U.S. has no commercial titanium sponge production and depends on imported primary titanium for defense and advanced industries. IperionX is addressing this strategic vulnerability through two principal value drivers:
•Titanium metal operations: Virginia operations transitioned to a 24/7 production schedule during fiscal year 2026. HAMR™ powder consistently met or exceeded Grade 5 parameters, the commissioned SACMI press tripled powder metallurgy capacity, and additional HSPT™ furnace capacity entered installation. IperionX is targeting an annualized production run rate of approximately 200 tpa by the end of calendar year 2026, subject to ramp-up and operating optimization; and
•Critical mineral operations: The Titan DFS completed in June 2026 defined a staged development, with key mine-area permits in place, producing HREC, titanium minerals and zircon from a domestic resource. Subsequent to year-end, IperionX completed the $3.0 million Atlas acquisition, adding surface stockpiles, pre-stripped mineralization and established infrastructure adjacent to Titan. The Atlas assets are not included in the mineral resource and mineral reserve estimates reported in this report and no mineral resources or reserves have been determined for Atlas under S-K 1300.
All critical systems at the Titanium Production Facility (TPF) were fully commissioned during the fiscal year. Technology and operating improvements increased nameplate titanium powder capacity from 125 tpa to approximately 200 tpa without additional capital expenditure, with projected steady-state unit costs of approximately $55/kg at full utilization. Planning, design and long-lead procurement are underway for an expansion to approximately 1,400 tpa of installed HAMRTM powder equipment capacity targeted during 2027.
Customer and government-supported programs advanced across fasteners, impellers, ground-vehicle components, titanium plate, consumer electronics, automotive and other defense and industrial products. The customer pipeline is increasingly progressing from material qualification into finished-component testing, prototype purchase orders and funded scale-up activities.
The Group’s longer-term strategy is to integrate domestic feedstocks with titanium metal and product manufacturing, targeting more than 10,000 tpa of high-performance titanium components by 2030 and progressively improving titanium’s value-in-use competitiveness with stainless steel and aluminum in selected applications.
The achievement of these objectives remains subject to successful production ramp-up, customer qualification and orders, financing, construction, commissioning and other operational and market conditions.
Why Titanium?
Titanium combines high strength-to-weight performance, corrosion resistance and high-temperature capability. These characteristics make titanium important to defense, aerospace, marine, medical, industrial, automotive and consumer-electronics applications. However, high production and manufacturing costs have historically limited its use relative to stainless steel and aluminum.
Primary titanium is generally produced through the Kroll process, a capital- and energy-intensive batch route that reduces titanium tetrachloride with magnesium. The resulting titanium sponge must then be melted, alloyed and remelted into ingots before further processing.
Ingots are converted into mill products through repeated forging, rolling, extrusion and heat-treatment steps. Finished parts are commonly machined from these products, often removing a large proportion of the titanium as scrap. Spherical titanium powders may require additional conversion of mill products into wire followed by atomization.
The U.S. relies on imported titanium to support defense and critical infrastructure. China and Russia’s share of global titanium sponge production capacity increased from approximately 61% in 2018 to approximately 80% in 2026, increasing the strategic importance of a secure domestic alternative.
IperionX’s integrated route is designed to replace major elements of the incumbent chain by converting recycled scrap or mineral-derived feedstock into titanium powder and then into near-net-shape components and mill products. The objective is to reduce process steps, energy use, material loss, cost and lead time while maintaining high product performance.
Titanium Products
IperionX's commercial strategy is value-led: prioritize manufactured titanium products where vertical integration can materially reduce waste, shorten lead times and lower projected end-product cost. The largest opportunities are repeat-order products with high conventional 'buy-to-fly' ratios, long lead times or concentrated offshore supply chains. In each category, the objective is the same: replace a slower, more wasteful and often imported incumbent with an American-made titanium product that performs better, can be delivered faster and, at scale, is more affordable.
Titanium powder remains a strategically important product for additive manufacturing and powder metallurgy. However, converting powder into near-net-shape components and mill products captures a greater share of the value chain, differentiates IperionX from commodity powder suppliers and gives customers a more complete domestic supply-chain solution.

Fasteners and high-volume hardware
Titanium fasteners are a large, repeat-order product category across defense, aerospace, marine and industrial markets. Independent testing by U.S. Army Combat Capabilities Development Command (DEVCOM) Ground Vehicle Systems Center (GVSC) and Westmoreland validated IperionX Ti-6Al-4V fasteners at performance levels above comparable SAE Grade 8 steel and standard aerospace titanium fastener benchmarks. The results demonstrate that IperionX’s manufacturing pathway can deliver performance as well as cost and supply-chain advantages.
The commissioned SACMI press can operate at up to 24 pressing cycles per minute, equivalent to approximately 11 million single-cavity parts per year under stated operating assumptions before downstream sintering. This establishes a scalable manufacturing pathway for suitable high-volume component categories.
The combination of high performance, lower component weight, corrosion resistance and scalable domestic manufacturing creates a pathway for titanium to substitute into selected applications currently served by high-strength steel.
Defense and industrial components
Current programs include titanium impellers for Carver Pump and U.S. Navy applications, lightweight ground-vehicle components with American Rheinmetall, and development work across track pins, brackets, gears, actuators and other defense and industrial components. These applications value resilience and performance, but also provide repeat-order potential if qualification and production milestones are achieved.
IperionX's integrated powder-to-product route is designed to replace selected cast, forged and extensively machined components with near-net-shape alternatives that can reduce lead times and material loss while retaining high mechanical performance. The commercial advantage arises from the complete manufacturing route, not powder cost alone.
Automotive and consumer electronics
Programs with Ford and consumer-electronics customers demonstrate the flexibility of the platform to supply both titanium powder and manufactured components. These markets also generate high-quality titanium scrap, creating the potential for closed-loop customer relationships in which scrap is returned to IperionX and converted into new products.
Titanium plate and mill products
IperionX is scaling production of titanium plate and large-format military components to extend the product platform beyond engineered parts into plate, sheet, bar and other mill-product pathways, materially broadening the addressable market.

Additive manufacturing and direct powder sales
IperionX produces angular and spherical titanium powders for powder metallurgy and additive manufacturing. Direct powder sales remain part of the product mix, providing customer access and near-term revenue opportunities, while the Company prioritizes conversion into higher-value products where its manufacturing technologies can create the greatest commercial advantage.
A product platform designed to scale
The customer pipeline is increasingly moving beyond material sampling into finished-component validation, prototype purchase orders and funded scale-up programs. Commercialization remains a staged process: customer testing and qualification must be followed by stable manufacturing parameters, repeatable quality and dependable delivery. Near-term execution is therefore focused on delivering current orders, incorporating test feedback, commissioning sufficient HSPT™ capacity and moving priority products toward repeatable production.
Titanium Markets
Titanium and its alloys are used across defense, aerospace, automotive, energy, medical, consumer and advanced industrial markets. The metal's exceptional strength-to-weight ratio, corrosion resistance and high-temperature performance make it technically superior to incumbent materials in many demanding applications.
Today's titanium market reflects the economics of the legacy supply chain: titanium is generally used only where its performance justifies a significant cost premium. IperionX's opportunity is therefore larger than capturing share of the existing market. By lowering end-to-end production cost and scaling near-net-shape manufacturing, IperionX seeks to open applications currently served by high-strength steel, stainless steel and aluminum. Each reduction in cost moves the boundary of where titanium can win on value as well as performance.
Automotive and transport - Consumer electronics - Aerospace and defense - Energy
Medical - Luxury goods -Industrial - Robotics

IperionX’s Titanium Technologies
IperionX has assembled a portfolio of more than 40 global patents developed and enhanced through over a decade of research and development. The technologies are not isolated inventions; they form an integrated platform spanning mineral and scrap feedstocks, titanium refining, powder production, alloy development, near-net-shape manufacturing and mill products.
The platform provides two complementary feedstock pathways. In the near term, HAMR™ can recycle a broad range of titanium scrap, including high-oxygen material that conventional routes struggle to return to high-value use. Over time, Green Rutile™ and ARH™ can upgrade domestic titanium minerals from Atlas-Titan into high-purity feedstock for HAMR™. Both pathways converge in the same low-cost American powder and product platform.
This architecture addresses the principal constraint on titanium adoption: the cost, complexity and waste embedded across the conventional supply chain.
The incumbent Kroll route requires multiple capital and energy-intensive stages, including chlorination, reduction, vacuum distillation, melting and remelting, followed by extensive hot working and machining. These steps create long lead times, high costs and significant material loss, restricting titanium largely to applications that can absorb a substantial price premium.
IperionX's technologies bypass or shorten major parts of that route. HAMR™ produces low-oxygen titanium powder from recycled or mineral-derived feedstocks; GSD™ creates high-quality spherical powder for additive manufacturing; and HSPT™ and THRM™ convert powder into high-performance products with fewer processing steps and higher material utilization.
The value of the portfolio lies in how the technologies connect. Lower-cost domestic feedstock flows into lower-cost powder; powder is converted into higher-value components and mill products; and process or customer scrap can be recycled back into new titanium. Each link reduces dependence on foreign-controlled supply chains and captures more value within IperionX.
The result is a near-term circular scrap-to-product platform and a longer-term mineral-to-product pathway. Together, they provide IperionX with a differentiated route to re-shore a complete titanium supply chain to the U.S.
IperionX has already demonstrated the integration of these technologies by upgrading titanium minerals from the Titan Project to high-grade +99% TiO₂ feedstock and using that enriched material to manufacture high-quality spherical Ti-6Al-4V powder. Testing confirmed oxygen content that met or surpassed the requirements of industry-standard Grade 5 specifications.

HAMRTM Titanium Technologies
HAMRTM, or Hydrogen Assisted Metallothermic Reduction, is IperionX's foundational titanium refining technology. Originally developed at the University of Utah with funding from the U.S. Department of Energy's Advanced Research Projects Agency-Energy program, HAMR™ provides a direct pathway from titanium oxide or scrap to low-oxygen titanium powder.
The process uses hydrogen to destabilize titanium dioxide, allowing magnesium reduction to occur under thermodynamically favorable conditions. The resulting titanium hydride can then be deoxygenated, alloyed and processed into high-quality titanium powder with controlled chemistry and particle characteristics.
HAMR™ can accept a broad range of feedstocks, including titanium minerals, manufacturing scrap and high-oxygen scrap that we believe is difficult to recycle through conventional routes. This feedstock flexibility is central to IperionX's ability to build a secure, circular and lower-cost domestic supply chain.
By avoiding the need to chlorinate TiO₂ into TiCl₄ and removing vacuum distillation and multiple melting stages, HAMR™ can materially reduce process steps, energy use, capital intensity and emissions. It is the technology that connects recycled scrap and, over time, U.S. titanium minerals to IperionX's downstream product platform.
HSPTTM Titanium Forging Technologies
HSPTTM, or Hydrogen Sintering and Phase Transformation, addresses a central challenge in titanium powder metallurgy: achieving wrought-like mechanical performance without the full cost and complexity of conventional forging and hot working.
Traditional titanium manufacturing typically converts sponge into ingot through repeated melting, then into bar, plate or sheet through energy-intensive forging and rolling. Finished components are subsequently machined from this stock, often generating high levels of scrap and long production lead times.
Powder metallurgy and additive manufacturing can create near-net-shape products with much less waste, but conventional powder routes may not achieve the microstructure and fatigue performance required for demanding applications without further thermomechanical processing.
IperionX's patented HSPT™ technology uses hydrogen-enabled sintering and phase transformation to develop an ultra-fine, wrought-like microstructure. This provides a pathway to high-performance titanium products with superior fatigue properties compared with traditional titanium powder metallurgy methods.
When combined, HAMR™ and HSPT™ connect lower-cost titanium powder directly to high-performance near-net-shape products. THRM™ extends the same phase-transformation principles to plate, sheet, bar and other mill-product pathways.
The commercial significance is fewer manufacturing steps, less machining waste and shorter lead times, while targeting material properties associated with conventionally forged or wrought titanium. This is the bridge between IperionX's powder cost advantage and higher-value customer products.

Microstructure of IperionX HSPT (5μm) and Traditional Powder Metallurgy (40μm) titanium products.

GSDTM Technologies
GSDTM, or Granulation-Sintering-Deoxygenation, is a patented thermochemical technology designed to produce spherical titanium powders for additive manufacturing. The process provides low oxygen content, controlled particle size and strong flowability while increasing usable powder yield.
Conventional spherical powder methods, including gas atomization, plasma atomization and plasma rotating electrode processing, can produce high-quality powder but often generate relatively low yields within the fine particle-size ranges required by additive manufacturing. That yield loss is an important contributor to the high cost of spherical titanium powder.
GSD™ addresses this constraint by increasing powder yield by up to 50% and providing a potentially more efficient route to additive-manufacturing feedstock. It expands IperionX's addressable product mix and supports both direct powder sales and internally manufactured components.
HAMR™ also offers flexibility in alloy design by introducing alloying elements from oxide feedstocks. This creates a pathway to advanced titanium and metal alloys containing elements such as iron, niobium, zirconium and molybdenum, including compositions that can be difficult to manufacture efficiently through conventional melt processing.
Green RutileTM & ARHTM Technologies
Green RutileTM and ARHTM provide the technology link between IperionX's Tennessee mineral assets and its titanium metal platform. Together, they are designed to upgrade lower-grade U.S. titanium minerals into high-purity feedstock suitable for HAMR™.
The Green Rutile™ process upgrades ilmenite into a higher-grade synthetic rutile titanium product and a purified iron oxide co-product. The iron oxide may have value in metal-alloying applications or as a precursor for lithium iron phosphate batteries.
Most global synthetic rutile production relies on the Becher process, which uses coal as a reductant and operates rotary kilns at temperatures above 1,100°C before removing metallic iron through an aerated salt-solution process.
The Scope 1 and 2 emissions associated with conventional synthetic rutile and titanium slag production are significant, estimated at approximately 3.3 tons and 2 tons of carbon dioxide equivalents (CO₂e) per ton of product, respectively. Green Rutile™ does not use coal as a reductant and, when paired with renewable or low-carbon electricity, has the potential to produce high-quality titanium feedstock with materially lower emissions.
IperionX is advancing plans to scale Green Rutile™ to upgrade ilmenite from the Atlas-Titan platform into a high-quality synthetic rutile product and iron oxide co-product. This would create an additional value-adding step in Tennessee before titanium feedstock enters the metal-production pathway.
ARH™, or Alkaline Roasting and Hydrolysis, can further upgrade rutile and Green Rutile™ into +99% TiO₂ feedstock suitable for HAMR™. This completes the technical pathway from domestic titanium minerals to American-made titanium metal and finished products.

Sustainability
Sustainability as an operating advantage
IperionX was founded to build a lower-cost, lower-carbon and more resilient American titanium supply chain. Sustainability is embedded in that business model rather than treated as a separate objective: recycled feedstocks can lower input cost and reduce import dependence; near-net-shape manufacturing can improve material utilization; renewable electricity can reduce operating emissions; and closed-loop recycling can deepen customer relationships. These attributes strengthen the commercial and strategic case for the platform.
Sustainability governance and disclosures
Sustainability is overseen at Board and executive-management level, with the Sustainability Sub-Committee of the Nominating and Governance Committee coordinating related initiatives, annual reporting and performance goals. Day-to-day sustainability activities are led by the Vice President of Sustainability. IperionX reports its sustainability progress with reference to the Global Reporting Initiative and the Sustainability Accounting Standards Board.
People, safety and communities
IperionX values its employees and the communities in Virginia, Utah and Tennessee in which it operates. Protecting employees, contractors, visitors and local stakeholders is a core operating responsibility and fundamental to successful scale-up. The Company is committed to safe workplaces, compliance with applicable occupational and environmental laws and constructive, long-term relationships with host communities.
Circular titanium technologies
IperionX’s patented technologies can use 100% titanium scrap, including high-oxygen material that many conventional processes cannot readily recycle into high-quality metal. The resulting low-oxygen titanium powder can be manufactured into a broad range of products and, at the end of their useful lives, returned to the same platform as feedstock for future production.
This closed-loop capability can divert valuable titanium from downcycling or disposal and return it to high-value use. It provides customers with a pathway to reduce embedded carbon, improve product circularity and secure domestic feedstock while strengthening IperionX's long-term cost and supply position.
Lower-carbon production
IperionX’s Virginia titanium production platform procures renewable electricity, resulting in zero market-based Scope 2 emissions from purchased electricity. The Company continues to assess and manage Scope 3 emissions, including opportunities to procure lower-carbon process inputs as production scales.
A comparative life-cycle assessment found that 100% recycled spherical titanium powder produced at IperionX's Virginia facility has the potential for a life-cycle carbon footprint as low as 7.8 kilograms of CO₂e per kg of powder. This represents a reduction of more than 90% compared with conventionally produced titanium powder using plasma atomization, estimated at 88.8 kg CO₂e per kg of powder. The combination of lower emissions and domestic circularity can become an important point of differentiation for customers.
UL Certified 100% recycled titanium powder
IperionX's low-carbon titanium metal powder became the first product globally to achieve an Underwriters Laboratories (UL) 2809 Recycled Content Certification Platinum rating for a 100% recycled mono-material, validating that it meets the highest tier of recycled content requirements under the new UL standard introduced during fiscal year 2026. As one of the world's most trusted independent safety and standards organizations, UL provides rigorous third-party verification of product claims. This certification further demonstrates the unique sustainability attributes of IperionX's titanium products and reinforces our commitment to independent validation and transparency.

Responsible mineral development
IperionX is committed to resource efficiency, responsible land management and biodiversity at the Atlas-Titan platform in Tennessee. The near-surface mineral-sands development pathway requires no blasting or hard-rock crushing. A phased approach with progressive reclamation is intended to limit the active disturbance footprint, while work with the University of Tennessee Institute of Agriculture is evaluating restoration methods designed to improve soil fertility and support a biodiverse ecosystem. The objective is to establish a model for responsible American critical-minerals development.
Environmental compliance
IperionX's operations are subject to applicable environmental laws, regulations and permit conditions. Compliance is treated as the minimum operating standard, supported by internal systems and, where applicable, external audits and inspections.
There were no known breaches of applicable environmental requirements by IperionX during the fiscal year ended June 30, 2026.
Our Production Facilities
Titanium Manufacturing Campus – Virginia
The Titanium Manufacturing Campus in South Boston, Virginia comprises the TPF and the Advanced Manufacturing Center (AMC). During fiscal year 2026, titanium powder operations transitioned to a 24/7 schedule, producing angular and spherical powders for customer qualification, direct powder requirements and downstream product manufacturing.
The TPF supplies the AMC, where IperionX uses powder metallurgy, HSPT™ / THRM™ and additive manufacturing to produce near-net-shape components, mill products and other high-value titanium products. The commissioned SACMI press and additional HSPT™ furnaces materially expand downstream capacity and product flexibility.
Titanium Production Facility – from commissioning to 24/7 operations
The first HAMR™ titanium deoxygenation run at the Virginia facility was completed in August 2024, followed by the first end-to-end commercial production cycle in December 2024. All critical production systems were fully commissioned in September 2025, completing the transition from construction and commissioning into commercial operations and ramp-up.
The initial production run used 100% Ti-6Al-4V scrap and reduced oxygen content from 3.42% to below 0.07%, compared with the American Society for Testing and Materials maximum of 0.20% for Grade 5 titanium. During fiscal year 2026, HAMR™ production continued to meet or exceed Grade 5 quality parameters.
IperionX remains focused on achieving an annualized production run rate of approximately 200 tpa, equivalent to 16.7 metric tons per month, by the end of 2026, subject to completion of ramp-up and operating optimization. GenX™ development continues as a longer-term continuous-production pathway and is not required for the current ramp.
The Virginia scale-up program is designed to expand titanium powder capacity to approximately 1,400 tpa and, over time, support IperionX’s objective of more than 10,000 tpa of high-performance titanium components by 2030.
Advanced Manufacturing Center – High-performance Titanium Product Manufacturing
The AMC applies IperionX’s titanium powder, powder metallurgy, HSPT™ / THRM™ and additive manufacturing capabilities to produce near-net-shape components, mill products and other high-performance titanium products.
During fiscal year 2026, IperionX commissioned the 300-ton, six-axis SACMI powder metallurgy press and commenced installation of additional HSPT™ sintering capacity. These investments are intended to support customer qualification, low-rate initial production and higher-volume manufacturing.
1.The SACMI press triples existing powder metallurgy capacity, improves repeatability and geometry control, and can operate at up to 24 pressing cycles per minute, equivalent to approximately 11 million single-cavity parts per year under stated operating assumptions before downstream sintering.

2.Additional HSPT™ furnaces are expected to relieve a downstream production constraint, increase throughput and provide greater scheduling flexibility across customer and product-development programs.
Independent U.S. Army and third-party testing of IperionX Ti-6Al-4V fasteners provided product-level validation of the manufacturing platform, with yield torque up to approximately 20% above comparable SAE Grade 8 steel benchmarks and tensile strength approximately 15% above standard aerospace titanium fastener benchmarks.
The AMC is being expanded in parallel with powder production so that a greater proportion of output can be converted into higher-value products where IperionX’s integrated process can provide the strongest commercial advantage.
Industrial Pilot Facility – Utah
The Salt Lake City facility has produced angular and spherical titanium powders and supported customer prototyping since 2019. It was the industrial pilot platform used to develop and validate the technologies before commercial-scale deployment in Virginia.
Following the commissioning of Virginia operations, the Utah facility has been repurposed and expanded to approximately 15,000 square feet as a research and development center focused on HSPT™, THRM™, titanium plate, other mill products and additional titanium alloy and product pathways.
Re-shoring U.S. Critical Mineral Production with Atlas-Titan
IperionX plans to use recycled titanium scrap as the principal near-term feedstock for Virginia. Over the longer term, the Group intends to evaluate integration of upgraded titanium mineral feedstocks from the Atlas-Titan platform in Tennessee.
The Titan DFS completed in June 2026 defined an initial 14-year staged development producing HREC, ilmenite, rutile and zircon concentrate from a single domestic resource. The Study delivered an after-tax NPV₈ of $813 million, an after-tax IRR of 39.4% and forecast after-tax free cash flow of $1.9 billion.
Subsequent to year-end, IperionX completed the Atlas acquisition adjacent to Titan for $3.0 million. Atlas adds high-grade surface stockpiles, pre-stripped Lower McNairy mineralization and established utilities and rail infrastructure, creating the potential for an accelerated and lower-capital integrated development pathway.
The U.S. DoW allocated $5.0 million of the IBAS award to the Titan DFS. IperionX is advancing drilling, mineralogy, metallurgy, commercial qualification and an integrated Atlas-Titan economic study targeted for completion by the end of 2026, together with engagement on potential U.S. Government funding pathways.

The Titan Project’s Mineral Resources are as follows:
Titan Project - Mineral Resources
at the End of the Fiscal Year Ended June 30, 2026
Based on Prices Set Forth in Footnote 3 Below

Resource Category	In situ Metric Tons	Grade (THM %)	THM (million metric tons)	Cut-off grade (THM %)	THM assemblage
					Zircon (% of THM)	Rutile (% of THM)	Ilmenite (% of THM)	REE (% of THM)
Measured	96,851,000	1.5	1.5	0.4	10.4	9.2	40.1	1.2
Indicated	102,190,000	2.0	2.0	0.4	9.8	10.2	38.9	1.5
Measured and Indicated	199,041,000	1.8	3.5	0.4	10.0	9.8	39.4	1.4
Inferred	97,832,000	1.8	1.8	0.4	9.3	9.6	38.0	1.2
Total	296,872,000	1.8	5.3	0.4	9.8	9.7	39.0	1.3
1.Mineral resources are reported using the definitions set out in Regulation S-K 1300 and are current as at June 30, 2026. Mineral resources are reported exclusive of the mineral reserves.
2.The third-party firm responsible for the estimate is Marshall Miller & Associates, Inc.
3.Mineral resources are reported within a conceptual pit shell that uses the key Optimization Parameters summarized in Item 4D Property - Optimization Parameters.
4.Mineral resources are reported above a cut-off grade of 0.4% THM.
5.Property contains 199.0 Mt of mineral resources (Measured + Indicated) exclusive of mineral reserves.
6.Estimates may not foot due to rounding.
The Titan Project’s Mineral Reserves are as follows:
Titan Project Mineral Reserves
at the End of the Fiscal Year Ended June 30, 2026
Based on Prices Set Forth in Footnote 3 Below

Unit	Grand Total ROM Metric Tons					THM assemblage
				THM	THM	Zircon	Rutile	Ilmenite	REE
	Proven	Probable	Total	(%)	(t)	(%)	(%)	(%)	(%)
Upper McNairy	24,565,000	2,415,000	26,980,000	2.3	620,000	6.2	6.2	23.6	0.2
Lower McNairy	68,740,000	21,307,000	90,047,000	3.43	3,086,000	12.7	10.5	48.3	1.9
Total	93,306,000	23,722,000	117,027,000	3.2	3,706,000	11.6	9.8	44.2	1.6
1.Mineral reserves are reported using the definitions set out in Regulation S-K 1300 and are current as at June 30, 2026. Mineral reserves are reported on a ROM basis.
2.The third-party firm responsible for the estimate is Marshall Miller & Associates, Inc.
3.Mineral reserves are reported within a finalized mine design pit shell that uses the key Optimization Parameters summarized in Item 4D Property - Optimization Parameters.
4.Mineral reserves are reported above a COG of 0.85% THM.
5.Ilmenite includes leucoxene, pseudorutile, and ilmenite and REE includes monazite, xenotime, and unclassified REE.
6.Estimates may not foot due to rounding.

Our Strategies
The objective of the Group is to create long-term shareholder value by combining its patented titanium technologies to continue to scale a low-cost titanium supply chain business in the U.S. and, in time, globally.
IperionX has transitioned from a pilot scale to be a commercial producer of 100% recycled titanium metal products in the U.S., based on the Virginia Titanium Manufacturing Campus. IperionX produces low-cost and high-quality angular and spherical titanium powder, which is used to produce near-net-shape and final titanium parts through powder metallurgy or additive manufacturing. These technologies provide IperionX with a sustainable competitive advantage and significant value uplift from upgrading raw titanium materials through to finished high-performance titanium products when compared to traditional titanium industry supply chains.
To achieve its objective, the Group currently has the following business strategies and prospects over the medium to long-term:
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
•continue to expand IperionX’s critical mineral land position in the U.S., explore for additional critical minerals and secure final permit and zoning approvals;
•continue the development of the Atlas-Titan project, with an integrated economic assessment targeted for completion by the end of 2026. The combination has the potential to reduce upfront capital and operating costs and accelerate first production relative to a standalone Titan development; and
•vertically integrate the Technologies with titanium material feedstocks from the Titan Project to develop an end-to-end U.S.-based titanium and critical mineral supply chain.
These activities are inherently risky and the Board is unable to provide certainty of the expected results of these activities, or that any or all of these likely developments will be achieved. The material business risks faced by the Group that could have an effect on the Group’s future prospects, and how the Group manages these risks, include:
Mineral development risk – The exploration for, and development of, mineral deposits involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. To mitigate this risk, the Company will undertake systematic and staged exploration and testing programs on its mineral properties and, subject to the results of these exploration programs, the Company will then progressively undertake a number of technical and economic studies with respect to its projects prior to making a decision to mine. However there can be no guarantee that the studies will confirm the technical and economic viability of the Company’s mineral properties or that the properties will be successfully brought into production;
Capital and funding risk – Future expansion of the Company’s titanium facilities and any future development of the Company’s mineral properties will require substantial additional financing. Failure to obtain sufficient additional financing may result in delay or postponement of further development of the Company’s titanium facilities and/or mineral properties or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to the Company;
Commodity price risk – The price of titanium metal and other critical minerals, including titanium feedstocks, rare earth elements, silica sand and zircon fluctuate widely and are affected by numerous factors beyond the control of the Group. Future production from the Group’s titanium metal facilities or mineral properties will be affected by commodity prices being adequate to make these facilities or properties economic. The Group currently does not engage in any hedging or derivative transactions to manage commodity price risk. As the Group’s operations change, this policy will be reviewed periodically going forward; and

Competition risk – The Group competes with other domestic and international companies in the titanium technology and critical minerals industries, some of whom have larger financial and operating resources. Increased competition could lead to higher supply or lower overall pricing. There can be no assurance that the Company will not be materially affected by increased competition. In addition, while the Group is continuing to secure additional surface and mineral rights, there can be no guarantee that the Group will succeed in these efforts, which could affect the results of the Group’s operations.
Strategic Advantages
IperionX's advantage is not a single technology or asset; it is an integrated system. Patented process technologies, feedstock flexibility, closed-loop recycling, U.S. Government partnership, customer-qualified product pathways and vertical integration from mineral or scrap to finished product reinforce one another. The result is a platform that is difficult to replicate and whose economic and strategic advantages are designed to compound as it scales.
An integrated flywheel; from domestic feedstock to finished product
HAMR™ can use a broad range of titanium scrap and mineral-derived feedstocks to produce high-quality titanium powder while bypassing chlorination, vacuum distillation and multiple melting steps. This reduces process complexity and energy intensity, increases material utilization and enables more titanium scrap to remain within a high-value domestic supply chain.
HSPT™ and THRM™ are non-melt thermal and phase-transformation technologies that develop refined, wrought-like microstructures and high mechanical performance without the full conventional forging and hot-working route.
Combined with powder metallurgy and additive manufacturing, these technologies convert lower-cost domestic powder into near-net-shape components and mill products with less waste and shorter lead times. Each downstream step captures more value, while process scrap can be returned to HAMR™ and recycled into new titanium.
IperionX's Green Rutile™ and Alkaline Roasting and Hydrolysis™ (ARH™) mineral-upgrading technologies provide the connection to the Atlas-Titan platform. They offer a future pathway to convert U.S. titanium minerals into high-purity feedstock suitable for HAMR™, completing a fully integrated American mineral-to-product titanium supply chain.
Commercial-scale capability; execution becomes the value driver
Following more than a decade of research, pilot operations and industrialization, IperionX's Virginia campus has demonstrated the commercial-scale capability of HAMR™. Operations transitioned to a 24/7 schedule during fiscal year 2026, and powder production consistently met or exceeded Grade 5 quality parameters. IperionX continues to target an annualized run rate of approximately 200 tpa by the end of 2026, subject to ramp-up and operating optimization. The principal value drivers are now throughput, yield, reliability, product qualification and customer conversion.
Scaling product capacity around low-cost titanium powder
The 300-ton, six-axis SACMI powder metallurgy press was commissioned in May 2026, tripling IperionX's existing powder metallurgy capacity and expanding the range, complexity and repeatability of near-net-shape components that can be manufactured in Virginia. Its high-cycle capability also creates a pathway toward materially higher-volume production for suitable component geometries.
The first of two additional HSPT™ sintering furnaces arrived during the quarter ended June 30, 2026 and entered installation and commissioning, with further furnace capacity expected to follow. These assets are designed to expand throughput, relieve downstream constraints and move customer programs from prototype production toward qualification, low-rate initial production and repeatable manufacturing.
The current platform supports the expansion toward approximately 1,400 tpa and the longer-term target of more than 10,000 tpa of high-performance titanium components by 2030. GenX™, IperionX's next-generation continuous HAMR™ development platform, provides additional long-term upside through the potential for higher throughput, lower cost and improved capital efficiency; it is not required for the current 200 tpa ramp.

Titan and Atlas: a second, high-value American platform
The Titan Critical Minerals Project in Tennessee, with key mine-area permits already in place, is a district-scale domestic resource of titanium minerals, zircon and rare earth-bearing minerals. In June 2026, IperionX completed a U.S. Government-supported DFS based entirely on Proven and Probable Mineral Reserves, establishing a technically defined development pathway and compelling project economics.
Titan is designed to produce a heavy rare earth concentrate (HREC) containing strategically important dysprosium, terbium and yttrium, together with ilmenite, rutile and zircon concentrate. These products address upstream supply gaps for U.S. defense, permanent magnets, advanced manufacturing and titanium metal supply chains. Titan is therefore both a standalone critical-minerals opportunity and the upstream cornerstone of IperionX's longer-term mineral-to-product strategy.
The DFS delivered an after-tax NPV₈ of $813 million, an after-tax IRR of 39.4%, a 3.6-year payback and forecast after-tax free cash flow of $1.9 billion over an initial 14-year mine plan. We believe these economics create material standalone value before considering the strategic benefits of integration with IperionX's downstream titanium platform.
Atlas Acquisition can accelerate and enhance the upstream pathway
On June 15, 2026, IperionX entered into an agreement to acquire mineral, property and infrastructure assets from Covia Solutions LLC adjacent to Titan for $3.0 million. The acquisition, previously referred to as the Camden acquisition and now named Atlas, was completed subsequent to year-end on July 1, 2026. The modest acquisition cost provides IperionX with control of assets that have the potential to materially improve the sequencing and economics of the broader development pathway.
Atlas adds approximately 70 acres of at-surface, historically processed critical-mineral stockpiles; approximately 180 acres of pre-stripped Lower McNairy mineralization; mineral and property rights; mining and processing equipment; and established grid power, industrial water, natural gas and heavy-haul rail infrastructure. These features have the potential to reduce the time, capital and operating complexity required to establish initial production.
Atlas and Titan are located within the same McNairy mineral-sand system and are highly complementary. Titan provides a permitted, district-scale resource and defined project economics; Atlas adds high-grade stockpiles, pre-stripped mineralization and established infrastructure.
IperionX is advancing sonic drilling, stockpile surveys, mineral assemblage and metallurgical test work, commercial qualification and an integrated economic assessment targeted for completion by the end of 2026. The combination has the potential to reduce upfront capital and operating costs, accelerate first production and improve overall economics relative to a standalone Titan development.
The integrated Atlas-Titan platform strengthens IperionX's ability to connect Tennessee feedstocks containing titanium, zircon and heavy rare earth-bearing minerals with downstream U.S. processing, titanium metal production and advanced manufacturing. It also gives shareholders exposure to a critical-minerals platform with development value distinct from the pace of the Virginia titanium ramp.
U.S. Government support to accelerate our growth plans
The U.S. government has invested significant resources to re-shore to the U.S. a secure domestic titanium supply chain. As of June 30, 2026, IperionX’s U.S. Government support includes the $12.7 million DPA Title III award, the fully obligated $47.1 million IBAS award, and the SBIR Phase III contracting pathway of up to $99 million.
DPA Title III funding of Equipment for Virginia Titanium Manufacturing Facilities
In October 2023, IperionX executed a $12.7 million contract in funding under the U.S. DoW DPA Title III authorities to address the U.S. titanium supply chain vulnerabilities. The government share will be matched with $13.4 million in funding from IperionX, for a total funding amount of $26.1 million. This funding is being applied towards the Group’s TPF in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.
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
As of June 30, 2026, the Company procured assets on behalf of the government that cost approximately $12.7 million, of which $2.4 million was invoiced in 2026 (2025: $4.0 million), (2024: $6.3 million). We received cash reimbursements for the reimbursement of equipment from the U.S. DoW of nil during the twelve months ended June 30, 2026 (2025: $5.6 million) (2024: $4.7 million). The remaining $2.4 million receivable was reimbursed subsequent to year end.
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
Through June 30, 2026, the Company used government funds primarily to acquire equipment used to produce titanium powder from recycled sources of scrap at the construction site. The assets acquired are designed to establish, outfit and operationalize the TPF in accordance with the Statement of Work included in the DPA agreement. Although these assets are integral to the operation of the TPF, if the U.S. government does not relinquish these assets to the Company at the end of the agreement, the Company would seek to acquire or lease such equipment from the government, replace such equipment with new equipment using the Company’s existing cash reserves, or consider other options. See “Item 3. Key Information - D. Risk Factors.”
IBAS Funding to Advance the Titan Critical Mineral Project
In February 2025, the Company was awarded up to $47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The program will be matched with $49.2 million in funding by IperionX, for a total funding amount of $96.3 million. This funding aims to bolster the U.S. defense industrial base by developing a fully integrated, low-cost titanium supply chain sourced domestically. The project scope under the IBAS program had been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium Manufacturing Campus.
As part of the initial phase, the DoW obligated $5.0 million, and IperionX contributed $1.0 million, to expedite the Titan Project in Tennessee to ‘shovel-ready’ status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as “Other income and expenses” in the consolidated statements of profit or loss and other comprehensive income (loss), once all conditions for reimbursement are met.

The DoW obligated an additional $12.5 million in August of 2025, $25.0 million in September of 2025 and $4.6 million in January of 2026, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to approximately 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus.
As of June 30, 2026, the entire $47.1 million has been obligated by the DoW. Of that, the Company has incurred costs of $5.0 million toward the Titan Project DFS and has requested reimbursements from U.S. DoW in the amount of $4.1 million (2025: $0.9 million) which is recognized as “Other income and expenses” in the consolidated statements of profit or loss and other comprehensive income. We have received cash reimbursements from the U.S. DoW of $4.6 million during the twelve months ended June 30, 2026. (2025: $0.1 million).
SBIR Phase III
In June 2025, IperionX received the first task order for $1.3 million from the U.S. Army under a SBIR Phase III Indefinite Delivery Indefinite Quantity contract with the U.S. DoW. The task order facilitates the purchase of equipment to aid in the production and delivery of titanium parts for U.S. Army ground programs. The SBIR Phase III IDIQ contract provides a contracting pathway for project-specific task orders for low-cost domestic titanium for defense applications up to a ceiling of $99 million.
As of June 30, 2026, the Company has procured assets on behalf of the government that cost approximately $0.3 million (2025: nil). We expect to utilize the remaining $1.0 million of available funding by the end of fiscal year 2027.
In addition, subsequent to year end, IperionX received Task Order 2 under its U.S. Army SBIR Phase III contract for Low-Cost, Domestic Titanium for Defense Applications that has a based value of $18.5 million, with options up to $25.4 million, and builds upon the previously announced $1.3 million task order, lifting the aggregate potential value of task orders issued under the Company’s $99 million SBIR Phase III contract up to $26.7 million.
The criteria that defines permissible expenditures for IBAS Funding and SBIR Phase III are the same as the DPA Title III program mentioned above (the cost principles contained in 2 CFR 200, Subpart E, Cost Principles, and the cost principles or standards in accordance with 32 CFR 37.625).
A range of other U.S. Government funding opportunities is also available as potential funding sources for further scale-up and these are currently being actively progressed.
The DPA Title III and IBAS awards are reimbursable programs under which IperionX generally incurs eligible expenditure and subsequently seeks reimbursement following claim review and approval. This creates timing differences between program expenditure and associated cash receipts.

Program	Award	Obligated	Reimbursed to date	Remaining reimbursable funding	Incurred, not yet reimbursed
DPA Title III	$12.7m	$12.7m	$10.3m	$2.4m	$2.4m
IBAS	$47.1m	$47.1m	$12.4m	$34.7m	$0.5m
Total program	$59.8m	$59.8m	$22.7m	$37.1m	$2.9m

Contract	Contract ceiling		Task orders received	Contract balance
SBIR Phase III	Up to	$99.0m	$19.8m	Up to	$79.2m
Customer and Product Programs
Carver Pump – U.S. Navy impeller prototypes
On December 15, 2025, IperionX announced an initial purchase order of approximately $100,000 from Carver Pump for four prototype titanium impellers for pumps on U.S. Navy surface vessels. During the quarter ended June 30, 2026, IperionX advanced production of the prototypes. Each component can be produced in less than one week, compared with conventional casting lead times that often exceed 12 months, and successful validation could support larger production programs.

American Rheinmetall – U.S. Army ground-vehicle components
In January 2026, IperionX received a $0.3 million prototype purchase order from American Rheinmetall for 700 lightweight titanium components for U.S. Army heavy ground combat systems. The components are produced from 100% recycled titanium using HAMR™ and HSPT™ technologies, targeting weight reductions of approximately 40–45% per component compared with incumbent steel parts.
The program targets lower vehicle weight, improved mobility, corrosion resistance and supply-chain resilience. Successful delivery and validation of the initial scope may provide a pathway to larger-scale production opportunities.
Fasteners, Ford and other customer programs
Independent testing by U.S. Army DEVCOM GVSC and Westmoreland validated IperionX Ti-6Al-4V fasteners at performance levels above comparable SAE Grade 8 steel and standard aerospace titanium fastener benchmarks.
In addition, the U.S. Army extended the fastener program through a prototype purchase order for the JLTV and associated trailer. Other active programs include automotive components for Ford, consumer-electronics powder qualification and additional defense, aerospace and industrial products.
The customer pipeline is increasingly moving from material samples into finished-component testing, prototype purchase orders and funded scale-up programs, providing clearer milestones toward low-rate and potentially longer-duration supply arrangements.
Near-term execution is focused on delivering current orders and prototypes, incorporating customer test feedback, commissioning sufficient HSPT™ capacity and establishing repeatable manufacturing parameters for priority products.
The developing product portfolio includes fasteners, impellers, track pins, brackets, gears, actuators, enclosures, titanium plate and other mill products, together with angular and spherical titanium powders.
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
EXPLORATION RESULTS
Since securing the initial Titan Project land position in late-2020, we have focused on proving the project’s potential. We have conducted multiple drilling programs at the Titan Project, with the most recent study comprising 156 drill holes, including 140 roto-sonic drill holes totaling approximately 5,644 meters (18,517 feet) and 16 reverse circulation drill holes totaling approximately 837 meters (2,746 feet). Across the broader Titan property, IperionX has drilled 313 holes totaling approximately 11,382 meters (37,343 feet). All drilling used in the Mineral Resource estimate was sonic drilling. Reverse circulation holes, hydrogeological holes and geotechnical holes were excluded from Mineral Resource estimation where appropriate due to concerns over sample representativeness or because the holes were drilled for purposes other than resource estimation.

On June 4, 2026, IperionX announced the results of the DFS for its 100%-owned Titan Critical Minerals Project near Camden, Tennessee. The Study confirms Titan as a large-scale, technically robust and high-return project designed to produce titanium minerals, zircon and a HREC from a single domestic resource.
The DFS was prepared in accordance with S-K 1300 and considered mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.
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
The Titan DFS reports proven and probable mineral reserves as defined under both JORC and S-K 1300. We are a development stage issuer as defined under S-K 1300. See “Cautionary Note to United States Investors.” As of the reporting date, management has not yet committed to proceed with development. Advancement of these projects remains dependent upon securing adequate financing and/or a strategic development partner, as well as management's final approval to proceed. Accordingly, the related expenditures continue to be classified as exploration and evaluation. See Note 1(k) in the accompanying financial statements to this Annual Report for further discussion.
We are incorporating by reference the Technical Report Summary on Feasibility Study for the Titan Project, dated June 4, 2026, which supports our Mineral Resource and Mineral Reserve estimates.
Titan is a near-surface, free-dig mineral sands project using conventional wet concentration, flotation and dry mineral separation, with no blasting or hard-rock crushing. Key mine-area permits and established regional infrastructure support a staged development pathway. The HREC contains strategically important dysprosium, terbium and yttrium.
The initial 14-year production target is based entirely on Proven and Probable Mineral Reserves, with no Inferred Mineral Resources included. Titan provides a potential domestic upstream source of titanium, heavy rare earth and zircon critical minerals that can complement IperionX’s downstream Virginia titanium platform.
The DFS production targets and financial forecasts remain subject to the assumptions, qualifications and risks set out in the June 4, 2026 announcement. Development requires financing, procurement, construction, commissioning, operating performance and other approvals and conditions consistent with those assumptions, including final approval by management and our Board of Directors. Although the DFS includes a defined mine plan, we have not approved project development, secured the financing necessary to proceed with construction or commenced mine construction.
On June 15, 2026, IperionX entered into an agreement to acquire key mineral, property and infrastructure assets from Covia Solutions LLC adjacent to Titan for $3.0 million. The transaction, previously referred to as the Camden acquisition and now named Atlas, was completed subsequent to year-end on July 1, 2026.
Atlas is located within the same McNairy mineral-sand system as Titan and provides several potential development advantages:
•Additional feedstock optionality from high-grade, historically processed surface stockpiles;
•Potential access to pre-stripped Lower McNairy mineralization and integrated mine planning with Titan;
•Established industrial infrastructure that may reduce development complexity, capital requirements and time to first production; and
•Potential recovery of titanium minerals, zircon and heavy rare earth-bearing monazite and xenotime containing dysprosium, terbium and yttrium.
IperionX is advancing sonic drilling, stockpile and pre-stripped-zone evaluation, detailed mineral assemblage and metallurgical test work, commercial qualification and an integrated Atlas-Titan economic assessment targeted for completion by the end of 2026. The combination has the potential to reduce upfront capital and operating costs and accelerate first production relative to a standalone Titan development.
Subject to market conditions and our ability to secure funding, our separate business plan for the Titan Project is to become a strategic, U.S. domestic source of high-quality and sustainable titanium and other critical mineral feedstocks, including rare earths, to the U.S. The titanium minerals could form an important sustainable feedstock for the Technologies and assist in the scale-up of the Technologies to meet potential future market demand. We believe that vertical integration with U.S.-based resource operations is a major competitive advantage for IperionX, providing a potential source of critical mineral feedstock.
We plan to effect our business plan for the Titan Project by:
•continue to expand IperionX’s critical mineral land position in the U.S., explore for additional critical minerals and secure final permit and zoning approvals;
•continue the development of the Atlas-Titan project, with an integrated economic assessment targeted for completion by the end of 2026. The combination has the potential to reduce upfront capital and operating costs and accelerate first production relative to a standalone Titan development;
•completing required permitting and zoning activities;
•undertaking discussions with potential customers for future sale of titanium and other critical minerals, including rare earths;
•completing required financing activities;
•completing construction of the Titan Project’s minerals extraction and processing facilities; and
•commencing minerals extraction and processing activities to supply the U.S. demand for clean, low-cost domestic sources of titanium and other critical minerals, including rare earths.
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
•Require preparation of an Environmental Assessment or an Environmental Impact Statement.
Environmental Regulation
IperionX’s operations are subject to various environmental laws and regulations under the relevant government’s legislation. Full compliance with these laws and regulations is regarded as a minimum standard for all operations to achieve. Instances of environmental non-compliance by an operation are identified either by external compliance audits or inspections by relevant government authorities. There have been no known breaches by the Group during the financial year ended June 30, 2026. For more information, see “Government Regulations” below.
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
GOVERNMENTAL REGULATIONS
U.S. Securities Regulations
The Company became a large accelerated filer during the fiscal year 2025 and this status was maintained as of June 30, 2026.
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

•Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the preceding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
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
We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We are required to determine our status as a foreign private issuer on an annual basis at the end of our second fiscal quarter. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (1) the majority of our executive officers or directors are U.S. citizens or residents; (2) more than 50% of our assets are located in the U.S.; or (3) our business is administered principally in the U.S. Since more than 50% of our assets are located in the U.S., we will lose our status as a foreign private issuer if more than 50% of our outstanding voting securities are held by U.S. residents as of the last day of our second fiscal quarter in any year. In addition, on August 3, 2026, we announced that IperionX intends to pursue a redomiciliation to the United States through a proposed scheme of arrangement (the “redomiciliation”). If the scheme is implemented, we will no longer qualify as a foreign private issuer. Implementation of the redomiciliation is subject to the satisfaction or waiver of a number of conditions, including, approval of the scheme of arrangement by the Federal Court of Australia.
For information on the risks that accompany our status as a foreign private issuer, see “Item 3. Key Information – D. Risk Factors – Risks Related to Our ADSs – As a foreign private issuer, we are permitted to file less information with the SEC than a domestic issuer” and “Item 3. Key Information-D. Risk Factors – Risks Related to Our Proposed Redomiciliation – “Even if the proposed redomiciliation is not completed, we may lose our foreign private issuer status as a result of the changes in the U.S. ownership of our securities or other changes in our circumstances, which would require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.”
U.S. Environmental, Health and Safety Laws
IperionX’s business operations, including the Technologies and the Titan Project, will be required to comply with applicable environmental protection laws and regulations and licensing and permitting requirements. The material environmental, health and safety laws and regulations that we must comply with include, among others, the following U.S. federal laws and regulations:
•National Environmental Policy Act, which requires careful evaluation of the environmental impacts of major federal actions;
•Clean Air Act and its amendments, which governs air emissions;
•Clean Water Act, which governs discharges to and excavations within the waters of the U.S.;
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
Our operations may also be subject to state and local environmental laws and regulations, including but not limited to laws and regulations related to the air emissions, wastewater discharges, and reclamation of mined lands, which may require reclamation permits to be acquired prior to the commencement of minerals extraction operations and may require substantial financial guarantees to cover the cost of future reclamation activities.
Solid and Hazardous Waste
The Resource Conservation and Recovery Act (RCRA), and comparable state statutes, affect our operations by imposing regulations on the generation, transportation, treatment, storage, disposal and cleanup of hazardous wastes and on the disposal of non-hazardous wastes. Under the auspices of the Environmental Protection Agency (EPA), the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements.
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
Climate Change
Numerous regulatory initiatives have been enacted, and additional regulatory, legislative, and policy developments may continue to emerge at the international, federal, state, and local levels to monitor, report, reduce, or otherwise regulate GHG emissions.
In 2009, the U.S. EPA issued its Greenhouse Gas Endangerment Finding under the CAA, concluding that certain GHG emissions endanger public health and welfare. The Endangerment Finding subsequently served as a basis for various federal GHG regulatory programs. In February 2026, the EPA finalized a rule rescinding the 2009 Endangerment Finding and repealing certain federal GHG emission standards applicable to motor vehicles and engines. These actions may be subject to judicial review, and the future scope of federal GHG regulation remains uncertain.
In addition, Congress, federal agencies, and state governments may continue to consider legislation, regulations, or other initiatives relating to climate change, GHG emissions, energy transition, sustainability reporting, or related matters. Various states and regional organizations have adopted, or may in the future adopt, programs designed to monitor, report, limit, or price GHG emissions, including cap-and-trade and other market-based regulatory mechanisms.
Any future climate-related legislation, regulation, reporting requirements, or other governmental actions could increase our compliance, capital, operating, monitoring, or reporting costs, require changes to our operations, or otherwise adversely affect our business, financial condition, results of operations, or cash flows. The extent and timing of any such impacts remain uncertain and will depend on the nature of future regulatory developments and their applicability to our operations.
Clean Water Act
The CWA imposes restrictions and strict controls regarding the discharge of wastes, including mineral processing wastes, into waters of the U.S., a term broadly defined to include, among other things, certain wetlands. Permits must be obtained to discharge pollutants into federal waters. The CWA provides for civil, criminal and administrative penalties for unauthorized discharges, both routine and accidental, of pollutants. It imposes substantial potential liability for the costs of removal or remediation associated with discharges of oil or hazardous substances. State laws governing discharges to water also provide varying civil, criminal and administrative penalties, and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters. In addition, the EPA has promulgated regulations that require permits to discharge storm water runoff, including discharges associated with construction activities. In the event of an unauthorized discharge of industrial wastes, we may be liable for penalties and costs.
Pursuant to these laws and regulations, we may also be required to develop and implement spill prevention, control and countermeasure plans. Some states also maintain groundwater protection programs that require permits for discharges or operations that may impact groundwater conditions. The CWA also prohibits the discharge of fill materials to regulated waters including wetlands without a permit from the U.S. Army Corps of Engineers.
The scope of federal jurisdiction under the CWA has been subject to significant regulatory and judicial developments in recent years. In May 2023, the U.S. Supreme Court issued its decision in Sackett v. EPA, which narrowed the categories of wetlands and other waters subject to federal regulation under the CWA. Following that decision, the EPA and the U.S. Army Corps of Engineers amended their regulations defining "Waters of the United States" to conform to the Court's ruling. Additional rulemaking activities and litigation concerning the scope of federal CWA jurisdiction remain ongoing, and differing regulatory frameworks may apply in various states. As a result, the extent of federal permitting and compliance obligations applicable to our operations may continue to evolve. We could face increased costs, project delays, or additional permitting requirements with respect to activities affecting wetlands or other waters that are determined to be subject to federal, state, or local regulation.
Underground Injection Control Permits
The federal Safe Drinking Water Act (SDWA) creates a nationwide regulatory program protecting groundwater. This act is administered by the EPA. However, to avoid the burden of dual federal and state (or Indian tribal) regulation, the SDWA allows for the Underground Injection Control (UIC) permits issued by states (and Indian tribes determined eligible for treatment as states) to satisfy the UIC permit required under the SDWA under two conditions. First, the state’s program must have been granted primacy. Second, the EPA must have granted, upon request by the state, an aquifer exemption. The EPA may delay or decline to process the state’s application if the EPA questions the state’s jurisdiction over the mine site. Permits must be obtained before developing and using deep injection wells for the disposal or storage of produced fluids, and well casing integrity monitoring must be conducted periodically to ensure the well casing is not leaking produced fluids to groundwater. Contamination of groundwater by natural gas and oil drilling, production and related operations may result in fines, penalties, remediation costs and natural resource damages, among other sanctions and liabilities under the SDWA and other federal and state laws. In addition, third-party claims may be filed by landowners and other parties claiming damages for groundwater contamination, alternative water supplies, property impacts and bodily injury.

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
Endangered Species Act
The federal Endangered Species Act (ESA) restricts activities that may affect endangered and threatened species or their habitats. Some of our operations may be located in areas that are designated as habitats for endangered or threatened species. A critical habitat designation could result in further material restrictions to federal and private land use and could delay or prohibit land access or development. The U.S. Fish and Wildlife Service continues its effort to make listing decisions and critical habitat designations where necessary. The ESA has not previously had a significant impact on our operations. However, the designation of previously unprotected species as being endangered or threatened could cause us to incur additional costs or become subject to operating restrictions in areas where the species are known to exist.
Extraction Permits and Approvals
We currently have permits authorizing the initial mineral extraction activities with respect to the Titan Project. We are required to obtain governmental permits for some of our exploration and future mineral extraction activities and may be required to renew the permits we already have. Prior to developing or extracting any mineralization that we discover, we will be required to obtain and renew additional governmental permits authorizing, among other things, further site development activities and site operating activities. Obtaining and renewing governmental permits is a complex and time-consuming process and involves numerous jurisdictions, public hearings and possibly costly undertakings. The timeliness and success of permitting efforts are contingent upon many variables not within our control, including the interpretation of permit approval requirements administered by the applicable permitting authority. We may not be able to obtain or renew permits that are necessary to our planned operations or the cost and time required to obtain or renew such permits may exceed our expectations. Any unexpected delays or costs associated with the permitting process could delay the exploration, development or operation of our properties.
See “Item 3. Key Information – D. Risk Factors – Risks Related to Regulatory and Industry Matters – We will be required to obtain and renew governmental permits in order to conduct development and minerals extraction operations, a process which is often costly and time-consuming.”
Our exploration and future mineral extraction operations are subject to extensive laws and regulations, which are overseen and enforced by multiple U.S. federal, state and local authorities. These laws govern exploration, development, production, exports, various taxes, labor standards, occupational health and safety, waste disposal, protection and remediation of the environment, protection of endangered and protected species and other matters. Mineral exploration and extraction operations are also subject to U.S. federal and state laws and regulations that seek to maintain health and safety standards by regulating the design and use of drilling methods and equipment. Various permits from government bodies are required for drilling and extraction operations to be conducted, and we cannot assure that such permits will be received. Environmental laws and regulations may also, among other things:
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
•Require preparation of an Environmental Assessment or an Environmental Impact Statement.

C.Organizational Structure
The following reflects our organizational structure as of June 30, 2026. All our subsidiaries are wholly-owned.

D.Property, Plant and Equipment
Our executive offices are located at 1092 Confroy Drive, South Boston, Virginia, 24592. We lease multiple facilities in South Boston, Virginia totaling 97,800 square feet that are used for executive offices and as the Company’s titanium production hub. The leases for the operating facilities expire between 2033 and 2034, while an additional administrative office space lease expires on June 15, 2027. We previously leased 3,326 square feet of office space in Charlotte, North Carolina, under an agreement that expired on August 31, 2026. In addition, we lease approximately 15,000 square feet of laboratory and office space in West Valley City, UT, which is used for research and development activities. The lease for this facility expires December 31, 2030.
Titan Project
Overview
The Titan Critical Minerals Project (“Titan” or the “Project”) is IperionX Limited’s wholly owned, principal mineral development asset and is located near Camden, Tennessee, U.S., covering more than 10,000 acres. Titan is a heavy mineral sands and critical minerals project designed to produce titanium minerals, zircon concentrate and a HREC from a domestic U.S. mineral resource base. The Project is owned through IperionX Critical Minerals, LLC, a wholly owned subsidiary of IperionX Limited.
The technical information in this annual report relating to Titan is derived from the DFS titled “Titan Project, Tennessee, U.S. Technical Report Summary on Feasibility Study”, dated June 4, 2026 (Titan DFS), prepared in accordance with Subpart 1300 of Regulation S-K (S-K 1300). The Titan DFS supports the Project’s Mineral Resource estimate, Mineral Reserve estimate, mine plan, processing flowsheet, capital and operating cost estimates, economic analysis and principal technical assumptions.
The feasibility study contemplates a staged development strategy, consisting of an initial Phase 1 operation followed by a Phase 2 expansion. Phase 1 is designed around approximately 400 metric tons per hour of rougher spiral feed capacity, while Phase 2 contemplates an incremental 800 metric tons per hour expansion, resulting in total rougher spiral feed capacity of approximately 1,200 metric tons per hour. Development of the Project remains subject to final investment decision, financing, permitting, detailed engineering, procurement, construction, commissioning and other customary project development risks.
At June 30, 2026, the book carrying value of the Titan Project was $7.8 million. See Note 11 to our audited consolidated financial statements for the fiscal period ended June 30, 2026 included in this annual report for further details.
Property Description, Location and Ownership
Titan is located in western Tennessee approximately 128 kilometers (80 miles) west of Nashville and approximately 11 kilometers (7 miles) northwest of Camden. The Study Area is centered at approximately 36.147349°N latitude and 88.20974°W longitude and is located on the Mansfield, Manleyville, Vale and Bruceton U.S. Geological Survey quadrangles.
The broader Titan properties comprise over 10,000 acres of surface and associated mineral rights in Tennessee held through a combination of owned, leased, and optioned interests are as follows:
•Owned: ~1,500 acres are owned by the Company or its wholly owned subsidiary.
•Leased: ~1,200 acres are under long-term lease arrangements. These leases grant exclusive rights to explore, develop, and mine. The leases expire between October 24, 2043 and January 6, 2051. We will pay an annual minimum royalty, generally $75.00 per acre, or an extraction royalty, generally 5% of net revenues from products sold.
•Optioned: ~7,500 acres are subject to exclusive option agreements, which upon exercise, allow us to lease the surface property and associated mineral rights from the local landowners, and generally have expiry dates between January 15, 2027 and January 2, 2051. During the option period, our option to lease agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Our annual option payments are generally $75.00 per acre and our drilling bonuses generally average approximately $1.00 per drill foot. Our obligation to make annual option payments and drilling bonus payments cease if we exercise our option to lease. Upon exercise, in the case of an option to lease, we will pay an annual minimum royalty, generally $75.00 per acre, or an extraction royalty, generally 5% of net revenues from products sold.
All properties owned by IperionX will not incur a royalty. The Study Area supporting the current Mineral Resource and Mineral Reserve estimates comprised approximately 3,317 acres of surface and associated mineral rights. There are no known encumbrances and no current material mining regulatory violations or fines applicable to the Project.

USA
Titan Project Tennessee
Tennessee
Mississippi
Titan Property
Study Area
McNairy Sand
Chemours Plant
Highway Systems
Rail Lines
Silica Mine
Coordinate System: Nad 83/UTM Zone 16N
Study Area
Camden
New Johnsonville
4008000
3996000
3984000
3972000
3960000
372000
384000
396000
408000
N
0
2.5
5 km

Figure 1: Titan Project location of properties

389000
390000
391000
392000
393000
394000
4005000
4004000
4003000
4002000
4001000
4000000
3999000
3998000
3997000
N
0
0.5
1 km

Figure 2: Titan Project location of properties containing mineral resources (the coordinate system and datum used for modeling is UTMZ16N, NAD83)
Accessibility, Climate, Local Resources and Infrastructure
The Project is accessible by a developed network of primary and secondary roads. Site access is available from Interstate 40 via Highway 641, Reynoldsburg Road, Pleasant Hill Road and Little Benton Road. The region benefits from established transportation infrastructure, including highway and rail access, with the CSX Transportation Memphis subdivision mainline running through Camden and a CSX railyard located approximately 7 miles from the planned mineral separation and rare earth processing facilities.
The climate is temperate with warm summers and cold winters including the potential for snow and ice. Annual rainfall for the area is 54 inches. It is expected that any future mining activity will operate year-round.
Existing infrastructure in the region includes power and gas services, with 161-kV transmission lines located near the Project area. The Company intends to evaluate and implement renewable power sourcing options, including on-grid renewable solutions supplied by existing regional power providers. Water supply for mining and processing is expected to be sourced from nearby surface water bodies, supplemented by shallow groundwater and pit inflows where appropriate. The Project does not contemplate a construction or operations accommodation camp, as personnel are expected to reside in surrounding communities.
Geology and geological interpretation
The Study Area location in western Tennessee represents the eastern flank of the Mississippi Embayment, a large, southward-plunging syncline within the Gulf Coastal Plain. The McNairy Formation represents a pro-grading deltaic environment during a regressive marine sequence. This deposition model is supported by the coarsening upward sequence grading from the glauconitic clay-rich Coon Creek Formation to the finer grained lower member of the McNairy Formation to the coarser grained upper member of the McNairy Formation.
The main mineralized zone at the Study Area is hosted stratigraphically in the lower member of the McNairy Formation, which dips gently to the west in the Study Area. The upper zone is also mineralized in some areas. Mineralization in the lower member had been traced for over 6.0 km along strike.
The base of mineralization range is relatively level from 266 feet to 367 feet above current sea level. Mineralization varies from 16 feet to 220 feet thick and averages 92 feet in thickness. Mineralization primarily occurs in two zones within the McNairy Formation. The main mineralized zones are interrupted by low-grade sand. The Gangue minerals are predominantly quartz and clays. The primary minerals associated with the mineralized horizons are altered ilmenite, zircon, rutile, staurolite, kyanite, monazite and xenotime.
Exploration, Drilling, Sampling and Data Verification
Exploration drilling within the Study Area comprises 156 drill holes, including 140 roto-sonic drill holes totaling approximately 18,517 feet and 16 reverse circulation drill holes totaling approximately 2,746 feet. Across the broader Titan property, IperionX has drilled 313 holes totaling approximately 37,343 feet. All drilling used in the Mineral Resource estimate was sonic drilling. Reverse circulation holes, hydrogeological holes and geotechnical holes were excluded from Mineral Resource estimation where appropriate due to concerns over sample representativeness or because the holes were drilled for purposes other than resource estimation.
Drill core samples were typically collected at 1.5-meter intervals unless geological contacts required alternative sample lengths. Samples were collected using industry-standard procedures for unconsolidated mineral sands material. Samples were placed in sealed bags, secured, and shipped to independent laboratories, including SGS Lakefield in Ontario, Canada and Bureau Veritas in Perth, Australia.
Analytical procedures included size fraction analysis, heavy liquid separation, X-ray fluorescence, laser ablation inductively coupled plasma mass spectrometry and QEMSCAN mineralogical analysis. Quality assurance and quality control procedures included matrix-matched in-house standards, blanks, field duplicates and laboratory duplicates. The Qualified Persons (QP) concluded that the sample preparation, security, analytical procedures and database are sufficient to support Mineral Resource and Mineral Reserve estimation.
Mineral resources
The mineral resource figures presented herein are estimates based on information available at the time of calculation. A “mineral resource” is a concentration or occurrence of solid material of economic interest in or on the earth’s crust in such form, grade, or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral resources are reported on an in situ basis, exclusive of mineral reserves. Mineral resources are subdivided in order of increasing geological confidence into inferred, indicated and measured categories. Metric tons of mineral resources containing total heavy minerals, included in the measured, indicated, and inferred resources, are those contained prior to losses during metallurgical treatment. The terms “measured resource”, “indicated resource”, and “inferred resource” mean the part of a mineral resource for which quantity and grade or quality are estimated on the basis of geological evidence and sampling that is considered to be comprehensive, adequate, or limited, respectively.

Market fluctuations in the price of the underlying minerals which make up THM, as well as increased production costs or reduced metallurgical recovery rates, could change future estimates of resources.
We have reported mineral resources and mineral reserves in accordance with the requirements of S-K 1300. The Titan DFS is incorporated by reference as an exhibit to this annual report on Form 20-F. As of June 30, 2026, based on the Titan DFS, we have reported 296.9 million metric tons of mineral resources (exclusive of reserves) at a grade of 1.8% THM, containing 5.3 million metric tons of THM at a 0.4% THM cut-off, and 117.0 million metric tons of proven and probable mineral reserves as a grade of 3.2% THM, containing approximately 3.7 million metric tons of THM at a 0.85% THM cut-off. Mineralization occurs as a large and coherent near-surface deposit. The valuable heavy mineral component of the THM assemblage consists of zircon, rutile, ilmenite and rare earth element-bearing minerals (monazite and xenotime).
Mineral resources are reported above a cut-off grade of 0.4% THM. All material at or above the bottom cut-off grade of 0.4% used in a constraining pit shell is expected to be processed, on the basis that the incremental cost of selectively extracting this material, hauling it to a long- term stockpile, and subsequently reclaiming and re-placing the material into a mine void for progressive rehabilitation would be higher than the net cost (operating cost less revenue) of the central case method, being the processing of this material, extracting the contained valuable critical minerals for sale and immediately returning the remaining material, mostly silica sand, back to the deposit void.
The mineral resources were constrained within a conceptual pit shell that used the assumptions listed in the table below. An assumed vertical slope was applied to the pit shells. The vertical slopes are attainable due to low depths of mineralization, unconsolidated material and the active reclamation process.
Mineral Resource Estimate
The Mineral Resource estimate for Titan was prepared by Marshall Miller & Associates, Inc. in accordance with S-K 1300 and is current as at June 30, 2026. Mineral Resources are reported above a 0.4% THM cut-off grade and are reported on an in situ basis. Mineral Resources are reported exclusive of Mineral Reserves.
Mineral Resources are based on sonic drill data collected in 2020, 2021 and 2022, including 140 drill holes, 3,360 heavy mineral assay samples and 269 QEMSCAN mineralogical determinations. The block model was developed using Vulcan software and grade interpolation was completed using inverse distance weighting to the second power. The geological model includes overburden, waste, Upper McNairy, Lower McNairy and Coon Creek Formation units.
The reasonable prospects for economic extraction for the mineral resources were based on the parameters listed in the table below.
Mineral resources are reported exclusive of mineral reserves. Portions of the reported mineral resources may be converted to mineral reserves in the future; however, mineral resources do not have demonstrated economic viability and there can be no assurance that all or any part of a mineral resource will ultimately be converted to a mineral reserve.

Assumptions Used in Defining Prospects of Economic Extraction

Parameter	Units	Value
Commodity price
Rutile	US$/t	1,425
Ilmenite	US$/t	340
Rare earth mineral concentrate	US$/t	10,678
Zircon Concentrate	US$/t	912
Metallurgical recovery
Rutile	%	70.6 (81.2% mineral in product)
Ilmenite	%	85.0 (95.8% mineral in product)
Heavy rare earth concentrate	%	89.5 (87.8% mineral in product)
Zircon concentrate	%	91.2 (46.9% mineral in product)
Operating costs
Mining cost	US$/m3	7.23
Processing cost	US$/ROM t	3.09
Transport cost	US$/ROM t	1.00
Reclaim/rehandle	US$/ROM t	Included in Mining cost
Incremental in pit management	US$/ROM t	Included in Mining cost
General and administrative cost	US$/ROM t	0.95
Dewatering	US$/ROM t	0.30
Wetlands mitigation cost	US$/Ha	60,000
Stream mitigation cost	US$/linear m	1,425
Royalty	%	5
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Inferred Mineral Resources are subject to greater uncertainty and may not be converted to Mineral Reserves.
Titan Project - Mineral Resources as of June 30, 2026

Mineral Resource Estimate				THM assemblage
	In situ Metric Tons	THM	THM	Zircon	Rutile	Ilmenite	REE
		(%)	(t)	(%)	(%)	(%)	(%)
Exclusive of Reserve
Measured (M)	96,851,000	1.5	1,489,000	10.4	9.2	40.1	1.2
Indicated (I)	102,190,000	2.0	2,013,000	9.8	10.2	38.9	1.5
Total M+I	199,041,000	1.8	3,502,000	10.0	9.8	39.4	1.4
Inferred (Inf)	97,832,000	1.8	1,774,000	9.3	9.6	38.0	1.2
Total M+I+Inf	296,872,000	1.8	5,276,000	9.8	9.7	39.0	1.3
1.Mineral resources are reported using the definitions set out in Regulation S-K 1300 and are current as at June 30, 2026. Mineral resources are reported on an in-situ basis, exclusive of mineral reserves.
2.The third-party firm responsible for the estimate is Marshall Miller & Associates, Inc.
3.Mineral resources are reported within a conceptual pit shell that uses the key assumptions summarized in the table above.
4.Mineral resources are reported above a COG of 0.4% THM.
5.Property contains 199.0 Mt of mineral resources (Measured + Indicated) exclusive of mineral reserves.
6.Estimates have been rounded.

Mineral Reserve Estimate
The Mineral Reserve estimate for Titan was prepared by Marshall Miller & Associates, Inc. in accordance with S-K 1300 and is current as at June 30, 2026. QPs considered pertinent modifying factors, inclusive of geological, environmental, regulatory, and legal factors, in converting a portion of the measured and indicated mineral resources to mineral reserves.
Optimization Parameters

Item	Unit	Value
Geometry
Coordinate System	-	UTM-16N
Overburden slope	°	26.6
Face slopes	°	35
Inter-ramp slope	°	29
Overall slope	°	27.4
Berm width	m	5
Batter angle	°	35
Berm (batter) height (working)	m	10
Berm (batter) height (final wall)	m	10
Minimum mining width	m	25
Ramp width	m	25
Total depth	m	55
Block dimension X	m	25
Block dimension Y	m	25
Block dimension Z	m	1.542
Mining
Production rate	ton/year	3,529,000 to 10,588,000
Production schedule	Hours/Year	8,760
Production schedule efficiency	%	85
Ramp grade	%	10
Concentrator recovery
Rutile	%	70.6 (81.2% mineral in product)
Ilmenite	%	85.0 (95.8% mineral in product)
Heavy rare earth concentrate	%	89.5 (87.8% mineral in product)
Zircon	%	91.2 (46.9% mineral in product)
Cutoff grade (COG)%		0.85 THM
Specific gravity (ore)	-	1.57
Specific gravity (waste rock)	-	1.72
Specific gravity (Coon Creek Formation)	-	1.54
Specific gravity (soil)	-	1.72
Restrictions	-	floodplain & wetlands
Swell factor	%	12
Pit Loss/Dilution	%	10 (in addition to low-grade interburden)
Vertical rate of advance	m	90
Battery limits	location	ROM Pile
Financial
Mining cost	US$/m3	7.23
Transportation cost	US$/ROM t	1.00

Processing cost	US$/ROM t	3.09
Reclaim/rehandle	US$/ROM t	Included in mining cost
Incremental in pit management	US$/ROM t	Included in mining cost
General and administrative cost	US$/ROM t	0.95
Dewatering	US$/ROM t	0.30
Wetlands mitigation cost	US$/ha	60,000
Stream mitigation cost	US$/ linear m	1,425
Royalty	%	5
Sales price rutile	US$/t	1,425
Sales price ilmenite	US$/t	340
Sales price rare earth concentrate	US$/t	10,678
Sales price zircon concentrate	US$/t	912
Mineral Reserves are reported on a run-of-mine basis at a 0.85% THM cut-off grade. The reference point for the Mineral Reserve estimate is material delivered to the process facilities. The Mineral Reserve estimate is based only on Measured and Indicated Mineral Resources. Inferred Mineral Resources were treated as waste and were not used to support Mineral Reserves or economic viability. The Titan DFS reports total Proven and Probable Mineral Reserves of 117.0 million metric tons at 3.2% THM containing approximately 3.7 million metric tons of THM at a 0.85% THM cut-off. Approximately 80% of the Mineral Reserve estimate is classified as Proven.
Titan Project Mineral Reserve Estimate

Unit	Grand Total ROM Metric Tons					THM assemblage
				THM	THM	Zircon	Rutile	Ilmenite	REE
	Proven	Probable	Total	(%)	(t)	(%)	(%)	(%)	(%)
Upper McNairy	24,565,000	2,415,000	26,980,000	2.3	620,000	6.2	6.2	23.6	0.2
Lower McNairy	68,740,000	21,307,000	90,047,000	3.43	3,086,000	12.7	10.5	48.3	1.9
Total	93,306,000	23,722,000	117,027,000	3.2	3,706,000	11.6	9.8	44.2	1.6
1.Mineral reserves are reported using the definitions set out in Regulation S-K 1300 and are current as at June 30, 2026. Mineral reserves are reported on a ROM basis.
2.The third-party firm responsible for the estimate is Marshall Miller & Associates, Inc.
3.Mineral reserves are reported within a finalized mine design pit shell that uses the key Optimization Parameters summarized in the table above.
4.Mineral reserves are reported above a COG of 0.85% THM.
5.Ilmenite includes leucoxene, pseudorutile, and ilmenite and REE includes monazite, xenotime, and unclassified REE.
6.Estimates have been rounded.

Mining Methods
The Titan mine plan contemplates conventional surface mining using excavators and articulated haul trucks. Mining activities are expected to be conducted by a mining contractor. Mining contractors are expected to provide mobile mining equipment, operating labor and related support equipment.
The mine plan supports an initial 14-year mine life based entirely on Proven and Probable Mineral Reserves. Phase 1 production is planned at approximately 3.5 million metric tons per year of run-of-mine ore during Years 1 through 4. Phase 2 production is planned at approximately 10.0 million metric tons per year of run-of-mine ore during Years 5 through 14.
Run-of-mine material is expected to be transported from the mining areas to the Wet Concentrator Plant using conveyor systems. Dewatered tailings and waste material will be progressively returned to mined-out pits for backfilling and rehabilitation, reducing the long-term surface footprint associated with tailings storage.

Mineral Processing and Metallurgical Testing
Metallurgical testwork completed in 2021 and 2023 supports the selected processing flowsheet. The testwork demonstrated that Titan mineralization is amenable to conventional mineral sands processing technologies and that saleable ilmenite, rutile, zircon concentrate and HREC products can be produced.
The process plant is divided across two principal sites: the Wet Concentrator Plant site and the Mineral Separation Plant and Rare Earth Plant site. The main process areas include the Mining Unit Plant, Feed Preparation Plant, Wet Concentrator Plant, Concentrate Upgrade Plant, Tailings Dewatering Circuit, Rare Earth Plant and Mineral Separation Plant.
The flowsheet uses conventional mineral sands technologies, including scrubbing, screening, desliming, wet gravity concentration, flotation, wet shaking tables, electrostatic separation and magnetic separation. The Rare Earth Plant is designed to recover an HREC that is heavy rare earth-dominant by value. The Mineral Separation Plant is designed to produce ilmenite, rutile and zircon products.
Metallurgical Recoveries and Product Quality
The overall performance estimates assume run-of-mine material containing approximately 3.2% in-size heavy mineral, including approximately 11.7% zircon, 9.8% rutile, 44.1% ilmenite and 1.6% rare earth elements within the heavy mineral assemblage, together with approximately 1.3% oversize material (>600 microns) and 14.8% slimes (<44 microns).
These overall performance estimates used the modelled grades and recoveries, as well as data estimated from metallurgical testwork for distribution of TiO2 between ilmenite/leucoxene and rutile and ratio of CeO2 to TREO, and are outlined below:
Metallurgical Recovery and Product Quality Summary

Product	Recovery	Product Quality
Rutile	64.3%	91.1% TiO2
Ilmenite	80.7%	62.5% TiO2
HREC	91.4%	61.4% TREO
Zircon concentrate	91.8%	34.4% ZrO2

Titan HREC Estimated TREO Distribution (%)

CeO₂	Dy₂O3	Er₂O3	Eu₂O3	Gd₂O3	Ho₂O3	La₂O3	Lu₂O3	Nd₂O3	Pr₆O11	Sc₂O3	Sm₂O3	Tb₄O7	Tm₂O3	Y₂O3	Yb₂O3	TREO
25.15	0.90	0.39	0.16	1.49	0.16	11.72	0.04	11.30	3.08	0.004	2.05	0.20	0.05	4.39	0.32	61.40
Infrastructure

The planned Project infrastructure includes mining areas, conveyor systems, Wet Concentrator Plant, Mineral Separation Plant, Rare Earth Plant, water systems, electrical systems, process and non-process infrastructure, administration and maintenance facilities, laboratories and product handling facilities.
The Wet Concentrator Plant and mining pits are located in Benton and Carroll Counties, Tennessee, with the proposed Wet Concentrator Plant located in Carroll County. The proposed Rare Earth Plant and Mineral Separation Plant are located in Benton County outside the municipal limits of Camden. The distance between the Wet Concentrator Plant and the Rare Earth Plant / Mineral Separation Plant site is approximately 29 kilometers using county, state and U.S. routes.
The Project is expected to use existing regional infrastructure where available. Electricity is expected to be supplied via 161-kV transmission infrastructure near the Project area. The Company intends to evaluate renewable power options from regional power suppliers. Water is expected to be sourced from a combination of surface water and groundwater inflows, with potable water supplied through a well at the Wet Concentrator Plant site and municipal water at the Mineral Separation Plant site.

Market Studies and Product Pricing

Market analysis and commodity price projections provided by IperionX are derived from independent third-party market studies. Titanium and zircon mineral sands market conditions and price forecasts are based on the Titanium Feedstock Price Forecast (Issue 3, 2025) prepared by TZ Minerals International Pty Ltd (TZMI). HREC pricing is based on the IperionX Rare Earth Concentrate Calculations (April 2026) prepared by Argus Media and Expected Payability for Rare Earth Concentrates from IperionX's Titan Project (April 30, 2026) prepared by Mine Value Partners. Magnet rare earth oxide supply and demand data referenced in this sub-section are based on the ‘Rare Earth Magnet Market Outlook to 2040’ report (Q4 2025) prepared by Adamas Intelligence.
The Titan DFS describes Titan as strategically significant to U.S. critical minerals supply chains because it is expected to produce titanium minerals, zircon and rare earth products from a domestic U.S. mineral resource base. The Project’s HREC contains strategically important rare earth elements, including dysprosium, terbium and yttrium.
Titan Product Prices

Titan Product Prices used in economic analysis	Value (US$/t)(1)
Rutile LOM Average Price	1,471
Ilmenite LOM Average Price	353
HREC LOM Average Price	41,759
Zircon Concentrate LOM Average Price	829
Note:
(1) Real 2026 terms

Environmental, Permitting and Social Considerations

Environmental baseline studies were completed between 2020 and 2025 and included wetland delineation, hydrologic field work, threatened and endangered species habitat surveys, cultural resources background research, groundwater and surface water studies, waste and tailings characterization and other environmental studies.
The Tennessee Department of Environment and Conservation granted the Company a Surface Mining Permit (OM-70711-01) and a National Pollutant Discharge Elimination System Permit (TN0070711) on August 14, 2023. The Surface Mining Permit is a five-year permit and will require renewal and updates, with the first renewal required by August 14, 2028. The Titan DFS states that the Mineral Separation Plant and Rare Earth Plant are not currently permitted and will require additional permits and authorizations.
The Company expects that existing permits and agency approvals will require modification to incorporate the full mine plan. Additional permits and approvals may be required under federal, state and local laws, including those relating to wetlands, streams, water discharge, air emissions, endangered species, cultural resources, water withdrawal, construction and industrial stormwater and mine reclamation.
The waste and tailings disposal plan is integrated with the mine plan. Tailings are expected to be filtered and placed as backfill into mined-out pits as mining progresses, supporting progressive reclamation and reducing the long-term surface disturbance footprint.
Capital Costs
The Titan DFS capital cost estimate was prepared in accordance with the Project’s phased development approach and is reported in U.S. dollars. The estimate is described as a Class 3 estimate with a target accuracy range of ±15% and includes a nominal 10% contingency allowance applied to the direct and indirect costs of the design and supply estimate. Total Project capital is estimated at $381.3 million, consisting of Phase 1 capital of $228.1 million and Phase 2 incremental capital of $153.2 million.

Capital Cost Summary

Item	Phase 1 400 tph(1) (US$)	Phase 2 Incremental 800 tph (US$)	Total Phase 1 + Phase 2 (US$)
Direct Costs
1000 - Site Wide - Mining	23,237,857	347,042	23,584,929
1000 - Site Wide - Non process infrastructure	18,316,630	-	18,316,630
1000 - Site Wide - Balance of Scope	18,499,189	3,191,001	21,690,190
2000 - Feed Preparation Plant	10,086,726	15,587,107	25,673,833
3000 - Wet Concentrator Plant	44,143,921	62,212,480	106,356,401
4000 - Mineral Separation Plant	25,058,422	33,435,617	58,494,039
5000 - Rare Earth Plant	33,181,069	1,240,555	34,421,625
8000 - Mining Unit Plant	1,304,793	2,133,248	3,438,041
Direct Costs Sub-total	173,828,608	118,147,079	291,975,688
Indirect Costs
EPCM	22,414,018	14,663,588	37,077,606
Temporary Facilities and Services	2,240,370	1,247,800	3,488,170
Vendor's ME Installation Assistance	250,000	190,000	440,000
Contractor's Pre-Commissioning Assistance	186,342	244,769	431,111
Commissioning & Testing	1,898,000	1,620,320	3,518,320
Spare Parts	928,893	1,196,017	2,124,910
First Fills	143,330	223,407	366,737
Indirect Costs Sub-total	28,060,953	19,385,901	47,446,854
TOTAL No CONTINGENCY nor OWNER'S COSTS	201,889,562	137,532,980	339,422,542
Owner's Costs	5,598,338	1,637,627	7,235,964
Contingency	20,638,419	14,027,432	34,665,851
TOTAL CAPEX 400tph and 800tph	228,126,319	153,198,038	381,324,357
Notes:
(1) metric tons per hour (tph)
Totals may not sum due to rounding.

Operating Costs
Operating cost estimates include mining, process plant operations, product transport and royalties. The operating cost estimate was prepared in U.S. dollars and has an expected accuracy of ±15%. Average Phase 1 operating costs are estimated at $13.31 per metric ton of ore. Average Phase 2 operating costs are estimated at $10.57 per metric ton of ore, reflecting the benefits of increased production scale.
Contingency
A nominal 10% contingency allowance was applied to the direct and indirect costs of the design and supply estimate. Contingency was not added to budget-estimate items. This allowance represents contractor’s contingency applicable to a fixed-price design and supply contract and sits outside of Owner’s contingency risk. Total contingency included in the capital cost estimate is approximately $34.7 million (Phase 1: $20.6 million; Phase 2 incremental: $14.0 million).

Operating Cost Summary

Operating Costs	US$/year		US$/t ore
	Phase 1 Average	Phase 2 Average	Phase 1 Average	Phase 2 Average
Mining	21,505,614	64,334,874	6.32	6.22
Process Plant	15,520,852	27,967,350	4.56	2.70
Product Transport	3,558,600	8,900,738	1.05	0.86
Royalties	4,747,628	8,052,134	1.39	0.78
Total Operating Costs	45,332,694	109,255,096	13.31	10.57
Note: Totals may not sum due to rounding.

Economic Analysis

The economic analysis in the Titan DFS was prepared on an unlevered basis and assumes 100% equity financing. All financial results are expressed in real U.S. dollars. A real discount rate of 8% was applied. The analysis used product pricing derived from external market studies and Company analysis.
The Titan DFS reports that the Project generates approximately $1.93 billion of free cash flow over the life of mine and total EBITDA of approximately $2.80 billion. The after-tax financial model yields an NPV at an 8% discount rate (NPV8) of $813 million, an after-tax internal rate of return of 39.4% and an after-tax payback period of 3.63 years.
The Project is most sensitive to product pricing and grade, followed by operating costs and capital costs. Actual financial outcomes may differ materially from the feasibility study results due to changes in product prices, capital costs, operating costs, permitting conditions, financing terms, tax assumptions, metallurgical recoveries, production rates, construction schedule and other factors.
Feasibility Study Financial Results

DFS Financial Results	UoM	Value
Total EBITDA	US$ million	2,804
Pre-Tax NPV8	US$ million	1,016
Pre-Tax IRR	%	42.6
Pre-Tax Payback Period	Year	3.49
After-Tax NPV8	US$ million	813
After-Tax IRR	%	39.4
After-Tax Payback Period	Year	3.63
NPV/Initial Capital	US$	3.56
NPV/Total Capital	US$	2.13

Principal Risks and Uncertainties

The Titan Project is subject to risks typical of mineral development projects. The most significant risks include commodity price volatility; changes to market demand and product payability; permitting delays or conditions; uncertainty regarding wetlands, streams, water management and environmental compliance; contractor performance; availability of sufficient electrical power for the Phase 2 expansion; process performance, particularly in desliming, tailings dewatering and mineral separation; cost escalation; logistics constraints; supply chain availability; construction execution; financing availability; and changes in law, regulation, taxation or government policy.
The Titan DFS specifically identifies risks relating to potential commodity pricing declines, water discharge compliance, mining contractor underperformance, permitting or mitigation measures associated with streams and wetlands, Tennessee Valley Authority power availability, desliming circuit performance, high slimes material affecting throughput, and the ability to maintain appropriate building temperature and humidity for mineral separation plant performance.

Development of Titan remains subject to final investment decision, securing financing on acceptable terms, completion of detailed engineering, procurement and construction planning, receipt or modification of required permits and approvals, successful construction and commissioning, and achievement of expected operating performance.
Opportunities
The Titan DFS identifies several project opportunities, including potential expansion of property holdings, upgrading Inferred Mineral Resources through additional drilling and mining study work, review of floodplain buffer allocations, potential variation of cut-off grade to optimize annual run-of-mine tonnage, expansion of optimized pit shells under different revenue factor assumptions, and additional resource potential in areas outside the current Study Area.
Processing opportunities include further modularization, optimization of piping pre-assembly and pipe rack design, additional logistics and transport studies, and further confirmatory metallurgical testwork to support detailed design, vendor guarantees and execution readiness.
Historic Pricing
Historic and forecast product prices ($/t, 2026 real terms, rounded).

Product	Historic 2021 – 2025* (annual average, US$/t)	Forecast 2028 – 2042* (annual average US$/t)
Rutile	1,335	1,471
Chloride Ilmenite	318	353
Zircon (premium)	1,818	1,907
*Source: Argus Media and TZMI. Historic prices converted to real 2026 U.S. dollars. Forecast averages derived from TZMI (Issue 3, 2025) base case. Zircon prices were used to calculate zircon concentrate prices.

Historic and forecast individual REO prices ($/kg, 2026 real terms, rounded).

Rare Earth Oxide	Historic 2021 – 2025* (annual average US$/kg)	Forecast 2028 – 2042* (annual average US$/kg)
La₂O₃	1.0	0.70
CeO₂	1.3	2.24
Pr₆O₁₁	93.7	158.64
Nd₂O₃	97.3	151.98
Sm₂O₃	2.6	7.65
Eu2O3	30.1	17.32
Gd₂O₃	46.4	692.41
Tb₄O₇	1,429	3,462
Dy₂O₃	355	952.07
Ho₂O₃	123	73.99
Er₂O₃	45.9	66.14
Yb₂O₃	15.5	20.53
Lu₂O₃	871	1,074
Y₂O₃	8.2	778.96
*Source: Historic REO prices from Argus Media (2021-2025 annual averages, real 2026 US dollars); Forecasted prices from Argus Media, IperionX Rare Earth Concentrate Calculations (April 2026), 2028-2042 simple average with 2041-2042 held flat at 2040 values.
Qualified Persons and Technical Report Summary Reference
The Titan DFS was prepared by Marshall Miller & Associates, Inc., Karst Geo Solutions, LLC, Mineral Technologies Pty Ltd and Primero Group Americas Inc. Marshall Miller & Associates, Inc. fulfilled the role of report integrator and was responsible for Mineral Resource and Mineral Reserve estimates, mine planning and mining cost estimation. Karst Geo Solutions, LLC was responsible for exploration results. Mineral Technologies Pty Ltd was responsible for mineral processing and metallurgical testing, with Etienne Raffaillac, MAusIMM acting as individual QP for the processing sections. Primero Group Americas Inc. was responsible for non-process infrastructure, related cost estimates and integration of the financial model.
The technical disclosure contained in this section is derived from the Titan DFS and should be read together with the complete Titan DFS, which is incorporated by reference as an exhibit to this annual report. Each QP is responsible only for the technical disclosure within such QP’s area of responsibility as set forth in the Titan DFS.
Cautionary Note Regarding Forward-Looking Technical Information
The Mineral Resource estimates, Mineral Reserve estimates, production targets, mine plan, metallurgical recovery assumptions, product specifications, capital cost estimates, operating cost estimates, economic analysis, development schedule and other technical information regarding Titan include forward-looking statements. These statements are based on assumptions contained in the Titan DFS and are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied.
Factors that could cause actual results to differ materially include changes in geological interpretation; changes in Mineral Resource and Mineral Reserve estimates; uncertainty regarding mining conditions; metallurgical performance; construction and commissioning performance; product pricing; product payability; capital and operating costs; inflation; foreign exchange; permitting, regulatory and environmental requirements; availability and terms of financing; contractor performance; supply chain disruption; availability of power, water, labor and equipment; weather events; and other risks described under “Risk Factors” and elsewhere in this annual report.

The Company does not undertake any obligation to update forward-looking technical information except as required by applicable securities laws.
Comparison of mineral resources as of June 30, 2026 and June 30, 2025
During fiscal 2026, the Company completed the Titan DFS and reported its maiden Proven and Probable Mineral Reserve estimate of 117.0 Mt at 3.2% THM. No Mineral Reserves were reported in the prior year. The Mineral Reserve estimate was derived from portions of the Measured and Indicated Mineral Resources following application of the modifying factors and feasibility-level technical and economic analysis described in the Titan Project Technical Report Summary.
The Company's Mineral Resources, which are reported exclusive of Mineral Reserves in accordance with S-K 1300 of Regulation S-K, decreased from 431 Mt at 2.2% THM in the prior year (when no Mineral Reserves had been declared) to 296.9 Mt at 1.8% THM as of June 30, 2026. The decrease was primarily attributable to the conversion of a portion of the Measured and Indicated Mineral Resources to Mineral Reserves following completion of the DFS. Additional changes resulted from updates to the geological model, mineral assemblage data, resource estimation methodology and resource classification criteria incorporated into the June 2026 Mineral Resource estimate.
The updated estimate also introduced a Measured Mineral Resource category of 96.9 Mt at 1.5% THM and revised the distribution of metric tons among the Measured, Indicated and Inferred classifications based on the QPs' assessment of geological confidence and continuity. There was no depletion attributable to mining activities as the Titan Project was not in production during the reporting period.

Comparison of Current and Prior Year Mineral Resource and Mineral Reserve Estimates (exclusive of reserves)

Category	June 30, 2026	Prior Year	Explanation of Material Change
Measured Mineral Resource (exclusive of reserves)	96.9 Mt at 1.5% THM	Nil / N.A.
Initial classification of Measured Mineral Resources following completion of the June 2026 DFS and incorporation of updated geological modeling, mineral assemblage data and resource classification criteria.

Indicated Mineral Resource (exclusive of reserves)	102.2 Mt at 2.0% THM	241 Mt at 2.2% THM
Decrease reflects conversion of portions of the Indicated Mineral Resource to Mineral Reserves together with reclassification based on updated geological interpretation and resource modeling completed for the June 2026 DFS.

Total Measured + Indicated Mineral Resource (exclusive of reserves)	199.0 Mt at 1.8% THM	241 Mt at 2.2% THM	Change reflects reserve conversion and revisions arising from updated geological modeling, mineral assemblage data and resource classification associated with the June 2026 DFS.
Inferred Mineral Resource (exclusive of reserves)	97.8 Mt at 1.8% THM	190 Mt at 2.2% THM
Decrease reflects updated geological interpretation, resource estimation methodology and reclassification of certain areas supported by additional technical information incorporated into the June 2026 DFS.

Total Mineral Resource (exclusive of reserves)	296.9 Mt at 1.8% THM	431 Mt at 2.2% THM
Decrease primarily reflects conversion of Measured and Indicated Mineral Resources into newly established Mineral Reserves, together with revisions resulting from updated geological modeling, mineral assemblage data and resource classification. Mineral Resources are reported exclusive of Mineral Reserves.

Proven Mineral Reserve	93.3 Mt	Nil / N.A.	Maiden Proven Mineral Reserve estimate established following completion of the June 2026 DFS and application of modifying factors to Measured Mineral Resources.
Probable Mineral Reserve	23.7 Mt	Nil / N.A.	Maiden Probable Mineral Reserve estimate established following completion of the June 2026 DFS and application of modifying factors to Indicated Mineral Resources.
Total Proven + Probable Mineral Reserve	117.0 Mt at 3.2% THM	Nil / N.A.	Reflects establishment of the Company's first Mineral Reserve estimate following completion of the June 2026 DFS. No Mineral Reserves were reported in the prior year.
Note: Totals may not sum due to rounding.
Mineral resource internal controls
We maintain internal controls and procedures designed to support the preparation, review and documentation of the information used in the estimation of our Mineral Resources and Mineral Reserves. Geological, geotechnical, metallurgical, mining, environmental, permitting and economic data utilized in resource and reserve estimation are reviewed by appropriately qualified personnel, including QPs engaged by us, and are subject to established internal review and peer-review processes.
QPs evaluate the appropriateness of the assumptions, methodologies, input parameters and modifying factors used in the estimation and classification of Mineral Resources and Mineral Reserves and assess whether such estimates are reasonable based on the available data and prevailing technical and economic conditions.
Mineral Resource and Mineral Reserve estimates are inherently uncertain and are based on the interpretation of geological data, sampling results, engineering analyses, commodity price assumptions, operating and capital cost estimates, recovery assumptions and other factors that may prove to be inaccurate. Inferred Mineral Resources have the lowest level of geological confidence and may not be converted to Mineral Reserves. In addition, Mineral Reserves are based on the application of modifying factors and assumptions that may change over time.

As additional information becomes available through exploration, development, mining operations, technical studies or changes in economic, regulatory, environmental or market conditions, Mineral Resource and Mineral Reserve estimates may be revised. Any material reduction in our Mineral Resources or Mineral Reserves, or a failure to realize the estimated grade, tonnage, recovery rates or economic assumptions underlying such estimates, could adversely affect our business, financial condition, results of operations, cash flows and future profitability.
Exploration and development plans
During the next twelve months, we may undertake further drilling to expand and increase confidence in the Titan Project deposit, as well as further metallurgical test work, hydrology and geotechnical studies, and the integrated Atlas-Titan economic assessment targeted for completion by the end of 2026, which may result in updates to our Mineral Resource and Mineral Reserve estimates.
The Titan DFS, which is current as at June 30, 2026, is incorporated by reference as an exhibit to this annual report on Form 20-F and supports our Mineral Resource and Mineral Reserve estimates. The Titan DFS demonstrates the Titan Project’s potential to be a domestic U.S. producer of titanium minerals, zircon concentrate and heavy rare earth concentrate for U.S. defense, permanent magnet, advanced manufacturing and titanium metal supply chains.
Following completion of the DFS, our project execution strategy is centered on a modular plant delivery approach designed to optimize schedule, cost certainty, and risk management. Subject to a Final Investment Decision, activities will progress through permitting, financing, and detailed engineering, with priority placed on early finalization of modular design packages to support off-site fabrication. Module fabrication and assembly will be undertaken in parallel with site civil works and infrastructure development, enabling a streamlined construction phase through staged delivery and rapid on-site installation. We will also prioritize long-lead equipment procurement and integrated logistics planning to ensure alignment between fabrication, transport, and site readiness. This approach is expected to reduce overall construction duration and facilitate efficient commissioning and ramp-up to steady-state operations, while maintaining appropriate contingencies and interface management across all workstreams.
Subject to market conditions and our ability to obtain financing and the required permits and approvals, our business plan for the Titan Project is to become a strategic, U.S. domestic source of high-quality and sustainable titanium and other critical mineral feedstocks, including rare earths, to the U.S.
We plan to effect our business plan as described in “Item 4. Information on the Company - B. Business Overview - Exploration and Development Plans.”
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
Our financial statements for fiscal 2026 are presented in U.S. dollars and have been prepared in accordance with IFRS.
This annual report includes consolidated financial statements for the years ended June 30, 2026, 2025, and 2024. However, as permitted by Instruction 6 to Item 5 of Form 20-F, a discussion of the year ended June 30, 2025 and 2024 has been omitted because such discussion was already included in Item 5 of IperionX’s annual report on Form 20-F for the year ended June 30, 2025.

Business Strategy
IperionX is building a leading American titanium metal and critical material company - using patented titanium technologies to produce high performance titanium alloys, from titanium minerals or scrap titanium, at lower energy, cost and carbon emissions.
We are no longer seeking to establish whether HAMR™ can produce high-quality titanium at commercial scale; we are focused on how quickly and reliably we can ramp production, convert powder into qualified products and build recurring customer revenues. Following year-end, we strengthened the balance sheet through a capital raise, completed the Atlas acquisition and announced our intention to pursue a U.S. redomiciliation, subject to the required approvals, to align our corporate structure with our American operations and growth strategy. What makes IperionX unusual is the combination of proven breakthrough technology, a government-backed scale-up pathway, a domestic feedstock strategy, high-performance customer products and a second, high-value critical-minerals platform. These capabilities reinforce one another and provide multiple pathways to create long-term value.
Our commercial strategy prioritizes high-value, repeat-order products for which incumbent titanium supply chains are expensive, slow and material-intensive. Fasteners, impellers, track pins, brackets, gears, enclosures, plate and other products are attractive because IperionX's low-cost domestic powder and near-net-shape manufacturing can reduce machining, shorten lead times and generate materially less titanium waste while delivering high performance.
Customer programs advanced from material samples into finished-component testing, prototype purchase orders and funded scale-up development. U.S. Army and independent testing validated IperionX fasteners above comparable Society of Automotive Engineers (SAE) Grade 8 steel and standard aerospace titanium benchmarks. We also advanced programs with Carver Pump, American Rheinmetall, Ford and consumer-electronics customers. The U.S. Army extended the fastener program through a prototype purchase order for the Joint Light Tactical Vehicle (JLTV) and associated trailer. In addition, the U.S. Army extended funding for scaling production of a range of titanium mill products and components. This is the commercialization pathway: prove performance, qualify the product, establish repeatable manufacturing and convert validated programs into recurring production.
We plan to effect our business plan as described in “Item 4B. Information on the Company – Strategies.”
A.Operating Results
Financial Overview of IperionX
The following discussion relates to our consolidated results of operations, financial condition and capital resources. You should read this discussion in conjunction with our consolidated financial statements and the notes thereto incorporated by reference in this annual report.

	Year ended June 30, 2026	Year ended June 30, 2025
	US$	US$
Continuing operations
Research and development costs	(25,193,985)	(12,748,973)
Exploration and evaluation expenses	(5,380,636)	(2,894,369)
Corporate and administrative expenses	(25,917,366)	(10,686,376)
Business development expenses	(4,049,905)	(3,373,992)
Share-based payment expenses	(9,166,334)	(9,568,191)
Finance income	1,871,307	3,550,633
Finance costs	(3,465,223)	(306,250)
Other income and expenses	4,534,380	678,843
Loss before income tax	(66,767,762)	(35,348,675)

Year Ended June 30, 2026 Compared to Year Ended June 30, 2025
Research and development expenses
Research and development expenses encompass expenditures incurred by the Company in connection with the research and development of the Company’s titanium processing technologies, including salaries and related personnel expenses, subcontractor expenses, patent registration expenses, materials, and other related research and development expenses associated with processing operations.
Research and development costs have increased by $12.4 million from $12.7 million for fiscal 2025 to $25.2 million for fiscal 2026 principally due to increased staff costs and overheads to support our increased processing operations at our IPF in Utah and our TPF and AMC in Virginia, including commercialization and scale-up activities, materials, development of the GenX™ next-generation continuous HAMR™ platform, expansion of manufacturing capabilities and advancement of customer qualification programs.
Exploration and evaluation expenses
Exploration and evaluation expenses encompass expenditures incurred by the Company in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource are demonstrable (other than costs associated with acquiring our exploration properties, which are capitalized), including drilling and sampling costs, technical and engineering studies, permitting costs and overhead costs associated with maintaining our exploration headquarters.
Exploration and evaluation expenses increased by $2.5 million from $2.9 million for fiscal 2025 to $5.4 million for fiscal 2026 principally due to an increase in technical and engineering work associated with the Titan Project.
Corporate and administrative expenses
Corporate and administrative expenses encompass overhead costs, such as maintaining our corporate headquarters, public company costs, audit and other fees for professional services, IT licenses and legal compliance.
Corporate and administrative expenses increased by $15.2 million from $10.7 million for fiscal 2025 to $25.9 million for fiscal 2026, principally reflecting increased personnel and employee-related costs, ERP system implementation and process enhancement initiatives, higher professional fees related to legal, audit, accounting and regulatory compliance matters, additional corporate infrastructure and overhead expenses required to support the continued growth, operational scale-up and strategic initiatives of the Company during fiscal 2026, and a non-recurring non-cash expenditure settled with share issuance.
Business development expenses
Business development expenses encompass costs of our customer engagement expenses, our secondary listing on Nasdaq, our investor relations expenses, including costs for press releases, maintenance of the Company’s website and our other investor marketing and information initiatives, and other fees for corporate advisory services.
Business development expenses increased by $0.7 million from $3.4 million for fiscal 2025 to $4.0 million for fiscal 2026. The nature and level of business development expenses remained largely consistent between both financial periods.
Share-based payment expense
Share-based payment expense encompasses expenses incurred by the Company in connection with ordinary shares, Restricted Stock Units, Unlisted Options and Performance Rights granted by the Company to officers, employees, consultants and other key advisors as part of remuneration and incentive arrangements.
Share-based payment expenses from such remuneration arrangements decreased by $0.4 million from $9.6 million for fiscal 2025 to $9.2 million for fiscal 2026, principally due to the ongoing expensing of existing equity awards over their vesting period and the decision to grant approximately 10.2 million additional equity awards during fiscal 2025 to secure the services of directors, employees and consultants to support our continued growth.

Finance income
Finance income encompasses interest income and foreign exchange gains.
Finance income decreased by $1.7 million from $3.6 million for fiscal 2025 to $1.9 million for fiscal 2026, principally due to a decrease of $1.3 million in foreign exchange gain related to transactions denominated in currencies other than the functional currency for each of our subsidiaries. In addition, we had a decrease of interest income of $0.3 million due to our decreased cash balances. We expect our foreign currency exchange gains and losses to continue to fluctuate in the future as foreign currency exchange rates change.
Finance costs
Finance costs encompass interest expenses and foreign exchange losses.
Finance costs increased by $3.2 million from $0.3 million for fiscal 2025 to $3.5 million for fiscal 2026, principally due to an increase of $3.2 million in foreign exchange losses related to transactions denominated in currencies other than the functional currency for each of our subsidiaries.
Other income and expenses
For fiscal 2026, we had $4.6 million in other income primarily related to income from the U.S. DoW for reimbursements for expenditures related to the Titan Project DFS in conjunction with the IBAS agreement. See Note 1(aa) to our audited consolidated financial statements for fiscal 2026, included in this annual report. The income was offset by a loss of $0.1 million relating to certain property, plant and equipment. For fiscal 2025, we had other income of $0.9 million principally from the IBAS program noted above, which was offset by a loss of $0.3 million relating to certain plant and equipment.
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
Sources and Uses of Liquidity
We have commenced commercial titanium manufacturing operations but have not yet achieved production volumes sufficient to generate significant revenue or positive operating cash flow and expect to continue to incur losses during the research and development of our metals technologies, the commissioning and scale-up of our metals production facilities, and the exploration and evaluation of our mineral properties. Our operations have been financed by proceeds from issuances of ordinary shares and government funding.
At June 30, 2026, we had cash reserves of $35.2 million and net assets of $88.3 million. Our primary use of cash currently comprises the research and development of our metals technologies, the commissioning and scale-up of our metals production facilities, the exploration and evaluation expenditures relating to our mineral properties in the U.S. and administrative and corporate costs.
On July 7, 2026, we completed the placement of 2,275,000 new fully paid ADSs; each representing 10 ordinary shares, to raise gross proceeds of approximately $50 million before costs.
We incurred net losses of $66.8 million and $35.3 million for fiscal 2026 and fiscal 2025, respectively. We incurred net cash outflows from operating and investing activities of $63.5 million and $46.1 million for fiscal 2026 and fiscal 2025, respectively. We believe that we will continue to incur net losses until such time as we commence commercial scale production of titanium metals and/or critical minerals.

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
Funding Requirements and Capital Expenditures
Our capital expenditures amounted to $19.0 million for fiscal 2026 and $17.6 million for fiscal 2025 which represents the purchase of property, plant, and equipment and exploration and evaluation properties.
Using our technologies, we have now transitioned to be a commercial producer of titanium metal products in the U.S. Titanium powder production commenced in 2024 and, by 2025, nameplate capacity has increased by 60% from 125 metric tons per year (tpa) to 200 tpa, driven by operational and technology process improvements with no additional capex.
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
Through June 30, 2026, the Company has used government funds primarily to acquire equipment used to produce titanium powder from recycled sources of scrap at the construction site. The assets acquired are designed to establish, outfit and operationalize the TPF in accordance with the Statement of Work included in the DPA agreement. Although these assets are integral to the operation of the TPF, in the scenario in which the U.S. government does not relinquish these assets to the Company at the end of the agreement, the Company would seek to acquire or lease such equipment from the U.S. government, replace such equipment with new equipment using the Company’s existing cash reserves, or consider other options. See “Item 3. Key Information – D. Risk Factors - Risks Related to Our Business - Some of our assets used in the TPF are acquired with federal government funds. The U.S. government holds the title with respect to such assets.”
In February 2025, the Company was awarded up to $47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The program will be matched with $49.2 million in funding by IperionX, for a total funding amount of $96.3 million. This funding aims to bolster the U.S. defense industrial base by developing a fully integrated, low-cost titanium supply chain sourced domestically. The project scope under the IBAS program had been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium

Manufacturing Campus. As part of the initial phase, the DoW obligated $5.0 million, and IperionX contributed $1.0 million, to expedite the Titan Project in Tennessee to ‘shovel-ready’ status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as “Other income and expenses” in the consolidated statements of profit or loss and other comprehensive income (loss), once all conditions for reimbursement are met.
The DoW obligated an additional $12.5 million in August of 2025, $25.0 million in September of 2025 and $4.6 million in January of 2026, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to approximately 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus.
As of June 30, 2026, the Company has incurred costs of $5.0 million toward the Titan Project DFS and has requested reimbursements from U.S. DoW in the amount of $4.1 million (2025: $0.9 million) which is recognized as “Other income and expenses” in the consolidated statements of profit or loss and other comprehensive income. We have received cash reimbursements from the U.S. DoW of $4.6 million during the twelve months ended June 30, 2026 (2025: $0.1 million).
We retain optionality to expand the capacity of the TPF to approximately 1,400 tpa of angular titanium powder. Comprehensive engineering, commercial, and financial studies are underway to review potential product mix, production scale, and associated capital and operational expenditures at higher production levels. If we ultimately decide to expand the capacity of the TPF to approximately 1,400 tpa, this will require additional funds, which may require future debt, government or equity financings.
If we make a Final Investment Decision to develop the Titan Project, this will require substantial additional funding, which may require future debt or equity financings or joint venture partnership.
Cash Flows
The following table summarizes our sources and uses of cash for the years ended June 30, 2026 and 2025:

	Year ended June 30, 2026	Year ended June 30, 2025
	US$	US$
Net cash provided by (used in):
Operating activities	(44,954,662)	(21,797,685)
Investing activities	(18,561,056)	(24,277,010)
Financing activities	43,181,569	67,991,632
Net (decrease) increase in cash and cash equivalents	(20,334,149)	21,916,937
Operating Activities
For fiscal 2026, net cash used in operating activities was $45.0 million ($21.8 million for 2025). Net cash used in operating activities represents payments to suppliers and employees and interest paid and received.
Investing Activities
For fiscal 2026, net cash used in investing activities was $18.6 million ($24.3 million for 2025). Net cash used in investing activities represents the purchase of exploration and evaluation properties, the purchase of property, plant and equipment, and payments related to the IP acquisition.
Financing Activities
For fiscal 2026, net cash provided by financing activities was $43.2 million ($68.0 million for 2025). Net cash provided by financing activities primarily represents proceeds and costs from the issuance of ordinary shares, and payment of the principal portion of lease liabilities.

Off-balance sheet arrangements
During fiscal 2026 and 2025, we did not have any off-balance sheet arrangements.
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
D.Trend Information
Key trends affecting our operating results and capital requirements include the ramp-up of titanium manufacturing operations in Virginia, customer qualification activity, expansion of titanium production and downstream manufacturing capacity, inventory associated with commercial operations, completion of the Titan Project DFS, establishment of Proven and Probable Mineral Reserves, and advancement of the Atlas-Titan integration strategy. Our future operating results will depend in part on our ability to execute these initiatives, achieve targeted production rates and yields, qualify products with customers, secure additional financing and, if approved, advance development of the Titan Project.
E.Critical Accounting Policies and Estimates
See Note 1 to our audited consolidated financial statements for fiscal 2026, included in this annual report.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A.Directors and Senior Management
The following discussion sets forth information regarding our directors and executive officers as of the date of this annual report on Form 20-F. In accordance with the ASX Listing Rules, a Director (other than the Managing Director) must not hold office, without re-election, past the third annual general meeting following the Director’s appointment or three years, whichever is longer. The following table lists the names of our directors and executive officers. The business address for each director and member of senior management is c/o Level 5, 56 Pitt Street, Sydney NSW 2000, Australia.

Name	Age	Position
Todd W. Hannigan	52	Executive Chairman
Anastasios (Taso) Arima	42	Chief Executive Officer and Managing Director
Lorraine M. Martin	64	Lead Independent Non-Executive Director
Vaughn W. Taylor	41	Independent Non-Executive Director
Tony Tripeny	67	Independent Non-Executive Director
Melissa G. Waller	56	Independent Non-Executive Director
Beverly M. Wyse	63	Independent Non-Executive Director
Michael J. Loparco	55	Independent Non-Executive Director (appointed August 3, 2026)
Toby E. Symonds	57	President and Chief Strategy Officer
W. Scott Sparks	64	Chief Operating Officer
Dominic P. Allen	42	Chief Commercial Officer
Marcela R. Castro	54	Chief Financial Officer
Note: Unless otherwise stated, Directors held their office from July 1, 2025 until the date of this report. Board Committee composition noted below was effective as of August 3, 2026.
Todd Hannigan (52 years of age) – Executive Chairman
Mr. Hannigan was appointed as Non-Executive Chairman of IperionX on February 1, 2021, and as Executive Chairman on May 24, 2021.
Todd Hannigan has over 29 years of global experience in natural resources as company founder, chief executive officer, private capital investor and non-executive director. Mr. Hannigan has worked internationally in the natural resources sector including for Piedmont Lithium Inc., Aston Resources, Hanson PLC and BHP Billiton. Mr. Hannigan holds a Bachelor of Engineering (Mining) from The University of Queensland and an MBA from INSEAD.
Other Public Directorships:
•Brazilian Rare Earths (January 2023 – present)
•Alurion Resources Limited (May 2026 - present)
Anastasios (Taso) Arima (42 years of age) – Chief Executive Officer and Managing Director
Mr. Arima is a founder of IperionX and was appointed as Executive Director on December 1, 2020, and as Managing Director and CEO of the Company on March 1, 2021.
Anastasios (Taso) Arima has over 16 years of experience in founding and developing critical material companies in North America. Mr. Arima was a founder and director of Piedmont Lithium and was instrumental in the development of the company. Mr. Arima attended the University of Western Australia and earned a Bachelor of Commerce whilst studying for a Bachelor of Engineering.
Other Public Directorships: InVert Graphite Limited (November 2021 – present)

Lorraine M. Martin (64 years of age) – Lead Independent Non-Executive Director
President and CEO of the National Safety Council
IperionX Director since September 13, 2021
Lorraine M. Martin is a director, President and CEO of the National Safety Council, serving in this position since June 2019. She is also co-founder and President of Pegasus Springs Foundation, a non-profit organization focused on education and mentoring. Ms. Martin is the retired Executive Vice President and Deputy of Rotary and Mission Systems (“RMS”) for Lockheed Martin Corporation, a global aerospace, defense, security and advanced technologies company. Prior to RMS, Ms. Martin was Executive Vice President and General Manager for the F-35 Lightning II Program for Lockheed Martin Aeronautics Company. Her leadership of the F-35 program earned Pentagon recognition for reducing program costs while increasing production and fielding more aircraft worldwide. She joined Lockheed Martin in 1988 and during her tenure, held a variety of high visibility leadership positions across the corporation. Prior to joining Lockheed Martin, she served as an officer in the U.S. Air Force, holding various leadership positions for software intensive technology and development programs. She has a Master of Science degree in Computer Science from Boston University and a Bachelor of Arts degree in Computational Mathematics from DePauw University.
Other Public Directorships: Kennametal Inc. (July 2018 – present)
IperionX Board Committees: Lead Independent Director, Nominating and Governance Committee
Vaughn Taylor (41 years of age) – Independent Non-Executive Director
Former Executive Director and Chief Investment Officer of AMB Capital Partners
IperionX Director since March 3, 2021
Vaughn Taylor previously served as Executive Director and Chief Investment Officer of AMB Capital Partners, (“AMB”) the global investment platform of the Bennett Family. Mr. Taylor was responsible for executing on the investment strategy, expanding the investment portfolio into international markets and sourcing new investment opportunities. Mr. Taylor is an active global investor and is a board member of a number of listed and private market organizations both in Australia and the U.S. across a range of sectors. Mr. Taylor holds a Bachelor of Business (Accounting) and a Master of Business (Real Estate) from RMIT University. Mr. Taylor also holds a Graduate Diploma in Applied Finance and Investment from Financial Services Professional Body, (FINSIA).
Other Public Directorships: Mixed Martial Arts Group Limited (formerly Alta Global Group Ltd) (August 2021 – present)
IperionX Board Committees: Compensation Committee (chair)
Tony Tripeny (67 years of age) – Independent Non-Executive Director
Former Executive Vice President and Chief Financial Officer of Corning Incorporated
IperionX Director since March 17, 2025
Tony Tripeny brings over 40 years of financial and operational leadership in advanced manufacturing, technology and materials science. Mr. Tripeny’s successful 36-year career at Corning Incorporated, a global innovator and leader in advanced materials science, included senior roles of Executive Vice President and Chief Financial Officer, as well as Senior Vice President and Corporate Controller, until his retirement in 2022. Mr. Tripeny currently serves as a Director at Mesa Laboratories and Origin Materials. He holds an economics degree from the Wharton School of Business at the University of Pennsylvania.
Other Public Directorships:
•Mesa Laboratories, Inc. (NASDAQ: MLAB) (2022 – present),
•Origin Materials, Inc. (NASDAQ: ORGN) (May 2023 - present)
IperionX Board Committees: Audit Committee (chair), Compensation Committee

Melissa G. Waller (56 years of age) – Independent Non-Executive Director
Former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury
IperionX Director since September 13, 2021
Melissa G. Waller has over 30 years’ experience as a senior finance executive and is President for the AIF Institute, providing essential education, research and resources to investors and investment firms globally with over US$50 trillion assets under management. Ms. Waller is the former Deputy Treasurer and Chief of Staff for the North Carolina Department of State Treasury, where she successfully oversaw Department strategic planning, operations, and public-policy implementation, along with a staff of more than 400 employees, including the North Carolina Retirement Systems, the pension fund for the state and the tenth largest public pension fund in the U.S., with assets in excess of US$90 billion. Ms. Waller has served as Chair of the Department’s Corporate Governance Committee, as well as on the Council of Institutional Investors Board of Directors and the Governor’s Board of Innovation for the North Carolina University System. She currently serves as Executive Program Director for the National Institute of Public Finance, as well as Director of Public and Private Partnerships for the Kenan Institute. Ms. Waller has a bachelor’s degree in journalism and mass communications from the University of North Carolina.
IperionX Board Committees: Nominating and Governance Committee (chair), Audit Committee
Beverly M. Wyse (63 years of age) – Independent Non-Executive Director
Former President of Shared Services, Boeing
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
Other Public Directorships: Héroux-Devtek Inc. (February 2019 – February 2025)
IperionX Board Committees: Audit Committee, Compensation Committee
Michael J. Loparco (55 years of age) - Independent Non-Executive Director
Chief Executive Officer and Co-Founder of OrcaWorcs.ai; former Chief Executive Officer of Symbotic Inc.
IperionX Director since August 3, 2026
Michael J. Loparco is the Chief Executive Officer and Co-Founder of OrcaWorcs.ai and the former Chief Executive Officer of Symbotic Inc. (Nasdaq: SYM), where he led the company through its 2022 public listing. Mr. Loparco previously spent more than 20 years at Jabil Inc., including as Chief Executive Officer of Jabil EMS and Executive Vice President, overseeing global manufacturing and supply chain operations across 25 countries. Prior to this, he served as Chief Executive Officer of Jabil’s Engineered Solutions Group. He began his career as a corporate attorney at Holland & Knight LLP. Mr. Loparco holds a Bachelor of Arts in International Business from Eckerd College and a Juris Doctor, cum laude, from Stetson University College of Law.
Other Public Directorships:
•Sanmina Corporation (NASDAQ: SANM) (March 2025 to present)
•iRobot Corp (August 2024 - January 2026)
IperionX Board Committees: Nominating and Governance Committee, Compensation Committee

Toby E. Symonds (57 years of age) – President and Chief Strategy Officer
Toby E. Symonds has over 30 years of experience in finance and asset management. This includes advisory board roles across private equity and real estate investment firms and executive leadership positions within global hedge fund firms and investment banking firms based in London, New York and San Francisco. Mr. Symonds has core competencies in capital markets, corporate strategy, product development, business development, management information systems and project and team management. Mr. Symonds graduated from North Carolina State University. Mr. Symonds was appointed President and Chief Strategy officer effective November 1, 2022.
Scott Sparks (64 years of age) – Chief Operating Officer
Scott Sparks brings more than 30 years of experience as an engineer and senior executive to the design, construction, and operations of industrial plant facilities in the critical resources industry. He has been a founder and senior management team member at several companies, most recently at Performance Industries, a construction and contract operations firm in West Virginia and at DRA Taggart, a Pennsylvania-based provider of construction and engineering services to the resources industry. Mr. Sparks earned a B.S. degree in Mining Engineering from West Virginia Institute of Technology. Mr. Sparks was appointed as an executive officer effective September 1, 2022.
Dominic Allen (42 years of age) – Chief Commercial Officer
Dominic Allen has over 15 years’ commercial experience, including senior roles with Sovereign Metals Limited, Rio Tinto Limited and Oyu Tolgoi LLC. Mr. Allen previously worked for Ernst & Young Transaction Advisory Services, completing resource and industrial transactions both in Australia and internationally. Mr. Allen holds a Bachelor of Commerce and a Bachelor of Science (Hons) from the University of Western Australia and is a Member of the Chartered Accountants Australia and New Zealand. Mr. Allen was appointed as Chief Commercial Officer of the Company effective December 1, 2020.
Marcela Castro (54 years of age) – Chief Financial Officer
Marcela Castro is an experienced finance professional with over 25 years’ experience in global finance leadership for companies across multiple industries, including green technology, manufacturing, mining and industrial and consumer products. Ms. Castro has expertise in U.S. public company accounting, financial analysis and strategic planning. Ms. Castro started her career at Arthur Andersen and progressed across international finance roles with Colgate-Palmolive, Jaguar Mining, the Rev Group and Proterra Inc. Ms. Castro holds a Bachelor of Business Administration with Pontificia Universidade Catolica and an Executive MBA with IBMEC. Ms. Castro was appointed Chief Financial Officer effective from December 21, 2023.
Family Relationships
There are no family relationships between any members of our executive management and our directors.
Arrangements for Election of Directors and Members of Management
There are no contracts or other arrangements pursuant to which directors have been or must be selected.
B.Compensation
Overview
IperionX is a U.S.–based titanium technology and manufacturing company listed on both the ASX and Nasdaq. Our executives, employees, customers, and operating assets are overwhelmingly in the U.S., and our strategy is anchored in building a low-cost and resilient U.S. titanium supply chain.
The Remuneration Framework for KMP is developed by the Board and its Compensation Committee, with independent advice from Pearl Meyer (U.S.). It is designed to:
•Compete for U.S. leadership talent in advanced manufacturing and hard-tech;
•Align rewards to long-term shareholder value, strategic execution, and long-term success;
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
Remuneration Benchmarking Overview
As noted in our FY 2025 Annual Report, from late 2024 to April 2025, the Compensation Committee engaged Pearl Meyer, a U.S.-based independent remuneration consultant, to review IperionX’s remuneration structure, policy, and strategy for executives and employees. This review was prompted by the Company’s significant growth since the last benchmarking exercise and by stakeholder feedback on previous Remuneration Reports.
Pearl Meyer benchmarked IperionX against comparable U.S. businesses, reflecting IperionX’s position as a U.S.-based technology and metals manufacturing company rather than an ASX resource company.
Executive Remuneration
The Group’s executive remuneration policy is to provide a fixed remuneration component and a performance-based component (STIs and LTIs). The Board believes that this remuneration policy is appropriate given the considerations discussed in the section above and is appropriate in aligning executives’ objectives with shareholder and business objectives.
In a significant year for IperionX, executive KMP demonstrated strong performance, and their remuneration outcomes reflect their performance and significant contributions in fiscal 2026.
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
As outlined above, the fixed remuneration of Executive KMP was benchmarked to peer comparator groups, with an average increase of 5% across KMP as per the below table:

Executive KMP	Previous (US$)	Current (US$)	Increase (US$)	Increase (%)
Todd Hannigan (Executive Chairman)	385,000	402,000	17,000	4%
Anastasios Arima (CEO)	550,000	575,000	25,000	5%
Toby Symonds (President and CSO)	523,000	546,000	23,000	4%
W. Scott Sparks (COO)	315,000	325,000	10,000	3%
Dominic Allen (CCO)	315,000	325,000	10,000	3%
Marcela Castro (CFO)	290,000	325,000	35,000	12%
Performance Based Remuneration – Short-Term Incentive
Some executive KMP are entitled to an annual cash bonus upon achieving various KPIs, as set by the Board. Having regard to the current size, nature and opportunities of the Group, the Board has determined that these KPIs will include measures related to successful completion of activities as outlined in the below table. Prior to the end of each financial year, the Board assesses performance against these criteria.

The following table sets out the key criteria which were set by the Board and used to determine executive STI outcomes paid during the fiscal year 2026:

Feature	Description
Eligibility	Limited to select employees, as determined by the Board.
Opportunity	The target opportunity as a percentage of fixed remuneration is set out below:
	Executive KMP		Target STI (% of FR)
	Todd Hannigan (Executive Chairman)		70%
	Anastasios Arima (CEO)		70%
	Toby Symonds (President and CSO)		70%
	W. Scott Sparks (COO)		50%
	Dominic Allen (CCO)		50%
	Marcela Castro (CFO)		50%

Payout Methodology	The total payout is calculated based on incremental objectives completed. To receive a payout, the total completion percentage must exceed 50% and is capped at 200% of target. The relationship between weighted score card achievement and payout is reflected in the chart below:
		Weighted Scorecard Achievement	Payout % of Target STI
	Threshold	0% - 50%	–%
	Target	75%	100%
	Maximum	100%	200%

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
The cash bonus scorecard for the STI paid in fiscal year 2026 comprises of four primary strategic goals, each weighted between 20-30%. Each of these goals contained a number of defined objectives. As part of the methodology, scorecard completion determines the total payout.

	Measure	Measure	Weighting
	Product Innovation / R&D / IP	Ongoing innovation and protection of existing IP	20%
	Commercial and Government Engagements	Focus on progressing various commercial and government contracts	30%
	Operations	Focus on delivery of key scale-up targets, recruitment and retention of key talent, execute on safety plans and promote sustainable development	25%
	Funding, Corporate, Financial and Investor Relations	Focus on securing funding to support the Company's strategic plans and drive key corporate initiatives	25%

Payment	The STI awards were paid in cash after the completion of reviews at December 31, 2025.

The following table outlines performance against the above short-term incentive criteria for calendar year 2025:

Measure	Weighting	Description	Achievement	Score	Achievement
Product Innovation / R&D / IP	20%	Ongoing innovation and protection of existing IP	•Significant advancement in GenXTM technology •Ongoing reviews and careful maintenance of existing patent portfolio - securing IP critical for commercialization and long-term success	100%	20.0%
Commercial and Government Engagements	30%	Focus on progressing various commercial and government contracts	•Significant progress above expectation on publicly announced and confidential commercial engagements •Secured SBIR Phase III IDIQ contract enabling task orders up to $99M	60%	18.0%
Operations	25%	Focus on delivery of key scale-up targets, recruitment and retention of key talent, execute on safety plans and promote sustainable development	•Completed commissioning and increased nameplate powder capacity 60% to 200 metric tons per annum through operational process improvements. •Hired full-time Environmental, Health and Safety manager •Issued our annual Sustainability Report highlighting additional accomplishments for FY 2025 •Achieved zero recordable injuries in 2025 •Progressed the Titan Project DFS (completed on schedule in June 2026)	62%	15.5%
Funding, Corporate, Financial and Investor Relations	25%	Focus on securing funding to support the Company's strategic plans and drive key corporate initiatives	•Raised $46 million in capital from existing investors •Awarded $47.1 million by the U.S. DoW’s IBAS program to develop a secure, low-cost, mineral-to-metal titanium supply chain •Completed the deployment of an ERP system and related upgrades to support compliance with the Sarbanes-Oxley Act	100%	25.0%
Total	100%				78.5%
NOTE: The Committee does not disclose the individual objectives beneath each scorecard measure. They relate to customer qualification programs and commercial agreements carrying confidentiality obligations, to contracting and funding arrangements with agencies of the U.S. Government, and to the timing and scope of patent filings. Where an objective ceases to be commercially sensitive, the Committee will disclose it retrospectively.
The total weighted average score of 78.5% corresponds to a STI payment equal to 114% of target. Based on these performance outcomes, the table below outlines the STI awarded to executive KMP with respect to performance in calendar year 2025. During fiscal 2026, cash bonuses of $1,383,000 (2025: $1,486,000) were paid to executive KMP.

Executive KMP	Target STI (% of FR)	Target STI (US$)	STI Awarded for 2026 (US$)	% of Target STI Awarded
Todd Hannigan (Executive Chairman)(1)	70%	270,000	-	-%
Anastasios Arima (CEO)	70%	385,000	440,000	114%
Toby Symonds (President and CSO)	70%	366,000	418,000	114%
W. Scott Sparks (COO)	50%	158,000	180,000	114%
Dominic Allen (CCO)	50%	158,000	180,000	114%
Marcela Castro (CFO)	50%	145,000	165,000	114%
Note:
(1) Mr. Hannigan declined his entitlement to a cash STI.
Performance Based Remuneration – Long-Term Incentive
The Group has a LTIP to reward executive KMP and other key employees and contractors for long-term performance. This plan is based on best practice for companies operating in the U.S. This LTIP was designed in consultation with Pearl Meyer, our U.S.-based remuneration consultant.
The Plan provides for the issuance of Performance Rights, RSUs and Unlisted Options to eligible employees and contractors as part of their remuneration and incentive arrangements in order to attract and retain their services and to provide an incentive linked to the performance of the Group. The allocation to Performance Rights, RSUs and/or Options is determined by the Board based on the assessment of the contribution by the executive KMP to all aspects of the company’s growth.
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
The issuance of Performance Rights, RSUs and Options for fiscal 2026 is considered in line with U.S.-based peer group comparators and aligned with linking sustained Company performance, retention and long-term shareholder value.
The table below summarizes RSUs, Performance Rights and Options that were granted, vested or lapsed relating to executive KMP remuneration during fiscal 2026:

	Granted during 2026	Vested/exercised during 2026	Lapsed or expired during 2026
RSUs	156,774	(1,019,668)	-
Performance Rights	660,077	-	-
Options	3,723,878	(625,000)	(2,560,000)
As at June 30, 2026, the Company had a total of 18,031,866 outstanding Performance Rights, RSUs and Unlisted Options on issue that had been granted to employees and contractors of the Company as part of their remuneration arrangements, representing 5.05% of the Company’s total shares on issue (on a fully diluted basis). The Board considers this reasonable and in-line with peer group comparators.

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
During fiscal 2026, 660,077 Performance Rights were granted to executive KMP as outlined in the table below. These Performance Rights were granted to selected executive KMP as one-off grants as retention awards. These awards are linked to the creation of shareholder value growth through the utilization of “out of the money” share price hurdles and continuous service periods acting as a retention tool for our executives.
The Compensation Committee has received commentary from certain investors that their preference is to have operating metrics alongside share price hurdles and that share price hurdles create an opportunity for management awards to vest in situations where the stock price increases (beyond management control). The Compensation Committee has taken this into consideration and in addition to performance criteria, these Performance Rights also had a 4-year continuous service period requirement, as well as an additional 1-year lock-up period, meaning even if the vesting condition was achieved, the KMP is required to be in continuous service until April 2, 2031. Given the stage of business, operating metrics are not yet included in LTIP targets, however will likely be in the future.
Further, the Compensation Committee is of the view that if the share price does remain above the A$18.00 hurdle for more than 30 days, given trading volume in the stock is relatively liquid, shareholders will have the opportunity to exit and crystallize any gains. To achieve the current A$18.00 hurdle, the share price would have to increase 3.4x from the closed date as of June 30, 2026 and 1.7x from the February 2, 2026 effective date of board approval, creating strong shareholder alignment to value creation and share price growth.

KMP	No. Performance Rights awarded 2026	Rationale	Vesting Conditions
Todd Hannigan (Executive Chairman)	196,086	Tied to performance and shareholder value creation. The A$18.00 share price hurdle for a period of 30 days represents a premium of over 166% to the closing share price of A$6.76 at the time of Board approval (February 2, 2026).

		Represents 25% of LTIP award for 2026	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$18.00 per share, expiring April 2, 2031
Anastasios Arima (CEO)	237,944	Tied to performance and shareholder value creation. The A$18.00 share price hurdle for a period of 30 days represents a premium of over 166% to the closing share price of A$6.76 at the time of Board approval (February 2, 2026).

		Represents 25% of LTIP award for 2026	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$18.00 per share, expiring April 2, 2031
Toby Symonds (President and CSO)	226,047	Tied to performance and shareholder value creation. The A$18.00 share price hurdle for a period of 30 days represents a premium of over 166% to the closing share price of A$6.76 at the time of Board approval (February 2, 2026).

		Represents 25% of LTIP award for 2026	Vest upon four years of continuous service and the Company achieving a 30-day VWAP of at least A$18.00 per share, expiring April 2, 2031
(ii) Restricted Stock Units
In fiscal 2026, the Board chose to grant RSUs to attract and retain executives. The use of RSUs aligns with the long-term incentive vehicles used by peer group comparators.
The RSUs vest and convert into an equivalent number of Ordinary Shares over a three-year period with a three-year vesting cliff. If the relevant service-based vesting condition is not met by the applicable expiry date, the RSUs will automatically lapse.
During fiscal 2026, 156,774 RSUs were granted to executive KMP as outlined in the table below:

Executive KMP	No. RSUs Awarded 2026
W. Scott Sparks (COO)	52,258
Dominic Allen (CCO)	52,258
Marcela Castro (CFO)	52,258
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

In determining the size of grant, the Board engaged a third-party consultant to value the Unlisted Options utilizing a Black Scholes model, with a start date of February 2, 2026 (effective date of board approval). This resulted in a fair value (as of February 2, 2026) of the A$11.00 strike, A$18.00 strike and A$22.00 strike options of A$2.76, A$2.49 and A$2.22 respectively. The fair value of these unlisted options was updated when the unlisted options were actually issued. For accounting purposes, the share price as of the grant date was utilized in the financial statements.
During fiscal 2026, Unlisted Options were granted to executive KMP as outlined in the table below:

KMP	No. Unlisted Options awarded 2026	Rationale	Vesting Conditions
Todd Hannigan (Executive Chairman)	992,170	Tied to performance and shareholder value creation. The A$18.00 and A$22.00 option exercise price exceeded the A$6.76 spot price at the time of board approval by ~166% and 225%, respectively.

Represents 75% of LTIP award for 2026
			Vest upon four years of continuous service. 526,760 exercisable at A$22.00 each, and 465,410 exercisable at A$18.00 each, expiring April 2, 2031
Anastasios Arima (CEO)	1,203,964	Tied to performance and shareholder value creation. The A$18.00 and A$22.00 option exercise price exceeded the A$6.76 spot price at the time of board approval by ~166% and 225%, respectively.

		Represents 75% of LTIP award for 2026	Vest upon four years of continuous service. 639,205 exercisable at A$22.00 each, and 564,759 exercisable at A$18.00 each, expiring April 2, 2031
Toby Symonds (President and CSO)	1,143,765	Tied to performance and shareholder value creation. The A$18.00 and A$22.00 option exercise price exceeded the A$6.76 spot price at the time of board approval by ~166% and 225%, respectively.

		Represents 75% of LTIP award for 2026	Vest upon four years of continuous service. 607,244 exercisable at A$22.00 each, and 536,521 exercisable at A$18.00 each, expiring April 2, 2031
W. Scott Sparks (COO)	127,993	Tied to performance and shareholder value creation. The A$11.00 option exercise price exceeded the A$6.76 spot price at the time of board approval by ~63% Represents 50% of LTIP award for 2026	Vest upon three years of continuous service and are exercisable at A$11.00 each, expiring April 2, 2030
Dominic Allen (CCO)	127,993	Tied to performance and shareholder value creation. The A$11.00 option exercise price exceeded the A$6.76 spot price at the time of board approval by ~63% Represents 50% of LTIP award for 2026	Vest upon three years of continuous service and are exercisable at A$11.00 each, expiring April 2, 2030
Marcela Castro (CFO)	127,993	Tied to performance and shareholder value creation. The A$11.00 option exercise price exceeded the A$6.76 spot price at the time of board approval by ~63% Represents 50% of LTIP award for 2026	Vest upon three years of continuous service and are exercisable at A$11.00 each, expiring April 2, 2030

Non-Executive Director Remuneration
The Board’s policy is to remunerate NEDs at market rates for comparable companies for time, commitment and responsibilities. Given the current size, nature and risks of the Group, RSUs, Unlisted Options, and Performance Rights have been used to attract and retain NEDs, where deemed appropriate. The Board determines payments to the NEDs and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice is sought when required.
The maximum aggregate amount of fees that can be paid to NEDs is subject to approval by shareholders at a General Meeting. Directors’ fees paid to NEDs accrue on a daily basis. Fees for NEDs are not linked to the performance of the economic entity. However, to align Directors’ interests with shareholder interests, the Directors are encouraged to hold shares in the Company and, subject to shareholder approval, on an annual basis, the Company grants each NED such number of RSUs calculated by dividing $125,000 by the VWAP of a share on the ASX over the five trading days immediately prior to the date of the notice of AGM of shareholders. The Lead Independent Director receives such number of RSUs calculated by dividing $155,000 by the five-day VWAP. The Company prohibits NEDs from entering into arrangements to limit their exposure to options granted as part of their remuneration package. The issuance of RSUs is in-line with U.S.-based peer group comparators and aligned with linking sustained Company performance, retention and long-term shareholder value.
Fees for NEDs have been set at $50,000 (2025: $50,000) per annum. The Lead Director fee has been set at an additional $30,000 per annum. These fees cover main board activities only. NEDs may receive additional remuneration for other services provided to the Company, including but not limited to, membership of committees.
Committee fees have been set at $15,000 for the Chair of each committee ($30,000 for the Audit Committee Chair) and $10,000 for committee members. The Company reimburses NEDs for reasonable expenses incurred in performing their duties (including in relation to any authorized independent professional advice sought by the NEDs to assist them in carrying out their duties as Directors). These fees are in line with the median of the benchmarked peer comparator groups.
During fiscal 2026, 118,875 RSUs were granted to Non-Executive Directors as set out below:

Non-Executive Director	Director Fees 2026 (US$)	No. RSUs Awarded 2026
Lorraine Martin	100,000	28,131
Vaughn Taylor	75,000	22,686
Tony Tripeny	80,000	22,686
Melissa Waller	75,000	22,686
Beverly Wyse	80,000	22,686
During fiscal 2026, 347,306 RSUs held by Non-Executive Directors vested and converted into Ordinary Shares. 918,279 unlisted Options were exercised by NEDs during fiscal 2026. No RSUs, Unlisted Options or Performance Rights held by Non-Executive Directors lapsed during fiscal 2026.
Relationship between Remuneration of KMP and Shareholder Wealth
IperionX is a U.S.-based titanium technology and manufacturing company in the scale-up phase of its business. The Board anticipates that the Group will retain its cash resources to expand titanium production capacity at the Virginia Titanium Campus, to advance the Titan Project following completion of its DFS in June 2026, and to fund continued product development and qualification. The Group does not have a policy with respect to the payment of dividends or returns of capital, and no dividends were paid and no capital was returned during the current or previous four financial years. There is accordingly no relationship between the Board’s remuneration policy and dividends or returns of capital over that period.
At this stage of the Company’s development, shareholder wealth is created through share price growth, and the remuneration framework is built around it. Between 84% and 86% of target total compensation for the Executive Chairman, Chief Executive Officer and President is performance-related. The long-term incentives granted during fiscal 2026 deliver value only at share prices of A$18.00 and A$22.00 — premiums of approximately 166% and 225% to the closing share price of A$6.76 at the date of Board approval — and also require four years of continuous service, with the Performance Rights subject to a further one-year holding lock. Total shareholder return over the one, three and five years to June 30, 2026 was -14%, 266% and 332% respectively.
Short-term incentives are assessed against a weighted scorecard of four measures — Product Innovation / R&D / IP; Commercial and Government Engagements; Operations; and Funding, Corporate, Financial and Investor Relations — which are operational and strategic rather than share price based, as described under “Performance Based Remuneration – Short-Term Incentive”.
Relationship between Remuneration of KMP and Earnings
The Group is in the scale-up phase of its business. Titanium production at the Virginia Titanium Campus is currently directed to prototype production, product development, qualification testing and low-rate initial production, and the Group did not recognize revenue in the current or any of the previous four financial years. The Group recorded a net loss after tax of $66.8 million for fiscal 2026 (2025: $35.3 million), and a basic and diluted loss per share of $0.20 (2025: $0.12). Earnings are therefore not yet a meaningful measure of management performance, and the Board did not have regard to earnings in determining the nature and amount of remuneration of KMP over that period.
The Board expects this to change. As the business moves toward steady-state production, the Committee intends to introduce financial and operational measures into the short-term incentive scorecard, consistent with the response to shareholder and proxy adviser feedback.
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
- Determining the remuneration, monitoring the performance and succession planning of NEDs and Executive KMP.
- Reviewing and approving the performance of individual Board members and senior executives as well as any policies concerned with the remuneration of any employee.

Compensation Committee (CC)

The CC is responsible for:

Assisting the Board with the establishment of the Company's remuneration policies and practices. The CC's principal functions are:

- to review and recommend to the Board the overall strategies in relation to executive compensation policies;
- to review and make recommendations to the Board in respect of the compensation arrangements for the CEO, directors, and other executives;
- to review the effectiveness of performance incentive plans;
- to review and make recommendations to the Board in respect of all equity-based compensation plans.

Management

Management provides relevant information and analysis required to support decision making, this includes for remuneration related considerations.

External Consultants

The CC may engage external advisors to obtain relevant information and an external perspective regarding remuneration related matters.

Clawback Policy
In order to prevent a covered executive from retaining an inappropriate benefit arising from an accounting restatement due to the Company’s material non-compliance with any financial reporting requirement under the federal securities laws, the Compensation Committee may determine that excess incentive-based compensation received by a covered executive is subject to recovery (clawback). The Company will recover such excess amounts on a reasonably prompt basis. Recovery may be effected by requiring repayment to the Company, set-off, reduction of future compensation, or such other means as the Compensation Committee determines to be appropriate.
The clawback policy applies to incentive-based compensation (compensation granted, earned or vested based in whole or in part on the attainment of a financial reporting measure) that was received by a covered executive on or after October 2, 2023, after the person began service as a covered executive, and who served as a covered executive at any time during the relevant performance period. The recovery period is the three completed fiscal years immediately preceding the date the Company is required to prepare the accounting restatement (plus any applicable transition period of less than nine months).
Our Clawback Policy is incorporated by reference as Exhibit 97.1 to this Annual Report on Form 20-F.
Remuneration Advisors
As detailed in the 2025 Annual Report, the Compensation Committee engaged Pearl Meyer to provide remuneration recommendations regarding the remuneration quantum for KMP and advise on LTIP and STI structures. The executive remuneration framework has not changed for fiscal year 2026, but Pearl Meyer was consulted regarding appropriate market-based salary increases for KMP and for LTIP performance award calculations. The Compensation Committee considered the recommendations, along with other factors, in making its remuneration decisions. The Compensation Committee is satisfied the advice received from Pearl Meyer is free from undue influence from the KMP to whom the remuneration recommendations apply. $12,100 was paid to remuneration advisors during the 2026 fiscal year. Pearl Meyer was engaged by, and reported directly to, the Compensation Committee, provided no other services to the Company during the year, and management had no role in the engagement or in the preparation of the recommendations.
Emoluments of KMP
Details of the nature and amount of each element of the emoluments of each KMP of the Group for the year ended June 30, 2026 are as follows:

	Short-term benefits
2026	Salary & fees US$	Cash bonus US$	Other US$	Post- employment benefits US$	Share-based payment expense US$	Total US$	Performance related %
Directors
Todd Hannigan	393,500	-	-	20,375	1,220,955	1,634,830	75
Anastasios Arima	562,500	440,000	9,012	-	1,813,143	2,824,655	80
Lorraine Martin	100,000	-	-	-	127,352	227,352	56
Vaughn Taylor	75,000	-	-	9,007	117,312	201,319	58
Tony Tripeny	80,000	-	-	-	91,318	171,318	53
Melissa Waller(1)	75,000	-	-	-	117,312	192,312	61
Beverly Wyse	80,000	-	-	-	117,315	197,315	59
Other KMP
Toby Symonds	534,500	418,000	22,170	9,357	1,544,196	2,528,223	78
W. Scott Sparks	320,000	180,000	12,299	6,841	688,004	1,207,144	72
Dominic Allen(2)	320,000	180,000	-	-	536,289	1,036,289	69
Marcela Castro	307,500	165,000	22,170	8,432	287,898	791,000	57
Total	2,848,000	1,383,000	65,651	54,012	6,661,094	11,011,757
Notes:
(1) Melissa Waller is paid through Arete Innovative Resources LLC, a company in which she has a controlling interest.
(2) Dominic Allen is paid through Westoz Services Trust, of which he is a trustee.
No termination benefits were paid or payable to KMPs during the year.
Loans with Key Management Personnel
No loans were provided to or received from KMP during the year ended June 30, 2026 (2025: Nil).
Other Transactions with Key Management Personnel
Performance Industries, Inc., a company associated with Mr. W. Scott Sparks, Chief Operating Officer of the Company, was paid or is payable $70,660 during fiscal 2026 (2025: nil) for the provision of engineering and construction services to the Company. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.

Options, Rights and RSUs Granted to Key Management Personnel
Details of Unlisted Options, Performance Rights and RSUs granted, exercised or lapsed for each KMP of the Group during the 2026 financial year are as follows:

2026	No. of options, rights and RSUs granted during year #	No. of options, rights and RSUs exercised during year #	No. of options, rights and RSU’s lapsed during year #	Value of options, rights and RSUs granted during year(1) US$	Value of options, rights and RSUs exercised during year(2) US$	Value of options, rights and RSUs included in remuneration for year US$
Directors
Todd Hannigan	1,188,256	(159,333)	(560,000)	923,007	758,117	1,220,955
Anastasios Arima	1,441,908	(318,667)	(1,000,000)	1,120,038	1,516,238	1,813,143
Lorraine Martin	28,131	(389,379)	-	97,591	1,606,172	127,352
Vaughn Taylor	22,686	(189,379)	-	78,701	757,104	117,312
Tony Tripeny	22,686	(14,162)	-	78,701	67,384	91,318
Melissa Waller	22,686	(389,379)	-	78,701	1,746,210	117,312
Beverly Wyse	22,686	(283,286)	-	78,701	1,239,478	117,315
Other KMP
Toby Symonds	1,369,812	(302,667)	-	2,557,914	1,440,109	1,544,196
W. Scott Sparks	180,251	(279,667)	(320,000)	486,981	1,330,674	688,004
Dominic Allen	180,251	(504,667)	(680,000)	486,981	2,112,264	536,289
Marcela Castro	180,251	(79,667)	-	486,981	379,061	287,898
Total	4,659,604	(2,910,253)	(2,560,000)	6,474,297	12,952,811	6,661,094
Notes:
(1)Determined at the time of grant per IFRS 2 - Share-based Payment, using an exchange rate of US$0.6789=A$1.00, being the average exchange rate for 2026.
(2)Determined at the time of exercise or conversion at the intrinsic value using the exchange rate on the date of exercise.

Details of Unlisted Options, Performance Rights and RSUs granted by the Company to each KMP of the Group for the year ended June 30, 2026 are as follows:

2026	Security class	Grant date	Expiry date	Service vesting date	Exercise price A$	Vesting hurdle (30- day VWAP)	Grant date fair value(1) A$	Number granted
Todd Hannigan	Rights	19-Mar-26	2-Apr-31	19-Mar-30	-	A$18.00	A$1.72	196,086
	Options	19-Mar-26	2-Apr-31	19-Mar-30	A$18.00	-	A$1.11	465,410
	Options	19-Mar-26	2-Apr-31	19-Mar-30	A$22.00	-	A$0.96	526,760
Anastasios Arima	Rights	19-Mar-26	2-Apr-31	19-Mar-30	-	A$18.00	A$1.72	237,944
	Options	19-Mar-26	2-Apr-31	19-Mar-30	A$18.00	-	A$1.11	564,759
	Options	19-Mar-26	2-Apr-31	19-Mar-30	A$22.00	-	A$0.96	639,205
Lorraine Martin	RSUs	28-Nov-25	23-Dec-26	23-Dec-26	-	-	A$5.11	28,131
Vaughn Taylor	RSUs	28-Nov-25	23-Dec-26	23-Dec-26	-	-	A$5.11	22,686
Tony Tripeny	RSUs	28-Nov-25	23-Dec-26	23-Dec-26	-	-	A$5.11	22,686
Melissa Waller	RSUs	28-Nov-25	23-Dec-26	23-Dec-26	-	-	A$5.11	22,686
Beverly Wyse	RSUs	28-Nov-25	23-Dec-26	23-Dec-26	-	-	A$5.11	22,686
Toby Symonds	Rights	8-Mar-26	2-Apr-31	8-Mar-30	-	A$18.00	A$4.47	226,047
	Options	8-Mar-26	2-Apr-31	8-Mar-30	A$18.00	-	A$2.57	536,521
	Options	8-Mar-26	2-Apr-31	8-Mar-30	A$22.00	-	A$2.27	607,244
W. Scott Sparks	Options	8-Mar-26	2-Apr-30	8-Mar-29	A$11.00	-	A$2.93	127,993
	RSUs	8-Mar-26	2-Apr-30	2-Apr-29	-	-	A$6.55	52,258
Dominic Allen	Options	8-Mar-26	2-Apr-30	8-Mar-29	A$11.00	-	A$2.93	127,993
	RSUs	8-Mar-26	2-Apr-30	2-Apr-29	-	-	A$6.55	52,258
Marcela Castro	Options	8-Mar-26	2-Apr-30	8-Mar-29	A$11.00	-	A$2.93	127,993
	RSUs	8-Mar-26	2-Apr-30	2-Apr-29	-	-	A$6.55	52,258
Note:
(1)For details on the valuation of Unlisted Options, RSUs, and Performance Rights, including models and assumptions used, please refer to Note 21 of the financial statements.

Option, Right, and RSU holdings of Key Management Personnel

2026	Held at July 1, 2025	Granted as remuneration	Exercise of options, rights and RSUs	Net change other	Held at June 30, 2026	Vested and exercisable at June 30, 2026
Directors
Todd Hannigan	2,092,703	1,188,256	(159,333)	(560,000)	2,561,626	-
Anastasios Arima	3,364,661	1,441,908	(318,667)	(1,000,000)	3,487,902	-
Lorraine Martin	451,464	28,131	(389,379)	-	90,216	-
Vaughn Taylor	251,464	22,686	(189,379)	-	84,771	-
Tony Tripeny	42,486	22,686	(14,162)	-	51,010	-
Melissa Waller	451,464	22,686	(389,379)	-	84,771	-
Beverly Wyse	451,464	22,686	(283,286)	-	190,864	106,093
Other KMP
Toby Symonds	3,362,951	1,369,812	(302,667)	-	4,430,096	-
W. Scott Sparks	2,218,900	180,251	(279,667)	(320,000)	1,799,484	-
Dominic Allen	1,913,900	180,251	(504,667)	(680,000)	909,484	-
Marcela Castro	458,340	180,251	(79,667)	-	558,924	-
Total	15,059,797	4,659,604	(2,910,253)	(2,560,000)	14,249,148	106,093

Shareholdings of Key Management Personnel

2026	Held at July 1, 2025		Exercise of options and rights		Net change other		Held at June 30, 2026
	Ord (1)	Perf (2)	Ord (1)(3)	Perf (2)	Ord (1)(4)	Perf (2)	Ord (1)	Perf (2)
Directors
Todd Hannigan	25,443,775	1,260,000	159,333	-	1,005,226	(1,260,000)	26,608,334	-
Anastasios Arima	11,405,113	2,250,000	318,667	-	721,002	(2,250,000)	12,444,782	-
Lorraine Martin	763,144	-	389,379	-	72,165	-	1,224,688	-
Vaughn Taylor	931,318	-	176,139	-	(134,000)	-	973,457	-
Tony Tripeny	-	-	14,162	-	66,485	-	80,647	-
Melissa Waller	304,489	-	331,829	-	(150,000)	-	486,318	-
Beverly Wyse	304,489	-	283,286	-	52,000	-	639,775	-
Other KMP
Toby Symonds	3,188,146	-	302,667	-	7,276	-	3,498,089	-
W. Scott Sparks	1,393,971	720,000	279,667	-	(39,039)	(720,000)	1,634,599	-
Dominic Allen	4,507,168	1,530,000	504,667	-	1	(1,530,000)	5,011,836	-
Marcela Castro	340,795	-	79,667	-	(38,621)	-	381,841	-
Total	48,582,408	5,760,000	2,839,463	-	1,562,495	(5,760,000)	52,984,366	-
Notes:
(1)‘Ord’ means Ordinary Shares.
(2)‘Perf’ means Performance Shares issued to the original vendors of HMAPL as consideration for the Company’s acquisition of HMAPL in fiscal 2021. For the avoidance of doubt, these Performance Shares do not form part of remuneration.
(3)Exercise of Options and Rights are shown net of shares surrendered to settle the exercise price under net settlement arrangements.
(4)     Includes shares sold to cover withholding tax obligations.

Employment Contracts with Key Management Personnel
Mr. Arima, CEO and Managing Director, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Arima receives a fixed remuneration component of $575,000 starting in January 2026, (2025: $550,000) per annum and a discretionary target annual bonus of up to $403,000 (2025: $385,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Mr. Symonds, President and CSO, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Symonds receives a fixed remuneration component of $546,000 starting in January 2026, (2025: $523,000) per annum and a discretionary annual target bonus of up to $382,000 (2025: $366,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Mr. Hannigan, Executive Chairman, has a director appointment letter with the Group. Mr. Hannigan receives a fixed remuneration component of $402,000 starting in January 2026, (2025: $385,000) per annum and a discretionary annual target bonus of up to $282,000 (2025: $270,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Mr. Allen, CCO, has a service agreement, as a Trustee for Westoz Services Trust, with the Group which may be terminated upon three months’ advance written notice, unless mutually agreed upon with the Company. Mr. Allen receives a fixed remuneration component of $325,000 starting in January 2026, (2025: $315,000) per annum and a discretionary annual target bonus of up to $163,000 (2025: $158,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Mr. Sparks, COO, has an employment agreement with the Group which may be terminated upon six months’ advance written notice, unless mutually agreed upon with the Company. Mr. Sparks receives a fixed remuneration component of $325,000 starting in January 2026, (2025: $315,000) per annum and a discretionary annual target bonus of up to $163,000 (2025: $158,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
Ms. Castro, CFO, has an employment agreement with the Group which may be terminated upon four weeks’ advance written notice, unless mutually agreed upon with the Company. Ms. Castro receives a fixed remuneration component of $325,000 starting in January 2026, (2025: $290,000) per annum, a discretionary annual target bonus of up to $163,000 (2025: $145,000) to be paid upon the successful completion of KPIs as determined by the Board and is entitled to participate in the LTIP on terms to be determined by the Board.
All NEDs have a letter of appointment confirming the terms and conditions of their appointment as Director of the Company.
C.Board Practices
The Board is responsible for guiding all matters relating to the strategic direction, policies, practices, establishing goals for management and the operation of the Company. The functions and responsibilities reserved for the Board and those delegated to the Managing Director and executive management are set out in our Board Charter.
Nasdaq listing standards require that a majority of the Board be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the Board, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Board has determined that Mses. Martin, Waller and Wyse and Messrs. Taylor and Tripeny are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules.
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
The Constitution of the Company requires the Company, to the extent permitted by law, to indemnify any person who is or has been a director or officer of the Company for any liability caused by such a director or officer and any legal costs incurred by a director or officer in defending an action for any liability caused by such a director or officer. During or since the end of fiscal year 2026, no amounts have been paid by the Company in relation to the above indemnities. During fiscal year 2026, an insurance premium of $405,650 was paid by the Company to insure against a liability incurred by a person who is or has been a director or officer of the Company or the Group.
Board Committees
The Board has three standing committees, being an audit committee, a compensation committee, and nominating and governance committee.
Audit Committee
The Board has established an Audit Committee. Assignments to, and chairs of, audit committee will be selected by the Board. The audit committee operates under a charter approved by the Board and reports on its activities to the Board. The audit committee monitors the integrity of our financial statements, the independence and qualifications of our independent auditors, the performance of our accounting staff and independent auditors, our compliance with legal and regulatory requirements and the effectiveness of our internal controls. The audit committee is responsible for selecting, retaining (subject to shareholder approval), evaluating, setting the remuneration of, and, if appropriate, recommending the termination of our independent auditors. The audit committee is established in accordance with Section 10A(m) of the Exchange Act. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. As of June 30, 2026, the audit committee consists of Mr. Tony Tripeny (chairperson), Mr. Vaughn Taylor and Ms. Beverly Wyse, all of whom are considered independent under the listing standards of the Nasdaq Capital Market for audit committee members and the heightened independence requirement for audit committee members required by Rule 10A-3 under the Exchange Act. Mr. Tony Tripeny is also an audit committee financial expert.
Compensation Committee
The Board has established a separate Compensation Committee. The compensation committee operates under a charter approved by the Board and reports on its activities to the Board. The compensation committee charter sets out the processes the Board employs for setting the level and composition of compensation for directors and senior executives and ensuring that such compensation is appropriate and not excessive. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the Compensation Committee, all of whom must be independent. As of June 30, 2026, the compensation committee consists of Mr. Vaughn Taylor (chairperson), Ms. Beverly Wyse and Ms. Melissa Waller, all of whom are considered independent under the Nasdaq listing standards and applicable SEC rules.
Nominating and Governance Committee
The Board has established a separate Nominating and Governance Committee. The Nominating and Governance Committee operates under a charter approved by the Board and reports on its activities to the Board. The Nominating and Governance Committee charter sets out the processes the Board employs to oversee and to assist the Board in fulfilling its responsibilities relating to Board member recruitment, succession planning and overseeing and improving the Company’s governance policies and practices. As of June 30, 2026, the Nominating and Governance Committee consists of Ms. Melissa Waller (chairperson), Ms. Beverly Wyse, Ms. Lorraine Martin, and Mr. Tony Tripeny.
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
D.Employees
As of June 30, 2026, we had 139 employees and 3 employee contractors based in 3 different countries, as shown in the chart below:

	United States	Australia	Canada
Employees	138	1	-
Employee Contractors	-	1	2
The workforce is non-unionized.
E.Share Ownership
The following table lists as of June 30, 2026, the number of our shares beneficially owned by each of our directors, our chief executive officer and other members of our senior management as a group. Beneficial ownership is calculated based on 339,384,066 ordinary shares outstanding as of June 30, 2026.

	Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percent
Officers and Directors
Todd Hannigan	26,608,334	7.8%
Anastasios Arima	12,444,782	3.7%
Lorraine Martin	1,224,688	*
Vaughn Taylor	973,457	*
Tony Tripeny	80,647	*
Melissa Waller	486,318	*
Beverly Wyse	745,868	*
Toby Symonds	3,498,089	1.0%
W. Scott Sparks	1,634,599	*
Dominic Allen	5,011,836	1.5%
Marcela Castro	381,841	*
Officers and directors as a group (11 persons)	53,090,459	15.6%
Notes:
*Represents beneficial ownership of less than 1% of the outstanding ordinary shares of IperionX.
(1)Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options, RSUs, and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2026.

F.Disclosure of a registrant’s action to recover erroneously awarded compensation
Not applicable.
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A.Major Shareholders
The following table and accompanying footnotes set forth, as of June 30, 2026, information regarding beneficial ownership of our ordinary shares by each person known by us to be the beneficial owner of more than 5% of our ordinary shares. In preparing the disclosure below, we have relied to the extent we believe appropriate on substantial shareholder notices provided to us by our substantial shareholders and released to ASX.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including options and performance rights that are currently exercisable or exercisable within 60 days of June 30, 2026. Ordinary shares subject to options and performance rights currently exercisable or exercisable within 60 days of June 30, 2026 are deemed to be outstanding for computing the percentage ownership of the person holding these options and/or performance rights and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
Our calculation of the percentage of beneficial ownership is based on 339,384,066 ordinary shares issued and outstanding as at June 30, 2026. A large number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners.
Unless otherwise indicated, to our knowledge each shareholder possesses sole voting and investment power over the ordinary shares listed subject to community property laws, where applicable. None of our shareholders has different voting rights from other shareholders.

	Ordinary Shares Beneficially Owned
Shareholder	Number	Percent
FMR LLC (1 St. Martin’s Le Grand, London, EC1A 4AS, United Kingdom)	26,097,578	7.7%
DITM Holdings Pty Ltd (15 Lennox Street, Mosman, NSW, 2088, Australia)(1)	26,608,334	7.8%
State Street Corporation (One Congress Street, Boston, MA, 02441, United States)	22,764,708	6.7%
Note:
(1)DITM Holdings Pty Limited is an Australian corporation controlled by Mr. Todd Hannigan.
To our knowledge, there have not been any significant changes in the ownership of our ordinary shares by major shareholders over the past three years, except as follows (which is based upon substantial shareholder notices filed with the ASX and beneficial ownership reports on Schedule 13G filed with the SEC):
•FMR LLC became a substantial shareholder on August 31, 2021, when it acquired 13,499,999 ordinary shares, or 9.7% of the total voting power, pursuant to a private placement by the Company. On February 9, 2023, FMR LLC reported it beneficially owned 16,789,000 ordinary shares, or 9.8% of the total voting power, as of December 31, 2022. On February 9, 2024, FMR LLC reported it beneficially owned 21,131,763 ordinary shares, or 9.4% of the total voting power, as of December 29, 2023. On November 21, 2024, FMR LLC reported that it had a change in substantial holding and reported it held 26,097,578 ordinary shares, or 8.7% of the total voting power, as of that date. The percentage ownership has been updated for the number of shares on issue as June 30, 2026;
•DITM Holdings Pty Ltd became a substantial shareholder on December 1, 2020, when it reported that it held 4,618,357 ordinary shares, or 5.3% of the total voting power, as of that date. On January 27, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 7,951,691 ordinary shares, or 8.1% of the total voting power, as of that date. On August 31, 2021, DITM Holdings Pty Ltd had a change in substantial holding (due to additional purchases) and reported it held 9,069,086 ordinary shares, or 6.5% of the total voting power, as of that date. On December 13, 2021, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 9,415,927 ordinary shares, or 6.8% of the total voting power, as of that date. On May 5, 2022, DITM Holdings Pty Ltd had a change in holding (due to additional purchases) and reported it held 10,412,842 ordinary shares, or 7.4% of the total voting power, as of that date. On February 14, 2023, DITM Holdings Pty Ltd reported it beneficially owned 15,031,747 ordinary shares, or 8.6% of the total voting power, as of December 31, 2022 (consisting of 12,931,747 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days of December 31, 2022). On May 8, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 847,970 ordinary shares. On June 26, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 700,000 ordinary shares, and beneficially owned 16,579,717 ordinary shares, or 8.5% of the total voting power, as of that date (consisting of 14,479,717 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days). On November 13, 2023, DITM Holdings Pty Ltd reported it had purchased an additional 520,096 ordinary shares, and beneficially owned 17,099,813 ordinary shares, or 8.5% of the total voting power, as of that date (consisting of 14,999,813 ordinary shares and 2,100,000 ordinary shares underlying options that are exercisable within 60 days). On December 21, 2023, DITM Holdings Pty Ltd reported it had exercised 2,100,000 share options, and beneficially owned 17,099,813 ordinary shares as of that date. On January 4, 2024, DITM Holdings Pty Ltd reported it had purchased an additional 465,442 ordinary shares, and beneficially owned 17,565,255 ordinary shares as of that date. On July 9, 2024, DITM Holdings Pty Ltd reported it had purchased an additional 3,173,092 ordinary shares, and beneficially owned 20,738,347 ordinary shares as of that date. On December 9, 2024, DITM Holdings Pty Ltd reported it had received 1 ordinary share upon the conversion of its performance shares, and beneficially owned 20,738,348 ordinary shares as of that date. On December 16, 2024, DITM Holdings Pty Ltd reported it had exercised 3,500,000 performance rights, and beneficially owned 24,238,348 ordinary shares as of that date. On December 18, 2024, DITM Holdings Pty Ltd reported it had purchased an additional 593,750 ordinary shares, and beneficially owned 24,832,098 ordinary shares as of that date. On March 14, 2025, DITM Holdings Pty Ltd reported it had exercised 159,333 RSUs, and beneficially owned 24,991,431 ordinary shares as of that date. On April 16, 2025, DITM Holdings Pty Ltd reported it had purchased an additional 310,500 ordinary shares, and beneficially owned 25,301,931 ordinary shares as of that date. On June 27, 2025, DITM Holdings Pty Ltd reported it had been issued an additional 141,844 ordinary shares, and beneficially owned 25,443,775 ordinary shares as of that date. On 8 October 2025, DITM Holdings Pty Ltd reported it had purchased 300,000 ordinary shares as a result of its participation in the Company’s share placement and beneficially owned 25,743,775 ordinary shares as of that date. On December 23, 2025 DITM Holdings Pty Ltd reported it had received 1 ordinary share upon the conversion of its performance shares and beneficially owned 25,743,776 ordinary shares as of that date. On February 3, 2026 DITM Holdings Pty Ltd reported it had exercised 159,333 RSUs and beneficially owned 25,903,109 ordinary shares as of that date. On March 30, 2026 and April 30, 2026, DITM Holdings Pty Ltd reported it had purchased an additional 225,225 ordinary shares and 480,000 ordinary shares respectively and beneficially owned 26,128,334 and 26,608,334 ordinary shares respectively as of those dates. DITM Holdings Pty Ltd is an entity associated with Mr. Todd Hannigan, Director of the Company; and
•State Street Corporation (State Street) became a substantial shareholder on September 19, 2025, when it reported that it held 18,920,854 ordinary shares, or 5.6% of the total voting power, as of that date. On September 24, 2025, State Street had a change in substantial holding (due to additional purchases) and reported it held 22,369,314 ordinary shares, or 6.7% of the total voting power, as of that date. On March 18, 2026 State Street reported it beneficially owned 26,328,091 ordinary shares, or 7.8% of the total voting power as of that date. On May 21, 2026 State Street reported it beneficially owned 22,764,708 ordinary shares, or 6.7% of the total voting power, as of that date.
Record Holders
As of June 30, 2026, we had 339,384,066 ordinary shares issued and outstanding. Based on information known to us, as of June 30, 2026, 141,737,775 of our ordinary shares were being held in the U.S. by 96 shareholders of record. A number of our ordinary shares are held by nominee companies so we cannot be certain of the identity of those beneficial owners. In addition, based on information known to us, as of June 30, 2026, approximately 73,305,940 of our outstanding ordinary shares are held in the form of ADSs.
We are not controlled by another corporation, by any foreign government or by any natural or legal persons except as set forth herein, and there are no arrangements known to us which would result in a change in control of us at a subsequent date.
B.Related Party Transactions
Other than as disclosed below, since July 1, 2025, other than employment and remuneration matters described in “Item 6. Directors, Senior Management and Employees – Compensation” we did not enter into any transactions or loans with any: (i) enterprises that directly or indirectly, through one or more intermediaries, control, are controlled by or are under common control with us; (ii) associates; (iii) individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, and close members of any such individual’s family; (iv) key management personnel and close members of such individuals’ families; or (v) enterprises in which a substantial shareholder interest in our voting power is owned, directly or indirectly, by any person described in (iii) or (iv) or over which such person is able to exercise significant influence.
Performance Industries, Inc., a company associated with Mr. W. Scott Sparks, Chief Operating Officer of the Company, was paid or is payable $70,660 during fiscal 2026 (2025: nil) (2024: $53,138) for the provision of engineering and construction services to the Company. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.
C.Interests of Experts and Counsel
Not applicable.
ITEM 8.    FINANCIAL INFORMATION.
A.Consolidated Statements and Other Financial Information.
See “Item 18. Financial Statements.”
Legal Proceedings
We are not a party to any material legal proceedings.
Dividends
We have not declared any dividends during fiscal 2026, 2025 or 2024 and do not anticipate that we will do so in the foreseeable future. We currently intend to retain future earnings, if any, to finance the development of our business. Dividends, if any, on our outstanding ordinary shares will be declared by and subject to the discretion of our Board of Directors on the basis of our earnings, financial requirements and other relevant factors, and subject to Australian law.
Any dividend we declare will be paid to the holders of ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our ordinary shares, to the extent permitted by applicable laws and regulations, less the fees and expenses payable under the deposit agreement. Any dividend we declare will be distributed by the depositary bank to the holders of the ADSs, subject to the terms of the deposit agreement. See “Item 12. Description of Securities Other Than Equity Securities-D. American Depositary Shares.”
B.Significant Changes
No significant change, other than as otherwise described in this annual report on Form 20-F, has occurred in our operations since the date of our consolidated financial statements included in this annual report on Form 20-F.
ITEM 9.    THE OFFER AND LISTING
A.Offer and Listing Details
The principal trading market for our ordinary shares is the ASX in Australia. Our ordinary shares trade under the symbol “IPX.” Our ADSs are publicly traded in the U.S. on the Nasdaq Capital Market under the symbol “IPX.”
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
Our Constitution
Our constituent document is our Constitution. Our Constitution is subject to the terms of the ASX Listing Rules and the Corporations Act. It does not provide for or prescribe any specific objectives or purposes of IperionX. It may be amended or repealed and replaced by special resolution of shareholders, which is a resolution passed by at least 75% of the votes cast by shareholders entitled to vote on the resolution. Where there is an inconsistency between the provisions of the Constitution and the Corporations Act, the provisions of the Australian Corporations Act will prevail over any inconsistent provisions of the Constitution.
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
The Foreign Acquisitions and Takeovers Act 1975
Overview
Australia’s foreign investment regime is set out in the Foreign Acquisition and Takeovers Act (FATA) and Australia’s Foreign Investment Policy. The Australian Treasurer administers the FATA and the Foreign Investment Policy (FIP) with the advice and assistance of the Foreign Investment Review Board (FIRB).
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
Currently, the prescribed threshold is A$347 million though a higher threshold of A$1.498 billion applies for certain countries which Australia has a free trade agreement with. These countries include the U.S., New Zealand, China, Japan, Hong Kong, Peru, South Korea, Singapore, United Kingdom, Chile, Peru and others.
Application of these Requirements to the Company
As at June 30, 2026, the Company did not have any interests in Australian land and hence is not an Australian land corporation, and the Company’s gross assets were valued below A$347 million. Accordingly, the only circumstance in which an investor in the Company would currently be subject to the mandatory notification regime is if they are a foreign government investor making a direct investment in the Company. Applications for FIRB clearance may be made by prospective investors in accordance with the information on FIRB’s website.
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
•where the person is the trustee of a trust estate-a person who holds a substantial interest in the trust estate; or
•any person who is an associate of any other person who is an associate of the person.
Australian Land Corporation
An Australian Land Corporation (ALC), is a corporation where the value of its total assets comprising interests in Australian land exceeds 50% of the value of its total gross assets. An ALC is not necessarily a company registered in Australia. It may be registered anywhere. It is the composition of the assets of the corporation that will make it an ALC for the purposes of the Australian foreign investment regime.
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

Foreign Government Investor
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
Issues of Shares and Change in Capital
Subject to the Corporations Act, ASX Listing Rules and any rights or restrictions attached to a class of shares, the Company may issue further shares or grant options over shares on any terms, at any time and for any consideration as the Board resolve. Pursuant to the ASX Listing Rules, we may in our discretion issue securities without the approval of shareholders, if such issue of securities, when aggregated with securities issued by us during the previous 12-month period would be an amount that would not exceed 15% of our issued capital at the commencement of the 12-month period. The Company may seek shareholder approval by special resolution at its annual general meeting to increase its capacity to issue equity securities by an additional 10% for the preceding 12-month period. Issues of securities in excess of this limit or the issue of securities to our related parties require approval of shareholders (unless otherwise permitted under the ASX Listing Rules or unless we have obtained a waiver from the ASX in relation to the 15% limit).
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
American Depositary Shares
The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents 10 shares (or a right to receive 10 shares) deposited with The Hong Kong and Shanghai Banking Corporation Limited, as custodian for the depositary in Sydney, Australia. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.
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
•Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the U.S. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.
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
•we delist the ADSs from an exchange in the U.S. on which they were listed and do not list the ADSs on another exchange in the U.S. or make arrangements for trading of ADSs on the U.S. over-the-counter market;
•we delist our shares from an exchange outside the U.S. on which they were listed and do not list the shares on another exchange outside the U.S.;
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
E.Taxation
The following is a summary of material U.S. federal and Australian income tax considerations to U.S. Holders, as defined below, of the ownership and disposition of ADSs and ordinary shares. This discussion is based on the laws as of the date of this annual report, and is subject to changes in the relevant income tax law, including changes that could have retroactive effect. The following summary does not take into account or discuss the tax laws of any country or other taxing jurisdiction other than the U.S. and Australia. Holders are advised to consult their tax advisors concerning the overall tax consequences of the ownership and disposition of ADSs and ordinary shares in their particular circumstances. This discussion is not intended, and should not be construed, as legal or professional tax advice.
This summary does not address the 3.8% U.S. federal Medicare Tax on net investment income, the effects of U.S. federal estate and gift tax laws, the alternative minimum tax, or any state and local tax considerations within the U.S., and is not a comprehensive description of all U.S. federal or Australian income tax considerations that may be relevant to a decision to own or dispose of ADSs or ordinary shares. Furthermore, this summary does not address U.S. federal or Australian income tax considerations relevant to holders subject to taxing jurisdictions other than, or in addition to, the U.S. and Australia, and does not address all possible categories of holders, some of which may be subject to special tax rules.
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
In this section, a “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the U.S.;
•a corporation created or organized in or under the laws of the U.S. or any state thereof or the District of Columbia;
•an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•a trust (i) the administration of which is subject to the primary supervision of a court in the U.S. and for which one or more U.S. persons have the authority to control all substantial decisions or (ii) that has an election in effect under applicable income tax regulations to be treated as a U.S. person for U.S. federal income tax purposes.
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

Passive Foreign Investment Company
In general, a corporation organized outside the U.S. will be treated as a PFIC for any taxable year if (i) at least 75% of its gross income for the taxable year consists of certain types of passive income or (ii) at least 50% of its gross assets during the taxable year, based on a quarterly average and generally determined by value, produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things, dividends, interest, rents, royalties, gains from commodities and securities transactions and gains from the disposition of assets that produce or are held for the production of passive income. In determining whether a non-U.S. corporation is a PFIC, a pro-rata portion of the income and assets of each corporation in which it owns, directly or indirectly, at least a 25% interest (by value) is taken into account. Under this rule, we should be deemed to own the assets and to receive the income of our wholly-owned subsidiaries for purposes of the PFIC determination. Additionally, if we are classified as a PFIC in any taxable year with respect to which you own ADSs, we generally will continue to be treated as a PFIC with respect to you in all succeeding taxable years, regardless of whether we continue to meet the tests described above, unless we cease to be a PFIC and you make the “deemed sale election” described below. Furthermore, if we are treated as a PFIC, then one or more of our subsidiaries may also be treated as PFICs.
Although we do not believe that we were a PFIC for the year ended June 30, 2026, our determination depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Accordingly, the IRS could challenge any determination made by us (or any of our subsidiaries) concerning PFIC status in any taxable year, and a court could sustain such challenge. Additionally, even if we are not a PFIC for a particular taxable year, we could become a PFIC for future years based on changes in our assets or the value thereof, including the value of our goodwill as indicated by our market capitalization, and based on changes in our activities and income. The determination of our PFIC status for any taxable year, however, will not be determinable until after the end of the taxable year, and will depend on, among other things, the composition of our income and assets (which could change significantly during the course of a taxable year) and the market value of our assets for such taxable year, which may be, in part, based on the market price of our ADSs (which may be especially volatile). However, the PFIC rules are complex and in some cases their application can be uncertain. In light of the foregoing, and because we must make a separate determination after the close of each taxable year as to whether we were a PFIC for that year, our PFIC status is subject to substantial uncertainty. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the IRS will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, we cannot assure you that we will not be a PFIC for our current or any future taxable year. In addition, our U.S. counsel expresses no opinion with respect to our PFIC status for our taxable year ended June 30, 2026, our current taxable year or future taxable years. Therefore, U.S. investors should invest in our ADSs only if they are willing to bear the U.S. federal income tax consequences (described below) of an investment in a PFIC. You should consult your own tax advisor regarding our PFIC status.
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
If Australian dollars so received are not converted into U.S. dollars on the date of receipt, you will have a basis in the Australian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the Australian dollars generally will be treated as ordinary income or loss to you and generally will be income or loss from sources within the U.S. for foreign tax credit limitation purposes.
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
Such gain or loss generally will be capital gain or loss. Capital gains of a non-corporate U.S. Holder, including an individual, which has held the ADSs for more than one year are currently eligible for reduced tax rates. For foreign tax credit limitation purposes, gain or loss recognized upon a disposition generally will be treated as from sources within the U.S. However, in limited circumstances, the Treaty can re-source U.S. source income as Australian source income. The deductibility of capital losses is subject to limitations for U.S. federal income tax purposes.
You should consult your own tax advisor regarding the availability of a foreign tax credit or deduction in respect of any Australian tax imposed on a sale, exchange or other taxable disposition of ADSs. See “Australian Tax Considerations-Tax on Sales or other Dispositions of Shares.”
Backup Withholding Tax and Information Reporting Requirements
Payments of dividends with respect to the ADSs and proceeds from the sale, exchange or other taxable disposition of the ADSs, by a U.S. paying agent or other U.S. intermediary, or made into the U.S., will be reported to the IRS and to you as may be required under applicable Treasury regulations. Backup withholding may apply to these payments if you fail to provide an accurate taxpayer identification number or certification of exempt status or otherwise fail to comply with applicable certification requirements. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding and information reporting. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you will be refunded (or credited against your U.S. federal income tax liability, if any), provided the required information is timely furnished to the IRS. Prospective investors should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for establishing an exemption.
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
Taxation of Dividends
Australia operates a dividend imputation system under which dividends may be declared to be “franked” to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. An exemption for dividend withholding tax can also apply to unfranked dividends that are declared to be conduit foreign income (CFI), and paid to Non-Australian Shareholders. Dividend withholding tax will be imposed at 30%, unless a shareholder is a resident of a country with which Australia has a double taxation agreement and qualifies for the benefits of the Treaty. Under the provisions of the current Treaty, the Australian tax withheld on unfranked dividends that are not declared to be CFI paid by us to a resident of the U.S. which is beneficially entitled to that dividend is limited to 15% where that resident is a qualified person for the purposes of the Treaty.
If a Non-Australian Shareholder is a company and owns a 10% or more interest, the Australian tax withheld on dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 5%. In limited circumstances the rate of withholding can be reduced to zero.
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
Non-Australian Shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 30%. Some relief from Australian income tax may be available to Non-Australian Shareholders under the Treaty. Non-Australian Shareholders that are companies will be assessed at a rate of 30%.
To the extent an amount would be included in a Non-Australian Shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.
Dual Residency
If a shareholder is a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident. If, however, the shareholder is determined to be a U.S. resident for the purposes of the Treaty, the Australian tax would be subject to limitation by the Treaty. Shareholders should obtain specialist taxation advice in these circumstances.
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
F.Dividends and Paying Agents
Not applicable.
G.Statement by Experts
Not applicable.
H.Documents on Display
We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements file reports with the SEC. We file reports, including Annual Reports on Form 20-F, furnish Current Reports on Form 6-K and disclose other information with the SEC pursuant to the rules and regulations of the SEC. The SEC maintains a website that contains reports and information statements regarding issuers that file electronically with the SEC. Our reports (including this Form 20-F) can be downloaded from the SEC’s website at www.sec.gov or our website at https://iperionx.com/investor-center/sec-filings.

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
Our Board has overall responsibility for the establishment and oversight of the risk management framework. The Board reviews and agrees policies for managing our financial risks as summarized below. For additional information about our financial risk management objectives and policies, see Note 23 to our audited consolidated financial statements for fiscal 2026, included in this annual report.
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
Our cash at bank and on hand and short-term deposits had a weighted average floating interest rate at June 30, 2026 of 2.89% (2025: 3.48%).
We currently do not engage in any hedging or derivative transactions to manage interest rate risk.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value of future cash outflows will fluctuate because of changes in foreign currency exchange rates.

Our exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than U.S. dollars. We also have transactional currency exposures relating to transactions denominated in currencies other than U.S. dollars. The currency in which these transactions primarily are denominated is Australian dollars. In addition, our Australian parent company, whose functional currency is Australian dollars, holds U.S. dollar-denominated cash balances to fund the Group's U.S. operations and growth initiatives. As a result, fluctuations in the U.S. dollar to Australian dollar exchange rate may give rise to foreign exchange gains or losses upon remeasurement of these monetary assets and liabilities and may affect our reported results of operations and financial position.
It is our policy not to enter into any hedging or derivative transactions to manage foreign currency risk.
Credit Risk
Credit risk is the risk of financial loss to us if a customer or counterparty to a financial instrument fails to meet its contractual obligations. This arises principally from cash and cash equivalents, receivables, and other financial assets.
We did not have significant concentrations of credit risk as of June 30, 2026. With respect to credit risk arising from cash and cash equivalents, our exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments.
Trade and other receivables comprise primarily receivables from government funding programs, deposits, accrued interest and goods and services tax refunds due. Where possible we trade only with recognized, creditworthy third parties. It is our policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that our exposure to bad debts is not significant. There were no past due receivables at the date of this report.
Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that we will have sufficient liquidity to meet our liabilities when due. At June 30, 2026, we determined that we had sufficient liquid assets to meet our financial obligations.
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

PART II.
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15.    CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of June 30, 2026. “Disclosure controls and procedures,” as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act, are designed to ensure that information required to be disclosed by a company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (ii) accumulated and communicated to the company’s management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures, our Chief Executive Officer and our Chief Financial Officer have concluded that, as of June 30, 2026, our disclosure controls and procedures were effective. Our Chief Executive Officer and Chief Financial Officer have concluded that the consolidated financial statements included elsewhere in this Annual Report fairly present, in all material respects, our financial condition, results of operations and cash flows for the periods presented.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements, including the possibility of human error and the circumvention or overriding of controls. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Our management, with participation of our Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of our internal control over financial reporting as of the end of the period covered by this Annual Report based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management’s assessment included an evaluation of the design of our internal control over financial reporting and testing of the operational effectiveness of our internal control over financial reporting. Based on that assessment, our Chief Executive Officer and Chief Financial Officer concluded that as of June 30, 2026, our internal control over financial reporting was effective.

Attestation Report of the Registered Public Accounting Firm
PricewaterhouseCoopers, our independent registered public accounting firm, has audited the consolidated financial statements of IperionX Limited as of and for the year ended June 30, 2026, included herein, and has issued an audit report on our internal control over financial reporting, which is included elsewhere in this Form 20-F.
Changes in Internal Control over Financial Reporting
During the fiscal year ended June 30, 2026, we implemented a new enterprise resource planning (ERP) system as part of our ongoing initiative to strengthen the control environment and modernize our financial reporting infrastructure. The ERP implementation represents a significant change in our information technology systems and has resulted in changes to certain of our business processes and related internal controls over financial reporting.
In connection with the ERP transition, we are continuing to migrate away from manual controls toward automated, system-based controls embedded within the new platform. This includes the replacement of manual review and approval processes with system-enforced workflows, automated three-way matching, and configurable access and segregation of duties controls built into the system architecture. Management believes this transition will further enhance the reliability and efficiency of our internal control environment and reduce the risk of error or omission associated with manual processes.
We have implemented additional monitoring procedures during this transition period to ensure that controls continued to operate effectively throughout the migration and that no gaps in the control environment arose as a result of the change in systems. As of June 30, 2026, management has evaluated the effect of these changes on our internal control over financial reporting and concluded that the ERP implementation did not adversely impact the effectiveness of our internal controls.
Other than the ERP system implementation described above, there were no changes in our internal control over financial reporting during the fiscal year ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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

Services Rendered	Fiscal 2026 US$	Fiscal 2025 US$	Fiscal 2024 US$
Audit or review of financial reports	595,000	400,000	270,955
Audit-related services	212,339	-	-
Total	807,339	400,000	270,955

Pre-Approval Policies and Procedures
Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. All of the fees described above were pre-approved by our board of directors.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
Not applicable.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
Neither we, nor any affiliated purchaser of us, purchased any of our securities during the year ended June 30, 2026.
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
•Nasdaq’s requirement that issuers obtain shareholder approval prior to the issuance of securities in connection with certain acquisitions, changes of control or private placements of securities, or the establishment or amendment of certain stock option, purchase or other compensation plans. Applicable Australian law and rules differ from Nasdaq requirements, with the ASX Listing Rules providing generally for prior shareholder approval in numerous circumstances, including (i) issuance of equity securities exceeding 15% (or an additional 10% capacity to issue equity securities for the preceding 12-month period if shareholder approval by special resolution is sought at the Company’s annual general meeting) of our issued share capital in any 12-month period (but, in determining the available issue limit, securities issued under an exception to the rule or with shareholder approval are not counted), (ii) issuance of equity securities to related parties (as defined in the ASX Listing Rules) and (iii) directors or their associates acquiring securities under an employee incentive plan.
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
ITEM 16K.    CYBERSECURITY
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
ITEM 19.    EXHIBITS.

Exhibit Number	Description
1.1	Certificate of the Registration of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.1 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)
1.2	Constitution of IperionX Limited (formerly Hyperion Metals Limited) (incorporated by reference to Exhibit 1.2 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)
2.1	Deposit Agreement among IperionX Limited, The Bank of New York Mellon, and Owners and Holders of American Depositary Shares (incorporated by reference to Exhibit 2.1 to the Company’s Amendment No. 1 to Registration Statement on Form 20-F, filed on May 4, 2022)
2.2	Form of American Depositary Receipt evidencing American Depositary Shares (included in Exhibit 2.1)
2.3	Description of Share Capital (incorporated by reference to Exhibit 2.3 to the Company’s Annual Report on Form 20-F, filed on August 26, 2022)
4.1	IperionX Limited (formerly Hyperion Metals Limited) Employee Incentive Plan (incorporated by reference to Exhibit 4.4 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)
4.2	Form of Indemnity, Insurance and Access for Directors (incorporated by reference to Exhibit 4.5 to the Company’s Registration Statement on Form 20-F, filed on March 29, 2022)
8.1*	List of Subsidiaries of IperionX Limited
11.1	Securities Trading Policy (incorporated by reference to Exhibit 99.1 to the Company’s Report on Form 6-K, filed on May 23, 2024)
12.1*	Section 302 Certification of Chief Executive Officer
12.2*	Section 302 Certification of Chief Financial Officer
13.1*	Section 906 Certification of Chief Executive Officer
13.2*	Section 906 Certification of Chief Financial Officer
15.1*	Technical Report Summary on the Titan Project, dated June 4, 2026
15.2*	Consent of PricewaterhouseCoopers
15.3*	Consent of Etienne Raffaillac as Qualified Person
15.4*	Consent of Marshall Miller & Associates, Inc. as Qualified Person
15.5*	Consent of Primero Group Americas Inc. as Qualified Person
15.6*	Consent of Karst Geo Solutions, LLC as Qualified Person
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 20-F, filed on October 30, 2024)
101.1	The following financial statements from the Company’s Annual Report on Form 20-F for the year ended June 30, 2026, formatted in Inline XBRL: (i) Consolidated Statements of Profit or Loss and Other Comprehensive Income, (ii) Consolidated Statement of Financial Position, (iii) Consolidated Statements of Changes in Equity, (iv) Consolidated Statements of Cash Flows, and (v) Notes to Consolidated Financial Statements, tagged as blocks of text and including detailed tags.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F filed on its behalf.

IPERIONX LIMITED

	By:	/s/ Marcela Castro
Marcela Castro
Chief Financial Officer
Date: September 29, 2026

IperionX Limited
ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
for the year ended June 30, 2026

IperionX Limited
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of IperionX Limited
Opinions on the Financial Statements and Internal Control over Financial Reporting
We have audited the accompanying consolidated statement of financial position of IperionX Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2026, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.
Basis for Opinions
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
Valuation of share-based payments
As described in Notes 1(y) and 21 to the consolidated financial statements, the Company recognised share-based payment expenses of $9.2 million for the year ended June 30, 2026. The share-based payments are measured by management at fair value using valuation models that involved the use of significant assumptions including risk-free interest rate and share price volatility.
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
Melbourne, Australia
September 29, 2026
We have served as the Company's auditor since 2021.

IperionX Limited
CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED JUNE 30,

	Notes	2026	2025	2024
		US$	US$	US$
Continuing operations
Research and development costs	2	(25,193,985)	(12,748,973)	(8,712,610)
Exploration and evaluation expenses		(5,380,636)	(2,894,369)	(1,950,583)
Corporate and administrative expenses	2	(25,917,366)	(10,686,376)	(4,516,393)
Business development expenses		(4,049,905)	(3,373,992)	(3,646,141)
Share-based payment expenses	21(a)	(9,166,334)	(9,568,191)	(3,791,541)
Finance income	2	1,871,307	3,550,633	546,029
Finance costs	2	(3,465,223)	(306,250)	(187,119)
Other income and expenses	2	4,534,380	678,843	414,712
Loss before income tax		(66,767,762)	(35,348,675)	(21,843,646)
Income tax expense	3	-	-	-
Loss for the year		(66,767,762)	(35,348,675)	(21,843,646)
Loss attributable to shareholders of IperionX Limited		(66,767,762)	(35,348,675)	(21,843,646)

Other comprehensive income
Items that may be reclassified subsequently to profit or loss:
Exchange differences arising on translation into presentation currency	17(f)	3,709,446	(1,602,139)	(170,014)
Other comprehensive income (loss) for the year, net of tax		3,709,446	(1,602,139)	(170,014)
Total comprehensive loss for the year		(63,058,316)	(36,950,814)	(22,013,660)
Total comprehensive loss attributable to shareholders of IperionX Limited		(63,058,316)	(36,950,814)	(22,013,660)

Basic loss per share (US$ per share)	19	(0.20)	(0.12)	(0.10)
Diluted loss per share (US$ per share)	19	(0.20)	(0.12)	(0.10)

The above Consolidated Statement of Profit or Loss and Other Comprehensive Income should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF JUNE 30,

	Notes	2026	2025
		US$	US$
ASSETS
Current Assets
Cash and cash equivalents	5	35,244,220	54,814,125
Trade and other receivables	6	3,282,481	823,268
Prepayments	7	1,533,721	3,238,894
Inventories	8	3,907,597	-
Total Current Assets		43,968,019	58,876,287

Non-Current Assets
Property, plant and equipment	9	41,185,930	25,197,638
Intangible assets	10	12,268,824	13,550,993
Exploration and evaluation assets	11	7,768,418	6,512,326
Prepayments	7	559,834	897,735
Total Non-Current Assets		61,783,006	46,158,692
TOTAL ASSETS		105,751,025	105,034,979

LIABILITIES
Current Liabilities
Trade and other payables	12	10,449,787	7,489,397
Deferred income	13	1,771,531	-
Loans and borrowings	14	628,933	472,018
Provisions	12	738,039	467,001
Total Current Liabilities		13,588,290	8,428,416

Non-Current Liabilities
Other long-term liabilities	12	333,000	700,000
Loans and borrowings	14	3,530,046	3,462,564
Total Non-Current Liabilities		3,863,046	4,162,564
TOTAL LIABILITIES		17,451,336	12,590,980

NET ASSETS		88,299,689	92,443,999

EQUITY
Contributed equity	16	250,976,753	197,985,920
Reserves	17	13,321,423	3,688,804
Accumulated losses	18	(175,998,487)	(109,230,725)
TOTAL EQUITY		88,299,689	92,443,999
The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEAR ENDED June 30, 2026

	Contributed Equity	Share-Based Payments Reserve	Foreign Currency Translation Reserve	Accumulated Losses	Total Equity
	US$	US$	US$	US$	US$

Balance at June 30, 2024	112,959,638	13,440,265	(1,178,258)	(73,882,050)	51,339,595
Net loss for the year	-	-	-	(35,348,675)	(35,348,675)
Exchange differences arising on translation into presentation currency	-	-	(1,602,139)	-	(1,602,139)
Total comprehensive loss for the year	-	-	(1,602,139)	(35,348,675)	(36,950,814)
Issue of shares – share placement	70,919,564	-	-	-	70,919,564
Issue of shares – exercise of options	205,525	-	-	-	205,525
Issue of shares – conversion of RSUs	2,094,041	(2,094,041)	-	-	-
Issue of shares – conversion of rights	13,724,952	(13,724,952)	-	-	-
Issue of shares to consultants	470,262	(470,262)	-	-	-
Issue of shares to director in lieu of bonus	250,000	(250,000)	-	-	-
Share issue costs	(2,638,062)	-	-	-	(2,638,062)
Share-based payment expense	-	9,568,191	-	-	9,568,191
Balance at June 30, 2025	197,985,920	6,469,201	(2,780,397)	(109,230,725)	92,443,999
Net loss for the year	-	-	-	(66,767,762)	(66,767,762)
Exchange differences arising on translation into presentation currency	-	-	3,709,446	-	3,709,446
Total comprehensive loss for the year	-	-	3,709,446	(66,767,762)	(63,058,316)
Issue of shares - share placement	45,717,352	-	-	-	45,717,352
Issue of shares - exercise of options	971,471	(405,315)	-	-	566,156
Issue of shares - conversion of RSUs	2,234,348	(2,234,348)	-	-	-
Issue of shares - conversion of rights	603,498	(603,498)	-	-	-
Issue of shares - payment of expenses	5,230,000	-	-	-	5,230,000
Share issue costs	(1,765,836)	-	-	-	(1,765,836)
Share-based payment expense	-	9,166,334	-	-	9,166,334
Balance at June 30, 2026	250,976,753	12,392,374	929,049	(175,998,487)	88,299,689
The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

IperionX Limited
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED JUNE 30,

	Notes	2026	2025	2024
		US$	US$	US$
Operating activities
Payments to suppliers and employees		(51,173,711)	(24,336,800)	(19,215,938)
Government reimbursements for Titan Project DFS		4,623,906	96,151	-
Receipts from third parties		63,480	569,484	183,159
Interest paid		(327,019)	(329,740)	(120,313)
Interest received		1,871,307	2,203,220	546,029
Taxes paid		(12,625)	-	-
Net cash flows used in operating activities	5	(44,954,662)	(21,797,685)	(18,607,063)

Investing activities
Purchase of property, plant and equipment	9	(17,781,134)	(16,963,016)	(5,018,093)
Proceeds from sale of property, plant and equipment	9	1,903,700	9,417	2,040,083
Purchases of intangible assets	10	(1,353,836)	(6,678,750)	-
Purchase of exploration and evaluation assets	11	(1,256,092)	(644,661)	(3,051,559)
Blacksand option prepayments	7	-	-	(500,000)
Other investing		(73,694)	-	-
Net cash flows used in investing activities		(18,561,056)	(24,277,010)	(6,529,569)

Financing activities
Proceeds from issue of shares		46,283,506	71,125,089	48,331,724
Share issue costs		(1,787,964)	(2,615,882)	(1,315,725)
Repayment of borrowings		(792,031)	(5,826)	(5,970)
Payment of principal portion of lease liabilities		(521,942)	(511,749)	(417,866)
Net cash flows from financing activities		43,181,569	67,991,632	46,592,163

Net (decrease) increase in cash and cash equivalents		(20,334,149)	21,916,937	21,455,531
Net foreign exchange differences		764,244	(260,168)	(236,116)
Cash and cash equivalents at beginning of the year		54,814,125	33,157,356	11,937,941
Cash and cash equivalents at the end of the year	5	35,244,220	54,814,125	33,157,356

Supplemental cash flow information:
Property, plant, equipment additions in accounts payable and other accrued liabilities		4,568,067	2,508,971	734,708
Intangible additions in accounts payable, other accrued liabilities and other long-term liabilities		804,912	2,140,371	-
The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

IperionX Limited
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEAR ENDED JUNE 30, 2026
1.    STATEMENT OF MATERIAL ACCOUNTING POLICIES
The material accounting policies adopted in preparing the consolidated financial statements of IperionX Limited (“IperionX” or “Company”) and its consolidated entities (“Consolidated Entity” or “Group”) for the years ended June 30, 2026, 2025 and 2024 are stated to assist in a general understanding of the consolidated financial statements.
IperionX is a for-profit company limited by shares, incorporated and domiciled in Australia. Our ordinary shares are listed on the Australian Securities Exchange, or ASX, under the symbol “IPX”, and our American Depositary Shares, or ADSs, each representing ten (10) of our ordinary shares, are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “IPX”.
The principal activities of the Group during the year consisted of the development of its titanium metal technologies and the exploration of its mineral properties in the U.S.
The Group is operating a U.S. based, integrated titanium business to support a range of advanced industries, including consumer electronics, aerospace, defense, medical, bicycles, additive manufacturing, and automotive. We expect to offer a range of titanium products and alloys for customers across these key industries.
Our portfolio of assets includes our operations at the Titanium Manufacturing Campus in Halifax County, Virginia; our Atlas-Titan platform in Tennessee, and Industrial Pilot Facility (IPF) in Salt Lake City, Utah, that together are re-shoring a sustainable titanium supply chain in the U.S.
IperionX owns patents to certain titanium and metal alloy production technologies and holds exclusive global licenses over the Technologies, including Hydrogen Assisted Metallothermic Reduction™, Granulation Sintering Deoxygenation™, low carbon titanium mineral enrichment, Hydrogen Sintering and Phase Transformation™, Alkaline Roasting and Hydrolysis™, and other titanium alloying technologies.
(a)    Basis of Preparation
The financial report is a general purpose financial report, which has been prepared in accordance with IFRS as issued by the IASB.
The consolidated financial report has also been prepared on a historical cost basis, except for other financial assets and inventory received through government program (See Note 1(h)), which have been measured at fair value. The consolidated financial statements are presented in U.S. dollars (US$ or $).
Certain prior year expense balances have been reclassified and presented on a more disaggregated basis to conform to the current year presentation. These reclassifications were immaterial and had no effect on previously reported net income, total assets, or stockholders’ equity.
Going Concern
The financial statements have been prepared on the going concern basis, which contemplates the continuity of normal business activity and the realization of assets and the settlement of liabilities in the normal course of business.
At June 30, 2026, the Group has cash and cash equivalents of $35.2 million (2025: $54.8 million) and net assets of $88.3 million (2025: $92.4 million). The Group had net outflows from operating and investing activities of $63.5 million for fiscal 2026 (2025: $46.1 million) (2024: $25.1 million). On July 7, 2026, the Company completed the placement of 2,275,000 new fully paid ADSs, each representing 10 ordinary shares, to raise gross proceeds of $50 million before costs.
IperionX's principal committed source of non-dilutive funding is the U.S. DoW industrial-base programs under which its Virginia titanium production facility is being built: the DPA Title III award ($12.7 million) and the IBAS award ($47.1 million) are fully obligated by the Government, $22.7 million had been reimbursed at June 30, 2026 and $37.1 million of obligated, reimbursable funding remained available to be drawn against qualifying expenditure over the expansion to approximately 1,400 tons per annum. In addition, IperionX holds a U.S. Army SBIR Phase III indefinite-delivery contract with a ceiling of $99.0 million, under which two firm-fixed-price task orders totaling approximately $19.8 million have been awarded (Task Order 2, awarded in August 2026, has a base value of $18.5 million of which $11.5 million was funded at award, with options to $25.4 million), plus other U.S. Government awards of up to $6.6 million. The U.S. Government has also transferred approximately 290 metric tons of titanium alloy scrap to IperionX at no cost, reducing feedstock purchases for approximately eighteen months of production at the current 200 tons per annum capacity.
Beyond these contracted sources, IperionX has a number of potential sources of liquidity: Customer receipts are expected to grow as the Virginia facility moves from prototype and qualification work into low-rate production; IperionX has purchase orders and supply arrangements with the U.S. Army (DEVCOM Ground Vehicle Systems Center), American Rheinmetall, Ford Motor Company and Carver Pump, among others. The remaining $79.2 million of ceiling under the SBIR Phase III task order awarded and other awards referred to above may be accessed through further task orders at the Government's discretion. IperionX has demonstrated continuing access to equity capital markets, having raised more than $250 million through the date of filing, from institutional and retail investors since listing, and its Nasdaq and ASX listings provide the ability to raise further capital. Finally, a substantial portion of IperionX’s forecast expenditure, including GenX™ development, Titan and Atlas development work and the pace of the 1,400 tons per annum expansion, is discretionary and can be deferred or reduced if necessary.
Further, the U.S. Government has materially expanded the capital available to domestic critical-minerals and metals producers, including through the DoW’s Office of Strategic Capital, which since July 2025 has committed loans of approximately $2.5 billion to domestic rare earth, magnet and scandium metal projects under loan authority of up to approximately $100 billion, and through two 2026 Defense Industrial Base Consortium solicitations for domestic critical-minerals processing capacity, the most recent of which specifically names titanium, including sponge and sponge substitutes, for which IperionX has submitted proposals.
Based on the assessment of the Company’s financial position, cash flows, and future projections, management has concluded that there are no conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern for the foreseeable future, which is defined as at least twelve months from the date of issuance of the financial statements. No adjustments are required to the carrying amounts or classification of assets and liabilities in the financial statements.
(b)    New Standards, Interpretations and Amendments
In the current year, the Group has adopted all of the new and revised Accounting Standards and Interpretations effective from July 1, 2025 that are mandatory.
The adoption of the aforementioned standards has had no impact on the financial statements of the Company as at June 30, 2026. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
Issued standards and interpretations not early adopted
International Financial Reporting Standards and Interpretations that have recently been issued or amended but are not yet effective have not been adopted by the Group for the year ended June 30, 2026. Those which may be relevant to the Group are set out in the table below, but these are not expected to have any significant impact on the Group’s financial statements:

Standard/Interpretation	Application Date of Standard	Application Date for the Group
IFRS 18 Presentation and Disclosure in Financial Statements	January 1, 2027	July 1, 2027
IFRS 19 Subsidiaries without Public Accountability	January 1, 2027	July 1, 2027
IFRS 20 Regulatory Assets and Regulatory Liabilities	January 1, 2029	July 1, 2029
A discussion on the impact of the adoption of IFRS 18 - Presentation and Disclosure in Financial Statements is included below. The adoption of the other aforementioned standards is not expected to have any significant impact on the Group’s financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements
IFRS 18 - Presentation and Disclosure in Financial Statements replaces IAS 1 - Presentation of Financial Statements and introduces new requirements for the presentation of financial statements. IFRS 18 will not change the recognition and measurement of items in the financial statements but will affect presentation and disclosure in the financial statements, including introducing new categories and subtotals in the statement of profit or loss and other comprehensive income, requiring the disclosure of management defined performance measures, and changing the grouping of information in the financial statements.
(c)    Principles of Consolidation
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
(d)    Foreign Currencies
(i)Functional and Presentation Currency
The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The parent Company’s functional currency is Australian dollars.
The Group’s financial statements are presented in U.S. dollars which is the Group’s presentation currency. U.S. dollars have been chosen as the Group’s presentation currency to better reflect the Groupʼs business activities in the U.S. and to enhance comparability with its industry peer group, the majority of which report in U.S. dollars.
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
(e)    Cash and Cash Equivalents
Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.
(f)    Trade and Other Receivables
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
An estimate for the expected credit loss is made based on the historical risk of default and expected loss rates at the inception of the transaction. Inputs are selected for the expected credit loss impairment calculation based on the Group’s past history, existing market conditions as well as forward looking estimates.
(g)    Prepayments
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
(h)    Inventory
Inventories are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.
Raw materials are valued at cost of purchase. For work-in-process and finished goods, cost includes the cost of purchase and costs of conversion, with labor and manufacturing overhead applied using standard costing techniques that approximate actual cost. Unallocated overhead associated with abnormally low production levels, including costs incurred during the commissioning and ramp-up of manufacturing operations, is expensed as incurred and excluded from the cost of inventory.
Costs incurred with respect to raw materials, work-in-process, and finished goods are expensed as research and development expense as incurred when such materials or products are used in research and development activities. Costs are capitalized as inventory when they are incurred in bringing inventories to their present location and condition and are expected to be recovered through sale.

Titanium powder held for consumption in the production of engineered products is classified as raw materials.
The Company reviews inventory each reporting period and writes down excess, slow-moving, or obsolete items to net realizable value where required, with such write-downs recognized in operating expenses. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs necessary to make the sale.
Titanium scrap and feedstock received from U.S. Government programs at no cost, and without the transfer of a distinct good or service to the Government, are accounted for as non-monetary government grants. Such grants are recognized at fair value upon receipt and presented as deferred income in the statement of financial position. Refer to Note 1(n).
(i)    Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment charges. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets, except for land which is not depreciated. Depreciation commences when an asset is available for use. Where assets are under construction or yet to be commissioned, judgment is applied in determining the point at which the asset is in the location and condition necessary for it to be capable of operating in the manner intended by management. Currently the Group only has plant and equipment, buildings and leasehold improvements. Plant and equipment is depreciated over a period between 2 and 20 years. Buildings and leasehold improvements are depreciated over a period between 8 and 10 years.
The carrying amounts of property, plant and equipment are reviewed for impairment in accordance with the policy described in Note 1(u).
(j)    Intangible Assets
Intangible assets are stated at cost, net of accumulated amortization and accumulated impairment losses, if any. Cost in relation to patents includes registration, documentation and other legal fees associated with obtaining the patent. The costs of internally generated intangible assets are not capitalized and the expense is reflected as research and development costs in the statement of profit or loss as it is incurred.
The cost of intangible assets is amortized on a straight-line basis over their estimated useful lives, which are reviewed at least annually. The expected changes in the useful life or in the pattern of consumption of the future economic benefits of the asset are accounted for when changing the period or amortization method, as appropriate, and they are treated as changes in the accounting estimates. Amortization expense is recognized in the statement of profit or loss as research and development costs.
The Group’s primary patents each have a useful life between 8 and 20 years, with a remaining weighted-average useful life of 10.7 years. Additional patents granted in various jurisdictions will be used to extend the territorial coverage of the primary patent. Intangible assets are tested for impairment when there is an indicator of impairment, as well as possible reversal of previous impairment losses.
(k)    Exploration and Evaluation Expenditures
Exploration and evaluation expenditures are accounted for in accordance with the ‘area of interest’ method and with IFRS 6 - Exploration for and Evaluation of Mineral Resources.
Exploration and evaluation expenditures comprise costs incurred in connection with the exploration for and evaluation of mineral resources before the technical feasibility and commercial viability of extracting a mineral resource have been demonstrated.
For each area of interest, costs incurred to acquire rights to explore are capitalized and recognized as exploration and evaluation assets. Such costs include option payments made to landowners under the Group's option agreements, to the extent they are directly attributable to the acquisition of exploration rights.

Exploration and evaluation assets are initially measured at cost and are carried forward where the Group's rights of tenure are current and one of the following conditions is met:
•the expenditures are expected to be recovered through the successful development and commercial exploitation of the area of interest, or alternatively through its sale; or
•exploration and evaluation activities in the area of interest have not yet reached a stage that permits technical feasibility and commercial viability to be demonstrated, and active and significant operations are continuing.
The Group has identified proven and probable reserves within certain areas of interest and has completed a DFS for these properties. However, as of the reporting date, management has not yet committed to proceed with development. Advancement of these projects remains dependent upon securing adequate financing and/or a strategic development partner, as well as management's final approval to proceed. Accordingly, the related expenditures continue to be classified as exploration and evaluation.
Once management has committed to proceed with development, the related exploration and evaluation assets are assessed for impairment and reclassified to mine development properties.
Following commencement of commercial production, mine development properties are amortized over the expected life of the economically recoverable reserves associated with the relevant area of interest.
The recoverability of exploration and evaluation assets is dependent upon the successful development and commercial exploitation of the relevant properties, or alternatively their sale.
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
(n)    Deferred Income
Deferred income represents amounts received or receivable from customers for which the related performance obligations have not yet been satisfied, or where the conditions for revenue recognition have not been met as of the reporting date. These amounts are recognized as contract liabilities in the statement of financial position.
Deferred income arising from contracts with customers is recognized as revenue when, or as, the related performance obligations are satisfied. Revenue is recognized either at a point in time or over time, depending on the nature of the underlying performance obligation. The amount recognized reflects the consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.
Deferred income may also arise from government grants, including grants received in the form of non-monetary assets such as inventory. In accordance with IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance, non-monetary government grants are measured at fair value on initial recognition, with the corresponding grant recognized as deferred income in the statement of financial position. Deferred income is subsequently recognized in profit or loss on a systematic basis over the periods in which the related costs are incurred or the applicable grant conditions are satisfied. Refer to Note 1(aa) for further discussion.
(o)    Provisions
Provisions are recognized when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured. Provisions include the Group’s liability for employee benefits arising from services rendered by employees to balance date. Employee benefits that are expected to be settled wholly within 12 months have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.
(p)    Interest Income
Interest income is recognized on a time proportionate basis that takes into account the effective yield on the financial asset.
(q)    Income Tax
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
In particular, information about significant areas of estimation uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amount recognized in the financial statements are described in Note 21: Share-Based Payments.
(t)    Operating Segments
An operating segment is a component of an entity that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same entity), whose operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. This includes start up operations which are yet to earn revenues. Management will also consider other factors in determining operating segments such as the existence of a line manager and the level of segment information presented to and reviewed by the chief operating decision maker.
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
Operating segments that meet the quantitative criteria as prescribed by IFRS 8 - Operating Segments are reported separately. However, an operating segment that does not meet the quantitative criteria is still reported separately where information about the segment would be useful to users of the financial statements.
Information about other business activities and operating segments that are below the quantitative criteria are combined and disclosed in a separate category for “all other segments”.
Currently, the Group has only one operating segment, being exploration and development of minerals and metals in the U.S.

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
(y)    Share-Based Payments
Equity-settled share-based payments are provided to officers, employees, consultants and other advisors. These share-based payments are measured at the fair value of the equity instrument at the grant date. The fair value of options is estimated using the Black Scholes option valuation model. The fair value of performance rights that have market-based vesting conditions is estimated using a trinomial valuation model. The fair value of restricted stock units and performance rights that do not have market-based vesting conditions is estimated based on the underlying share price. The fair value determined at the grant date is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of equity instruments that will eventually vest. At each reporting date, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss over the remaining vesting period, with a corresponding adjustment to the share-based payments reserve.
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
(aa) Accounting for Government Funding Arrangements
The U.S. government has invested significant resources to re-shore to the U.S. a secure domestic titanium supply chain. As of June 30, 2026, IperionX’s U.S. Government support includes the $12.7 million DPA Title III award, the fully obligated $47.1 million IBAS award, and the SBIR Phase III contracting pathway of up to $99 million.

Depending on the substance of contractual terms, some of these arrangements are accounted for under IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance, while others may be accounted for under IFRS 15 - Revenue from Contracts with Customers. For other arrangements, the Company may act as an agent in procuring equipment on behalf of the government. As the Company does not obtain control of the equipment, a receivable is recognized for the reimbursement due from the government, and no corresponding asset, expense, or grant income is recognized.
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
Funding under DPA $12.7 million
In October 2023, IperionX executed a $12.7 million contract in funding under the U.S. DoW DPA Title III authorities to address the U.S. titanium supply chain vulnerabilities. The government share will be matched with $13.4 million in funding from IperionX, for a total funding amount of $26.1 million. This funding is being applied towards the Group’s TPF in Virginia. The agreement has an initial term of 39 months, scheduled to terminate on January 30, 2027, and provides that it may be extended by mutual agreement. Under the agreement, the Company and the U.S. government have agreed to use best efforts to achieve the goals of the agreement, which include the Company conducting a research and development program with respect to titanium technology.
As of June 30, 2026, the Company procured assets on behalf of the government that cost approximately $12.7 million, of which $2.4 million was invoiced in 2026 (2025: $4.0 million), (2024: $6.3 million). We received cash reimbursements for the reimbursement of equipment from the U.S. DoW of nil during the twelve months ended June 30, 2026 (2025: $5.6 million) (2024: $4.7 million). The remaining $2.4 million receivable was reimbursed subsequent to year end.
Funding under IBAS $47.1 million
In February 2025, the Company was awarded up to $47.1 million by the U.S. DoW to strengthen the U.S. Defense Industrial Base by accelerating the scale-up of a resilient, low-cost, and fully-integrated U.S. mineral-to-metal titanium supply chain. The program will be matched with $49.2 million in funding by IperionX, for a total funding amount of $96.3 million. This funding aims to bolster the U.S. defense industrial base by developing a fully integrated, low-cost titanium supply chain sourced domestically. The project scope under the IBAS program had been revised to prioritize accelerated expansion of IperionX’s titanium metal and manufacturing production capacity at IperionX’s Virginia Titanium Manufacturing Campus.
As part of the initial phase, the DoW obligated $5.0 million, and IperionX contributed $1.0 million, to expedite the Titan Project in Tennessee to ‘shovel-ready’ status, an important milestone in securing a new domestic source of titanium, rare earths and zircon critical minerals. Government reimbursements provided as grants are subject to conditional funding provisions. Grants for the initial phase are recognized as “Other income and expenses” in the consolidated statements of profit or loss and other comprehensive income, once all conditions for reimbursement are met.
The DoW obligated an additional $12.5 million in August of 2025, $25.0 million in September of 2025 and $4.6 million in January of 2026, through the IBAS program to purchase orders for long-lead, major capital equipment required for the next stage of capacity scale-up to approximately 1,400 metric tons per year at the Virginia Titanium Manufacturing Campus.
As of June 30, 2026, the entire $47.1 million has been obligated by the DoW. Of that, the Company has incurred costs of $5.0 million toward the Titan Project DFS and has requested reimbursements from U.S. DoW in the amount of $4.1 million (2025: $0.9 million) which is recognized as “Other income and expenses” in the consolidated statements of profit or loss and other comprehensive income. We have received cash reimbursements from the U.S. DoW of $4.6 million during the twelve months ended June 30, 2026. (2025: $0.1 million). Cash receipts from government reimbursements for the Titan Project DFS and the related qualifying expenditures are presented on a gross basis in the consolidated statements of cash flows, with government reimbursements reflected as operating cash inflows and the associated expenditures reflected within operating cash outflows.
Funding under SBIR Phase III $99.0 million
In June 2025, IperionX received the first task order for $1.3 million, from the U.S. Army under a SBIR Phase III Indefinite Delivery Indefinite Quantity contract with the U.S. DoW. The task order facilitates the purchase of equipment to aid in the production and delivery of titanium parts for U.S. Army ground programs.
As of June 30, 2026, the Company has procured assets on behalf of the government that cost approximately $0.3 million (2025: nil). We expect to utilize the remaining $1.0 million of available funding by the end of fiscal year 2027.

2.    INCOME AND EXPENSES

	Notes	2026	2025	2024
		US$	US$	US$
Research & development costs
Wages and benefits		(9,235,933)	(5,519,763)	(3,232,758)
Payroll taxes on stock compensation benefits		-	(183,373)	(49,118)
Depreciation of property, plant and equipment	9	(1,764,132)	(683,678)	(113,224)
Amortization of patents	10	(1,300,546)	(768,128)	-
Amortization of right-of-use assets	9	(621,874)	(710,678)	(427,666)
Other operating expenses(1)		(12,271,500)	(4,883,353)	(4,889,844)
		(25,193,985)	(12,748,973)	(8,712,610)
Corporate and administrative expenses
Wages and benefits		(8,874,230)	(4,956,272)	(2,047,386)
Non-cash expenses settled with share issuance		(5,230,000)	-	-
Professional fees and system implementation costs		(5,115,183)	(2,456,898)	(1,044,377)
Legal expenses		(1,432,661)	(246,546)	(237,891)
Payroll taxes on stock compensation benefits		(218,105)	(994,640)	(160,058)
Other operating expenses(2)		(5,047,187)	(2,032,020)	(1,026,681)
		(25,917,366)	(10,686,376)	(4,516,393)
Employee benefits expense
Salaries, wages and benefits		(21,501,910)	(14,578,178)	(8,650,534)
Post-employment benefits		(411,210)	(252,005)	(180,661)
Share-based payment expenses	21	(9,166,334)	(9,568,191)	(3,791,541)
		(31,079,454)	(24,398,374)	(12,622,736)
Finance income
Interest income		1,871,307	2,203,220	546,029
Net foreign exchange gain		-	1,347,413	-
		1,871,307	3,550,633	546,029
Finance costs
Interest expense		(311,744)	(279,541)	(122,736)
Net foreign exchange loss		(3,153,479)	-	(48,588)
Other finance costs		-	(26,709)	(15,795)
		(3,465,223)	(306,250)	(187,119)

Other income and expenses
Other income(3)		4,584,952	939,412	629,815
Impairment of property, plant and equipment		-	-	(198,750)
Loss on disposal of property, plant and equipment		(50,572)	(260,569)	(16,353)
		4,534,380	678,843	414,712
Notes:
(1) R&D other operating expenses primarily includes expenses for R&D facilities, materials, consumables, and consulting fees for continuous technology research, including commercialization and scale-up activities, materials, development of the GenX™ next-generation continuous HAMR™ platform, expansion of manufacturing capabilities and advancement of customer qualification programs.
(2) Corporate and administrative other operating expenses primarily includes insurance, software licenses, rents and other corporate fees related to operating a public company.
(3) Other income includes $4,130,072 (2025: $869,928) for government grant income billed to the U.S. DoW under the IBAS program. See Note 1(aa) for additional details.

3.    INCOME TAX

	2026	2025	2024
	US$	US$	US$
Recognized in profit or loss
Current income tax:
Current income tax benefit in respect of the current year	-	-	-
Deferred income tax:
Origination and reversal of temporary differences	-	-	-
Income tax expense reported in profit or loss	-	-	-

Reconciliation between tax expense and accounting loss before income tax
Accounting loss before income tax	(66,767,762)	(35,348,675)	(21,843,646)
Tax benefit at the Australian income tax rate of 30%	(20,030,329)	(10,604,603)	(6,553,094)
Effect of lower income tax rate in the United States	177,763	1,032,615	631,007
Expenditure not allowable for income tax purposes	5,387,521	2,885,033	1,427,582
Income not assessable for income tax purposes	-	(404,224)	-
Exchange differences	-	(639)	(2,369)
Adjustments in respect of deferred tax of previous years	(1,335,225)	(738,316)	583,422
Effect of deferred tax assets not brought to account	15,800,270	7,830,134	3,913,452
Income tax expense reported in profit or loss	-	-	-

Deferred tax assets and liabilities
Deferred tax liabilities:
Right-of-use assets	1,297,345	980,747	414,270
Deferred tax assets used to offset deferred tax liabilities	(1,297,345)	(980,747)	(414,270)
Net deferred tax liabilities	-	-	-
Deferred tax assets:
Accrued expenditures	51,793	117,578	70,662
Provisions	192,887	122,051	75,215
Lease liabilities	1,036,572	1,023,320	383,082
Capital allowances	31,742,587	10,394,779	10,896,126
Tax losses available to offset against future taxable income	5,486,228	9,668,204	1,556,178
Deferred tax assets used to offset deferred tax liabilities	(1,297,345)	(980,747)	(414,270)
Other deferred tax assets not brought to account(1)	(37,212,722)	(20,345,185)	(12,566,993)
Net deferred tax assets	-	-	-
Note:
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
4.    DIVIDENDS PAID OR PROVIDED FOR ON ORDINARY SHARES
No dividends have been paid or proposed for the year ended June 30, 2026 (2025: nil) (2024: nil).

5.    CASH AND CASH EQUIVALENTS

	2026	2025	2024
	US$	US$	US$
Cash at bank and on hand	35,244,220	54,814,125	33,157,356

Reconciliation of loss before income tax to net cash flows from operations
Loss for the year	(66,767,762)	(35,348,675)	(21,843,646)
Adjustment for non-cash income and expense items
Share-based payments expense	9,166,334	9,568,191	3,791,541
Non-cash expenses settled with share issuance	5,230,000	-	-
Amortization of right-of-use assets	771,147	793,981	521,099
Amortization of intangibles	1,300,546	768,128	-
Depreciation of property, plant and equipment	2,278,003	716,147	124,752
Net foreign exchange (gain)/loss	3,153,479	(1,347,413)	48,588
Loss on disposal of property, plant and equipment	50,572	260,569	16,353
Impairment loss	-	-	198,750
Changes in assets and liabilities
Inventory	(1,149,702)	-	-
Receivables and prepayments	(282,576)	1,121,984	(2,073,615)
Payables and provisions	1,295,297	1,669,403	609,115
Net cash outflow from operating activities	(44,954,662)	(21,797,685)	(18,607,063)
6.    TRADE AND OTHER RECEIVABLES

	2026	2025
	US$	US$
Current
Receivables from U.S. Government(1)	3,175,925	774,248
Receivables from other third-parties	106,556	49,020
Total trade and other receivables	3,282,481	823,268
Note:
(1)As disclosed in Note 1(aa), receivables from the U.S. Government comprise amounts due for reimbursement of equipment purchases made under government programs, and qualifying expenditures incurred in connection with the Titan DFS.

7.    PREPAYMENTS

	2026	2025
	US$	US$
Current
Construction prepayments	731,202	2,741,220
Other prepayments	802,519	497,674
Total current prepayments	1,533,721	3,238,894

Non-current
Security deposits	559,834	438,704
Other non-current prepayments	-	459,031
Total non-current prepayments	559,834	897,735

8.    INVENTORY
Inventories are stated at the lower of cost and net realizable value as described in Note 1(h). During the half year ended December 31, 2025, the Company began capitalizing raw material costs as inventory following commercial milestones achieved during the period. Prior to that point, all such costs were expensed as research and development expense.

No write-down charges were recorded, during the periods ended June 30, 2026 and 2025.

As of June 30, 2026, the Company had $3,907,597 in inventory, primarily related to raw material, including the scrap and feedstock received from the government as described in Note 1(h) (2025: nil). No inventory was pledged as security for liabilities.

9.    PROPERTY, PLANT AND EQUIPMENT

	Plant and equipment	Right-of-use assets	Total
	US$	US$	US$
2026
Carrying amount at June 30, 2025	21,445,038	3,752,600	25,197,638
Additions	20,813,687	1,982,560	22,796,247
Disposals(1)	(3,758,805)	-	(3,758,805)
Depreciation	(2,278,003)	(771,147)	(3,049,150)
Carrying amount at June 30, 2026(2)	36,221,917	4,964,013	41,185,930
- at cost	40,072,636	6,361,118	46,433,754
- accumulated depreciation and impairment	(3,850,719)	(1,397,105)	(5,247,824)
Notes:
(1) During the twelve months ended June 30, 2026, proceeds of $1,903,700 were received, with the outstanding balance recorded as a current receivable.
(2) During the twelve months ended June 30, 2026, a non-cash reclassification of approximately $667,000 related to an equipment lease that was finalized during the year. The fully amortized leased asset was transferred to property, plant and equipment, resulting in an increase to gross cost and accumulated depreciation with no corresponding impact on net property, plant and equipment.

2025
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
Additions	15,996,078	2,961,466	18,957,544
Disposals	(23,590)	-	(23,590)
Depreciation	(716,147)	(793,981)	(1,510,128)
Carrying amount at June 30, 2025	21,445,038	3,752,600	25,197,638
- at cost	22,350,584	5,444,538	27,795,122
- accumulated depreciation and impairment	(905,546)	(1,691,938)	(2,597,484)

2024
Carrying amount at June 30, 2023	2,822,765	1,167,018	3,989,783
Additions	5,745,871	939,196	6,685,067
Disposals	(2,056,437)	-	(2,056,437)
Impairment	(198,750)	-	(198,750)
Depreciation	(124,752)	(521,099)	(645,851)
Carrying amount at June 30, 2024	6,188,697	1,585,115	7,773,812
- at cost	6,508,437	2,483,072	8,991,509
- accumulated depreciation and impairment	(319,740)	(897,957)	(1,217,697)

10.    INTANGIBLES

	2026	2025
Intellectual property rights	US$	US$
Balance at the beginning of the year	13,550,993	-
Transfers from prepayments	-	5,500,000
Additions	18,377	8,819,121
Amortization	(1,300,546)	(768,128)
Balance at June 30	12,268,824	13,550,993
- at cost	14,337,498	14,319,121
- accumulated amortization	(2,068,674)	(768,128)

During the fiscal year 2025, the Group exercised its exclusive option to purchase intellectual property rights of Blacksand Technology, LLC. The group now holds the exclusive commercial rights for more than 40 global patents through a license agreement with the University of Utah including the global patents for patented technologies that can produce low-cost and low-carbon titanium metal.
11.    EXPLORATION AND EVALUATION ASSETS

Titan Project (1)
US$
2026
Carrying amount at June 30, 2025	6,512,326
Additions	1,256,092
Carrying amount at June 30, 2026(1) (2)	7,768,418

2025
Carrying amount at June 30, 2024	6,114,061
Additions	644,661
Write-offs	(246,396)
Carrying amount at June 30, 2025	6,512,326

2024
Carrying amount at June 30, 2023	3,059,021
Additions	3,055,040
Carrying amount at June 30, 2024	6,114,061
Notes:
(1)At June 30, 2026, the Titan Project comprised over 10,000 acres of surface and associated mineral rights in Tennessee prospective for heavy mineral sands, including titanium, rare earth minerals, high grade silica sand, and zircon, of which approximately 1,500 acres are owned by IperionX, approximately 1,200 acres are subject to long-term lease by IperionX, and approximately 7,500 acres are subject to exclusive option agreements with IperionX. These exclusive option agreements, upon exercise, allow the Group to lease, or in some cases purchase, the surface property and associated mineral rights.
(2)The ultimate recoupment of costs carried forward for exploration and evaluation is dependent on the successful development and commercial exploitation or sale of the respective areas of interest.

12.    TRADE AND OTHER PAYABLES, PROVISIONS AND OTHER LONG-TERM LIABILITIES
Trade and other payables

	2026	2025
	US$	US$
Current
Trade payables	8,746,938	6,004,071
Accruals	1,687,214	1,307,087
Other payables	15,635	178,239
Total trade and other payables	10,449,787	7,489,397
Provisions
The current provisions balance of $738,039 (2025: $467,001) represents the Group's best estimate of employee entitlement obligations, including annual leave and other short-term benefit accruals that are expected to be settled within twelve months of the reporting date.
Other Long-term liabilities
The other long-term liability of $333,000 (2025: $700,000) relates to the remaining deferred consideration payable in connection with the Group's acquisition of exclusive intellectual property rights from Blacksand Technology, LLC. See Note 10 for further discussion.
13.    DEFERRED INCOME
During the period, the Government transferred approximately 290 metric tons of high-quality titanium scrap metal to the Company at no cost. The material was surplus to government needs and was transferred in connection with the IBAS grant program, which is intended to strengthen U.S. defense supply chains by fostering a resilient, low-cost, titanium platform that reduces reliance on imports and establishes a secure, domestic source of critical materials.
The Company recognizes government grants related to non-monetary assets by recording the fair value of the inventory received and establishing a corresponding deferred income liability. Deferred income is recognized in profit or loss on a systematic basis over the periods in which the related costs are incurred or the inventory is consumed.
The deferred income related to the inventory received was measured at its fair value of $2,757,895 on the date of receipt, based on prevailing market prices for titanium scrap.

	2026	2025
	US$	US$
Deferred Income at June 30, 2025	–	–
Grant recognized during the period	2,757,895	–
Amounts released to profit or loss	(986,364)	–
Deferred Income at June 30, 2026	1,771,531	–
As of the reporting date, the Company has complied with all conditions attached to the Grant, and no repayment obligation has been recognized.

14.    LOANS AND BORROWINGS

	Other Loans and Borrowings	Lease Liabilities	Total Loans and Borrowings
	US$	US$	US$
2026
Carrying amount at June 30, 2025	19,067	3,915,515	3,934,582
Additions(1)	965,723	572,647	1,538,370
Repayments	(792,031)	(521,942)	(1,313,973)
Carrying amount at June 30, 2026	192,759	3,966,220	4,158,979
Current	187,040	441,893	628,933
Non-Current	5,719	3,524,327	3,530,046

2025
Carrying amount at June 30, 2024	24,893	1,465,780	1,490,673
Additions	-	2,961,565	2,961,565
Repayments	(5,826)	(511,830)	(517,656)
Carrying amount at June 30, 2025	19,067	3,915,515	3,934,582
Current	6,764	465,254	472,018
Non-Current	12,303	3,450,261	3,462,564
Note:
(1)Relates to non cash additions for insurance premiums financed.
The following table sets forth the maturity schedule of the Company’s loans and borrowings:

	Other Loans and Borrowings US$	Lease Liabilities US$
2027	188,836	738,331
2028	5,769	700,937
2029	-	698,734
2030	-	688,568
2031	-	637,881
Thereafter	-	1,760,943
Total payments	194,605	5,225,394
Less: imputed interest	(1,846)	(1,259,174)
Present value of loans and borrowings	192,759	3,966,220

15.    LEASES
The Group leases office facilities, storage facilities, vehicles, and plant and equipment in the U.S. The lease arrangements do not contain any material restrictive covenants or other significant restrictions.
The carrying amounts of right-of-use assets (included under property, plant and equipment) and the movements during the year are in Note 9.
The carrying amounts of lease liabilities (included under financial liabilities) and the movements during the year are set out in Note 14.
The following are the amounts recognized in profit or loss in respect of leases:

	Notes	2026	2025	2024
		US$	US$	US$
Amortization of right-of-use assets	9	(771,147)	(793,981)	(521,099)
Interest expense on lease liabilities		(282,870)	(278,186)	(106,474)
Expense relating to short-term leases and leases of low-value assets		(326,442)	(143,789)	(72,542)
Net amount recognized in profit or loss		(1,380,459)	(1,215,956)	(700,115)

16.    CONTRIBUTED EQUITY

	Notes	2026	2025
		US$	US$
Issued capital
339,384,066 (2025: 319,927,854) fully paid ordinary shares	16(a)	250,976,753	197,985,920
We do not have a limit on our authorized share capital and the concept of par value is not recognized under Australian law.
(a)    Movements in Issued Capital

	Number of Ordinary Shares	Number of Class A Performance Shares	Number of Class B Performance Shares	US$
Opening balance at June 30, 2023	193,493,973	19,800,000	19,800,000	58,764,248
Issue of shares – share placements	43,476,381	-	-	45,740,157
Issue of shares – exercise of options	11,231,823	-	-	4,335,005
Issue of shares – conversion of RSUs	341,461	-	-	225,734
Issue of shares – conversion of rights	5,140,420	-	-	2,757,730
Issue of shares to consultants	554,538	-	-	470,000
Issue of shares to Blacksand in lieu of cash	3,006,163	-	-	2,000,000
Share issue costs	-	-	-	(1,333,236)
Closing balance at June 30, 2024	257,244,759	19,800,000	19,800,000	112,959,638
Issue of shares – share placements	34,951,630	-	-	70,919,564
Issue of shares – exercise of options	1,525,000	-	-	205,525
Issue of shares – conversion of RSUs	1,639,496	-	-	2,094,041
Issue of shares – conversion of rights	24,273,335	-	-	13,724,952
Issue of shares to consultants	151,760	-	-	470,262
Issue of shares to Director in lieu of cash bonus	141,844	-	-	250,000
Conversion of performance shares	30	(19,800,000)	-	-
Share issue costs	-	-	-	(2,638,062)
Closing balance at June 30, 2025	319,927,854	-	19,800,000	197,985,920
Issue of shares – share placements	14,000,000	-	-	45,717,352
Issue of shares – exercise of options	2,047,487	-	-	971,471
Issue of shares – conversion of RSUs	1,540,516	-	-	2,234,348
Issue of shares – conversion of rights	595,000	-	-	603,498
Issue of shares – payment of expenses	1,273,179	-	-	5,230,000
Conversion of performance shares	30	-	(19,800,000)	-
Share issue costs	-	-	-	(1,765,836)
Closing balance at June 30, 2026	339,384,066	-	-	250,976,753
Note: Shares issued upon exercise of options are shown net of shares surrendered to settle the exercise price under net settlement arrangements.

16.CONTRIBUTED EQUITY (continued)
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
•Voting - Subject to any rights or restrictions attached at the time to any shares or class of shares of the Company, each member of the Company is entitled to receive notice of, attend and vote at a general meeting. Under the Company’s constitution, resolutions of members will be decided by a show of hands unless a poll is demanded. However, in accordance with the Corporations Act 2001 (Commonwealth - Cth), the Company decides all resolutions proposed at its shareholder meetings by poll. On a show of hands each eligible voter present has one vote. Where a person present at a general meeting represents personally or by proxy, attorney or representative more than one member, on a show of hands the person is entitled to one vote only despite the number of members the person represents. On a poll each eligible member has one vote for each fully paid share held and a fraction of a vote for each partly paid share determined by the amount paid up on that share.
•Changes to the Constitution - The Company’s Constitution can only be amended by a special resolution passed by at least 75% of the votes cast by members entitled to vote. At least 28 days’ written notice specifying the intention to propose the resolution as a special resolution must be given.
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
(c)    Rights Attaching to Performance Shares
As of June 30, 2024, Performance Shares comprised of 19,800,000 Class A and 19,800,000 Class B Performance Shares issued in relation to the acquisition of HMAPL and could have been issued based upon the following terms and conditions:
•The Performance Shares could convert into Ordinary Shares as follows:
◦Each Class A Performance Share could convert into one (1) Ordinary Share upon completion of a positive pre-feasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates a net present value of at least A$200,000,000 before September 17, 2024 (the “Pre-Feasibility Study Milestone”). The Pre-Feasibility Study Milestone was not met by September 17, 2024.
◦Each Class B Performance Share could convert into one (1) Ordinary Share upon the commencement of commercial production from the Titan Project area before September 17, 2025 (the “First Production Milestone”). The First Production Milestone was not met by September 17, 2025;
◦As the Performance Shares did not convert into Ordinary Shares by the applicable expiry date, (being December 1, 2024 for the Class A Performance Shares and December 1, 2025 for the Class B Performance Shares), all such Performance Shares for each holder automatically lapsed and were combined into one (1) single Performance Share that was then converted into one (1) single Ordinary Share;
◦The 19,800,000 Class A Performance Shares did not convert into Ordinary Shares by the applicable expiry date of December 1, 2024, so the 19,800,000 Class A Performance Shares lapsed and converted into 30 Ordinary Shares during fiscal 2025; and

16.CONTRIBUTED EQUITY (continued)
◦The 19,800,000 Class B Performance Shares did not convert into Ordinary Shares by the applicable expiry date of December 1, 2025, so the 19,800,000 Class B Performance Shares lapsed and converted into 30 Ordinary Shares during fiscal 2026.
17.    RESERVES

	Notes	2026	2025
		US$	US$
Share-based payments reserve	17(b)	12,392,374	6,469,201
Foreign currency translation reserve	17(f)	929,049	(2,780,397)
		13,321,423	3,688,804
(a)    Nature and Purpose of Reserves
(i)Share-based payments reserve
The share-based payments reserve is used to record the fair value of Unlisted Options, RSUs and Performance Rights issued by the Group.
(ii)Foreign currency translation reserve
Exchange differences arising on translation of entities whose functional currency is different to the Group’s presentation currency are taken to the foreign currency translation reserve, as described in Note 1(d).
(b)    Movements in Share-Based Payments Reserve During the Year

	Number of Unlisted Options (Note 17(c))	Number of Performance Rights (Note 17(d))	No. of Restricted Stock Units (Note 17(e))	US$
2026
June 30, 2025	12,904,118	7,504,409	4,798,225	6,469,201
Grant of employee options, rights and RSUs	4,086,871	769,077	853,979	-
Exercise of options, rights and RSUs	(2,118,279)	(595,000)	(1,540,516)	(3,243,161)
Lapse/forfeiture of employee options, rights and RSUs	(8,000,000)	(630,000)	(1,018)	-
Share-based payment expense	-	-	-	9,166,334
June 30, 2026	6,872,710	7,048,486	4,110,670	12,392,374

2025
June 30, 2024	11,749,372	27,469,335	4,377,034	13,440,265
Grant of employee options, rights and RSUs	2,679,746	5,288,409	2,220,020	-
Exercise of options, rights and RSUs	(1,525,000)	(24,273,335)	(1,639,496)	(15,818,993)
Issue of shares to consultants	-	-	-	(470,262)
Issue of shares to Director in lieu of bonus	-	-	-	(250,000)
Lapse/forfeiture of employee rights and RSUs	-	(980,000)	(159,333)	-
Share-based payment expense	-	-	-	9,568,191
June 30, 2025	12,904,118	7,504,409	4,798,225	6,469,201

17.RESERVES (continued)

2024
June 30, 2023	23,011,372	29,146,000	824,371	15,004,052
Grant of employee rights and RSUs	-	4,021,000	3,894,124	-
Exercise of options, rights and RSUs	(11,262,000)	(5,147,665)	(341,461)	(4,726,904)
Issue of shares to consultants	-	-	-	(470,000)
Expiry of employee rights	-	(550,000)	-	(158,424)
Share-based payment expense	-	-	-	3,791,541
June 30, 2024	11,749,372	27,469,335	4,377,034	13,440,265
Note: For details on the valuation of Unlisted Options, Performance Rights and RSUs, including models and assumptions used, refer to Note 21 of the financial statements.
(c)    Terms and Conditions of Unlisted Options
Unlisted Options granted as share-based payments have the following terms and conditions:
•Each Unlisted Option entitles the holder to the right to subscribe for one share upon the exercise of each Unlisted Option;
•The Unlisted Options outstanding at the end of the financial year have the following exercise prices and expiry dates:
◦106,093 director options exercisable at A$0.87 each on or before December 5, 2026;
◦235,000 unlisted options exercisable at A$10.00 each on or before April 1, 2027;
◦1,305,000 unlisted options exercisable at A$8.00 each on or before June 30, 2027;
◦1,374,746 employee options exercisable at A$5.00 each on or before April 10, 2029;
◦511,972 employee options exercisable at A$11.00 each on or before April 2, 2030;
◦1,566,690 director and employee options exercisable at A$18.00 each on or before April 2, 2031; and
◦1,773,209 director and employee options exercisable at A$22.00 each on or before April 2, 2031.
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

17.RESERVES (continued)
•The Performance Rights outstanding at the end of the financial year have the following performance conditions and expiry dates:
◦2,885,000 employee performance rights that vest upon achieving a 30-day VWAP of A$4.00 per share (2,440,000 expiring December 21, 2028 and 445,000 expiring December 31, 2027);
◦660,077 director and employee performance rights that vest upon achieving a 30-day VWAP of A$18.00 expiring April 2, 2031;
◦1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$6.00 expiring April 10, 2031;
◦1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$7.00 per share expiring April 10, 2031;
◦1,157,803 employee performance rights that vest upon achieving a 30-day VWAP of A$8.00 per share expiring April 10, 2031; and
◦30,000 employee performance rights that vest upon achieving various (non-market based) performance conditions expiring December 31, 2026.
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
•Each RSU is subject to service-based performance conditions (as determined by the Board from time to time) which must be satisfied in order for the RSU to vest;
•The RSUs outstanding at the end of the financial year have the following conditions and expiry dates:
◦118,875 director RSUs that vest upon achieving various service-based conditions, expiring December 23, 2026;
◦1,095,330 director and employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2026;
◦135,044 director RSUs that vest upon achieving various service-based conditions, expiring December 5, 2027;
◦16,755 employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2027;
◦20,820 employee RSUs that vest upon achieving various service-based conditions, expiring March 2, 2028;
◦15,500 employee RSUs that vest upon achieving various service-based conditions, expiring April 2, 2028;
◦141,620 director RSUs that vest upon achieving various service-based conditions, expiring December 16, 2028;
◦242,985 employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2028;
◦1,637,975 director and employee RSUs that vest upon achieving various service-based conditions, expiring April 10, 2029;
◦476,734 employee RSUs that vest upon achieving various service-based conditions, expiring December 31, 2029; and
◦209,032 employee RSUs that vest upon achieving various service-based conditions, expiring April 2, 2030.

17.RESERVES (continued)
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
(f)    Movements in Foreign Currency Translation Reserve During the Year

	2026	2025	2024
	US$	US$	US$
Balance at beginning of the year	(2,780,397)	(1,178,258)	(1,008,244)
Exchange differences arising on translation into presentation currency	3,709,446	(1,602,139)	(170,014)
Balance at June 30	929,049	(2,780,397)	(1,178,258)
18.    ACCUMULATED LOSSES

	2026	2025	2024
	US$	US$	US$
Balance at beginning of the year	(109,230,725)	(73,882,050)	(52,196,828)
Net loss for the year	(66,767,762)	(35,348,675)	(21,843,646)
Adjustment for expiry of employee rights	-	-	158,424
Balance at June 30	(175,998,487)	(109,230,725)	(73,882,050)

19.    LOSS PER SHARE

	2026	2025	2024
	US$	US$	US$
Basic loss per share	(0.20)	(0.12)	(0.10)
Diluted loss per share	(0.20)	(0.12)	(0.10)
The following reflects the income and share data used in the calculations of basic earnings per share:

	2026	2025	2024
	US$	US$	US$
Net loss used in calculating basic and dilutive earnings per share	(66,767,762)	(35,348,675)	(21,843,646)

	2026	2025	2024
	Share #	Share #	Share #
Weighted average number of Ordinary Shares used in calculating basic and dilutive earnings per share	335,741,001	296,887,872	217,842,947
(a)    Anti-Dilutive Securities
As at June 30, 2026, 6,872,710 Unlisted Options, 7,048,486 Performance Rights, and 4,110,670 RSUs, which together represent 18,031,866 potential Ordinary Shares (2025: 45,006,752), (2024: 83,195,741), were not included in the calculation of diluted loss per share because they are considered anti-dilutive as they would decrease the loss per share for the years presented.
(b)    Conversions, Calls, Subscriptions or Issues after June 30, 2026
Subsequent to June 30, 2026, the Company has:
•issued 22,750,000 ordinary shares pursuant to a placement of ordinary shares;
•issued 106,093 ordinary shares pursuant to the exercise of unlisted options;
•issued 58,584 unlisted RSUs to a director; and
•issued 947,062 unlisted options to a contractor.
Other than as above, there have been no other conversions to, calls of, or subscriptions for Ordinary Shares or issues of potential Ordinary Shares since the reporting date and before the completion of this financial report.

20.    RELATED PARTIES
(a)    Subsidiaries

		Equity Interest
	Country of	2026	2025	2024
	Incorporation	%	%	%
Hyperion Metals (Australia) Pty Ltd	Australia	100	100	100
IperionX Critical Minerals LLC	United States	100	100	100
IperionX Technology LLC	United States	100	100	100
IperionX Inc.	United States	100	100	100
(b)    Ultimate Parent
IperionX Limited is the ultimate parent of the Group.
(c)    Key Management Personnel
The aggregate compensation made to KMP of the Group is set out below:

	2026	2025	2024
	US$	US$	US$
Short-term employee benefits	4,296,651	4,012,976	3,100,958
Post-employment benefits	54,012	62,632	68,300
Share-based payments	6,661,094	5,496,070	2,749,346
Total compensation	11,011,757	9,571,678	5,918,604
No loans were provided to or received from KMP during the year ended June 30, 2026 (2025: nil) (2024: nil).
Mr. Gregory Swan, former Company Secretary, provided services through a services agreement with the Apollo Group. During the 2024 fiscal year, Apollo Group was paid $270,763 (A$413,000) for the provision of serviced office facilities and administrative, accounting and company secretarial services to the Group.
(d)    Other transactions with Related Parties
Performance Industries, Inc., a company associated with Mr. Scott Sparks, COO of the Company, was paid $70,660 during the fiscal year 2026 (2025: nil) (2024: $53,138) for the provision of engineering and construction services to the Group. The Company considers that the services provided by Performance Industries, Inc. were provided on an arm’s length or better basis.
Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

21.    SHARE-BASED PAYMENTS
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
During fiscal 2026, fiscal 2025, and fiscal 2024 the following equity-settled share-based payments have been recognized in profit or loss:

	2026	2025	2024
	US$	US$	US$
Expense arising from staff remuneration arrangements	(9,166,334)	(9,568,191)	(3,791,541)
Total expense arising from equity-settled share-based payment transactions	(9,166,334)	(9,568,191)	(3,791,541)
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
(b)    Summary of securities granted as share-based payments
The following table illustrates the number and weighted-average exercise price of Options, and weighted-average grant date fair value for Rights and RSUs granted as share-based payments during fiscal 2026, fiscal 2025, and fiscal 2024:

	Stock Option Awards	WA - Exercise Price A$	Restricted Stock Units	WA - Grant Date Fair Value A$	Performance Rights Awards (market-based conditions)	WA - Grant Date Fair Value A$	Performance Rights Awards (performance conditions)	WA - Grant Date Fair Value A$
June 30, 2023	23,011,372	0.32	824,371	0.95	26,910,000	0.69	2,236,000	1.04
Granted	-	-	3,894,124	2.18	3,980,000	0.99	41,000	1.10
Exercised/Converted	(11,262,000)	(0.35)	(341,461)	(0.99)	(4,726,665)	(0.71)	(421,000)	(0.89)
Forfeited	-	-	-	-	(550,000)	(0.66)	-	-
June 30, 2024	11,749,372	0.28	4,377,034	2.04	25,613,335	0.74	1,856,000	1.08
Granted	2,679,746	6.46	2,220,020	3.99	4,938,409	3.49	350,000	3.81
Exercised/Converted	(1,525,000)	(0.20)	(1,639,496)	(1.93)	(23,273,335)	(0.79)	(1,000,000)	(1.24)
Forfeited	-	-	(159,333)	(2.27)	(920,000)	(0.98)	(60,000)	(0.91)
June 30, 2025	12,904,118	1.57	4,798,225	2.97	6,358,409	2.66	1,146,000	1.78
Granted	4,086,871	18.40	853,979	6.53	660,077	2.66	109,000	5.43
Exercised/Converted	(2,118,279)	(0.62)	(1,540,516)	(2.23)	-	-	(595,000)	(1.53)
Forfeited	(8,000,000)	(0.20)	(1,018)	(6.91)	-	-	(630,000)	(2.45)
June 30, 2026	6,872,710	13.47	4,110,670	3.99	7,018,486	2.66	30,000	5.99

21.SHARE-BASED PAYMENTS (continued)
(b)    Summary of securities granted as share-based payments (continued)
The following Options, Rights and RSUs were granted as share-based payments during fiscal 2026, fiscal 2025, and fiscal 2024:

2026	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Rights	45,000	6-Aug-25	31-Dec-26	-		5.99
Series 2	RSUs	118,875	28-Nov-25	23-Dec-26	-	-	5.11
Series 3	RSUs	12,000	5-Dec-25	31-Dec-26	-	-	5.02
Series 4	Options	235,000	5-Dec-25	1-Apr-27	10.00	-	0.40
Series 5	Rights	64,000	20-Dec-25	31-Dec-25	-	-	5.03
Series 6	RSUs	477,752	5-Mar-26	31-Dec-29	-	-	6.91
Series 7	Options	511,972	8-Mar-26	2-Apr-30	11.00	-	2.93
Series 8	Options	607,244	8-Mar-26	2-Apr-31	22.00	-	2.27
Series 9	Options	536,521	8-Mar-26	2-Apr-31	18.00	-	2.57
Series 10	Rights	226,047	8-Mar-26	2-Apr-31	-	18.00	4.47
Series 11	RSUs	209,032	8-Mar-26	2-Apr-30	-	-	6.55
Series 12	RSUs	20,820	9-Mar-26	2-Mar-28	-	-	6.55
Series 13	RSUs	15,500	9-Mar-26	2-Apr-28	-	-	6.55
Series 14	Options	1,165,965	19-Mar-26	2-Apr-31	22.00	-	0.96
Series 15	Options	1,030,169	19-Mar-26	2-Apr-31	18.00	-	1.11
Series 16	Rights	434,030	19-Mar-26	2-Apr-31	-	18.00	1.72

21.SHARE-BASED PAYMENTS (continued)

2025	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Rights	445,000	1-Nov-24	31-Dec-27	-	4.00	2.98
Series 2	Rights	435,000	1-Nov-24	23-Apr-26	-	3.00	3.12
Series 3	Rights	585,000	1-Nov-24	23-Apr-26	-	4.00	2.53
Series 4	Rights	30,000	1-Nov-24	31-Dec-25	-	-	3.40
Series 5	Rights	200,000	1-Nov-24	23-Apr-26	-	-	3.40
Series 6	RSUs	25,132	1-Nov-24	31-Dec-27	-	-	3.40
Series 7	RSUs	169,944	22-Nov-24	16-Dec-28	-	-	4.40
Series 8	Rights	120,000	20-Dec-24	31-Dec-25	-	-	4.60
Series 9	RSUs	42,486	9-Mar-25	16-Dec-28	-	-	3.37
Series 10	RSUs	40,000	6-May-25	31-Dec-28	-	-	3.49
Series 11	RSUs	113,475	8-May-25	31-Dec-28	-	-	3.40
Series 12	RSUs	56,738	9-May-25	31-Dec-28	-	-	3.55
Series 13	RSUs	82,335	10-May-25	10-Apr-29	-	-	3.55
Series 14	Options	216,672	10-May-25	10-Apr-29	5.00	-	1.87
Series 15	RSUs	13,617	12-May-25	31-Dec-28	-	-	3.41
Series 16	RSUs	8,511	13-May-25	31-Dec-28	-	-	3.17
Series 17	RSUs	400,533	15-May-25	10-Apr-29	-	-	3.11
Series 18	Rights	415,695	15-May-25	10-Apr-31	-	6.00	2.76
Series 19	Rights	415,695	15-May-25	10-Apr-31	-	7.00	2.68
Series 20	Rights	415,695	15-May-25	10-Apr-31	-	8.00	2.60
Series 21	RSUs	48,227	16-May-25	31-Dec-28	-	-	3.20
Series 22	RSUs	82,335	23-May-25	10-Apr-29	-	-	3.55
Series 23	Options	216,672	23-May-25	10-Apr-29	5.00	-	1.86
Series 24	RSUs	24,823	29-May-25	31-Dec-28	-	-	3.58
Series 25	RSUs	9,362	30-May-25	31-Dec-28	-	-	3.69
Series 26	RSUs	26,326	31-May-25	31-Dec-28	-	-	3.69
Series 27	RSUs	357,732	12-Jun-25	10-Apr-29	-	-	4.10
Series 28	Options	941,402	12-Jun-25	10-Apr-29	5.00	-	2.26
Series 29	RSUs	3,404	12-Jun-25	31-Dec-28	-	-	4.10
Series 30	Options	1,305,000	26-Jun-25	30-Jun-27	8.00	-	1.09
Series 31	RSUs	715,040	27-Jun-25	10-Apr-29	-	-	4.75
Series 32	Rights	742,108	27-Jun-25	10-Apr-31	-	6.00	4.48
Series 33	Rights	742,108	27-Jun-25	10-Apr-31	-	7.00	4.38
Series 34	Rights	742,108	27-Jun-25	10-Apr-31	-	8.00	4.29

21.SHARE-BASED PAYMENTS (continued)

2024	Security Type	Number	Grant Date	Expiry Date	Exercise Price A$	Vesting Hurdle (30-day VWAP) A$	Fair Value A$
Series 1	Shares	116,538	15-Aug-23	-	-	-	0.98
Series 2	Rights	21,000	15-Aug-23	22-Dec-24	-	-	1.10
Series 3	Rights	10,000	15-Aug-23	22-Dec-25	-	-	1.10
Series 4	Rights	10,000	15-Aug-23	22-Dec-26	-	-	1.10
Series 5	Rights	200,000	18-Dec-23	23-Apr-26	-	3.00	0.79
Series 6	Rights	300,000	18-Dec-23	23-Apr-26	-	4.00	0.63
Series 7	Rights	3,330,000	18-Dec-23	21-Dec-28	-	4.00	1.01
Series 8	Shares	388,000	30-Jan-24	-	-	-	1.37
Series 9	Shares	50,000	30-Jan-24	-	-	-	1.37
Series 10	RSUs	1,434,000	26-Mar-24	31-Dec-27	-	-	2.27
Series 11	RSUs	2,055,000	9-Apr-24	31-Dec-27	-	-	2.27
Series 12	RSUs	405,124	22-Nov-23	5-Dec-27	-	-	1.42
Series 13	Rights	75,000	21-May-24	23-Apr-26	-	3.00	1.61
Series 14	Rights	75,000	21-May-24	23-Apr-26	-	4.00	1.32
(c)    Weighted Average Remaining Contractual Life
At June 30, 2026, the weighted average remaining contractual life of Unlisted Options was 3.37 years (2025: 0.96 years) (2024: 1.45 years).
(d)    Option, Right and RSU Pricing Models
The fair value of granted RSUs and Rights that do not have market-based vesting conditions is estimated as at the date of grant based on the underlying share price.
The fair value of granted Options is estimated as at the date of grant using the Black Scholes option valuation model taking into account the terms and conditions upon which the Unlisted Options were granted. The table below lists the inputs to the valuation models used for Options granted by the Group during fiscal 2026, fiscal 2025 and fiscal 2024:

	2026	2025	2024
Expected life (weighted average)	4.16 years	2.96 years	-
Risk-free interest rate (weighted average)	3.7%	3.28%	-
Expected volatility (weighted average)	73%	80%	-
Expected dividend yield	-%	-%	-

21.SHARE-BASED PAYMENTS (continued)
The fair value of granted Rights that have market-based vesting conditions is estimated as at the date of grant using a trinomial valuation model taking into account the market-based vesting criteria upon which the Rights were granted. The table below lists the inputs to the valuation models used for the Rights that have market-based vesting conditions granted by the Group during fiscal 2026, fiscal 2025 and fiscal 2024:

	2026	2025	2024
Expected life (weighted average)	4.98 years	4.69 years	4.56 years
Risk-free interest rate (weighted average)	4.62%	3.73%	3.75%
Expected volatility (weighted average)	75%	77%	80%
Fair value at grant date (weighted average)	A$2.66	A$3.49	A$0.99
Share price at grant date (weighted average)	A$4.58	A$3.94	A$1.36
Vesting hurdle (30-day VWAP) (weighted average)	A$18.00	A$6.02	A$3.93
Expected volatility was determined by reference to historical share price volatility over a period consistent with the expected life of the Options or Rights.
22.    SEGMENT INFORMATION
IFRS 8 requires operating segments to be identified on the basis of internal reports about components of the Consolidated Entity that are regularly presented to and reviewed by the chief operating decision maker in order to allocate resources to the segment and to assess its performance. The Consolidated Entity operates in one segment, being exploration and development of minerals and metals in the U.S.
(a)    Reconciliation of non-current assets by geographical location

	2026	2025
	US$	US$
United States of America	61,223,170	45,719,988
	61,223,170	45,719,988
23.    FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES
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

23.FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)
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
There are no significant concentrations of credit risk within the Group. The carrying amount of the Group’s financial assets represents the maximum credit risk exposure, as represented below:

	Notes	2026	2025
		US$	US$
Cash and cash equivalents	5	35,244,220	54,814,125
Trade and other receivables	6	3,282,481	823,268
		38,526,701	55,637,393
With respect to credit risk arising from cash and cash equivalents, the Group’s exposure arises from default of the counter party, with a maximum exposure equal to the carrying amount of these instruments. The credit risk for cash and cash equivalents is considered negligible, since the counterparties are reputable banks with high quality external credit ratings.
Trade and other receivables comprise primarily receivables from government funding programs, deposits, accrued interest and GST refunds due. Where possible the Group trades only with recognized, creditworthy third parties. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant. There were no past due receivables at the date of this report.
(c)    Liquidity Risk
Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Board’s approach to managing liquidity is to ensure, as far as possible, that the Group will always have sufficient liquidity to meet its liabilities when due. At June 30, 2026, the Group had sufficient liquid assets to meet its financial obligations.
The Group had no financial covenants during the 2026 and 2025 financial periods, as the Group’s lease liabilities and other loans and borrowings do not impose any financial covenants other than the security interests in the leased assets that are held by the lessor. Leased assets may not be used as security for borrowing purposes.
The contractual maturities of financial liabilities are provided in Note 14 - Loans and Borrowings. There are no netting arrangements in respect of financial liabilities.
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
At the reporting date, the interest rate profile of the Group’s financial instruments was:

	Notes	2026	2025
		US$	US$
Cash at bank and on hand	5	35,244,220	54,814,125
		35,244,220	54,814,125
The Group’s cash at bank and on hand and short-term deposits had a weighted average floating interest rate at year-end of 2.89% (2025: 3.48%).
The Group currently does not engage in any hedging or derivative transactions to manage interest rate risk.

23.FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)
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

	Profit or loss		Equity
	+0.5%	-0.5%	+0.5%	-0.5%
	US$	US$	US$	US$
2026
Cash and cash equivalents	176,221	(176,221)	176,221	(176,221)
2025
Cash and cash equivalents	274,071	(274,071)	274,071	(274,071)
2024
Cash and cash equivalents	165,787	(165,787)	165,787	(165,787)
(e)    Foreign Currency Risk
Foreign currency risk is the risk that the fair value of future cash outflows will fluctuate because of changes in foreign currency exchange rates.
The Group’s exposure to the risk of changes in foreign exchange rate relates primarily to assets and liabilities that are denominated in currencies other than the functional currency of the group entity.
The Parent Company’s functional currency is Australian dollars. The financial statements are presented in U.S. dollars which is the Group’s presentation currency.
The Group also has transactional currency exposures relating to transactions denominated in currencies other than the functional currency of the entity.
It is the Group’s policy not to enter into any hedging or derivative transactions to manage foreign currency risk.
At the reporting date, the Group’s exposure to financial instruments denominated in currencies other than the functional currency of the group entity:

Assets and liabilities denominated in currencies other than the functional currency of the group entity	2026 US$ Equivalent	2025 US$ Equivalent
Financial assets
Cash and cash equivalents	26,592,658	29,417,896
Financial liabilities
Trade and other payables	(2,985)	(1,130,814)
Net exposure	26,589,673	28,287,082

23.FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES (continued)
Foreign exchange rate sensitivity
At the reporting date, had the US$ appreciated or depreciated against the A$, as illustrated in the table below, profit or loss and equity would have been affected by the amounts shown below. This analysis assumes that all other variables remain constant.

	Profit or loss		Equity
	+10%	-10%	+10%	-10%
	US$	US$	US$	US$
2026
Group	2,658,967	(2,658,967)	2,658,967	(2,658,967)
2025
Group	2,828,707	(2,828,707)	2,828,707	(2,828,707)
(f)    Commodity Price Risk
The Group’s major commodity price exposure is to the price of titanium and titanium products. The price of titanium is affected by numerous factors beyond the control of the Group. The Group is currently researching, developing and commercializing its titanium metal technologies and exploring its mineral properties in the U.S. To date, the Group has not had significant sales of titanium and titanium products, but anticipates product sales now that the Group's Titanium Manufacturing Campus in Virginia has started operations. We currently do not enter into hedging or derivative transactions to manage commodity price risk.
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

24.    CONTINGENT ASSETS AND LIABILITIES
Titan Project
The Titan Project is prospective for critical mineral sands including titanium minerals, rare earth minerals, high grade silica sand and zircon minerals. At June 30, 2026, the Group had entered into exclusive option agreements with local landowners in Tennessee, in relation to its Titan Project, which upon exercise, allows the Group to lease or, in some cases purchase, the acres of surface property and the associated mineral rights from the local landowners. As of June 30, 2026, the Titan Project comprised over 10,000 acres of surface and associated mineral rights in Tennessee, of which approximately 1,500 acres are owned by IperionX, approximately 1,200 acres are subject to long-term lease by IperionX, and approximately 7,500 acres are subject to exclusive option agreements with IperionX. During the option period, our option agreements provide us with exclusive right to access, enter, occupy and use the surface property for all purposes related to exploring for and evaluating all minerals in return for making annual option payments and bonus payments during periods when we conduct drilling. Upon exercise, in the case of an option to lease, the Company will pay a production royalty to the landowners, subject to a minimum royalty. Upon exercise, in the case of a purchase, the Company will pay cash consideration approximating the fair market value of the property, excluding the value of any minerals, plus a premium.
On June 15, 2026, the Company entered into an agreement to acquire certain mining and infrastructure assets associated with Covia Solutions LLC’s Camden silica sand operation in Camden, Tennessee, adjacent to the Company’s Titan Project. The assets include mineral rights, at-surface pre-processed mineral stockpiles, mining and processing equipment, an existing rail spur, approximately 1,200 acres of owned property, approximately 1,300 acres of leased property, buildings and structures, and associated electrical, water, and gas infrastructure.
The purchase price for the assets is $3 million in cash. The acquisition was completed on July 1, 2026.
In connection with the acquisition, the Company has agreed to assume Covia’s existing reclamation obligations related to certain disturbed property, which primarily consist of re-grading, re-vegetation, and stabilization of affected land. The Company is in the process of assessing the timing and estimated cost of these obligations, which will be recognized as a liability upon closing of the acquisition in accordance with applicable accounting standards.
The acquisition is expected to provide strategic synergies with the Titan Project through consolidated mineral rights within the McNairy Formation, additional feedstock optionality from existing stockpiles and pre-stripped horizons, and utilization of established infrastructure. There are no material contingencies related to the purchase price; however, the assumed reclamation obligations represent a commitment that may result in future cash outflows.
No other material commitments or contingencies related to this transaction have been identified as of the date of this report.

25.    EVENTS SUBSEQUENT TO BALANCE DATE
(a)On July 1, 2026, the Company completed the acquisition of key assets from Covia Solutions LLC’s Camden, Tennessee silica sand operation for $3 million. The assets include mineral rights, at-surface pre-processed mineral stockpiles, mining and processing equipment, an existing rail spur, approximately 1,200 acres of owned property, approximately 1,300 acres of leased property, buildings and structures, and associated electrical, water, and gas infrastructure.
As of the date of issuance of these financial statements, management has not yet completed its determination of the fair values of the individual assets acquired.
(b)On July 7, 2026, the Company completed the placement of 2,275,000 new fully paid ADSs, each representing 10 ordinary shares, to raise gross proceeds of $50 million before costs. Proceeds from the offering will be used to continue the commercialization and scale-up of certain of our titanium and metal alloy production technologies, including continued scale-up and expansion of the Company’s Titanium Manufacturing Campus in Virginia and associated titanium metal research and development activities, continued development of the Atlas-Titan Project in Tennessee, and for general corporate purposes.
(c)On August 3, 2026, the Company announced a proposed redomiciliation of its ultimate parent company to Texas, U.S., subject to shareholder, court, regulatory and other customary approvals. Subject to completion of the transaction and applicable exchange approvals, the Company expects the common stock of the new U.S. parent company to be listed directly on Nasdaq, replacing the existing ADS structure. The proposed redomiciliation is not expected to impact the Company's underlying assets, operations or strategic priorities.
On that same announcement, the Company announced the appointment of Michael J. Loparco as an independent non-executive director effective August 3, 2026.
(d)On August 26, 2026, IperionX received Task Order 2 under its U.S. Army SBIR Phase III contract for Low-Cost, Domestic Titanium for Defense Applications that builds upon the previously announced $1.3 million task order, lifting the aggregate potential value of task orders issued under the Company’s $99 million SBIR Phase III contract up to $26.7 million. This additional task order will fund the physical equipment and manufacturing systems required to increase throughput, bring critical production steps in-house, reduce acquisition and production costs, and accelerate delivery of titanium components for U.S. defense applications.
Other than the above, as at the date of this report there are no other matters or circumstances which have arisen since June 30, 2026 that have significantly affected or may significantly affect:
•the operations, in financial years subsequent to June 30, 2026, of the Group;
•the results of those operations, in financial years subsequent to June 30, 2026, of the Group; or
•the state of affairs, in financial years subsequent to June 30, 2026, of the Group.